Form 20-F
period 2020-12-31
Vasta Platform Ltd
filed 2021-04-30
CIK 1792829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-39415

Vasta Platform Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Av. Paulista, 901, 5th Floor
Bela Vista
São Paulo – SP, 01310-100
Brazil
+55 11 3133-7311
(Address of principal executive offices)

Bruno Giardino Roschel de Araujo, Chief Financial Officer
Av. Paulista, 901, 5th Floor
Bela Vista
São Paulo – SP, 01310-100
Brazil
+55 11 3133-7311
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	VSTA	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2020 was 18,575,492 Class A common shares and 64,436,093 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐          Accelerated Filer ☐        Non-accelerated Filer ☒        Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

VASTA PLATFORM LIMITED

Presentation of Financial and other Information

Unless otherwise indicated or the context otherwise requires, as used in this annual report, (i) the terms “we,” “our,” “us,” “Vasta” or the “Company,” when used in the context of (a) the period up to October 11, 2018, the date of the acquisition by Saber Serviços Educacionais S.A., or Saber, a subsidiary of Cogna (which we also refer herein as our “Parent Company”) (formerly known as Kroton Educacional S.A., and together with its subsidiaries, the Cogna Group) of Somos Educação S.A., or Somos, and together with its subsidiaries, the Somos Group, which we refer to herein as the “Acquisition,” refer to the Consolidated K-12 curriculum businesses held by each of Somos (which we refer to as “Somos – Anglo”) and the Carve-out K-12 curriculum business already held by Cogna, known as “Pitágoras” (and together with Somos – Anglo, which we refer to as the “Predecessors”); and (b) the period after the Acquisition, refer to Vasta’ Consolidated K-12 curriculum business under the Vasta brand (which we refer to in this annual report alternatively as “Vasta”).

Due to the change in the basis of accounting resulting from the acquisition by Cogna of the K-12 curriculum businesses held by the Somos Group, and because the K-12 business held by Cogna (Predecessor – Pitágoras) came into common control with such K-12 curriculum business previously held by the Somos Group only upon completion of the Acquisition, we are required to present separately (1) the financial information for the period beginning on October 11, 2018, and through and including December 31, 2019, which we refer to as the “Post-Acquisition Period,” and (2) the financial information for the periods prior to, and including, October 10, 2018, which we refer to as the “Pre-Acquisition Period.” Certain financial information of the Post-Acquisition Period is not comparable to that of the Pre-Acquisition Period. For a discussion of our Post-Acquisition and Pre-Acquisition Periods, see “—Financial Statements.”

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Brazilian Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

All references to the “Companies Act” are to the Cayman Islands’ Companies Act (As Revised) as the same may be amended from time to time, unless the context otherwise requires.

All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Vasta was incorporated on October 16, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We prepare our annual consolidated financial statements in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in Brazilian reais, our reporting currency.

Due to the Acquisition and our corporate reorganization as described under “—Corporate Events—Our Incorporation and Corporate Reorganization,” the financial information contained in this annual report is derived from the following financial information, including the notes thereto:

•	The audited consolidated financial statements of Vasta Platform Limited for the years ended December 31, 2020 and 2019, and for the period from October 11 to December 31, 2018; and

•	The audited combined carve-out financial statements of the Predecessors as of December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017.

All references herein to “the audited consolidated financial statements” are to the financial information described above as the case may be, included elsewhere in this annual report.

The Predecessors’ and our fiscal year end on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, or IPO, and, at the time, fully owned by Cogna on the date hereof.

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, or B3, with no controlling shareholder, acquired control over Somos Educação S.A., or Somos Educação, and together with its subsidiaries, the “Somos Group,” for R$6.3 billion, which we refer to herein as the “Acquisition.” Following the Acquisition, Cogna began managing Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Consequently, the Acquisition created a new basis of accounting for Somos Group, using the acquisition method of accounting to record assets acquired and liabilities purchased. This accounting treatment generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying consolidated financial statements of the Predecessors and Vasta are not comparable in all material respects since those financials statements report financial position, results of operations, and cash flows of these separate businesses. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization (as defined below), came under the direct control of Vasta).

In this annual report, we refer to the reorganization of our K-12 B2B business and the structuring of related subsidiaries (including the Contribution (as defined below)) under Vasta as the “corporate reorganization.”

At the time of our incorporation, Cogna indirectly held a 100% ownership interest in the Somos Group and, together with its wholly-owned subsidiary, EDE, a 100% ownership interest in Saber (7.44% held directly, with the other 92.56% held indirectly). Saber directly and indirectly held a 100% ownership interest in Somos Educação, which in turn held the Somos Group’s K-12 curriculum business. Also, Saber held the K-12 business operated as Pitágoras. In addition, before the implementation of the corporate reorganization, Somos Group carried out activities or owned assets or liabilities that were not within the scope of Vasta’s business. Such activities, assets or liabilities were segregated from Somos Group into Cogna prior to the consummation of our initial public offering, through corporate and contractual arrangements which included spin-offs, incorporations, capital reductions, purchase and sale of assets and assignment of liabilities, as well as capitalization of debts among the entities of the Somos Group, Saber, Cogna, EDE and other subsidiaries of Cogna.

On December 17, 2019, following a capital increase approved at Saber’s general shareholders meeting, Cogna increased its equity interest in Saber upon the capitalization into Saber of indebtedness due by Saber to it, in the amount of R$5.5 billion. As of December 17, 2019, Cogna directly held a 63.87% ownership interest in Saber and continued to hold the remaining 36.13% ownership interest indirectly, for a 100.0% direct and indirect ownership interest.

On December 31, 2019, following the spin-off of the Pitágoras K-12 business from Saber and the merger of the related assets and liabilities into Somos Sistemas de Ensino S.A., or Somos Sistemas, Cogna became the direct owner of a 100% ownership interest in Somos Sistemas. As of December 31, 2019, Cogna directly held a 62% ownership interest in Saber and continued to hold the remaining 38% ownership interest indirectly.

Prior to the consummation of our initial public offering, Cogna entered into a contribution agreement with us, by which 100% of the shares issued by Somos Sistemas held by Cogna was contributed into Vasta’s share capital, or the Contribution. The Contribution was accounted for at historical book value, in return for new Class B common shares that were issued by Vasta in a one-to-58 exchange for the shares of Somos Sistemas contributed to us. After the Contribution, Somos Sistemas became wholly owned by Vasta, which, in its turn, continued to be fully controlled by Cogna.

Until the Contribution of Somos Sistemas’ shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Following the Contribution, Saber continued to own and operate, directly or through other subsidiaries, certain K-12 businesses as a subsidiary of Cogna, including the operation of its own K-12 private schools and the sales of textbooks under the PNLD (Programa Nacional do Livro e do Material Didático), which were separate from Vasta’s business.

After accounting for the new Class A common shares that were issued and sold by us in our initial public offering, we had a total of 83,011,585 common shares issued and outstanding immediately following our initial public offering, 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which held 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares were Class A common shares beneficially owned by investors purchasing in our initial public offering (which held 2.8% of the combined voting power of our outstanding Class A and Class B common shares).

Initial Public Offering

On July 31, 2020, we carried out our initial public offering, consisting of 18,575,492 Class A common shares issued and sold by us. The public offering price was US$19.00 per Class A common share. We received net proceeds of US$333.5 million, after deducting R$19.4 million in underwriting discounts and commissions.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Brazilian Central Bank. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for more detailed information regarding translation of Reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio

This annual report presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo (for further information refer to note 20 to the audited consolidated financial statements of Somos – Anglo) and (c) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP financial measures, see “Item 3. Key Information—A. Selected Financial Data —Reconciliations for Non-GAAP Financial Measures.”

Special Note Regarding ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to our schools for their convenience in the last calendar quarter of each year, so that our schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenue relating to the following school year relating to the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenue in our statements of income, especially in view of our recent growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a 4-year contract with us to provide one of our Core & EdTech platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, not US$40,000. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle.  Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic). See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic.”

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Ministry of Education (Ministério da Educação), or MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, the School Census (Censo Escolar), the NCES, and the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE as well as private sources, such as the report by Oliver Wyman that was commissioned by us.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “is designed to,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these words, among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy and expand our portfolio of products and services;

•	our ability to adapt to technological changes in the educational sector;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new partner schools and students;

•	our ability to maintain the academic quality of our programs;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholder;

•	changes in government regulations applicable to the education industry in Brazil;

•	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•	cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements;

•	our ability to compete and conduct our business in the future;

•	our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting;

•	health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       Directors and Senior Management

Not applicable.

B.       Advisers

Not applicable.

C.       Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.       Offer Statistics

Not applicable.

B.       Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report.

We have derived the summary statement of profit or loss data (1) for the years ended December 31, 2020 and 2019 and for the period from October 11 to December 31, 2018 from the audited consolidated financial statements included elsewhere in this annual report; and (2) for the period from January 1 to October 10, 2018 from the Predecessors’ audited combined carve-out financial statements included elsewhere in this annual report. We have derived the statement of financial position data as of December 31, 2020 and 2019 from the audited consolidated financial statements included elsewhere in this annual report. We prepare our financial statements in accordance with IFRS, as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future.

For convenience purposes only, amounts in reais, as of December 31, 2020, have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars, as of December 31, 2020, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

	For the Year Ended December 31,
	2020	2020	2019
	Vasta
	US$ millions(1)	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	192.0	997.6	989.7
Net revenue from sales	186.1	967.4	971.3
Net revenue from services	5.8	30.3	18.4

Costs of goods sold and services	(72.7)	(378.0)	(447.0)
Gross profit	119.2	619.6	542.6

General and administrative expenses(2)	(114.8)	(596.5)	(465.3)
Other operating income, net	0.8	4.3	5.1
Profit before finance result and taxes	5.3	27.4	82.5

Finance income	4.0	21.0	5.4
Finance costs	(23.0)	(119.4)	(178.2)
Finance result	(18.9)	(98.4)	(172.8)

Profit before income tax and social contribution	(13.7)	(71.1)	(90.3)
Income tax and social contribution	4.9	25.4	29.6
Net profit for the year	(8.8)	(45.6)	(60.7)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	For Year Ended December 31, 2019	For Period from October 11 to December 31, 2018	For Period from January 1 to October 10, 2018
	Vasta		Predecessor - Somos - Anglo	Predecessor - Pitágoras
		R$ millions	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	989.7	246.4	518.5	80.6
Net revenue from sales	971.3	241.2	500.4	80.6
Net revenue from services	18.4	5.1	18.2	-
Costs of goods sold and services	(447.0)	(69.9)	(221.0)	(28.2)
Gross profit	542.6	176.5	297.5	52.4

General and administrative expenses(2)	(465.3)	(138.3)	(453.6)	(13.4)
Other operating income (expenses), net	5.1	7.6	4.3	-
Profit (loss) before finance result and taxes	82.5	45.7	(151.8)	39.0

Finance income	5.4	3.9	26.8	1.2
Finance costs	(178.2)	(41.2)	(221.4)	-
Finance result	(172.8)	(37.3)	(194.6)	1.2

(Loss) Profit before income tax and social contribution	(90.3)	8.4	(346.3)	40.2
Income tax and social contribution	29.6	(4.7)	(267.0)	(13.7)
Net profit (loss) for the period / year	(60.7)	3.7	(613.3)	26.5

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	As of December 31,
	2020	2020	2019	2018
	Vasta
	US$ millions(1)	R$ million
Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	59.9	311.2	43.3	102.2
Marketable Securities	94.5	491.1	-	-
Trade receivables	94.7	492.2	388.8	319.8
Inventories	48.0	249.6	222.2	262.2
Taxes Recoverable and Income tax and social contribution recoverable	5.1	26.5	50.3	35.8
Prepayments	5.3	27.5	22.6	8.8
Other Receivables	0.0	0.1	1.7	9.3
Related Parties– other receivables	0.4	2.1	38.1	-
Total current assets	307.9	1,600.2	767.2	738.1
Non-current assets
Judicial deposits and Escrow Accounts	33.2	172.7	172.9	168.5
Deferred income tax and social contribution	17.0	88.5	57.3	88.0
Property, plant and equipment	36.9	192.0	185.0	58.3
Intangible assets and goodwill	947.6	4,924.7	4,985.4	5,086.9
Total non-current assets	1,034.8	5,378.0	5,400.6	5.401,7
Total assets	1,342.7	6,978.3	6,167.8	6.139,8
Liabilities and parent’s net investment
Current liabilities
Bonds and financing	96.8	502.9	440.9	339.9
Lease liabilities	3.5	18.3	7.1	-
Suppliers	53.8	279.5	223.7	229.5
Suppliers related parties	-	-	207.2	230.8
Taxes payable	-	-	0.9	1.1
Income tax and social contribution payable	0.3	1.8	18.8	7.8
Salaries and social contributions	13.3	69.1	61.7	85.6
Contract liabilities and deferred income	9.1	47.2	49.3	76.0
Accounts payable for business combination	3.3	17.1	1.8	0.6
Other liabilities – related parties	0.8	4.3	3.9	-
Other liabilities	26.0	135.3	49.2	3.4
Loans from related parties	4.0	20.9	29.2	-
Total current liabilities	210.9	1,096.3	1,093.7	974.7
Non-current liabilities
Bonds and financing	55.9	290.5	1,200.0	1,318.6
Lease liabilities	29.8	154.8	146.6	-
Accounts payable for business combination	6.0	30.9	9.2	10.1
Provision for risks of tax, civil and labor losses	118.1	613.9	609.0	554.6
Contract liabilities and deferred revenues	1.3	6.5	9.2	13.3
Total non-current liabilities	211.0	1,096.7	1,974.0	1,896.6
Total liabilities	422.0	2,193.0	3,067.7	2,871.3
Total shareholders’ equity/Parent Company’s net investment	920.8	4,785.3	3,100.1	3,268.5
Total liabilities and shareholders’ equity/Parent Company’s net Investment	1,342.7	6,978.3	6,167.8	6,139.8

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Data

ACV Bookings

The tables below show ACV Bookings for the periods indicated. On January 23, 2020, we predicted the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented a growth of 25% over the amount registered in the 2019 sales cycle, R$584.6 million. On September 30, 2020, the Company reached R$691.9 million in ACV bookings from 2020 sales cycle, or 18%

higher than compared with 2019. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2020 sales cycle were 1,311 thousand and R$546.07, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. The COVID-19 pandemic had an adverse effect on our ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), especially for schools that decided to postpone decisions regarding core content. Besides, while we have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general, our actual revenue recognized in the year 2020 to be derived from solutions we characterize as subscription arrangements was adversely affected by effects of declining enrollment at our partner schools in 2020, particularly in respect of childhood education. Due to the COVID-19 pandemic persistence in the beginning of 2021, our ACV Bookings for the 2021 sales cycle and our actual revenue recognized in the year of 2021 may also be affected. See “—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic,” “Item 4. Information On The Company—A. History and Development of the Company—Our History—Recent Developments—COVID-19” and “Item 5. Operating And Financial Review And Prospects—D. Trend Information.”

As of and For Year Ended December 31, 2020(1)

Vasta
Number of partner schools	4,167
Number of enrolled students (in thousands)	1,311
Core content	1,311
Complementary education solutions(2)	213.1
Average ticket per student per year (R$)	546.1
Average ticket per student per year (US$)(3)	105.1
ACV Bookings (R$ in millions)(4)	716.0
ACV Bookings (US$ in millions)(1)(3)	137.8

(1)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020).It does not take into account increases in schools, students and ACV Bookings as a result of acquisitions, such as MindMakers, which was acquired at the beginning of 2020.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, which was acquired at the beginning of 2020.

(3)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(4)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

	As of and For Year Ended December 31,			As of and For Year Ended December 31,
	2020(2)	2020(2)	2019(3)	2018(4)	2018(4)
	Vasta			Predecessor Somos - Anglo	Predecessor Pitágoras
	US$(1)	R$ (except number of partner schools and enrolled students)		R$ (except number of partner schools and enrolled students)
Number of partner schools	n/a	4,167	3,400	2,323	622
Number of enrolled students (in thousands)	n/a	1,311	1,186	812.7	198.6
Core content	n/a	1,311	1,186	812.7	198.6
Complementary education solutions	n/a	213,1	133.6	120.2	—
Average ticket per student per year	105.1	546.1	R$483.0	R$486.3	R$516.5
ACV Bookings (in millions)(5)	137.8	716.0	R$572.8	R$395.2	R$102.6

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020).

(3)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2018 and ending in September 30, 2019).

(4)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2017 and ending in September 30, 2018).

(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA to net profit (loss) for the years ended December 31, 2020 and 2019, for the period from October 11 to December 31, 2018, and for the period from January 1 to October 10, 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, reconciliations of our free cash flow to net cash flows (used in) from operating activities for the years ended December 31, 2020 and 2019, for the period from October 11 to December 31, 2018, and for the period from January 1 to October 10, 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS and reconciliations of our adjusted cash conversion ratio for the years ended December 31, 2020 and 2019, for the period from October 11 to December 31, 2018, and for the period from January 1 to October 10, 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA and Free Cash Flow.”

Reconciliation of our Adjusted EBITDA to Net Loss for the Year

	For the Year Ended December 31,
	2020	2020	2019
	Vasta
	US$ millions(1)		R$ millions
Net loss for the year	(8.8)	(45.6)	(60.7)
(+) Income tax and social contribution	(4.9)	(25.4)	(29.6)
(+/-) Finance result	18.9	98.4	172.8
(+) Depreciation and amortization	33.5	174.1	164.9
EBITDA	38.7	201.5	247.4
(+) Share-based compensation plan (2)	3.2	13.3	1.4
(+) Provision for risks of tax, civil and labor losses (3)	–	–	5.2
(+) IPO Bonus (4)	9.7	50.6	–
Adjusted EBITDA	51.6	265.4	254.0

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Share-based compensation expenses incurred in the years.

(3)	Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.

(4)	Refers to restricted share units’ expenses to be paid to certain employees and executives based on IPO performance (Bonus IPO).

	For Year Ended December 31,	For Period from October 11 to December 31	For Period from January 1 to October 10
	2019	2018	2018
	Vasta		Predecessor - Somos - Anglo	Predecessor - Pitágoras
	R$ millions		R$ millions
Net loss for the year	(60.7)	(1.0)	(613.3)	26.5
(+) Income tax and social contribution	(29.6)	4.7	267.0	13.7
(+/-) Finance result	172.8	37.3	194.6	(1.1)
(+) Depreciation and amortization	164.9	21.8	37.7	0.3
EBITDA	247.4	62.8	(114.1)	39.4
(+) Share-based compensation plan (2)	1.4	0.5	69.1	–
(+) Provision for risks of tax, civil and labor losses (3)	5.2	–	150.6	–
Adjusted EBITDA	252.3	63.2	105.6	39.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Share-based compensation expenses incurred in the years.

(3)	Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.

Reconciliation of Free Cash Flow to Net Cash Flows from Operating Activities for the Year

	For the Year Ended December 31,
	2020	2020	2019
	Vasta
	US$ millions(1)		R$ millions
Net cash flows from (used in) operating activities	41.8	214.7	7.2
(-) Acquisition of property, plant and equipment	(0.3)	(1.6)	(12.8)
(-) Acquisition of subsidiaries, net of cash acquired	(4.4)	(23.1)	–
(-) Addition to intangible assets	(8.2)	(42.8)	(37.5)
Free Cash Flow	28.9	147.2	(43.1)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

	For Year Ended December 31	For Period from October 11 to December 31	For Period from January 1 to October 10
	2019	2018	2018	2018
	Vasta		Predecessor - Somos - Anglo	Predecessor - Pitágoras
	R$ millions		R$ millions
Net cash flows from (used in) operating activities	7.2	3.1	(93.3)	84.6
(-) Acquisition of property, plant and equipment	(12.8)	(6.1)	(8.2)	(0.2)
(-) Acquisition of subsidiaries	-	-	-	-
(-) Addition to intangible assets	(37.5)	(10.7)	(27.6)	(0.8)
Free Cash Flow	(43.1)	(13.7)	(129.1)	83.6

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Year

	For Year Ended December 31,			For Period from October 11 to December 31,	For Period from January 1 to October 10
	2020	2019	2018	2018	2018
	Vasta			Predecessor - Somos - Anglo	Predecessor - Pitágoras
	R$ millions
Net cash flows from (used in) operating activities	214.7	7.2	3.1	(93.3)	84.6
( / ) Adjusted EBITDA	265.4	254.0	63.2	105.6	39.4
Adjusted Cash Conversion Ratio	80.8%	2.8%	4.9%	(88.2%)	214.9%

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019 and 2020, the period-end real/U.S. dollar exchange rate was R$4.031 and R$5.197, respectively, per U.S.$1.00, which represented depreciation of 4.0% and 28.9%, respectively, during the corresponding years. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

The Brazilian Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of April 28, 2021, the exchange rate for the selling real/dollar exchange rate was R$5.401] to U.S.$1.00, as reported by the Brazilian Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 28, 2021 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-End	Average(2)	Low	High
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.475	5.335	5.162	5.508
February 2021	5.530	5.408	5.342	5.530
March 2021	5.697	5.679	5.495	5.839
April 2021 (through April 28, 2021)	5.401	5.582	5.401	5.706

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Certain Factors Relating to Our Business and Industry

Our operations and results may be negatively impacted by the COVID-19 pandemic.

Since December 2019, a novel strain of COVID-19 has spread in over 150 countries, including China, Italy, the U.S. and Brazil. In March 2020, the World Health Organization, revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to the World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but basically involve, mandatory orders for social isolation and social distancing, restrictions on travel, closures of schools, restaurants, bars and shopping malls, restrictions on manufacturing and trade of non-essential goods and services, rationing of essential goods, cancellation of public events, and border closures, among other restrictive measures.

These measures have adversely impacted regional economies and have caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which may impact the number of schools and students that use our products, which could in turn adversely affect our operations and financial results. Additionally, these restrictive measures have resulted in a decrease in production of our learning materials, a temporary closure of our distribution centers (and reduced operations once re-opened), and the cessation of operation of certain transportation companies for undetermined periods, which materially and adversely affect our operation and financial results. Moreover, such restrictive measures have also generated high levels of unemployment and have resulted in a decrease in incomes, which may affect enrollment levels at our client schools due to families’ ability to pay for private education. Despite the measures adopted to contain the progress of COVID-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in Brazil.

Although Brazil has experienced additional waves of the pandemic with new variants of the COVID-19 virus, which as a result postponed the opening of schools, our current ACV performance in the cycle 2019-2020 (from October 2019 to September 2020) increased through the number of students enrolled in our partner schools. The COVID-19 pandemic had an adverse effect on our ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), especially for schools that decided to postpone decisions regarding core content. We have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general. Our actual revenue recognized in the year 2020 to be derived from solutions we characterize as subscription arrangements was adversely affected by effects of reduced enrollment at our partner schools in 2020, particularly in respect of childhood education. Due to the COVID-19 pandemic persistence in the beginning of 2021, our ACV Bookings for the 2021 sales cycle and our actual revenue recognized in the year of 2021 may also be affected.

The COVID-19 pandemic adversely affected our business, results of operations and financial condition. We have experienced a decline in sales volumes of our products and services, a decline in accounts receivable, and higher levels of impairment losses on trade receivables, and pressure from existing clients to reduce the prices of the solutions and materials we offered them. We have also experienced a higher reuse rate and higher return rate of our textbooks and other learning materials. In addition, we have been requested to renegotiate rates for our services with clients who were already under contract with us, which have adversely effected our ACV Bookings, and have been required to reconfigure the delivery method for our learning materials (such as on-line only as compared to direct instruction from teachers in the classroom), which have adversely affected our revenues and costs. Despite of such factors, we have maintained our plans to expand our operations through acquisitions and investments or pursue our plan to develop and/or acquire new services and products. Other direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition. Our business continues to be adversely impacted even following a decrease in the spread of COVID-19 as a result of the lingering economic effects of the pandemic, including due to recession, a slowdown of the economy or increase in unemployment levels in Brazil, overall decrease of household income levels and bankruptcy of our partner schools. See “Item 4. Information On The Company—A. History and Development of the Company—Our History—Recent Developments—COVID-19.”

On January 23, 2021, we announced the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented growth of 25% over the amount registered in the 2019 sales cycle. We observed an increase in the revenue in the year 2020 derived from solutions we characterize as subscription arrangements.

The extent to which COVID-19 impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the COVID-19 pandemic. Based on future developments of COVID-19, it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business. We cannot guarantee that other regional and/or global outbreaks will not occur or that we would be able to mitigate the potential effects of any such outbreaks.

We face significant competition, the possibility of new competitors and potential substitutes for every product or service we offer and in each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete with other educational platforms and suppliers of educational content. Our existing competitors and potential new competitors may offer similar or better educational solutions or substitutes in comparison to those we offer. In addition, existing and potential competitors may have access to more resources, be more prestigious or enjoy a better reputation in the academic community or may charge lower prices. To compete effectively we may be required to reduce the prices of our educational products and solutions, increase our operating expenses or look for new market opportunities to retain and/or attract new customers. As a result, our revenue and profitability may decrease. We cannot guarantee that we will be able to compete successfully with our current or future competitors. In addition, we have observed a trend of increasing consolidation in certain segments of the primary and secondary education markets in Brazil. If this trend intensifies (as has occurred in the higher education market in Brazil) we may face increasing competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

We may not be able to update, improve or offer the content and products of our Core & EdTech Platform and Digital Platform efficiently, at an acceptable price and within the necessary timeframes.

Our Core & EdTech platform is intended to offer a complete package of educational solutions to address core curriculum requirements as well as complementary curricula such as English instruction and socio-emotional content, preparing students for entry into the most prestigious universities in Brazil and abroad, and offering a complete solution for personal and academic development. Our Digital Platform also offers our partner schools a suite of back office services. In order to differentiate ourselves from our competitors, we must constantly update our portfolio of products, services and solutions, including through the adoption of new technologies. We may not be able to adapt and update our products and services or develop new solutions quickly enough to provide our customers, their students and our students the solutions required by changing demands in the markets in which we operate. If we are unable to respond adequately to these demands due to financial restrictions, technological changes or other factors, our capacity to attract and retain customers and students may be adversely affected, damaging our reputation and our business.

We depend significantly on IT systems, and are subject to risks related to technological change. Any failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and executing timely release of new products and enhancements, could negatively impact our revenue and reputation.

IT systems are essential to our operations and growth as our content is available through an integrated online Content & EdTech platform and we depend on the uninterrupted function of our online platform to deliver our products and services. Our IT systems and tools may become obsolete or inadequate for delivering our Content & EdTech platform, whether due to rapidly evolving network protocols or new developments in network hardware, or we may face difficulty in staying abreast of and adapting to technological changes in the education sector.

We use complex proprietary IT systems and products, which our parent company shares with us, to support our business activities, including customer-facing systems, back-office processing and infrastructure. We also contract with datacenter service providers to host certain aspects of our platform and content. Our operations depend, in part, on the ability of our providers to protect their facilities against damage or interruption caused by natural disasters, power cuts, telecommunications breakdowns, criminal acts and similar events. Peak traffic, natural disasters, acts of terrorism, vandalism or sabotage, facility shutdowns on short notice, or other unforeseen problems relating to our service providers’ facilities, could result in prolonged interruptions in the availability of our platform, which could lead to customer dissatisfaction, damaging our reputation and our business.

Additionally, a failure to upgrade our technology, features, content, software systems, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. The theft of data from our customers may subject us to significant fines and penalties, adversely affecting our results of operations and damaging our reputation.

Our revenue depends on sales of educational content, products and services to our customers, and any setback in customer relations could cause us significant harm.

The success of our business depends on maintaining good customer relationship, developing new relationships and expanding our customer network, which includes private K-12 schools, their students and parents, among others. Any deterioration in customer relations, including due to early cancellation or non-renewal of agreements with our customers, could damage our reputation, adversely affect our ability to grow and significantly harm our business.

Our agreements with partner schools provide for fines and penalties in the event of early termination. However, there can be no assurance that such partner schools will pay such fines in the event of early termination and our customers may seek relief in court proceedings to contest the term of such agreements or the payment of such fines. We could also be forced to seek legal remedies in the event of early termination of our agreements in order to enforce the payment of such fines, though there can be no assurance that we would be successful in connection with any such legal proceedings, and we could incur significant costs attempting to enforce our rights. Such costs, considered in addition to the lost revenue from terminated contracts, could have an adverse effect on our results of operations.

We employ a customer support team to provide educational assistance and training for students and educators at our partner schools to help them maximize the results they obtain from using our Content & EdTech platform. Our customer support team must carry out frequent site visits in an effort to build positive relationships and strengthen our ties with our partner schools. In addition, our Livro Fácil e-commerce has its own customer service structure, which serves mostly families but is also integrated with the schools’ relationship centers. If we do not provide our customers with efficient and effective support, maintain appropriate customer satisfaction levels or hire personnel in number sufficient to address our customers’ needs, our ability to operate and expand our business could be adversely affected.

Our Content & EdTech Platform and Digital Platform are technologically complex, and potential defects in our platforms or in updates to our platforms can be difficult or even impossible to fix.

Our Content & EdTech Platform and Digital Platform are technically complex products, and, when first introduced to customers or when upgraded through new versions, may contain software or hardware defects that are difficult to be detected and corrected. The existence of defects and delays in correcting them can have adverse effects, such as, cancellation of contracts, delays in the receipt of payment, poor functioning of our platforms and their content, failure to acquire new customers, or misuse of our platforms by third parties.

We test new versions and upgrades to our Content & EdTech Platform and Digital Platform, but we cannot assure that all defects related to platform updates can be identified before, or even after a new version of our platforms are made available. The correction of defects can be time-consuming, expensive and difficult. Errors and security breaches of our products could expose us to product liability claims and damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.

Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.

We are currently experiencing a period of expansion and are facing a number of expansion related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software and platforms, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel to help us with the increased use of our platforms and the new solutions and features we regularly introduce. This process is time intensive and expensive and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners, such as online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenue, and operating margins.

We cannot assure you that our current and planned platforms, systems, products, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could harm our business, results of operations and financial condition.

Our business depends on the success of our brands and our ability to attract and retain customers could be adversely affected due to events or conditions that damage our reputation or the image of our brands.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is crucial to our efforts to maintain and grow our customer network. We also depend significantly on the efforts of our sales force and our marketing channels, including online advertising, marketing research tools, social media and word of mouth. Failure to maintain and enhance our brand recognition could have a material adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts and to training our sales team in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new customers and retain our existing customers depends on our investments in our brands, on our marketing efforts and the success of our sales team, and the perceived value of our services in comparison with our competitors. If customers fail to distinguish our brands and the content we offer from our competitors, this may lead to decreased sales and revenue, lower margins or a decline in the market share of our brands. If our marketing initiatives are unsuccessful or become less effective, if we are unable to further enhance our brand recognition, if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, or if our customers misuse our brands in a way that results in a poor general perception of our brands, our business and results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to vary from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Accordingly, due to the timing of sales and delivery of our educational products, services and content, and the timing of university entrance exams, we expect that our revenue and operating results will continue to exhibit quarterly fluctuations. These seasonal fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial situation.

In addition, our cash flows are affected by our customer conversion rate, which is measured from the moment of first contact with a customer or when a customer enters our target list (that is, when our commercial team identifies contracts nearing termination or when customers raise complaints or dissatisfaction with their service level) until formalizing an agreement, which generally takes three to four months. As part of our sales efforts, which was adversely impacted by COVID-19, we incurred in significant expenditures, including expenses related to revision of credit terms and collaterals with main customers, commercial efforts to maintain frequent and meaningful interactions with certain target customers, including through meetings dedicated to evaluating and testing our platform, promotional events for our target customers, distribution of product samples, guided tours of our business units, and exhibitions at industry fairs. These costs also generate quarterly fluctuations in our cash flows, which could result in annual volatility and have an adverse effect on our liquidity. As our business grows, or if our business were to stop growing or we lost customers, these fluctuations could become more pronounced.

Our working capital needs have increased and may well continue to increase as our business expands. If we do not increase our cash flow generation or gain access to additional capital, either through credit lines or other sources of capital, which may not be available on satisfactory terms or in adequate amounts, our cash and cash equivalents may decrease, which will have a negative impact on our liquidity and capital resources. In addition, if we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which could harm our business, financial condition and results of operations.

We could be subject to risks related to inventory management.

We are exposed to significant inventory management risks, which could adversely affect our operating results due to COVID-19, among other things: (1) seasonality caused by schools closures; (2) launch of new products delayed as a result of schools closures; (3) rapid changes in product cycles; (4) changes in consumer demand and consumption patterns; and (5) changes in consumer tastes as a result of online learning. We may not forecast seasonality and product and consumer trends accurately in a manner to accurately manage our inventory needs, and demand for products could change significantly between the time we build our stock of inventory and the time we deliver our products, as well as such risks may be aggravated by the COVID-19 pandemic.

In addition, when we start selling new products, we may not be able to establish favorable relationships with new suppliers, develop the right products or accurately forecast demand. The acquisition of certain types of inventory can be time-consuming and may require significant prepayments, which may not be refundable. Finally, we have a broad selection and high volume of inventory of certain products and we may not be able to sell sufficient quantities of these products. Our failure to adequately manage our inventory for any of the reasons mentioned above could adversely affect business and results of operations.

While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.

We are party to a cost-sharing agreement with our parent company for certain administrative expenses, such as those related to corporate, legal and accounting activities, which we refer to as overhead expenses. Under this cost-sharing agreement, we are required to pay our proportional share of overhead expenses based on our revenue as a share of the Cogna group’s aggregate revenue. Our parent company may incur increased overhead expenses in the course of its operations that cannot be allocated directly in a unique operation within the Cogna group and may not be directly related to our operations, whether due to increased acquisition activities, as part of corporate restructurings, or for operations generally, which would result in an increase in the overhead expenses we would be required to pay under the cost sharing agreement, and a corresponding increase in our general and administrative expenses, without corresponding benefits to our operations, which could have an adverse effect on our results of operations.

Moreover, we share certain logistics-related expenses with our parent company, and there may be cases in the future in which the reimbursement of such shared expenses that may be paid to us by our parent company may not be sufficient to cover expenses actually incurred by us in respect of logistics services benefitting our parent company, which would cause us to bear a disproportionate share of such expenses, thereby having an adverse effect on our business and results of operations.

Misuse of our brands or other actions carried out by other companies controlled by our parent company may damage our business and our reputation due to certain of our brands being shared with other businesses controlled by our parent company.

Several of our brands are shared between us, our parent company and other companies that are controlled by our parent company, which operate in different markets from ours (such as postsecondary education and the operation of certain other K-12 curriculum business separate from ours), and the misuse of these shared brands or actions taken by such companies could negatively affect our reputation, which could have an adverse effect on our business and results of operations. In November and December 2019, we entered into certain brand sharing agreements with our parent company, but these agreements may not assure uninterrupted and conflict-free use of our brands. If we lose the right to use these brands or become subject to restrictions in the use of our brands, our business and results of operations could be adversely affected. Some of the brands we will use in our business are owned by subsidiaries of our parent company, for which we were granted a license to use pursuant to certain agreements. Nevertheless, such agreements may not ensure uninterrupted use of these brands and do not guarantee that we will not be subject to future conflict related to the use of these brands. Any conflict that arises out of the use of our brands could adversely affect our business and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 4,500 agreements with third party authors with respect to educational content. We own approximately 465 trademark registrations, including the trademarks and logos of “Vasta,” “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others. We also have approximately 40 pending trademark applications in Brazil and four in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor by our parent company). As of the date of this annual report, we owned approximately 220 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design projects based on our intellectual property or proprietary rights;

•	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

•	we will not lose the ability to assert our intellectual property or proprietary rights or to license our intellectual property or proprietary rights to others;

•	the texts and illustrations by third parties contained in the literary works that we sell have all been licensed and approved for use by us; or

•	we will not be adversely affected in case our parent company is subject to any liabilities related to literary works used in their other business and that are also used by us.

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brands and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract and retain customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringe, misappropriate or otherwise violate their intellectual property or proprietary rights, including with respect to our publications. We cannot guarantee that we are party to enforceable agreements with all the counterparties that have purportedly assigned copyrights or other intellectual property rights to us, in which case we could be subject to legal proceedings and the payment of significant fines for unauthorized use of intellectual property. In addition, many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses or out-of-court settlements in unforeseeable amounts. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or our brands, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software and our software is mainly developed by our employees, who do not specifically assign to us their copyrights over the software and we are unable to assure that we have adequate agreements with all of our employees to provide for the assignment of software rights. While applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

The quality of the teaching content we deliver to our customers depends to a significant degree on the quality of our publishers and of the content we purchase. Any issues related to obtaining this content or regarding the quality of this content may have an adverse effect on our business.

The educational content and materials we provide are a combination of content developed by our in-house production team and content purchased from certain independent authors and publishers with whom we have contractual relationships. However, we may not be able to maintain our contractual relationships with independent authors or publishers if, for instance, (1) such authors leave us to join our competitors; (2) they no longer accept our contractual conditions, particularly those in relation to copyright; or (3) they choose to publish their content independently. If we are not able to replace such authors or publishers or if we are unable to renew the agreements that we currently have with them on terms that are favorable to us, our business could be adversely affected. In addition, delays in the delivery of content from authors may have an impact on our annual content creation schedule.

A lack of publishers, qualified employees, independent authors or satisfactory purchased content, or any decrease in the quality of the content produced or purchased, whether actual or perceived, or any significant increase in the cost of hiring or retaining qualified personnel or of acquiring content from independent authors or publishers, would have a material adverse effect on our business, financial condition and results of operations.

Additionally, our content production process requires significant coordination between different teams, as well as qualified personnel with appropriate training in order to ensure that we maintain the quality of our educational content and that we are able to successfully implement additional functions and technology delivery. We may not be able to retain, recruit or train qualified employees or obtain educational content that meets our standards, which could have an adverse effect on our business and results of operations.

If our partner schools are unable to maintain educational quality, we may be adversely affected.

Our partner schools and their students are regularly assessed and classified under the terms of applicable educational laws and regulations. If the schools, programs or students from our partner schools receive lower scores from year to year on any of their assessments, including on the Index for Development in Primary and Secondary Education (Índice de Desenvolvimento da Educação Básica), or IDEB, and on the ENEM or if there is any drop in the acceptance rates of the students from our partner schools into prestigious universities, we may be negatively affected by perceptions of a decline in the educational quality of our Content & EdTech platform, which could adversely affect our reputation and, as a result, our operating results and financial condition.

A significant increase in late payment and/or default in the payment of amounts due to us by our customers and a significant increase in attrition rates of students among our customers may adversely affect our revenue and cash flow.

Our customers may face financial difficulties and, in certain cases, insolvency or bankruptcy, especially during the COVID-19 pandemic. A decrease in our customers’ revenues (due to a decline in enrollment as a result of a decrease in disposable income of families enrolled at our partner schools) could have an adverse effect on the ability of our existing and prospective customers to pay our tuition fees and/or trigger an increase in attrition rates. A significant increase in late payment or default by our customers could have a material adverse effect on our revenue and cash flow, thereby affecting our ability to meet our obligations. As of December 31, 2020, our impairment losses on trade receivables balance was R$32,055 thousand, an increase of R$9,531 thousand from R$22,524 thousand in December 31, 2019. Our impairment losses on trade receivables as of December 31, 2019 increased R$3,127 thousand from R$19,397 thousand as of December 31, 2018. Our impairment losses on trade receivables as of December 31, 2020, 2019 and 2018 represented 3.2%, 2.28% and 2.29% of our net revenue from sales and services as of each period-end, respectively. An increase in the rate of impairment losses, or other defaults by our customers, could have an adverse effect on our business and financial condition.

In addition, any increase in the student attrition rates among our customers could have an adverse effect on our operating results. We believe the attrition rate among our customers is affected by COVID-19, since it is mainly related to the educational quality, school environment, financial situation of their current and prospective students and socio-economic conditions in Brazil. However, any significant changes in our projected student attrition rate and/or in failure to re-enroll students may affect our partner schools’ enrollment figures, as well as their ability to recruit and enroll new students, could have a material adverse effect on our projected revenue and operating results.

In addition, part of our revenue has come from the sale of education solutions to municipal governments within several states of Brazil, and such public entities may delay payments or even default in payment. Any such payment delay or default would result in further delays in our receipt of payment, as we would be required to seek a special judicial order (precatórios) under Brazilian law to enforce our rights to receive payment. This special judicial order is a formalization of a payment due by the Brazilian Public Treasury issued as a consequence of a final or nonappealable judicial decision. Furthermore, enforcement for the collection of debts due by the Public Treasury are not processed by the attachment of assets owned by the public entities, but by the issuance of a payment order for the inclusion of the debt in the public budget, further delaying the timing of any payment. Late payments or defaults by such public entities could have a material adverse effect on our revenue and cash flow.

If our growth rate decelerates significantly, our future prospects and financial results would be adversely affected, preventing us from achieving profitability.

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

•	increase the number of users of our products and services;

•	continue to introduce our products and services to new markets;

•	provide high quality support to students and partner schools using our products and services;

•	expand our business and increase our market share;

•	compete with the products, services, offers, prices and incentives offered by our competitors;

•	develop new products, services, offerings and technologies;

•	identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our platform; and

•	increase the positive perception of our brands.

We may not be successful in achieving the above objectives. Any slowdown in the demand from students, partner schools or customers for our products and services caused by changes in customer preferences, failure to maintain our brands, inability to expand our portfolio of products or services, changes in the Brazilian or global economy, taxes, competition or other factors may lead to a decrease in revenue or growth and our financial results and future prospects could be negatively affected. We expect that we will continue to incur significant expenses as a result of our efforts to continue growing, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not be able to achieve profitability.

We may be subject to penalties under Law 12.846/2013 or the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws.

We have in the past engaged in, and continue to maintain, relationships with a number of public entities, both through contracts and public tenders, including under the PNLD (in which Vasta no longer participates, as this operation is now carried out through another subsidiary of our parent company), through the provision of services and the sale of products, solutions and educational content to public entities (including in connection with the sale of educational content to public entities and to the Industry Social Service (Serviço Social da Indústria), or SESI, and for the purpose of obtaining licenses and permits required for our operations (such as operating permits, fire inspections and education sector regulatory licenses, among others). We train our employees to comply with the rules set forth in the code of conduct and anti-corruption manual of our parent company, which set out policies and rules for proper dealings with public officials for purposes of our compliance with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA. However, there can be no assurance that all of our employees and agents acting on our behalf who may have contact with public officials will fully comply with our policies, or that our policies will be fully effective in preventing non-compliance with applicable law, which could lead to our failure to comply with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law or the FCPA. Any conduct by our employees or agents with public officials in any manner that fails to comply with our parent company’s code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings, fines, penalties, loss of regulatory licenses, disgorgement of profits, loss of tax benefits and damage to our reputation and image, any of which would have an adverse effect on our business, financial condition and results of operations.

Certain students enrolled at our partner schools may not generate meaningful revenue because of the reutilization of printed teaching materials.

In recent years, we have seen a growing increase in the reuse of printed teaching materials by families who use the same printed material for more than one child, even though we update these materials annually, which has an adverse effect on our revenue. We call this phenomenon “sales drop” or “reuse.” Because the reuse of materials results from family behavior combined with the list of materials adopted by our partner schools, we are unable to control or mitigate the sales drop effect. We cannot predict any future sales drop or its potential impact on our revenue and operating results.

The Saraiva brand is owned by Saraiva Gestão de Marcas S.A., a company that is jointly owned by our parent company and third parties that are not part of the Cogna group. Any conflict with these parties could have a negative effect on our business.

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 26%, 25% and 24% of the net revenue from sales and services of our textbook revenues in 2020, 2019 and 2018, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 6% in 2020 and 7% in each of 2019 and 2018. Saraiva Gestão de Marcas S.A. is jointly owned by our parent company and third parties who are not controlled by us or our parent company. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

Changes in our or our customers’ current regulatory environment could have an adverse effect on us.

Currently, although we are subject to the requirements of the National Common Curriculum Base (Base Nacional Comum Curricular), or BNCC, we are not directly regulated by the Brazilian Ministry of Education (Ministério da Educação), or MEC, nor are we subject to any governmental regulations imposed by the National Education Council (Conselho Nacional de Educação), or CNE, or by the Board of Primary and Secondary Education (Conselho de Educação Básica), or CEB. We are also subject to certain regulations related to bidding processes in connection with the sale of educational content to public entities, such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal). In addition, we are subject to bidding regulations enacted by SESI, in connection with the sale of educational content to the SESI. If we or our customers become subject to new laws and regulations, we may incur additional costs in order to comply with the new legislation and this may have an adverse impact on our business. In addition, if we are required to comply with additional laws and regulations, there is a risk that we may not do so fully or satisfactorily, and this could result in possible legal or administrative proceedings against us, which could have a material adverse effect on our reputation, our business and results of operations.

We use third party service providers in our logistics services to ship all of our collections of printed teaching materials and a failure by our service providers to perform efficiently would have an adverse effect on our business, financial condition and results of operations.

Our delivery of printed books and other educational content to schools is a seasonal activity, with a cycle that usually begins with the creation and review of content from April to July, the purchase of printing services from August to October, and physical delivery of printed books from November to January. We have expanded our operations rapidly since we first began our activities. As our size increases, so does the size and complexity of our logistics operation.

We generally require a high volume of deliveries in November and December, which requires a significant degree of inventory, supply management and management of our relationship and coordination with printers. Our customers place key value on the timely delivery of printed materials. Consequently, failure to comply with deadlines, inadequate logistics planning, disruption at distribution centers, poor inventory management, and the failure to meet customer expectations, launch new products, or respond to rapidly changing customer preferences, could have an adverse effect on our reputation, increase returns of our materials or cause inventory losses and adversely affect our business, results of operations and financial condition.

Virtually our entire inventory of our printed teaching materials is stored in rented warehouse facilities operated by us and delivered by third party carriers that undertake the distribution of all physical teaching materials. If our logistics service providers do not fulfill their obligations to deliver teaching materials to our customers in a timely manner, or if a significant number of deliveries are incomplete or contain assembly errors, our business, operating results and operations could be adversely affected. In addition, natural disasters, fires, power outages, work stoppages or other unexpected catastrophic events, particularly during the period between August and October, when we expect to receive most of the instructional materials for the school year and we have not yet delivered these materials to our customers, could significantly disrupt our ability to deliver our products and operate our business. If we were to lose a significant portion of our inventory, or if our warehouse facilities or distribution centers suffer any significant damage, we could fail to meet our delivery obligations and our business, financial condition and results of operations would be adversely affected.

We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.

As of December 31, 2020, we had total outstanding bonds and financing of R$793.4 million compared to R$1,640 million as of December 31, 2019, mostly comprised of private debentures issued by Somos Sistemas to Saber and Cogna (as creditors) bearing interest at an average annual rate of CDI plus 1.15%, with semi-annual coupon payments and a bullet repayment at maturity in August 2023. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Indebtedness.” As of the date of this annual report, we expect our debt service obligations for the remainder of 2021 to amount to R$793.3 million. Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

We may be required to use a substantial portion of our cash flows to pay the principal and interest on our indebtedness. These payments will reduce the funds available for working capital, capital expenditures and other corporate purposes and will limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy. Our significant debt may also increase our vulnerability to downturns in our business, in our industry or in the economy as a whole and may limit our flexibility in terms of planning or reacting to changes in our business and in the industry and could prevent us from taking advantage of business opportunities as they arise. We cannot guarantee that our business will generate sufficient cash flow from operations or that future financing will be available in sufficient amounts or on favorable terms to enable us to make timely and necessary payments under the terms of our indebtedness or to fund our activities.

In addition, if we were to default on any of our debt, we could be required to make immediate repayment, other debt facilities may be cross-defaulted or accelerated, and we may be unable to refinance our debt on favorable terms or at all, which would have a material adverse effect on our financial position. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Indebtedness” for a summary of the conditions that could result in an acceleration of our indebtedness.

Our ability to utilize certain tax credits may be limited.

As of December 31, 2020, we had accumulated tax losses of R$182.3 million which are available as offsetting credits against future taxable profits compared to R$31.3 million as of December 31, 2019. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. See “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies.”

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a product designed to bring the same level of profitability and loyalty as our learning systems. In 2020, 2019 and 2018, revenues from PAR contracts accounted for 15.6%, 13.4% and 9.8%, respectively, of our total ACV Bookings (subscription business). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 90% of PAR contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR contracts already takes into account the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.50 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 53 students purchase a new book and 47 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

Our results may be negatively affected by the return rates on our textbooks.

To increase the availability of our textbooks for purchase by schools and students, our textbook sales (both through PAR and as spot sales) are carried out through numerous channels, such as bookstores, schools, large retailers, distributors and e-commerce sellers. Each of these distribution channels has a unique return policy, which can result in returns ranging from 10% to 50% of the total purchased amount during a given sales cycle. Our textbook sales are concentrated during the period from November to March. From April to June, the sales channels can return any unsold inventory to us. We are unable to assure that future return rates will be consistent with historical return rates. An increase in the volume of returns in excess of our expectations could have an adverse effect on our results of operation and financial condition.

We may not be successful in implementing our cross-selling and up-selling strategy with our current base of partner schools.

Part of our growth strategy consists of increasing the number of segments in which we operate in our partner schools, for example by expanding our services and educational solutions for elementary school and kindergarten to schools that only purchase our solutions for high school (up-sell). We also seek to expand the uptake by our partner schools of our supplementary courses, such as English language instruction or solutions for socio-emotional instruction (cross-sell). If we are unable to effectively sell these additional course offerings to our existing partner schools, for instance because of other competitors already entrenched with the school, we may not be able to grow our business at our projected rates, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to convert spot market book sales into long-term contracts, either through the adoption of our learning systems or PAR solutions, which could have an adverse effect on our future growth.

Traditionally, certain schools with which we have done business choose to buy only selected books from us in the “spot book market.” These schools do not have long term contracts with us, and we are unable to predict how their spot purchases will impact our revenue. Part of our growth strategy is based on converting spot book market sales into long-term contracts by having the relevant school adopt one of our learning systems or PAR. If we are unable to convert spot market sales into long-term contracts, we may not meet our growth targets, which could have an adverse effect on our prospects, our revenue and cash flow.

Part of our strategy is based on entering new markets and implementing new businesses, including solutions through our Digital Platform. We may not be successful in exploiting these opportunities, which may have an adverse effect on our business.

Many of the markets where we plan to operate, such as academic and financial ERP and student acquisition solutions, are new to us and our organizational skills in these markets have not yet been tested. In addition, we may have incorrectly estimated the total size of new markets or our ability to penetrate such markets or engage in new businesses, such as increased offering of solutions through our Digital Platform. In addition, we may face competition from existing participants or new entrants in the market in which our Digital Platform operates, including in the digital school office, digital marketing and family relations services, and our competitors may have greater resources than we do or may offer more attractive products or services. If we are unsuccessful in entering new markets or in implementing new businesses, we may incur costs that we are unable to recoup and our image and reputation may be adversely affected, which could have an adverse effect on our results of operation and financial position.

We may not be able to expand our complementary education portfolio in line with our business strategy.

We currently have educational solutions for English instruction and the teaching of socio-emotional skills, which can be offered during normal school hours or after school. We plan to develop and/or acquire new services and products to expand our portfolio of these complementary education solution. We may not be able to develop products and solutions in an effective way, they may not be accepted by our customers and by the market, or we may not develop the internal capabilities to produce such products and services. Additionally, we may not be able to acquire companies operating such new services and businesses on favorable terms, or we may incur risks of integrating acquired assets. If we are unable to expand our complementary education solution due to any of the foregoing factors, our business, financial condition and results of operations could be adversely affected.

Price increases and changing business conditions for the purchase of paper, a global commodity, may have a significant impact on us due to our reliance on a high volume of printed materials.

Paper prices and postage rates are difficult to predict and control. Paper is a commodity and its price may be influenced by fluctuations in exchange rates and commodity prices and may be subject to significant volatility. Our third-party printing service providers may adjust their rates to account for any changes in paper prices, and although historically we have been able to obtain favorable pricing as a result of volume discounts, particularly after our significant recent growth, there is no assurance that we will continue to obtain favorable prices in the future. We cannot predict with certainty the magnitude of future price changes for paper, postage and printing and publishing in general, and we may not be able to pass these increases on to our customers, which may have an adverse effect on our business and results of operations, given the importance of paper suppliers to our business. Additionally, we could be materially affected as a result of any contractual or legal issue with our paper suppliers or any delay in the delivery of our printed books and other educational content to partner schools, which could cause schools to delay payments due to us, or lead schools to terminate their contract with us, which would have an adverse effect on our business and results of operations.

There is no assurance that our partner schools will honor their contractual obligations, or that the number of students actually enrolled at partner schools corresponds to the number of students reported by the schools.

We generally enter into agreements with the schools that subscribe to our content and services, however, partner schools may try to avoid their obligations under their agreements with us, even with an effective contract in place, and we may be subject to additional costs and expenses in an effort to enforce our rights, which would have an adverse effect on our business and financial condition.

In addition, when partner schools enter into agreements with us, they report to us the number of students enrolled at their school who will use our products and services. However, we cannot assure you that the number of students reported by a specific partner school in a specific segment is the actual number of students enrolled, as we do not audit this number, and our expected revenue may be adversely affected by inaccurate reporting, which could have a material adverse effect on us, our reputation and results of operation.

The printing market is heavily concentrated, and increases in rates, changes in business conditions, or any disruptions to the service of our third-party printing service providers could significantly affect us.

Our production of printed learning materials is outsourced to printers with whom we have contracts. We are subject to delays in the graphic production of our material, errors in production or even the bankruptcy of our partner printing companies, which could cause damage to our image with our customers and to our operating results.

In addition, increases in the rates of the third-party printing service providers that produce our printed educational materials could have a negative impact on our results if we are unable to fully pass on these cost increases to our customers. Finally, the printing market is a heavily concentrated one, which may reduce our bargaining power and result in less favorable rates, with an adverse effect on our business.

We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on, or imposes taxes on, the distribution of dividends by subsidiaries.

We are a pure holding company and our activities are carried out by our subsidiaries. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses, to comply with our financial obligations and to potentially pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” and “—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.” There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders, or that the Brazilian federal government will not impose legal restrictions on, or impose taxes on, the distribution of dividends by our subsidiaries.

Any change in the tax treatment of our business or the loss or reduction in tax benefits on the sale of books (including digital books and e-readers) could materially adversely affect us.

We benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provide that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or PIS) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian federal or state governments or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities, or cancel or reduce the tax benefits applicable to the sale of our products (including digital books and e-readers) and/or challenge such treatment, and we are unable to pass any corresponding cost increase onto our customers, our results of operations could be materially adversely affected. Tax exemptions available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court issued on March 8, 2017. However, there is no assurance that the Brazilian Supreme Court will not change its position in the future in regard to the taxation of digital books, which could have a material adverse effect on our business and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

We may from time to time, as opportunities arise or economic conditions permit, acquire or invest in complementary companies or businesses as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction.

Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to a failure of such acquisition to contribute to our commercial strategy or improve our image. We may be unable to generate the expected returns and synergies on our investments. In addition, the amortization of acquired intangible assets could decrease our net profit and potential dividends. We may face challenges in integrating acquired companies, which may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may be unable to create and implement uniform and effective controls, procedures and policies, and we may incur increased costs for integrating systems, people, distribution methods or operating procedures. We may also be unable to integrate technologies of acquired businesses or retain key customers, executives and staff of the businesses acquired. In particular, we may face challenges in integrating staff working across different geographies and that may be accustomed to different corporate cultures, which would result in strained relations among existing and new personnel. We could also face challenges in negotiating favorable collective bargaining agreements with unions due to differences in the negotiating procedures used in different regions. Finally, we may pursue acquisitions where we acquire a majority stake in such acquisition, but with significant minority investors, or we may become minority investors in certain operations, wherein our ability to effectively control and manage the business may be limited. If we are unable to manage growth through acquisitions, our business and financial condition could be materially adversely affected.

We may also require approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities, in order to conduct certain acquisitions or investments for education companies exceeding or equivalent to annual gross revenue of R$75 million. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of certain operations of our targeted acquisitions or could impose other restrictions on the operations and business of the target. Failure to obtain approval from CADE or other regulatory authorities for future acquisitions, or any conditional approvals of future acquisitions, may result in expenses that could adversely affect our results of operations and financial condition.

In addition, in connection with any future acquisition, we may face liabilities for contingencies related to, among others, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings, and (2) financial, reputational and technical problems including those related to accounting practices, disclosures in financial statements and internal controls, as well as other regulatory issues. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnifiable under the terms of the relevant acquisition agreement, which could have an adverse effect on our business and financial condition. Even if contingencies are indemnifiable under the relevant acquisition agreement, the agreed levels of indemnity may not be sufficient to cover actual contingencies as they materialize.

We may not be able to effectively implement our sales, marketing and advertising programs to attract and retain new customers.

In order to maintain and increase our revenue and margins, we need to continue to retain and attract new customers by means of the sales, marketing and advertising campaigns. A number of factors could adversely impact our ability to successfully implement our marketing campaigns, such as an inability of our sales team to effectively interact with potential clients, or potential clients do not find our products and services sufficient to meet their needs. If we are unable to successfully market our educational products and solutions, whether due to defects in our marketing tools and/or failure to adjust our strategy in order to meet the needs of current and potential customers, our ability to retain and attract new customers may be undermined, which would adversely affect our business and results of operations.

If we are unable to retain or replace our key personnel or are unable to attract, retain and develop other qualified employees, our business, financial situation and operating results may be adversely affected.

Part of our future success depends on the ability and efforts of a number of our key employees who have significant experience in our operations. Many of our key employees have been working for us over an extended period or have been specifically recruited by us on account of their experience and expertise in the sector. The loss of key personnel, including senior executives, members of the executive board, board members, key officers and managers, among others, and our inability to hire professionals with the same level of experience could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order for us to successfully compete and increase the number of customers, we need to attract, recruit, retain and develop talented employees generally, who can provide the required expertise across the entire spectrum of our needs for high quality products, services and educational content, including for sales and marketing. A number of our key employees have significant experience in our operations, and we must develop adequate succession plans to maintain continuity amidst the natural uncertainties of the labor force. The market for skilled staff is competitive, and we may not be successful in recruiting or retaining staff or we may not be able to effectively replace key employees who leave. We must also continue to hire additional staff to execute our strategic plans. Our efforts to retain and develop personnel may also result in significant additional expenses that could adversely affect our business and results of operations.

We cannot guarantee that qualified employees will remain in our employment or that we will be able to attract and retain qualified personnel in the future. In particular, we may not be able to achieve the anticipated revenue growth by expanding our sales and marketing teams if we are not able to attract, develop and retain qualified sales and marketing personnel in the future. Any failure to retain or hire key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our management team’s interests may be focused on the short-term market price of our Class A common shares, which may not coincide with investors’ interests.

Our directors and executive officers, among others, may own shares in the company or be beneficiaries of our share-based compensation plans. We approved a restricted share unit plan in connection with our initial public offering. The maximum number shares that can be issued to beneficiaries under our restricted share unit plan may not exceed 3.0% of our share capital at any time.

Due to the issue of Class A common shares to members of our management team, a significant portion of these members’ compensation will be closely tied to our operating results and, more specifically, to the trading price of our Class A common shares, which may lead these individuals to run our business and manage our activities with an emphasis on generating short-term profits. As a result of these factors, our management team’s interests may not coincide with the interests of our other shareholders who have long-term investment objectives. Additionally, we cannot assure that Cogna’s and our management team’s interest will be aligned, or which party’s interest will prevail.

Moreover, our shareholders may experience dilution in their stakes in our capital stock and in the value of their investments if further shares are issued to honor share-based incentive plans for our management and employees.

In the case of further grants of stock options or restricted shares, our shareholders will be subject to further dilution. For additional information about our share option plan or restricted share plan, see “Item 6. Directors, Senior Management And Employees—B. Compensation—Share Incentive Plan.”

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. Our board of directors, assisted by our Audit and Risk Committee, as part of its regular review of our risk management practices, performs periodic reviews of cyber-security threats and related controls, including reviews of periodic penetration tests performed by independent third parties. However, we cannot assure that these reviews will successfully prevent against all cyber-attacks. A breach could result in a devastating impact on our reputation, with significant adverse effects on customer confidence and loyalty that could adversely affect our financial condition and the student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties under applicable laws and loss of existing or future business.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

On December 28, 2018, Provisional Measure No. 869/2018 was passed, amending certain provisions of the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, and setting up the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. This measure also extended the deadline for companies to comply with the LGPD to August 2020. Considering the effects of COVID-19, Brazilian Congress approved Bill No. 1179/20 that, inter alia, postpones the enforceability of the administrative sanctions provided for by the LGPD to August 1, 2021. This Bill has been forwarded to the Brazilian President for approval. In parallel, Provisional Measure No. 959, issued by the President in April 2020, postpones the date of entry into force of the LGPD to May 3, 2021. Note that, to remain valid, this Provisional Measure must be approved by Congress. If not, the LGPD will enter into force on August 16, 2020, as originally intended.

As a result of any failure to comply with the LGPD or occurrence of cybersecurity incidents, we may be subject to the following penalties: (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2.0% of our company’s or our group’s revenue up to a limit of R$50.0 million per infraction, (3) disclosure of the violation after its occurrence is duly verified and confirmed, and (4) blocking and erasing the personal data involved in the violation.

Failure to comply with the rules for the protection of personally identifiable information, including the LGPD, could potentially lead to legal proceedings or could result in penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), our accounting personnel and other resources are not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of our financial statements, we and our independent registered public accounting firm identified certain material weaknesses in our internal controls. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified generally relate to our insufficient accounting processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC. Specifically, the material weaknesses identified relate to the (1) ineffective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change-management and computational operation over information technology systems that support our financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs; (2) ineffective design, implementation and operation of controls within the financial reporting process relating to preparation and review of the financial statements, including the technical application of generally accepted accounting principles and applicability of required disclosures; and (3) ineffective design, implementation and operation of controls over sales cut-off.

We are adopting several measures that will improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

After our initial public offering, we became subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls over financial reporting as well as our disclosure controls and procedures starting on December 31, 2022. Our testing may reveal additional deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We may also identify deficiencies in our disclosure controls and procedures. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies additional material weaknesses or significant deficiencies in our internal controls over financial reporting or in our disclosure controls and procedures, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.

We may lose bargaining power with our customers if they organize themselves into negotiating blocs, which could have an adverse effect on our business.

Although the education market in Brazil is extremely fragmented, which reduces the bargaining power of individual schools, groups of schools could organize as blocs or syndicates in an attempt to negotiate lower prices for our services or greater benefits, products and services at the same price. If our schools organized as blocs in an attempt to negotiate lower prices, we would be required to devote additional resources to contract negotiations and could face additional challenges in providing cross-selling or up-selling opportunities to these schools. We could be forced to offer lower prices in connection with any such negotiations or provide bundled services at a discount in an effort to maintain and expand our market share. If we lose bargaining power with our customers, we cannot guarantee that we will be able to sell our products and services at profitable prices, which would adversely affect our business, financial condition and results of operations.

Certain of our revenue depends on intermediaries such as large retailers and other distribution channels, and financial difficulties or poor service by these providers could adversely affect our revenue, reputation and results of operations.

We rely on certain intermediaries, such as large retailers and other distribution channels, to make our educational content and products and services available to parents and students. Consequently, a portion of our revenue depends on the level of service offered by these providers, which could depend on their financial and operational health, and their ability to provide adequate service to end consumers. If any of these intermediaries face solvency problems or are unable to provide services or fail to honor their financial commitments to us, our revenue, reputation and results of operations could be adversely affected.

We cannot assure that we have enforceable written contracts in place with all of our suppliers and other third parties with which we conduct business.

We have many suppliers and maintain business relations with a number of third parties. However, not all of our commercial relationships with third parties are formalized through written contracts. The absence of a written contract formalizing our commercial relationships could have an adverse effect on our business, as we may need the existence of written contracts to, among other things, substantiate our commercial relationship with the third party in court, defend ourselves against any litigation by the third party or enforce our rights against the third party in the event of a dispute. If we are subject to any conflicts with third parties with whom we do not maintain written contracts in force, our business, financial condition and results of operations could be materially adversely affected.

We may face restrictions and penalties under the Consumer Defense Code in the future.

Brazil has a series of strict consumer defense laws, known as the Consumer Defense Code. These laws apply to every company in Brazil that provides products or services to Brazilian consumers. They include protection against misleading and specious advertising, protection against coercive or unfair commercial practices and protection in drafting and interpreting agreements, normally in the form of civil responsibilities and administrative penalties for violations. We may infringe or be accused of infringing the Consumer Defense Code, and incur penalties, and we may be unable to contest such penalties.

Penalties may be imposed by the branches of the Consumer Protection and Defense Foundation (Programa de Proteção e Defesa do Consumidor), or PROCON, or by the National Consumer Department (Secretaria Nacional do Consumidor), or SENACON. Companies can reach agreements for complaints submitted by consumers to PROCON branches by paying an indemnity directly to the consumers or through a mechanism that allows them to adjust their conduct, called a Conduct Adjustment Agreement (Termo de Ajuste de Coduta), or TAC. Any indemnities or TACs could adversely affect our reputation and financial situation.

The public prosecutor’s office and public defenders in Brazil can also initiate investigations of alleged violations of consumer rights and demand that companies sign a TAC. Companies that fail to comply with TACs face potential enforcement procedures and other penalties such as fines, as provided for in each TAC. The public prosecutor’s office and public defenders in Brazil can also file public civil proceedings against companies that violate consumer rights or the rules of competition, to ensure strict compliance with the consumer defense laws and indemnities for any damage to consumers. In certain cases, we may also face investigations and/or sanctions by CADE, in the event that our commercial practices are accused of affecting competition in the markets where we operate or the consumers in these markets.

Other methods of entry of students into universities, other than university entrance exams or ENEM, could put our preparatory course business at risk.

Our preparatory courses are focused on preparing students to enter universities by means of specific entrance exams or through ENEM and are powerful lead-generation tools for our go-to-market strategy. These preparatory courses are specifically tailored in an effort to help students achieve success in entrance exams that are focused on specific criteria and aptitudes and are administered according to known methodologies. If universities were to change their admissions criteria to focus primarily on grades achieved in secondary school, demand for our preparatory courses could decline. Likewise, if universities used new or alternative entrance exams based on different content or testing methodologies, our existing preparatory courses may not be adequate in preparing students for any such new alternative entrance exams or alternative testing methodologies, and we may not be successful in adapting our existing courses (either in-person or long distance classes) at the pace needed to respond to such changes in exams or testing methodologies, or at all, which could impact the reputation of our preparatory courses and lead to a decrease in enrollment in our courses. We could also face challenges in adapting our courses in a cost-efficient manner, which could have an adverse impact on our business and results of operations. Any change in admissions practices for which we are unable to successfully adapt our current preparatory courses could cause a decline in enrollment in our courses, force us to lower our prices and/or result in increased costs, and would have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to the illegal or improper use of our Content & EdTech and Digital Platforms, which could expose us to liability and damage our business.

Our Content & EdTech and Digital Platforms are susceptible to unauthorized use, software license violations, copyright violations and unauthorized copying and distribution (whether by students, schools or others), theft, employee fraud and other similar infractions and violations. Such occurrences can harm our business and consequently negatively affect our operating results. We could be required to expend significant resources to police against and combat improper use of our Content & EdTech and Digital Platforms, and still may be unsuccessful in preventing against such occurrences or identifying those responsible for any such misuse. Any failure to adequately protect against any such illegal or improper use of our platforms could expose us to liability or reputational harm and could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable decisions in our legal or administrative proceedings may adversely affect us.

We are, and may be in the future, party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, students and faculty members, as well as from environmental events, competition and tax authorities, especially with respect to civil, tax and labor claims. For instance, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the amount of R$13.8 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2020 is R$3.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions in material legal proceedings may adversely affect our results of operations, reputation and the price of our Class A common shares. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

We may not be sufficiently protected by our parent company against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future.

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$153.7 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. However, this indemnity agreement does not prevent our assets being subject to certain legal restrictions, such as the freezing of our bank accounts, which could require additional reimbursements or further legal action to release our assets, and we cannot guarantee that the indemnifying party will take such actions on a timely basis, or at all, which could have an adverse effect on our business and financial condition.

We outsource certain labor, which may create an obligation on our part to pay certain labor and social security obligations.

We outsource certain labor, primarily for cleaning services, building renovations and surveillance, and contract with third party companies who provide the employees for these services. Because we benefit from the services provided by these outsourced workers, we may become liable under Brazilian law to pay certain labor and social security obligations for the benefit of these workers if the service provider companies providing such outsourced labor fail to comply with their labor and social security obligations on behalf of these workers, and may also be fined by the relevant authorities. We may not have any recourse against the employers of these workers if they fail to meet their labor and social security obligations. We are unable to predict the potential size of any such liability. Any requirement to pay the labor and social obligations related to outsourced workers could have a material adverse effect on our financial condition and results of operations.

We currently sell products and services to government agencies, which subjects us to certain penalties if we do not satisfactorily fulfill our agreements with government agencies or if the agreements are terminated early and we may be subject to liability for prior sales to government agencies in connection with activities undertaken in the past by our affiliates or subsidiaries of our parent company.

We may be held responsible in the future for past business operations that we no longer undertake, such as the sale of teaching material to the federal government under the PNLD. We no longer do business under the PNLD, but we may be subject to certain liabilities, including in connection with applicable anti-corruption laws, for past dealings. While our parent company agreed to indemnify us against certain contingent liabilities, including certain past dealings with government agencies, as part of our corporate reorganization, there can be no assurance that the indemnification agreement with our parent company will fully protect us against potential legal proceedings or government actions, which could have an adverse effect on our business, our reputation, our financial condition and results of operations.

We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.

As of December 31, 2020, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$613.9 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional) and MindMakers. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that was held by Cogna Group, for up to R$153.7 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies up to the date of this annual report, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. For example, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain labor contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$7.8 million as of December 31, 2020, that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2020 is R$ 2.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by our parent company would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by our parent company, our business and results of operations will be negatively affected.

We may be held responsible for events that occur on the premises of our customers or at the sites where we offer our preparatory courses, which could adversely affect our business.

We could be held responsible for actions made by students, staff or third parties on the premises of our partner schools or at the sites where we offer our preparatory courses. In the event of accidents, injuries, harassment or other illegal acts or if anyone is harmed on the premises of our partner schools or at the sites where we offer our preparatory courses, we could be involved in legal proceedings claiming that we are directly or indirectly responsible for the relevant harm, whether due to allegations of negligence or lack of adequate supervision. If we are unsuccessful in defending ourselves against any such proceedings, an adverse decision against us could have a material adverse effect on our business and reputation, and on our financial condition and results of operations.

We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results.

Salaries and payroll charges account for a significant component of our total expenses (which are comprised of the sum of costs of goods sold and services, general and administrative, commercial and other expenses). Salaries and payroll charges for the year ended December 31, 2020 were R$279.5 million, or 28.8%, of our total expenses of R$970.3 million. For the year ended December 31, 2019, salaries and payroll charges of Vasta were R$200.6 million, representing 22.1% of the total expenses of R$907.2 million. The salaries and payroll charges for the period from October 11 to December 31, 2018 was R$62.4 million, or 30.4% of our total expenses, which was R$205.4 million.  The salaries and payroll charges of the sum of the Predecessors for the period from January 1 to October 10, 2018 was R$185.9 million, or 26.1% of the Predecessors’ total expenses, which was R$711.9 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

Our negotiations with the unions that represent our employees are not always in line with our business plan and such unions may not always consider our current financial condition in when they take certain negotiating positions. Consequently, these unions may pursue terms and conditions under collective bargaining agreements that may be beneficial to our employees but would adversely affect us.

Additionally, we might not be able to pass on cost increases due to the renegotiation of collective bargaining agreements to the fees we charge our customers, and this could have a material adverse effect on our business.

Our educational content might not meet all the requirements of the National Common Curriculum Base, and this could adversely affect our revenue from the sale of educational products and content.

The National Education Plan (Plano Nacional de Educação) passed pursuant to Law No. 13,005/2014 created a National Common Curriculum Base (Base Nacional Comum Curricular or BNCC). The BNCC is a series of guidelines defining a curriculum that specifies the key abilities and knowledge that must be taught as part of primary and secondary education in Brazil, and each institution has discretion to design or adapt its curriculum and teaching projects in line with the BNCC guidelines. The standards set by the BNCC may influence the decisions taken by teaching professionals in private schools. If we are unable to successfully incorporate all the BNCC standards into our educational products and content, our sales of teaching products and solutions could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by legal proceedings involving our parent company or members of its management.

Our parent company is party to legal proceedings that could subject it to financial liability. If our parent company fails to pay fines or penalties assessed in any such proceedings when due, its equity interest in subsidiaries, including us, could be seized in satisfaction of such obligations. Any condemnation of other companies controlled by our parent company could also adversely affect the price of our shares. Moreover, management of our operations could be adversely affected if any member of management of our parent company is subjected to imprisonment or restriction on liberty pursuant to any court order, which could have an adverse effect on our business, results of operations and financial condition.

We may not have sufficient insurance to protect ourselves against substantial losses.

We have insurance policies to provide coverage against certain potential risks, such as property damage and personal injury, as well as D&O insurance for our management team. However, we cannot guarantee that our insurance coverage will always be available or will be sufficient to cover possible claims for these risks. In addition, there are certain types of risk that might not be covered by our policies, such as war, acts of nature, force majeure or interruption of certain activities. Moreover, we might be obliged to pay fines and other penalties in the event of delays in product delivery, and such penalties are not covered by our insurance policies. Additionally, we may not be able to renew our current insurance policies under the same terms or at all. Risks not covered by our insurance policies or the inability to renew policies on favorable terms or at all could adversely affect our business and financial condition.

If we are not able to obtain, renew or register our lease agreements on favorable terms, our results of operations may be adversely affected.

According to Brazilian law, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (1) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendments thereto regarding the same real estate, the aggregate term in all such agreement and amendments must be greater than five consecutive years, (2) the lessee must have been using the property for the same purpose for a minimum period of three years and (3) the lessee must claim the right of renewal at the most one year and at least six months prior to the end of the term of the lease agreement.

The lease agreements for a few some of our facilities are for periods of less than five years, and therefore are not entitled to renewal rights, and so the lessor might refuse to renew when the lease expires. In addition, a few of our leases have indeterminate terms and are subject to termination at any time by the lessor so long as the lessor provides notice to the lessee at least 30 days from the date the lessor wants the lessee to vacate the property. If we are forced to close any of our educational facilities or have to find other properties due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

The lease agreements for some of the properties we use are not registered with the corresponding property registry. Registering and obtaining a certificate of registration for our lease agreements with the appropriate registries may take longer than expected or may not be successfully completed due to obstacles that are unknown to us and are outside of our control. Registering the lease agreements and obtaining the appropriate certificate of registration is important, especially should the property be transferred to a third party, because the third party who acquires the property will be bound by the lease agreement, provided it was (1) entered into for a specified term, (2) has a duration clause and (3) is registered in and approved by the competent real estate registry office. Should a duly registered leased property be put up for sale, the lessee will have a right of first refusal However, if the lease agreement is not registered, the lessee may not contest an infringement of its right of first refusal. If we do not have a right of first refusal our business may be adversely affected.

We are currently in the process of obtaining or renewing local licenses and permits, including licenses from the fire department, for some of the real estate we use and the businesses we operate. Failure to obtain renewals of these licenses and permits on a timely manner may result in penalties, including closures of some of our educational facilities, which could adversely affect us.

The use of all of our buildings is subject to the successful acquisition of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building has no deficiencies. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate and other licenses and registrations necessary for their regular use.

We are currently in the process of obtaining or renewing these licenses for some of the properties we use and the businesses we operate. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in the worst scenario, closure of the educational facility lacking the licenses and permits. Failure to register with municipal, state or federal bodies may damage us because we shall not be able to collect charges from our customers due to our inability to issue proper tax receipts.

Any penalties imposed, and in particular the forced closure of any of our units, may result in a material adverse effect on our business. Moreover, in the event of any accident at our educational facilities, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective facility and may damage our reputation.

Any liquidation proceedings involving a company of our group may be conducted on a consolidated basis.

In the event of liquidation proceedings involving a company of the Cogna group, Brazilian courts may consider our assets and liabilities to be unified within the scope of such liquidation proceedings as if they belonged to a single company on a consolidated basis (Teoria da Consolidação Substancial), allocating our parent net investments to pay creditors of our parent company or other companies in our group. If this happens, the value of our shares may be adversely affected.

Certain Factors Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices including prices of paper and ink;

•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating And Financial Review And Prospects—Brazilian Macroeconomic Environment.”

The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2020 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.5%, 4.3% and 3.8% for the years ended December 31, 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020. As of the date hereof, the official Brazilian interest rate is 2.75%. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de

Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Brazilian Central Bank was R$5.401 per US$1.00 on April 28, 2021. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as affecting our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, and 1.1% in the year ended December 31, 2019. Brazilian GDP contracted 4.1% in the year ended December 31, 2020. Growth is limited by COVID-19 effects in relevant economy sectors, such as services and industry, which have been highly impacted by the lack of government effective measures in health and economy in general, respectively, among others: (1) lack of central coordination of COVID-19 vaccines and safety measures alongside municipalities and states, and (2) lack of consistent social contributions from the Brazilian government. All of such factors are aggravated by infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, can significantly affect the perception of the risks inherent in investment in Brazil. In addition, growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook, which was affirmed in December 2020.

•	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020, Moody's maintained the Ba2 rating with a stable outlook.

•	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative. In November 2020, Fitch maintained the BB-negative rating with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Factors Relating to Our Class A Common Shares

Our parent company owns 100% of our outstanding Class B common shares, which represent approximately 97.2% of the voting power of our issued share capital and 77.6% of our total equity ownership, will control all matters requiring shareholder approval. Our parent company’s ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2020, our parent company controls our company, owning 77.6% of our issued share capital, through its beneficial ownership of all of our outstanding Class B common shares, and consequently, 97.2% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, our parent company will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Our parent company will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our parent company may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Our parent company’s decisions on these matters may be contrary to your expectations or preferences, and our parent company may take actions that could be contrary to your interests. Our parent company will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

So long as our parent company continue to beneficially own a sufficient number of Class B common shares, even if our parent company beneficially owns significantly less than 50% of our outstanding share capital, our parent company will be able to effectively control our decisions. If our parent company sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if our parent company sells or transfers them means that our parent company will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association.”

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

The price of our Class A common shares may be subject to changes in the price of the shares of our parent company.

Our parent company is a public company and listed in Brazil on the B3. Accordingly, investors may choose to value our Class A common shares considering the business group as a whole, and not just our business on its own. Consequently, any change in the price of the shares of our parent company, whether due to factors such as business decisions, the macroeconomic situation in Brazil, the publication of financial results, or otherwise, may negatively affect its market value and, therefore, have an adverse effect on the price of our Class A common shares.

If securities or industry analysts do not publish reports, or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently cover our parent company, but they do not, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

We may retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Our dual class capital structure means our shares will not be included in certain indices, and this could affect the market price of our Class A shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no vote and multi class structures and has temporarily barred new multi class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with our parent company; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten to one voting ratio between our Class B and Class A common shares, the beneficial owner of our Class B common shares collectively will continue to control the voting power of our common shares and therefore be able to control all matters submitted to our shareholders.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Vasta (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 16G. Corporate governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital, change the nature of our business, and/or affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business, including through acquisitions, and implement our growth strategy going forward by engaging in public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock, change the nature of our business from the business that you originally invested in (including as a result of merger or acquisition transactions), and/or result in a decrease in the market price of our Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We may take advantage of exemptions from certain corporate governance regulations of the Nasdaq, and this may result in less protection for the holders of our Class A common shares.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange

Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20 F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, according to Section 303A of the Section 5605 of the Nasdaq equity rules listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we do, follow home country practice in lieu of the above requirements. For more information, see the section “Item 16G. Corporate governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off.

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Our History

Our business is the result of several value-added acquisitions and in-house development of solutions throughout the years, and we have a solid track record in the educational market that traces back to the beginning of the century. The solutions presented below were integrated one by one in a thorough process, resulting in what is now a one-stop-partner provider to schools with an unmatchable market offering. Based on our extensive knowledge of private schools given our parent company’s own schools operations, additions to Vasta’s platform have enforced cross-knowledge and improvements to take our solutions to the next level.

We set forth below the dates our businesses commenced operations, detailing key events in our history.

The roots of our parent company trace back to 1966 with the creation of the Grupo Pitágoras, a preparatory course for university admission exams. In the 1990s, our parent company developed the Pitágoras educational platform, a replicable teaching and management model, rolling out its educational strategy across Brazil. Starting in 2010, the Cogna group (formerly known as Kroton) began to make significant investments in the postsecondary education segment, always ahead of transformational trends, starting with the acquisition of IUNI Educational S.A., an institution that offered undergraduate and postgraduate programs and that doubled the group’s activities, providing national scale.

Two other relevant acquisitions were UNOPAR in 2011, which was the result of a digitalization effort and made the group the leader in the distance learning sector in Brazil, and Anhanguera in 2014, which had both on-campus and distance learning courses and initiated the concept of scale as a value creation mechanism. Recognized as one of the largest and most successful education companies in the world, Cogna brings vast knowledge and industry track record to Vasta’s operations, along with the Pitágoras and Rede Cristã de Ensino learning systems.

Vasta’s history is also based on the unification of several other renowned brands, and dates back to 1914, with the opening of a small, second-hand bookshop in São Paulo with the brand Saraiva, one of the most traditional names in Brazil. In the same decade, Saraiva published its first book, therefore inaugurating the publishing phase of the company. Pioneer in publishing and bookselling markets, Saraiva acquired Editora Atual in 1998, and began selling its products electronically through its website, one of the first e-commerce sites in the country.

The 1970s marked an important landmark in another of our brands, Anglo, with the launch of its workbook, disrupting the delivery of educational content across the country. As a pioneer in the offering of learning systems, Anglo started by offering preparatory course materials and expanded from its already well-recognized high-quality standards in Exact Sciences to a complete content solution to partner schools. In the 2000s, Anglo already had several partner schools throughout the country associating the experience of founding educators to the next generation of educators and market standards. Anglo is one of the longest-standing educational brands in the country and is founded on encouraging the autonomy and empowerment of its students.

In 1986, another educational platform that would comprise our portfolio, Sistema Maxi de Ensino, was born through the expertise of Colégio Maxi, a widely recognized school in Londrina, offering content to elementary and middle schools throughout the country.

Our first Digital Platform solution, Livro Fácil, was founded in 1991. Livro Fácil is an e-commerce for the sale of teaching materials, stationery and literature, among others.

In 2004, Ético educational platform was founded, encompassing a repertoire of integrated solutions through digital and printed content for the complete development of students.

The combination of our individual brands started in 1999, when the Abril Group (the former name of Somos Educação, which is now Vasta) acquired the publishing companies Ática and Scipione, well-established leaders in the Brazilian printed content market and pioneers in the creation of educational content. In 2010, Vasta acquired the Anglo educational platform and Anglo preparatory course for university admission exams, positioning us as the second largest player in Brazil.

One year later, in 2011, we acquired the pH schools and courses, one of the most traditional brands in the state of Rio de Janeiro, which led to the creation of the pH educational platform in 2012. Sistema de Ensino pH leverages over 25 years of expertise from Curso pH, offering structured and elaborated material to partner schools, as well as standardized after-school content to support educators, guide education practices and strengthen learning techniques. In this context, we were already the best positioned player to consolidate the K-12 education market, and other relevant acquisitions succeeded in the following years such as Maxi, in October 2011, making our Company the largest learning systems provider in Brazil.

In 2012, we expanded our scope through “O Líder em Mim,” a pioneering initiative in Brazil designed to promote behavioral change in educators, children and teenagers through the development of socio-emotional skills, helping students take control of their own lives and be a part of social transformation. This program was developed by Franklin Covey Co., in the United States, based on the book “The 7 Habits of Highly Effective People” and adapted for Brazilian children from kindergarten age to ninth grade. O Líder em Mim focuses on using the “7 Habits” system and works on overcoming constrictive paradigms to help students and educators to see situations differently, change their behavior and achieve new and consistent results.

Plurall was the opening wedge into digital content offering, developed in 2013 and rolled out in February 2014, with continuous improvement ever since. Our solution is a practical, organized and innovative platform, which was conceived for mobile phone use and is also available online. Using Plurall, students can access content seen in the classroom, teaching materials, exercise lists, ENEM exams and Brazil’s main university entrance exams, instructional videos, frequently asked questions, and can access tutors even during weekends and holidays. For highly skilled students, Plurall also offers tasks with a greater complexity in order to challenge and motivate them, helping develop their full potential. Schools and parents can also access performance reports that show the results of each student, demonstrating strengths, weaknesses, as well as benchmarks with other schools across Brazil. For educators, we developed the Plurall Maestro platform in 2014, which allows educators to create their own activities and exercises and produce new content and exams, resulting in a personalization of teaching strategies. In 2015, Plurall was recognized for the innovation it brings to the education market globally and won the Global Mobile Awards as the best mobile innovation for education and learning.

Saraiva was added to Vasta’s core content portfolio in June 2015, including Saraiva’s publishing operations and the Ético educational platform. This acquisition reinforced our commitment to be increasingly present in schools, through close ties with educators, students, families and school owners. As a result, Vasta became the largest publisher in Brazil and one of the 50 largest publishers in the world.

The PROFS core solution was created in 2016 as a continuous teacher training program. By developing skills and abilities, educators are able to improve teaching and learning processes while having the opportunity to get to know our platform, therefore increasing adoption of other products.

In 2017, Somos acquired Livro Fácil, which contributes to the success of the PAR solution, as schools can choose to promote this e-commerce among parents and receive commission for material sold through the platform as opposed to buying and reselling with a markup. As well as selling teaching materials, stationery and literature, Livro Fácil functions as a distribution hub that resells materials from other suppliers that are chosen by our partner schools, placing us as a one-stop-partner for schools.

As a relevant addition to our existing core content solutions, PAR was created in 2017 to engage schools through long-term contracts using digital and printed content based on textbooks. This model benefits educators, that are able to preserve their pedagogical preferences, but at the same time enables them to receive the same level of service and support that is provided through our educational platform. Full flexibility to choose from a variety of books increases loyalty and is a first step for a potential educational platform adoption, if desired by the schools.

In 2018, we developed English Stars, an educational platform for English instruction, purchasing content from Macmillan, thereby complementing our complementary content portfolio. English Stars focuses not only on language instruction, but on English as a means of communication, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art.

In October 2018, our parent company announced the acquisition of Somos as an expansion of its K-12 business and B2B business model, integrating a high-quality full-service provider, with a comprehensive portfolio of solutions and brands serving all segments of the private K-12 education market, broadening our knowledge on core and complementary content solutions.

Vasta is a result of the combination of Cogna’s strong operational and financial excellence track record and Somos, the most relevant K-12 player in the country. This new company and its brand helped ensure a new focus on K-12 education activities, as well as the construction of differentiated services and a unique offering as a one-stop partner to schools. Our aim is to disseminate values and goals in the K-12 education segment, including the delivery of high-quality education to children and teenagers through our well-renowned brands, resulting in a relevant presence in the premium market.

On January 7, 2020, we concluded the acquisition of the entire ownership interest of Pluri Educacional A&R Comércio e Serviços de Informática Ltda., or Pluri, for R$26.0 million. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with our strategy of focusing on the distribution of our operations to another region. The purchase agreement is subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by and additional R$1.7 million over the life of the earn-out period.

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$18.2 million, R$10.0 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs that could increase the purchase price by and additional R$5.4 million over the life of the earn-out period.

On November 20, 2020, we concluded the acquisition of Meritt, a cutting-edge Brazilian digital assessment platform. The purchase price was R$3,500 thousand, of which R$3,200 thousand was paid in cash and R$300 thousand is to be paid in installments that are currently outstanding and accrue interest based on the CDI rate. The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 thousand over the life of the earn-out period. Meritt had 153 active clients as of December 31, 2020, an increase of 40% compared to 2019, and finished the year with R$1.5 million of revenues. In addition to aggregating a digital solution to the platform, bringing in new clients, and contributing with its experience in data analysis, Meritt will also provide relevant cost synergies with the streamlining of tests and mock exams for the Vasta brands. Meritt's experience and methodology will help Vasta make new strides in its investments in online and adaptive testing, gaining new ground in assessment customization, as well as allowing for results comparison between all students enrolled in the platform. This methodology will make it possible to more quickly identify each student's strengths and areas for improvement, with the goal guaranteeing a continuous evolution of their academic results, both in traditional exams and selection processes.

Our Pre-IPO Corporate Reorganization

Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

Recent Developments

Acquisition of Sociedade Educacional da Lagoa Ltda.

On March 2, 2021, we acquired, through our wholly owned subsidiary, Somos Sistemas, 100.0% of the outstanding shares and voting rights of Sociedade Educacional da Lagoa Ltda., or SEL for a purchase price of R$65.0 million. SEL provides technical and pedagogic services to education platforms, including maintenance of such platforms, development and improvement of contents and trainings to professionals. Founded in 1997, SEL as of the date of the acquisition serves, direct or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the secondary and continuing education segment.

Acquisition of Editora Eleva S.A.

On February 22, 2021, our wholly-owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire, subject to certain conditions precedent, Editora Eleva S.A., or Editora Eleva, a K-12 education platform provider, from Eleva Educação S.A., or Eleva Educação. As consideration for such acquisition, we will pay a purchase price amounting to R$580 million, subject to certain price adjustments, in installments over a 5-year period (each installment adjusted by the positive variation of the CDI index).

Additionally, Saber, an affiliate of Cogna, agreed to sell, subject to certain conditions precedent (including, but not limited to, the satisfaction of all conditions precedent for closing of the acquisition of Editora Eleva), up to all of its K-12 schools to Eleva. Upon closing of the acquisition of Editora Eleva, Somos Sistemas and Eleva Educação will enter into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva Educação, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva Educação, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a 10-year period. The commercial agreement also provides for a commercial discount amounting to R$15 million per year, valid for the first 4 years after the execution of the commercial agreement.

The consummation of the acquisition of Editora Eleva is subject to certain customary conditions precedent, including the approval from the CADE and the closing of the sale of the schools by Saber as described above.

COVID-19 Pandemic

As a result of the global outbreak of a novel strain of coronavirus, or COVID-19, unprecedented economic uncertainties have arisen that continue to have an adverse impact on global economic and market conditions, including in Brazil. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil ordered suspensions of a variety of economic activities as part of measures taken to mitigate the dissemination of the virus. During 2020, the Brazilian government adopted several measures in order to reduce the impact of COVID-19 to the economy, including employment and economic stimulus, as follows: (1) creation of the program Citizen Income (Renda Cidadã), a new version of a planned social welfare programme; (2) extension of the Emergency Employment and Income Preservation Benefit (Benefício Emergencial de Preservação do Emprego e da Renda (BEm)) for up to 180 days, which relates to the proportional reduction of hours and wages and the temporary suspension of the employment contract; and (3) approval of the Complementary Law No. 173/2020, which will allow the granting of federal aid of approximately R$60.15 billion to Brazilian states, municipalities and the Federal District in order to strengthen the actions to fight the COVID-19. The new law sets forth the “Federative Program to Fight the Pandemic caused by COVID-19” and changes the law of fiscal responsibility.

The global impact of the outbreak has been rapidly evolving and the outbreak presents material uncertainty and risk with respect to our future performance and financial results. In response to the outbreak, we have implemented several measures aimed at safeguarding the health of our employees and the stability of our operations, including: (1) the implementation of a work from home policy; (2) the reduction in the work hours and wages by 25% of our administrative and corporate employees for the months of May, June and July; (3) on-line campaigns to promote our products to potential new customers; and (4) the implementation in our distribution centers of health and safety measures recommended by government authorities. In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and engaged students for their feedback, which has been very positive during the pandemic. From March 23, 2020 (when the integration of Plurall platform with Google Meet was completed) to the date of this annual report, we have conducted more than 3 million digital class sessions. Additionally, as of the date of this annual report, we had more than 1.3 million students using our platforms, participating in more than 50,000 classes daily during week days.

We cannot predict the extent the extent of the impact of COVID-19 on our business or that any of the measures we have taken in response to the pandemic will be effective in mitigating the impact of COVID-19 on our business.

In connection with social distancing and social isolation measures implemented by state and local governments in Brazil in response to the COVID-19 pandemic, and considering the effect of such measures on the education sector, certain of our partner schools experienced a decline in enrollment during the first half of the year, particularly in respect of early childhood education. Certain of our partner schools requested to decrease their level of purchases of educational materials and solutions we characterize as subscription arrangements for the second half of our 2020 sales cycle (which comprises the period between October 1, 2019 and September 30, 2020). On January 23, 2021 we had announced the result of ACV Bookings for the 2020 cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented growth of 25% over the amount registered in the 2019 sales cycle. Such assessment on revenues derived from solutions we characterize as subscription arrangements is not a guarantee of future performance or outcomes and should not be relied on as guidance. Moreover, ACV Bookings is a non-accounting managerial metric designed to show amounts that we expect to be recognized as revenue from subscription services during our commercial sales cycle and not for the fiscal year, ACV Bookings is only one metric in measuring the components of our revenues, and ACV Bookings in isolation is not indicative of our total revenues. ACV Bookings amounts refer only to amounts contracted by us and should not be considered as a forecast or estimate of our revenues. See “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings” and “Cautionary Statement Regarding Forward-Looking Statements.”

For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “Item 5. Operating And Financial Review And Prospects—D. Trend Information.”

Corporate Information

Our principal executive offices are located at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil. Our telephone number at this address is +55-11-3133-7311. Our email address is ri@somoseducacao.com.br.

Investors should contact us for any inquiries through the address, telephone number and email listed above. Our principal website is http://www.vastaedu.com.br. The information contained in, or accessible through, our website is not incorporated into this annual report. You should not consider information contained on our website to be part of this annual report or in deciding whether to invest in our Class A common shares.

B.       Business Overview

Overview

We are a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners.

We have built a PaaS with two main modules. Our Content & EdTech Platform combines a multi-brand and tech-enabled array of high-quality core and complementary education solutions with digital and printed content through long-term contracts with partner schools. We characterize revenue associated with these arrangements as subscription revenue given the renewable and predictable nature of the revenue associated with these contracts. Our emerging Digital Platform will unify our partner schools’ entire administrative ecosystem, enabling them to aggregate multiple learning strategies, helping them to focus on education, and promoting client and revenue growth to allow them to become more profitable institutions.

Our integrated platform is designed to cater to the needs and preferences of every school. We provide a full suite of products, embedded in an ecosystem, that fulfills most of the school’s needs. This differs from single solution products, which can include hidden expenses and inefficiencies for schools. We are committed to constantly evolving our product and service offerings to provide the most complete end-to-end ecosystem for private K-12 schools, students and parents, educators and administrators, while maintaining the uniqueness of each school.

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a LTV/CAC ratio for the solutions that we characterize as subscription arrangements equal to 6.4x based on 2020 sales cycle (from October 1, 2019 to September 30, 2020). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of December 31, 2020, our network of B2B customers consisted of 4,167 partner schools, compared to 3,400 schools as of December 31, 2019, and 2,945 schools as of December 31, 2018, representing annual growth rates of 22.6% and 15.4%, respectively. As of December 31, 2020, we had 1,311 thousand enrolled students compared to 1,186 thousand enrolled students as of December 31, in 2019 and 1,011 thousand as of December 31, 2018, representing annual growth rates of 10.6% and 17.3%, respectively.

Following our corporate reorganization (as described under “Presentation of Financial and Other Information—Our Corporate Events—Our Incorporation and Corporate Reorganization”), we were able to rapidly structure our business as a PaaS, in which we have built complete and integrated platforms of K-12 products and services capable of promoting digital transformation in schools. The solutions we characterize as subscription arrangements are all those based on long-term partnerships with partner schools. These are service contracts in place for the offering of our learning systems or PAR (contained in our core content segment) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment). We characterize these solutions as subscription arrangements because they provide for recurring revenue and business stability, since they consist of long-term contracts with schools (four-year term on average), whereby schools pay an agreed price per student per year in order to access our solutions (whereby we recognize revenue when the customers gain control to the content available through our solutions). This business model, supported by technology, allows for fast growth, and given the “asset-light” nature of our business, we also benefit from favorable operating leverage and positive cash conversion.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 76.2% of the total net revenue from sales and services of Vasta in the year ended December 31, 2020, 67.2% of the total net revenue from sales and services of Vasta in the year ended December 31, 2019 and 65.4% of the sum of the total net revenue from sales and services of Vasta and Predecessors in 2018.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 23.8% of the total net revenue of our sales and services for the year ended December 31, 2020, 32.8% of the total net revenue from sales and services of Vasta in the year ended December 31, 2019 and 34.5% of the sum of the total net revenue from sales and services of Vasta and Predecessors in 2018.

We have been operating at a net loss over the last two years, primarily due to higher financial costs, as explained in the “Item 5. Operating and Financial Review and Prospects” section. Following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 25% increase in our ACV Bookings for 2020. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Our Mission

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Our goal is based on the premise that every solution and service offered through our multi-brand, technology-enabled platform has been designed to empower every stakeholder (students, parents, educators and administrators of private schools) to reach their full potential in their own way. We believe we are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century.

We promote the unified use of technology in K-12 education in a manner that generates a simple, seamless and transparent experience for schools, offering 360-degree views of student performance with enhanced data and actionable insight for educators, increased collaboration among support staff and significant improvement in production, efficiency and quality for schools.

We provide the following solutions for the empowerment of our stakeholders:

For students

Our pedagogical approach and educational solutions are designed to equip students with abilities that go beyond learning core and complementary knowledge. We encourage them to think critically and creatively, solve complex problems, make evidence-based decisions, and work collaboratively at their own individualized pace. We believe that providing these educational experiences in a way that is engaging, retainable and proven through research and academic performance leads to a high-quality environment that empowers students to contribute more effectively in the classroom today and in the workplace and society in the future.

For parents

Parents are primary decision-makers in the academic cycle, and we seek to improve their engagement and involvement, while also increasing student accountability. Through our solutions, parents can access real-time student performance data and have a direct communication channel with educators. We also optimize parents’ time and ease safety concerns by addressing all of their children’s developmental needs, including core education and complementary activities such as languages and socio-emotional skills. These benefits are all delivered in the same place – the school – which is the most trusted environment parents see for their children.

For educators

Discovering the pedagogical approach best suited to an individual student can be challenging. Understanding how to target learning, how to overcome disabilities and how to engage with each student effectively through the development of various cognitive processes is our core focus. We strive to provide immediate access to student data, which generates insight and analytics on student progress in order to target growth areas and develop teaching plans aimed at delivering personalized learning.

For private school owners and administrators

Leveraging our parent company’s substantial experience in operating schools, we believe we have gained a differentiated, in-depth understanding of school needs which go beyond best-in-class educational resources to encompass a variety of school management solutions. These include customer relationship management systems, marketplaces for the sale of educational content, digital student acquisition processes and financial and educational management tools. Currently, we offer our Livro Fácil e-commerce for the sale of educational content, but we are working on expanding our offering in this market as we believe a fully-integrated platform like we are developing will allow private school owners and administrators to maximize time, access a broader set of information more intelligently, develop new action plans, promote leadership and motivate their teams. As a result, this will allow private school owners to better manage their schools, focusing on improving educational content, solutions and services, while enhancing the school’s reputation and growing revenue.

For society

Our main responsibility to society is to help every student succeed. However, as part of our social responsibility initiatives, we also seek to make education available to all segments of society and we share many of the best practices in education that we acquire through our experience in the private K-12 with public schools and teachers in Brazil for free.

We believe that our reputation, excellent track record in education, brand awareness, personalization, flexibility, customer service, academic outcomes and innovation are attributes valued by all of our stakeholders. We believe we are the only player in the market to integrate a wide array of content formats from different brands in a unified, technology-powered platform that provides students with tutoring support and allows for the continuous tracking of their academic performance during the whole education cycle. Since 1959, publishers in our K-12 business have received 102 awards in the Jabuti Prize, which is widely recognized as the most prestigious literary honor in Brazil. In 2018, 504 of our partner schools were ranked in the top three in their respective municipalities in the Brazilian National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the main national standardized test for university entrance in Brazil, which reinforces the reputation of the effectiveness of our platform.

Although the science underlying education and learning processes is still in its early stages, we aim at adopting a neuroscience-first approach in evolving our understanding of what directly impacts teaching and learning, which includes acquiring new knowledge and nurturing attention, concentration, memory and motivation. We have been investing intensively in research through our Learning Science Lab and partnering with highly-regarded data scientists and progressive tech-driven institutions to continuously strengthen our value proposition. As an example, we have partnered with BrainCo (a company specializing in neurofeedback solutions) and the Brazilian National Scientists for Education network (Rede Nacional de Ciência para Educação), or CpE, to promote our continuous evolution.

Context

The Brazilian education sector is extremely fragmented, with the five largest school operators holding only 10% of the total enrollments, according to Censo Escolar. Government investments in primary and secondary education are low, which results in a substantial quality difference compared with private schools as measured by success on the ENEM exam. The ENEM exam is extremely important for students’ future opportunities as it is used as a standardized exam for entry to high-quality postsecondary education in Brazil and seen as a public seal of quality. In this scenario, the private K-12 education market generates high aggregate value for parents who want their children to have greater opportunities to enter a high-quality university. We offer high quality education for those customers, with brands recognized for their academic excellence and a solid track record in academic exams, with our students gaining access to Brazil’s most renowned universities, as well as top ranked universities in the United States such as Stanford, Harvard, Yale and Columbia. As of 2018, we had 504 partner schools ranked among the top 3 schools in their respective municipalities based on their scores on the ENEM.

Through our differentiated B2B and B2B2C solutions, we deliver a better learning experience, engaging students in the classroom and offering a unique platform for continuous learning experience after school. Partner schools can choose among our broad portfolio of core content solutions, opting between traditional learning systems or PAR, our book-based content solution. This enlarges our addressable market and positions us as a one-stop partner for all private K-12 schools across the country by offering a full stack of solutions through well-known brands with reputation for high quality. Regardless of partner school preferences and necessities, we are able to offer solutions in line with their requirements and reach all types of schools, including through stand-alone textbook sales and recurring content sales through adoption of our learning systems. The chart below shows a summary of product and service consumption preferences among private K-12 schools, highlighting our ability to penetrate the entire market as a consequence of our complete suite of product offerings, including our PAR and printed content solutions.

In addition to core content, our differentiated service offering comes from a combination of various digital and non-digital complementary content, including solutions for language instruction and socio-emotional skills, as well as school management and business solutions. Our platform seeks to offer and deliver content and services to our partner schools, including the engagement and maintenance of the students’ performance through our Digital Platform (Plurall and Plurall Maestro), and the identification of learning gaps and promotion of content improvement, teacher training (advisory and PROFS) and reinforcement for students’ adaptive teaching. We believe that schools that adopt our platform are able to increase academic quality and enhance their operating and financial performance through ancillary services that either are currently available at our platform, such as our e-commerce, or that we plan to acquire and/or develop, such as academic and financial ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace.

We believe that schools are able to improve academic outcomes due to our comprehensive suite of educational solutions. This can be seen by our performance in the ENEM exams, with 177 schools rated in the top 1 of their cities (35% more than the second competitor) and 350 schools rated in the top 3 of their cities (42% more than the second competitor).

As a result of adopting our systems, we believe that partner schools are able to improve the learning and academic quality for their students, which leads to an improvement in the partner schools’ reputation. In addition, the better reputation helps them to attract more students, in addition to improving their operational and financial results - stimulating the virtuous cycle based on the Content & EdTech solutions and Digital services we provide. Our business model is supported by full alignment in the adoption of our solution by all of our partner schools’ participants in our K-12 business: parents receive the benefit of a high-quality education and actionable data regarding the performance of their children; students enjoy a digital, enhanced, engaging and complete learning experience, with supplementary tools and content that goes beyond the core curriculum; educators can optimize their time, use data reports to address each student’s unique needs and personalize their educational content and administrators benefit from improvements in test grades, which in turn increases their reputation and lead to higher student intake, while saving time and money using our school management solutions.

Our Competitive Strengths

True partner of choice for private K-12 schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though our parent company. As of December 31, 2020, we served 6,939 schools in the K-12 private market, with almost 2.6 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

•	One of our leading brands, Anglo, developed and implemented one of the first education subscription arrangement models in Brazil in the 1970s;

•	We believe we have one of the largest and most recognized portfolios of K-12 brands in the country, addressing a broad spectrum of private schools;

•	We developed and implemented the first socio-emotional curricula in Brazil in 2012, and in 2013 launched the first Brazilian educational platform with online tutoring for one-on-one personalized learning;

•	We believe we have one of the largest groups of educators, authors and tutors entirely dedicated to K-12 in Brazil and one of the largest databases of K-12 educational content in Brazilian Portuguese;

•	We were the first company to offer a multi-branded educational platform in Brazil and are also the only company to provide an educational platform based on textbooks (PAR) and supported by Livro Fácil, our e-commerce for the sale of educational content for schools;

•	We believe we are at the forefront in integrating different content formats (text, video, audio, images, quizzes, among others) in a unified platform which can be accessed through a single login and provides access to content from different brands, a complete academic community and academic performance trackers and indicators.

•	We are pioneering the incorporation of neuroscience elements into our educational platform and emphasizing science in learning and promoting student success through personalized, retainable and engaging learning; and

•	We cater to the entire school ecosystem. Using our extensive knowledge of private schools in Brazil, we focus on delivering all necessary Content & EdTech digital solutions for our customers to support high quality core and complementary content education delivery, capture efficiency gains, cut unnecessary costs and ultimately increase productivity in the front office, the classroom and the home.

By becoming the schools’ partner of choice through our end-to-end offering of core and complementary content and the ramp-up of the solutions we will offer through our Digital Platform, we expect to continue to significantly increase our TAM while increasing school retention, as the school’s switching costs from an integrated service provider like us become much higher when compared to simply switching from a content supplier. The following chart shows the size and potential growth in TAM from 2018 to 2030 for Core Content and Complementary Solutions, comprising our Content & EdTech Platform (areas shaded in gray) and for school administrative and management solutions, which will be served by our Digital Platform (area shaded in pink).

Private K-12 TAM
in R$ billion, 2018

Source: Oliver Wyman

Strong combination of content and technology teams dedicated to enhancing our value proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 211 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 10 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

Our content production is deeply linked to technology, allowing us to update content in a more dynamic way using student and teacher feedback, which is continuously monitored through our platform powered by technology. To improve student engagement, we are the only education provider to overlay content production with what students consume on social media (interactive video, podcasts and quizzes), with a view to aesthetic and artistic quality through a simple and modern language that captures the conceptual rigor essential for educational content. Our partner schools benefit from the unique combination of our Plurall products (Plurall ID, Plurall Maestro and Plurall Studio, among others), a single platform that enables the delivery of a richer learning experience to both educators and students in an integrated and uniformed matter and combines in our content solutions in a 100% digital interface.

Our data science team employs a science in learning approach by leveraging our streaming data pipeline, allowing for rapid evolution of our solutions and services. Our data analytics educational team is focused on (1) tracking user behavior and creating dashboards to improve student and teacher engagement with Plurall and its many features; (2) allowing educators to take advantage of engagement and learning dashboards to improve student participation in the learning experience both inside and outside the classroom; (3) providing seamless integration of the Plurall platform with external products; and (4) gathering feedback and improving content generation in real time.

We also have a forward-leaning approach to applying neuroscience in education. We have been developing the Learning Science Lab, by partnering with highly regarded scientists in Brazil through Rede Nacional de Ciência para Educação and BrainCo, a startup born out of the Harvard Innovation Lab, to develop neuroscience technology products, and collaborate with scientists from the MIT Media Lab to test the effectiveness of their technology and develop new applications for brainwave technology. We are exclusive distributors of BrainCo technologies in Brazil, including for:

•	Use of a 100% digital delivery system, integrated into Plurall and Plurall Maestro, allowing educators to address specific content through tailored best-in-class teaching tools in a fully engaging format, ensuring the students’ integration into the four-dimensional education framework;

•	Headbands that measure brain activity through an algorithm developed at NASA which translates brain wave readings into data on states of attention, so educators can track individual students or entire classrooms through a single dashboard. We are currently testing the headbands on a small scale through a pilot project we have implemented at Colégio São Paulo, a school owned by Saber. We planned to expand this pilot to certain other partner schools during 2021, however, this may be delayed given schools across Brazil have been temporarily closed due to the COVID-19 pandemic.

Robust salesforce, business intelligence team and customer-centric mindset lead to differentiated go-to-market strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 219 educational specialists, or hunters, (divided among commercial teams and inside sales teams, responsible for general marketing strategy and targeted client sales, respectively) and 181 customer support experts, or farmers, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 17,400 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school. We offered to our staff over 18,000 hours per year of training activities and 70% of our staff has been with us for over 3 years.

Our sales strategy allows educational specialists and customer support experts to establish themselves as trusted advisors for our partner schools and nurture relationships in order to keep on adding value through higher revenue streams, penetration, retention and awareness.

We seek to motivate our salesforce through financially aligned incentives based on metrics tracking revenue and revenue retention rate, cross-selling capacity and average length of contracts, and provide ongoing training, shadowing opportunities and sales conferences. Our direct sales channel outreach and preparatory courses awareness contribute to the powerful lead-generation engine that continuously reinforces our go-to-market strategy.

Strong academic outcomes and recognition

The established tradition of our brands in the education sector, some of which have been developed over a period of more than 100 years, and our pioneering efforts in rolling out one of the first education subscription arrangement models in Brazil have contributed to our reputation for excellence. We believe our complete educational platform powered by technology and supported by well-renowned and long-standing brands offers a unique range of options to students, which translated into strong brand awareness and recognition levels, as demonstrated by the following points:

•	Anglo is the top of mind brand among learning systems considering premium schools choices and, alongside pH, is among the top four most preferred brands among school administrators and educators according to Hello Research;

•	90% of premium schools know Pitágoras according to Hello Research; and

•	Publishers in our K-12 business have been honored with 102 Jabuti prizes since 1959, a widely recognized award as the most prestigious literary honor in Brazil.

•	Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics:

•	As of December 31, 2019 (most recent public data available), we had 350 partner schools ranked among the top three schools in their respective municipalities based on their scores in ENEM, of which 177 partner schools were ranked as the best school in their municipality; and

•	As of December 31, 2019 (most recent public data available), we had 68 partner schools ranked among the top 250 schools in the country based on their scores on the ENEM (compared to 44 partner schools in 2018).

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. As of October 31, 2020, we scored 79 out of 100 possible points for Anglo and pH learning systems, in a survey carried out by us with our partner schools, and 57 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

The nature of our business model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and highly scalable, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 76.2% of total net revenue from sales and services of Vasta in the year ended December 31, 2020, 67.2% of the aggregate total net revenue of Vasta in 2019 and 65.6% of the aggregate total net revenue of Vasta and the Predecessors in 2018.

End-to-end solutions provide meaningful unit economic gains: as we continue to strengthen our portfolio of full-service solutions, our potential to deepen relationships with schools increases through cross-sell and up-sell opportunities, generally at low incremental costs to us and to schools. We believe this leads to lifetime value at low customer acquisition cost (insofar as our up-sell and cross-sell efforts are successful) while simultaneously increasing customer switching costs.

Self-reinforcing network effects of our virtuous cycle: we have created and have been nurturing an education cycle that entails scale, science in learning, high-quality and retainable learning, differentiated academic outcomes and recognition. Our company is based on information, using a robust team of business intelligence and analytics and source of big data with respect to the K-12 Brazilian industry, which is the start of a virtuous cycle for our partner schools. We help start the cycle by providing important data and key tools for schools to engage their students in a way that is meaningful for each student, providing enhancing learning opportunities, which we believe leads to better academic results and enhanced therefore improves schools’ reputations, which attracts more students to more schools. The cycle is reinforced as more students lead to more big data, which is the start of the cycle we continue to provide the data needed to continue to engage our partner schools’ students.

Experienced and focused management, with an innovation mindset

Our senior management is recognized in the industry for its experience, reputation, working knowledge and close relationship with our partner schools, and strong track record in terms of the educational business and innovation.

We share the same operational culture as our parent company, and our senior management team has over 100 years of combined experience dedicated to education. As one of the largest education groups in the world, we believe our parent company brings expertise in school operations, a long track record of carrying out mergers and acquisitions and integrating new businesses and technologies, a history of constant evolution and high total shareholder return, effective and transparent communication with shareholders and the market in general, with high levels of corporate governance and a strong drive for innovation.

In recent years, our parent company has successfully completed 17 acquisitions, incorporating R$4.9 billion in net revenue from sales and services (considering the first year of acquired companies’ figures). Particularly, in October 2018, it completed the acquisition of Somos Educação, making a strong move into the K-12 segment in Brazil. Somos Educação also has a unique M&A track record in the Brazilian K-12 industry, completing 17 acquisitions since 2015, in addition to an unerring tradition in the education sector.

Since the completion of this acquisition, our parent company has been successful in delivering improvements in Somos’ go-to-market strategy, extracting synergies from payroll and procurement, completing the integration process in a timely manner, among other accomplishments, and continues, along with us, to execute our vision of being the partner of choice for K-12 private schools in Brazil.

Mission-driven culture

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. This mission drives all of our decisions. Our main goals are to continue evolving as the trusted knowledge partner for our customers, enabling them to reach their full potential and achieve groundbreaking milestones in learning.

Our Growth Strategy

Increase shift towards solutions we characterize as subscription arrangements within our current customer base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements from 1.3 million as of December 31, 2020, to 2.5 million total students, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2020, we sold products (including textbooks without subscription) to approximately 2.5 million students from private schools, of which 1.3 million were from schools that had a contractual relationship with us, or 53% of potential students from schools that use our products. From December 31, 2019 to December 31, 2020 and from December 31, 2018 to December 31, 2019, we successfully converted 11.0% (8.9% to PAR and 2.1% to learning systems) and 7.8% (6.3% to PAR and 1.5% to learning systems), respectively, of schools without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the year ended December 31, 2020, Vasta’s net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 76.2% of our total net revenue from sales and services, an increase in total contribution in total net revenue from sales and services when compared to 67.2% of our total net revenue from sales and services of Vasta and the Predecessors in the year ended December 31, 2019 and 65.5% of our total net revenue from sales and services of the Predecessors in the year ended December 31, 2018.

Increase penetration of our current services in existing capacity with our current partner school base

We utilize a land-and-expand strategy with our partner schools, beginning with core education and gradually increasing the amount of services offered to each partner school from our portfolio of complementary solutions and digital solutions. We focus on deepening relationships with our partner schools by leveraging our salesforce expertise to up-sell and cross-sell other products and services within our wide portfolio of current offers and future product and service developments and acquisitions. Our ultimate goal is to replace our partner schools’ collection of scattered educational vendors with our integrated platform of educational and digital solutions.

•	As of December 31, 2020, only 11.1% of our student base used both our core and socio-emotional solutions; and

•	As of December 31, 2020, only 2.6% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of December 31, 2020, we had 1.5 million enrollments in our solutions (1.31 million in core content and 0.21 million in complementary solutions), considering each student at each solution as an enrollment. Through cross-selling and up-selling across both our Content & EdTech Platform and Digital Platform, we believe we are able to capture up to 5.1 million new enrollments, totaling a potential of 6.6 million students enrolled in our ecosystem (including core content, socioemotional content, languages, STEAM and other academic content).

Grow our base of partner schools

We have significantly expanded our sales force and will continue doing so in new regions across Brazil, while pursuing greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 12.1% of the TAM for core education as of 2018. We intend to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

Increase the quantity of products and services we offer

We believe there is significant room to expand our value proposition to our partner schools and their stakeholders by adding new complementary education solution and digital platform to our ecosystem and, therefore, also significantly increasing our TAM potential. For instance, STEAM and academics are becoming “must-have” skills given increasing competition in the labor market. In addition, schools have been increasingly adopting management systems so they can focus on what they do best: educating.

We believe we can expand our current product offering, enhance our content and technology platforms and improve students’ learning, educators’ teaching and schools’ management experience by either developing innovative digital content in-house, engaging in strategic partnerships or carrying out mergers and acquisitions of companies and/or products that will contribute additional content or technologies to our portfolio. For example, we have identified a wide range of potential target acquisitions in Brazil that we believe will complement our business, in particular with respect to the delivery of digital solutions. With the expansion of our scope and product and service offerings through our platform, our TAM could increase even further.

Expand internationally

We believe schools, students, educators and families in Latin America are facing the same problems as in Brazil and demand the same solutions we are currently offering. Despite Spanish and Portuguese being different languages, the stakeholders’ needs are the same and we are able to fulfill many of those since we are already producing educational content in Spanish.

Our Addressable Market and Opportunity for Growth

According to a report by Oliver Wyman that was commissioned by us, the TAM for our Content & EdTech Platform and Digital Platform for private schools in Brazil was R$25.3 billion as of 2018 and segregated between: (1) R$6.0 billion for core content; (2) R$6.4 billion for complementary education solutions; and (3) R$12.9 billion for digital platform. Oliver Wyman expects that our TAM will more than double by 2030, reaching R$54.0 billion, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2018, we estimate we captured approximately 12.1% of the TAM for core content and 0.4% of the TAM for complementary education solutions (which is included in our Content & EdTech Platform segment) and 0.5% of the TAM for our Digital Platform segment, which we believe represents significant growth opportunity.

With 48.5 million students enrolled in private and public schools in 2018 according to Censo Escolar 2018, Brazil’s K-12 education segment is significantly larger in relative terms compared to other world markets; Brazil’s K-12 students account for 23% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market in relative size, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in the “Industry” section.

_______________

(1) Including Hong Kong and Macao.

Source: BMI, INEP and UNESCO

We believe our opportunities to capture market growth will continue to expand as we incorporate new solutions into our existing platform. For example, we are currently working on expanding our complementary content offerings to include STEAM-based (Science, Technology, Engineering, Arts and Mathematics) and other academic curriculum, as well as increasing our offerings within our Digital Platform, including academic and financial ERP and student acquisition solutions, such as online enrollment platform, digital marketing and scholarship marketplace. We expect these complementary and digital solutions to become increasingly relevant in the K-12 segment as the current 21st century environment requires new skills from individuals, and schools have increased their rate of adoption of management systems to focus on improving education delivery to students.

Private K-12 Industry Market Trends

We believe that our addressable market is characterized by the following trends:

Digital transformation is reshaping private K-12 industry

Technology has enabled improvements in core content, complementary education and digital platform solutions. The internet and digital technology are changing the way people learn. Educational opportunities are no longer confined to the classroom as a result of technology’s potential to transform every person into a life-long learner. Technology has revolutionized learning beyond the simple digitalization of traditional textbooks through means such as gamification, immersion and virtual reality tools. Technology has re-conceptualized the learning experience, making it adaptive and highly personalized. Moreover, technology improvements have supported the development of management systems for schools to manage their costs and expenses and increase their efficiency and profitability, allowing them to focus primarily on educational activities.

Limited internal management and administrative solutions for schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2018, there were approximately 40,000 private schools in Brazil as of December 2018, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

Need for modernized content distribution models

There are two main facets to this trend: (1) the learners’ perspective; and (2) the perspective of other stakeholders relying on traditional content (parents, school and educators).

We believe the modern student is easily distracted, yet hungry to learn and demanding in relation to the type of content and the manner of its delivery. At the same time, most Brazilian schools and families are on the verge of discovering the benefits in the classroom from the combined use of science and technology in education. This data-driven approach can aid in delivering superior and more responsive learning outcomes through products based on personalization and adaptive learning. As a result, immersion and gamification tools, among others, are potential means of addressing modern students’ needs and engaging them more effectively, yielding better academic outcomes.

Many schools, educators and parents continue to rely solely on traditional textbooks for the teaching experience and as more modern learning approaches are not yet widespread throughout Brazil. An educational experience focused solely on textbook usage may prove too rigid for the 21st century student who demands real-time assessment and feedback; therefore, expanded integration with other learning tools is required. We believe we can lead the imminent transition of the underlying learning methods in Brazilian education, by offering assertive content in multiple formats alongside more effective high-impact learning techniques, with support from our constantly evolving neuro-pedagogical and science in learning approaches. Furthermore, integrated technological solutions customarily allow parents and educators to engage and track more closely student development.

New student skill set and importance of socio-emotional solutions

The increased labor market competitiveness and social demands in the 21st century require a new skill set from individuals. The insertion of new learning fields into old curricula, with focus on softer skills such as creativity and collaboration, has been leading a movement towards a broader learning experience. Schools in the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation, autonomy and critical thinking, and include new areas of broad student development such as STEAM-based curriculum (Science, Technology, Engineering, Arts and Mathematics) and language instruction. We are uniquely positioned to capture this market as we already have English instruction and socio-emotional skills solutions which can be offered in the safety and comfort of the school environment, and plan to add even more solutions to our integrated platform.

Business Model

Our model is based primarily on solutions we characterize as subscription arrangements, aligned with our belief that platforms as a service are a natural consequence of private K-12 education as they deliver complete and diversified models with long-term contracts, with terms ranging from three to five years in general, and high retention rates with very low churn. This model reinforces our stability, recurring revenue, asset-light profile and scalability, high operating leverage and limited capex requirements. We believe Vasta delivers a hard-to-replicate business model, with a winning proposition for stakeholders.

We believe our business model is comprehensive, differentiated and focused on the needs of our customers, offering operational efficiency and profitability. We are an educational platform powered by technology, and our centralized, intelligent and standardized management processes enable a 360-degree view of student performance and school capabilities, generating efficiency and quality for the school system. All of our back-office support activities are easily scalable and efficiently shared among all our corporate structure. Our parent company is known for its focus on growth and student success, constant evolution, leadership, efficiency, innovation, proficiency in the integration of acquisitions and for the quality of its management.

We have a national presence with strong brands and proven academic results that attest to our differentiated quality. Our leading brands include Anglo, pH, PAR, Pitágoras, Maxi, Ético and English Stars, among others. Our portfolio of solutions encompasses various price ranges, so that we can offer viable solutions to all schools, with focus on quality, effectiveness, efficiency and profitability.

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. In this context, we have decided to serve the private school segment through both B2B2C and B2B business models. Through our Content & EdTech Platform, a multi-brand, tech-enabled platform, with the flexibility and quality required to satisfy customer needs through printed and digital format and made available through a model we characterize as subscription arrangements or direct sales to students or parents, serving as an entry point for subsequent conversion into a model we characterize as subscription arrangements. Through our Digital Platform, we currently offer our Livro Fácil e-commerce, but plan to expand our portfolio to cater to all other school needs aside from education, aiming at increasing efficiency and quality.

Our technology-based approach is capable of accelerated growth and delivering innovative and personalized content and user experience. This allows us to greatly amplify the number of students served through each new contract, in turn providing, through Big Data, a better understanding of the students to our data analytics team and educators, as well as the means to identify their individual needs, compare results, create more engaging academic activities, keep the educators and managers updated on developments and stay connected with families. We use educational science to identify the learning needs of each student, both cognitively and emotionally, providing a full array of resources for their academic and personal development.

As schools are our key customers, we also aim to serve all their other needs aside from academics. These include a number of internal functions key to a school’s operation, such as academic and financial ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace.

Our company is based on information, and we have a robust team of market-business intelligence and data analytics educational professionals, helping us leverage the vast amount of data we produce, which is the start of a virtuous cycle for our partner schools. We learn with our students and offer them continuously improving educational solutions, helping them to expand their learning and improve their own and their school’s academic results. This consequently improves the reputation of the schools and our brands. The reputation we have achieved allows us to reach more partner schools and students, providing returns throughout the cycle for all parties involved. In addition, we plan to acquire and develop multiple other products to complement our Digital Platform in the near term, enhancing the support offered to back-office activities of schools and enabling them to focus on their main core activity, therefore making the wheels of our virtuous cycle turn in such a way that benefits schools and students alike.

K-12 Platform

Our fully integrated K-12 platform aims at providing end-to-end educational and digital solutions to private K-12 schools. In order to be a one-stop-partner to schools, we aim to cater to the entire school ecosystem, not just best-in-class educational content and resources, but also offering solutions that meets schools’ other needs through a complete assortment of solutions through our Digital Platform that help schools enhance performance, grow enrollment, and increase profitability.

Our platform comprises educational solutions to be used by partner schools and their stakeholders and digital services and solutions to cater to the non-educational and administrative processes of each school, through our Content & EdTech Platform and our Digital Platform, as illustrated by the following image:

In 2020, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 91.1% and 8.9%, respectively, of our net revenue from sales and services, compared to 89% and 11%, respectively, for the sum of our total net revenue from sales and services in 2019 and 92% and 8%, respectively, for the sum of our total net revenue from sales and services for the period from October 11 to December 31, 2018.

Consequently, our fully integrated platform grants access to all educational content available through our tech-enabled platform, made available primarily through a model we characterize as subscription arrangements. We provide end-to-end solutions and digital platform with a comprehensive and interactive approach that enhances students’ participation and performance, as well as capturing data for our data analytics educational team and business intelligence department, generating a virtuous cycle with greater content for every additional Student.

Content & EdTech Platform

Our Content & EdTech platform offers schools a large set of high quality digital and printed educational content and tech-enabled support solutions. Leveraging on our in-depth understanding of private K-12 education, we have developed a methodological approach that ensures student success through personalized, retainable and engaging learning tools that fit the modern student’s demand both in terms of content-quality and adaptive-learning.

We believe that the quality of the education we provide is fundamental. Our platform was conceived and developed based on solid educational methods, expertise from decades of educational content solutions, and a long history of favorable academic results. We offer a portfolio that is highly capable of providing high-quality education preparing our students for entry into the prestigious universities in Brazil and abroad. We maintain a very considerable database of educational content, allowing us to operate in primary education, middle school and high school, as well as in a preparatory course for admission into the best universities in Brazil and internationally.

In addition to our focus on quality, our offers are designed to help schools to provide holistic education for students. The increased competitiveness of the labor market and changes observed in the 21st century have created new demands from individuals. The insertion of new learning fields in the old school curricula, with a focus on softer skills such as creativity and collaboration, has been leading a movement towards a broader learning experience. Schools in the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation and include new areas of broad student development such as STEAM and language instruction.

Our technological educational platform offers partner schools all the products and services that they need to be successful, including: digital and printed content, teacher training, evaluations, adaptive learning, academic intelligence, continuous assessment, academic management tools, as well as solutions for complementary education, such as language instruction, development of socio-emotional abilities and academic programs.

Our core education and digital learning solutions are supported by value-added services to enhance student and teacher learning experiences, enabling dynamism and all-time interactive responsiveness. Our students can access materials at any time and on any electronic device, complete assignments and activities directly on our apps, watch video lessons to review content and check their performance to correct mistakes. We also created an online studying community where students feel comfortable to ask questions directly to our tutors using the app, who are available even on weekends and holidays, and learn from other questions asked by students and posted in the community. Parents are also able to use our apps to analyze the number of exercises completed by their children, check their scores by subject and monitor overall achievement rates, therefore closely following and assisting in the full development of their children. Our content can be delivered either in printed or digital format, and we are beginning to develop a turn-key solution (all included).

Customers

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$321 for Maxi to R$827 for pH, catering to a wide range of customers, as further detailed below.

(1)	Based on adoption list. Considers PAR’s net revenue and actual student base (adoptions which effectively converted into new sales).

(2)	Ético price, excluding sales to Pluri.

Our base of partner schools is highly diversified, which reduces our dependence on any single customer or concentration of large customers. This factor provides our business model with a resilience and predictability factor as an unlikely churn of a large client would not have a disruptive impact in our business model.

Products and Services

Core Solutions

Our core content solutions are usually the first decision made by our clients to establish a partnership with us. To offer the best for our partner schools, we provide a complete and integrated portfolio of educational core solutions that cover all segments related to private K-12 education, either as bundled offers or as standalone products. Our bundles include, in particular, content solutions in different methodologies (traditional learning systems, PAR and textbooks), digital learning services and continuous teacher training.

Traditional Learning systems, PAR and Textbooks

Our offerings consist of collections of teaching material for all cycles and segments within K-12 education. These collections include digital and printed textbooks from multiple brands on all subjects for students, teacher handbooks, exercise books, books for the study of multidisciplinary subjects and student evaluations.

We market our educational solutions through long-term agreements we characterize as subscription arrangements, which allow us to have highly predictable and resilient revenue. Partner schools may choose between one of our traditional learning systems (Anglo, pH, Pitágoras, Rede Cristã de Educação, Maxi and Ético) or PAR, our textbook-based solution. Our diversified portfolio with multiple brands enables us to reach a large addressable market. Each of our learning systems has its own method, so schools can select the one that best fits their pedagogical project:

•	Anglo: with a “Class given, class studied” approach, with Anglo there is always homework associated with content taught in class. Anglo is our most significant brand, with more than 300 thousand students and over 810 schools spread across 22 states, with a high concentration in the state of São Paulo. Additionally, besides having approximately 40% of the school’s served by Anglo in our client base for over 15 years, Anglo also has the highest awareness among competitors, being “top of mind” for 19% of the premium school segment and known by 95% of respondents, according to Hello Research;

•	pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 70 thousand spread across more than 260 schools. pH is present in 24 states and is among the most preferred brands by premium school administrators and educators, according to Hello Research;

•	Pitágoras: focused on the development of educators, leaderships and students. Pitágoras is present in 26 states with more than 150 thousand students in over 570 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia. According to Hello Research, 90% of premium schools know the Pitágoras brand;

•	Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 16 states with over 19 thousand students, concentrated in the states of Rio de Janeiro, Amazonas and Minas Gerais;

•	Ético: has a contextualized and interdisciplinary approach. Ético serves approximately 120 thousand students in approximately 530 schools, including Pluri schools that adopt Ético;

•	Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi serves over 160 thousand students in 790 schools distributed all over the country (27 states); and

•	SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides the core content to 100 SESI schools spread across 23 states, totaling approximately 56 thousand students.

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 420 thousand students and approximately 1,000 schools, spread across 23 states.

Additionally, through our publishing business, we also engage in the sale of stand-alone textbooks to schools. More than an important revenue stream, this serves as an entry level for potentially increasing the penetration of recurring partnerships. We believe schools that adopt a specific textbook from our collection of approximately 11,300 titles are more likely to switch to a model we characterize as subscription arrangements, such as PAR or a traditional educational platform, given the already established relationship. Ultimately, stand-alone textbook sales increase our opportunities to up-sell and cross-sell in schools, especially in schools where stakeholders are initially reluctant to adopt a structured content solution.

Our core content solutions we characterize as subscription arrangements (PAR and traditional learning systems) also provide for ongoing training for educators and the provision of services to partner schools, including, but not limited to, consulting services regarding school management and the organization of events for educators, parents, students and principals of partner schools, as well as a proprietary and differentiated evaluation system for partner schools and their students, available digitally and in print. All these features are provided to our clients who contract our learning systems at no additional cost beyond the contract price for the relevant learning system.

Our evaluation system includes a data-driven pedagogical offering which focuses on practice tests for standardized exams such as ENEM to our partner schools. These tests have a fundamental role in providing data, diagnosing and guiding action plans that could change or reinforce our and the schools’ pedagogical practices. In order to transform this data into important insights, we have a specific department called our Learning Evaluating Area, whose only responsibility is creating, correcting and providing feedback to our partner schools. The goal of these evaluations is to understand the cognition level and abilities of the students as well as to orient the pedagogical plan on multiple segments.

Furthermore, we also offer a continuous education program for educators, teaching coordinators, educational counselors, principals, psychologists, administrative agents, and the administrative support staff. Together with face-to-face training, usually during conferences, seminars and congresses, online learning programs are offered, linked to our parent company, Cogna’s colleges and training schools. These training products are developed by our professionals or by our partners and associated educators. We also use certifications and courses developed by Cogna’s postsecondary education institutions or by other companies and institutions. Sold as a bundle, we also offer digital learning and continuous teacher training to schools adopting our core content, as described below.

In this annual report, we describe certain early-stage product offerings, and there is no material revenue effect on our revenues for such early-stage products as described in this annual report.

Digital Learning

Our digital learning solution, Plurall, is a tech-enabled platform that assists our partner schools in their digital transformation process and offers our learning systems and PAR partner schools all the support they need in a fully integrated platform. It provides a comprehensive digital learning experience and allows for tailor-made adjustments for each school. Available on the web and as iOS and Android apps, all the features can be accessed anytime and anywhere.

Plurall is a practical, organized and innovative platform offering a complete range of content and services to students, including content seen in the classroom, teaching materials, exercise lists, ENEM exams and tests from Brazil’s main university entrance exams, videos to help in the resolution of tasks, online tutoring and a database of questions and answers from other students. For every class taught, there is associated homework, providing students with a better understanding of the content. For highly-skilled students, we also offer tasks with greater complexity in order to challenge and motivate them, helping them to develop their full potential. The solution is highly responsive and makes use of artificial intelligence and machine learning algorithms.

For parents and guardians, Plurall provides summarized reports with individual performance and serves as a communication channel with the school. The report shows the results of the student, indicating strengths and weaknesses, and comparing benchmarks against other schools across Brazil.

For educators and directors, Plurall generates individual and comparison performance reports, assisting them to address specific difficulties each student is facing, as well as when challenges impact the entire classroom.

Plurall Maestro is the solution offered to educators and coordinators within the Plurall platform. The Plurall Maestro platform develops and sustains digital solutions that help educators in planning and conducting classes, offering resources, data and content that facilitate and support teaching for a specific educational platform. It allows for the creation of individualized content and data generation and evaluation reports to support in-class enhancements. The Plurall Maestro is also linked to the educators’ handbook for each brand in our portfolio and contains training regarding our content and solutions.

Continuous Teacher Training

PROFS is a teacher training program that is designed to improve work in the classroom by means of mentoring so that educators reflect on their methods and are always striving for excellent performance. As the only online training program for educators that provides certification, this solution is also offered in bundled solutions through one of our traditional learning systems or through PAR.

Complementary Education Solutions

We offer a complete and integrated portfolio of complementary education solutions we characterize as subscription arrangements that cover a number of segments related to K-12 education, supporting schools to provide a holistic education to their students.

Socio-Emotional

•	O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade, and allows the structuring of the socio-emotional curriculum in partner schools. It has over 140 thousand students spread across 25 states, with a higher concentration in São Paulo.

Languages

•	English Stars, an English educational platform designed to develop fluency in the English language with high penetration in schools, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art, which can be offered both during school and during extracurricular hours.

Academic

•	Plurall Olímpico, Vasta’s platform of preparatory content for scientific competitions. It offers full support to students, parents and educators engaged in the most prestigious competitions, generating visibility and value to schools as a differentiated service.

STEAM

•	MindMakers, MindMakers uses children's curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises.

•	Matific, in partnership with the international online learning company Matific, we provide engaging and entertaining mathematics instruction based on a strong pedagogical background and presented through playful interactions. Matific provides interactive learning environments and adaptable worksheets that go beyond traditional classroom instruction to help develop students' ability to apply their growing math proficiency in real-life situations. The Matific program allows students to progress at their own pace through a unique sequence of interactive activities that help students develop math proficiency and critical thinking in schools. We offer Matific as complementary content in addition to including it as part of the regular curriculum of certain of our learning systems, such as Anglo and pH.

Operation

After partner schools choose a solution, we begin the training processes for school managers and educators, so they get acquainted with all the facilities that our learning systems and digital learning solutions have to offer. We then initiate our relationship with the families and the students, including communication regarding the chosen solution and commercialization of our products and services. Our statistically standardized evaluation systems, digital learning environment and management and qualification tools, among others, are available to all customers.

Production and distribution of the material supplied to partner schools is carried out in the following stages:

•	Development of the matrix of skills and the competencies, and the content linked to each skill;

•	In-depth study of essays trends, newest literary works and contextualized news updates for children;

•	Creation and editorial production, including digital content, which is carried out exclusively within us;

•	Third-party printing, proprietary storage and third-party transportation of printed content;

•	Release of passwords and e-training so that all students and educators can access our learning platforms;

•	Release of the evaluations according to the academic calendar; and

•	Development and communication of all access, engagement and learning reports.

While we do not handle certain of these steps directly, we have the technological expertise to monitor all processes, which is essential for the control of the production stages and for maintaining our standards in terms of quality and competitiveness.

Our authors are educators whose copyright can be acquired permanently or licensed by edition. In the case of licensing, the copyright payment is calculated as a percentage of net sales revenue. We currently have approximately 3,100 authors working under our various brands. We have exclusive publication and distribution of content written by such authors, and as a result, we have a robust base of educational content.

We outsource the printing of our books, using over 25 printers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through a distribution center in São José dos Campos, São Paulo and four branches located in the states of São Paulo, Bahia, Pernambuco and Brasilia. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution center, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

In addition, the distribution process of teaching materials is highly complex and involves a supply chain with Sustainable Farm Certification, or SFC. Accordingly, we have a corporate department devoted entirely to managing the entire production chain, using forecasting methodology to predict sales volumes and managing printing and transportation, centralizing the essential activities and outsourcing secondary activities.

Digital Platform

Our Digital Platform caters to school needs beyond education, with an aim towards increasing quality of service and efficiency, while reducing school churn and increasing new enrollments and family satisfaction. This comprehensive platform unifies the entire school administrative ecosystem and avoids piece-meal products, reducing inefficiencies and enabling schools to focus on education.

Currently, we offer solutions regarding the sale of products and services to families, catering to hundreds of partner schools through our education e-commerce platform, Livro Fácil. We plan to add various other solutions to our Digital Platform such as academic and financial ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace, either by developing such solutions in-house or through partnerships or merger and acquisition opportunities.

Customers

Our e-commerce customers are schools, which have chosen these services in their respective agreements, and families, that have acquired their products and services directly from Livro Fácil. This service helps eliminate printed material logistic issues for schools and facilitates the process for acquiring and receiving printed materials for parents, as Livro Fácil is available through smartphones or computers, eliminating the need to dislocate to physical stores and retailers.

Products and Services

Livro Fácil is an e-commerce for the sale of educational content for schools including teaching materials, stationery and literature, among others. It also functions as a distribution hub for materials from other suppliers that are chosen by our partner schools, reinforcing our one-stop-partner positioning. It operates across the entire Brazilian territory through an integrated logistics structure with our other solutions.

After entering into the agreement for the chosen educational solution, the school decides whether the educational materials purchased by families should be delivered to the school or directly to the students’ home. Livro Fácil sends vouchers to families to make purchases through the e-commerce and, after the purchase, the products are sent to the chosen destination by our logistics partners. After the families receive the material, Livro Fácil pays the contractual commission to the schools.

By using Livro Fácil, schools can focus on their core activity and not worry about having a retail business and its implications, such as sales, stock management, payment and receivable accounts. Other additional activities that schools are spared when adopting an e-commerce solution are usage of a physical space in the school for the retail activity and the heavy tax bureaucracy associated with reselling goods.

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of December 31, 2020, we had 4,167 partner schools with 1,311 thousand students, present in all 27 Brazilian states, with a large concentration in high income states, São Paulo (30% of our students) and Rio de Janeiro (11% of our students), but with growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

Culture

We believe that our corporate culture creates value for our partner schools and related stakeholders (including students and parents), employees and investors, as well as competitive advantages for our business. We encourage the following values to be actively cultivated by all of our employees and executives at every level:

•	We are passionate about education: what drives us is our ability to contribute to transforming the lives of our students, their families, their communities, our partner schools and the world;

•	We act with students’ success in mind: our actions should contribute to student success;

•	We value people: we respect and value people and their differences because we know that each person can contribute to student success;

•	We are responsible: we always act with integrity, honesty and transparency;

•	We seek innovation: we innovate because we want to transform the future; we take risks and we learn from our mistakes;

•	Together we can do more: we embrace each challenge together, no matter how big, we can always count on each other;

•	We make it happen: our operations are hands-on, and we are quick to transform ideas and plans into reality; and

•	We generate sustainable value: we work to generate positive impact in the short- and long-term.

Our culture and innovative mindset are the basis of what drives us to deliver the best and most complete offering to our partner schools and stakeholders, which trust us on a daily basis to support one of the most important pillars of our society: the next generation’s education.

Technology

Technology has enabled improvements in educational platforms and tools, changing the way people learn. By opening up a new global market opportunity no longer confined to the classroom and representing more than just digitalization of traditional textbooks, technology has brought gamification, immersion and virtual tools into the classroom, re-conceptualizing the learning experience to one that is adaptive and highly personalized.

Throughout the years, we have been able to adapt ourselves, be part of and promote the digital transformation observed in the educational market by adjusting our products and offering concept, as well as our strategy and approach using a high-quality and scalable value proposition, which also allows for tailored-made and differentiated tools.

Our product-based technological system, Plurall, makes our interaction with students increasingly friendly and intuitive and is able to support all our different brands and their specific pedagogical approaches in an integrated and bespoken manner. Plurall is a powerful source of data as every user interaction on our platforms generates multiple data points. Once they are processed and aggregated, reports become available to our final users (educators, parents and students) and to our digital content production team.

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of December 31, 2020, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

With in-house development of solutions, we are able to foster constant improvement of the platform and deployment of new products, as well as continuous reduction of the time between identifying a need for adjustment in processes and/or systems and its effective implementation. Our technology and digital transformation team uses best market practices for managing IT services and Scaled Agile Framework, or SAFe, for supporting the current systems and delivering new solutions.

Our employees are organized in autonomous small multidisciplinary teams called squads. Squads are cross-functional, self-organizing teams that aim at tackling a specific business objective ultimately improving productivity and overall delivery. This way of working provides greater agility to solve problems, launch new functionalities, promote continuous improvement and greater testing and integration, which in turn reduces flaws and mistakes. Product, technology, digital operations and content specialists work together on an end-to-end responsibility in a client-focused approach.

We define our squads’ priorities based on the feedback of our engagement teams, who are in direct and constant contact with school administrators, and our support teams, who access our final customers (educators, coordinators and students) to identify complains and improvement suggestions.

SAFe speeds up the prioritization and allocation of resources processes and helps develop systems that are fully aligned with our business strategy. For complex projects, we use bimodal management: parts of the project are executed with agile methodology and others by the waterfall methodology. Progress is reported periodically to management using structured panels and indicators. The greater part of the systems development work is carried out by in-house employees with expert knowledge of the technologies applied and of our business processes, and, on occasion, by third-party specialists.

Our information is stored in physical data centers and in the professional cloud computing of international specialist companies that comply with the main international standards and contribute to the highly-scalable nature of our technology. In order to ensure that the solutions produced by the teams reach the production environments with the best possible quality and speed, we started to implement development lines with tools and processes for DevSecOps, where quality, functionality, safety and performance tests will be carried out.

Educational Systems

Within our products, aiming at delivering a fully integrated solution for schools, our partner schools use Plurall’s proprietary platform to support their digital learning experience in our ecosystem. Through multiple interfaces, such as web-based and through an app on the iOS and Android platforms, Plurall offers our stakeholders a complete range of content and services that support our core education solutions.

Plurall had more than 1,300 thousand registered student users by the end of 2020, reached a maximum of 71 thousand synchronous classes in a day, allowed teachers to send 13 million materials and activities to their group of students. In 2020, Plurall’s online tutoring services answered approximately 805 thousand questions posted, and our database of questions and answers from students totaled more than 14.7 million entries.

Initially, we provide Plurall users with a profile access management, Plurall ID, consisting of a unique identification system which allows tracking of user academic profiles over time. Moreover, we can integrate schools’ systems and Plurall ID to simplify the onboarding process and information update. All the academic structures, like grades, classes, units and groups, can be synchronized, enabling the same identity to be used for Plurall access. Data could also be integrated from Plurall to the school system to compose the final grades and cross performance reports.

Through the use of Plurall, we are able to assemble and analyze data and develop powerful insights for educators, coordinators, parents and students, ensuring constant enhancements in the learning process. Lastly, our digital solution supports the construction and correction of assessments, delivering the results to students and school staff in a more agile and user-friendly manner.

To deliver better a digital learning experience for our customers, we believe that having only a wide variety of digital content is not enough, so we produce instructional digital content inspired by what students spontaneously consume on social media (videos, interactive content, infographics, quizzes, podcasts, GIFs, etc.), paying special attention to aesthetic and artistic quality, with a simple and modern language, but without losing conceptual rigor which is essential for instructional content. As we are creating our own digital content, which is innovative and specific, we choose to develop internally the Plurall Studio, a virtual and fully cloud-based environment that allow us to innovate in the creation of educational content for students and educators, exploring interactivity and the potential of digital resources in line with the learning objectives of each of our learning systems and PAR.

Our digital platforms experienced significant growth both in user base and volume of usage when the schools closed in Brazil due to the COVID-19 pandemic. This was the result of a structured plan to support our partner schools in implementing fully digital operations. As part of this effort, we implemented new features in Plurall, such as online assessment, virtual science labs, and live digital classes, through a mix of agile internal development and integration with solutions from companies such as Google and CloudLabs.

As a result, Plurall was transformed from a complementary solution to a comprehensive digital platform for complete pedagogical implementation by our partner schools. Consequently, growth in usage has far outpaced the growth in new users. We now have significantly more users of the Plurall platform as compared to the period prior to the school closures prompted by the COVID-19 pandemic, and even more significant has been much more regular use of Plurall than ever before. At the date of this annual report, according to Censo Escolar, 1 in 4 students above the age of 11 years-old enrolled in private Brazilian K-12 schools uses Plurall as its digital learning platform. We also offered a trial version to prospective clients as part of our commercial efforts for the year, and this trial version is converting approximately four times more schools into subscription contracts than our regular go-to-market strategy.

The rate of adoption was particularly notable for K-12 teachers, who generally lag behind their students when it comes to adopting new technologies. With limited alternatives, teachers embraced Plurall as a learning platform, which significantly accelerated the digitalization of the K-12 teacher-student pedagogical relationship.

To support the expansion in users and usage of Plurall, we were required to significantly increase Plurall’s performance, using the support of Amazon Web Services, our principal cloud services provider for Plurall.

The following graphics illustrate certain key metrics related to the expansion of the usage of Plurall in connection with school closures as a result of the COVID-19 pandemic. According to data from SimilarWeb, traffic grew 310% between March (beginning of the pandemic) and June, and we have 43% of the traffic share compared to 28% for our main competitor.

Plurall Downloads and Growth in Total Visits

(1) As of March 31, 2020.

(2) Source: Company and SimilarWeb. Considers the period between March 1, 2020 and May 31, 2020.

(3) Refers to apps with services offering to a closed public defined by contract.

We have a data analytics educational area that uses all data captured by our products in several different pipelines to develop improvements to our platform. Key developments include: (1) engagement: we track the user experience and usage in the ordinary course and create dashboards for our engagement team, who in turn contact the schools and users directly in order to create a better user experience; (2) data products for final users: we deliver data in a dashboard format for educators and educators; (3) feedback for content generation: we use the data channel to create a feedback loop between students and educators that drive content updates.

Finally, we have developed a complete “plug and play” digital solution kit, speeding up the digitalization of our partner school base. The kit contemplates one chromebook, one router, one headband (optional) and one Plurall license to access all Vasta content and services related to that partner school. We began the rollout of this kit through a pilot phase that is ongoing and we expect to make a broad release of our digital solution kit in August 2020. As a consequence of the COVID-19 pandemic, we believe the new school environment is evolving to require both in-person and digitally-present learning at the same time. The chart below illustrates our spot in this new hybrid learning environment:

Innovation

Innovation is imperative for success in K-12 education both in the creation of educational content for students and educators, as well as in the distribution of such content. We believe the modern student is easily frustrated by traditional learning methods and old-fashioned content delivery. Innovation therefore plays a pivotal role in delivering superior learning outcomes: products based on personalization & adaptive learning, immersion tools and gamification have greater potential to engage students.

Our video classes are very dynamic and scalable, and allow for great user interactivity, with students navigating through different scenarios according to their responses to each question. In order to create an unparalleled adaptive learning platform, our content production is very granular, and broken into content regarding information on each specific topic and on the skills and competences required to complete the assignment. We take great care in combining the theoretical content of each topic with engaging features and a unique user experience.

We are also pioneering the incorporation of neuroscience elements into our educational platform, developing a neuro-pedagogical approach. Neuroscience offers promising insight on scientific knowledge and tools that must be applied to education. We invest intensively in research though our Learning Science Lab, partnering with highly-regarded data scientists and forward-leaning tech-driven institutions through the CpE.

In that context, we have partnered with BrainCo, a startup incubated in the Harvard Innovation Lab that develops cognitive training technology products in collaboration with scientists from the MIT Media Lab. Specifically, BrainCo has created a headband that detects and quantifies student attention levels in the classroom using electroencephalography sensors. For that solution, NASA has enabled the creation of an algorithm that transforms brain waves into a measurement of student concentration. We are currently testing the headbands on a small scale through a pilot project we have implemented at Colégio São Paulo, a school owned by Saber. We planned to expand this pilot to certain other partner schools during 2021, however, this may be delayed given schools across Brazil have been temporarily closed due to the COVID-19 pandemic. We have also established a partnership with Ciência pela Educação (the Brazilian National Scientists for Education network), bringing together over 200 scientists in the first hub dedicated to bringing scientific evidence to guide pedagogical innovations in Brazil.

Finally, we also benefit from our parent’s digital transformation and its many strategies. As an example, the Cogna group decided to approach the EdTech ecosystem in Brazil and around the world, selecting Cubo Itaú as one of the first partners after many interactions with the main players in the market. Cubo Itaú is the largest incubator for technological entrepreneurship in Latin America and was founded by Itaú Unibanco and Redpoint Ventures in 2015. The connection between Cogna and Cubo Itaú resulted in the creation of Cubo Education, a brand that strengthens and adds even more value and technological knowledge to the development of education in Brazil. This partnership created the largest EdTech hub in Latin America. Under the EdTech hub, Cogna selected, from among 410 startups, 11 with which to partner, which are either focused on solving an educational demand within Brazil, or on solving a question, problem or concrete challenge of faced by Cogna, or on creating a potential disruption in the education sphere. In order to extract value from the startup ecosystem, the Cogna has appointed 64 innovation agents from different areas as ambassadors, aiming at identifying opportunities for innovation and high impact improvements in their areas of operation.

Analytics

In 2018, the analytics area captured millions of granular data records in different behavioral dimensions. This data was organized and made available for the development of education models so that the operational areas could improve their processes intelligently and effectively. We also carried out initiatives to help intensify our culture of analytics and data-based decision making. A modern data lake cloud was established as a repository for massive amounts of data. By means of this platform, we can provide more sophisticated analyses to a number of our business areas.

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with continuous focus on understanding our customers’ needs and delivering fully-integrated solutions. With the support of 219 experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

All of our marketing and sales processes are carried out internally and involve the coordination of several departments and various professional profiles. We work closely with Business Consultants, responsible for the commercial relationship with partner schools, together with Pedagogical Advisors and Product Specialists. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions.

Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. Our Business Intelligence team carries out a market census that covers around 90% of the total number of students in the private K-12 network in Brazil. This census helps us to define our approach when contacting a school, by knowing beforehand which solutions we should aim to target in our sales process.

On another hand, our inside sales team provides that, whenever a potential client demonstrates interest in one of our solutions, an automatic lead is generated, and our inside sales team is able to access existing interactions within our CRM system. Depending on the level of interest demonstrated, our on-site sales team reaches out to the school and performs the sale with a more targeted approach, enabling scalability and low cost of acquisition of new clients.

Each of our Business Consultants is responsible for serving a specific region in Brazil, and they are responsible for engaging with school leaders and identify which educational solution is best suited for each school, within our portfolio of core and complementary content solutions. After that, Pedagogical Advisors discuss with the academic department of each school what is the most appropriate methodology and what academic resources best fit their purposes. Following this, Product Specialists go through the necessary training for educators, to provide for an improved teaching and learning experience. Product Specialists are also responsible for answering any questions regarding the extracurricular products we offer, including language instruction, development of socio-emotional skills and academic programs.

The main stages of the marketing and sales process include:

•	Carrying out a market census in the over 17,400 private schools targeted by the commercial team (around 90% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;

•	Definition of the action plan and of the commercial portfolios by the marketing and commercial intelligence areas in January;

•	Establishment of the variable compensation for the commercial and specialist teams, to ensure these are aligned with our objectives, which also happens in January;

•	Creation of marketing and communication materials for the commercial campaign, such as catalogs and product samples, during January;

•	Training of sales teams and product specialists in January;

•	Development and control of the commercial process from February to December;

•	Invoicing, in January to December; and

•	Awards and payment of variable compensation for commercial and specialist teams, measured in June of the following year (after preliminary remuneration which occur every four months during the commercial cycle).

For the most part, our customers sign long-term contracts with us, with terms generally ranging from three to five years. Sales are made on an annual basis to partner schools in an integrated manner, meaning that schools pay a single amount per student and have access to all the products and solutions we offer. Products are usually delivered bimonthly to schools and payment plans may vary from 30 to 60 days after delivery. The sales teams participate in 80 hours of training per year, on average, and 70% of our staff has been with us for over 3 years.

The prices are directly charged from the partner schools or families, if the partner school selected our Livro Fácil e-commerce platform. Pricing considers the production costs and the costs related to our support services, which varies according to the profile of each school and its portfolio choices.

A significant lead generator for our Anglo brand is the operation of preparatory courses for university entrance exams, that, given the quality and reputation of the brand, we constantly advertise with a list of alumni that passed the entry exams into the top universities in country.

Specifically in the case of Livro Fácil, our e-commerce platform is marketed by the integrated sales force as an additional service that might be hired by the schools in connection with the adoption of our Content Solutions. Livro Fácil is, therefore, a lead generator of cross-sell revenue that, by generating a commission to schools, can be used to sustain and help pay the adoption of an educational platform or PAR solution.

Customer Service and Support

Aiming at delivering the best after-sales support in order to increase customers’ loyalty and recurring revenue opportunities, a Pedagogical Advisor is assigned for each school once the contract is signed. The Pedagogical Advisor will regularly visit the school (usually four times a year) and will also accompany the school at all local and national events. On average, each Pedagogical Advisor coordinates 45 schools, and in addition to personal interactions, they are also available for weekly or spontaneous calls. Schools also have access to our relationship center and may, at any time, request more information about their products, services, invoices or others. In addition, Livro Fácil has its own customer service structure, serving mostly families, while also being integrated with the schools’ relationship center.

Authors who receive copyright are also under contractual responsibility to answer the various questions that the educators using our products may have and take part in marketing, engagement and capitation events for the partner schools. Our large team of authors means educators will always have someone available to assist them in their work.

In addition, to improve the use of our digital learning solution, we also deliver support focused on Plurall users. Our Engagement team is responsible for assisting our users and creating a better use experience. We segmented our team in two areas, one is responsible for supporting our partner schools by tracking and analyzing the user experience and maintaining close contact with schools to provide a better use of the Plurall ecosystem. Another one is responsible for assisting students, answering questions through the online support module that is available on our digital learning platform.

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our high NPS score among core education and digital learning brands. As of December 31, 2020, we scored 80 and 77 out of 100 possible points for Anglo and pH learning systems, as rated by our partner schools, and 57 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

Competition

We compete with publishers, textbook providers, online learning solutions and all other players offering services to private K-12 schools. For partner schools, reputation and content and platform quality are key differentiators. We believe that we are the only one-stop-partner in the private school marketplace able to cater to schools’ entire ecosystem by providing a comprehensive set of solutions for schools in terms of core content and complementary content and digital solutions. Unlike other providers in the market, we are able to cater to a wide range of school needs, from core content, to complementary content and, through our Digital Platform, a growing set of administrative and managerial tools for schools, which we expect will only continue to expand as we expand our core and complementary solutions and grow the product offerings of our Digital Platform.

Our large proprietary technology content and support systems improve our intellectual agility and responsiveness both in the development and also enhancement of our solutions. Also, among our main competitive strengths sits the fact that we have a robust salesforce and client-centric mindset with a self-reinforcing network under a mostly model we characterize as subscription arrangements.

Within our Content & EdTech Platform, we compete with traditional publishers, textbook suppliers and other providers of educational curriculum solutions. There is no concentration of market power in the markets in which we operate except the publishing market, which is highly concentrated among a few players including us. We are one of the three largest players in the educational publishing market in Brazil, with a 30% market share of the textbook market in the private sector according to Oliver Wyman Strategy.

The learning systems market is highly fragmented, with a large number of players, but only a few of them have nationwide presence or the know-how for the sale of teaching materials and educational methodology as we have.

Through PAR, we are able to target a range of schools that do not want to adopt traditional learning systems, increasing opportunities for up-sell and cross-sell in schools which only purchase stand-alone textbooks. We are the only player offering this type of solution.

For the Digital Platform segment, retailers selling textbooks and stationery, physical bookstores and e-commerce platforms are competitors or alternatives to Livro Fácil. Educational solutions are usually commercialized directly between us and the school or by Livro Fácil, but, in specific cases, stand-alone products might be available in the distribution channels mentioned above.

Seasonality

Our revenue is primarily derived from the sales of our educational solutions and digital platform to partner schools. Each of these activities has its own seasonality, as specified below.

Content & EdTech Platform

Our main deliveries of printed materials and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Digital Platform

Purchases through our Livro Fácil e-commerce platform are very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

INDUSTRY OVERVIEW

Introduction to the Brazilian Educational System

The general education system in Brazil consists of K-12 and postsecondary education. K-12 comprises preschool, lower secondary, upper secondary and high school education levels, totaling 14 years of education, while postsecondary education consists of undergraduate and graduate degrees, totaling 3 to 8 years of education, a period substantially shorter than the K-12 cycle. In addition to the general education system, Brazil also provides special education for people with disabilities, professional education and education program for young adults (Educação de Jovens e Adultos), or EJA, who were unable to access or complete K-12 education at the appropriate age.

In 2020, there were 47.3 million students enrolled in private and public K-12 schools in Brazil. Brazil’s K-12 students account for 22% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to the NCES. The chart below sets forth the total number of students enrolled per stage of the education cycle, as well as the duration and age. Also in 2020, 8.8 million students were enrolled in private schools in Brazil, which makes Brazil the fourth largest market for private schools in the world, after India, China and Indonesia.

Educational Cycle in Brazil
(in millions, except age and years, 2020)

Source: MEC/INEP

Market Fundamentals of the Private K-12 Segment in Brazil

The Importance of K-12 Education

K-12 education is compulsory in Brazil, and is provided by both private and public schools, with the majority of students enrolled in public schools. Under Brazilian law, guardians are required to enroll children at the age of six in a primary education facility and the Brazilian Government is required to provide students with public access to primary and secondary education. Despite having access to public K-12 education, families seek to enroll their children in private schools to secure higher quality education. There is a significant difference in student performance for public versus private K-12 education, as measured by performance on standardized exams such as the ENEM.

The ENEM is extremely important for students’ future opportunities as it is required for access to high-quality postsecondary education in Brazil. It is the standardized national test for university admission in Brazil. In 2019, 53% of all students in Brazil enrolled in their final year of high school took the ENEM. Of the 100 highest ranked schools for performance on the ENEM in 2019, 90 are private. The superior performance of private school students on the ENEM when compared to public school students is an important factor for families when deciding whether to invest in private K-12 education for their children. The chart below sets forth the performance gap in the ENEM for public school students as compared to private school students.

Histogram of schools by ENEM grade
(in %, 2019)

Source: ENEM 2019 – INEP. Consolidated by SOMOS, considering only schools with more than 10 ENEM participants.

The poor quality of public K-12 education is a result of the allocation of scarce Government investments in the segment. Although Brazil’s investment in education in terms of GDP is high when compared to other countries, the majority of funding is directed to postsecondary education, which is evident when comparing public spending per K-12 student to those in postsecondary education. The Brazilian Government invests three times more per public student in postsecondary education than per public student in K-12 education. The chart below presents the difference in government expenditure per student in K-12 as compared to postsecondary education.

Public Expenditure per Student
(in US$, 2016)

Source: OECD – Organization for Economic Co-Operation and Development

Priority in Household Spending

According to HSBC’s “The Value of Education” 2014 report, 79% of all Brazilian families consider a high-quality education the best investment they could make. This cultural belief leads to education being a top priority in household spending. The chart below shows that Brazil is currently one of the countries with the highest education spending in the world and one of the fastest growing in the last 10 years.

Total Amount of Spending by Households on Education
(in US$ billion)

(1)	Forecast Source: Oliver Wyman - Data from Fitch, except Brazil which is from IBGE

According to a study by Oliver Wyman, in Brazil, the number of applicants for postsecondary education per seat has increased by 38% between 2012 and 2017, increasing student competitiveness and consequently parents’ desire to provide the best K-12 education to their children. According to IBGE, in Brazil, the share of income destined to education increased from 2.5% of monthly expenses in 2009 to 3.8% in 2018. Families believe education is an effective investment to ensure that their children will be able to access high quality postsecondary education institutions and increase their future earning potential. In Brazil, the average wage of an employee that has completed some form of postsecondary education is 2.5 times higher than an employee with only secondary education, a wider wage gap when compared to others OECD countries.

Source: OECD

Resilience of the Private School Segment

As a result of the positive economic growth in Brazil’s economy in the early 2000s, real wages have increased and thousands of families were able to rise to the middle class, which in turn has increased the shift to private schooling due to increased disposable income. According to FGV Social, the Brazilian middle class increased by 48.2 million people from 2003 to 2018, representing 55% of the population versus 37% in 2003. Additionally, according to FGV, social classes A and B accounted for 14% of total population in 2018, an increase of 5 percentage points when compared to the 9% recorded in 2003.

The chart below sets forth recent growth in private school enrollments compared to reductions in overall K-12 enrollments, demonstrating the migration of students from the public to the private system in Brazil.

Number of Enrollments
(in thousands, except percentages)

Source: MEC/INEP

Private school enrollments have gained share over the past decade and remain stable despite the Brazilian economic crisis in recent years, demonstrating the resilience of the sector. Therefore, with the resumption of economic growth, this segment is expected to have room for growth in coming years and well-positioned players will have the opportunity to capture these gains.

Number of Enrollments in Brazilian Private K-12 Education
(in %)

(1)	2018 values in reais- last updated by IBGE. Source: INEP, IBGE, CEIC

Sizeable Student Population and Migration from Public to Private Schools

With 48.5 million students enrolled in 2018, Brazil has the 5th largest K-12 student population in the world. As set forth in the chart below, Brazil is only behind Southeast Asian countries and the USA.

Enrollments in K-12 Education
(in million students, 2018)

Source: Ministry of Education of each country, INEP and UNESCO

Despite the migration of students from public to private schools over the last years, when comparing Brazil to other countries in the world, there is still significant runway for increased penetration, since private school penetration in Brazil is lower than in other developing markets.

Public and Private Enrollments in Selected Emerging Economies and Selected Large Countries
(million students and % who attend private school, 2018)

(1)      Including Hong Kong or Macao
Source: BMI, INEP and UNESCO

In Brazil, the private school market is gaining share from the public-school market due to the poor quality of public K-12 education, improvement in household wealth and the rising importance of education. The result of this landscape can be seen in the report released by the Varkey Foundation, which places Brazil as one of the leading countries when measuring parents’ desire to switch children to private schools if it was affordable to them. 81% of Brazilian families whose child attends a state school would be fairly likely or very likely to send their child to a fee-paying school, while the global average is 55%. The chart below presents this ranking with selected countries.

Likelihood of Sending Child to Private School if Affordable
(in %, 2018)

Source: Varkey Foundation, 2018

Complementary Content and Full-time Education

With recent changes in society and the job market presenting a more competitive scenario and preference for individuals with a holistic education, highlighting the importance of a diverse set of competencies aside from the core and technical curricula, schools have begun to demand more complementary content. Parents have been looking for complementary activities to enroll their children in order to provide them with a complete education and learning experience. These activities include language courses, tutoring, STEAM-based curriculum (Science, Technology, Engineering, Arts and Mathematics) and 21st century skills, such as critical thinking, which provide an important addition to student development and formation and are usually provided outside of regular school hours, either at school or at third party provider locations.

In addition to being sources of knowledge enhancement, complementary content can generate additional revenue to schools. Also, the ability to provide these services in the school is a trend that promotes more convenience for families. Demographic changes such as the entry of women into the labor market and the long working hours led parents to find in schools an integrated center for solutions, offering full time education with complementary content. Therefore, the demand for this kind of solution has been growing in recent years. The number of students enrolled in full-time education in high school increased 18% from 2017 to 2018, according to INEP.

Education, Technology and Digitalization

In light of the current developments in technology in recent years and the need to constantly improve the quality of K-12 education, digitalization is playing a critical role in schools in terms of personalizing learning, supporting educators and increasing school productivity.

Looking at more mature markets, for example the United States and the United Kingdom, digital solutions are already moving towards an integrated offering at some schools, creating personalized learning paths and practices in order to differentiate learning among children in the classroom. According to Digital Education Survey (2016), 81% of educators with 10 or fewer years of experience believe that technology has had a positive impact on students’ learning. Another survey of British educators conducted by a UK EdTech company discloses that 77% of respondents believe that the implementation of technology in the classroom has made their workload easier.

Brazil exhibits favorable prospects for adoption of technological education solutions, considering it is the fourth largest country in terms of internet users in the world, according to a study by the United Nations Conference on Trade and Development, or UNCTAD. Since 2015, more than 50% of the educators in K-12 private schools were using internet in classrooms. In 2017 this number reached 61%, according to the Center of Studies on Information and Communication Technology (Centro de Estudos sobre as Tecnologias da Informação e da Comunicação), or CETIC.

The K-12 segment has been moving towards increased digitalization. According to Oliver Wyman, digital learning devices are expected to spread exponentially among Brazilian schools until 2022. In July 2019, the MEC announced that students will be assessed on the ENEM in digital format starting in 2020. According to the MEC, the migration to digital assessments will occur gradually until 2026, when the ENEM will be assessed entirely in digital format.

Schools with at Least One Device per Two Students
(in % of respondents)

Source: Survey conducted by Oliver Wyman with school decision makers in October 2019

In order to bring the most value to students and educators, providers of educational content have been incorporating higher quality technology, pedagogical solutions, teacher development programs and other value-added services.

Professionalization of Schools

There are 39,986 private schools in Brazil, of which approximately 80% have less than 500 students. These small-scale units dedicate significant working hours to administrative activities, such as intake, retention, financial management and communication with parents. This can be an inefficient use of resources that diverts the school’s focus away from its core educational activities and also represents lots of hidden costs to the school.

Due to this challenging scenario, the digitalization progress can be an important tool of professionalization in schools. The value of digitalization is extensive, covering solutions ranging from curriculum products to back-office tools focused on efficiency. These result in productivity gains for schools and allow them to save time and costs through systems that help them reduce their back-office size and that provide integration with other systems, reducing the amount of manual entries. Another key tool for more effective school management is big data intelligence, which creates actionable insights to aid in business tasks such as forecasting, student recruitment, drop-out alerts, among others.

This movement to make back-office processes more efficient has led providers to begin migrating towards one-stop-shop solutions, primarily as a result of the lack of integration between providers, which complicates data analysis and visualization, leads to duplicative manual entry across multiple systems and generates errors and mismatched information, introducing risk. Moreover, logging into and navigating through different system is time consuming and adds complexity.

Therefore, schools have taken some measures to become more efficient. Such measures include (1) increasing purchases from a single vendor and centralizing data and data visualization; (2) the use of CRM (enrollment management) as a recruiting tool; (3) migration towards cloud computing for quick and easy updates; and (4) reduction of customized offerings, which create issues when providers carry out software updates, and are generally more expensive.

Products and Services Addressing Schools’ Needs

Addressing the Needs of a Highly Fragmented and Heterogeneous Market

The Brazilian market presents a large number of schools with different scales and focusing on very diverse audiences. There is currently no meaningful consolidation in the Brazilian private K-12 segment, with 80% of schools holding less than 500 students and the five largest school operators holding less than 10% of the total enrollments. In addition to being highly fragmented, the Brazilian private school market is also heterogeneous, with schools following a wide variety of pedagogical approaches and teaching methods.

Number of Students per School
(in %)

Source: Oliver Wyman - INEP

Average Monthly Tuition
(in R$)

Source: Based on Vasta’s internal survey

These schools lack the time, capacity and resources to develop their own content and pedagogical solutions and often require complementary education solutions to provide holistic education to students. In addition to content and pedagogical solutions, these schools also need tools and technology to help with school administration, so they can focus on their primary activity which is education, as well as reduce costs and improve efficiency levels.

Core Content Solutions

Core content solutions encompass educational content for schools and students, digital learning environment and continued learning and development for educators.

Schools and educators are the primary decision makers when determining which option to be used in terms of: (1) content (textbooks, learning systems or hybrid options); (2) format and functionalities (digital and print, among others); (3) brand or provider; and (4) the channel that will be adopted for sales to parents (whether directly through the school, through e-commerce, or by other means).

Core content comprises the mandatory K-12 curriculum and schools have adopted three different options to deliver content to students based on their pedagogical approach: (1) stand-alone textbooks, encompassing content which are purchased by parents at bookstores or other marketplaces and are usually adopted by schools that prefer to develop their own curricula, lesson plans and classroom activities to ensure flexibility in pedagogical curricula and in-depth learning for all grades; (2) learning systems, which comprise content in different formats across all grades for schools that are looking for structured content and associated services, such as lesson plans, pedagogical and marketing support, and other support services. These materials are adopted and purchased by schools from an education company and sold to parents with a mark-up by the schools; or (3) a hybrid approach, combining the use of textbooks and learning systems for schools seeking to use their own lesson plan and pedagogical approach for selected grades (adopting books) while adopting learning systems for the remaining grades.

Methodological Option in the Private Schools
(2018)

Source: Vasta’s internal database (“Lista de adoção”), covering around 85% of Brazilian students in private market.

Digital learning platforms encompass solutions and support for schools, educators, parents and students. Schools and educators are able to tailor learning activities combining feedback provided by students, levels of classroom engagement and examination results. Parents can access real-time student performance metrics and work together with the school to help their children improve academic results. Students are provided with online digital content that may also be downloaded, together with tutoring support during and outside regular school hours.

We believe digital learning platforms represent a clear opportunity to deliver high-quality education at a lower cost to parents since it enables scale gains to education providers both inside and outside the classroom. Companies are investing in adaptive learning platforms to provide students with content tailored to their individual needs and 24-hour connectivity. With the use of technology, education expands beyond the classroom, allowing students to access more engaging content in different forms and through various sources.

Resources for continued learning and development for educators, which enhance the learning experience for educators and their students, include a wide variety of areas, such as classroom teaching skills, student engagement methods, testing strategies and introduction of new technologies, among others.

According to Oliver Wyman, the services we provide through our core solutions have a total addressable market of R$6.0 billion per year as of 2018.

We believe we are uniquely positioned in the sector, since we are able to offer all kinds of choices, regardless of the chosen methodology. Partner schools may choose between one of our traditional learning systems or PAR’s educational platform, our book-based content solution. Our core content solutions include content in different formats and a wide range of services such as digital learning, pedagogical support, continuous teacher training and others. Despite the fact that stand-alone textbooks are not part of our core strategy, they are important as a first step to start a relationship with a school, which can eventually subscribe to PAR or one of our learning systems in the future. Therefore, through this range of services, we are able to fully serve the entire educational market.

Complementary Content Solutions

There is a diverse set of complementary education solutions available for students that include language courses, tutoring, robotics, socio-emotional and other 21st century skills that have gained relevance in the field of education over the last years. The rising demand was driven by the increasing parental focus on ensuring that their children are “21st century ready” for the employment market and acceptance into high quality postsecondary education institutions. The main criteria parents seek are socio-emotional health, global awareness, digital skills and critical thinking.

In order to improve and educate better citizens, education in schools has been updated year after year. In this process, socio-emotional education has become an important vertical in which students learn to reflect and effectively apply necessary knowledge, attitudes and skills throughout school and future life.

Demand for complementary education has also been increasing, primarily driven by parents’ long working hours and social changes such as the increase in participation of women in the workforce. Other aspects that support these structural changes are related to logistics (more limited mobility) and security challenges. In this way, schools have become integrated centers of solutions.

Complementary education is also becoming increasingly relevant for schools because: (1) they contribute to a holistic education to students; (2) they can increase student retention; and (3) they provide additional revenue streams to schools.

After centuries of technological progress and advances in international cooperation, the world is more connected than ever. The globalization process also impacts the education sector. Over the past years the number of Brazilians living in foreign countries and exchange students has grown significantly. Therefore, the number of students looking to learn English also increased. According to the Brazilian Association of Bilingual Education (Associação Brasileira do Ensino Bilíngue) or Abebi, the market for bilingual schools has grown between 6% and 10% in Brazil in the last 5 years.

Brazilians Living in Foreign Countries
(in millions)

Source: UNESCO

Digitalization is turning STEAM into an essential subject for future workforce preparation. According to Innovation and Science Australia, 92% of future jobs will need digital skills. Since 1990, there has been a 79% increase in the number of jobs related to STEM, according to Pew Research Center. Consequently, countries are adopting STEAM subjects in the mandatory curricula. For example, beginning in 2018, coding became a core subject in Sweden, starting from the first grade in primary school. In China, since 2015, STEAM education has been a key trend for the Ministry of Education, becoming a compulsory module in K-12 and an extra module in the high school curriculum. This movement is driven mainly by international workforce preparation and focusing on productivity gains.

In China, high competition to enter in high quality universities is leading to an increase in expenditure per child in after school programs, especially in tutoring programs. The after-school market in the country increased from US$34 billion in 2011 to US$74 billion in 2016, representing a CAGR of 18%. According to Oliver Wyman, in 2021 this market is expected to achieve US$170 billion, representing a CAGR of 19%.

According to Oliver Wyman, the services we provide through our complementary education solutions have a total addressable market of R$6.4 billion per year as of 2018.

Our current platform offers language courses, socio-emotional content and academic programs, and we are constantly looking to incorporate new solutions into our existing platform. We are currently working on expanding our complementary offerings to include STEAM.

School Management Services

The school management services market in Brazil is currently very fragmented, with schools adopting different operating systems to support all their needs including financial and academic ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace. These services aim to increase school efficiency by leveraging back-office functions, allowing school management to be able to focus primarily on educational activities, increasing the quality of education.

This market is increasingly relevant as technology is further developed and as schools seek alternatives to manage their costs and increase their efficiency. This movement can be corroborated by the report published by Liga Ventures on EdTechs, which shows that, in Brazil, out of the 297 education startups mapped, school management and communication is the largest segment in number of companies, with 48 startups as of June 2019.

The advancement of digitization can be an important tool of professionalization in schools. Looking at more mature markets, for example, United States, we can see that there is already a migration towards an integrated offering of digital services at some schools.

We believe our Digital Platform is built to cater to all other school needs or management services aside from education, offering unified management and increasing efficiency and quality of services. Currently, we offer Livro Fácil, the largest education-related e-commerce in Brazil, selling educational content and stationery items, while also functioning as a hub for distributing materials from other suppliers that are chosen by our partner schools, reinforcing our one-stop-partner positioning. In addition, we are also developing a number of other solutions for our Digital Platform through a full stack of digital services, including academic and financial ERP and student acquisition solutions, such as online enrollment platform, digital marketing and scholarship marketplace.

According to Oliver Wyman, our Digital Platform has a total addressable market of R$12.9 billion per year as of 2018.

Platform as a Service: Total Private K-12 Addressable Market

To address the challenges faced by the private K-12 segment in Brazil and in light of market fundamentals, we believe we are well positioned to cater all school needs through our “platform as a service” approach. The solutions available today are still fragmented, with different tools being offered by different providers, which end up generating some challenges for schools. The possibility of adopting an integrated provider will allow schools to generate significant gains in terms of cost reduction, time optimization and focus of school managers and educators and a seamless and user-friendly experience for families. In addition, they create significant barriers to new entrants. Moreover, the adoption of digital functionalities is still in an incipient stage and subject to major transformations. We are positioned to deliver key digital functionalities for education and school management through our integrated platform as a service approach, providing state-of-the-art end-to-end solutions.

We believe we have built one of the most complete and integrated platforms of K-12 products and services capable of promoting the digital transformation in schools through our Content & EdTech Platform and our Digital Platform. Our Content & EdTech Platform is mainly focused on the core and complementary education with a multi-brand tech enabled platform that delivers high quality content according to each student profile, while our Digital Platform is designed to provide school management services through an integrated approach.

As a result, we believe we are uniquely positioned to capture the full spectrum of products and services of the private K-12 market in Brazil, amounting to a total addressable market of R$25.3 billion per year as of 2018.

Private K-12 TAM
(in R$ billion, 2018)

Source: Oliver Wyman

We believe we are well positioned to deliver key digital functionalities for education and school management through our integrated platform as a service approach, providing state-of-the-art end-to-end solutions.

Our integrated Platform as a Service

REGULATORY OVERVIEW

The Brazilian constitution establishes education as a right of all citizens, the provision of which is a duty of the state and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education that requires compulsory attendance. Private investment in education is permitted so long as entities providing regulated education services comply with the applicable rules and requirements.

The Brazilian education system is organized as a cooperation regime among federal, state and municipal governments. The federal government is responsible for organizing and coordinating the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education (which are similar to the final years of elementary school, junior high and high school), while municipalities are responsible for providing preschool and primary education (which are similar to kindergarten and the first years of elementary school), and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage the subject of its focus, including monitoring and evaluation, and the issuance of all relevant authorizations, recognitions and qualifications required for each such educational stage.

Law No. 9,394/1996, or the National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the National Education Plan (Plano Nacional de Educação), or PNE; (3) provide financial assistance to the states, the Federal District and municipalities; and (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education.

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the PNE, with a duration of ten years from the date of its publication. The National Education Plan established objectives for Brazilian education. For primary and secondary education, which encompasses kindergarten, elementary school and high school, the objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and 14 in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Brazilian Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years-old; (8) to make available to 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

Primary and Secondary Education

Primary and secondary education in Brazil is equivalent to K-12 education in the United States, and consists of preschool, elementary school, junior high and high school, which are regulated by the LDB, the National Education Plan and by directives established by the CNE.

The LDB regulates mandatory subjects, the minimum number of teaching hours and school days, the minimum classroom attendance and grade advancement. States, municipalities and educational institutions can pass rules and regulations according to specific regional and local requirements, such as differences in curricula and calendar, grade advancement and issuance of academic documentation for primary and secondary education students.

The National Education Plan establishes ten-year targets for all the levels and stages of education, mandating that states and municipalities create and establish similar plans compatible with such national targets. It is incumbent upon the Primary and Secondary Education Secretariat (Secretaria de Educação Básica), or SEB, of the MEC, to monitor compliance with the PNE by states and municipalities. This supervision includes guidance and rules for evaluating the stages of primary and secondary education.

Under the federal constitution and the LDB, access to primary and secondary education is a right of all children from the ages of four to seventeen. Following amendments to Law No. 11,274 on February 6, 2006, the duration of primary and secondary education was extended from a period of eight years to a period of nine years. Among the purposes of primary education are: (1) development of the capacity to learn, including basic abilities in reading, writing and arithmetic; (2) comprehension of the natural and social environment, the political system, technology, arts and social values; (3) development of the capacity to acquire new knowledge and abilities and the formation of attitudes and values; and (4) strengthening family ties, social cohesion and mutual tolerance. Assessment of primary education is coordinated by the state legislation of each individual state, on a case-by-case basis.

Secondary education is designed to fulfill the government’s duty to progressively complete the formation of the citizen, seeking universalization of scope and coverage. Secondary education is conducted for a period of not less than three years and seeks: (1) the consolidation and deepening of the knowledge acquired in primary education; (2) the basic preparation of the person being educated for work and to be able to adapt within the labor market or pursue further education; (3) the improvement of the student as a person, including ethical formation and the development of intellectual autonomy and critical thinking; and (4) the comprehension of the scientific and technological bases of the productive processes, relating theory to practice in each discipline. Assessment of secondary education is conducted on a national scale and coordinated by the MEC.

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

•	Ministry of Education (Ministério da Educação);

•	Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira);

•	National Education Council (Conselho Nacional de Educação);

•	Board of Primary and Secondary Education (Conselho de Educação Básica);

•	Higher Education Board (Câmara de Educação Superior);

•	State and Municipal Secretaries (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and

•	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

The MEC is the federal government agency responsible for education in Brazil. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a collegiate federal entity responsible for evaluating educational institutions and student performance, as well as conducting research in order to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with decision-making and deliberative powers to ensure the improvement of national education. The CNE is comprised of the CEB, which is the collegiate responsible for the regulation of elementary and high school, and the CES, which is the collegiate responsible for the postsecondary education system. CEB and CES are each composed of 12 members appointed by the President of Brazil.

States and municipalities are responsible for regulating preschool, elementary and high school education, respecting the macro directives from the CNE. State Secretaries of Education (Secretarias Estaduais de Educação) are assisted by the State Councils of Education (Conselhos Estaduais de Educação) and are the main regulatory bodies for the for primary and secondary school education. The Municipal Secretaries of Education (Secretarias Municipais de Educação) are assisted by the Municipal Councils of Education (Conselhos Municipais de Educação) and are the main regulatory bodies of preschool education.

The LDB grants power to states and municipalities to authorize, accredit and supervise primary and secondary education institutions. This is achieved through each governmental entity’s respective Department of Education.

Regulations Applicable to Our Activities

There is not a specific regulation for the exercise of sale of educational content, either digital or printed content, as regarding the need to obtain government approval for the development of such activities. Therefore, we are not directly regulated by MEC or any other regulatory agency with regard to those activities.

However, our Core & EdTech platform and related educational materials seek to comply with the LDB and the directives established by the BNCC. In addition, our school Anglo São Paulo and partner schools are providers of primary and secondary education, regulated by the Municipal and State Secretaries of Education, under the supervision of MEC, and must comply with applicable regulations. Recently, the BNCC, was launched in Brazil and, therefore, we are required to incorporate all the BNCC standards into our educational products and content. The BNCC contemplates a set of guidelines that provides a curriculum itinerary specifying the core skills and knowledge that must be developed as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines.

The BNCC guidelines were established following overall poor student performance levels achieved while the predecessor education guidelines were in effect. Several indicators suggest that the predecessor guidelines were failing in many ways, leading the MEC to initiate discussions relating to a new method based upon a comparison between Brazil and other countries’ results, which formed the basis for developing the BNCC. Simply put, the LDB and the BNCC establish what subject matters shall be developed during each level of education (preschool, elementary school and high school).

As provided by the LDB and the BNCC, preschool education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Religious Studies; (7) English; (8) Science and (9) Physical Education. Also, according to the current BNCC, secondary education shall offer curriculum covering the following subjects (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Physics; (7); Chemistry; (8) Biology; (9) English, (10) Physical Education, (11) Sociology; and (12) Philosophy. As our partner schools have autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

Relevant government agencies, such as the MEC and CNE, are still discussing amendments to the BNCC, which are also being debated by society at large in the public discourse. While following the BNCC is yet to be required of every school in the country, there are opportunities to provide core and complementary content solutions to improve and adapt to the new status quo in the Brazilian education market.

In terms of the sales of books and e-books, we benefit from the provisions of article 150, item VI, paragraph “d” of the Brazilian Federal Constitution, which establishes that the Federal Government, the States and the Municipalities cannot levy taxes, such as the Tax on Industrialized Products (IPI) and Goods and Services Tax (ICMS) on the sale of books, newspapers, periodicals or the paper intended for the printing thereof. Although constitutional immunity applies to taxes, it does not apply to social contributions, such as the Social Integration Program (PIS) and the Contribution to Social Security Financing (COFINS). In the light of this, the Federal Government, by means of Law No. 11,033, dated December 21, 2004, reduced the rates of PIS and COFINS tax on revenue resulting from the sale of books in Brazil to zero, effective December 2004. The aim of this reduction in the tax burden was to stimulate the production chain and marketing of books in Brazil. For the purpose of this reduction the definition of a book is as contained in Law No. 10,753, dated October 30, 2003.

Furthermore, there is not a specific regulation for preparatory courses for university admission exams and for their textbook material. Therefore, we do not need to obtain governmental authorization to implement these activities and does not need to observe BNCC guidelines for the development of related textbooks.

In addition, the provision of services and sale of goods to municipalities and other public entities are subject to specific rules on public bidding procedures. Pursuant to Brazilian Federal Constitution, public authorities must initiate a public bidding procedure before hiring any services, purchases or sales. Such public biddings aim to provide the most advantageous conditions to public purchasers. These procedures are established by Federal Law No. 8,666/93 and cannot be overridden by state and local laws.

As general rule, public bidding procedures are mandatory and can only be exempted under certain specific circumstances (that is, only if considered unfeasible or if waived) in which cases, specific administrative procedure are required in connection with such exemptions. Failure to follow the procedures required for waiver or unfeasibility could subject the relevant public authorities and contracted parties to negative consequences, which include (1) annulment of the agreement; (2) prohibition to contract with the public authorities for a certain period of time; (3) mandatory reimbursement to the Public Treasury for any overcharge with respect to the relevant service or good; and (4) civil and administrative penalties for the losses and/or damages born by the public authorities.

Additionally, rules applicable to contracts with public authorities differ from those applicable to private agreements. Public authorities can unilaterally amend or terminate the agreements, and are also entitled to access all administrative, accounting, technical, economic, and financial information of the private entities contracting with them for purpose monitoring the relevant contract.

The provision of services and sale of goods to entities within the “S System” (“Sistema S,” which includes SESI and SENAI) are subject to certain rules and principles that are similar to those applicable to public entities. However, entities within the S System are private entities that provide social services (“parastatal” entities), are not part of the government nor included in its structure and, as a result, are not subject to the provisions set forth under Federal Law No. 8,666/93. However, given that such parastatal entities are funded by the collection of specific federal taxes, they must observe the administrative principles on the execution of contracts. Consequently, SESI must observe its own rules of proceedings for tenders and contracts. Possible sanctions for default in contracts executed with parastatal entities include early termination, fines and prohibition to contract that specific entity. In addition to that, SESI and the other parastatal entities are subject to the internal and external control from the Federal Controller General (Controladoria Geral da União) and the Federal Court of Auditors (Tribunal de Contas da União), respectively.

C.       Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of effectuating our initial public offering. Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

The diagram below depicts our organizational structure as of the date of this annual report:

For more details about our organizational structure please see “Presentation of Financial and Other Information—Organizational Structure” and refer to notes 1.1 and 1.2 to our audited consolidated financial statements.

D.       Property, Plant and Equipment

Intellectual Property

In order to maintain our intellectual property rights, including our rights in connection with our products and services, we rely on confidentiality agreements with employees and third parties and other types of statutory arrangements, in addition to a combination of laws, copyrights and software. In addition, we license technology from third parties and have licenses for all the software utilized in our activities.

We are party to approximately 4,500 agreements with third party authors with respect to educational content. We own approximately 465 trademark registrations, including the trademarks and logos of “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others. We also have approximately 30 pending trademark applications in Brazil and three in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor our parent company). As of the date of this annual report, we owned approximately 220 registered domain names in Brazil.

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta,” “Somos Educação,” “Somos Science in Learning,” “Ético,” “Editora Atica,” “Sistema Maxi de Ensino,” “Plurall,” “Livro Fácil,” “Sistema pH de Ensino,” “Editora Scipione,” “Sistema Anglo de Ensino,” “PROFS,” “PAR

Plataforma Educacional,” “Biblioteca PAR,” “Editora Atual,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others.

Properties

We occupy 29 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the year ended December 31, 2020 and 2019, we spent R$14.3 million and R$20.4 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

We have equity stakes in five companies: Somos Sistemas, Colégio Anglo São Paulo, Livro Fácil, A&R Comércio e Serviços de Informática Ltda.(Pluri Educacional), Mind Makers and Meritt.

Additionally, our subsidiary Somos Sistemas has entered into commercial lease agreements with certain subsidiaries of our parent company. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Lease and Sublease Agreements.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors.”

A.       Operating Results

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to the results of Vasta for the year ended December 31, 2020 and year ended December 31, 2019, to the sum of the metrics of Vasta for the period from October 11, 2018 to December 31, 2018 with those of the Predecessors for the period from January 1, 2018 to October 10, 2018.

Enrolled Students

The number of enrolled students is the primary operational metric our management reviews. It represents the total number of students at our partner schools served by our platform during a given school year. Although our primary customers are the partner schools we attract to our customer base, our revenues are determined by the number of enrolled students that access our content in these partner schools.

We typically have significant visibility of the number of students we will serve by the end of November, before the next school year starts. However, since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly through May, though it typically does not change from June to September.

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

	As of December 31,
Number of enrolled students	2020	2019	2018
	(in thousands)
Total Vasta	1,311	1,186	1,011
Core content	1,311	1,186	1,011
Complementary education solutions(1)	213	134	120
Predecessor – Somos Anglo(2)	N/A	990	813
Predecessor – Saber Rede Pitágoras(3)	N/A	196	199

(1)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, acquired in the beginning of 2020.

(2)	Includes Anglo, pH, Ético (Pluri), Maxi, SESI and PAR.

(3)	Includes Pitágoras and Rede Cristã de Ensino (RC).

ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our offerings. We believe it is a meaningful indicator of demand for our platform. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the twelve-month period from October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to schools in the last calendar quarter of each year, so that schools can prepare their classes in advance prior to the beginning of the school year in January. Consequently, as we recognize revenue when the customers obtain control over the materials, our results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools on the following school year and that was delivered prior to the beginning of the new fiscal year. Therefore, ACV Bookings convey information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our statement of profit or loss, especially in our current scenario of high growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school by the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with each school. Although our contracts with our schools are typically for a four-year term, we record only one year of revenue when calculating ACV Bookings and disregard the other three years of revenue for the purposes of the calculation of ACV Bookings. For example, if a school enters into a four-year contract to provide one of our Content & EdTech Platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, and not the total contract value of US$40,000.

On March 31, 2021, we announced the result of ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), which reached R$853 million based on contracted amounts as of such date. This volume represents growth of 23% over the amount registered in the 2020 sales cycle. The number of enrolled students deriving results of ACV Bookings for the 2021 sales cycle is 1,500 thousand. The ACV Bookings is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2020 and September 2021 may be different from the ACV Bookings for the 2021 sales cycle. The COVID-19 pandemic could have an adverse effect on our ACV Bookings for the 2020 sales cycle (from October 2021 to September 2022), and while we have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general, we believe that our actual revenue recognized in the year 2021 to be derived from solutions we characterize as subscription arrangements will be adversely affected by effects of declining enrollment at our partner schools during the first half of 2021, particularly in respect of childhood education.] See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—D. Trend Information.”

	As of and For Year Ended December 31,			As of and For Year Ended December 31,
	2020(2)	2020(2)	2019(3)	2018(4)	2018(4)
	Vasta			Predecessor - Somos - Anglo	Predecessor - Pitágoras
	US$ (1)	R$ (except number of partner schools and enrolled students)		R$ (except number of partner schools and enrolled students)
Number of partner schools	n/a	4,167	3,400	2,323	622
Number of enrolled students (in thousands)	n/a	1,311	1,186	812.7	198.6
Core content	n/a	1,311	1,186	812.7	198.6
Complementary education solutions	n/a	213,1	133.6	120.2	—
Average ticket per student per year	US$105.1	R$546.1	R$483.0	R$486.3	R$516.5
ACV Bookings (in millions)(5)	US$137.8	R$716.0	R$572.8	R$395.2	R$102.6

(1)	For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020).

(3)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2018 and ending in September 30, 2019).

(4)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2017 and ending in September 30, 2018).

(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Share of Revenue of the Solutions we Characterize as Subscription Arrangements as a Percentage of Total Net Revenue From Sales and Services

We measure the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services by adding the combined revenue derived from learning systems or PAR (contained in our core content segment and which are reflected in our breakdown of net revenue from sales and services as sales of textbooks) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment) and dividing such combined amount by the total net revenue from sales and services in a specific year. We believe that higher share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services reflects the loyalty of our partner schools to our platform, as these solutions are based on long-term contracts with higher lifetime value and retention rate. We are constantly monitoring and improving our percentage of total revenue from solutions we characterize as subscription arrangements in order to enhance our relationship with partner schools and improve the predictability of our revenue.

The following table sets forth the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services for the periods presented.

	For Year Ended December 31,
	2020	2019	2018	2018
	Vasta		Predecessor - Somos - Anglo	Predecessor Pitágoras
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services (1)	76.2%	67.2%	61.0%	100%

(1)	Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR and complementary solutions) to the net revenue from sales and services in a specific year.

Revenue Retention Rate for the Solutions we Characterize as Subscription Arrangements

We measure our revenue retention rate for the solutions we characterize as subscription arrangements based on the net revenue (which includes revenues from PAR, which are included in our breakdown of net revenues from sales and services as sales of textbooks) from sales and services generated by the partner schools that remained in our base in a specific year compared to the net revenue from sales and services generated by the total partner schools in our base in the previous year. In other words, the retention rate considers the revenue from schools that remained with us from one year to another, excluding the revenue from those schools that did not renew or cancelled their partnership with us. As a result, in 2020, we report below the revenue retention rate based on the partner schools that remained in our customer base from 2018 to 2019. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities. We believe this is an important indicator of the favorable relationships we have with our clients, which we believe translates into stable, recurring revenue streams.

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For Year Ended December 31,
	2020	2019	2018	2018
	Vasta		Predecessor - Somos - Anglo	Predecessor Pitágoras
Revenue retention rate (1)	92.2%	93.5%	92.6%	91.7%

(1)	Calculated by comparing the difference between the net revenue from sales and services generated by our existing partner schools in a specific year and that generated on the previous year. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities.

Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are and will continue to be driven by the following trends and factors, including the impacts of the COVID-19 pandemic as described under “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—D. Trend Information”:

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political, regulatory, legal and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
	(in percentages, except as otherwise indicated)
Real growth (contraction) in gross domestic product(1)	(4.1%)	1.1%	1.3%
Inflation (IGP-M)(2)	23.1%	7.3%	7.6%
Inflation (IPCA)(3)	4.5%	4.3%	3.8%
Long-term interest rates—TJLP (average)(4)	4.5%	6.2%	6.7%
CDI interest rate (average)(5)	2.7%	5.9%	6.4%
Period-end exchange rate—R$ per US$1.00	5.197	4.031	3.875
Average exchange rate—R$ per US$1.00(6)	5.284	3.946	3.656
Appreciation (depreciation) of the real vs. US$ in the period(7)	(22.62%)	(4.0%)	(17.1%)
Unemployment rate(8)	13.5%	11.9%	12.3%

Source: FGV, IBGE, Brazilian Central Bank, Bloomberg and B3.

(1)	Real growth (contraction) in gross domestic product (GDP) of Brazil is measured by the IBGE.

(2)	Inflation (IGP-M) is the general market price inflation index measured by the FGV.

(3)	Inflation (IPCA) is a broad consumer price inflation index measured by the IBGE.

(4)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(5)	The CDI (Certificado de Depósito Interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period). The average is calculated by B3.

(6)	Average of the exchange rate on each business day of the year.

(7)	Comparing the US$ closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(8)	Average unemployment rate for the year and/or period as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily due to annual adjustments to salaries, which are generally linked to inflation and account for a significant part of our total costs. See “Item 3. Key Information—D. Risk Factors—We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results.”

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

Business Segments

Beginning with the acquisition of Livro Fácil on December 31, 2017, we report our results of operations under two segments: (1) our Content & EdTech Platform, which derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services; and (2) our Digital Platform, which aims to unify the school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, by using our physical and the Livro Fácil digital e-commerce platform and other digital services.

In 2020, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 91.1% and 8.9%, respectively, of our net revenue from sales and services, compared to 89% and 11%, respectively, for the sum of our total net revenue from sales and services in 2019 and 92% and 8%, respectively, for the sum of our total net revenue from sales and services for the period from October 11 to December 31, 2018.

In 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 89% and 11%, respectively, of our net revenue from sales and services, compared to 92% and 8%, respectively for the sum of our total net revenue from sales and services for the period from October 11 to December 31, 2018 and the Predecessors for the period from January 1 to October 10, 2018.

Components of our Results of Operations

The following is a summary of the principle line items comprising our statement of profit or loss.

Net revenue from sales and services

In our Content & EdTech Platform segment, our revenues are generated through the sale of textbooks (“publishing,” when sold on a stand-alone basis, or PAR, when bundled as an educational platform), learning systems and complementary education solutions in printed and digital formats mainly through term contracts with a minimum term of one year (characterized by us as subscription arrangements), as well as tuition from our preparatory course for university admission exams. Although the minimum contract term is one year, it is common to maintain these contracts for several years through long-term partnerships with our partner schools. In our Digital Platform segment, we derive revenue from the sale of products directly to students and parents through our Livro Fácil e-commerce platform, acquired in 2017. Since we obtain control of the goods sold before they are transferred to our customers, the revenue is recognized in a gross amount of consideration to which we expect to be entitled in exchange for the specified goods transferred.

Our revenues are subject to seasonality due to the nature of our operations in relation to the academic calendar. Our main deliveries – for which the revenue is recognized when the customers obtain control over the materials – are distributed to our customers in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March). In addition, our deliveries in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenues in general in our fourth quarter compared with the preceding quarters in each year. Consequently, when considered in the aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year.

Cost of goods sold and services

Cost of goods sold and services relates mainly to the costs associated with publishing and printing the educational materials sold to our partner schools. These costs are mainly composed of the cost of paper used as raw material for the production of such materials, printing costs, employee-related costs and copyright fees paid for the use of educational content produced by third-party authors.

General and administrative expenses

Operating expenses are divided into three major categories as follows:

•	general and administrative expenses, which mainly include expenses related to administrative personnel, warehouse infrastructure, technology;

•	commercial expenses, which mainly include expenses related to sales and marketing; and

•	impairment losses on trade receivables, which we estimate using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the performance of recoveries. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the amounts owned to us, except when our client is on bankruptcy. In this case, we do not expect to recover any receivables in the future, therefore, the asset is offset.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Finance result

Our finance result includes finance income and finance costs.

Our finance income includes mainly interest earned on our balances of cash and cash equivalents, which accrue interest at rates of approximately 101% of CDI, on which we pay PIS/COFINS taxes of 4.65%. Finance costs are comprised mainly of interest expense on bonds and financing, suppliers and provisions for risk of tax, civil and labor losses.

Income tax and social contribution

Income tax and social contribution are composed mainly of current and corporate income tax (imposto sobre renda de pessoa jurídica, or IRPJ) and social contribution on net income (contribuição social sobre lucro líquido, or CSLL), calculated based on pre-tax profit and following the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/non-deductible items provided for by law.

Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the financial statements. Deferred tax assets or liabilities are calculated on tax loss carryforwards and other temporary differences, mainly related to provisions for bonuses, provision for losses with obsolete inventories, impairment losses on trade receivables and trademarks and contractual portfolio amortization.

Net loss profit

We have been operating at a net loss over the last two years, primarily due to higher financial costs, as explained in the “—Results of Operations” section. We used part of the proceeds from our initial public offering to repay a portion of our outstanding indebtedness, which helped us deleverage and consequently result in an improvement in our net margin. Additionally, following the Somos acquisition, we implemented several strategic initiatives to improve our results, which are reflected in the 23% increase in our ACV Bookings for the year 2021. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department’s compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Results of Operations

Comparison between Vasta’s results of Operations for the Year Ended December 31, 2020 and Vasta’s results of Operations for the Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	997.6	989.7
Net revenue from sales	967.4	971.3
Net revenue from services	30.3	18.4

Cost of goods sold and services	(378.0)	(447.0)
Gross profit	619.6	542.6

General and administrative expenses (1)	(596.5)	(465.3)
Other operating income, net	4.3	5.1
Profit before finance result and taxes	27.4	82.5

Finance income	21.0	5.4
Finance costs	(119.4)	(178.2)
Finance result	(98.4)	(172.8)

(Loss) before income tax and social contribution	(71.1)	(90.3)
Income tax and social contribution	25.4	29.6
Net loss profit for the period	(45.6)	(60.7)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2020 amounted to R$997.6 million, an increase of R$7.9 million, or 0.8%, compared to net revenue from sales and services of R$989.7 million for the year ended December 31, 2019, due primarily to a R$26.1 million increase in revenue from our Content and EdTech platform segment driven primarily by a 16.9% increase in students enrolled in our learning system solutions and complementary education courses, which was offset by a R$18.2 million decrease in revenue from our Digital Services segment driven by decreased penetration of customers in this segment, mainly in special textbooks which some customers decided to reuse books sold in previous periods, due to COVID-19.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2020 amounted to R$378 million, a decrease of R$69 million, or 15.4%, in relation to costs of goods sold and services of R$447.0 million for the year ended December 31, 2019, notwithstanding the increase in enrolled students described above. The decrease is primarily attributable to lower editorial costs (which include raw material costs, production costs and other costs), of which R$57.8 million were from our Content and EdTech platform and R$11.2 million were from our Digital Platform segment.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 37.9% for the year ended December 31, 2020, compared to 45.2% for the year ended December 31, 2019.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2020 amounted to R$619.6 million, an increase of R$77 million, or 14.2%, from gross profit of R$542.6 million for the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 amounted to R$596.5 million, an increase of R$131.2 million, or 22.0%, from general and administrative expenses of R$465.3 million for the year ended December 31, 2019. This was primarily attributable to an increase of R$25.1 million in impairment on trade receivables substantially related to our Content and EdTech platform segment, commercial expenses that reduced R$19.4 million (R$9.6 million increase from Digital Platform and decrease of R$29.0 million from Content and EdTech platform), and general and administrative expenses that increased R$125.6 million, which includes salaries and others expenses, being substantially R$122.4 from Content and EdTech platform and R$3.2 million from Digital Platform.

Other operating income, net

Other operating income for the year ended December 31, 2020 was income of R$4.3 million compared to income of R$5.1 million for the year ended December 31, 2019, a decrease of R$0.8 million. This decrease was primarily attributable to a higher income with the sales of assets in 2019.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2020 amounted to R$27.3, a decrease of R$55.2 million compared to the R$82.5 million for the year ended December 31, 2019.

Finance result

Finance result for the year ended December 31, 2020 amounted to a R$98.5 million finance cost, compared to a R$172.8 million finance cost for the year ended December 31, 2019, representing a decrease of R$74.3 million in finance result.

Finance income for the year ended December 31, 2020 amounted to R$ 20.9 million, an increase of R$ 15.5 million, or 287%, compared to the finance income of R$5.4 million for the year ended December 31, 2019. This increase was primarily attributable to interest on financial investments and marketable securities in connection with the IPO proceeds.

Finance cost for the year ended December 31, 2020 was R$119.4 million, a decrease of R$58.8 million, or 33%, compared to finance cost of R$178.2 million for the year ended December 31, 2019. This decrease is due to (1) a decrease in interest costs on bonds and financing in the amount of R$39.6 part due to payments of principal on bonds in 2020, and (2) a decrease in imputed interest on suppliers in the amount of R$10.8 million.

(Loss) before income tax and social contribution

For the reasons described above, (loss) before income tax and social contribution for the year ended December 31, 2020 amounted to R$71.1 million, a decrease of R$19.2 million compared to the loss of R$90.3 million for the year ended December 31, 2019.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2020 was an expense of R$25.4 million, a decrease of R$4.2 million compared to income tax and social contribution expense of R$29.6 million for the year ended December 31, 2019. This was mainly due to the decrease in our profit before income tax and social contribution partially offset by a minor impact of income tax positions.

Net loss for the period

For the reasons described above, net loss for the year ended December 31, 2020 amounted to R$45.6 million, a decrease of R$15.1 million compared to the net loss of R$60.7 million for the year ended December 31, 2019.

For the Period from October 11, 2018 to December 31, 2018

	For Period from October 11, 2018 to December 31, 2018
	Vasta	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	246.4	100.0%
Net revenue from sales	241.2	97.9%
Net revenue from services	5.1	2.1%
Cost of goods sold and services	(69.9)	(28.4%)
Gross profit	176.5	71.6%
General and administrative expenses(1)	(138.3)	(56.2%)
Other operating income (expenses), net	2.9	1.2%
Profit before finance result and taxes	41.0	16.6%
Finance income	3.9	1.6%
Finance costs	(41.2)	(16.7%)
Finance result	(37.3)	(15.1%)
Profit before income tax and social contribution	3.7	1.5%
Income tax and social contribution	(4.8)	(1.9%)
Net loss for the period	(1.0)	(0.4%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$246.4 million, comprised of R$241.2 million in sales and R$5.1 million in services. The breakdown of our net revenue from sales and services between our business segments for this period was as follows: (i) 96.0% derived from our Content and EdTech platform segment, comprised as follows: 38.9% from sales of learning systems, 44.0% from sales of textbooks, 0.7% from sales of complementary education solutions and 12.5% from sales of other services,; (ii) and 4.0% was derived from our Digital Services segment.

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$69.9 million, which was mainly composed of salaries and payroll charges (13.8%), raw material and production costs (13.4%), editorial costs (31.0%) and costs for copyrights (29.3%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 28.4% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$176.5 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$138.3 million, mainly composed of salaries and payroll charges (38.1%), raw materials and production costs (13.0%), depreciation and amortization (15.7%) and advertising and publicity (9.2%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 56.2% for this period.

Other operating income (expenses), net

Other operating income (expenses), net, for the period from October 11, 2018 to December 31, 2018 was an income of R$2.9 million, which represented 1.2% of our net revenue from sales and services for the period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 totaled R$41.0 million.

Finance result

Finance result for the period from October 11, 2018 to December 31, 2018 amounted to R$37.3 million for the reasons described below:

•	Finance income amounted to R$3.9 million, mainly driven by the interest accrued on financial investments in the period.

•	Finance cost was R$41.2 million, mainly composed of interest on bonds and financing and accrual of interest on provision for risks of tax, civil and labor losses in the period.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the period from October 11, 2018 to December 31, 2018 amounted to R$3.7 million.

Income tax and social contribution

Income tax and social contribution expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$4.8 million.

Net loss for the period

For the reasons described above, net loss for the period from October 11, 2018 to December 31, 2018 amounted to R$1.0 million.

For the Period From January 1, 2018 to October 10, 2018 (Predecessor – Somos - Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos - Anglo)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	518.5	100.0%
Net revenue from sales	500.4	96.5%
Net revenue from services	18.2	3.5%
Cost of goods sold and services	(221.0)	(42.6%)
Gross profit	297.6	57.4%
General and administrative expenses(1)	(453.6)	(87.5%)
Other operating income (expenses), net	4.3	0.8%
(Loss) before finance result and taxes	(151.8)	(29.3%)
Finance income	26.8	5.2%
Finance costs	(221.4)	(42.7%)
Finance result	(194.6)	(37.5%)
Loss before income tax and social contribution	(346.3)	(66.8%)
Income tax and social contribution	(267.0)	(51.5%)
Net loss for the period	(613.3)	(118.3%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$518.5 million, comprised of R$500.4 million in sales and R$18.2 million in services. The breakdown of our net revenue from sales and services between our business segments for this period was as follows: (i) 88.8% was derived from our Content and Edtech platform segment, comprised as follows: 53.6% from sales of learning systems, 24.3% from sale of textbooks, 3.9% from sales of complementary education solutions and 7.1% from sales of other services; (ii) 11.2% was derived from our Digital Services segment.

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amounted to R$221.0 million, and was mainly composed of salaries and payroll charges (10.0%), raw material and productions costs (55.4%), editorial costs (11.9%) and costs for copyrights (14.2%).

As a percentage of net revenue from sales and services, our cost of goods sold, and services amounted to 42.6% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$297.6 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$453.6 million mainly composed of salaries and payroll charges (34.8%), depreciation and amortization (8.3%) and provision for risks of tax, civil and labor losses (33.2%). The provision was primarily attributable to income tax positions taken by the Predecessor Somos – Anglo and Vasta, in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo in 2010. See note 20.a to the Somos – Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 87.5% for this period.

Other operating income (expenses), net

Other operating income (expenses) for the period from January 1, 2018 to October 10, 2018 was an income of R$4.3 million, which represented 0.8% of our net revenue from sales and services for the period.

Loss before finance result and taxes

For the reasons described above, loss before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$151.8 million.

Finance result

Finance result for the period from January 1, 2018 to October 10, 2018 amounted to R$194.6 million for the reasons described below:

•	Finance income amounted to R$26.8 million, mainly driven by the accrual of interest on financial investments in the period.

•	Finance cost amounted to R$221.4 million, mainly composed of payment of interest on bonds and financing, accrual of interest on provision for risks of tax, civil and labor losses and interest payments to suppliers in the period.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the period from January 1, 2018 to October 10, 2018 amounted to R$346.3 million.

Income tax and social contribution

Income tax and social contribution expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$267.0 million, primarily attributable to a notice of infraction claiming irregular collection of corporate income tax (IRPJ) and social contribution on net income (CSLL) in the amount of R$273.5 million, due to disallowance on the tax amortization of goodwill and other non-deductible expenses, in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo in 2010.

Net loss for the period

For the reasons described above, net loss for the period from January 1, 2018 to October 10, 2018 amounted to R$613.3 million.

For the Period From January 1, 2018 to October 10, 2018 (Predecessor – Pitágoras)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Pitagoras)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales	80.6	100.0%
Cost of goods sold	(28.2)	(35.0%)
Gross profit	52.4	65.0%
General and administrative expenses(1)	(13.4)	(16.6%)
Profit before finance income (loss) and taxes	39.0	48.4%
Finance income	1.2	1.4%
Finance costs	(0.1)	—
Finance result	1.1	1.4%
Profit before income tax and social contribution	40.1	49.8%
Income tax and social contribution	(13.7)	(16.9%)
Net profit for the period	26.5	32.9%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales

Net revenue from sales for the period from January 1, 2018 to October 10, 2018 amounted to R$80.6 million, wholly attributable to sale of learning systems.

Cost of goods sold

Cost of goods sold for the period from January 1, 2018 to October 10, 2018 amounted to R$28.2 million, and was mainly composed of raw materials and production costs (81.5%) and costs for copyrights (9.2%).

As a percentage of net revenue from sales, our cost of goods sold and services amounted to 35.0% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$52.4 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$13.4 million, and was mainly composed of salaries and payroll charges (44.6%), advertising and publicity (25.2%) and travel expenses (18.1%). As a percentage of net revenue from sales, our general and administrative expenses amounted to 16.6% for this period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$39.0 million.

Finance result

Finance result for the period from January 1, 2018 to October 10, 2018 reached R$1.1 million in income mainly driven by interest income accrued on financial investments and marketable securities.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the period from January 1, 2018 to October 10, 2018 amounted to R$40.1 million,

Income tax and social contribution

Income tax and social contribution expense for the period from January 1, 2018 to October 10, 2018 amounted to R$13.7 million.

Net profit for the period

For the reasons described above, net profit for the period from January 1, 2018 to October 10, 2018 amounted to R$26.5 million.

Results of Operations by Segment

Content & EdTech Platform Segment Results of Operations for the Period From October 11, 2018 to December 31, 2018

	For Period from October 11, 2018 to December 31, 2018
	Vasta	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	236.5	100.0%
Cost of goods sold and services	(64.7)	(27.4%)
Gross profit	171.8	72.6%
General and administrative expenses(1)	(135.6)	(57.3%)
Other operating income, net	2.9	1.2%
Profit before finance result and taxes	39.1	16.5%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$236.5 million, and was composed of sales of learning systems (40.6%), textbooks (45.8%), complementary education (0.7%) and other services (13.0%).

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$64.7 million, mainly composed of salaries and payroll charges (15.0%), editorial costs (33.4%) and costs for copyrights (31.6%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 27.4% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$171.8 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$135.6 million and was mainly composed of salaries and payroll charges (37.5%), depreciation and amortization (16.1%), advertising and publicity (9.3%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 57.3% for the period from October 11, 2018 to December 31, 2018.

Other operating income, net

Other operating income for the period from October 11, 2018 to December 31, 2018 was an income of R$2.9 million, representing 1.2% of our net revenue from sales and services for the period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 amounted to R$39.1 million.

Content & EdTech Platform Segment

Results of Operations for the Period From January 1, 2018 to October 10, 2018 (Predecessor – Somos - Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos – Anglo)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	460.7	100.0%
Cost of goods sold and services	(174.3)	(37.8%)
Gross profit	286.4	62.2%
General and administrative expenses(1)	(445.9)	(96.8%)
Other operating income, net	4.3	0.9%
Loss before finance result and taxes	(155.2)	(33.7%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$460.7 million and was composed of sales of learning systems (60.3%), textbooks (27.3%), complementary education (4.4%) and other services (8.0%).

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amounted to R$174.3 million, mainly composed of raw materials and production costs (44.1%), editorial costs (15.1%) and costs for copyrights (18.0%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 37.8% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$286.4 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$445.9 million mainly composed of salaries and payroll charges (34.3%) and provision for risks of tax civil and labor losses (33.8%). The provision is primarily attributable to income tax positions taken by the Predecessor Somos – Anglo and Vasta, in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo in 2010.

As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 96.8% for the period from January 1, 2018 to October 10, 2018.

Other operating income, net

Other operating income, net, for the period from January 1, 2018 to October 10, 2018 was an income of R$4.3 million, which represented 0.9% of our net revenue from sales and services for the period.

Loss before finance result and taxes

For the reasons described above, loss before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$155.2 million.

Digital Platform Segment Results of Operations for the Period from October 11, 2018 to December 31, 2018

	For Period from October 11, 2018 to December 31, 2018
	Vasta	% of net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	9.9	100.0%
Cost of goods sold and services	(5.2)	(52.6%)
Gross profit	4.7	47.4%
General and administrative expenses(1)	(2.7)	(27.7%)
Profit before finance result and taxes	1.9	19.6%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$9.9 million.

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$5.2 million, and was mainly composed of raw materials and production costs (99.1%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 52.6% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$4.7 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$2.7 million, and was mainly composed of salaries and payroll charges (64.9%) and consulting and advisory services (14.1%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 27.7% for the period from October 11, 2018 to December 31, 2018.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 amounted to R$1.9 million.

Digital Platform Segment

Results of Operations for the Period From January 1, 2018 to October 10, 2018 (Predecessor – Somos - Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos - Anglo)	% of net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	57.9	100.0%
Cost of goods sold and services	(46.7)	(80.6%)
Gross profit	11.2	19.4%
General and administrative expenses(1)	(7.7)	(13.4%)
Other operating income (expenses), net	(0.1)	(0.1%)
Profit before finance result and taxes	3.4	5.9%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$57.9 million.

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amounted to R$46.7 million, and was mainly composed of raw materials and production costs (97.7%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 80.6% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$11.2 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$7.7 million, and was mainly composed of salaries and payroll charges (66.5%) and consulting and advisory services (15.5%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 13.4% for the period from January 1, 2018 to October 10, 2018.

Other operating income (expenses), net

Other operating income (expenses), net, for the period from January 1, 2018 to October 10, 2018 was an expense of R$0.1 million.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$3.4 million.

Unaudited Supplemental Condensed Pro Forma Financial Information For The Year Ended December 31, 2018

Set forth below are the unaudited condensed pro forma statements of profit or loss for the year ended December 31, 2018 which is intended to provide to provide pro forma results of operations as if the Acquisition described elsewhere in this document had occurred on January 1, 2018. The Acquisition was accounted for as a business combination in accordance with IFRS 3—Business Combinations, using the purchase method of accounting.

The pro forma information presented herein is derived from the audited consolidated financial statements of Vasta for the period from October 11 to December 31, 2018 and the audited combined carve-out financial statements of the Predecessors for the period from January 1 to October 10, 2018, appearing elsewhere in this annual report. Assumptions underlying the pro forma adjustments are described in the accompanying notes.

Pro forma adjustments were made to reflect:

•	The sum of the results of operations of the Predecessor entities and Vasta entities as if they had been under common control as of January 1, 2018;

•	Amortization of the identified intangible assets recognized in connection of the purchase accounting related to the Acquisition of Somos - Anglo, in October 11, 2018, as of January 1, 2018; and

•	Deferred taxes effects of the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for information purposes only.

The unaudited pro forma financial information does not purport to represent what our actual results of operations would have been had the Acquisition described elsewhere in this document been completed on the date indicated, nor are they an indicative of future consolidated results of operations or financial condition. The unaudited pro forma financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our audited consolidated financial statements appearing elsewhere in this annual report. All pro forma adjustments and related underlying assumptions are described more fully in the notes to the unaudited pro forma financial information that follow.

The audited consolidated financial statements from which the unaudited pro forma consolidated financial information have been derived, were prepared in accordance with IFRS.

Vasta Platform Limited
Unaudited Condensed Pro Forma Statement of Profit or Loss
For the Year Ended December 31, 2018
(in millions of reais)

	For the Period from October 11 to December 31, 2018	For the Period from January 1 to October 10, 2018
	Vasta (1)	Predecessor - Somos – Anglo (2)	Predecessor – Pitágoras (3)	Pro Forma Adjustments	Notes	Vasta Platform Pro Forma
Statement of profit or loss:
Net revenue from sales and services	246.4	518.5	80.6	—		845.5
Cost of goods sold and services rendered	(69.9)	(221.0)	(28.2)	—		(319.1)
Gross profit	176.5	297.6	52.4	—		526.5
Operating income (expenses)
General and administrative expenses (4)	(138.3)	(453.6)	(13.4)	(71.7)	4.a.	(677.1)
Other operating income (expenses)	2.9	4.3	—	—		7.1
Finance result
Finance income	3.9	26.8	1.2	—		31.9
Financial costs	(41.2)	(221.4)	—	—		(262.6)
Profit (loss) before income tax and social contribution	3.7	(346.3)	40.2	(71.7)		(374.3)
Income tax and social contribution	(4.7)	(267.0)	(13.7)	24.4	4.b.	(261.0)
Net profit (loss) for the period/year	(1.0)	(613.3)	26.5	(47.4)		(635.2)

(1)	Represents the audited consolidated statement of profit or loss of Vasta for the period from October 11 to December 31, 2018 included elsewhere in this annual report.

(2)	Represents the audited combined carve-out statement of profit or loss of Somos – Anglo (Predecessor) for the period from January 1 to October 10, 2018 included elsewhere in this annual report.

(3)	Represents the audited carve-out statement of profit or loss of Pitágoras (Predecessor) for the period from January 1 to October 10, 2018 included elsewhere in this annual report.

(4)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Notes to Unaudited Condensed Pro Forma Statement of Profit or Loss
For the Year Ended December 31, 2018

1.	Description of the transaction

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly listed company in the Novo Mercado segment of B3, with no controlling shareholder, consummated the Acquisition. Following the Acquisition, Cogna began managing the Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Consequently, the Acquisition created a new basis of accounting for the Somos Group, using the acquisition method of accounting to record assets acquired and liabilities assumed by it. This accounting treatment generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying consolidated financial statements of the Predecessors and Vasta are not comparable in all material respects since those financials statements report financial position, results of operations, and cash flows of these separate entities. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization, will come under the direct control of Vasta).

As part of an effort to streamline its operations, a comprehensive corporate restructuring to enhance our current corporate structure was carried-out and as a result, we reduced the number of legal entities in our economic group and improved overall synergies and contribution of these business to us. See “Presentation of Financial and Other Information—Our Corporate Events—Our Incorporation and Corporate Reorganization” for further information regarding our corporate reorganization.

2.	Basis of pro forma presentation

The unaudited condensed pro forma statements of profit or loss for the year ended December 31, 2018 were prepared in accordance with Article 11 of Regulation S-X and have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that would have been occurred had the transactions described above been completed during the respective periods presented.

The unaudited condensed pro forma statements of profit or loss combine Vasta’s audited consolidated statement of profit or loss for the period from October 11 to December 31, 2018 and the Predecessors’ audited combined carve-out statement of profit or loss for the period from January 1 to October 10, 2018 and have been prepared as if each of the Predecessors and Vasta were under common control since January 1, 2018. The historical financial information is adjusted in the unaudited condensed pro forma statement of profit or loss to give effect to pro forma events that are (1) directly attributable to the Acquisition, as mentioned elsewhere in this annual report, (2) factually supportable, and (3) expected to have a continuing impact on our results.

The pro forma adjustments described below were developed based on our management’s assumptions and estimates, including assumptions relating to the useful life of identified assets related to the acquisition of Somos by Cogna, in October 11, 2018.

We expect to incur costs and realize benefits associated with the Acquisition. The unaudited condensed pro forma statement of profit or loss do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or synergies, nor any charges directly related to the Acquisition incurred by Vasta.

2.	Accounting Policies

There are no differences between the accounting policies applicable to the Predecessors and Vasta. Therefore, no impact is expected on the unaudited condensed pro forma statements of profit or loss.

3.	Pro forma adjustments

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma financial statements:

a.	General and Administrative Expenses Adjustments

Reflects the estimated adjustments resulting from the amortization of identifiable intangible assets with definite lives (i.e. customer portfolio and trademark) recognized in connection with the Acquisition of Somos – Anglo (Predecessor), on October 11, 2018, as if the transaction had occurred on January 1, 2018. For further information on the purchase price allocation of Somos – Anglo (Predecessor), see note 2 to the audited combined carve-out financial statements.

The purchase price allocation of such assets and weighted average estimated useful lives (in years), are provided below:

Customer Portfolio
Purchase Price Allocated	1,109.4
Useful lives (in years)	13 years
Estimated amortization for the period from January 1 to October 10, 2018 (A)	71.1
Trademark
Purchase Price Allocated	615.0
Weighted Average Useful lives (in years)	23.5 years
Estimated amortization for the period from January 1 to October 10, 2018 (B)	22.1
(-) Predecessors’ previously recognized amortization (C)	(21.5)
Total depreciation and amortization adjustment (A) + (B) – (C)	71.7

Due to the items described above, the net impact to the General and Administrative Expenses in this unaudited condensed pro-forma statements is an additional expense of R$71.7.

b.	Deferred tax Adjustments

Reflects the estimated income taxes effects on the pro forma adjustments considering the statutory rate of 34%.

Comparison between Vasta’s Results of Operations for the Year Ended December 31, 2019 and Pro-Forma Results of Operations for the Year Ended December 31, 2018

	For Year Ended December 31
	2019	2018 (Pro-Forma)
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	989.7	845.5
Net revenue from sales	971.3	822.2
Net revenue from services	18.4	23.3
Cost of goods sold and services	(447.0)	(319.1)
Gross profit	542.6	526.4
General and administrative expenses(1)	(465.3)	(677.1)
Other operating income (expenses), net	5.1	7.1
Profit (Loss) before finance result and taxes	82.5	(143.5)
Finance income	5.4	31.9
Finance costs	(178.2)	(262.6)
Finance result	(172.8)	(230.7)
(Loss) before income tax and social contribution	(90.3)	(374.3)
Income tax and social contribution	29.6	(261.0)
Net loss for the period	(60.7)	(635.2)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

The following analyses are made using our unaudited condensed pro forma financial information as comparative basis with Vasta’s result of operations for the year ended December 31, 2019 as supplementary information only. These pro forma results should not be considered representative of our results of operations in accordance with IFRS, therefore these measures have certain limitations, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. See “—Unaudited Condensed Pro Forma Financial Information” for further information regarding the pro forma.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2019 amounted to R$989.7 million, an increase of R$144.2 million, or 17.1%, compared to net revenue from sales and services of R$845.5 million for year ended December 31, 2018. This was mainly due to our net revenue from sales and services pertaining to our Content & EdTech platform, which increased by R$104.5 million, or 13.4%, due to higher growth of complementary content and textbooks. Meanwhile, net revenue from sales and services of our Digital Platform segment increased by R$39.6 million, or 58.5%, due to the growth, consolidation and integration of Livro Fácil in the period.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2019 amounted to R$447.0 million, an increase of R$127.9 million, or 40.%, in relation to pro forma costs of goods sold and services of R$319.1 million for the year ended December 31, 2018. This increase was primarily attributable to the increase of R$39.4 million in cost of goods sold and services from our Digital Platform segment, due to the higher penetration of our Livro Fácil e-commerce, which has a higher cost structure compared to our Content & EdTech Platform segment. Meanwhile, cost of goods sold and services pertaining to our Content & EdTech platform increased by R$88.4 million, or 33.1%, due to higher editorial costs and higher penetration of complementary content and textbooks, which has a higher cost structure compared to learning systems.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 45.2% for the year ended December 31, 2019, compared to 37.7% for the year ended December 31, 2018.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2019 amounted to R$542.6 million, an increase of R$16.2 million, or 3.1%, from pro forma gross profit of R$526.5 million for the year ended December 31, 2018.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to R$465.3 million, a decrease of R$211.8 million, or 31.3%, from pro forma general and administrative expenses of R$677.1 million for the year ended December 31, 2018. This decrease was primarily attributable to a fine due to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by Somos Sistemas in 2010, which affected our results of operations in 2018.

Other operating income (expenses), net

Other operating income (expenses) for the year ended December 31, 2019 was income of R$5.1 million, compared to pro forma income of R$7.1 million for the year ended December 31, 2018, a decrease of R$2.0 million, or 28.0%. This decrease was primarily attributable to a decrease in income of R$1.3 million of property and equipment sold in 2019, when compared with 2018.

Profit (Loss) before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2019 amounted to R$82.5 million, an increase of R$226.0 million compared to the R$143.5 million pro forma loss before finance result and taxes for the year ended December 31, 2018.

Finance result

Finance result for the year ended December 31, 2019 amounted to a R$172.8 million finance cost, compared to a R$230.7 million pro forma finance cost for the year ended December 31, 2018, representing a decrease of R$57.9 million in finance result.

Finance income for the year ended December 31, 2019 amounted to R$5.4 million, a decrease of R$26.5 million, or 83.1%, compared to the pro forma finance income of R$31.9 million for the year ended December 31, 2018. This decrease was primarily attributable to a lower average cash balance and a lower CDI rate during 2019, accruing on our balances of cash and cash equivalents.

Finance cost for the year ended December 31, 2019 was R$178.2 million, a decrease of R$84.4 million, or 32.1%, compared to pro forma finance cost of R$262.6 million for the year ended December 31, 2018. This decrease is mainly attributable to:

•	A lower amount of interest accrued on provision for risks of tax, civil and labor losses in 2019 (R$41.4 million) when compared to 2018 (in the amount of R$77.2 million). This interest is accrued on the balance held as a provision for risks for tax, civil and labor losses regarding income tax positions in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.

•	A decrease on (i) finance costs related to interest on bonds and financing (R$92.6 million in 2019 compared to R$114.8 million for the year ended December 31, 2018) and (ii) imputed interest on suppliers (R$24.6 million in 2019 compared to R$56.4 million for the year ended December 31, 2018) due to lower CDI rate and consequently a decreased amount accruing on our balance of bonds and financing during 2019.

•	Those amounts were partially offset due to the recognition of R$16.3 million of interest on lease liabilities in the year ended December 31, 2019 due to the adoption of IFRS 16.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2019 amounted to R$90.3 million, an improvement of R$284.0 million compared to the pro forma loss of R$374.3 million for the year ended December 31, 2018.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2019 was an income of R$29.6 million, an improvement of R$290.6 million compared to the pro forma income tax and social contribution expense of R$261.0 million for the year ended December 31, 2018. This change was primarily attributable to a fine as set forth in a notice of infraction claiming penalties for the irregular collection of corporate income tax (IRPJ) and social contribution on net income (CSLL)

in the amount of R$273.5 million, due to disallowance on the tax amortization of goodwill and other non-deductible expenses for income tax positions taken by the Predecessor Somos – Anglo in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo in 2010, which only affected the 2018 period.

Net loss for the period

For the reasons described above, net loss for the year ended December 31, 2019 amounted to R$60.7 million, an improvement of R$574.5 million compared to the R$635.2 million pro forma net loss for the year ended December 31, 2018.

B.       Liquidity and Capital Resources

Statement of Cash Flows

	For Year Ended December 31,			For Period from October 11 to December 31	For Period from January 1 to October 10
	2020	2020	2019	2018	2018	2018
	Vasta				Predecessor - Somos - Anglo	Predecessor - Pitágoras
	US$ millions(1)	R$ millions			R$ millions
Statement of Cash Flows
Net cash flows (used in) / from operating activities	41.3	214.7	7.2	3.1	(93.1)	84.6
Net cash flows (used in) investing activities	(104.3)	(541.8)	(50.3)	(16.8)	(10.3)	(1.0)
Net cash flows from (used in) / from financing activities	114.3	594.2	(15.9)	(45.0)	98.7	(83.6)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2020, our net cash flows from operating activities amounted to R$214.7 million, an increase of R$207.5 million, compared to net cash flows from operating activities of R$7.2 million for the year ended December 31, 2019. This change was mainly attributable to accounts payable with related parties and suppliers’ postponements respectively, amounting to R$117.3 million and R$64.1 million and interests lease liabilities and interest on bonds and financing.

For the year ended December 31, 2019, our net cash flows from operating activities amounted to R$7.2 million, driven by: (i) a loss before income tax and social contribution of R$90.3 million in the period; (ii) adjusted by R$308.9 million in non-cash expenses; (iii) cash used to cover changes in operating assets and liabilities of R$70.9 million; and (iv) payment of R$140.4 million in interest on bonds and financing, interest on lease liabilities paid and taxes in the period.

For Vasta’s period from October 11 to December 31, 2018, net cash flows from operating activities amounted to R$3.1 million, driven by: (i) a profit before income tax and social contribution of R$3.7 million; (ii) adjusted by non-cash expenses amounting to R$87.8 million; (iii) cash used to cover changes in operating assets and liabilities of R$84.1 million; and (iv) payment of R$4.3 million in interest and taxes in the period.

Predecessor (Somos – Anglo)’s net cash flows used in operating activities in the period from January 1 to October 10, 2018 amounted to R$93.1 million, driven by: (i) a loss before income tax and social contribution of R$346.3 million in the period; (ii) adjusted by non-cash expenses of R$405.8 million; (iii) cash used to cover changes in operating assets and liabilities of R$33.7 million; and (iv) payment of R$118.9 million in interest and taxes in the period.

Predecessor (Pitagoras)’s net cash flows from operating activities in the period from January 1 to October 10, 2018 amounted to R$84.6 million, driven by: (i) a profit before income tax and social contribution of R$40.2 million in the period; (ii) adjusted by non-cash income of R$6.7 million; (iii) cash generated from changes in operating assets and liabilities of R$63.3 million; and (iv) payment of R$12.1 million in interest and taxes in the period.

Investing Activities

For the year ended December 31, 2020, Vasta’s net cash flows used in investing activities amounted to R$ 541.8 million, an increase of R$ 491.5 million compared to net cash flows used in investing activities of R$ 50.3 million for the year ended December 31, 2019. This increase was mainly attributable to R$474.2 million invested in marketable securities as result of our initial public offering in July 2020.

For the year ended December 31, 2019, the Vasta’s net cash flows used in investing activities amounted to R$50.3 million due to the acquisitions of intangible assets (R$37.5 million) and property, plant and equipment (R$12.8 million) in the period.

For period from October 11, 2018 to December 31, 2018, Vasta’s net cash flows used in investing activities amounted to R$16.8 million, mainly driven by acquisitions of intangible assets (R$10.7 million) and property, plant and equipment (R$6.1 million) in the period.

Predecessor (Somos – Anglo)’s net cash flows used in investing activities amounted to R$10.3 million in the period from January 1 to October 10, 2018 mainly driven by acquisitions of intangible assets (R$27.6 million) and property, plant and equipment (R$8.2 million) in the period, partially offset by the receipt of proceeds from the sale of property, plant and equipment in the amount of R$25.5 million.

Predecessor (Pitagoras)’s net cash flows used in investing activities amounted to R$1.0 million in the period from January 1 to October 10, 2018, mainly driven by acquisitions of intangible assets in the period.

Financing Activities

For the year ended December 31, 2020, Vasta’s net cash flows from financing activities amounted to R$594.1 million, an increase of R$610.0 million, compared to net cash flows used in financing activities of R$ 15.9 million for the year ended December 31, 2019. This variation was mainly attributable to the issuance of common shares in connection with our IPO in the amount of R$1,836 million and corresponding transaction costs in the amount of R$154.8 million, repayments of bonds in the amount of R$852.1 million and related parties in the amount of R$ 207.1million.

Vasta’s net cash flows used in financing activities amounted to R$15.9 million in the year ended December 31, 2019 mainly driven by payments of suppliers - related parties (R$29.2 million) and lease liabilities (R$24.0 million), partially offset by the receipt of proceeds from a loan from related party in the amount of R$29.2 million.

For the period from October 11 to December 31, 2018, Vasta’s net cash flows used in financing activities amounted to R$45.0 million mainly driven by payments of suppliers - related parties (R$11.7 million) and repayment of parent’s net investment (R$33.3 million).

Predecessor (Somos – Anglo)’s net cash flows from financing activities amounted to R$98.7 million in the period from January 1 to October 10, 2018 mainly driven by proceeds from bond issuances (R$800.2 million), partially offset by repayments of bonds and financing (R$380.7 million) and repayment of parent’s net investment (R$332 million).

Predecessor (Pitagoras)’s net cash flows used in financing activities amounted to R$83.6 million in the period from January 1 to October 10, 2018, driven by repayment of parent’s net investment.

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and marketable securities, (2) cash provided by our operations, (3) financing, and (4) bonds with related party. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties and suppliers (including reverse factoring). In 2020, we issued common shares in connection with our IPO in the amount of R$1,836 million. During the year ended December 31, 2020, we decreased our level of indebtedness with related parties in the amount of R$852.1 million pursuant to certain loans as described below under “—Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Loan Agreements.”

We continuously monitor our cash balance and the indebtedness level and implement measures to allow access to the capital markets, when necessary. We also endeavor to assure we remain within existing credit limits. Our management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration our debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Our surplus cash generated is managed on a group basis. The group’s treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide us with appropriate funds allowing us to continue as a going concern.

As of December 31, 2020, Vasta had positive working capital of R$503.9 million (compared to negative working capital of R$326.5 million and R$236.6 million as of December 31, 2019 and 2018, respectively) mainly due to issuance of common shares in connection with our IPO in the amount of R$1,836 million in 2020.

Indebtedness

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, we incurred additional outstanding debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna.

As of December 31, 2020, we have seven series debentures outstanding and owed to related parties, all of which are unsecured and non-convertible into shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Private Debentures.” The proceeds from these issuances were used to extend our debt profile, as well as to meet our working capital needs. The following table summarizes the principle terms of these debentures:

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of December 31, 2020(1)
					R$ in millions
5th / Series 1	March 15, 2018	May 15, 2021	CDI	1.15% p.a.	100.9
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	102.9
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.	206.7
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15% p.a.	381.8
				Total	R$792.3

(1)	Outstanding amounts include interest payable.

Additionally, as of December 31, 2020, we have one loan agreement with related parties as listed below. In addition, as of December 31, 2020, we have an additional loan agreement with related parties for the aggregate amount of R$20.9 million. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Loan Agreements.” The proceeds from these loans were used to make acquisitions as well as to meet our working capital needs. The following table summarizes the main terms of these loans:

Lender	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of December 31, 2020(1)
					R$ in millions
Cogna Educação S.A.	April 1, 2020	April 1, 2021	CDI	3.57% p.a.	20.9
				Total	R$20.9

(1)	Outstanding amounts include interest payable.

Our principal outstanding indebtedness subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the acceleration of the other debentures originally issued by Saber; (2) the grant by us of any liens on our assets or capital stock; (3) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends.

Additionally, as of December 31, 2020, we had lease liabilities in the amount of R$173.1 million.

Capital Expenditures

The capital expenditures refers to investments made to improve our fixed assets, such as buildings, equipment, software and land. In the year ended December 31, 2020, our capital expenditures totaled R$44.4 million, and was substantially composed by intangibles and digital complementary education, compared to R$50.2 million for the year ended December 31, 2019, which was composed by digital investment and equipment.

We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Critical Accounting Estimates and Judgments

Our financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing our combined consolidated financial statements, we make assumptions, judgements and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgements and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Assumptions and estimation uncertainties

Determination of the lease period

The Company has lease contracts where it acts as lessee and it is related to warehousing, equipment and computers used to learning systems and education solutions. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be exercised (or not terminated). For leases of warehouses, equipment or even computer used in education solutions, the following factors are normally the most relevant:

•	If there are significant penalties for termination (or not to extend), the Company is reasonably certain to extend (or not terminate) the lease.

•	If there are any leasehold improvements with significant residual balances, the Company is reasonably certain to extend (or not terminate) the lease.

•	Also, the Company considers other factors including past practices related to the use of specific categories of assets (leased or owned assets) as well as the historical length of the leases and the costs and business disruptions required to replace the leased asset.

Restricted share units and its basis of measurement

Our executives and managers receive their compensation partially through our share-based payment plans, which are settled in shares. Plan-related expenses are recognized in the income statement during the vesting period when services will be rendered. The fair value is determined on the grant date which the Company has the obligation to deliver shares without the payment in cash. The critical assumption relates to the fair value measurement and the expected plan’s volatility.

Deferred Income tax and social contribution

The liability method is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases. The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable income. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to reduce income taxes expenses, therefore, deferred tax assets are subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets.

Provision for risks of tax, civil and labor losses

The Company is a party to judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursements by the Company, in connection of such losses, include the evaluation of available evidence as well the opinion of internal and external legal advisors.

Impairment losses on trade receivables

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward looking estimates at the end of each reporting period. The risk of credit losses relates to uncertainties over credit risk over certain customers highly impacted by schools closures.

Provision for inventory obsolescence

When estimating its provision for inventory obsolescence, the Company applies relevant assumptions to determine the level of inventory obsolescence, from editorial information (aging analysis) to commercial inputs regarding prospective sales. All those assumptions depend on the level of regular assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in the inventory.

Impairment of Goodwill

The Company annually tests goodwill for impairment based on the recoverable amounts of Cash Generating Units (CGUs), determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for a foreseeable future (8 years) and it does not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The scenario analysis became more challenging in period of uncertainties regarding the economic environment caused by COVID-19 and its impacts on the demand curve, since the schools either closed or worked with time restriction in some locations.

Right to Return Goods

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in contract liabilities and deferred income and the right to recover returned goods is included in inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The judgments over this estimate are critical once the historical demand is impacted by macroeconomic effects such as uncertainties caused by the COVID-19. The Company reviewed the impacts on the provision for returns as of December 31, 2020 and did not identify relevant adjustments in the consolidated financial statements as of December 31, 2020.

Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and/or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2020

The Company assessed the new accounting policies and interpretations pursuant to the IFRS. The adoption of the new accounting standards did not have a material effect on our financial reporting. For the policies and interpretations that are in effect on or after January 1, 2020, none were early adopted, and none are expected to have a material impact on financial reporting. Below is a summary of the new accounting policies and interpreations:

•	Definition of a Business – Amendments to IFRS 3

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Amendments to References to Conceptual Framework in IFRS Standards

•	Covid 19 Related Rent Concessions – Amendment to IFRS 16

•	Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, and IFRS 7

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

C.       Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.       Trend Information

In March 2020, the World Health Organization declared COVID-19 a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil ordered suspensions of a variety of economic activities as part of measures taken to mitigate the dissemination of the virus. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, partner schools and employees, all of which are uncertain and cannot be predicted with confidence. If the pandemic or the resulting economic downturn continues to worsen, we could experience lower volume sales of our products and services, loss of clients or higher levels of impairment losses on trade receivables, or even suffer great pressure from customers to reduce the tuition fees and the prices of our materials, as well as experience a higher reuse rate and higher return rate of our textbooks and other materials, which could have a material adverse effect on our results of operations and cash flows. Also, we expect to postpone our plans to expand our operations through acquisitions and investments, or pursue our plan to develop and/or acquire new services and products in the near future, which could have a negative impact in our products and services portfolio.

Additionally, due to stay at home orders issued by governments in an effort to contain the outbreak of COVID-19, our commercial and pedagogical teams were working from home since mid-March 2020 and we are subject to uncertainty as to whether our teams will be able to successfully engage new customers and maintain their relationships with our current customers. Also, we have reduced the work hours and wages of our administrative and corporate employees by 25% for the months of May, June and July, and such reductions may adversely affect our potential to enter into new agreements for 2021. As a consequence, our number of customers and ACV Bookings for 2021 could be adversely affected. We expect that our ACV Bookings for 2021 will be comprised of complementary products (cross-sell), which are generally discretionary in nature, and could result in decreased revenues due to the potential lack of discretionary income of families with students enrolled in our schools as a result of economic consequences of government measures enacted in response to COVID-19. While the COVID-19 pandemic may have an adverse effect on our ACV bookings, we have seen favorable results from our initial sales efforts in response to the pandemic. We have already seen year-over-year improvements for new sales and contract renewals for our 2021 sales campaign in comparison to 2020. In addition to our assertive go-to-market campaign, the free delivery of our Plurall platform during the pandemic has generated significant commercial momentum, helping us keep private schools operating. Many potential client schools have been able to continue offering their educational services due to our efforts.

In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and engaged students for their feedback, which has been very positive during the pandemic. From March 23, 2020 (when the integration of Plurall platform with Google Meet was completed) to the date of this annual report, we have conducted more than 3 million digital class sessions. Additionally, as of the date of this annual report, we had more than 1.3 million students using our platforms, participating in more than 50,000 classes daily during week days.

We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, partner schools and stockholders. For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” Other than as disclosed elsewhere in this registration statement, we are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue from sales and services, net income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Off-balance sheet arrangements

As of December 31, 2020 and 2019, we did not have any off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020.

	Payments Due by Period as of December 31, 2020
	Less than one year	Between one and two years	Over two years	Total
	R$ thousands
Bonds	502.9	290.5	—	793.4
Lease Liabilities	18.3	30.9	123.9	173.1
Accounts Payable for business combination	17.1	13.8	17.1	48.0
Suppliers	168.9	—	—	168.9
Reverse Factoring	110.5	—	—	110.5
Other liabilities – related parties	135.3	—	—	135.3
Loans from related parties	20.9	—	—	20.9
Total	973.9	335.2	141.0	1,450.1

G.       Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our memorandum and articles of association and the Cayman Islands Companies Act (As Revised).

Board of Directors

As of the date of this annual report, our board of directors was composed of 5 members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed to serve until the earlier of their removal or vacation of office as a director in accordance with the Articles of Association.

One of our independent directors passed away and we are in the process of identifying a new independent director to fill the vancancy caused by his passing.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	44	Chairman
Mário Ghio Junior	52	Director
Roberto Valério Neto	45	Director
Frederico da Villa Cunha	47	Director
Andrés Cardó Soria	60	Independent Director*
Ann Marie Williams	55	Independent Director*

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Rodrigo Calvo Galindo is the Chairman of our board of directors. Mr. Galindo is also the Chief Executive Officer of Cogna. He has served in the management of various educational institutions over the last 28 years. He was Administrative Associate Dean at the University of Cuiabá and was responsible for the accreditation and establishment of postsecondary education institutions in the states of Bahia, Mato Grosso, Amapá, Acre and Rondônia. He was Chief Executive Officer of

Grupo Educacional IUNI, with over 50,000 postsecondary students and campuses in six Brazilian states. He was Chief Operating Officer and Chief Postsecondary Education Officer at Cogna Educação, formerly known as Kroton. Mr. Galindo holds a bachelor’s degree in Law and a Master’s degree in Education from Pontifícia Universidade Católica de São Paulo (PUC-SP). He published the dissertation “Public Assessment Policies: critical analysis of the model and perspective of representative associations” and co-authored the book “Public Assessment Policies”. He has been honored by IR Magazine for “Best investor relations performance by a CEO” (2012, 2013, 2014, 2015 and 2017), by Institutional Investor for “Best CEO” (2012, 2013, 2014, 2015, 2016 and 2017), by Istoé Dinheiro for “Entrepreneur of the Year” (2016), by Valor Econômico for “Best Company” (2014) and “Best Executive in the Education Industry” (2014, 2015, 2016 and 2017), and by Bravo Business Awards for “Dynamic CEO of the Year” (2015).

Mário Ghio Junior is a member of our board of directors. Mr. Ghio Junior is also our Chief Executive Officer and a Board member of several companies and non-governmental organizations, or NGOs dedicated to improving education in the public sector. He was Chief Executive Officer of Abril Educação (currently Somos Educação), has served as Director of Educational Support at Estácio, Director of educational platforms of the Santillana Group, General Director of the COC System, General Director of CPV Vestibulares and Chemistry Teacher of Anglo Vestibulares. He holds bachelor’s degrees in Chemical Engineering from Poli-USP and in Business Administration from Universidade Anhembi-Morumbi/SP, as well as an Executive MBA from INSPER.

Frederico da Villa Cunha is a member of our board of directors. Mr. Frederico also currently serves as CFO of Cogna and joined the company in 2020. Mr. Frederico has a degree in business administration from the Pontifical Catholic University of Rio de Janeiro and in accounting from the University of the City of Rio de Janeiro, participated in the executive leadership program at Duke University, he started his professional career at PwC Auditores Independente where he worked for 13 years in the areas of external auditing, corporate planning, mergers, acquisitions and advising on capital market operations, previously worked for 12 years at BRMalls Participações acting as controller and for the past 7 years he served as chief financial and investor relations officer.

Roberto Valério Neto is a member of our board of directors. Mr. Valério also currently serves as Executive Officer of Cogna. Mr. Valério joined Cogna following the merger with Anhanguera in July 2014. He worked for three years at Anhanguera Educacional, holding the positions of Chief Executive Officer and Executive Officer for Operations and Marketing. Previously, he worked for 11 years in the DIRECTV Group, with the SKY and DIRECTV brands. He holds a bachelor’s degree in Business Administration and a graduate degree in Business Administration with emphasis in Strategy, Finance and Entrepreneurship from the Fundação Getúlio Vargas (FGV), and graduate degree in Marketing and Customer Experience from Columbia University.

Andrés Cardó Soria is an independent member of our board of directors and a member of our audit committee. Since 2018, Mr. Cardó is the Head of Prismapar in Spain, Senior Advisor of Corporate Vision and President of his own consulting firm, Andrés Cardó & Asociados, SLL. Mr. Cardó is and has also been in the past member of the board of directors of several companies in the UK, Peru, Spain, Argentina, Chile, Colombia, Costa Rica, Mexico, USA, Brazil and Bolivia. He has already served as an economics professor in Trener Academy, several consulting firms, Controller for Foreign Direct Investments in Petróleos del Perú, Lima-Perú, Controller and Responsible for Board of Directors Special Affairs in Grupo Hilados Peinados, Lima-Perú, Conroller Latam in Grupo Santillana, in Madrid, Spain, and Managing Director at Editorial Santillana in Bolivia. He later became Vice President for the Prisa Group in Bolivia, Managing Director at the Santillana Group, Managing Director at Editora Moderna from 2001 to 2010, Country Manager in Prisa Brazil and held other positions in the Prisa Group such as Chief Corporate Development, Marketing and Revenue Officer, Chief Operating Officer and International Managing Director, as well as Chief Executive Officer of Prisa Radio from 2015 to 2018. Mr. Cardó holds a Humanities Diploma from Pontificia Universidad Católica del Perú, a Finances Diploma – Programa de Alta Dirección from ESAN, a bachelor’s degree in Economic Science from Pontificia Universidad Católica del Perú and an MBA from IESE in Spain.

Ann Marie Williams is an independent member of our board of directors and a member of our audit committee. Mrs. Williams is the chief operating officer at Creditas since 2016 and is also member of the board of Tiaxa since September 2012. She worked for more than three years as a member of the advisory group at Aliança Empreendedora, as well as partner at Redpoint Eventures for more than a year. She was the chief integration officer at Spring Mobile Solutions (April 2009 – February 2010), chief executive officer at Okto (June 2000 – March 2009) and consultant for government relations at Motorola (May 1998 – June 1999). Mrs. Williams holds a bachelor’s degree in linguistics from Stanford University and a Master in Business and Administration with emphasis in entrepreneurship from The University of Texas at Austin.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mário Ghio Junior, our CEO, with 33 years of experience in the education industry.

Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Mário Ghio Junior	52	Chief Executive Officer
Bruno Giardino Roschel de Araujo	39	Chief Financial Officer and Investor Relations Officer
Guilherme Alves Mélega	45	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Mário Ghio Junior – see “—Board of Directors.”

Bruno Giardino is our Chief Financial Officer and Investor Relations Officer. Since March 2020, Mr. Giardino has served as the investor relations officer for Cogna Educação S.A., our parent company. Previously, Mr. Giardino had served for over ten years as a sell-side investment analyst for Banco Santander and Bank of America, specializing in the education and healthcare sectors, in addition to serving as a partner of the investment fund Miles Capital. He holds a bachelor’s degree in Chemical Engineering from the Escola Politécnica of the Universidade de São Paulo.

Guilherme Alves Mélega is our Chief Operating Officer. With a degree in economics from the Fundação Armando Alves Penteado in São Paulo, Mr. Mélega also holds a master’s degree in Business Administration from the Simon Graduate School of Business, University of Rochester, in New York. He previously served as Investor Relations Officer and Financial and Administrative Vice President in Somos Educação, Financial Director, Corporate Controller and Investor Relations Officer in Braskem, Senior Manager of Financial Planning and Budgeting in Whirlpool, Treasury Coordinator in Rhodia and financial analyst in Ambev.

Directors’ and Officers’ Insurance

As of December 31, 2020, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our Relationship with our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.       Compensation

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

For the year ended December 31, 2020, 2019 and 2018, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$33.5 million, R$12.8 million and R$0.7 million, respectively, which includes both benefits paid in kind and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2021 will be R$38.8 million.

Share Incentive Plan

On July 23, 2020 the Company approved its new stock option share plan named (“RSU” or “Restrict Share Units”). The purpose of RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an improved incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. See below the RSU’s plans by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2019	Employees Shares transferred from Cogna to the Company	Share units granted July	Share units granted in November	Share units to be issued and delivered	December 31, 2020
Bonus Vasta Plan to Vasta(a)	—	—	142,323	—	(142,323)	—
Bonus Vasta Plan to Cogna(a)	—	—	269,080	—	(269,080)	—
Long term investment – Vasta to Vasta and Cogna(b)	—	29,736	821,918	80,950	—	932,604
Total	—	29,736	1,233,321	80,950	(411,404)	932,603

(a)	IPO Bonus – Part of RSUs were considered as IPO Bonus, being 411,404 (see column share units to be issued and delivered) share units granted to Vasta and Cogna employees at US$19,00 unit price (fair value) exchanged to U.S. dollar at R$5.14. The amount of compensation based on share units-was R$40.1 million affected consolidated statement of Profit and Loss and Equity reserves as well as R$10.4 million referred to labor charges which impacted the consolidated statement of Profit and Loss and consequently, labor liability. This RSU plan will be settled with shares after the lock up period of 1 year, and those shares will be purchased and delivered after the lock up period.

(b)	LTCP – The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.

As of December 31, 2020, the Company granted shares in connection with its two LTCPs, as follow:

•	July Plan – granted on July 31, 2020, totaling 821,918 shares at US$19.00 per unit (fair value) exchange to U.S. dollars at R$5.14 weighted by expected volatility of 30%. The amount of compensation based on share units that affected the Share-based compensation plan is R$9.6 million, and the corresponding labor charges in the amount of R$3.4 million impacted labor liability and consolidated statement of profit and loss.

•	November Plan – granted on November 10, 2020, totaling 80,950 shares at US$12.58 per unit (fair value) exchange to U.S. dollars at R$5.37 weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$0.24 million, and the corresponding labor charges in the amount of R$0.14 million impacted labor liability and consolidated statement of profit and loss.

Employment Agreements

We have entered into employment agreements with our executive officers and directors. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of 36 months. We will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is a standard 12-24 month non-compete period following the end of employment in our agreement for all executive officers and directors who are eligible to participate in the restricted share plan.

C.       Board Practices

Committees of the Board of Directors

Our board of directors has one standing committee: the Audit Committee. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Audit Committee

Our audit committee was established on March 2, 2020 and currently consists of Andrés Cardó Soria and Ann Williams. One of our independent directors who was also a member of our audit committee passed away and we are in the process of identifying a new independent director to fill the vacancy caused by his passing. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our supervisory board who are financially literate, Andrés Cardó and Ann Williams are each considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Andrés Cardó Soria and Ann Williams satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with the Nasdaq rules. The audit committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and our other critical accounting policies and practices;

•	reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related party transaction in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

D.       Employees

As of December 31, 2020, we had 1960 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	592	30%
Content Production	233	12%
Educational Technology	224	11%
Operations	384	20%
Pedagogical	253	13%
Administrative Support	274	14%
Total	1,960	100%

Our employees are represented by several unions: Book Editors’ Union of São Paulo (Sindicato dos Empregados em Editoras de Livros de São Paulo); Public Cultural Book Editors’ Union of the Municipality of Rio de Janeiro (Sindicato dos Empregados de Editoras de Livros Públicos Culturais do Município do Rio de Janeiro); Business Union of João Pessoa (Sindicato do Comércio de João Pessoa); The Federation of Workers in Enterprises for the Diffusion of Arts and Culture of the State of Paraná (FTEDCA PR - Federação dos Trabalhadores em Empresas de Difusão Cultural e Artística no Estado do Paraná); Union for Retail and Small-Store Sales of Fortaleza (Sindicato do Comércio Varejista e Lojista de Fortaleza); Union of Workers in Public and Private Enterprises for Information Technology, the Internet, and Similar Businesses for the State of Rio de Janeiro (SINDPDRJ - Sindicato dos Trabalhadores em Empresas e Serviços Públicos e Privados, de Informática e Internet, e similares do Estado do Rio de Janeiro); Union for School Administrative Assistants for São Paulo (Sindicato dos auxiliares de administração escolar de São Paulo); Union for Workers in Data Processing and Similar Technologies for the State of Minas Gerais (SINDPD - Sindicato dos trabalhadores em Processamento de Dados e Tecnologia e Similares do Estado de Minas Gerais); and The Teachers Union of São Paulo (Sindicato dos Professores de São Paulo).

To date, there have been no strikes or other events resulting in a stoppage of work by our employees.

The following is a summary of the main roles of our employees according to their functional areas.

Customer Relations

Our customer relations employees have the mission of attracting and retaining partner schools, assuring them the best educational solutions available on the market. The purpose of such efforts is to understand our customers’ needs and provide solutions in a consultative manner and to tailor our portfolio in a way that supports the construction of an educational and technological project adequate to new classroom trends. We seek to establish long term relationships and continuously monitor school conditions in order to provide feedback and dynamically develop products and services.

Content Production

The content production area continuously monitors major educational trends and aims at offering the most innovative content in the teaching-learning process in the world. We rely on several renowned authors that integrate our content for a complete digital platform, ensuring that big data is used for the benefit of the student’s learning.

Educational Technology

Our educational technology employees have as their primary objective the improvement of the digital learning experience for schools, students and educators. This area is responsible for developing, producing our digital platforms and managing the data tools measuring engagement in our digital platforms. We have a robust team of highly capable professionals that work in tandem with some of the most advanced science and research teams in the world, including the Harvard Innovation Lab and the MIT Media Lab.

Operations

Our operations employees play an essential role in our activities, assuring excellence in planning, production and logistics, through an efficient management of resources and processes.

Pedagogical

With our comprehensive Core & EdTech platform, the development of students is complete, and goes beyond traditional curriculum subjects. We can comprehensively monitor students’ performance and support them in developing cognitive and socio-emotional capacities, including psychological balance to achieve high results on exams. With technology as the basis of the model, students, educators and parents are connected with the purpose of deepening studies, simplifying and enhancing routines so that all parties have a clear analytic understanding of the students’ strengths and needs. Employees that serve as part of our pedagogical staff are recognized and evaluated annually by the students themselves, which enables more assertiveness and continuous improvement of our models and classroom performance.

Administrative Support

With respect to our administrative support employees, we use management supporting structures and intelligence that, through constant investment in technology and data science, aim at simplifying processes and bringing the best solutions to the business.

E.       Share ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2020.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated as of December 31, 2020 on the basis of 18,575,492 Class A common shares and 64,436,093 Class B common shares. In addition to the shares detailed below, we have a total of 18,873,760, Class A common shares outstanding that are publicly traded as of December 31, 2020.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

	Shares Beneficially Owned
	Class A		Class B		% of Total
	Shares	%	Shares	%	Voting Power
5% Shareholders
Cogna	—	—	64,436,093	100.0%	97.15%
Other Shareholders
Other Shareholders	18,575,492	100.0%	—	—	2.81%
Executive Officers and Directors
Rodrigo Calvo Galindo	96,735	100%	—	—	0.01%
Mário Ghio Junior	48,368	100%	—	—	0.01%
Guilherme Alves Mélega	25,796	100%	—	—	—
Clovis Poggetti Junior	16,123	100%	—	—	—
Andrés Cardó Soria	—	—	—	—	—
Roberto Valério Neto	—	—	—	—	—
Ann Marie Williams	—	—	—	—	—
All directors and executive officers as a group (25 persons)*	111,246	100%	—	—	0.02%
Total	18,873,760	100.0%	64,436,093	100.0%	100.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”

The holders of our Class A common shares and Class B common shares have identical rights, except that Cogna, as the sole holder of Class B common shares: (1) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) has certain conversion rights; and (3) is entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and articles of association—Preemptive or Similar Rights” and “—Conversion.” Each Class B common share is convertible into one Class A common share.

B.       Related party transactions

Private Debentures

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, in connection with our corporate reorganization, we incurred additional debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna, pursuant to which we agreed until the maturity of such private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of any such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.”

On August 4, 2020, the Company, repaid certain bonds owed to related parties in the amount of R$852.1 million substantially, R$305.4 referred to 6th Issuance - serie 1; R$432.2 to 7th Issuance - single and R$113.9 to 8th Issuance - single.

Indemnification Agreements

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, or the Cogna-Somos Indemnity Agreement, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$153.7 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may not be sufficiently protected by our parent company against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future.”

Cost Sharing Agreement

In connection with our corporate reorganization, on January 21, 2020, certain of our subsidiaries entered into a cost sharing agreement with our parent company and certain subsidiaries of our parent company, whereby they have agreed the terms and conditions for the sharing of back office, IT, administrative- and logistic-related expenses, among others, incurred by or for them. The criteria for determining our subsidiaries’ share of expenses will vary based on the type of expense shared. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.”

Copyright License Agreements

On November 11, 2019, Somos Sistemas and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Somos Sistemas, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

On September 1, 2019, Somos Sistemas and Maxiprint entered into a copyright license agreement whereby Somos Sistemas agreed to grant a license, at no cost to Maxiprint, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for five years.

See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.”

Trademark Assignment and License Agreements

On November 6, 2019, our subsidiary Somos Sistemas entered into a trademark license agreement (as amended on January 28, 2020) with one of the subsidiaries of our parent company for which Somos Sistemas has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

On December 4, 2019, our subsidiary Somos Sistemas entered into eight trademark assignment agreements with subsidiaries of our parent company, or the Assignors, whereby certain trademarks, such as “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars” and “Rede Cristã de Educação,” have been assigned and transferred by the Assignors to Somos Sistemas in accordance with the conditions set forth under the agreements.

On December 6, 2019, Somos Sistemas also entered into two trademark license agreement (as amended on January 28, 2020) by which the use rights related to certain trademarks have been granted at no cost to certain subsidiaries of our parent company. These agreements are valid for a period of 20 years, automatically and successively renewed for the same period.

Moreover, on December 6, 2019, Editora Ática S.A., or Editora Ática, a subsidiary of our parent company, entered into a sublicense trademark license agreement with Saraiva Educação S.A., a subsidiary of our parent company, whereby Editora Ática is authorized to use the trademark “Saraiva” at no cost. This sublicense trademark license agreement matures is valid for a period of 20 years, automatically and successively renewed for the same period.

See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.”

Shared Warehouses and Logistics Activities Agreement

We share certain costs related to the use of warehouses and other logistics activities with our parent company and certain other related party entities. In general, all our and our parent company and certain other related party entities’ printed teaching materials are stored in rented warehouse facilities operated by us and delivered by third party carriers. The rent and operation expenses related to the use of such warehouses are apportioned to each business based on the square meters occupied by each of the products of the respective companies that use these warehouses. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.”

On January 2, 2020, we entered into an agreement whereby we are responsible for the costs related to the use and operation of these warehouses, and our parent company and the other related party entities who continue to use the warehouse will compensate us accordingly.

Lease and Sublease agreements

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Scipione S.A., for use of a property in the State of Pernambuco.  Under this agreement, Somos Sistemas will make monthly payments of R$35,000.00, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into.  This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by Law No. 8,245/91, or the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Ática S.A., for use of a property in the State of Bahia.  Under this agreement, Somos Sistemas will make monthly payments of R$30,000.00, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into.  This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas and a subsidiary of our parent company, Saber, entered into a commercial sublease agreement with a subsidiary of our parent company, Editora e Distribuidora Educacional S.A., for use of a property in the city of São Paulo, State of São Paulo.  Under this agreement, Somos Sistemas will make monthly payments equivalent to 25.0% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$389,972.91 in rental fees, R$322,451.25 in IPTU taxes and R$895,959.00 in condominium fees) and Saber will make monthly payments equivalent to 12.5% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$194,986.46 in rental fees, R$161,225.62 in IPTU taxes and R$447,979.50 in condominium fees).  This lease matures on June 30, 2026 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, certain companies of our group, Editora Ática, SGE Comércio de Material Didático Ltda., or EGE, Somos Idiomas S.A., or Somos Idiomas, Saravia Educação S.A., or Saraiva, Livraria Livro Fácil Ltda., or Livro Fácil, and EDE, entered into a commercial sublease agreement with our subsidiary, Somos Sistemas, for use of a property in the city of São José dos Campos, State of São Paulo. Under this agreement, (1) Editora Ática, will make monthly payments equivalent to 39.84% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$395,999.57 in rental fees and R$517,938.70 in IPTU taxes); (2) SGE, will make monthly payments equivalent to 1.43% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$14,254.93 in rental fees and R$18,644.42 in IPTU taxes); (3) Somos Idiomas, will make monthly payments equivalent to 0.27% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$2,705.95 in rental fees and R$3,539.19 in IPTU taxes); (4) Saraiva, will make monthly payments equivalent to 10.31% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$102,496.65 in rental fees and R$134,058.18 in IPTU taxes); (5) Livro Fácil, will make monthly payments equivalent to 7.42% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$73,730.39 in rental fees and R$96,434.00 in IPTU taxes); (6) EDE, will make monthly payments equivalent to 3.91% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$38,872.01 in rental fees and R$50,841.77 in IPTU taxes). This lease matures on September 30, 2025 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

Bank Credit Note (Cédula de Crédito Bancário)

On November 21, 2018, MindMakers, which became our subsidiary in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676,700.00 with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026.  Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our chief executive officer and a member of our board of directors.

Loan Agreements

On April 1, 2020 the Company signed a loan agreement with Cogna Educação S.A. in the amount of R$20 million bearing interest rate at CDI plus 3.75%. Until December 31, 2020 the Company recognized R$0,9 million as interest expense in the consolidated statement of profit and loss.

Director and Officer Indemnification agreements

We have entered into indemnification agreements with each of our directors and officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each director and officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, we have agreed to cover all expenses actually and reasonably incurred by each director and officer in connection with any such proceeding, with certain limited exceptions. The indemnification extends to the beneficiary’s services as a director or officer prior to the date of the indemnification agreement as well as afterward. It continues after the beneficiary ceases to be a director or officer.

Employment agreements

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants. None of our directors have entered into service agreements. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

C.    Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of Brazil (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our Brazilian subsidiaries. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on, or imposes taxes on, the distribution of dividends by subsidiaries.”

The terms of our existing indebtedness do not restrict our ability to pay dividends. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Legal proceedings

In the normal course of our business, from time to time we are involved in litigation. Depending on the nature and magnitude of the lawsuit filed against us, the process may be protracted, leading to the expenditure of time and operational resources until it is resolved. In connection with certain of our acquisitions, the sellers of certain acquired businesses have agreed to indemnify us with respect to certain contingencies that may arise in connection with such acquisitions. However, there can be no assurance that such indemnities will be sufficient to cover all losses associated with such contingencies. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have recorded provisions for contingencies for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.”

We are subject to a variety of legal and administrative proceedings, including but not limited to civil, labor related and tax lawsuits. We include provisions for these proceedings in our financial statements when (1) it is probable that resources will be required to settle the obligation, and (2) a reliable estimate can be made as to the amount of the obligation. The assessment by our management of the likelihood of loss includes an analysis made by external counsel on the evidence available, legislation, recent court decisions and case law and their relevance in terms of the Brazilian legal system. Provisions for losses regarded as probable are estimated and adjusted in each reporting period.

As of December 31, 2020, we had a provision for risks of tax, labor and civil losses of R$613.9 million, for which either the loss was considered probable through accounting estimate or recognized through previous business combination, and recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Civil Matters

As of December 31, 2020, we were party to certain judicial and administrative proceedings of a civil nature for which we recorded a provision of R$0.3 million. The civil claims to which we are a party generally relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$13.6 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2020 is R$153.7 million. However, we cannot assure that our position will prevail.

Labor Related Matters

As of December 31, 2020, we were party to certain labor-related judicial and administrative proceedings for which we recorded a provision of R$37.9 million. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, severance pay, equal pay, and indemnities based on Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to restrict additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of December 31, 2020, we were involved in certain judicial and administrative tax and social security proceedings for which we recorded a provision of R$572.7 million. As of December 31, 2020, we had judicial deposits in an aggregate amount of R$2.0 million. There can be no assurance that these proceedings would not have a significant effect on our financial position or profitability if all decided adversely to the company.

B.    Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.    Offering and listing details

On July 31, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since July 31, 2020 under the symbol “VSTA.”

B.    Plan of distribution

Not applicable.

C.    Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.   Memorandum and articles of association

General

Vasta Platform Limited was incorporated on October 16, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act (As Revised) of the Cayman Islands, or the Companies Act.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our shareholders adopted the Articles of Association included as Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333- 239686), filed with the SEC on July 23, 2020.

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Cogna, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Shares.”

As of December 31, 2020, Vasta’s total authorized share capital was US$50,000, divided into 1,000,000,000 shares with par value of US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares; and

•	250,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

As of December 31, 2020, Vasta has no shares in treasury.

Issuance of Shares

Except as expressly provided in Vasta’s Articles of Association, Vasta’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Vasta shall not issue bearer shares.

Vasta’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Vasta (following an offer by Vasta to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta pursuant to Vasta’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Vasta’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights and (3) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Vasta’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1)       Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(2)       the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3)       the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if Vasta issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between Cogna, transfers to subsidiaries of Cogna, transfers to trusts solely for the benefit of Cogna or its affiliates, and partnerships, corporations and other entities exclusively owned by Cogna or its affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

No class of Vasta’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Vasta’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vasta is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Vasta is a party, or (2) any tender or exchange offer by Vasta to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vasta’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vasta at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vasta in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Vasta is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Vasta has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vasta may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vasta’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Vasta will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders, as permitted by the Companies Act and our Articles of Association.

Pursuant to Vasta’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If both the chairman and vice-chairman of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on our affairs, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vasta is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vasta and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vasta and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vasta and any person or persons to waive or limit the same, shall apply Vasta’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vasta.

Changes to Capital

Pursuant to the Articles of Association, Vasta may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vasta’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Vasta may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vasta may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by our board of directors.

The Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with Vasta’s Articles of Association and the Nasdaq’s rules and regulations.

However, Vasta’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vasta in respect thereof;

•	the instrument of transfer is lodged with Vasta, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vasta; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit Vasta to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vasta, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Vasta. Subject to the Companies Act, Vasta’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Vasta. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vasta, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (2) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Vasta’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Vasta is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four (4) to eleven (11) directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vasta’s shares are admitted to trading on the Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Our audit committee was established on March 2, 2020. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vasta’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vasta, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Vasta shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of our shareholders or our corporate records. However, the board of directors may determine from time to time whether and to what extent Vasta’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Vasta must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	whether voting rights attach to the shares in issue;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vasta is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

Vasta is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Vasta is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, Vasta currently intends to comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vasta or management that shareholders may consider favorable. In particular, the capital structure of Vasta concentrates ownership of voting rights in the hands of Cogna. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vasta to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, consequently, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vasta. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Vasta are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since it owns of all of the Class B common shares of Vasta, Cogna currently has the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Cogna has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vasta, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vasta has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vasta.

Preferred Shares

Vasta’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vasta’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Vasta.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vasta in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vasta, general corporate claims against Vasta by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vasta’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vasta, or derivative actions in Vasta’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vasta, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

C.    Material contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.    Exchange controls

The Cayman Islands currently has no exchange control restrictions.

E.    Taxation

The following summary contains a description of material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to the Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our stock, by vote or value;

•	persons who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

Except where noted, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we may not pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, so long as our Class A common shares are listed and traded on the Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Class A Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We believe we were not a PFIC for our 2020 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax treatments (such as mark-to-market treatment) of owning and disposing of the Class A common shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

F.    Dividends and paying agents

Not applicable.

G.   Statement by experts

Not applicable.

H.   Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.     Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations.

Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates, as well as our main financial liabilities, which refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties and suppliers (including reverse factoring). We are primarily exposed to fluctuations in CDI interest rates on financial investments and financial liabilities.

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for increases of 25% and 50% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of December 31, 2020.

	Index - % per year	Balance as of December 31, 2020	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages)
Financial Assets	101.7% of CDI	300.1	8.4	10.5	12.6
Marketable Securities	104% CDI	491.1	13.7	17.2	20.7
Accounts Payable – Acquisitions	100.0% of CDI	(48.0)	(1.3)	(1.6)	(2.0)
Loans from related parties	CDI + 3.57%	(20.9)	(1.3)	(1.4)	(1.6)
Bonds	CDI + 1.15%	(793.3)	(31.0)	(36.5)	(41.9)
Net Exposure		(71.0)	(11.5)	(11.8)	(12.2)
		—	—	25%	50%

Foreign Exchange Risk

Our results of operations are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American depositary shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Defaults

No matters to report.

Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material modifications to instruments

Not applicable.

B.    Material modifications to rights

Not applicable.

C.    Withdrawal or substitution of assets

Not applicable.

D.    Change in trustees or paying agents

Not applicable.

E.    Use of proceeds

On July 23, 2020, the registration statement on Form F-1 (File No 333-239686) relating to our initial public offering of our common shares was declared effective by the SEC. On July 23, 2020, we commenced our initial public offering. On August 4, 2020, we closed our initial public offering, pursuant to which we issued and sold 18,575,492 Class A common shares. Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc., acted as the representatives of the underwriters in our initial public offering. The 18,575,492 registered common shares were sold to the public at a price of US$19.00 per common share, for an aggregate price of US$353.0 million. We paid approximately US$19.4 million in underwriting discounts and commissions.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2020, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.   Management’s annual report on internal control over financial reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.    Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.    Changes in internal control over financial reporting

Other than the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors,” there have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Andrés Cardó Soria and Ann Williams, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.

ITEM 16B. Code of ethics

On June 22, 2020, our board of directors adopted a code of ethics that applies to all of our employees, officers and directors. An English translation of the Code of Ethics was included as Exhibit 14.1 to our registration statement on Form F-1 (File no. 333-239686), filed with the SEC on July 23, 2020. Since its effective date on June 22, 2020, we have not waived compliance with or amended the Code of Ethics.

ITEM 16C. Principal accountant fees and services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was KPMG Auditores Independentes for the years ended December 31, 2020 and 2019.

	2020	2019
	(in thousands of R$ millions)
Audit (1)	3.1	6.1
Audit-related services (2)	0.3	1.8
Total	3.4	7.9

(1)   Audit:

Activities carried out in 2020: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2020; Interim reviews of Vasta’s financial statements in 2020.

Activities carried out in 2019: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2019; Interim reviews of Vasta’s financial statements in 2019; Audit of Vasta’s consolidated financial statements on December 31, 2018 and audit for consolidated financial statements from the period from October 11 to December 31, 2018; Audit of Somos - Anglos (Predecessor) combined carve-out financial statements on December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018; Audit of Pitágoras (Predecessor) carve-out financial statements on December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018.

(2)   Audit-related services:

Activities carried out in 2020: Valuation report of the book value of the equity of Somos Sistemas on March 30, 2020, in accordance with the “CTG 2002” standard of the Accounting Council of Brazil. The purpose of this valuation report was related to the equity of Somos Sistemas for the purposes of contributing by Cogna (parent company of Somos Sistemas) to Vasta; Letter of consent in connection with the SEC’s Form S-8 Registration Statement under the Securities Act of 1933, as amended.

Activities carried out in 2019: Agreed upon procedures in connection with the registration statement on Form F-1.

 ITEM 16D. Exemptions from the listing standards for audit committees

Under the listed company audit committee rules of Nasdaq and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. The composition of our audit committee complies with the requirements of Nasdaq rules.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

None.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•	Nasdaq Rule 5635(d), which requires that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible or exercisable for common stock) that equal 20% or more of the issuer's outstanding common stock or voting power prior to such issuance or sale.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Vasta and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions, (iii) that no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose.

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vasta is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vasta’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vasta to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Borrowing Powers

Vasta’s directors may exercise all the powers of Vasta to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vasta or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vasta’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vasta or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vasta’s directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Vasta’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vasta’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Vasta’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vasta’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vasta are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Vasta cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, Vasta may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Vasta’s Articles of Association also give its board of directors the authority to petition the Cayman Islands Court to wind up Vasta.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vasta’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vasta’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vasta’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vasta’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Vasta’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-173 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1	Description of Securities registered under Section 12 of the Exchange Act.*

3.1	Memorandum and Articles of Association of Vasta (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 23, 2020).**

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 6, 2020).**

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

14.1	English translation of the Code of Ethics of Vasta (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File no. 333-239686), filed with the SEC on July 6, 2020).**

21.1	List of subsidiaries.*

23.1	Consent of KPMG Auditores Independentes.*

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Previously filed.

***	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2021

Vasta Platform Limited

By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: CEO

By:	/s/ Bruno Giardino Roschel de Araujo
Name: Bruno Giardino Roschel de Araujo
Title: CFO

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2020 and 2019 and for the period from October 11, 2018 to December 31, 2018	Page
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statements of Financial Position as of December 31, 2020 and 2019	F-4
Consolidated Statements of Profit (Loss) and Other Comprehensive Income (Loss) for the Years Ended December 31, 2020 and 2019 and for the period from October 11, 2018 to December 31, 2018	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2020 and 2019 and for the period from October 11, 2018 to December 31, 2018	F-7
Consolidated Statements of Cash Flows for the Years ended December 31, 2020 and 2019 and for the period from October 11, 2018 to December 31, 2018	F-8
Notes to the Consolidated Financial Statements	F-9

Audited Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017 and for the Period from January 1 to October 10, 2018 and for the Year Ended December 31, 2017 — Somos – Anglo (Predecessor)

Page
Report of Independent Registered Public Accounting Firm	F-124
Combined Carve-out Statement of Financial Position as of January 1, 2017 and December 31, 2017	F-125
Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-127
Combined Carve-out Statement of Changes in Parent’s Net Investment for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-128
Combined Carve-out Statement of Cash Flows for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-129
Notes to the Combined Carve-out Financial Statements	F-130

VASTA Platform Limited Consolidated Financial Statements as of December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vasta Platform Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Vasta Platform Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2020 and 2019 and the period from October 11, 2018 to December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 and the period from October 11, 2018 to December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

KPMG Auditores Independentes

São Paulo - Brazil
April 29, 2021

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Consolidated Statement of Financial Position as of December 31, 2020 and 2019

In thousands of R$, unless otherwise stated

Assets	Note	December 31, 2020	December 31, 2019

Current assets
Cash and cash equivalents	8	311,156	43,287
Marketable securities	9	491,102	-
Trade receivables	10	492,234	388,847
Inventories	11	249,632	222,236
Taxes recoverable		18,871	13,427
Income tax and social contribution recoverable		7,594	36,859
Prepayments		27,461	22,644
Other receivables		124	1,735
Related parties – other receivables	20	2,070	38,141
Total current assets		1,600,244	767,176

Non-current assets
Judicial deposits and escrow accounts	21	172,748	172,932
Deferred income tax and social contribution	22	88,546	57,340
Property Plant and equipment	12	192,006	184,961
Intangible assets and goodwill	13	4,924,726	4,985,385

Total non-current assets		5,378,026	5,400,618

Total Assets		6,978,270	6,167,794

The footnotes to these Consolidated Financial Statements as of December 31, 2020 and 2019 are an integral part of the Financial Statements.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Consolidated Statement of Financial Position as of December 31, 2020 and 2019

In thousands of R$, unless otherwise stated

Liabilities	Note	December 31, 2020	December 31, 2019

Current liabilities
Bonds and financing	14	502,882	440,947
Lease liabilities	16	18,263	7,101
Suppliers	15	279,454	223,658
Suppliers -related parties	20.a	-	207,174
Taxes payable		-	867
Income tax and social contribution payable		1,761	18,784
Salaries and social contributions	19	69,123	61,748
Contract liabilities and deferred income	17	47,169	49,328
Accounts payable for business combination	18	17,132	1,772
Other liabilities		4,285	3,911
Other liabilities - related parties	20	135,307	49,244
Loans from related parties	20	20,884	29,192
Total current liabilities		1,096,260	1,093,726

Non-current liabilities
Bonds and financing	14	290,459	1,200,000
Lease liabilities	16	154,840	146,613
Accounts payable for business combination	18	30,923	9,169
Provision for tax, civil and labor losses	21	613,933	609,007
Contract liabilities and deferred income	17	6,538	9,196
Total non-current liabilities		1,096,693	1,973,985

Shareholder's Equity / Parent Company's Net investment
Parent Company's Net Investment		-	3,100,083
Share Capital		4,820,815	-
Capital reserve		38,962	-
Accumulated losses		(74,460)	-
Total Shareholder's Equity / Parent Company's Net investment		4,785,317	3,100,083

Total Liabilities and Shareholder's Equity / Parent Company's Net Investment		6,978,270	6,167,794

The footnotes to these Consolidated Financial Statements as of December 31, 2020 and 2019 are an integral part of the Financial Statements

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2020 and 2019 and for the period from October 11 to December 31, 2018

In thousands of R$, except for earnings for share

	Note	December 31, 2020	December 31, 2019	October 11 to December 31, 2018

Net revenue from sales and services	24	997,628	989,683	246,361
Sales		967,374	971,250	241,221
Services		30,254	18,433	5,140

Cost of goods sold and services	25	(378,003)	(447,049)	(69,903)

Gross profit		619,625	542,634	176,458

Operating income (expenses)
General and administrative expenses	25	(406,352)	(276,427)	(84,898)
Commercial expenses	25	(165,169)	(184,592)	(51,151)
Other operating income	25	4,283	5,136	7,615
Other operating expenses	25	-	-	(4,747)
Impairment losses on trade receivables	10 and 25	(25,015)	(4,297)	(2,283)

Profit before finance result and taxes		27,372	82,454	40,994

Finance result
Finance income	26	20,984	5,416	3,910
Finance costs	26	(119,409)	(178,185)	(41,214)
		(98,425)	(172,769)	(37,304)

(Loss) Profit before income tax and social contribution		(71,053)	(90,315)	3,690

Income tax and social contribution		25,404	29,607	(4,730)
Current	22	7,874	(22,113)	(4,750)
Deferred	22	17,530	51,720	20

Net loss for the year		(45,649)	(60,708)	(1,040)
Other comprehensive income for the year		-	-	-

Total comprehensive loss for the year		(45,649)	(60,708)	(1,040)

Loss per share
Basic	23c.	(0.5499)	(0.7313)	(0.0125)
Diluted	23c.	(0.5499)	(0.7313)	(0.0125)

The footnotes to these Consolidated Financial Statements as of December 31, 2020 and 2019 are an integral part of the Financial Statements

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Consolidated Statement of Changes in Equity for the year ended December 31, 2020 and 2019 and for the period from October 11 to December 31, 2018

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve	Accumulated losses	Total Equity/ Net Investment

Balances as of October 11, 2018	3,302,414	-	-	-	-	3,302,414

Net loss for the period	(1,040)	-	-	-	-	(1,040)
Share-based compensation plan	475	-	-	-	-	475
Parent Company's Net investment	(33,348)	-	-	-	-	(33,348)

Balances as of December 31, 2018	3,268,501	-	-	-	-	3,268,501

Impacts of IFRS 16 Adoption, net of tax	(283)	-	-	-	-	(283)

Adjusted balance as of January 1, 2019	3,268,218	-	-	-	-	3,268,218

Net loss for the year	(60,708)	-	-	-	-	(60,708)
Capitalization of bonds	1,508,297	-	-	-	-	1,508,297
Contribution of bonds from parent company	(1,535,801)	-	-	-	-	(1,535,801)
Share-based payment contributions (Note 23)	1,372	-	-	-	-	1,372
Derecognition of deferred tax assets	(83,859)	-	-	-	-	(83,859)
Net investments	2,564	-	-	-	-	2,564

Balances as of December 31, 2019	3,100,083	-	-		-	3,100,083

Share-based payment contributions	-	-	-	686	-	686
Net investments	(6,335)	-	-	-	-	(6,335)
Changes in parent company's investment, net (Note 2.a)	(3,093,748)	3,123,245	-	(686)	(28,811)	-
Capital contribution (Note 1.2)	-	2,426	-	-	-	2,426

Comprehensive loss for the year
Net loss for the year	-	-	-	-	(45,649)	(45,649)
Total comprehensive loss for the year	-	-	-	-	(45,649)	(45,649)

Shareholders' contribution and distributions to shareholders
Issuance of common shares at initial public offering (Note 1.2)	-	1,836,317	-	-	-	1,836,317
Share based compensation granted and issued (Note 23)	-	-		38,962	-	38,962
Share issuance costs, net of taxes (Note 2.1)	-	-	(141,173)	-	-	(141,173)
Total shareholders' contribution and distributions to shareholders	-	1,836,317	(141,173)	38,962	-	1,734,106
Balance as of December 31, 2020	-	4,961,988	(141,173)	38,962	(74,460)	4,785,317

The footnotes to these Consolidated Financial Statements as of December 31, 2020 and 2019 are an integral part of the Financial Statement

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Consolidated Statement of Cash Flows for the year ended December 31, 2020 and 2019 and for the period from October 11 to December 31, 2018

In thousands of R$ unless otherwise stated

		For the year ended December 31,		October 11 to December 31,
	Notes	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(71,053)	(90,315)	3,690
Adjustments for:
Depreciation and amortization	12 and 13	174,088	164,932	21,770
Impairment losses on trade receivables	10	25,015	4,297	2,283
Reversal of provision for tax, civil and labor losses	21	(2,092)	(3,325)	(19)
Interest on provision for tax, civil and labor losses	21	13,297	41,428	6,591
Provision for obsolete inventories	11	4,057	6,831	(3,098)
Interest on bonds and financing	14	52,935	92,583	25,611
Interest on loans from related parties		2,922	-	-
Refund liability and right to returned goods		1,454	(24,939)	20,759
Imputed interest on suppliers		2,945	3,364	6,611
Interest on accounts payable for business combination		1,568	233	119
Share-based payment expense		39,648	1,372	475
Interest on lease liabilities	16	15,091	16,312	-
Interest on marketable securities incurred and not collected	26	(16,907)	-	-
Disposals of right of use assets and lease liabilities		(869)	-	-
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	415	5,777	6,653

Changes in		241,828	218,550	91,445
Trade receivables	10	(123,412)	(73,386)	(151,986)
Inventories	11	(20,812)	29,754	32,910
Prepayments		(4,060)	(13,877)	18,633
Taxes recoverable		24,573	(14,524)	(2,285)
Judicial deposits and escrow accounts	21	184	(4,480)	(150)
Other receivables		4,516	7,590	(6,221)
Suppliers	15	42,620	(9,235)	28,206
Salaries and social charges	19	(6,693)	(23,810)	(1,403)
Tax payable		13,629	17,573	13,909
Contract liabilities and deferred income	17	(2,163)	(2,464)	(1,959)
Other receivables and liabilities from related parties	20	117,299	11,103	-
Other payables		4,479	4,879	(13,711)
Cash from operating activities		291,804	147,673	7,388
Income tax and social contribution paid		(5,234)	(14,060)	(3,873)
Interest lease liabilities paid	16	(14,675)	(8,685)	-
Payment of interest on bonds and financing	14	(49,404)	(117,696)	(443)
Payment of provision for tax, civil and labor risks	21	(7,716)	-	-
Net cash from operating activities		214,775	7,232	3,072
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12	(1,642)	(12,808)	(6,099)
Additions to intangible assets	13	(42,793)	(37,461)	(10,686)
Acquisition of subsidiary, net of cash acquired		(23,147)	-	-
Acquisition of investment in marketable securities		(474,195)	-	-
Net cash applied in investing activities		(541,777)	(50,269)	(16,785)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contribution	1.2	2,426	-	-
Suppliers - related parties	20	(207,174)	(23,642)	(11,675)
Loans from related parties		65,600	29,192	-
Payments of loans from related parties		(76,830)
Lease liabilities paid	16	(12,835)	(24,021)	-
Parent Company's Net Investment	2b.	(6,335)	2,564	(33,348)
Issuance of common shares at initial public offering	1.3	1,836,317	-	-
Transaction cost of offering	1.3	(154,849)	-	-
Repayments of bonds and financing	11	(852,135)	-	-
Net cash from (applied in) financing activities		594,185	(15,907)	(45,023)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		267,869	(58,944)	(58,736)

Cash and cash equivalents at beginning of year	8	43,287	102,231	160,967
Cash and cash equivalents at end of year	8	311,156	43,287	102,231

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		267,869	(58,944)	(58,736)

The footnotes to these Consolidated Financial Statements as of December 31, 2020 and 2019 are an integral part of the Financial Statements

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	The Company and Basis of Presentation

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly-held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service,” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. is a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.1.1 Initiatives carried out by the Company and impacts of Covid-19 pandemic

It is well accepted now that the global Coronavirus (“COVID-19”) pandemic changed the world growth prospects and added risks to Companies in an unprecedent scenario. In Brazil, as elsewhere, government at municipal and state-wide levels-imposed restrictions to contain the contamination, including social distancing, school shutdowns, travel restrictions, lockdowns, closure of non-essential businesses, among others. This caused major disruptions in the economy, affecting supply, demand and logistics chains, as well as employment and, most importantly, impacting society as a whole.

In response to this scenario, the Company established a Crisis Committee and developed plans to protect the business, the health of its employees and its customer base. We highlight below the main initiatives carried out by the Company:

1) Preserved employees’ health and safety organizing and coordinating remote work, reducing operations or closing down distribution centers and adopting protective equipment and social distancing rules

2) Ensured educational content and services delivery through online platforms.

3) Implemented measures to ensure adequate liquidity and cash position.

4) Implemented short term restructuring measures, including but not limited to temporary reduction in wages and working hours, seeking to preserve jobs and payroll continuity.

5) Planned and executed organizational changes with mid-term impact for the post-COVID world.

6) Strategic Plan for opportunities generated by the crisis.

7) Philanthropic actions that contributed to mitigate the impacts on COVID-19 on our Company segment; and

8) Provided on-line campaigns to promote our products to potential new customers.

As a result of our actions, despite school lockdowns and social distancing restrictions, our customers were able to continue providing their educational services through our virtual platforms. As a result, the Company recorded no interruption in the sales and service levels contracted by our customers.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Despite continuity of educational services, the continuing restrictions on business will affect the Brazilian economic indicators throughout next year. This increases the level of uncertainty over our operations, and therefore, it is likely that we will identify impacts on our revenue and profitability in the forthcoming quarters.

1.2 Corporate restructuring and business acquisitions

VASTA Platform, from October 11, 2018 until July 23, 2020, was not a separate legal entity. The Business (here mentioned when the company presented its financial statements combined with other entities) comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

On October 11, 2018, Cogna (the ultimate Parent Entity) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, which included Somos Educação S.A. and Somos Sistemas de Ensino S.A (“Somos Sistemas” or “Anglo”) hereinafter referred to as “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”) comprised of R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. In addition, R$ 3.3 billion of this amount was allocated to K-12 Business of the Somos Group for purpose of the combined carve-out financial statements. As a result of the Acquisition, VASTA Platform Limited represents the combination of the K-12 curriculum acquired and held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reducing the number of legal entities in the Cogna Group and improving overall synergies).

The Consolidated Financial Statements for the year ended December 31, 2019 included historical financial information and operations of the following legal entities (“Parent Entities”):

•	Vasta Platform Ltda. (“Vasta’s Parent Company”)

•	Somos Educação S.A. (“Somos”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Editora Ática S.A. (“Ática”);

•	Saraiva Educação S.A. (“Saraiva”);

•	Editora Scipione S.A. (“Scipione”);

•	Maxiprint Editora Ltda. (“Maxiprint”);

•	Red Ballon – Somos Idiomas S.A. (“English Star”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”); and

•	Saber Serviços Educacionais S.A. (“Saber”)

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest in Pluri. On February 13, 2020, the Company concluded the acquisition of the entire ownership interest in Mind Makers, see Note 5.

On July 23, 2020, prior to the completion of the Initial Public Offiering – IPO (note 1.3), the Board of Directors’ Meeting approved the Contribution Agreement formalizing by Vasta’s Parent Company and the Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital on amount R$ 2.426 in cash on July 23, 2020.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

As all the entities that were involved in the corporate restructuring were under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by the Cogna Group and did result in an overall change in the shareholding structure.

On November 20, 2020, the Company acquired an ownership interest in Meritt Informação Educacional Ltda. See Note 5.

On December 31, 2020 the Consolidated Financial Statements are comprise by the following entities, which are all fully owned by Company:

•	Vasta Platform Ltd. (“Vasta’s Parent Company”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”);

•	A & R Comercio e Serviços de Informática Ltda. (“Pluri”);

•	Mind Makers Editora Educacional (“Mind Makers”); and

Meritt Informação Educacional Ltda. (“Meritt”).

1.3 Initial public offering

On July 31, 2020 the Company held its public offering at amount of US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offering”), reaching the total amount of US$ 333,522 (R$ 1,836,317) with the issuance of 18,575,492 Vasta’s class A common shares. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 141,173, net of taxes.

2.	Basis of preparation and presentation of the Consolidated Financial Statements and Combined Carve-out Financial Statements

The Consolidated and Carve-out Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

a.	Vasta Platform’s Combined Carve-out Financial Statements

The combined financial statements were prepared until July 23, 2020 (completion of corporate restructuring described in note 1.2) and for the year ended as of December 31, 2019 and for the period from October 11 to December 31, 2018.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to delevop accounting standards, other financial accounting literature and acceptable industry practices.

The Combined Carve-out Financial Statements have been prepared in order to present the Business’ historical financial condition, the performance of its operations and its respective cash flows, The Combined Carve-out Financial Statements materially reflect the financial statements of the “K-12 curriculum” private business as if it were operated as a separate entity from the Parent Entity.

The combined carved-out assets, liabilities and results of operations of the Business arebased on the historical accounting records of the Parent Entities. The balances in trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Carve-out expenses related to salaries, social contribution and share-based programs, including those related to the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Cogna Group, were allocated to the Business through assessment of the nature of the tasks performed by the Parent Entity’s key personnel and employees and their connection with the activities of the Business.

Historically, Cogna Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on the relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general and administrative expenses in the combined carve-out statement of profit or loss and other comprehensive income.

Cash and cash equivalents and changes in cash flows, of Somos Sistemas, Livro Fácil Ltda. and Colégio Anglo, held locally and specifically related to the operations of the Business, have been included in the combined carve-out financial statements. Except for those entities, allocated costs and expenses have generally been considered to have been paid by the Parent Entities in the year in which the costs were incurred. Amounts receivable from or payable to the Parent Entities have been classified in the combined carve-out statement of financial position within under “Parent’s company net investment”. The Business reflected the cash received from and expenses paid by the Parent Entities on behalf of the Business’operations as a component of “Net investment” in the combined carve-out statement of changes in parent’s company net investment and combined carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions, and estimates, including those used to prepare the combined carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions that were applied in the combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’s future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during the period presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

All significant intercompany transactions and balances within the Business have been eliminated.

Reconciliation of the Parent Company’s Net Investment and the Company’ s shareholders’ equity as of July 23, 2020

	Parent Company’s Net Investment	Adjustment	Compnay’s shareholders’ equity
Shares issued upon legal reorganization	3,093,748	29,497	3,123,245
Share-based compensation reserve	-	(686)	(686)
Accumulated losses for the period (i)	-	(28,811)	(28,811)
	3,093,748	-	3,093,748

(i) The capital contributed by the controlling shareholders in the Vasta Platform’s share capital was calculated based on the Carve-out Equity prior to the contribution of the investment from Cogna to Vasta Platform amounting to R$ 3,123,245. the amount of R$ 28,811 refers to net income for the period from January 1, 2020 to contribution date.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

b.	Vasta’s Consolidated Financial Statements

Since July 23, 2020, the Company has prepared the Consolidated Financial Statements which include the accounts of the Company and its consolidated subsidiaries. Since all entites were under common control as of the date of the initial public offering, the results for the year ended December 31, 2020 are presented as if consolidated for the entire year.

c.	Functional and Presentation Currency

The Consolidated and Combined Carve-out Financial Statements are presented in thousands of Brazilian Reals (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

d.	Measurement basis

The Consolidated and Combined Carve-out Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.

3.	Use of estimates and judgements

In preparing the Consolidated and Combined Carve-out Financial Statements, Management has made judgements and estimates that affect the application of Company´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

3.1	Judgements

a.	Determination of the lease period

The Company has lease contracts where it acts as lessee and it is related to warehousing, equipment and computers used to learning systems and education solutions. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be exercised (or not terminated). For leases of warehouses, equipment or even computer used in education solutions, the following factors are normally the most relevant:

▪	If there are significant penalties for termination (or not to extend), the Company is reasonably certain to extend (or not terminate) the lease.

▪	If there are any leasehold improvements with significant residual balances, the Company is reasonably certain to extend (or not terminate) the lease.

▪	Also, the Company considers other factors including past practices related to the use of specific categories of assets (leased or owned assets) as well as the historical length of the leases and the costs and business disruptions required to replace the leased asset. See Note 16.

3.2	Assumptions and estimation uncertainties

a.	Deferred Income tax and social contribution

The liability method is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases. The amount of deferred

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable income. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to reduce income taxes expenses, therefore, deferred tax assets are subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets. See Note 22b.

b.	Provision for risks of tax, civil and labor losses

The Company is a party to judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursements by the Company, in connection of such losses, include the evaluation of available evidence as well the opinion of internal and external legal advisors. See Note 21.

c.	Impairment losses on trade receivables

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward looking estimates at the end of each reporting period. Due to the risk caused by market conditions resulting from the COVID-19 crisis the Company has monitored in consistent manner in order to assess predictive adjustments in order to mitigate the risk of credit losses during the current year and forthcoming. Note 10c.

d.	Provision for inventory obsolescence

When estimating its provision for inventory obsolescence, the Company applies relevant assumptions to determine the level of inventory obsolescence, from editorial information (aging analysis) to commercial imputs regarding prospective sales. All those assumptions depend on the level of regular assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in the inventory. See Note 11.

e.	Impairment of Goodwill

The Company annually tests goodwill for impairment based on the recoverable amounts of Cash Generating Units (CGUs), determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for a foreseeable future and it do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The scenario analysis became more challengeable in period of uncertainties regarding the economic environment caused by COVID-19 and its impacts on the demand curve, since the schools either closed or worked with time restriction in some locations. Therefore, all those marketing assumptions took those elements into consideration. The key assumptions used to determine the recoverable amount of the different CGUs are disclosed and further explained in Note 13.

f.	Rights to Returned Goods and Refund Liabilities

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized. See Note 17.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly. See Note 11.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

The judgments over this estimate are critical once the historical demand is harmed by macroeconomic effects such as the demand curve caused by COVID-19. The Company reviewed the impacts on the provision for returs as of December 31,2020 and did not identify relevant adjustments on the Consolidated Financial Statements as of December 31, 2020.

g.	Restricted share units and its basis of measurement

The Company has restricted share units and in July 2020, increased the participation of eligible persons in the creation of value and profitability for the Company by providing such persons with an opportunity to obtain restricted share units and thus provide an increased incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. This plan is named as Long-Term Compensation plan- “ILP”. This plan is incurred during a vesting period, when the Company will pay a fixed number of shares based on a fixed price (determined on the grant date) during the vesting period of five years. See Note 23.

h.	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 7.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 23.

4.	New accounting policies and significant accounting policies adopted

4.1 New accounting polices and changes

The Company assessed the new accounting policies and interpretations applied to IFRS. The new accounting policies adopted and effective beginning January 1, 2020, none had a material mpact on financial reporting. For those that are effective since January 1, none were early adopted, and none are expected to have a material impact on financial reporting. See summarized below:

•	Definition of a Business – Amendments to IFRS 3

•	Definition of Material – Amendments to IAS 1 and IAS 8

•	Amendmens to References to Conceptual Framework in IFRS Standards

•	Covid 19 Related Rent Concessions – Amendment to IFRS 16

•	Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, and IFRS 7

The Company assessed the content of these pronouncements and did not identify any impacts.

4.2	Significant accounting policies

The significant accounting policies applied in the preparation of the Consolidated Financial Statements are presented below. These policies have been consistently applied in the periods presented herein.

a.	Cash and Cash Equivalents

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Cash and cash equivalents include cash on hand, bank deposits and highly liquid short-term investments and have maturities of three months or less from the date of purchase and that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

b.	Financial Assets and Liabilities

i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way the Company manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•	The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the performance of the portfolio is evaluated and reported to the Company’s Management;

•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;

•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or on the contractual cash flows obtained; and

•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated with outstanding principal amount during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Company considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. This includes evaluating whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Company considers the following:

•	contingent events that change the amount or timing of cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	the prepayment and the extension of the term; and

•	the terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

Due to their nature, for the year ended on December 31, 2020 the Company’s financial assets are classified as “measured at amortized cost”.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Financial assets are not reclassified after initial recognition, unless the Company changes the business model for the management of financial assets, in which case all financial assets affected are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured as amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such upon initial recognition.

Due to their nature, for the year ended December 31, 2020 the Company’s financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivables are initially recognized on the date they were originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in Profit or Loss.

Financial assets are derecognized when the rights to receive the cash flows expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss", as well as interest income accrued over “Assets measured at amortized cost”, are presented in Profit or Loss under "Finance income" in the period in which they arise.

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Company also derecognizes a financial liability when the terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in Profit or Loss.

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the Consolidated Statement of Financial Position as of December when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

iv.	Impairment of financial assets

The Company assesses on a prospective basis the expected credit loss (“ECL”) associated with its financial asset instruments carried at amortized cost, with accruals and reversals recorded in the Statement of Profit or Loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contractual terms and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk, where:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

•	expected credit losses were calculated in a range of 12 months, and they are recorded when there is no significant forecast in the credit risk. The 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or a shorter period if the expected life of the instrument is less than 12 months);

•	In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Company applied the simplified approach permitted by IFRS 9 and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 10.c.

c.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods and work in process comprises third party printing costs, raw materials, and editorial costs (e.g. design costs, direct labor, other direct costs and related production overheads).

Editorial costs incurred during the development phase of a new product are presented within inventories as “Work in Process”, once materials are substantially reviewed on a yearly basis. After the commercialization begins, any subsequent costs incurred is recognized within the profit or loss as “costs of goods sold and services”, according to the accrual period on which the services are rendered.

The Company records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in inventory.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories.

d.	Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to Profit or Loss during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years

Property, buildings, and leasehold improvements	5-20
IT equipment	3-10
Furniture, equipment and fittings	3-10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company did not identify changes in the useful life at December 31, 2020, 2019 and 2018.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in Profit or Loss when control of the asset is transferred. See Note 12.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

e.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. See Note 5.

f.	Intangible Assets and Goodwill

The Company’s intangible assets are mostly comprised of software; trademarks; contractual portfolio and goodwill. Those items are further described below:

a.	Goodwill

Goodwill arising on the acquisition of subsidiaries is measured as set out in Note 13.

b.	Software

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones. Directly attributable costs that are capitalized as part of the software product / project include the software / project development employee costs and an appropriate portion of significant direct expenses.

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets is amortized using straight-line method over its estimated useful lives, not greater than five years. The Company did not identify changes in the useful life at December 31, 2020, 2019 and 2018.

c.	Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years. The Company did not identify changes in the useful life at December 31, 2020, 2019 and 2018.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

d.	Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationship has an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (from twelve to thirteen years). The Company did not identify changes in the useful life at December 31, 2020, 2019 and 2018.

e.	Platform content

Development expenditure with platform content is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses. Amortization is calculated on the straight-line method over their estimated useful lives, over their estimated useful lives of 3 years. The Company did not identify changes in the useful life at December 31, 2020, 2019 and 2018.

g.	Copyrights

The Company accounts for different copyright agreements as follows:

i.	Copyrights are paid to the authors of the content included in the textbooks produced by the Company and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

ii.	In some instances where the authors maintain the legal title of the copyrights, contracts require the prepayment of part or even the full down payment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the Consolidated Statement of Financial Position and charged to Profit or Losswhen the books are sold based on the related sales forecast. The Company reviews regularly the forecast sales to determine if an impairment is required.

iii.	When the Company purchases permanently the legal title of the copyright from the authors, the amounts are capitalized in “Intangible Assets and Goodwill” as “Other intangible assets”and are amortized on the straight-line method over their estimated useful lives, which are not greater than 3 years, which the Company used to renew its content.

h.	Impairment of non-financial assets.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate potential impairment, at the end of each fiscal year.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units – CGU’s). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in profit or loss is not reversed. See Note 5.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

i.	Bonds and Financing

The Bonds and financing are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the the proceeds (net of transaction costs) and the total amount payable is recognized in consolidated profit and loss over the period of the bonds and financing using the effective interest rate method.

Following initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Bonds and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period. Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to be prepared for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred. See Note 14.

j.	Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk being subsequently recorded as finance cost using the effective interest rate method. The suppliers specifically related to Reverse Factoring are segregated in the Note 15. In addition, the effects of Reverse Factoring on Cash Flows are recognized in “Cash flow from operating activities”.

k.	Leases

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term, as the majority of the Company’ leases are related to property leases.

ii.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The accounting amount of the lease liabilities is remeasured if there is a change in the term of the lease, a change in fixed lease payments or a change in valuation to purchase the right-of-use asset.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

iii.	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease.

iv.	Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

l.	Provision for tax, civil and labor losses

The provisions for risks related to lawsuits and administrative proceedings involving tax, civil and labor matters are recognized when (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which the Company appears as a defendant is assessed by Management on the financial statement’s dates.

Provisions are recorded in an amount the Company believes it is enough to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized in general and administrative expenses when incurred. See Note 21.

m.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated on pre-tax profit basis.

IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilitiesin the Statement of Financial Position. The deferred income tax and social contribution assets are fully accounted for , except when it is not probable that assets will be recovered by future taxable income.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis. See Note 22.

n.	Employee Benefits

The Company has the following employee benefits:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Company has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Company also provides its commercial team with commissions calculated considering existing sales and revenue targets that are periodically reviewed. These amounts are accrued in “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being made twice a year. Since commissions are paid based on the annual sales of each contract, the Company elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Company offered a defined contribution plan to its employees and once the contributions have been made, the Company has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e employees have rendered services entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses in Profit or Loss.

c.	Share-based Payments

The Company compensates part of its Management and some employees through share-based compensation by plans involving Restricted Share Units or “RSU”. The RSU plans are based on Company shares, through a fixed share price (market price) determined on the grant date which the Company has the obligation of delivering shares without cash settled payment. The Share based payment is divided in the following:

(i)	Bonus from the Initial Public Offering – “IPO” – Refers to the RSU plan whereby some employees, own management and Cogna management received a fixed number of Company shares based on a fixed price due to the IPO held on July 31, 2020. All plan became vested as result of IPO. As consequence, the full impact of the plan has been recorded in the profit and loss and the share-based compensation reserve in equity. See Note 23.

(ii)	Long Term Investment – “ILP” – Refers to RSU plans for which some Company management and employees are eligible. In those plans the Company will deliver a fixed number of shares at a fixed share price measured at the Plan’s inception. The Company recognizes the expense and inherent labor taxes related to the RSU plan in profit and loss. In addition, the effects of the constructive obligation are recognized in Financial Position under Equity Reserves and the corresponding taxes under “Salaries and Contributions”. See Note 23.

d.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary resignation in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: (i) when the Company can no longer withdraw the offer of those benefits; and (ii) when the entity recognizes costs for a restructuring and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

o.	Shareholders’ Equity

Until July 23, 2020 the Company presented its financial statement based on the combined carve-out as mentioned in Note 2, where the capital reserves were not presented and all effects were recorded in Parent Company’s Net Investment. As a consequence of the restructuring completed on July 23, 2020, the Company presented its consolidated financial statements considering a new basis of preparation where the share capital, capital reserve and accumulated losses were disclosed. See also Note 2.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Since July 1, 2020, amounts previously recorded in Parent Company’s net investment in Equity have been recorded as net income and portions were reclassified to share capital and capital reserve, see Note 2.b.

i.	Share Capital

On December 31, 2020, the Company’s share capital is R$ 4,787,432, divided into 83,011,585 shares of which 64,436,093 are Class B shares held by Cogna Group and 18,575,492 are Class A common shares held by others.

ii.	Capital reserve

The breakdown of capital reserves is arising from share-based payment in the amount of R$38,962, see Note 23.

p.	Revenue Recognition

The Company generates most of its revenue from the sale of textbooks (“publishing” when sold as standalone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transactions or term contracts with an average period from three to five years.

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when the Company delivers the content in printed and digital format.

The Company also sells its products directly to students and parents through its e-commerce platform. Since the Company obtains control of the goods sold before they are transferred to its customers, the Company assessed the principal versus agent relationship and determined that it is a principal in the transaction. Therefore, revenue is recognized in a gross amount of consideration to which the Company is entitled in exchange for the specified goods transferred.

Due to the nature of the Company’s operations, sale of printed and digital textbooks and learning systems is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover the goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Company also provides other types of complementary educational solutions, preparatory courses for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and others are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Company believes this is an appropriate measure of progress toward satisfaction of performance

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

obligations as it is the most accurate measure of the consideration to which the Company expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes. See Note 24.

q.	Taxes on Revenues

The Company and its affiliates benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provides that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or PIS) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). Tax exemption available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court rendered on March 8, 2017.

The services revenues are subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipality service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

r.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Company’s own credit risk.

If there is no price quoted on an active market, the Company uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Company measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with enough frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Company determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in Profit or Loss on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication of the reliability of the inputs used in determining fair value, the Company has classified its financial instruments according to the judgements and estimates of the observable data as much as possible. The fair value hierarchy is based on the degree to which the fair value used in the valuation techniques is observable, as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

5	Business Combinations

As mentioned in Note 1, the Company concluded some acquisition to improve its portfolio of educational solutions on January 7, 2020 and February 13, 2020 and November 20, 2020, respectively Pluri, Mind Makers and Meritt. The company’s direct/indirect interest in subsidaries is presented below:

December 31, 2020
Interest (%)
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%
Colégio Anglo São Paulo	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%

As of December 31, 2020, the Company’ business combinations are described below:

A & R Comercio e Serviços de Informática Ltda. (“Pluri”), Mind Makers Editora Educacional (“Mind Makers”) and Meritt Informação Educacional Ltda (“Meritt”).

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 1,706 over the life of the earn-out period.

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and social and emotional skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, R$ 10,000 of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 5,421 over the life of the earn-out period.

On November 20, 2020, the Company acquired the ownership interest of Meritt Informação Educacional Ltda. in order to improve its current integrated educational platform of educational assessments, which will allow the Company to monitor students’ performance and educational tests in real time, as well as improvements in randomization in test questions and alternatives. The purchase price was R$ 3,500, of which R$ 3,200 was paid in cash and R$ 300 in installments that are still outstanding and accrue contractual charges according to the CDI. The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 over the life of the earn-out period.

The acquisitions were accounted for using the acquisition method of accounting , i.e. the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	Pluri	Mind Makers	Meritt (v)	Total
Current assets
Cash and cash equivalents	1,820	528	894	3,242
Trade receivables	1,687	3,303	-	4,990
Inventories (iv)	15,338	-	-	15,338
Prepayments	695	62	-	757
Taxes recoverable	746	2	4	752
Other receivables	2,905	-	-	2,905
Total current assets	23,191	3,895	898	27,984

Non-current assets
Property, plant and equipment	122	89	-	211
Other intangible assets	1,340	-	-	1,340
Intangible assets - Customer Portfólio (iii)	4,625	-	-	4,625
Intangible assets - Trademarks (ii)	-	16,060	-	16,060
Total non-current assets	6,087	16,149	-	22,236

Total Assets	29,278	20,044	898	50,220

Current liabilities
Suppliers	10,205	26	-	10,231
Salaries and social contributions	190	120	2	312
Taxes payable	13	10	10	33
Income tax and social contribution payable	298	80	-	378
Contract liabilities and deferred income	322	267	-	589
Total current liabilities	11,028	503	12	11,543

Non-current liabilities
Bonds and Financing	-	998	-	998
Other liabilities	364	-	-	364
Total non-current liabilities	364	998	-	1,362

Total liabilities	11,392	1,501	12	12,905

Net assets (A)	17,886	18,543	886	37,315
Total of Consideration transferred (B)	27,706	23,621	7,530	58,857
Goodwill (B – A) (i)	9,820	5,078	6,644	21,542

(i) Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the acquiror, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spins off the companies acquired) and therefore the tax and accounting bases of the net assets acquired are the same as of the acquisition date.

(ii) Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated taking into account the contractual customer relationships existing on the acquisition date; royalty fees of 7.2% were used based on the market rates of companies with similar activities as the Company, which represents a market rate; finally, the discount rate (Weighted Averaged Cost of Capital (“WACC”)) used was 0.22% p.a.

(iii) The following assumptions were used to determine the customer portfolios: an average contract termination period of eight years and seven months; a nominal discount rate of 12.6% p.a. was used, which is equivalent to the WACC plus an additional risk premium of 0.07.

(iv) Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of the Company’s business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Fair values measured on a provisional basis – The fair value of Meritt’s intangible assets (patented technology and customer relationships) has been measured provisionally, pending completion of an independent valuation.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

From the date of acquisition to December 2020, Pluri, Mind Makers and Meritt contributed to revenue in the Consolidated Financial Statements as of December 31, 2020 in the amount of R$ 40,041; R$ 7,891 and R$ 43 respectively, and net profit (loss) for the year of R$ 111; R$ 1,052 and R$ (207).

If the acquisitions had been concluded on January 1, 2020, the Company estimates its combined (include Company and the acquistitions of Pluri, Mind Makers and Meritt) net revenue from sales and services would have been R$ 1,043,205 and Net loss of R$ (41,360) for the year ended December 31, 2020.

6	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also periodically reviewed or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies and limits.

The Company maintained its approach and strong cash and marketable securities position, as well as its treasury policy, during the crisis caused by the COVID-19 pandemic.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Group’s Board of Directors monitors such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.       Market risk - cash flow interest rate risk

This risk arises from the possibility of the Company incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	December 31, 2020	December 31, 2019	Interest rate
Bonds
Private Bonds – 5th Issuance - serie 1 (Note 14)	100,892	101,802	CDI + 1.15% p.a.
Private Bonds – 5th Issuance - serie 2 (Note 14)	102,868	101,765	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - serie 1 (Note 14)	-	305,368	CDI + 0.90% p.a.
Private Bonds – 6th Issuance - serie 2 (Note 14)	206,733	204,047	CDI + 1.70% p.a.
Private Bonds – 7th Issuance - single (Note 14)	381,850	814,086	CDI + 1.15% p.a.
Private Bonds – 8th Issuance - single (Note 14)	-	113,879	CDI + 1.00% p.a.
Financing and Lease Liabilities - Mind Makers (Note 14)	998	-	TJPLP + 5% p.a.
Lease Liabilities (Note 16)	173,103	153,714	IPCA
Accounts Payable for Business Combination (Note 18)	48,055	10,941	100% CDI
Loans from related parties (Note 20)	20,884	29,192	CDI + 3.57%
	1,035,383	1,834,794

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 10 and financial activities that includes reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See (Note 8 and 9).

To mitigate risks associated with trade receivables, the Company adopts sales policy and analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (Note 10).

The Company limits its exposure to credit risks associated with financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Company’ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

Covid 19 - Impacts

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate in the finance markets with transactions such as reverse factoring as long as this credit line is offered by banks and accepted by Company suppliers. See note 6c.

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and the indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity providing to the Company the appropriate undertake with going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Financial liabilities by maturity ranges

December 31, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds (Note 14)	502,882	290,459	-	793,341
Lease Liabilities (Note 16)	18,263	30,968	123,872	173,103
Accounts Payable for business combination (Note 18)	17,132	13,811	17,112	48,055
Suppliers (Note 15)	168,941	-	-	168,941
Reverse Factoring (Note 15)	110,513	-	-	110,513
Other liabilities - related parties (Note 20)	135,307	-	-	135,307
Loans from related parties (Note 20)	20,884	-	-	20,884
	973,922	335,238	140,984	1,450,144

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (2,76% p.a) extracted from BACEN (Brazilian Central Bank) on December 31,2020, being its amounts payable for principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31,2020:

December 31, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds	520,699	300,750	-	821,449
Lease Liabilities	18,836	31,940	127,762	178,538
Accounts Payable for business combination	17,739	14,300	17,718	49,758
Suppliers	168,941	-	-	168,941
Reverse Factoring	117,796	-	-	117,796
Other liabilities - related parties	135,307	-	-	135,307
Loans from related parties	21,667	-	-	21,667
	1,000,986	346,991	145,480	1,493,457

On December 31, 2020, the Company had positive working capital of R$ 503,984 (compared to negative working capital of R$ 326,550 on December 31, 2019) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities.

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital on the basis of the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors adequate financial leverage, and to mitigate risks that may affect the availability of capital in Company development. As a result of the IPO, see Note 2, the Company reduced its net debt improving its gearing ratio and adjusting its capital structure aiming to face new capital challenges from COVID-19 and investing in new ventures through acquisitions.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019

Net debt (i)	970,047	2,141,214

Total equity	4,785,317	3,100,083

Total capitalization (ii)	3,815,270	958,869

Gearing ratio - % - (iii)	25%	223%

(i)	Net debt comprises financial liabilities (note 7) net of cash and equivalents.

(ii)	Refers to the difference between Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 2,76% p.a. as per CDI reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as of December 31, 2020	Base scenario	Scenario I	Scenario II
Financial Assets	101.7% of CDI	300,147	8,418	10,523	12,627
Marketable Securities	104% CDI	491,102	13,774	17,217	20,661
		791,249	22,192	27,740	33,288

Accounts Payable for Business Combination	100% of CDI	(48.055)	(1,325)	(1,657)	(1,988)
Loans from related parties	CDI + 3.57%	(20,884)	(1,321)	(1,465)	(1,609)
Bonds	CDI + 1.15%	(793,341)	(31,002)	(36,472)	(41,942)
		(862,280)	(33,648)	(39,594)	(45,539)

Net exposure		(71,031)	(11,456)	(11,854)	(12,251)

Interest Rate -% p.a	-	-	2.76%	3.45%	4.14%
	-	-	-	25%	50%

7       Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	December 31, 2020	December 31, 2019
Assets - Amortized cost
Cash and cash equivalents	1	311,156	43,287
Marketable securities	1	491,102	-
Trade receivables	2	492,234	388,847
Other receivables	2	124	1,735
Related parties – other receivables	2	2,070	39,946
		1,296,686	473,815

Liabilities - Amortized cost
Bonds and financing	2	793,341	1,640,947
Lease liabilities	2	173,103	153,714
Reverse Factoring	2	110,513	94,930
Suppliers -related Parties	2	-	207,174
Accounts payable for business combination	2	48,055	10,941
Other liabilities - related parties	2	135,307	47,603
Loans from related parties	2	20,884	29,192
		1,281,203	2,184,501

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

The Company’s financial instruments as of December 31, 2020 and December 31, 2019 are recorded in the Consolidated Balance Sheets at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values, Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8       Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	December 31, 2020	December 31, 2019
Cash	13	32
Bank account	10,996	716
Financial investments (i)	300,147	42,539
	311,156	43,287

(i)	The Company invests in a short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 101.7% of the annual CDI rate on December 31, 2020 (101.68% on December 31, 2019). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and correspond to the cash obligations for the period.

9       Marketable securities

a.	Composition

	Credit Risk	December 31, 2020	December 31, 2019
Financial bills (LF)	AAA	149,720	-
Financial treasury bills (LFT)	AAA	341,382	-
		491,102	-

The average gross yield of securities is based on 104% CDI.

10       Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	December 31, 2020	December 31, 2019
Trade receivables	501,498	394,309
Related Parties (Note 20)	22,791	17,062
( - ) Impairment losses on trade receivables	(32,055)	(22,524)
	492,234	388,847

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

b.	Maturities of trade receivables

	December 31, 2020	December 31, 2019
Not yet due	425,327	332,071
Past due
Up to 30 days	8,456	10,403
From 31 to 60 days	10,931	7,505
From 61 to 90 days	8,764	6,071
From 91 to 180 days	15,539	9,506
From 181 to 360 days	18,038	16,813
Over 360 days	12,279	6,894
Total past due	74,007	57,192

Customers in bankruptcy	2,164	5,046
Related parties (note 20)	22,791	17,062
Provision for impairment of trade receivables	(32,055)	(22,524)

	492,234	388,847

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix monthly. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% over customers that filed for bankruptcy, based on historical experience, which has indicated that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of December 31, 2020 and as of December 31, 2019.

Covid 19 Impacts

The Company had approximately 140 days of days of sales outstanding as of December 31, 2019 for individual and corporate customer, which increased to 177 days as of December 31, 2020 as a consequence of credit terms extension. All credit limits were granted based on credit sales limits after analyses considering impacts of COVID-19.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

d.	Expected credit losses for aging

	As of December 31, 2020		As of December 31, 2019
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.10%	432	0.67%	2,267
Past due
Up to 30 days	6.19%	523	1.81%	188
From 31 to 60 days	12.92%	1,413	3.12%	234
From 61 to 90 days	20.64%	1,809	5.04%	306
From 91 to 180 days	43.66%	6,785	11.10%	1,056
From 181 to 360 days	51.67%	9,320	45.37%	7,628
Over 360 days	78.26%	9,609	84.13%	5,799
		29,891		17,478
Customers in Bankruptcy (i)	100.00%	2,164	100.00%	5,046
Impairment losses on trade receivables		32,055		22,524

(i)	During the year ended December 31, 2020 and December 31, 2019, the Company’s Management recorded 100% impairment losses from three of its customers that went bankrupt. All those corporate customers were national booksellers that were present in the main cities of the country and therefore were considered as strategic marketplaces for the sale of our published materials to final customers (students, teachers, and schools).

The following table shows the changes in impairment losses on trade receivables for the year ended December 31, 2020 and 2019:

e.	Changes on provision

	December 31, 2020	December 31, 2019	From October 11 to December 31, 2018
Opening balance	22,524	19,397	26,616
Additions	29,870	6,936	5,932
Reversals	(4,855)	(1,975)	(3,649)
Write offs	(15,484)	(1,834)	(9,502)
Closing balance	32,055	22,524	19,397

(i)	The Company recognized an additional provision for expected losses due to COVID-19 effects, caused by temporary activities closing in schools and institutes, determined by States and Municipalities in the year ended December 31, 2020.

(ii)	The Company has assessed credits line alongside its customers, and some credit lines were renegotiated. Because of historical losses and lack of prospects of credit recovery alongside those customers, the Company recognized R$15,484 as write-offs as of December 31, 2020 (R$ 1,834 as of December 31, 2019 and R$ 9,502 from October 11 to December 31, 2018).

11       Inventories

The balance of this account comprises the following amounts:

a.	Composition

	December 31, 2020	December 31, 2019
Finished products (i)	168,328	145,006
Work in process	52,322	34,502
Raw materials	20,485	31,033
Imports in progress	2,642	1,143
Right to returned goods (ii)	5,855	10,552
	249,632	222,236

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

(i)	That amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers where customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations. The right to returned goods provision has been reducing due to changes in the commercial approach alongside with main distributors that allows the Company to be more assertive on sales, even in times of COVID- 19, even though sales returns as of December 31, 2020 increased against 2019. See Note 24.

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

b.	Changes in provision

	December 31, 2020	December 31, 2019	From October 11 to December 31, 2018
Opening balance	69,080	72,410	75,508
Additions	8,783	9,331	66
(Reversals)	(4,726)	(2,500)	(3,164)
Inventory losses (i)	(10,927)	(10,161)	-
Closing balance	62,210	69,080	72,410

(i)	In each year, the Company adjusts inventory based on physical inventory counts conducted in the last quarter of each year.

Covid 19 Impacts

The Company assessed its inventories and corresponding accounting estimates and as result did not identify relevant impacts due to obsolescence or depreciation of inventories due to COVID-19 and its effects.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

12       Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		December 31, 2020			December 31, 2019
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value

IT equipment	10% - 33%	27,036	(25,557)	1,479	26,244	(23,758)	2,486
Furniture, equipment and fittings	10% - 33%	36,314	(26,406)	9,908	36,268	(23,902)	12,366
Property, buildings and improvements	5%-20%	51,407	(31,429)	19,978	46,420	(26,738)	19,682
In progress	-	315	-	315	4,538	-	4,538
Right of use assets	12%	241,906	(82,033)	159,873	209,229	(63,793)	145,436
Land	10%	453	-	453	453	-	453
Total		357,431	(165,425)	192,006	323,152	(138,191)	184,961

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets (i)	Land	Total
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions	758	22	828	34	35,925	-	37,567
Additions by business combination	59	152	-	-	-	-	211
Disposals	(25)	(128)	(98)	-	(3,248)	-	(3,499)
Depreciation	(1,799)	(2,504)	(4,691)	-	(18,240)	-	(27,234)
Transfers	-	-	4,257	(4,257)	-	-	-
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006

(i) Refers substantially to IFRS 16, of which R$ 20,358 refer to lease contracts previously signed and renewed based on contractual terms and new lease agreements of R$ 15,567 which the Company considers it part of its digital learning solutions in the computer tablets. See the corresponding lease liability in Note 16.

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2018	3,213	15,010	20,177	-	-	19,906	58,306
Opening balance - IFRS 16	-	-	-	-	154,681	-	154,681
As of January 01, 2019	3,213	15,010	20,177	-	154,681	19,906	212,987
Additions	1,339	2,958	3,973	4,538	31,177	-	43,985
Disposals	-	(3,827)	-	-	(40,316)	-	(44,143)
Depreciation	(2,066)	(1,775)	(4,468)	-	(19,559)	-	(27,868)
Transfers (i)	-	-	-	-	19,453	(19,453)	-
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961

The Company assesses, at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of and for the years ended December 31, 2020, 2019 and 2018.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

13       Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		December 31, 2020			December 31, 2019
	Weighted average amortization rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	15%	204,213	(120,798)	83,415	276,542	(200,217)	76,325
Trademarks	5%	631,935	(58,349)	573,586	614,958	(30,923)	584,035
Customer Portfolio	8%	1,113,792	(184,934)	928,858	1,109,388	(98,666)	1,010,722
Goodwill	-	3,307,805	-	3,307,805	3,286,263	-	3,286,263
Platform content production	33%	53,069	(29,248)	23,821	28,880	(19,454)	9,426
In progress	-	999	-	999	14,051	-	14,051
Other Intangible assets	33%	38,283	(32,040)	6,243	18,090	(13,527)	4,563
		5,350,096	(425,369)	4,924,726	5,348,172	(362,787)	4,985,385

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Platform content production (i)	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385
Additions	11,813	-	-	24,189	603	6,188	-	42,793
Additions by business combination (note 5)	-	4,625	16,060	-	1,340	-	21,542	43,567
Disposals	(77)	-	-	-	(87)	-	-	(164)
Amorization	(23,861)	(86,517)	(26,506)	(9,794)	(176)	-	-	(146,854)
Transfers	19,215	28	(3)	-	-	(19,240)	-	-
At December 31, 2020	83,415	928,858	573,586	23,821	6,243	999	3,307,805	4,924,726

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include substantially “Plurall Digital Transformation” in the amount of approximately R$ 19 million, and project related to learning systems, in the amount of R$ 9 million, which had its investments accelerated due to education demands created by COVID-19 pandemic.

Covid 19 Impacts

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, given that they are considered essential for long-term growth, and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance indicator reports.

In addition, as mentioned in Note 5 and Note 29, the Company concluded or is about to conclude business acquisitions, which will bring to the K12 business a relevant portfolio of educational solutions and increase the base of students served by the Company.

The Company will continue to evaluate COVID impacts on its business and cash flow and may postpone its plans to expand through acquisitions or investments.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2018	60,088	1,093,885	610,541	-	6,062	30,098	3,286,263	5,086,937
Additions	19,897	-	-	10,220	-	7,344	-	37,461
Disposals	-	-	-	-	(1,950)	-	-	(1,950)
Amorization	(18,794)	(83,163)	(26,506)	(794)	(7,806)	-	-	(137,063)
Transfers	15,134	-	-	-	8,257	(23,391)	-	-
At December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385

Goodwill impairment test

During the year, the Company evaluated circumstances that could indicate impairment of its goodwill caused by impacts of Covid-19 and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests conducted by the Company on April 30, 2020, showed that no adjustments were required to these assets.

The Company performed its annual impairment test on December 31, 2020 and 2019. The Company tests at least annually the recoverability of the carrying amount ofeach operating segment. The process ofestimating these values involves the use ofassumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 27), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,297,077
Digital Platform	10,728
3,307,805

The recoverable amount of a CGU has been determined based on value-in-use calculations. These calculations use pre-income tax and social contribution cash flow projections based on financial budget approved by management covering a period of eight years. Cash Flows beyond that period are extrapolated using growth rates. The growth rate does not exceed the long-term average growth rate for the business that CGU operates.

For each of the CGUs, the key assumptions, long-term growth rate and discount rate used in the value-in-use calculations are stated in the table below. In addition, the recoverable amount is also disclosed in the table. The key assumptions used for value-in-use calculations as of December 31, 2020 and 2019 are as follows:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

		2020
	Content and Edtech Platform	Digital Platform
Growth rate - %	15.4%	34.2%
Discount rate - %	10.22%	10.22%
Growth rate (%) in perpetuity	7.1%	7.1%
Years projected	8	8

		2019
	Content and Edtech Platform	Digital Platform
Growth rate - %	13.1%	28.7%
Discount rate - %	10.08%	10.08%
Growth rate (%) in perpetuity	6.1%	6.1%
Years projected	8	8

Growth rate is based on assumptions defined by the Company’s management, underpinned by business performance compared with other competitors and based on internal measures (new initiatives and services provided) taken into consideration. The discount rate is determined by individual WACC (weighted average working capital), net of income taxes.

The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

As of December 31, 2020, goodwill was subject to impairment testing; no adjustments were considered necessary.

(i)	Impairment of other intangible assets and in progress

There were no indications of impairment of intangible assets for the year ended December 31, 2020. Additionally, intangible assets stated as “in progress” were assessed for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

14       Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2019	Additions by business combination (i)	Payment of interest	Payment (ii)	Interest accrued	Transfers	December 31, 2020
Bonds with Related Parties	440,947	-	(49,369)	(852,135)	52,900	910,400	502,743
Finance Leases	-	-	(35)	-	35	139	139
Current liabilities	440,947	-	(49,404)	(852,135)	52,935	910,539	502,882

Bonds with Related Parties	1,200,000	-	-	-	-	(910,400)	289,600
Finance	-	998	-	-	-	(139)	859
Non-current liabilities	1,200,000	998	-	-	-	(910,539)	290,459

Total	1,640,947	998	(49,404)	(852,135)	52,935	-	793,341

(i)	On November 21, 2018, MindMakers, which became a subsidiary of the Company in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676, maturing on November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal.

(ii)	On August 4, 2020, the Company, substantially settled bonds with related parties amounting to R$ 852,135 and R$ 29,864, respectively principal and interest, as follow: 7th Issuance, 1st series – R$ 310,918; 8th Issuance R$ 448,826 and 9th Issuance 115,591. In addition, the Company settled only interest on the following bonds: 7th Issuance, 2nd series – R$4,671 and 6th Issuance, 2nd series – R$ 1,994. This measure is part of a commitment with shareholders through the IPO.

	At December 31, 2018	Capitalization of bonds (i)	Contribution of bonds (ii)	Payment of interest	Interest accrued	Transfers (iii)	December 31, 2019
Bonds	338,556	(186,617)	417,030	(88,732)	63,620	(102,910)	440,947
Finance lease	1,303	-	-	-	-	(1,303)	-
Current liabilities	339,859	(186,617)	417,030	(88,732)	63,620	(104,213)	440,947

Bonds	1,300,000	(1,321,680)	1,118,770	(28,964)	28,964	102,910	1,200,000
Finance leases	18,608	-	-	-	-	(18,608)	-
Non-current liabilities	1,318,608	(1,321,680)	1,118,770	(28,964)	28,964	84,302	1,200,000

Total	1,658,467	(1,508,297)	1,535,800	(117,696)	92,584	(19,911)	1,640,947

(i)	On September 28, 2019, the Cogna Group approved the capitalization of the 4th issuance and 5th issuance private bonds, in the amount of R$1,508,297, increasing the Parent Company’s Net Investment in the combined carve-out financial statements.

(ii)	On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,801 of the amount should be transferred to the Business through the Corporate Restructuring. Through this process, the Business was subject to the following contractual terms: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions, Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loans are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.

(iii)	Due to the adoption of IFRS 16, ‘Finance Leases’ balances were transferred to “Lease Liabilities”.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

a.	Bonds’ description

See below the bonds outstanding:

As of December 31, 2020
Subscriber	Related Parties	Related Parties	Related Parties	Related Parties
Issuance	5th	5th	6th	7th
Serie	Serie 1	Serie 2	Serie 2	Single
Date of issuance	03/15/2018	08/15/2018	08/15/2017	08/15/2018
Maturity Date	03/15/2021	08/15/2023	08/15/2022	08/16/2021
First payment after	60 months	60 months	60 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.15% p.a.	CDI + 1.00% p.a.	CDI + 1.70% p.a.	CDI + 1.15% p.a.

Principal amount (in million R$)	100	100	200	378

b.	Bond’s maturities

The maturities range of these accounts are as follow:

	December 31, 2020
Maturity of installments	Total	%
2021	502,882	63.4%
2022	238,881	30.1%
2023	51,051	6.4%
2024 onwards	527	0.1%
Total non-current liabilities	290,459	36.6%

	793,341	100.0%

	December 31, 2019
Maturity of installments	Total	%
2020	440,947	26.9%
2021	1,000,000	60.9%
2022	100,000	6.1%
2023 onwards	100,000	6.1%
Total non-current liabilities	1,200,000	73.1%

	1,640,947	100.0%
c.	Debit commitment

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,800 of the amount should be transferred to the Company through the Corporate Restructuring. Through this process, the Company is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loans are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.

The Company complied with all debit commitment in the period applicable on December 31, 2020 and 2019.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

15       Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	December 31, 2020	December 31, 2019
Local suppliers	128,639	98,824
Related parties (note 20)	20,985	1,219
Copyright	19,317	28,685
Reverse factoring (i)	110,513	94,930
	279,454	223,658

(i) Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk.

16       Lease liabilities

	December 31, 2020	December 31, 2019
Opening balance	153,714	-
Initial application - IFRS 16	-	153,872
Transfers (note 13)	-	19,911
Additions for new lease agreements (ii)	35,925	31,177
Cancelled contracts (i)	(3,429)	(34,852)
Renegotiation -COVID impact 19	(688)	-
Interest	15,091	16,312
Payment of interest	(14,675)	(8,685)
Payment of principal	(12,835)	(24,021)
Closing balance	173,103	153,714

Current liabilities	18,263	7,101
Non-current liabilities	154,840	146,613
	173,103	153,714

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

(i)	The cancelled contracts on December 31,2020 totaled R$ 3,429 (R$ 34,852 as of December 31,2019) and refer mainly to cancellation of lease agreements of the administrative properties leased by the Company.

(ii)	Refers to new lease agreements in amount of R$ 35,925 being R$ 20,358 referred to lease agreements previously engaged and renewed based on contractual terms and new lease agreements R$ 15,567 which the Company has embed part of its digital learning solutions in the computer tablets being part of them which the Company has embed part of its digital learning solutions in the computer tablets. Those new sublease agreements (digital learning) refer to lease terms of 36 months, which the rates negotiated are 10,3% p.a to 10,88% p.a depending on the contract.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the year ended December 31, 2020 and 2019:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	For the year ended December 31,
	2020	2019
Fixed Payments	27,510	32,706
Payments related to short-term contracts and low value assets, variable price contracts (note 24)	14,278	20,375
	41,788	53,081

Business’ lease operations are not subject to any financial covenants.

17       Contract liabilities and deferred income

The balance of this account comprises the following amounts:

	December 31, 2020	December 31, 2019
Refund liability (i)	42,005	45,248
Sales of employees' payroll (iii)	2,348	4,173
Deferred income in leaseback agreement (ii)	6,665	7,500
Other liabilities	2,689	1,603
	53,707	58,524

Current	47,169	49,328
Non-current	6,538	9,196
	53,707	58,524

(i) Refers to the customers right to return products.

(ii) In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which will be appropriated according to the lease term of the property (120 months).

(iii) Refers to deferred income related to the sale of a 5-year exclusivity to process our Company employees’ payroll to Banco Itaú for R$ 7,000 thousand, in August 2017. This income will be recognized on a straight-line basis throughout the contract term as “Other Operating income” as the Company believes that the rights of exclusivity are transferred to Itaú over this year.

18       Accounts payable for business combination

	December 31, 2020	December 31, 2019
Pluri (a)	12,817	-
Mind Makers (b)	15,000	-
Livro Fácil	15,907	10,941
Meritt (c)	4,331
	48,055	10,941

Current	17,132	1,772
Non-current	30,923	9,169
	48,055	10,941

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
Opening balance	10,941	10,708
Additions	58,857	-
Payment	(26,389)	-
Interest adjustment	1,568	52
Others	3,078	181
Closing balance	48,055	10,941

(a)	A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of Pluri for R$ 26 million, of which R$ 15,6 million was paid in cash, R$ 10,4 million in installments and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$1,7 million over the life of the earn-out period.

(b)	Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of Mind Makers for R$ 18,2 million, of which R$ 10 million was paid in cash and R$ 8,2 million in installments and and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$5,4 million over the life of the earn-out period.

(c)	Meritt Informação Educacional Ltda. (“Meritt”)

On November 20, 2020, the Company concluded the acquisition of Meritt for R$ 3,5 million, of which R$ 3,2 million was paid in cash and R$ 0,3 million in installments and are still outstanding and accrued contractual CDI charges. The agreement is also subject to certain earn-outs that could increase the purchase price by an additional R$4,0 million over the life of the earn-out period.

The maturities of such balances as of December 31, 2020 are shown in the table below:

	As of December 31, 2020
Maturity of installments	Total	%
2021	17,132	35,7

2022	13,811	28,7
2023	17,112	35,6
Total non-current liabilities	30,923	64,3

	48,055	100,0

The maturities of such balances as of December 31, 2019 are shown in the table below:

	As of December 31, 2019
Maturity of installments	Total	%
2020	1,772	16,2

2021	1,030	9,4
2022	3,090	28,2
2023	5,049	46,2
Total non-current liabilities	9,169	83,8

	10,941	100,0

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

19       Salaries and Social Contribution

	December 31, 2020	December 31, 2019
Salaries payable	15,891	20,658
Social contribution payable (i)	30,511	9,532
Provision for vacation pay	15,920	13,213
Provision for profit sharing (ii)	5,880	18,333
Others	921	12
	69,123	61,748

(i)	Refers to the effect of social contribution over restricted share units compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management. In 2020 some metrics were reviewed over COVID-19 basis and part of provision was reversed. According to the Company policy, the provision for profit sharing will be paid in the second quarter of 2021.

20       Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that pertain to the Cogna Group. The effect of these transactions is reflected in this Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item d.

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	Other receivables (i)	Trade receivables (Note 10)	Indemnification asset (note 20b)	Other payments (ii)	Loans (iii)	Suppliers (note 15a)	Bonds (note 14)
Cogna Educação S.A.	-	-	153,714	1,354	20,884	-	691,451
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-	-
Editora Atica S.A.	-	1,193	-	72,158	-	7,392	-
Editora Scipione S.A.	-	414	-	13,408	-	1,386	-
Centro Educacional Leonardo Da Vinci SS	-	63	-	-	-	-	-
Maxiprint Editora Ltda.	13	367	-	-	-	26	-
Pax Editora E Distribuidora Ltda.	-	-	-	-	-	-	-
Saraiva Educacao S.A.	-	804	-	36,454	-	8,010	-
Colegio Visao Eireli	-	115	-	-	-	-	-
Colegio Manauara Lato Sensu Ltda.	-	2,838	-	-	-	173	-
Pitagoras Sistema De Educacao Superior Ltda.	-	127	-	-	-	-	-
Somos Idiomas SA	79	-	-	-	-	-	-
SGE Comercio De Material Didatico Ltda.	-	6	-	41	-	661	-
Sistema P H De Ensino Ltda.	-	2,348	-	2,116	-	163	-
Escola Mater Christi Ltda.	-	216	-	-	-	104	-
Somos Educação S.A.	-	-	-	-	-	-	-
Saber Serviços Educacionais S.A.	1,686	3,710	-	-	-	2,658	100,892
Acel Adminstração de Cursos Educacionais Ltda	-	2,899	-	-	-	36	-
Educação Inovação e Tecnologia S.A.	-	-	-	229	-	0	-
Somos Operações Escolares S.A.	292	980	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda.	-	231	-	-	-	36	-
Colégio Motivo Ltda.	-	1,250	-	-	-	249	-
Colégio JAO Ltda.	-	772	-	-	-	-	-
Editora E Distribuidora Educacional S.A.	-	528	-	9,547	-	89	-
Colégio Ambiental Ltda	-	315	-	-	-		-
Conlégio Cidade Ltda	-	155	-	-	-		-
Curso e Colégio Coqueiro Ltda	-	188	-	-	-		-
ECSA Escola A Chave do Saber Ltda	-	435	-	-	-		-
EDUFOR Serviços Educacionais Ltda	-	10	-	-	-		-
Escola Riacho Doce Ltda	-	253	-	-	-		-
Nucleo Brasileiro de Estudos Avançados Ltda	-	391	-	-	-		-
Papelaria Brasiliana Ltda	-	1,478	-	-	-		-
Sociedade Educacional Alphaville Ltda	-	190	-	-	-		-
Sociedade Educacional NEODNA Cuiaba Ltda	-	101	-	-	-		-
	2,070	22,791	153,714	135,307	20,884	20,985	792,343

(i)	Refers to other receivables related to cost sharing agreements where substantially Saber Serviços Educacionais (“Saber”), a Cogna Group entity, takes services from the Company;

(ii)	Refers substantially to “Reverse Factoring” contracts for raw material purchases, specifically graphics and paper, which the Company reimburses Atica and Scipione. See item a, below; and

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

(iii)	On April 1, 2020 the Company signed a loan agreement with Cogna Educação S.A. in the amount of R$ 20,000 bearing interest rate at CDI plus 3,75%. Until December 31, 2020 the Company recognized R$ 884 as interest expense on consolidated statement of Profit and Loss.

	December 31, 2019
	Other receivables	Trade receivables (Note 10)	Indemnification asset (note 20b)	Other payments	Loans	Suppliers (note 15)	Bonds (note 14)
Cogna Educação SA,	-	-	149,600	-	-	-	1,539,146
Anhanguera Educacional Participacoes SA,	-	1,150	-	-	-	-	-
Editora Atica SA,	16	281	-	31,944	-	-	-
Editora Scipione SA,	4,743	304	-	-	-	-	-
Escola Mater Christi Ltda,	-	204	-	130	-	-	-
Maxiprint Editora Ltda,	4,021	1,154	-	-	-	-	-
Pax Editora E Distribuidora Ltda,	-	49	-	-	-	-	-
Saraiva Educacao SA,	28,226	424	-	-	-	-	-
Somos Idiomas SA,	75	2	-	-	-	-	-
Acel Administracao De Cursos Educacionais Ltda,	-	1,415	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda,	-	212	-	-	-	-	-
Colégio Jao Ltda,	-	415	-		-	-	-
Colégio Motivo Ltda,	-	1,442	-		-	-	-
Editora E Distribuidora Educacional SA,	-	2,705	-	-	-	737	-
Sge Comercio De Material Didatico Ltda,	6	5	-	-	-	482	-
Sistema P H De Ensino Ltda,	-	2,027	-	18	-	-	-
Somos Operações Escolares SA,	42	-	-	4,197	29,192	-	-
Saber Serviços Educacionais SA,	-	5,041	-	-	-	-	101,801
Sociedade Educacional Doze De Outubro Ltda,	-	232	-	-	-	-	-
Saber Serviços Educacionais as	1,012	-	-	-	-	-	-
Editora E Distribuidora Educacional as	-	-	-	12,955	-	-	-
	38,141	17,062	149,600	49,244	29,192	1,219	1,640,947

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	Year ended December 31, 2020				Year ended December 31, 2019		October 11, 2018 to December 31, 2018
Transactions held:	Revenues	Finance costs	Cost Sharing (note 20c)	Sublease (note 20e)	Revenues	Finance costs (i)	Revenues	Finance costs
Cogna Educação S.A.	-	48,432	-	-	-	86,839	-	-
Somos Educação S.A.	-	278	-	-	-	-	-	-
Editora Atica S.A.	7,287	229	11,989	15,364	-	-	-	-
Editora Scipione SA.	1,551	-	-	-	-	-	-	-
Colégio Manauara Lato Sensu Ltda.	3,139	-	-	-	-	-	-	-
Maxiprint Editora Ltda.	612	-	-	-	-	-	-	-
Saraiva Educacao SA.	3,364	-	-	3,739	-	-	-	-
Sociedade Educacional Parana Ltda.	795	-	-	-	-	-	-	-
Acel Administracao De Cursos Educacionais Ltda.	1,230	-	-	-		-	283	-
Sociedade Educacional Neodna Cuiaba Ltda.	367	-	-	-	1,307	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	657	-	-	-	-	-	-	-
Colégio Motivo Ltda.	1,308	-	-	-	-	-	316	-
Sistema P H De Ensino Ltda.	5,776	-	-	-	1,909	-	3,267	-
Saber Serviços Educacionais S.A.	1,254	6,740	-	729	4,642	5,744	-	25,591
Sociedade Educacional Doze De Outubro Ltda	295	-	-	-	1,770	-	134	-
Editora E Distribuidora Educacional SA.	1,841	-	36,144	1,489	469	-	592	-
Somos Operações Escolares SA.	-	-	-	-	1,647	-	-	-
Escola Mater Christi	246	-	-	-	-	-	120	-
Colegio JAO Ltda.	387	-	-	-	311	-	127	-
Centro Educacional Leonardo Da Vinci SS	1,319	-	-	-	511	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	423	-	-	-	-	-	-	-
Papelaria Brasiliana Ltda	1,287	-	-	-	-	-	-	-
Sociedade Educacional Alphaville SA	317	-	-	-	-	-	-	-
Sociedade Educacional NEODNA Cuiaba Ltda - EPP	367	-	-	-	-	-	-	-
Others	-	-	-	362	134	-	72	-
	33,822	55,679	48,133	21,683	12,700	92,583	4,911	25,591

(i)	Refers to debentures interest; see Note 14.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

a.	Suppliers and other arrangements with related parties

The Company, as consequence of carve-out process on December 31, 2019 kept reverse factoring operations (specifically raw material purchases with Group Cogna’s affiliates) until then owner of assets and liabilities. After the carve-out process on January 1, 2020, the Company assumed those commitments. However, the Company took into account the fact that those contracts would last one year or least after the carve-out data basis, and the cost and benefit of transferring the contracts from the Group Cogna’s affiliates to the Company would be higher than keep them with Group Cogna. As consequence, the Management decided to reimburse the Cogna Group for those expenses inasmuch as the contracts expirated. On December 31, 2020 part of those commitments added up R$ 135,307 (R$ 49,244 on December 31, 2019 and R$ 446 on December 31, 2018). As of December 31, 2020, the Company has settled remaining contracts committed with Related Parties orderly and the Cogna Group has been transferring the remaining services and current contracts to the Company.

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Company for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$153,7 million (R$ 149,6 million in 2019). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Cost sharing agreements with related parties

The Company and its related parties expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activites based on agreement. Those expenses, R$ 48,133 as of December 31, 2020 are related to these apportionments. In the Consolidated Financial Statements as of December 31, 2019 and 2018 these expenses were recognized according to assumptions determined by the Management based on the nature of expense shared and attributable to the Company.

d.	Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby Company was granted at no cost rights to use related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

e.	Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties by the Company.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

However, as part of its corporate restructuring (Note 1), the Company entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these leased warehouses and other properties, as follows:

e.1       Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

e.2       Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S,A (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	SGE Comércio de Material Didático Ltda, (“SGE”),	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S,A, (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Editora e Distribuidora Educacional S,A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

The income from these lease and sublease agreements with related parties were recognized in the Consolidated Financial Statements as of December 31, 2020 amount R$ 21,683 (Note 25).

f.	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the year ended December 31, 2020, key management compensation, including charges and variable compensation added up R$ 40,576 (R$ 12,802 for the year ended December 31, 2019 and R$ 630 from the period from October 11, 2018 to December 31, 2018). The Audit Committee and Board of Directors were stablished in July 2020 as IPO outcome.

For the Company management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’s own products.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

See below the key management’s person remuneration by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, The short term benefits as of December 31, 2020 amounted to R$ 6,982 (R$ 11,430 as of December 31, 2019, R$ 155 from October 11 to December 2018), including payroll charges.

b)	Share based payment - The Company offered also to certain key management personnel payment based in its restricted shares units, Bonus IPO, amount R$ 33,594 (R$ 1,372 as of December 31, 2019, R$ 475 from October 11 to December 2018) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	December 31, 2020	December 31, 2019	From October 11 to December 31, 2018
Short-term employee benefits (i)	6,982	11,430	155
Share-based compensation plan (ii)	33,594	1,372	475
	40,576	12,802	630

(i)	The Company, as a result of COVID-19, has been reviewed some short-term benefits not based on legal obligation, for example bonus based on performance to key management personnel. As a consequence, the expense over those short-term benefit has been reversed.

(ii)	Refers substantially to share-based compensation plan, considered as IPO Bonus, which included payroll charges.

(g)	Guarantees related to finance

According to Note 18, on November 21, 2018, Mind Makers entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer.

21	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable and in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group (predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

a.	Composition

	December 31, 2020	December 31, 2019
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	575,724	557,782
Labor proceedings (ii)	6,591	9,967
Civil proceedings	-	1
	582,315	567,750

Liabilities assumed in Business Combination
Labor proceedings (ii)	31,305	41,226
Civil proceedings	313	31
	31,618	41,257

Total of provision for tax, civil and labor losses	613,933	609,007

(i) Primarily refers to income tax positions taken by the predecessor Somos (Vasta Predecessor) and the Company (Sucessor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable jurisprudence on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties, in the Consolidated Carve-out Financial Statements,

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary differential, night shift premium, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the years ended December 31, 2020 and 2019 were as follows:

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	December 31, 2020

Tax proceedings	557,783	10,651	(4,189)	11,479	20,836	-	572,724
Labor proceedings	51,193	2,093	(9,538)	1,805	(5,640)	(7,657)	37,896
Civil proceedings	31	430	(102)	13	341	(59)	313
Total	609,007	13,174	(13,829)	13,297	15,537	(7,716)	613,933

Reconciliation with profit or loss for the period
Finance expense		-	-	(13,297)
General and administrative expenses		(11,737)	13,829	-
Income tax and social contribution		(1,437)	-	-
Total		(13,174)	13,829	(13,297)

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	As of December 31, 2018	Additions	Reversals	Interest	Total effect on the result	Payments	December 31, 2019

Tax proceedings	502,764	16,339	(699)	39,379	55,019	-	557,783
Labor proceedings	49,652	4,133	(4,585)	1,993	1,541	-	51,193
Civil proceedings	2,149	65	(2,239)	56	(2,118)	-	31
Total	554,565	20,537	(7,523)	41,428	54,442	-	609,007

Reconciliation with profit or loss for the period
Finance expense		-	-	(41,428)
General and administrative expenses		(4,198)	7,523	-
Income tax and social contribution		(16,339)	-	-
Total		(20,537)	7,523	(41,428)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	December 31, 2020	December 31, 2019
Tax proceedings	2,004	1,419
Labor proceedings	-	955
Indemnification asset -Former owner	2,003	5,476
Indemnification asset – Related Parties (i) Note 20	153,714	149,600
Escrow-account (ii)	15,027	15,482
	172,748	172,932

(i) Refers to an indemnification asset from the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$153,714 (R$ 149,600 on December 31, 2019). See Note 20. This asset is indexed to CDI (Certificates of Interbank Deposits).

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

22	Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2020	As of December 31, 2019	From October 11 to December 31, 2018
Loss before income tax and social contribution for the year	(71,053)	(90,315)	3,690
Nominal statutory rate of income tax and social contribution	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	24,158	30,707	(1,255)

Permanent Additions	1,246	(1,100)	(3,475)
Total IRPJ and CSLL	25,404	29,607	(4,730)

Current IRPJ and CSLL in the result	7,874	(22,113)	(4,750)
Deferred IRPJ and CSLL in the result	17,530	51,720	20
	25,404	29,607	(4,730)
Effective tax rate of Income and social contribution tax expenses	36%	33%	128%

b.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

i.	December 31, 2020

	As of December 31, 2019	Effect on profit (loss)	Effect on Parent´s Equity (i) (note 1.4)	As of December 31, 2020
Income tax/social contribution:
Income tax and social contribution losses carryforwards (iii)	31,353	137,228	13,676	182,257
Temporary Differences:
Impairment losses on trade receivables	6,730	2,813	-	9,543
Provision for obsolete inventories	7,753	(4,490)	-	3,263
Imputed interest on suppliers	(3,303)	2,559	-	(744)
Provision for risks of tax, civil and labor losses	20,189	(1,051)	-	19,138
Refund liabilities and right to returned goods	14,998	(4,095)	-	10,903
Lease Liabilities	3,594	1,170	-	4,764
Goodwill and fair value adjustments on business combination (ii)	(30,486)	(120,112)	-	(150,598)
Other temporary difference	6,512	3,508	-	10,020
Deferred Assets, net	57,340	17,530	13,676	88,546

(i)	Refers to the tax effect over temporary differences, specifically IPO costs capitalization recorded in the Somos Sistemas de Ensino S.A. (Company’s affiliate) being its effects on equity and counterparty on deferred tax assets financial statement line. Here is important to enhance that part of IPO costs, that included auditing, lawyer’s advisor, banks fees and other directly costs attributable to the IPO were paid by the Company. The Parent Company, Vasta Platform, does not accrued deferred tax assets.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

(ii)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.

(iii)	Refers to tax losses carryforwards accumulated supported by the Company’s forecasts of the future profitability.

ii.	December 31, 2019

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	October 11 to December 31, 2018	Effect on profit (loss)	As of December 31, 2018	First adoption of IFRS 16	Effect on profit (loss)	Effect on Parent´s Net Investment (i)	As of December 31, 2019
Income tax/social contribution:
Income tax and social contribution losses carryforwards	119,557	(9,058)	110,499	-	6,573	(85,719)	31,353
Temporary Differences:
Impairment losses on trade receivables	9,068	(2,536)	6,532	-	1,129	(931)	6,730
Provision for obsolete inventories	25,906	(1,287)	24,619	-	(19,289)	2,423	7,753
Imputed interest on suppliers	(428)	(9,938)	(10,366)	-	8,477	(1,414)	(3,303)
Provision for risks of tax, civil and labor losses	3,624	2,243	5,867	-	15,497	(1,175)	20,189
Refund liabilities and right to returned goods	12,162	5,805	17,967	-	(6,170)	3,201	14,998
Lease Liabilities	-	-	-	1,508	1,308	778	3,594
Fair value adjustments on business combination (i)	(90,889)	12,997	(77,892)	-	46,574	832	(30,486)
Other termporary provision	8,951	1,794	10,745	-	(2,379)	(1,854)	6,512
Deferred Assets, net	87,951	20	87,971	1,508	51,720	(83,859)	57,340

(i)	On December 31, 2019 was derecognized through Parent´s Net Investment in the amount of R$ (83,859), upon the conclusion of the legal entity structure that was completed via the comprehensive corporate restructuring and the difference between tax bases of legal entity and amount recognized based on a separate return method for the carve-out operation.

23	Shareholder’s Equity

23a. Capital reserve - Share-based compensation

Share-base compensation plan on combined carve-out financial statements from October 11, 2018 to July 31,2020 – note2a)

On September 3, 2018, Cogna Group’s stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the shares.

Cogna Group’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

The number of outstanding restricted shares as from December 31, 2019 to July 31, 2020 was 159,919 and the grant date fair value was 10.58. Based on the allocation criteria defined in Note 2a, the Company Consolidated Statement of Profit or Loss and Other Comprehensive Income by R$ 686 for the year ended as of December 31, 2020 (R$ 1,372 for the year ended as of December 31, 2019 and R$ 475 for the period from October 11, 2018 to December 31, 2018).

Share-base compensation plan on consolidated financial statements

On July 23, 2020 the Company approved its new stock option share plan named (“RSU” or “Restrict Share Units”). The purpose of RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an increased incentive fo eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. See below the RSU’s plans by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2019	Employees Shares transferred from Cogna to the Company (c)	Share units granted July	Share units granted in November	Share units to be issued and delivered	December 31, 2020
Bonus Vasta Plan to Vasta (a)	-	-	142,323	-	(142,323)	-
Bonus Vasta Plan to Cogna (a)	-	-	269,080	-	(269,080)	-
Long term investment – Vasta to Vasta and Cogna (b)	-	29,736	821,918	80,950	-	932,604

Total	-	29,736	1,233,321	80,950	(411,404)	932,603

(a)	IPO Bonus – Part of RSUs were considered as IPO Bonus, being 411,404 (see column share units to be issued and delivered) share units granted to Vasta and Cogna employees at USD 19,00 unit price (fair value) exchanged to US dollar at R$ 5.14. The amount of compensation based on share units was R$ 29,124, net of withholding taxes, affected consolidated statement of Profit and Loss and Equity reserves as well as R$ 10,408 referred to labor charges which impacted the consolidated statement of Profit and Loss and consequently, labor liability. This RSU plan will be settled with shares after the lock up period of 1 year, and those shares will be purchased and delivered after the lock up period.

(b)	Long Term Investment – (“ILP”) – The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.

(c)	On July 31, 2020, part of Vasta management eligible to Cogna Plan had cancelled 330,322 shares not vested pertained to Cogna Group and the Company offered 29,736 Vasta share units through process of shares rearrangement.

As of December 31, 2020, the Company granted two ILP plans, as follow:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

July Plan – granted on July 31, 2020, totaling 821,918 shares at USD 19,00-unit price (fair value) exchange to US dollar at R$ 5.14 weighted by expected volatility of 30%. The amount of compensation based on share units that affected the Share-based compensation in Equity is R$ 9,595 net of withholding taxes, and the corresponding labor charges in the amount of R$ 3,348 impacted labor liability and consolidated statement of Profit and Loss.

November Plan – granted on November 10, 2020, totaling 80,950 shares at USD 12.58-unit price (fair value) exchange to USD dollar at R$5.37 weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation in Equity is R$ 243, and the corresponding labor charges in the amount of R$ 161 impacted labor liability, and consolidated statement of Profit and Loss.

Effects on Consolidated Statement of Profit or Loss – Share based compensation

The Combined effect of events on stock based compensation expenses in the Statement of Profit or Loss as of December 31, 2020 due to restricted shares units net of labor taxes was of R$ 63,331 and comprises all effects in the Equity Reserves: (a) IPO Bonus (R$ 29,124); (b) ILP Plan July (R$ 9,595) and Plan November (R$ 243).

23b. Share Capital

After accounting for the new Class A common shares issued and sold at the IPO, the Company had a total of 83,011,585 common shares issued and outstanding immediately following offering, 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which holds 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares are Class A common shares (which hold 2.8% of the combined voting power of our outstanding Class A and Class B common shares). As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

On December 31, 2020, the Company’s share capital is R$ 4,787,432 divided into 83,011,585 shares of which 64,436,093 are Class B shares held by Cogna Group and 18,575,492 are Class A common shares held by others.

23c. Earning per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers the diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all dilutive potential shares into common shares; potential dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019	From October 11 to December 31, 2018

Loss Attributable to Parent Entity	(45,649)	(60,708)	(1,040)

Weighted average number of ordinary shares outstanding (thousand) (i)	83,012	83,012	83,012

Effects of diluition from ordinary potential shares- weighted averaged (thousand)

Share based- compensation ("Long term Plan") (ii)	903	-	-
Share based - compensation ("Bonus IPO") (ii)	411	-	-
Share based plan Migrated Cogna to Vasta (iii)	30	-	-
		-
Total dilution effect	1,344	-	-

Basic loss per share - R$	(0.5499)	(0.7313)	(0.0125)

Diluted loss per share - R$	(0.5499)	(0.7313)	(0.0125)

(i)	The Company does not change its number of voting rights since the IPO on July 31, 2020. In the periods ended as of December 31, 2019 and from October 11 to December 2018 the company considered the number of shares the same of December 31, 2020.

(ii)	Refers to the share-based payments plans (“ILP”) and Bonus IPO, see item “Vasta Share Units Plan”.

(iii)	Refers to the Cogna Plan migrated to the Vasta Plan as restructuring in 2020, see item Cogna Share Unit Plan where Cogna Group migrated 330,222 shares corresponding to 29,736 shares all of them with voting rights.

24	Net Revenue from sales and Services

The breakdown of net sales of the Company for the year ended December 31, 2020 and 2019 is shown below. The revenue is broken down into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors:

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019	October 11 to December 31, 2018
Learning Systems
Gross revenue	608,200	542,070	101,097
Deductions from gross revenue
Taxes	(40)	(79)	(624)
Discounts	(8,603)	(37,989)	(3,263)
Returns	(17,553)	(9,350)	(1,443)
Net revenue	582,003	494,652	95,767

Textbooks
Gross revenue	308,298	339,535	138,017
Deductions from gross revenue
Taxes	(250)	(2,251)	(858)
Discounts	-	-	-
Returns	(72,488)	(58,757)	(28,867)
Net revenue	235,560	278,527	108,292

Complementary Education Services
Gross revenue	63,491	33,106	1,725
Deductions from gross revenue
Taxes	(17)	(37)	-
Discounts	(6)	(1)	-
Returns	(2,880)	(1,880)	(39)
Net revenue	60,588	31,188	1,686

Other services (i)
Gross revenue	34,118	83,094	32,408
Deductions from gross revenue
Taxes	(3,864)	(3,686)	(1,230)
Discounts	-	(911)	(424)
Returns	-	(605)	(20)
Net revenue	30,254	77,892	30,734

Total Content & EdTech
Gross revenue	1,014,107	997,805	273,247
Deductions from gross revenue
Taxes	(4,171)	(6,053)	(2,712)
Discounts	(8,609)	(38,901)	(3,687)
Returns	(92,921)	(70,592)	(30,369)
Net revenue	908,406	882,259	236,479

Total Digital Services - Ecommerce
Gross revenue	97,632	112,352	10,901
Deductions from gross revenue
Taxes	(2,261)	(3,239)	(481)
Returns	(6,149)	(1,689)	(538)
Net revenue	89,222	107,424	9,882

Total
Gross revenue	1,111,739	1,110,157	284,148
Deductions from gross revenue
Taxes	(6,431)	(9,292)	(3,193)
Discounts	(8,609)	(38,901)	(3,687)
Returns	(99,071)	(72,281)	(30,907)
Net revenue	997,628	989,683	246,361

Sales	967,374	971,250	241,221
Services	30,254	18,433	5,140
Net revenue	997,628	989,683	246,361

(i)       Refers also to revenue from sales of textbooks used in preparatory courses for university admission exams.

The Company applies the practical expedient described in paragraph 121.b of IFRS 15 and, therefore, does not disclose information about its remaining performance obligations because the Company has a right to consideration from its customers in an amount that corresponds directly to the value to the customer of the Company’s performance completed to date.

25	Costs and Expenses by Nature

Covid 19 – Impacts

The Company discussed and established, together with the managers and the Crisis Management Committee, a cost and expense reduction plan that is in fully underway as planned, and that is highlighted below:

a) implementation, as of May or June, depending on the area of 25% reduction in working hours and consequently wages of its administrative and corporate employees for the three-month period beginning on May 1, 2020 based on MP (Provisional Measure 936/20). This measure ended in August 2020 and impacted 90% of administrative employees; and

b) extensive renegotiation of contracts with suppliers (for example: lease agreements, printers, IT services, law services and etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations were based on temporary price reduction.

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019	October 11 to 'December 31, 2018
Salaries and payroll charges (i)	(279,523)	(200,621)	(62,376)
Raw materials and productions costs	(216,791)	(238,635)	(27,267)
Depreciation and amortization	(174,088)	(164,932)	(21,770)
Editorial costs	(52,794)	(61,281)	(21,638)
Copyright	(59,597)	(61,975)	(20,473)
Advertising and publicity	(88,965)	(60,416)	(17,091)
Utilities, cleaning and security	(19,499)	(11,869)	(9,379)
Rent and condominium fees	(14,278)	(20,375)	(7,929)
Third-party services	(23,904)	(26,406)	(3,817)
Travel	(8,760)	(12,471)	(3,664)
Consulting and advisory services	(25,269)	(16,028)	(2,910)
Impairment losses on trade receivables	(25,015)	(4,297)	(2,283)
Material	(3,708)	(1,087)	(1,762)
Taxes and contributions	(2,066)	(3,278)	(267)
Reversal (provision) for tax, civil and labor risks	2,092	3,325	19
Provision for obsolete inventories	(4,057)	(6,831)	3,098
Income from lease and sublease agreements with related parties	21,683	-	-
Other income, net	4,283	(20,052)	(5,858)
	(970,256)	(907,229)	(205,367)

Cost of sales and services	(378,003)	(447,049)	(69,903)
Commercial expenses	(165,169)	(184,592)	(51,151)
General and administrative expenses	(406,352)	(276,427)	(84,898)
Impairment loss on accounts receivable	(25,015)	(4,297)	(2,283)
Other operating income, net	4,283	5,136	2,868
	(970,256)	(907,229)	(205,367)

(i) Increase impacted by Bonus IPO expenses recognized in the statement of consolidated Profit and loss, amount R$ 50,580 and also business acquisitions occurred in 2020.

26	Finance result

	December 31, 2020	December 31, 2019	From October 11 to December 31, 2018
Finance income
Income from financial investments and marketable securities (i)	16,907	1,703	1,810
Other finance income	4,077	3,713	2,100
	20,984	5,416	3,910

Finance costs
Interest on bonds and financing (ii)	(52,935)	(92,583)	(25,611)
Imputed interest on suppliers (v)	(13,854)	(24,612)	(6,817)
Interest on Loans from related parties (iv)	(3,344)	-	-
Bank and collection fees (iii)	(17,771)	(847)	(607)
Interest on provision for tax, civil and labor risks	(13,297)	(41,428)	(6,591)
Interest on Lease Liabilities	(15,077)	(16,312)	-
Other finance costs	(3,131)	(2,403)	(1,588)
	(119,409)	(178,185)	(41,214)

Financial Result (net)	(98,425)	(172,769)	(37,304)

(i) Refers to income from Marketable Securities financial income, due to IPO process occurred on July 31, 2020.

(ii) Refers to the Bonds with related parties, which include Saber Serviços Educacionais (“Saber”), which the principal and interests are being paid.

(iii) Refers substantially to bank and collection fees incurred in connection with certain bank transactions for example, IPO cash remittance from the USA to Brazil and bank fees related to Bank settlements.

(iv) Refers to interest on loans with related parties (see note 20).

(v) Refers to interest on reverse factoring that as of December 31, 2019 amounted by R$ 302,104 (R$ 94,930 as suppliers and R$ 207,174 as suppliers – related parties) and as of December 31, 2020, R$ 110,513.

27	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform,

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services,

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquisition of Livro Fácil,

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the combined carve-out financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	December 31, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	908,406	89,222	997,628
Cost of goods sold and services	(301,882)	(76,121)	(378,003)

Operating income (expenses)
General and administrative expenses	(382,740)	(19,329)	(402,069)
Commercial expenses	(152,659)	(12,510)	(165,169)
Other operating income, net	-	-	-
Impairment losses on trade receivables	(25,015)	-	(25,015)
Profit before finance result and taxes	46,110	(18,738)	27,372

Assets	6,848,198	130,072	6,978,270
Current and non-current liabilities	2,141,107	51,847	2,192,953

	December 31, 2019
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	882,259	107,424	989,683
Cost of goods sold and services	(359,730)	(87,319)	(447,049)

Operating income (expenses)
General and administrative expenses	(260,338)	(16,089)	(276,427)
Commercial expenses	(181,681)	(2,911)	(184,592)
Other operating net income	5,136	-	5,136
Impairment losses on trade receivables	(4,297)	-	(4,297)
(Loss) Profit before financial income and taxes	81,349	1,105	82,454

Assets	6,055,892	111,902	6,167,794
Current and non-current liabilities	2,955,764	111,947	3,067,711

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

	From October 11 to December 31, 2018
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	236,479	9,882	246,361
Cost of goods sold and services	(64,701)	(5,202)	(69,903)

Operating income (expenses)
General and administrative expenses	(83,963)	(935)	(84,898)
Commercial expenses	(49,346)	(1,805)	(51,151)
Other operating income, net	2,868	-	2,868
Impairment losses on trade receivables	(2,283)	-	(2,283)
Profit before finance result and taxes	39,054	1,940	40,994

Assets	6,092,753	46,938	6,139,691
Current and non-current liabilities	2,834,102	37,088	2,871,190

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 4.2. The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue in the year ended December 31, 2020.

28	Non-cash transactions

Non-monetary transactions for the year ended December 31, 2020 and 2019 and from October 11 to December 31, 2018 are, respectively: (i) Additions of right use and finance lease in the amount of R$ 35,925, R$ 31,177 and nil (Note 12), and, (ii) Disposals of contracts of right use and finance lease in the amount of R$ 3,429, R$ 34,852 (Note 16) and nil, deferred tax assets of IPO cost of R$ 13,676 (Note 22).

29	Subsequent events

The Company has committed to maintaining investments in strategic projects and improving the provision of services considered essential for long-term growth. In addition, the Company has balanced its net debt to reduce in the long term its cost of capitalization or even reducing debt exposure, as shown below:

a. Business Acquisition of Eleva

As mentioned on Vasta 6K form with SEC (Securities Exchange Commission), the Company on February 22, 2021 announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Sale and Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Editora Eleva S.A. (“Editora Eleva”), a K-12 education platform provider, from Eleva Educação S.A. (“Eleva”).

As consideration for the Acquisition in a business combination transaction, Vasta will pay a purchase price amounting to R$ 580 million, subject to certain pre-closing or post-closing price adjustments based on phased price adjustments. The consideration will be divided in installments over a 5-year period (each installment adjusted by the positive variation of 100% of CDI index. In addition to the Acquisition, Saber Serviços Educacionais S.A. (“Saber”), an affiliate of Cogna Group that operates the group’s proprietary schools, agreed to sell them, subject to certain conditions precedent (including, but not limited to, the satisfaction of all conditions precedent for closing of the Acquisition).

Vasta Platform Limited
Consolidated Financial Statements as of December 31, 2020 and 2019

Upon closing of the Acquisition, Somos Sistemas and Eleva will enter into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber Serviços Educacionais S.A. (“Saber”), an affiliate of Cogna Group, during a period of 10 years.

The commercial agreement also provides for a commercial discount amounting to R$ 15 million per year, valid for the first 4 years after execution of the commercial agreement and granted by Somos Sistemas for the benefit of Eleva. The consummation of the Acquisition is subject to certain customary conditions precedent, including the approval by Brazilian Administrative Council for Economic Defense (“CADE”), the Brazilian antitrust Council, and the closing of the sale of the schools by Saber as described above.

b. Business Acquisition of Sociedade Educacional da Lagoa Ltda.

On March 2, 2021, the Company announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. Founded in 1997, SEL currently serves, direct or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the post-secondary and continuing education segment.

The consideration paid is R$ 65,000, of which R$ 28,124 was paid in cash and the remaining balance subject to certain pre-closing or post-closing price adjustments based on phased price adjustments. The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI index), which corresponds to a multiple of 7.6 times the EBITDA for the year ended December 31, 2020.

c. Intercompany Loans settled

As mentioned in Note 20, the Company kept a loan with Cogna Educação S.A, obtained on April 1, 2020, which accrued interest at CDI+3.75% and maturity date on April 1, 2021. On January 22, 2021, the Company paid the loan by R$ 20,950. The payment is based on continuous capital maintenance which the Company has continuously assessed the financials costs versus investment opportunities.

30.	Approval of Financial Statements

The Consolidated Financial Statements as of December 31, 2020 were approved by the Executive Board on April 29, 2021.

VASTA Platform

(Successor)

Combined Carve-out Financial Statements

as of December 31, 2019, 2018 and for

the year ended December 31, 2019 and

for the period from October 11 to

December 31, 2018.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

 and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Vasta Platform Limited (Successor):

Opinion on the combined carve-out financial statements

We have audited the accompanying combined carve-out statements of financial position of Vasta Platform Limited (the Company) as of December 31, 2019 and December 31, 2018, the related combined carve-out statements of profit or loss and other comprehensive income, statement of changes in parent’s net investment, and statement of cash flows for the year ended December 31, 2019 and the period from October 11, 2018 to December 31, 2018, and the related notes (collectively, the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period from October 11, 2018 to December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial Statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo - Brazil

June 11, 2020

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Financial Position

	Note	As of December 31, 2019	As of December 31, 2018
		In thousands of R$
Assets
Current assets
Cash and cash equivalents	8	43,287	102,231
Trade receivables	9	388,847	319,758
Inventories	10	222,236	262,182
Taxes recoverable		13,427	13,140
Income tax and social contribution recoverable		36,859	22,622
Prepayments		22,644	8,767
Other receivables		1,735	9,325
Related parties – other receivables	19	38,141	—
Total current assets		767,176	738,025
Non-current assets
Judicial deposits and escrow accounts	20	172,932	168,452
Deferred income tax and social contribution	21	57,340	87,971
Property, plant and equipment	11	184,961	58,306
Intangible assets and goodwill	12	4,985,385	5,086,937
Total non-current assets		5,400,618	5,401,666
Total Assets		6,167,794	6,139,691

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Financial Position

In thousands of R$
	Note		As of December 31, 2019	As of December 31, 2018
Liabilities
Current liabilities
Bonds and financing	13		440,947	339,859
Lease liabilities	15		7,101	—
Suppliers	14		223,658	229,529
Suppliers-related Parties	19.	a	207,174	230,816
Taxes payable			867	1,065
Income tax and social contribution payable			18,784	7,792
Salaries and social contributions	18		61,748	85,558
Contract liabilities and deferred income	16		49,328	76,001
Accounts payable for business combination	17		1,772	646
Other liabilities			3,911	3,402
Other liabilities - related parties	19		49,244	—
Loans from related parties	19		29,192	—

Total current liabilities			1,093,726	974,668

Non-current liabilities
Bonds and financing	13		1,200,000	1,318,608
Lease liabilities	15		146,613	—
Accounts payable for business combination	17		9,169	10,062
Provision for risks of tax, civil and labor losses	20		609,007	554,565
Contract Liabilities and deferred income	16		9,196	13,287

Total non-current liabilities			1,973,985	1,896,522

Parent’s Net Investment
Net investment			3,100,083	3,268,501

Total liabilities and parent’s net investment			6,167,794	6,139,691

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income

	Note	Year ended December 31, 2019	October 11 to December 31, 2018
		(in Thousands of R$)
Net revenue from sales and services	23	989,683	246,361
Sales		971,250	241,221
Services		18,433	5,140
Cost of goods sold and services	24	(447,049)	(69,903)
Gross profit		542,634	176,458
Operating income (expenses)
General and administrative expenses	24	(276,427)	(84,898)
Commercial expenses	24	(184,592)	(51,151)
Other operating income	24	5,136	7,615
Other operating expenses	24	—	(4,747)
Impairment losses on trade receivables	9 and 24	(4,297)	(2,283)
Profit before finance results and taxes		82,454	40,994
Finance results
Finance income	25	5,416	3,910
Finance costs	25	(178,185)	(41,214)
		(172,769)	(37,304)
(Loss) profit before income tax and social contribution		(90,315)	3,690
Income tax and social contribution
Current	21	(22,113)	(4,750)
Deferred	21	51,720	20
Net loss for the year / period		(60,708)	(1,040)
Other comprehensive (loss) for the year / period		—	—
Total comprehensive loss for the year / period		(60,708)	(1,040)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Changes in Parent’s Net Investment

	Note	Parent’s Net Investments
		(In Thousands of R$)
Balances at October 11, 2018		3,302,414
Net loss for the period		(1,040)
Share-based compensation plan		475
Parent’s net investment (deficit)		(33,348)
Balances at December 31, 2018		3,268,501
Adjustments on initial application of IFRS 16 Adoption, net of tax	4.a	(283)
Adjusted balance at January 1, 2019		3,268,218
Net loss for the year		(60,708)
Capitalization of bonds	13	1,508,297
Contribution of bonds from parent company	13	(1,535,801)
Share-based payment contibutions	22	1,372
Derecognition of deferred tax assets	21	(83,859)
Parent’s net investment		2,564
Balances at December 31, 2019		3,100,083

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Cash Flows

	Notes	Year ended December 31, 2019	October 11 to December 31, 2018
		(In Thousands of R$)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) Profit before income tax and social contribution		(90,315)	3,690
Adjustments for:
Depreciation and amortization	11 and 12	164,932	21,770
Impairment losses on trade receivables	9	4,297	2,283
Reversal of provision for risks of tax, civil and labor losses	20	(3,325)	(19)
Interest on provision for risks of tax, civil and labor losses	20	41,428	6,591
Provision (reversal) for obsolete inventories	10	6,831	(3,098)
Interest on bonds and financing	13	92,583	25,611
Refund liability and right to returned goods		(24,939)	20,759
Imputed interest on suppliers		3,364	6,611
Interest on accounts payable for business combination	17	233	119
Share-based payment expense	22	1,372	475
Interest on lease liabilities	15	16,312	—
Residual value of disposals of property, plant and equipment and intangible assets	11 and 12	5,777	6,653
		218,550	91,445
Changes in:
Trade receivables		(73,386)	(151,986)
Inventories		29,754	32,910
Prepayments		(13,877)	18,633
Taxes recoverable		(14,524)	(2,285)
Judicial deposits and escrow accounts		(4,480)	(150)
Other receivables		7,590	(6,221)
Suppliers		(9,235)	28,206
Salaries and social charges		(23,810)	(1,403)
Tax payable		17,573	13,909
Contract liabilities and deferred income		(2,464)	(1,959)
Other receivables and liabilities from related parties		11,103	—
Other payables		4,879	(13,711)
Cash from operating activities		147,673	7,388
Income tax and social contribution paid		(14,060)	(3,873)
Interest lease liabilities paid	15	(8,685)	—
Payment of interest on bonds and financing	13	(117,696)	(443)
Net cash from operating activities		7,232	3,072
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(12,808)	(6,099)
Additions to intangible assets	12	(37,461)	(10,686)
Net cash used in investing activities		(50,269)	(16,785)
CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related Parties		(23,642)	(11,675)
Loans from related parties	19	29,192	—
Lease liabilities paid	15	(24,021)	—
Parent’s Net Investment		2,564	(33,348)
Net cash used in financing activities		(15,907)	(45,023)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(58,944)	(58,736)
Cash and cash equivalents at beginning of year /period	8	102,231	160,967
Cash and cash equivalents at end of year	8	43,287	102,231
NET DECREASE IN CASH AND CASH EQUIVALENTS		(58,944)	(58,736)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Notes to the combined carve-out financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

VASTA Platform (hereinafter referred to as the “Business”), is not a separate legal entity. The Business is comprised of combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and it’s subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, the “Cogna Group”) as from October 11, 2018.

On October 11, 2018, Cogna (the ultimate Parent) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, the “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”), comprised of R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. As described in Note 2, R$3.3 billion of this amount was allocated to the K-12 Business of the Somos Group for purpose of these combined carve-out financial statements. As a result of the Acquisition, Cogna started managing its K-12 Business as VASTA Platform (Successor), representing the combination of the K-12 curriculum businesses held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo, the “Predecessor Entities”). Since the Acquisition (i) was accounted for using the acquisition method of accounting and such accounting results in increased amortization and depreciation reported in future periods, the carve-out financial statements of the predecessors and the successor are not comparable in all material respects; and (ii) caused Pitágoras to come under common control with Somos-Anglo, these combined carve-out financial statements represent the financial position and results of operations of the Successor entity and do not present comparative information.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reduce the number of legal entities in the Cogna Group) and improve overall synergies. Through this process, the Business’ activities currently restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”) will be spun-off to VASTA Platform Limited (Successor) during 2020. As all the entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by the Cogna Group and did result in an overall change in the shareholding structure.

These combined carve-out financial statements include historical financial information and operations from the following legal entities (“Parent Entities”):

•	Somos Educação S.A. (“Somos”);
•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);
•	Editora Ática S.A. (“Ática”);
•	Saraiva Educação S.A. (“Saraiva”);
•	Editora Scipione S.A. (“Scipione”);
•	Maxiprint Editora Ltda. (“Maxiprint”);
•	Red Ballon – Somos Idiomas S.A. (“English Star”);

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

•	Livraria Livro Fácil Ltda (“Livro Fácil”);
•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”); and
•	Saber Serviços Educacionais S.A. (“Saber”)

The Business’ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Business’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; (iii) developing software for adaptive teaching and optimizing academic management.

These combined carve-out financial statements were prepared for its inclusion in a Registration Statement (“Form F-1”) of VASTA Platform Limited (Successor) with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management on June 11, 2020.

2.	Preparation basis and presentation of Combined Carve-out Financial Statements

The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”). All IFRS issued by the IASB, effective at the time of preparing these combined carve-out financial statements have been applied.

The preparation of combined carve-out financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Business’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined carve-out financial statements are disclosed in Note 3.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to delevop accounting standards, other financial accounting literature and acceptable industry practices.

These combined carve-out financial statements were prepared in order to present the Business’ historical financial position, the performance of its operations and its respective cash flows as of December 31, 2019 and for the period from October 11 to December 31, 2018. These combined carve-out statements aim to materially reflect the financial statements of the “K-12 curriculum” private business as if it had operated as a separate entity from Parent Entity.

The combined carved-out assets, liabilities and results of operations of the Business were obtained based on the historic accounting records of Parent Entities. The balances in trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

Carve-out expenses related to salaries, social contributions and share-based programs, including those related to the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Cogna Group, were allocated to the Business through assessment of the nature of the tasks performed by Parent Entity’s key personnel and employees and their connection with the activities of the Business.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Historically, Cogna Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general, and administrative expenses in the combined carve-out statement of profit or loss and other comprehensive income.

Cash and cash equivalents and changes in cash flows, of Somos Sistemas, Livro Fácil Ltda. and Colégio Anglo, held locally and specifically related to the operations of the Business, have been included in these combined carve-out financial statements. Except for those entities, allocated costs and expenses have generally been considered to have been paid by the Parent Entities in the year in which the costs were incurred. Amounts receivable from or payable to the Parent Entities have been classified in the combined carve-out statement of financial position within “Parent´s net investment”. The Business reflected the cash received from and expenses paid by the Parent Entities on behalf of the Business’ operations as a component of “Net investment” in the combined carve-out statement of changes in parent´s net investment and combined carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions and estimates, including those used to prepare these combined carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions used in these combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’ future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during the period presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

All significant intercompany transactions and balances within the Business have been eliminated.

As described in Note 1, Cogna Group acquired control over the Somos Group on October 11, 2018. The acquisition was accounted by Cogna Group using the acquisition method of accounting in accordance with IFRS 3 – Business Combinations, i.e. the consideration transferred, and identifiable assets, liabilities and contingent liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The following table presents the assets and liabilities acquired that were allocated to the carved-out operations and included in these combined carve-out financial statements based on the allocated carrying values included in Cogna Group´s consolidated financial statements:

Somos’ Assets and Liabilities Allocated to these

Combined Carve-out Financial Statements

Current assets	648,600
Cash and cash equivalents	160,967
Trade receivables	140,991
Inventories (i)	281,708
Taxes recoverable	34,508
Prepayments	27,400
Other receivables	3,026
Non-current assets	2,121,706
Property, plant and equipment	56,852
Intangible assets - Trademarks (ii)	614,958
Intangible assets – Contractual Portfolio (iii)	1,109,388
Other intangible assets	87,939
Deferred tax assets	84,187
Judicial deposits and escrow accounts (v)	168,302
Other receivables	80
Current liabilities	879,381
Bonds and financing	311,030
Suppliers	414,095
Taxes payable	793
Salaries and social contributions	85,021
Contract liabilities and deferred income	57,355
Other liabilities	11,087
Non-current liabilities	1,881,188
Bonds and financing	1,322,270
Accounts payable for business combination	10,589
Provision for risks of tax, civil and labor losses (iv)	544,328
Other liabilities	4,001
Net Assets (A)	9,737
Total of Consideration paid for the Business (B) (vi)	3,296,000
Goodwill (B - A) (vii)	3,286,263

(i)	Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.
(ii)	Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated taking into account the contractual customer relationships existing on the acquisition date; royalty rates of 6% for publishing companies and 7.2% for teaching systems were used based in the market rates of companies with similar activities as the Business, which represents a market rate; at last, the discount rate (Weighted Averaged Cost of Capital (“WACC”)) used was 13% p.a.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(iii)	The following assumptions were used to determine the contractual portfolio’s fair value: the same estimated revenue described in the previous item was considered, with an average contract termination period of three years and three months; A nominal discount rate of 13.5% p.a. was used, which is equivalent to the WACC, plus an additional risk premium, of 0.5%.
(iv)	Provisions for contingent liabilities assumed by the Business were recognized when potential non-compliance with labor and civil legislation arising from past practices of Somos were identified. Thus, at acquisition date, the Business assessed whether there was a present obligation and if the fair value could be measured reliably. Fair value was estimated based on the evaluation of available evidence, including the advice of internal and external legal advisors.
(v)	Includes an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million.
(vi)	Refers to consideration paid for other businesses of Somos Educação S.A. that are not part of these combined carve-out financial statements.
(vii)	Goodwill is recognized based on expected synergies from combining the operations of the acquiree and the acquiror, as well as due to an expected increase in the Business’ market-share due to the penetration of the business products and services in regions where the Business did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Business (i.e. when the Business merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, as the Business considers it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired after the completion of the corporate restructuring referred to in note 1 above , no deferred income tax was recorded on this Business Combination, except for the portion of goodwill and fair value adjustments of prior business combinations carried out by the Predecessor Somos Anglo which does not have a tax basis (for tax purposes goodwill and fair value adjustments are comprised of two components being the first component goodwill and fair value adjustment of prior business combination and the second component being the acquisition of the predecessor by the successor). See note 19 a for a discussion related to a tax Infaction Notice received by the predecessor Somos Anglo.

From the date of acquisition, October 11, to December 31, 2018, Somos - Anglo have contributed R$ 210,882 of revenue and a profit of R$16,940 million of “profit before income tax and social contribution”. If the acquisition had been concluded on January 1, 2018, the Business estimates its combined carve-out net revenue from sales and services would have been R$ 765,019 and a Net Loss of R$ 637,070 for the year ended on December 31, 2018.

a.	Functional and Presentation Currency

These combined carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ has been rounded to the nearest thousand value, except otherwise indicated.

b.	Measurement basis

The combined carve-out financial statements were prepared based on historical cost, except for certain assets and liabilities that are measured using fair values, as explained in the accounting policies below.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

3.	Use of estimates and judgements

In preparing these combined carve-out financial statements, Management has made judgements and estimates that affect the application of Business´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

a.	Judgements

The following notes present the significant judgements that Management has made in the process of applying the Business accounting policies and that have the most significant effect on the amounts recognized in these combined carve-out financial statements.

•	Note 2 - Preparation basis and presentation of combined carve-out financial statements: criteria for the allocation of assets and liabilities, income and expenses, bonds and financing and related interest costs;
•	Note 5.i - Accounting Policies: Suppliers (including Reverse Factoring): assessment of the substance of the reverse factoring transactions held by the Business and its classification as suppliers;
•	Note 5.n - Accounting Policies: Revenue Recognition and Note 22 – Net revenue from sales and Services: identification of performance obligations within the Business’ contracts with customers and when they are satisfied (point-in-time vs. over-time) and revenue disaggregation.
•	Note 4.a - Determining the lease term of contracts with renewal options: The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised. The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
b.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next financial year is included in the following notes:

•	Deferred taxes (Note 21.b)

The liability method (as described in IAS 12 - “Income Taxes”) is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable profits may be higher or lower than the estimates considered in determining the deferred tax assets.

•	Provision for risks of tax, civil and labor losses (Note 20)

The Business is party to a number of judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursement by the Business, in connection of such losses, includes the evaluation of available evidence, including the advice of internal and external legal advisors. Management believes that provisions are sufficient and are correctly presented in the combined carve-out financial statements.

•	Impairment losses on trade receivables (Note 9.c.)

When measuring Estimated Credit Losses (“ECL”) the Business uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Business carries out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

The Business always measures its impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection

•	Provision for inventory obsolescence (Note 10)

When estimating its provision for inventory obsolescence, the Business uses an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

•	Impairment (Note 12)

The Business tests annually goodwill for impairment based on the recoverable amounts of Cash-generating Units (CGUs), that have been determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities to which the Business has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Business. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12 to this combined carve-out financial statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

•	Rights to Returned Goods and Refund Liabilities (Note 10 and Note 16)

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

•	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Business uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Business engages third party qualified valuers to perform the valuation using Level 2 and / or Level 3 inputs. Business’ management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs which were considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 2.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in note 21.

4.	New standards and interpretations

New standards issued by the IASB are effective for the year commencing on January 1, 2019.

a.	IFRS 16 - Leases

This standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Upon adoption of IFRS 16, the leases impacted the financial statements differently due to:

a)	Recognition of right-of-use assets and lease liabilities in the combined carve-out statement of financial position initially measured at present value of the future minimum lease payments;

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b)	Recognition of depreciation expenses of right-of-use assets and interest expense on lease liabilities in the combined carve-out statement of profit or loss and other comprehensive income; and
c)	Separation of the total amount of cash paid on these transactions between principal (presented within financing activities) and interest (presented in operating activities) in the combined carve-out statement of cash flow.

The effect of adoption IFRS 16

The Business applied the new standard by choosing the modified retrospective approach with the cumulative effect recognized at the date of initial application within “Parent’s net investment” and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases were measured on transition as if the new rules had always been applied but discounted using the lessee’s incremental borrowing rate at the date of initial application. All other right-of-use assets were measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

In the transition process, the Business chose to not use the practical expedient that allows not to reevaluate whether a contract is or contains a lease. That means, Business’s Management identified all contracts entered before January 1, 2019 and assessed whether they contain leases according to the new accounting rules established by IFRS 16.

As permitted, short-term leases (lease term of 12 months or less) and leases of low value assets (such as personal computers and office furniture) will maintain recognition of their lease expenses on a straight-line basis in the combined carve-out statement of profit or loss and other comprehensive income.

The Business also applied the available transition practical expedients wherein it:

•	Use of a single discount rate for each rental portfolio with reasonably similar characteristics, in this sense, the incremental borrowing rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 9.67%;
•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
•	The Business did not separate non-lease components from contracts that also have lease components.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As a result of the above facts, the Business recognized the following amounts in the opening balances of its financial position:

	December 31, 2018	Opening Balance adjustments	January 1, 2019
Non-current assets
Property, plant and equipment	58,306	150,311	208,617
Deferred Income Tax and Social Contribution	—	3,278	3,278
	58,306	153,589	211,895
Current liabilities
Lease Liabilities	—	13,274	13,274
Non-current liabilities
Lease Liabilities	—	140,598	140,598
	—	153,872	153,872
Parent’s net investment	3,268,501	(283)	3,268,218

Additionally, the table below summarizes the accounting impacts of the adoption of this new accounting standard on the combined carve-out statement of profit or loss and other comprehensive income for the year ended on December 31, 2019:

December 31, 2019
Depreciation	19,560
Financial Expenses	(16,312)
Deferred income tax and social contribution	(2,167)

Lease Liabilities presented above are related to the commitment balances presented in Note 26 of the combined carve-out financial statement as of December 31, 2018 and for the period from October 11 to December 31, 2018.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018, according to IAS 17	239,144
Extension option reasonably certain to be exercised	43,096
Short-term leases exeptions	(4,317)
Discounted using the incremental borrowing rate at January 1, 2019	(124,051)
153,872

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

a.	Summary of new accounting policies

Set out below are the new accounting policies of the Business upon adoption of IFRS 16, which have been applied from the date of initial application:

(i)	Right-of-use assets

The Business recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term, as the majority of the Business’ leases are related to property leases.

(ii)	Lease liabilities

At the commencement date of the lease, the Business recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Business and payments of penalties for terminating a lease, if the lease term reflects the Business exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Business uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The accounting amount of the lease liabilities is remeasured if there is a change in the term of the lease, a change in fixed lease payments or a change in valuation to purchase the right-of-use asset.

(iii)	Short-term leases and leases of low-value assets

The Business applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease.

(iv)	Determining the lease term of contracts with renewal options

The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised.

The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b.	IFRIC 23 – Uncertain Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and
•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:
•	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.
•	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

This interpretation did not have a material impact on the Business’ combined carve-out financial statements.

c.	Standards issued but not yet effective

A number of new standards are effective annual periods beginning after 1 January 2019 and earlier application is permitted, however, the Business has not early adopted the new or amended standards in preparing these combined carve-out financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Business’s combined carve-out financial statements.

— Amendments to References to Conceptual Framework in IFRS Standards

— Definition a Business (amendments to IFRS 3)

— Definition of Material (amendments to IAS 1 and IAS 8)

5.	Significant accounting policies

The significant accounting policies applied in the preparation of these combined carve-out financial statements are presented below. These policies have been consistently applied in the periods presented herein.

a.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b.	Financial Assets and Liabilities
i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way how the Business manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•	The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;
•	how the performance of the portfolio is evaluated and reported to the Business’ management;
•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;
•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or in contractual cash flows obtained; and
•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•	contingent events that change the amount or timing of cash flows;
•	terms that may adjust the contractual rate, including variable rates;
•	the prepayment and the extension of the term; and
•	the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

Due to their natures, for the year ended on December 31, 2019 and period from October 11 to December 31, 2018, Business’ financial assets are classified as “measured at amortized cost”.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured as amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

Due to their natures, for the year ended on December 31, 2019 and period from October 11 to December 31, 2018, Business’ financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the combined carve-out statement of profit or loss and other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Business has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in the combined carve-out statement of profit or loss and other comprehensive income within “Finance income” in the period in which they arise.

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the combined carve-out statement of profit or loss and other comprehensive income.

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the combined carve-out statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Business or the counterparty.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

iv.	Impairment of financial assets

The Business assesses on a prospective basis the expected credit losses (“ECL”) associated with its financial assets instruments carried at amortized cost, with accruals and reversals recorded in the combined carve-out statement of profit or loss and other comprehensive income. ECLs are based on the difference between the contractual cash flows due in accordance with the contract terms and all the cash flows that the Business expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk, where:

•	expected credit losses are calculated for the next 12 months are recorded when there is no significant increase in credit risk. 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or in a shorter period if the expected life of the instrument is less than 12 months)
•	In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Business applied the simplified approach of the standard and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 9.c.

c.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods and work in process comprises third parties printing costs, raw materials and editorial costs (e.g. design costs, direct labor, other direct costs and related production overheads).

Editorial costs incurred during the development phase of a new product are presented within inventories as “Work in Process”, once materials are substantially reviewed on a yearly basis. After the commercialization begins, any subsequent costs incurred is recognized within the combined carve-out statement of profit or loss and other comprehensive income as “costs of goods sold and services”, according to the accrual period on which the services are rendered.

The Business records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories. See note 3.b.

d.	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Business, and

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the combined carve-out statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Property, Buildings and leasehold improvements	5-20
IT equipment	3-10
Furniture, equipment and fittings	3-10
Land (for finance leasings)	10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the combined carve-out statement of profit or loss and other comprehensive income when control of the asset is transferred.

e.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Business reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

f.	Intangible Assets and Goodwill

The Business’ intangible assets are mostly comprised of software; trademarks; contractual portfolio and goodwill. Those items are further described below:

a.	Goodwill

Goodwill is initially recognised and measured as set out in note 5.e.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit expected to benefit from the synergies of the

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, at the end of each fiscal year, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

b.	Software

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones. Directly attributable costs that are capitalized as part of the software product / project include the software / project development employee costs and an appropriate portion of significant direct expenses.

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets are amortized on the straight-line method over their estimated useful lives, not greater than 5 years.

c.	Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years.

d.	Contractual portfolio

Contractual portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (12 to 13 years).

g.	Copyrights

The business accounts for different copyrights agreements as follows:

i.	Copyrights are paid to the authors of the content included within the textbooks produced by the Business and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the combined carve-out statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

ii.	In some instances where the authors maintain the legal title of the copyrights, contracts require the anticipation of part of the payment or even the full downpayment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the combined carve-out statement of financial position and charged to the combined carve-out statement of profit or loss and other comprehensive income when the books are sold based on the related sales forecast. The business reviews regularly the forecast sales to determine if an impairment is required.
iii.	When the Business purchases permanently the legal title of the copyright from the authors, the amounts are capitalized within “Intangible Assets and Goodwill” as “Other intangible assets” and are amortized on the straight-line method over their estimated useful lives, not greater than 3 years.
h.	Impairment of non-financial assets.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate potential impairment, at the end of each fiscal year.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units - CGU’s). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following an impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in the combined carve-out statement of profit or loss and other comprehensive income is not reversed.

i.	Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transactions characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk which are subsequently recorded as finance cost using the effective interest rate method. The effects of Reverse Factoring on the combined carve-out statement of cash flows are recognized within “Cash flow from operating activities”.

j.	Leases

Assets held under finance leases are recognized as property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, unless there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, and thus the asset is depreciated over the shorter of the lease term and its useful life.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The corresponding liability to the lessor is included in the combined carve-out statement of financial position within “Bonds and Financing”. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses incurred are recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Rentals payable under operating leases are charged to the combined carve-out statement of profit or loss and other comprehensive income on a straight-line basis over the term of the relevant lease.

k.	Provision for risks of Tax, Civil and Labor losses

The provisions for risks related to lawsuits and administrative proceedings involving tax, civil and labor matters are recognized when (i) the Business has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which it is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates.

Provisions are recorded in an amount the Business believes it is sufficient to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized within general and administrative expenses when incurred.

l.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated based on pre-tax profit.

The IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the combined carve-out financial statements. The deferred income tax and social contribution assets are fully accounted for in the combined carve-out financial statements, except when it is not probable that assets will be recovered by future taxable profits.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

m.	Employee Benefits

The Business has the following employee benefits:

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Business also provides its commercial team with commissions calculated considering existing sales and revenue targets that are reviewed periodically. These values are accrued within “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being done twice a year (January and June). Since commissions are paid based on the annual sales of each contract, the Business elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Business’ pension contributions are associated with defined contribution schemes. Once the contributions have been made, the Business has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e. have rendered service entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses.

c.	Share-based Payments

As a form of incentive to boost performance and assure continuing relationships with the officers and/or employees of the Business, they have been included in the share-based compensation (in the form of Restricted Stock Units, or “RSU”) programs of Cogna. This Parent Entity is sole responsible for the settlement of vested shares and thus, Business’ employment expenses related to these shared-based plans are recognized with a corresponding entry as a contribution within “Parent´s Net Investment”.

The fair value of options granted is recognized as an expense during the period in which the right accrues, i.e., the period during which specific vesting conditions must be met. The total amount to be recognized is determined:

•	Share Options: a Binominal model is used for the calculation of its fair value. For previous grants, however, fair value was calculated under the Black - Scholes model.
•	Restricted shares: fair value is calculated by reference to the fair value of the granted shares (at the market price at grant date), excluding the impact of any non-market service and performance-based vesting conditions (e.g., profitability, capital increase targets). Non-market vesting conditions are included in the assumptions about the number of shares to be vested.

At each date of reporting, the Business revises the estimated number of options which will vest based on the established conditions. The impact of the revision of the initial estimates, if any, is recognized in the combined carve-out statement of profit or loss and other comprehensive income on a prospective basis.

Social contributions payable in connection with the grant of shares are considered an integral part of the grant itself.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

n.	Revenue Recognition

The Business generates most of its revenue through the sale of textbooks (“publishing” when sold as standlone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transaction or term contracts with an average period from three to five years.

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when it delivers the content in printed and digital format.

Since the acquisition of Livro Fácil in December 2017, the Business also sells its products directly to students and parents through its e-commerce platform. Since the Business obtains control of the goods sold before they are transferred to its customers, the Business assessed the principal versus agent relationship and determined that it is a principal in the transaction. Therefore, revenue is recognized in a gross amount of consideration to which the Business is entitled in exchange for the specified goods transferred.

Due to the nature of the Business’ operations, sale of printed and digital textbooks and learning systems is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Business also provides other types of complementary educational solutions, preparatory course for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and other are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measure most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

These services revenue is subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipal service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

o.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the combined carve-out statement of profit or loss and other comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgements and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
6.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The economic and financial risks mainly reflect the behavior of macroeconomic variables such interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Cogna Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (borad consume price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	At December 31, 2019	At December 31, 2018	Interest rate
Bonds
Private Bonds – 4th Issuance	—	613,001	CDI + 0,90% p.a.
Private Bonds – 4th Issuance	—	204,334	CDI + 1,70% p.a.
Private Bonds – 5th Issuance	101,802	821,221	CDI + 1,15% p.a.
Private Bonds – 5th Issuance	101,765	—	CDI + 1,00% p.a.
Private Bonds – 6th Issuance	305,368	—	CDI + 0,90% p.a.
Private Bonds – 6th Issuance	204,047	—	CDI + 1,70% p.a.
Private Bonds – 7th Issuance	814,086	—	CDI + 1,15% p.a.
Private Bonds – 8th Issuance	113,879	—	CDI + 1,00% p.a.
Financing and Lease Liabilities	153,714	19,911	IPCA
Accounts Payable for Business Combination	10,941	10,708	100% CDI
Total	1,805,602	1,669,175
b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 9.c).

The Business limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Business´ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

The Business continuously monitors its cash balance and the indebtedness level and implements measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash generated by the Business is managed on a Cogna Group basis. The Cogna Group’s Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

The Business’ main financial liabilities refer to financing, related parties bonds and suppliers (including Reverse Factoring). In 2019 the Business issued bonds (Note 13) of R$ 1,535 million to lengthen its debt maturities, as well as to meet its working capital needs. These issuances adversely affected the financial indebtedness ratios.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The table below presents the maturity of the Business´ financial liabilities.

Financial liabilities by maturity ranges

At December 31, 2019	Less than one year	Between one and two years	Over two years	Total
Bonds	440,947	1,200,000	—	1,640,947
Lease Liabilities	7,101	29,323	117,290	153,714
Accounts Payable for business combination	1,772	1,030	8,139	10,941
Suppliers	128,728	—	—	128,728
Reverse Factoring	94,930	—	—	94,930
Suppliers - related Parties	207,174	—	—	207,174
Other liabilities - related parties	49,244	—	—	49,244
Loans from related parties	29,192	—	—	29,192
	959,088	1,230,353	125,429	2,314,870

Financial liabilities by maturity ranges

The table below reflects the estimated amounts payable of principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2019.

At December 31, 2019	Less than one year	Between one and two years	Over two years	Total
Bonds	467,227	1,271,519	—	1,738,746
Lease Liabilities	7,357	30,379	121,512	159,248
Accounts Payable for business combination	1,878	1,091	8,624	11,593
Suppliers	128,728	—	—	128,728
Reverse Factoring	101,186	—	—	101,186
Suppliers - related parties	222,090	—	—	222,090
Other liabilities - related parties	49,244	—	—	49,244
Loans from related parties	29,192	—	—	29,192
	1,006,901	1,302,989	130,137	2,440,027

As of December 31, 2019, the Business had negative working capital of R$ 326,550 (compared to negative working capital of R$ 236,643 as of December 31, 2018) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities. see note 28a. - Subsequent events.

Capital management

The Business’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during the year as of December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 5.96% p.a. as per CDI references rates disclosed by B3 S.A (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as Of December 31, 2019	Base scenario	Scenario I	Scenario II
Financial Assets	101,7% of CDI	42,539	2,578	3,223	3,868
Accounts Payable for Business Combination	100% of CDI	(10,941)	(652)	(815)	(978)
Bonds	CDI + 1,15	(1,640,947)	(116,670)	(145,837)	(175,005)
		(1,651,888)	(117,322)	(146,652)	(175,983)
Net exposure		(1,609,349)	(114,744)	(143,429)	(172,115)
(i)	In accordance with the CDI reference rates of the B3 S.A., available on the website of the institution.
7.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	As of December 31, 2019	As of December 31, 2018
Assets - Amortized cost
Cash and cash equivalents	1	43,287	102,231
Trade receivables	2	388,847	319,758
Other receivables	2	1,735	9,326
Related parties - other receivables	2	38,141	—
		472,010	431,315
Liabilities - Amortized cost
Bonds and financing	2	1,640,947	1,638,556
Lease liabilities	2	153,714	19,911
Reverse Factoring	2	94,930	113,002
Suppliers - related Parties	2	207,174	230,816
Account payables for business combination	2	10,941	10,708
Other liabilities - related parties	2	49,244	—
Loans from related parties	2	29,192	—
		2,186,142	2,012,993

The Business’ financial instruments as of December 31, 2019 and 2018 are recorded in the combined carve-out statement of financial position at amounts that are consistent with their fair values.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Cash	33	36
Bank account	716	1,516
Financial investments (i)	42,539	100,679
	43,287	102,231
(i)	The Business invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield of 101.68% of the annual CDI rate on December 31, 2019 (99,89% on December 31, 2018).
9.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition
	As of December 31, 2019	As of December 31, 2018
Trade receivables	394,309	335,354
Related Parties (Note 19)	17,062	3,801
(-) Impairment losses on trade receivables	(22,524)	(19,397)
	388,847	319,758
b.	Maturities of trade receivables
	As of December 31, 2019	As of December 31, 2018
Not yet due	332,071	302,610
Past due
Up to 30 days	10,403	4,407
From 31 to 60 days	7,505	5,193
From 61 to 90 days	6,071	5,136
From 91 to 180 days	9,506	4,716
From 181 to 360 days	16,813	4,649
Over 360 days	6,894	2,933
Total past due	57,192	27,034

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	As of December 31, 2019	As of December 31, 2018
Clients on bankuptcy	5,046	5,710
Related parties (note 19)	17,062	3,801
Provision for impairment of trade receivables	(22,524)	(19,397)
	388,847	319,758

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The Business always measures impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Business also recognizes impairment losses on trade receivables of 100% against all receivables related to customers that filled bankruptcy process, because historical experience has indicated that these receivables are generally not recoverable.

Credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Business’ provision matrix as of December 31, 2019 and 2018. As the Business’ historical credit loss experience does not show significantly different loss patterns for different customer types, the impairment losses on trade receivables based on past due status is not further distinguished between different customer bases.

	As of December 31, 2019		As of December 31, 2018
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.67%	2,267	0.96%	2,932
Past due
Up to 30 days	1.81%	188	8.85%	390
From 31 to 60 days	3.12%	234	17.89%	929
From 61 to 90 days	5.04%	306	23.56%	1,210
From 91 to 180 days	11.10%	1,055	40.18%	1,895
From 181 to 360 days	45.37%	7,628	74.90%	3,482
Over 360 days	84.13%	5,799	97.14%	2,849
		17,478		13,687
Clients on Bankuptcy (i)	100.00%	5,046		5,710
Impairment losses on trade receivables		22,524		19,397

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(i)	During the year ended December 31, 2019 and December 31, 2018, the Business’ Management recorded 100% for impairment losses from three of its clients that went into bankruptcy. All those corporate clients were national booksellers that were present in the main cities of the country and therefore were considered as strategic marketplaces for the commercialization of our published materials to final customers (students, teachers and schools).

The following table shows the changes in impairment losses on trade receivables for the year ended December 31, 2019 and 2018:

	As of December 31, 2019	October 11 to December 31, 2018
Opening balance	19,397	26,616
Additions	6,936	366
Clients in bankruptcy	(664)	5,566
Reversals	(1,975)	(3,649)
Write-off against trade receivables	(1,170)	(9,501)
Closing balance	22,524	19,397
10.	Inventories

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Finished products	145,006	140,746
Work in process	34,502	26,953
Raw materials	31,033	79,720
Imports in progress	1,143	850
Right to returned goods (i)	10,552	13,913
	222,236	262,182
(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Changes in provision for losses with obsolete inventories is broken down as follows:

	As of December 31, 2019	October 11 to December 31, 2018
Opening balance	72,410	75,508
Additions	9,331	66
(Reversals)	(2,500)	(3,164)
Inventory losses	(10,161)	—
Closing balance	69,080	72,410

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

11.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

	Depreciation weighted average rate	December 31, 2019			December 31, 2018
		Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10%-33%	26,244	(23,758)	2,486	24,976	(21,763)	3,213
Furniture, equipment and fittings	10%-33%	36,268	(23,902)	12,366	28,585	(13,575)	15,010
Buildings & improvements	5%-20%	46,420	(26,738)	19,682	51,393	(31,216)	20,177
In progress	—	18,589	(14,050)	4,539	—	—	—
Right of use assets	20%	205,270	(59,834)	145,436	—	—	—
Land (finance leasing)	10%	4,412	(3,959)	453	21,308	(1,402)	19,906
Total		337,203	(152,242)	184,961	126,262	(67,956)	58,306

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture equipment and fittings	Property, buildings and improvement	In progress	Right of use assets	Land	Total
At October 11, 2018	2,137	7,093	16,752	9,760	—	21,308	57,050
Additions	2,324	3,387	388	—	—	—	6,099
Disposals	(940)	(265)	(954)	(724)	—	(876)	(3,759)
Depreciation	(308)	(33)	(217)	—	—	(526)	(1,084)
Transfers	—	4,828	4,208	(9,036)	—	—	—
December 31, 2018	3,213	15,010	20,177	—	—	19,906	58,306
Opening balance - IFRS 16	—	—	—	—	150,311	—	150,311
At January 01, 2019	3,213	15,010	20,177	—	150,311	19,906	208,617
Additions	1,339	2,958	3,973	4,539	31,177	—	43,985
Disposals (i)	—	(3,827)	—	—	(35,945)	—	(39,772)
Depreciation	(2,066)	(1,775)	(4,468)	—	(19,560)	—	(27,869)
Transfers	—	—	—	—	19,453	(19,453)	—
At December 31, 2019	2,486	12,366	19,682	4,539	145,436	453	184,961
(i)	The disposals of R$ 35,945 in rights of use assets is mainly due to the return of the administrative properties leased by Business.

There were no indications of impairment of property and equipment for the year ended December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

12.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

	Amortization weighted average rate	December 31, 2019			December 31, 2018
		Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Softwares	15%	276,542	(200,217)	76,325	256,645	(196,557)	60,088
Trademarks	5%	614,958	(30,923)	584,035	614,958	(4,417)	610,541
Customer Portfólio	8%	1,109,388	(98,666)	1,010,722	1,109,388	(15,503)	1,093,885
Goodwill	—	3,286,263	—	3,286,263	3,286,263	—	3,286,263
In progress (i)	—	14,051	—	14,051	30,098	—	30,098
Other Intangible assets	33%	25,146	(11,157)	13,989	16,876	(10,814)	6,062
		5,326,348	(340,963)	4,985,385	5,314,228	(227,291)	5,086,937
(i)	Substantially refers to development of the projects related to Plurall, project to improve the digital platform and other projects related to enterprise resource management (ERP) solutions.

Changes in intangible assets and goodwill were as follows:

	Softwares	Custom Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At October 11, 2018	29,343	1,109,388	614,958	6,030	53,849	3,286,263	5,099,831
Additions	4,168	—	—	360	6,158	—	10,686
Disposals	(2,734)	—	—	(160)	—	—	(2,894)
Amortization	(598)	(15,503)	(4,417)	(168)	—	—	(20,686)
Transfers	29,909	—	—	—	(29,909)	—	—
At December 31, 2018	60,088	1,093,885	610,541	6,062	30,098	3,286,263	5,086,937
Additions	19,897	—	—	10,220	7,344	—	37,461
Disposals	—	—	—	(1,950)	—	—	(1,950)
Amortization	(18,794)	(83,163)	(26,506)	(8,600)	—	—	(137,063)
Transfers	15,134	—	—	8,257	(23,391)	—	—
At December 31, 2019	76,325	1,010,722	584,035	13,989	14,051	3,286,263	4,985,385

Impairment tests for goodwill

The Business is comprised of two separate CGUs (each one of its reportable operating segments, as per note 25), for which the recoverable amount has been determined based on value-in-use calculations. Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,275,535
Digital Platform	10,728
3,286,263

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

These calculations use cash flow projections based on financial budgets approved by Management covering an eight-year period. Cash flows after the end of the period defined for each projection were extrapolated based on the estimated growth rates of 6.1% p.a. The growth rate does not exceed the long-term average growth rate for the education business in which the Business operates. The nominal discount rate used was 10.08% which derived from the Business’ WACC.

The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

At December 31, 2019, goodwill was subject to impairment testing; no adjustments were considered necessary.

Impairment for other intangible assets and in progress

There were no indications of impairment of intangible assets for the year ended December 31, 2019, 2018. Additionally, intangible assets stated as “in progress” were tested for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

13.	Bonds and Financing
a.	Composition of bonds and financing

The balance of bonds and financing is comprised by the following amounts:

	At December 31, 2018	Capitalization of bonds(i)	Contribution of bonds(ii)	Payment of interest	Interest accrued	Tranfers(iii)	December 31, 2019
Bonds with Related Parties	338,556	(186,617)	417,030	(88,732)	63,620	(102,910)	440,947
Finance leases	1,303	—	—	—	—	(1,303)	—
Current liabilities	339,859	(186,617)	417,030	(88,732)	63,620	(104,213)	440,947
Bonds with Related Parties	1,300,000	(1,321,680)	1,118,770	(28,964)	28,964	102,910	1,200,000
Finance leases (ii)	18,608	—	—	—	—	(18,608)	—
Non-current liabilities	1,318,608	(1,321,680)	1,118,770	(28,964)	28,964	84,302	1,200,000
Total	1,658,467	(1,508,297)	1,535,801	(117,696)	92,583	(19,911)	1,640,947

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	October 11, 2018	Payment of interest	Interest accrued	At December 31, 2018
Bonds with Related Parties	309,302	—	14,106	338,555
Finance leases	1,728	(443)	20	1,305
Current liabilities	311,030	(443)	14,126	339,859
Bonds with Related Parties	1,303,663	—	11,485	1,300,001
Finance leases	18,607	—	—	18,607
Non-current liabilities	1,322,270	—	11,485	1,318,608
Total	1,633,300	(443)	25,611	1,658,468
(i)	On September 28, 2019, the Cogna Group approved the capitalization of the 4th issuance and 5th issuance private bonds, in the amount of R$1,508,297, increasing the Net Parent Investment in these combined carve-out financial statements.
(ii)	On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,801 of the value was transferred to the Business through the Corporate Reorganization (according to Note 1). Through this process, the Business is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.
(iii)	Due to the adoption of IFRS 16, Finance Leases’ balances were transferred to “Lease Liabilities”. (Note 14)

As of December 31, 2019 the Business has six bonds series with related parties, all of them unsecured and non-convertible into shares. The proceeds from these issuances were used to lengthen the Business’ debt profile, as well as to meet the Business’ working capital needs. The bonds have the following characteristics:

As of December 31, 2019
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	5th	6th	6th
Serie	Serie 1	Serie 1	Serie 2
Date of issuance	03/15/2018	08/15/2017	08/15/2017
Maturity Date	05/15/2021	08/15/2020	08/15/2022
First payment after	60 months	36 months	60 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 0,90% p.a.	CDI + 1,70% p.a.
Principal amount (in million R$)	100	300	200

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As of December 31, 2019
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	7th	8th	5th
Serie	Single	Single	Serie 2
Date of issuance	03/15/2018	10/25/2017	08/15/2018
Maturity Date	09/09/2021	10/25/2020	08/15/2023
First payment after	36 months	36 months	60 months
Remuneration payment	Semi-annual interest	End of contract	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 1,00% p.a.	CDI + 1,00% p.a.
Principal amount (in million R$)	800	100	100
b.	Maturities of bonds and financing

The maturities ranges of these accounts are comprised as follow:

Maturity of installments	At December 31, 2019
	Total	%
2020	440,947	26.9%
2021	1,000,000	60.9%
2022	100,000	6.1%
2023	100,000	6.1%
Total non-current liabilities	1,200,000	73.1%
	1,640,947	100.0%
14.	Suppliers
a.	Composition of bonds and financing
	As of December 31, 2019	As of December 31, 2018
Local suppliers	98,824	75,251
International suppliers	—	2,388
Related parties (note 19)	1,219	446
Copyright	28,685	22,387
Reverse Factoring (b)	94,930	113,002
Other	—	16,055
	223,658	229,529

b. Reverse Factoring

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that commensurates with its own credit risk.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

14.	Lease liabilities
Opening balance at December 31, 2018
Initial application - IFRS 16 (Note 4a.)	153,872
Transfers (note 13)	19,911
Additions for new lease agreements	31,177
Cancelled contracts (i)	(34,852)
Interest	16,312
Payment of interest	(8,685)
Payment of principal	(24,021)
Closing balance at December 31, 2019	153,714
Current liabilities	7,101
Non-current liabilities	146,613
153,714
(i)	The cancelled contracts of R$ 34,852 refers to mainly cancellation of leases agreement of the administrative properties leased by the Business.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), are recognized on straight line basis in rent expenses of the period and are not included in the lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the year ended December 31, 2019:

December 31, 2019
Fixed Payments	24,021
Payments related to short-term contracts and low value assets (note 21)	20,375
44,396

Business’ lease operations are not subject to any financial covenants.

16.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Refund liability (i)	45,248	73,548
Sales of employees’ payroll (iii)	4,173	5,738
Deferred income in leaseback agreement (ii)	7,500	8,410
Other liabilities	1,603	1,592
	58,524	89,288
Current	49,328	76,001
Non-current	9,196	13,287
	58,524	89,288

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(i)	Refers to the customers’ right to return products (note 3.b)
(ii)	In March, 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo in the amount of R$ 25,500. This transaction included a deferred income of R$ 9,104 which will be appropriated according to the lease term of the property (120 months).
(iii)	Refers to deferred income related to the sale of a 5-year exclusivity to process our Business employees’ payroll to Banco Itaú for R$

7,000 thousand, on August 2017. This income will be recognized on a straight line basis throughout the contract term as “Other Operating income” as the Business believes that the rights of exclusivity are transferred to Itaú over this period.

17.	Accounts Payable for Business Combination

In December 2017, the Predecessor Somos-Anglo agreed on the Purchase and Sale Agreement with the purpose of acquiring 100% of Livro Fácil. The total consideration paid for the acquisition was R$ 23.8 million, of which R$ 8.8 million in cash, R$ 4.8 million in shares and R$ 10.1 million on installments, which are still outstanding and accrue contractual CDI charges.

The maturities of such balances are shown in the table below:

	As of December 31, 2019
Maturity of installments	Total	%
2020	1,772	16.2
2021	1,030	9.4
2022	3,090	28.2
2023 onwards	5,049	46.2
Total non-current liabilities	9,169	83.8
	10,941	100.0

Changes in this balance were the following:

	As of December 31, 2019	As of December 31, 2018
Opening balance	10,708	10,589
Interest adjustment	233	119
Closing balance	10,941	10,708
18.	Salaries and Social Contribution
	As of December 31, 2019	As of December 31, 2018
Salaries payable	20,658	34,581
Social contribution payable	9,532	9,224
Provision for vacation pay	13,213	17,109
Provision for profit sharing	18,333	23,642
Others	12	1,002
	61,748	85,558

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

19.	Related Parties

As presented in note 1, the Business is part of Cogna Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in this combined carve-out financial statements. Transactions with these related parties are priced on an arm’s length basis, except for certain intangibles described in item d. and are settled in cash. None of the related party balances are secured. No expense has been recognized in these combined carve-out financial statements for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

Balances and transactions between Parent Entities’ operations included in the Business, have been eliminated in the combined carve-out financial statements. However, during the periods presented below, the Business entered into the following transactions with other related parties or with operations with the Parent Entity and its subsidiaries that are not part of the business.

The balances with Related Parties are presented below:

	Other receivables	Trade receivables	Indemnification asset	Other payments	Loans	Suppliers	Bonds
	(i)	(Note 9)	(note 19b)	(i)	(ii)	(note 14)	(note 13)
Cogna Educação SA.	—	—	149,600	—	—	—	—
Anhanguera Educacional Participacoes SA.	—	1,150	—	—	—	—	—
Editora Atica SA.	16	281	—	31,944	—	—	—
Editora Scipione SA.	4,743	304	—	—	—	—	—
Escola Mater Christi Ltda.	—	204	—	130	—	—	—
Maxiprint Editora Ltda.	4,021	1,154	—	—	—	—	—
Pax Editora E Distribuidora Ltda.	—	49	—	—	—	—	—
Saraiva Educacao SA.	28,226	424	—	—	—	—	—
Somos Idiomas SA.	75	2	—	—	—	—	—
Acel Administracao De Cursos Educacionais Ltda.	—	1,415	—	—	—	—	—
Ecsa Escola A Chave Do Saber Ltda.	—	212	—	—	—	—	—
Colégio Jao Ltda.	—	415
Colégio Motivo Ltda.	—	1,442
Editora E Distribuidora Educacional SA.	—	2,705	—	—	—	737	—
Sge Comercio De Material Didatico Ltda.	6	5	—	—	—	482	—
Sistema P H De Ensino Ltda.	—	2,027	—	18	—	—	—
Somos Operações Escolares SA.	42	—	—	4,197	29,192	—	—
Saber Serviços Educacionais SA.	—	5,041	—	—	—	—	1,640,947

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	Other receivables	Trade receivables	Indemnification asset	Other payments	Loans	Suppliers	Bonds
	(i)	(Note 9)	asset (note 19b)	(i)	(ii)	(note 14)	(note 13)
Sociedade Educacional Doze De Outubro Ltda.	—	232	—	—	—	—	—
Saber Serviços Educacionais as	1,012	—	—	—	—	—	—
Editora E Distribuidora Educacional as	—	—	—	12,955	—	—	—
	38,141	17,062	149,600	49,244	29,192	1,219	1,640,947
(i)	Refers exclusively to the collection of corporate expenses, which are: Payroll, Services with third parties and others (Note 19.c)
(ii)	Refers to loans received by Somos Educação S.A with a maturity of 365 days and without interests, which can be postponed using an agreement addendum and subject to agreement by the counterparty or by Parent entity.
	December 31, 2018
	Trade receivables (Note 9)	Indemnification asset (note 19b)	Suppliers	Bonds
Cogna Educação SA.	—	149,600	—	—
Acel Administracao De Cursos Educacionais
Ltda.	423	—	410	—
Colégio Jao Ltda.	101	—	3	—
Colégio Maxi Ltda.	1	—	—	—
Colégio Motivo Ltda.	1,042	—	25	—
Ecsa Escola A Chave Do Saber Ltda.	29	—	—	—
Sge Comercio De Material Didatico Ltda.	1,667	—	—	—
Sistema P H De Ensino Ltda.	296	—	8	—
Somos Operações Escolares SA.	211	—	—	—
Saber Serviços Educacionais SA.	—	—	—	1,638,556
Sociedade Educacional Doze De Outubro Ltda.	31	—	—	—
	3,801	149,600	446	1,638,556

The transactions with Related Parties held as of December 31, 2019 and for the period October 11, 2018 to December 31, 2018 were as follows:

	December 31, 2019		October 11, 2018 to December 31, 2018
Transactions held:	Revenues (ii)	Finance costs (i)	Revenues (ii)	Finance costs (i)
Sistema PH de Ensino	4,642	—	3,267	—
Colegio Motivo	1,909	—	316	—
ACEL Administração de Cursos Educacionais	1,307	—	283	—

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019		October 11, 2018 to December 31, 2018
Transactions held:	Revenues (ii)	Finance costs (i)	Revenues (ii)	Finance costs (i)
Sociedade Educacional Doze de Outubro	469	—	134	—
Escola Mater Christi	311	—	120	—
Colégio Integrado JAO	511	—	127	—
Editora E Distribuidora Educacional SA	1,647	—	592	—
Saber Serviços Educacionais Sa	1,770	92,583	—	25,591
Outros	134	—	72	—
	12,700	92,583	4,911	25,591
(i)	As described in note 13, refers to bonds subscribed by SABER as of December 31, 2018 and by SOMOS as of October 11, 2018.
(ii)	Primarily refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Cogna’s Group for resale to its direct clients.
(iii)	Refer to outstanding reimbursements to other related parties or with operations with the Parent Entities that are not part of the business. For shared expenses incurred, that were allocated to the Business according to the assumptions presented in note 2.
a.	Suppliers and other arrentements with related parties

The Business is the legal obligor for purchases of certain raw materials used in activities related to other businesses of the Parent Entity that are not included in these combined carve-out financial statements in the amount of R$ 207,174 as of December 31, 2019 (R$ 230,816 as of December 31, 2018) and finance costs of R$ 24,612 from the year ended December 31, 2019 (R$ 6,817 from October 11, 2018 to December 31, 2018). These balances were originally recognized with a corresponding entry in Parent’s Net Investment, and therefore, had no impact on the Business’ profit or loss.

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Business and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million. See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Cost sharing agreements with related parties

In the past, the Business and its related parties expensed certain amounts based on an apportionment from Cogna related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activities. The expenses related to these apportionments were recognized in these combined carve-out financial statements according to assumptions defined by the Management based on the nature of expense shared attributable to the Business.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

d.	Brand and Copyrights sharing agreements with related parties

During November and December 2019, the Business and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

—     On November 11, 2019, the Business and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Business, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

—     On November 6, 2019, the Business entered into a trademark license agreement (as amended on 2020) with EDE for which Business has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

—     On December 6, 2019, the Business also entered into two trademark license agreement (as amended on 2020) by which the use rights related to certain trademarks, such as “Somos Educação”, “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” have been granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

e.	Lease and sublease agreements with related parties

The Business and its related parties also shared the infrastructure of rented warehouses and other properties which are direct expenses of the Cogna Group. The expenses related to these rental payments were recognized in these combined carve-out financial statements according to assumptions defined by the Management based on utilization of these properties by the Business.

However, as part of its corporate restructuring (note 1) the Business has entered into lease and sublease agreements with its related parties on

December 5, 2019, to continue to share these rented warehouses and other properties, as follows:

— Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos – Anglo	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Bahia (Salvador)

— Commercial sublease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Mature	Rate	State of the property in use
Editora e Distribuidora Educacional S.A (“EDE”)	Somos – Anglo	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos – Anglo	Editora Scipione S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	SGE Comércio de Material Didático Ltda. (“SGE”).	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Entity (Sublessor)	Counterpart lease agreement (Sublessee)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Saraiva Educação S.A. (“Sariva”)	R$113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Livraria Livro Fácil Ltda. (“Livro Fácil”)	R$82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Editora e Distribuidora Educacional S.A (“EDE”)	R$43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
f.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO and the vice-presidents of Cogna Group, for which the nature of the tasks performed were related to the activities of the Business.

For the year ended December 31, 2019, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$ 12,802 (R$ 630 from October 11, 2018 to December 31, 2018). For the Business management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel. For the year ended December 31, 2019 share-based compensation expenses in the amount of R$ 1,372 (R$ 475 from October 11, 2018 to December 31, 2018), were paid to key management or incurred by the Business.

Key management personnel compensation comprised the following:

	December 31, 2019	October 11 to
		December 31, 2018
Short-term employee benefits	11,430	155
Share-based compensation plan	1,372	475
	12,802	630
20.	Provision for risks of tax, civil and labor losses and Judicial deposits and escrow accounts

The Management classifies the likelihood of loss of judicial/administrative proceedings in which the Business is a party as a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is sufficient to cover probable losses or when related to business combinations.

Also, in connection with the acquisition of Somos Group by Cogna Group, as described in Note 1, and pursuant to IFRS 3—”Business Combinations”, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

a.	Composition
	As of December 31, 2019	As of December 31, 2018
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	557,782	502,764
Labor proceedings (ii)	9,967	10,565
Civil proceedings	1	6
	567,750	513,335
Liabilities assumed in Business Combination
Labor proceedings (ii)	41,226	39,087
Civil proceedings	31	2,143
	41,257	41,230
Total of provision for risks of Tax, Civil and Labor losses
	609,007	554,565
(i)	Primarily refers to income tax positions taken by the predecessor Somos Anglo and the Successor in connection with a corporate reorganization held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Business reassessed this income tax position and recorded a liability, including interest and penalties, in the combined carve-out financial statements.
(ii)	The Business is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the year ended December 31, 2019 and period from October 11, 2018 to December 31, 2018 were as follows:

	As of December 31, 2018	Additions	Reversals	Interests	Total effect on the result	As of December 31, 2019
Tax proceedings	502,764	16,339	(699)	39,378	55,018	557,782
Labor proceedings	49,652	4,133	(4,585)	1,993	1,541	51,193
Civil proceedings	2,149	65	(2,239)	57	(2,117)	32
Total	554,565	20,537	(7,523)	41,428	54,442	609,007
Reconciliation with profit or loss for the period
Finance expense		—	—	(41,428)
General and administrative expenses		(4,198)	7,523	—
Income tax and social contribution		(16,339)	—	—
Total		(20,537)	7,523	(41,428)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	As of October 11, 2018	Additions	Reversals	Interests	Total effect on the result	As of December 31, 2019
Tax proceedings	492,551	3,665	—	6,548	10,213	502,764
Labor proceedings	49,637	6	(26)	35	1,541	49,652
Civil proceedings	2,140	1	—	8	(2,117)	2,149
Total	544,328	3,672	(26)	6,591	54,442	554,565
Reconciliation with profit or loss for the period
Finance costs		—	—	(6,591)
General and administrative expenses		(7)	26	—
Income tax and social contribution		(3,665)	—	—
Total		(3,672)	26	(6,591)
b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	As of December 31, 2019	As of December 31, 2018
Tax proceedings	1,419	1,410
Labor proceedings	955	733
Indemnification asset – Former owner	5,476	6,681
Indemnification asset – Related Parties (i)	149,600	149,600
Escrow-account (ii)	15,482	10,028
	172,932	168,452
(i)	Refers to an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination disclosed at note 2, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million. At December 31, 2019, the Business and its Parent Entity signed an agreement to legally bind this indemnification. See note 19b.
(ii)	Refers to guarantees received in past business combinations related to loss contingencies whose likelihood of loss is probable, and therefore which responsibility lies with the former owners. According to the Sale Agreement, these former owners would reimburse the Business in case of payments are required if and when contingencies materialize.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

21.	Current and Deferred Income Tax and Social Contribution
a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2019	October 11 to December 31, 2018
(Loss) Profit before income tax and social contribution for the year	(90,315)	3,690
Combined nominal statutory rate of income tax and social contribution	34%	34%

IRPJ and CSLL calculated at the nominal rates	30,707	(1,255)
Permanent Additions	(1,100)	(3,475)

Total IRPJ and CSLL	29,607	(4,730)
Current IRPJ and CSLL in the result	(22,113)	(4,750)

Deferred IRPJ and CSLL in the result	51,720	20
	29,607	(4,730)
a.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	October 11 to December 31, 2018	Effect on profit (loss)	As of December 31, 2018	First adoption of IFRS 16	Effect on profit (loss)	Effect on Parent’s Net Investment (ii)	As of December 31, 2019
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	119,557	(9,058)	110,499	—	6,573	(85,719)	31,353
Temporary Differences:
Impairment losses on trade receivables	9,068	(2,536)	6,532	—	1,129	(931)	6,730
Provision for obsolete inventories	25,906	(1,287)	24,619	—	(19,289)	2,423	7,753
Imputed interest on suppliers	(428)	(9,938)	(10,366)	—	8,477	(1,414)	(3,303)
Provision for risks of tax, civil and labor losses	3,624	2,243	5,867	—	15,497	(1,175)	20,189
Refund liabilities and right to returned goods	12,162	5,805	17,967	—	(6,170)	3,201	14,998
Lease Liabilities	—	—		1,508	1,308	778	3,594
Fair value adjustments on business combination (i)	(90,889)	12,997	(77,892)	—	46,574	832	(30,486)
Other termporary provision	8,951	1,794	10,745	—	(2,379)	(1,854)	6,512
Deferred Assets, net	87,951	20	87,971	1,508	51,720	(83,859)	57,340
(i)	As discussed in note 2, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Business (i.e. when the Business merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, as the Business considers it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired after the completion of the corporate restructuring referred to in note 1 above, no deferred income tax was recorded on this Business Combination, except for the portion of goodwill and fair value adjustments of prior business combinations carried out by the Predecessor

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Somos Anglo which does not have a tax basis (for tax purposes goodwill and fair value adjustments are comprised of two components being the first component goodwill and fair value adjustment of prior business combination and the second component being the acquisition of the predecessor by the successor). Therefore deferred income tax liability refers to the first component previously mentioned specifically for fair value adjustments once, as required by IFRS, deferred income tax liabilities is not recognized in the initial recognition of goodwill.

(ii)	On December 31 and October 31, 2018 this amount was related to deferred income tax asset on tax losses carryforward calculated based on a separate return method for the carve-out operations which, on December 31, 2019 was derecognized through Parent´s Net Investment in the amount of R$ (84,055), upon the conclusion of the legal entity structure that was completed via the comprehensive corporate restructuring mentioned in note 1. In addition, the temporary differences was also adjusted through Parent´s Net Investiment in net amount of R$ 1,860 related to difference between tax bases of legal entity and amount recognized based on a separate return method for the carve-out operation.
22.	Share-based compensation

Certain employees of the Business participate in a restricted share compensation plan of Cogna Group which is detailed below.

On September 3, 2018, Cogna Group’s stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the shares.

Cogna Group’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed.

The number of outstanding restricted shares as of December 31, 2019 was 159,919 and the grant date fair value was 10.58.

Based on the allocation criteria defined in Note 2, the Business statement of profit or loss and other comprehensive income and its Parent’s Net Investment were impacted by this share-based plan by R$ 1,372 for the year ended as of December 31, 2019 (R$ 475 for the period from October 11, 2018 to December 31, 2018).

23.	Net Revenue from sales and Services

The breakdown of net sales of the Business for the year ended December 31, 2019 and from period from October 11, 2018 to December 31, 2018 are shown below. The revenue is disaggregated into the categories the Business believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Learning Systems	December 31, 2019	October 11 to December 31, 2018
Gross revenue	542,070	101,097
Deductions from gross revenue
Taxes	(79)	(624)
Discounts	(37,989)	(3,263)
Returns	(9,350)	(1,443)
Net revenue	494,652	95,767

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Textbook	December 31, 2019	October 11 to December 31, 2018
Gross revenue	339,535	138,017
Deductions from gross revenue	(2,251)	(858)
Taxes	(58,757)	(28,867)
Returns	278,527	108,292
Complementary Education Solution
Gross revenue	33,106	1,565
Deductions from gross revenue
Taxes	(37)	160
Discounts	(1)	—
Returns	(1,880)	(39)
Net revenue	31,188	1,686
Gross revenue	83,094	32,408
Deductions from gross revenue	(3,686)	(1,230)
Taxes	(911)	(424)
Discounts	(605)	(20)
Returns	77,892	30,734
Total Content & EdTech Platform segment
Gross revenue	997,805	273,088
Deductions from gross revenue
Taxes	(6,053)	(2,552)
Discounts	(38,901)	(3,687)
Returns	(70,592)	(30,370)
Net revenue	882,259	236,479
E-commerce
Gross revenue	112,352	10,901
Deductions from gross revenue
Taxes	(3,239)	(481)
Discounts	—	—
Returns	(1,689)	(538)
Net revenue	107,424	9,882

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Total	December 31, 2019	October 11 to December 31, 2018
Gross revenue	1,110,157	283,989
Deductions from gross revenue
Taxes	(9,292)	(3,033)
Discounts	(38,901)	(3,687)
Returns	(72,281)	(30,370)
Net revenue	989,683	246,361
Sales	971,250	241,221
Services	18,433	5,140
Net revenue	989,683	246,361
(i)	Refers also to revenue from textbook sales of preparatory course for university admission exams.

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

24.	Costs and Expenses by Nature
	December 31, 2019	October 11 to December 31, 2018
Salaries and payroll charges	(200,621)	(62,376)
Raw materials and productions costs	(238,635)	(27,267)
Depreciation and amortization	(164,932)	(21,770)
Editorial costs	(61,281)	(21,638)
Copyright	(61,975)	(20,473)
Advertising and publicity	(60,416)	(17,091)
Utilities, cleaning and security	(11,869)	(9,379)
Rental and condominium fees	(20,375)	(7,929)
Third-party services	(26,406)	(3,817)
Travel	(12,471)	(3,664)
Consulting and advisory services	(16,028)	(2,910)
Impairment losses on trade receivables	(4,297)	(2,283)
Material	(1,087)	(1,762)
Taxes and contributions	(3,278)	(267)
Reversal of provision for risks of tax, civil and labor losses	3,325	19
Provision for losses with obsolete inventories	(6,831)	3,098
Other expenses	(20,052)	(5,858)
	(907,229)	(205,367)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019	October 11 to December 31, 2018
Cost of goods sold and services	(447,049)	(69,903)
Commercial expenses	(184,592)	(51,151)
General and administrative expenses	(276,427)	(84,898)
Impairment losses on trade receivable	(4,297)	(2,283)
Other operating income, net	5,136	2,868
	(907,229)	(205,367)
25.	Finance result
	December 31, 2019	October 11 to December 31, 2018
Finance income
Interest on financial investments	1,703	1,810
Other finance income	3,713	2,100
	5,416	3,910
Finance costs
Interest bonds and financing	(92,583)	(25,611)
Imputed interest on suppliers	(24,612)	(6,817)
Bank and collection fees	(847)	(607)
Interest on provision for risks of tax, civil and labor losses	(41,428)	(6,591)
Interest on Lease Liabilities	(16,312)	—
Other finance costs	(2,403)	(1,588)
	(178,185)	(41,214)
Finance costs	(172,769)	(37,304)
26.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquisition of Livro Fácil.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these combined carve-out financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	Content & EdTech Platform	December 31, 2019 Digital Platform	Total
Net revenue from sales and services	882,259	107,424	989,683
Cost of goods sold and services	(355,711)	(91,338)	(447,049)
Operating income (expenses):
General and administrative expenses	(252,475)	(23,952)	(276,427)
Commercial expenses	(184,570)	(22)	(184,592)
Other operating income	5,136	—	5,136
Impairment losses on trade receivables	(4,168)	(129)	(4,297)
	90,471	(8,017)	82,454
Assets	6,055,892	111,902	6,167,794
Current and non-current liabilities	2,955,764	111,947	3,067,711
	From October 11 to December 31, 2018
	Content & EdTech Platform	Digital Platform	Total
Net revenue from sales and services	236,479	9,882	246,361
Cost of goods sold and services	(64,701	(5,202)	(69,903)
Operating income (expenses):
General and administrative expenses	(83,963)	(935)	(84,898)
Commercial expenses	(49,346)	(1,805)	(51,151)
Other operating income	2,868	—	2,868
Impairment losses on trade receivables	(2,283)	—	(2,283)
	39,055	1,940	40,994
Assets	6,092,753	46,938	6,139,691
Current and non-current liabilities	2,834,102	37,088	2,871,190

The accounting policies of the reportable segments are the same as the Business’ accounting policies described in note 5.Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Business has all its operations held in Brasil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Business and Segments revenue in either the year ended December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

27.	Non-cash transactions

Non-monetary transactions for the year ended December 31, 2019 are: (i) Capitalization of bonds in the amount of R$ 1,508,297 (note 13); (ii) Contribution of bonds from parent company in the amount of R$ 1,535,801 (note 13), (iii) Additions of right use and finance lease in the amount of R$ 27,010 (note 15), and, (iv) Disposals of contracts of right use and finance lease in the amount of R $ 34,852 (note 15).

28.	Subsequent events
a)	COVID-19

On March 11, 2020, the World Health Organization (WHO) raised the contamination status of the Coronavirus outbreak (“COVID-19”) to a global pandemic, changing the world and Brazilian growth perspectives and adding important risks to Companies in an unprecedented scenario. As a result, managers and administration were required to analyze the situation and implement adequate actions in order to mitigate potential risks imposed by this new pandemic situation. This crisis caused governments around the world to impose a series of measures including: social distance, schools shut down, travel restrictions, lockdowns, closing non-essential businesses, among others, causing major disruptions in the financial, labor and standards market demand, in the logistics chains and, most importantly, impacting society as a whole.

To face this scenario, the Business established a Crisis Committee and developed a work plan covering a series of actions to, first of all, safeguard the physical and mental health of its employees and then preserve operational and financial capacity to face this period. We highlight below the main initiatives carried out by Business:

1)	Preserve the health of our employees, such as implementation of a work from home policy and a temporary closure of our distribution centers and reduced operations once re-opened with implementation of health and safety measures recommended by government authorities;
2)	Business continuity with through online platforms;
3)	Support the financial health, liquidity and cash;
4)	Implement restructuring measures, seeking to preserve jobs and the organization’s longevity;
5)	Implement organizational changes for the post-COVID world;
6)	Strategic Plan for opportunities generated by the crisis;
7)	Philanthropic actions that contribute to mitigate the impacts of COVID-19 on our business segment;
8)	Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, we emphasize that even after Governments decreed the closure of schools, our customers continued to provide educational services through our virtual platforms. As a result, we had no interruption in the sale and services contracted by our customers.

Despite of the continuity of educational services, the process of isolation and closure of schools, in addition to the restriction of mobility in some cities, brought some uncertainty to the logistics process and our business cycle. As an example, we closed our warehouse for almost a month, which caused delays in new deliveries and the returning of goods as well. Considering this, it is likely that we will have some impacts on revenue and profitability through the quarters of 2020 and, potentially, for the coming years. In addition, several reports and market projections indicate a drop in Brazilian GDP in 2020, which may impact our sales cycle for 2021.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As of the date of the issuance of these combined carve-out financial statements, the Business took the following measures in order to prioritize cash management and increase financial liquidity:

Reduction of costs and expenses

The Business discussed and established, together with the managers and the Crisis Management Committee, a cost and expense reduction plan that is in full execution and following as planned, and we can already highlight:

a)	implementation, as of May or June, depending of the area, the reduction in working hours and consequently wages of our administrative and corporate employees by 25%, for the next 3 months. About 90% of administrative employees were impacted and it was possible by changes in Brazilian labor regulation; and
b)	extensive renegotiation of contracts with suppliers (for example: lease arrangements, printers, IT services, law services, etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations are based on temporary price reduction with some cases including extension of the contract for some period.

Reduction and postponement of investments

Business opted to maintain investments in strategic projects and those related to improving the provision of services, considered essential for long-term growth and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance report indicators. However, Business, will continue to evaluate COVID impacts in its business and in the cash flow and may postpone its plans to expand through acquisitions or investments.

Liquidity risk

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term debt and financial obligations, the Business continues to operate in the finance markets with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Business suppliers, and also, with the support from its Parent Entity for at least 13 months from the date of the issuance of these combined carve-out financial statements. Thus, the Business expects to have the capacity to meet its short-term obligations and these combined carve-out financial statements have been prepared on the basis that the Business will continue as a going concern.

Parent Company Cogna Educação SA is committed to ensuring, if necessary, that Vasta Platform conducts its business with proper operational continuity and that it has the capacity to settle its obligations.

Impairment tests for goodwill during the subsequent event period

The Business evaluated the circumstances that could indicate an impairment in its non-financial assets and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests provided by Business on April 30, 2020, has not shown any adjustments to be considered necessary for these assets. We understand that this procedure meets the normative requirement to perform an impairment test at least once a year or, as in the present case, at any time when there are impairment indicators.

The main assumptions used in the calculations were: (i) 3.5% growth rate in perpetuity (previously presented 6.1%), and; (ii) applied discount rate (WACC) at 10.12% (previously presented 10.08%).

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Net Revenue from sales and services and gross margin

We expect sales and services rendered for the first quarter to remain stable over the comparative period in the prior year since annual contracts had been previously executed. However, there are risks related to this Global pandemic event that can impact the Business and may have impacts of its sales and gross margin for full year of 2020, and next years could be impacted if customers do not sign contracts with the same volumes than last year.

Inventories, including rights to returned goods

The Business assessed its inventories and did not identify relevant impacts due to obsolescence or devaluation of inventories and did not identify relevant impacts on the realization of rights to returned goods. One reason also was due to some initiatives carried out by Business, such as temporary closure of distribution centers, resulting in a decrease in production of our learning materials.

Other assets

The Business has not identified any changes in circumstances that indicate the impairment of other assets, but informs that it will continue to actively monitor the impacts derived from the COVID-19 crisis, and if the social distance measures and macroeconomic impacts continue, the conditions of Business’s financial results or results of operations in 2020 may be negatively impacted.

b)	Subsequent acquisition
•	A & R Comercio e Serviços de Informática Ltda (“Pluri”)

On January 2020, the Business concluded the acquisition of Pluri for R $ 27,790. Pluri is an entity based in the State of Recife specialized in solutions such as consulting and technologies for education systems, this acquisition is in line with the Business’ strategy of focusing on the distribution of its operations to other regions.

The payment will be made in three installments, being the first installment already paid, as follow:

31/01/2020: R$ 15,359

31/01/2021: R$ 9,431

31/01/2023: R$ 3,000

•	Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$18.2 million, R$10.0 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$6.6 million over the life of the earn-out period.

Somos – Anglo

(Predecessor)

Combined Carve-out Financial

Statements as of December 31, 2017

and January 1, 2017 and for the period

from January 1 to October 10, 2018 and

for the year ended December 31, 2017

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Somos – Anglo (Predecessor):

Opinion on the combined carve-out financial statements

We have audited the accompanying combined carve-out statements of financial positon of Somos - Anglo (the Company) as of December 31, 2017 and January 1, 2017, the related combined carve-out statements of profit or loss and other comprehensive income, statement of changes in parent’s net investment, and statement of cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, and the related notes (collectively, the combined carve-out financial statements). In our opinion, except for the omissions described below, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB).

As discussed in Note 2, the accompanying combined carve-out financial statements are not presented in accordance with International Accounting Standard 1 - Presentation of Financial Statements, as they do not include a combined carve-out statement of financial position and related notes as of October 10, 2018, and the combined carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 4 to the combined carve-out Financial Statements, the Company has changed its method of accounting for revenue recognition and recognition of financial instruments as from January 1, 2018 due to the adoption of IFRS 15 – Revenue from contract with customer and IFRS 9 – Financial Instruments.

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo – Brazil

February 20, 2020

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Financial Position

	Notes	As of December 31, 2017	As of January 1, 2017
		In thousands of R$
Assets
Current Assets
Cash and cash equivalents	9	165,689	82,792
Trade receivables	10	238,492	235,719
Inventories	11	183,513	212,665
Taxes recoverable		2,328	3,303
Income tax and social contribution recoverable		15,187	14,091
Prepayments		3,265	4,910
Other receivables		6,342	3,524
Total current assets		614,816	557,004
Non-current assets
Judicial deposits and escrow accounts	20	6,050	5,826
Deferred income tax and social contribution	21	27,556	25,484
Property, plant and equipment	12	57,260	58,728
Intangible assets and goodwill	13	657,655	654,174
Total non-current assets		748,521	744,212
Total assets		1,363,337	1,301,216

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Financial Position

In thousands of R$

		As of	As of
		December 31,	January 01,
Liabilities	Note	2017	2017
Current liabilities
Bonds and financing	14	217,553	95,912
Suppliers	15	228,515	220,723
Suppliers - related parties	19a.	231,190	226,887
Taxes payable		910	896
Income tax and social contribution payable		3,177	4,174
Salaries and social contributions	18	62,796	65,933
Contract liabilities and deferred income	16	72,918	68,243
Other liabilities		11,080	13,300
Total current liabilities		828,139	696,068
Non-current liabilities
Bonds and financing	14	989,611	387,819
Accounts payable for business combination	17	10,203	—
Contract liabilities and deferred income	16	5,235	—
Provision for risks of tax, civil and labor losses	20	9,258	16,399
Total non-current liabilities		1,014,307	404,218
Parent’s net (deficit) investment		(479,109)	200,930
Total liabilities and parent’s net investment		1,363,337	1,301,216

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income

	Notes	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
		In thousands of R$
Net revenue from sales and services	23	518,530	685,962
Sales		500,358	663,360
Services		18,172	22,602
Cost of goods sold and services	24	(220,975)	(255,250)
Gross profit		297,555	430,712
Operating income (expenses)
General and administrative expenses	24	(310,527)	(162,760)
Commercial expenses	24	(139,052)	(170,651)
Other operating income	24	4,831	—
Other operating expenses	24	(574)	(1,929)
Impairment losses on trade receivables	10 and 24	(4,027)	908
(Loss) / Profit before finance results and taxes		(151,794)	96,280
Finance results
Finance income	25	26,819	21,831
Finance costs	25	(221,371)	(128,720)
		(194,552)	(106,889)
Loss before income tax and social contribution		(346,346)	(10,609)
Income tax and social contribution
Current	21	(274,408)	—
Deferred	21	7,407	2,072
Net loss for the period/year		(613,347)	(8,537)
Other comprehensive income for the period/year		—	—
Total comprehensive loss for the period/year		(613,347)	(8,537)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Changes in Parent’s Net Investment

	Notes	Parent’s Net Investments
		In thousands of R$
Balances at January 01, 2017		200,930
Net loss for the year		(8,537)
Acquisition of Livro Fácil	26	23,825
Share-based compensation plan	22	5,591
Parent’s Net investments (deficit)		(700,918)
Balances at December 31, 2017		(479,109)
Net loss for the period		(613,347)
Share-based compensation plan	22	69,119
Parent’s Net investments (deficit)		(331,969)
Balances at October 10, 2018		(1,355,306)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Cash Flows

	Notes	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
		In thousands of R$
Cash Flows From Operating Activities
Loss before income tax and social contribution		(346,346)	(10,609)
Adjustments for:
Depreciation and amortization	12 and 13	37,660	43,245
Impairment (reversal) loss on trade receivable	10	4,027	(908)
Provision (reversal) for tax, civil and labor losses	20	150,594	(1,233)
Provision for obsolete inventories	11	352	4,427
Provision for interest on bonds and financing	14	89,149	78,259
Interest on provision for risks of tax, civil and labor losses	20	70,606	—
Provision for interest on account payable from business combination	17	386	—
Share-based payment expense	22	69,119	5,591
Refund liability and right to returned goods		(22,333)	1,006
Imputed interest on suppliers		357	10,737
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	5,855	4,273
		59,426	134,788
Changes in:
Trade receivables		93,474	1,484
Inventories		(57,391)	58,654
Prepayments		(24,135)	1,645
Taxes recoverable		(8,529)	1,180
Judicial deposits and escrow accounts		(12,652)	(224)
Other receivables		3,239	(1,203)
Suppliers		(57,268)	(37,727)
Salaries and social contributions		22,225	(3,137)
Taxes payable		(59)	(1,798)
Contract liabilities and deferred income		1,400	9,225
Other payables		6,031	7,982
Cash generated from operating activities		25,761	170,869
Income tax and social contribution paid		(14,683)	(1,505)
Tax, civil and labor proceedings paid	20	(767)	(5,908)
Payment of interest on bonds and financing	14	(103,428)	(59,826)
Net cash (used in) from operating activities		(93,117)	103,630
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	12 and 29	(8,235)	(8,526)
Additions to intangible assets	13	(27,587)	(21,606)
Proceeds from sale of property, plant and equipment	14	25,500	—
Acquisition of subsidiaries net of cash	26	—	1,013
Net cash (used in) investing activities		(10,322)	(29,119)
Cash Flows From Financing Activities
Proceeds from bonds	14 and 29	800,049	800,000
Repayments of bonds and financing	14	(380,664)	(95,000)
Others		11,301	4,303
Parent’s net investment (deficit)		(331,969)	(700,917)
Net cash from financing activities		98,717	8,386
Net (Decrease) Increase In Cash And Cash Equivalents		(4,722)	82,897
Cash and cash equivalents at beginning of year	9	165,689	82,792
Cash and cash equivalents at end of year	9	160,967	165,689
Net (Decrease) Increase In Cash And Cash Equivalents		(4,722)	82,897

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Notes to the Combined Carve-out financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

Somos - Anglo (hereinafter referred to as the “Business”), is not a separate legal entity. The Business is comprised of combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content to the private sector to basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Somos Educação S.A. and its subsidiaries (hereinafter referred to as “Somos”, or in combination with its subsidiaries, the “Somos Group”).

Thus, these combined carve-out financial statements include historical financial information and operations from the following legal entities (hereinafter referred to as “Parent Entities”):

•	Somos Educação S.A. (“Somos”)
•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”)
•	Editora Ática S.A. (“Ática”)
•	Saraiva Educação S.A. (“Saraiva”)
•	Editora Scipione S.A. (“Scipione”)
•	Maxiprint Editora Ltda. (“Maxiprint”)
•	Red Ballon – Somos Idiomas S.A. (“English Star”)
•	Livraria Livro Fácil Ltda. (“Livro Fácil”)
•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”)

The Business’ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Business’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; and (iii) developing software for adaptive teaching and optimizing academic management.

These combined carve-out financial statements were prepared for its inclusion in a Registration Statement (“Form F-1”) of Vasta Platform Limited with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management on February 20, 2020.

2.	Preparation basis and presentation of Combined Carve-out Financial Statements

The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”), except for the lack of presentation of a combined carve-out statement of financial position and related notes as of October 10, 2018, and the combined carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from IFRS as issued by IASB.

All IFRS issued by the IASB, effective at the time of preparing these combined carve-out financial statements have been applied.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing these combined carve-out financial statements. Since the Business become a first-time adopter later than Somos, the Business adopted the exemption to measure its assets and liabilities at the carrying amounts reflected in Somos Group´s consolidated financial statements. The requirement in IFRS 1 to provide reconciliations of financial information prepared under previous GAAP to IFRS is not relevant to the Business as this is the first set of combined carve-out financial statements of the Business.

The preparation of combined carve-out financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Business’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these combined carve-out financial statements are disclosed in Note 3.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other financial accounting literature and acceptable industry practices.

These combined carve-out financial statements were prepared in order to present the Business’ historical financial position, the performance of its operations and its respective cash flows as of December 31, 2017 and January 1, 2017 and for the period from January 1, 2018 to October 10, 2018 and for year ended December 31, 2017. These combined carve-out financial statements aim to materially reflect the financial statements of the “K-12 curriculum” private business as if it had operated as a separate entity from Parent Entities.

The combined carved-out assets, liabilities and results of operations of the Business were obtained based on the historic accounting records of Parent Entities. The balances in trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

Carve-out expenses related to salaries, social contributions and share-based programs, including those related to the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Somos Group, were allocated to the Business through assessment of the nature of the tasks performed by Parent Entities’ key personnel and employees and their connection with the activities of the Business.

Historically, Somos Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general and administrative expenses in the combined carve-out statement of profit or loss and other comprehensive income.

Cash and cash equivalents and changes in cash flows of Somos Sistemas, Livro Fácil Ltda. and Colégio Anglo, held locally and specifically related to the operations of the Business, have been included in these combined carve-out financial statements. Except for those entities, allocated costs and expenses have generally been considered to have been paid by the Parent Entities in the year in which the costs were incurred. Amounts receivable from or payable to the Parent Entities have been classified in the combined carve-out statement of

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 financial position within “Parent’s net investment”. The Business reflected the cash received from and expenses paid by the Parent Entities on behalf of the Business’ operations as a component of “Net investment” in the combined carve-out statement of changes in parent’s net investment and combined carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions and estimates, including those used to prepare these combined carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions used in these combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’ future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during all the periods presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

All significant intercompany transactions and balances within the Business have been eliminated.

a.	Functional and Presentation Currency

These combined carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ has been rounded to the nearest thousand value, except otherwise indicated.

b.	Measurement basis

The combined carve-out financial statements were prepared based on historical cost, except for certain assets and liabilities that are measured using fair values, as explained in the accounting policies below.

3.	Use of estimates and judgements

In preparing these combined carve-out financial statements, Management has made judgements and estimates that affect the application of Business’ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

a.	Judgements

The following notes present the significant judgements that Management has made in the process of applying the Business accounting policies and that have the most significant effect on the amounts recognized in these combined carve-out financial statements.

•	Note 2 - Preparation basis and presentation of combined carve-out financial statements: criteria for the allocation of assets and liabilities, income and expenses, bonds and financing and related interest costs;

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

•	Note 6.i – Accounting Policies: Suppliers (including Reverse Factoring): assessment of the substance of the reverse factoring transactions held by the Business and its classification as suppliers;
•	Note 6.n – Accounting Policies: Revenue Recognition and Note 23 – Net Revenue from Sales and Services: identification of performance obligations within the Business’ contracts with customers and when they are satisfied (point-in-time vs. over-time) and revenue disaggregation.
b.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next financial year is included in the following notes:

•	Deferred taxes (Note 21)

The liability method (as described in IAS 12 - “Income Taxes”) is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable profits may be higher or lower than the estimates considered in determining the deferred tax assets.

•	Provision for risks of tax, civil and labor losses (Note 20)

The Business is party to a number of judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursement by the Business, in connection of such losses, includes the evaluation of available evidence, including the advice of internal and external legal advisors. Management believes that provisions are sufficient and are correctly presented in the combined carve-out financial statements.

•	Impairment losses on trade receivables (Note 10)

When measuring Estimated Credit Losses (“ECL”) the Business uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Business carries out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

The Business measures its impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

•	Provision for inventory obsolescence (Note 11)

When estimating its provision for inventory obsolescence, the Business uses an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

•	Impairment (Note 13)

The Business tests annually goodwill for impairment based on the recoverable amounts of Cash-generating Units (CGUs), that have been determined based on estimated value-in-use calculations. The value-in-use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Business has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Business. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 13 to this combined carve-out financial statements.

•	Rights to Returned Goods and Refund Liabilities (Note 11 and Note 16)

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

•	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Business uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Business engages third party qualified valuers to perform the valuation using Level 2 and / or Level 3 inputs. Business’ management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs which were considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in note 22.

4.	Change in significant accounting policies

The Business adopted IFRS 15 - Revenue from contracts with customers and IFRS 9 - Financial Instruments which became effective as from January 1, 2018. As permitted by these standards, comparative information on these combined carve-out financial statements have not been restated to reflect the requirements of the new standards.

a.	IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether and when revenue is recognized, and how revenue is measured. It replaced the IAS 18 - Revenues, IAS 11 - Construction Contracts and related interpretations. Pursuant to IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer, replacing the principle of risks and rewards. The standard requires entities to exercise judgment, considering all relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Business assessed the new standard, considering the nature of its main transactions. Contracts were analyzed, as were the rights and obligations of each party, as well as payment terms and types of services or products in each individual contract. No significant impacts on the combined carve-out financial statements were identified and changes in accounting policies and further description of the Business sources of revenue are included in Note 6.n. The Business has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018).

b.	IFRS 9 - Financial instruments

The standard establishes requirements to classification, recognition and measurement of financial assets, financial liabilities and some contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial instruments: Recognition and measurement. The main amendments to IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, replacing the previous model of incurred losses; and (iii) relaxation of the requirements for adoption of the hedge accounting.

After analyzing the new accounting standard, the Business concluded that there were no significant impacts arising from its adoption.

The Business’ financial assets are mainly financial investments remunerated based on the Interbank Deposit Certificate (“CDI”) interest rate (Note 9) and trade receivables (Note 10), both classified as measured at amortized cost. The adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies and combined carve-out financial statement balances and / or classifications (previously loans and receivables), considering the nature of its transactions and business model applicable to such items.

The Business’ financial liabilities are mainly represented by bonds (Note 14), suppliers (Note 15) and accounts payable for business combinations (Note 17), which are classified as measured at amortized cost. Thus, for financial liabilities, the adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies, balances and/or classifications (previously other financial liabilities), considering the nature of its transactions.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Furthermore, the Business: (i) did not identify significant impacts with respect to the new impairment model; (ii) does not have any hedge instruments; and (iii) does not have highly complex financial instruments.

New accounting policies related to this standard are included in Note 6.b.

5.	New standards and interpretations not yet adopted

New standards issued by the IASB will become effective for the year commencing on January 1, 2019. The Business did not early adopt these standards for preparation of these combined carve-out financial statements.

a.	IFRS 16 - Leases

This standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Business applied the new standard on January 1, 2019, with the cumulative effect of adopting IFRS 16 recognized as an adjustment to the opening balance of “Parent’s net investment” at January 1, 2019, with no restatement of comparative information.

The Business opted to not apply the practical expedient to grandfather the definition of a lease in transition. This means that Business’s Management identified all contracts entered into before January 1, 2019 and assessed whether they contain leases according to the new accounting rules established by IFRS 16.

The Business applied the two recognition exemptions proposed by the standard to the following agreements: (i) short-term leases of assets (less than twelve months); and (ii) leases of property related to low-value assets. Rents not included in the initial assessment of the liabilities (for example, variable rents) are classified as operating expenses, as well as charges related to short-term and low-value leases.

The Business also applied the following available practical expedients for measuring its adoption impacts:

•	Use of a single discount rate for each rental portfolio with reasonably similar characteristics, in this sense, the incremental borrowing rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 9.67%;
•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
•	The Business did not separate non-lease components from contracts that also have lease components.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

As a result of the above facts, the Business recognized the following amounts as of January 1, 2019:

Opening balance adjustments
Non-current assets
Property, plant and equipment	154,681
Deferred Income Tax and Social Contribution	3,278
157,959
Current liabilities
Lease liabilities	13,275
Non-current liabilities
Lease liabilities	145,931
159,206
Parent’s net investment	(1,247)
b.	IFRIC 23 – Uncertain Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and
•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:
•	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.
•	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after 1 January 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparative periods or prospectively.

The Business’ Management does not anticipate that the application of the interpretation will have a material impact on the Business’ combined carve-out financial statements.

6.	Significant accounting policies

The significant accounting policies applied in the preparation of these combined carve-out financial statements are presented below. These policies have been consistently applied in the periods presented herein, except for those disclosed in Note 4.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

b.	Financial Assets and Liabilities
a.	Policies applicable as from January 1, 2018

As from the adoption of IFRS 9, the accounting practices adopted in the preparation of 2018 accounting information are in summary:

i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way how the Business manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•	The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;
•	how the performance of the portfolio is evaluated and reported to the Business’ management;
•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;
•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or in contractual cash flows obtained; and
•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•	contingent events that change the amount or timing of cash flows;

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

•	terms that may adjust the contractual rate, including variable rates;
•	the prepayment and the extension of the term; and
•	the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial assets are classified as “measured at amortized cost”.

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured at amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the combined carve-out statement of profit or loss and other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Business has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in the combined carve-out statement of profit or loss and other comprehensive income within “Finance income” in the period in which they arise.

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the combined carve-out statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Business or the counterparty.

iv.	Impairment of financial assets

The Business assesses on a prospective basis the expected credit losses (“ECL”) associated with its financial assets instruments carried at amortized cost, with accruals and reversals recorded in the combined carve-out statement of profit or loss and other comprehensive income. ECLs are based on the difference between the contractual cash flows due in accordance with the contract terms and all the cash flows that the Business expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk, where:

•	expected credit losses are calculated for the next 12 months are recorded when there is no significant increase in credit risk. 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or in a shorter period if the expected life of the instrument is less than 12 months)
•	In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Business applied the simplified approach of the standard and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 3.b.

b.	Policies applicable up to December 2017

As permitted by the transition rules for IFRS 9, the new standard was adopted by the Business as from January 1, 2018 without restating comparative figures. Accordingly, the accounting practices adopted in the preparation of comparative accounting information are in summary:

i.	Classification

The Business classified its financial assets as “loans and receivables”. The classification depended on the purpose for which the financial assets had been acquired. Financial assets were included in current assets, except for those with maturities greater than 12 months after the reporting date.

Financial liabilities were classified as “Other financial liabilities measured at amortized cost”. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

ii.	Initial Recognition and Subsequent Measurement

The initial measurement was not affected by the adoption of IFRS 9.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Loans and receivables were carried at amortized cost using the effective interest rate method.

Financial assets were derecognized when the rights to receive cash flows have expired or have been transferred and the Business had transferred substantially all the risks and rewards of ownership.

The Business derecognized a financial liability when its contractual obligations were discharged or canceled or expired. The Business also derecognized financial liabilities when terms were modified, and the cash flows of the modified liability were substantially different. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) was recognized in the combined carve-out statement of profit or loss and other comprehensive income.

iii.	Impairment of financial assets

The Business assessed at each reporting date whether there had been objective evidence that a financial asset or group of financial assets were impaired. The Business used its accumulated historical experience to estimate the future cash flows of its financial assets on a portfolio level in order to reliably estimate its impairment losses.

The amount of any impairment loss was recognized in the combined carve-out statement of profit or loss and other comprehensive income.

c.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods and work in process comprises third parties printing costs, raw materials and editorial costs (e.g. design costs, direct labor, other direct costs and related production overheads).

Editorial costs incurred during the development phase of a new product are presented within inventories as “Work in Process”, once materials are substantially reviewed on a yearly basis. After the commercialization begins, any subsequent costs incurred is recognized within the combined carve-out statement of profit or loss and other comprehensive income as “costs of goods sold and services”, according to the accrual period on which the services are rendered.

The Business records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories. See note 3.b.

d.	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Business, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the combined carve-out statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Property, buildings and leasehold improvements	5 - 20
IT equipment	3 - 10
Furniture, equipment and fittings	3 - 10
Land (for finance leasings)	10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the combined carve-out statement of profit or loss and other comprehensive income when control of the asset is transferred.

e.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Business reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

f.	Intangible Assets and Goodwill

The Business’ intangible assets are mostly comprised of software, trademarks, customer portfolio and goodwill. Those items are further described below:

a.	Goodwill

Goodwill is initially recognised and measured as set out in note 6.e.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, at the end of each fiscal year, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

b.	Software

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones. Directly attributable costs that are capitalized as part of the software product / project include the software / project development employee costs and an appropriate portion of significant direct expenses.

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets are amortized on the straight-line method over their estimated useful lives, not greater than 5 years.

c.	Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years.

d.	Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (10 years).

g.	Copyrights

The business accounts for different copyrights agreements as follows:

1.	Copyrights are paid to the authors of the content included within the textbooks produced by the Business and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the combined carve-out statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

2.	In some instances where the authors maintain the legal title of the copyrights, contracts require the anticipation of part of the payment or even the full downpayment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the combined carve-out statement of financial position and charged to the combined carve-out statement of profit or loss and other comprehensive income when the books are sold based on the related sales forecast. The business reviews regularly the forecast sales to determine if an impairment is required.
3.	When the Business purchases permanently the legal title of the copyright from the authors, the amounts are capitalized within “Intangible Assets and Goodwill” as “Other intangible assets” and are amortized on the straight-line method over their estimated useful lives, not greater than 3 years.
h.	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate potential impairment, at the end of each fiscal year.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units—CGU’s). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following an impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in the combined carve-out statement of profit or loss and other comprehensive income is not reversed.

i.	Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transactions characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk which are subsequently recorded as finance cost using the effective interest rate method. The effects of Reverse Factoring on the combined carve-out statement of cash flows are recognized within “Cash flow from operating activities”.

j.	Leases

Assets held under finance leases are recognized as property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The depreciation

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 policy for depreciable leased assets is consistent with that for depreciable assets that are owned, unless there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, and thus the asset is depreciated over the shorter of the lease term and its useful life.

The corresponding liability to the lessor is included in the combined carve-out statement of financial position within “Bonds and Financing”. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses incurred are recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Rentals payable under operating leases are charged to the combined carve-out statement of profit or loss and other comprehensive income on a straight-line basis over the term of the relevant lease.

k.	Provision for risks of Tax, Civil and Labor Losses

The provisions for risks related to lawsuits and administrative proceedings involving tax, civil and labor matters are recognized when (i) the Business has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which it is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates.

Provisions are recorded in an amount the Business believes it is sufficient to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized within general and administrative expenses when incurred.

l.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated based on pre-tax profit.

The IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the combined carve-out financial statements. The deferred income tax and social contribution assets are fully accounted for in the combined carve-out financial statements, except when it is not probable that assets will be recovered by future taxable profits.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

m.	Employee Benefits

The Business has the following employee benefits:

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Business also provides its commercial team with commissions calculated considering existing sales and revenue targets that are reviewed periodically. These values are accrued within “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being done twice a year (January and June). Since commissions are paid based on the annual sales of each contract, the Business elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Business’ pension contributions are associated with defined contribution schemes. Once the contributions have been made, the Business has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e. have rendered service entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses.

c.	Share-based Payments

As a form of incentive to boost performance and assure continuing relationships with the officers and/or employees of the Business, they have been included in the share-based compensation program of Somos. This Parent Entity is solely responsible for the settlement of vested shares and thus, Business’ employment expenses related to these shared-based plans are recognized with a corresponding entry as a contribution within “Parent’s Net Investment”.

The fair value of shares granted is recognized as an expense during the period in which the right accrues - i.e. the period during which specific vesting conditions must be met. The total amount to be recognized is determined by reference to the fair value of the granted shares (at the market price at grant date), excluding the impact of any non-market service and performance-based vesting conditions (e.g., profitability, capital increase targets, sales and retention for a specific period of time). Non-market vesting conditions are included in the assumptions about the number of shares to be vested.

At each date of reporting, the Business revises the estimated number of options which will vest based on the established conditions. The impact of the revision of the initial estimates, if any, is recognized in the combined carve-out statement of profit or loss and other comprehensive income on a prospective basis.

Social contributions payable in connection with the grant of shares are considered an integral part of the grant itself.

n.	Revenue Recognition

The Business generates most of its revenue through the sale of textbooks (“publishing” when sold as standalone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transaction or term contracts with an average period from three to five years.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when it delivers the content in printed and digital format.

Since the acquisition of Livro Fácil in December 2017, the Business also sells its products directly to students and parents through its e-commerce platform. Since the Business obtains control of the goods sold before they are transferred to its customers, the Business assessed the principal versus agent relationship and determined that it is a principal in the transaction. Therefore, revenue is recognized in a gross amount of consideration to which the Business is entitled in exchange for the specified goods transferred.

Due to the nature of the Business’ operations, sale of printed and digital textbooks and learning systems is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Business also provides other types of complementary educational solutions, preparatory course for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and other are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measures most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation are recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

These services revenues are subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipal service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Measurement and Recognition - Policy applicable as from January 1, 2018

Based on the adoption of IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer (i.e. net of value-added tax, returns, rebates and discounts). The amount of potential returns at each reporting period is estimated using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors.

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. The Business considers these sales to private schools as a single performance obligation which is complied with when printed materials are delivered and accepted by each client and available for use by each client over the school year (at a point-in-time). Thus, this revenue is recognized only when materials are effectively delivered and available for use by each client over the school year.

Consistent with the Business accounting policies prior to the adoption of IFRS 15, pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Each complementary educational service, digital service and other are deemed to be separate performance obligation. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measures most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

b.	Measurement and Recognition - Policy applicable up to December 31, 2017

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Business’ activities. Revenue is presented net of value-added tax, returns, rebates and discounts.

The Business recognized revenues when: (i) the most significant risks and rewards inherent to the ownership of the assets had been transferred to the purchaser, (ii) it was probable that the financial economic benefits would flow to the Business, (iii) the costs related and potential return of goods could be reliably estimated, (iv) there was no continued involvement with the goods sold, and (v) the amount of revenue could be reliably measured. The Business bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

o.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the combined carve-out statement of profit or loss and other comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgements and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
7.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Somos Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 10.c).

The Business limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Business’ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

The Business continuously monitors its cash balance and the indebtedness level and implements measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash generated by the Business is managed on a Somos Group basis. The Somos’ Group Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

The Business’ main financial liabilities refer to financing, related parties’ bonds and suppliers (including Reverse Factoring). In 2017 and 2018 the Business issued bonds (Note 14) of R$ 1,600 million to lengthen its debt maturities, as well as to meet its working capital needs. These issuances adversely affected the financial indebtedness ratios.

As of December 31, 2017, the Business had negative working capital of R$ 213,322 (R$ 139,064 at January 1, 2017) mainly due to current suppliers and related parties’ bonds outstanding. In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term maturities, the Business expects to continue to operate in the market with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Business suppliers, Bonds and other credit lines, and also, with the support from its Parent Entity for at least 13 months from the date of the issuance of these financial statements. Thus, the Business expects to have the capacity to meet its short-term obligations and these combined carve-out financial statements have been prepared on the basis that the Business will continue as a going concern.

See subsequent event footnote for the capitalization and issuance of related parties’ bonds.

b.	Capital management

The Business’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to October 10, 2018 or during the year ended December 31, 2017.

8.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	As of December 31, 2017	As of January 01, 2017
Assets - Loans and receivables
Cash and cash equivalents	1	165,689	82,792
Trade receivables	2	238,492	235,719
Other receivables	2	6,342	3,524
		410,523	322,035
Liabilities – Other financial liabilities
Bonds and financing	2	1,207,164	483,731
Suppliers	2	128,830	122,403
Accounts payable for business combination	2	10,203	—
Reverse factoring	2	99,685	98,320
Suppliers with related parties	2	231,190	226,887
		1,677,072	931,341

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Business’ financial instruments as of December 31, 2017 and January 01, 2017 are recorded in the combined carve-out statement of financial position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

9.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Cash	35	22
Bank account	2,263	1,015
Financial investments (i)	163,391	81,755
	165,689	82,792

_______________

(i)	The Business invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield 101.50% of the annual CDI rate at December 31, 2017 (101.00% on January 1, 2017).
10.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.       Composition

	As of December 31, 2017	As of January 01, 2017
Publishing	191,221	219,482
Learning System	44,523	27,174
Related Parties (note 19)	2,468	4,628
Others	17,500	5,058
(-) Impairment losses on trade receivables	(17,220)	(20,623)
	238,492	235,719

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.       Maturities of trade receivables

	As of December 31, 2017	As of January 01, 2017
Not yet due	224,296	219,310
Past due
Up to 30 days	4,721	6,492
From 31 to 60 days	5,421	5,137
From 61 to 90 days	3,872	4,996
From 91 to 180 days	4,473	3,668
From 181 to 360 days	5,739	7,330
Over 360 days	7,190	9,409
Total past due	31,416	37,032
Impairment losses on trade receivables	(17,220)	(20,623)
	238,492	235,719

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The following table shows the changes in impairment losses on trade receivables for the period of January 1, 2018 to October 10, 2018 and the year ended December 31, 2017.

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	17,220	20,623
Additions / (reversals) in the period/year	4,027	(908)
Write-off against trade receivables	(748)	(2,495)
Closing balance	20,499	17,220
11.	Inventories

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Finished products	105,566	121,882
Work in process	25,332	25,321
Raw materials	36,685	47,874
Imports in progress	543	1,880
Right to returned goods (i)	15,387	15,708
	183,513	212,665
(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Changes in provision for losses with obsolete inventories is broken down as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	71,617	67,190
Additions in the period / year (net)	352	4,427
Closing balance	71,969	71,617
12.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

Amortization weighted average rate	Depreciation weighted average rate	At December 31, 2017			As of January 1, 2017
		Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10%-33%	22,626	(19,920)	2,706	21,176	(18,154)	3,022
Furniture, equipment and fittings	10%-33%	32,644	(24,015)	8,629	33,058	(22,336)	10,722
Property, buildings and leasehold improvements	5%-20%	39,215	(24,438)	14,777	35,669	(21,587)	14,082
In progress (i)	—	12,349	—	12,349	12,103	—	12,103
Land (for finance leasings)	10%	18,799	—	18,799	18,799	—	18,799
Total		125,633	(68,373)	57,260	120,805	(62,077)	58,728

_______________

(i)	Substantially refers to building remodeling and improvements in the building for the preparatory course for university admission exams. Changes in property, plant and equipment are as follows:

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and leasehold improvements	In progress	Land (ii)	Total
At January 01, 2017	3,022	10,722	14,082	12,103	18,799	58,728
Additions Livro Fácil (i)	14	317	183	—	—	514
Additions	1,180	1,028	858	5,460	—	8,526
Disposals	(412)	(1,759)	(2,041)	—	—	(4,212)
Depreciation	(1,766)	(1,679)	(2,851)	—	—	(6,296)
Transfers	668	—	4,546	(5,214)	—	—
At December 31, 2017	2,706	8,629	14,777	12,349	18,799	57,260
Additions	487	21	3,975	3,752	20,855	29,090
Disposals	(1,064)	(530)	(3,870)	—	(18,346)	(23,810)
Depreciation	(1,264)	(1,042)	(3,382)	—	—	(5,688)
Transfers	1,262	—	5,079	(6,341)	—	—
At October 10, 2018	2,127	7,078	16,579	9,760	21,308	56,852

_______________

(i)	Refers to the balances of Livro Fácil, as per Note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

(ii)	Additions and disposals held in the period from January 1 to October 10, 2018 mostly refer to a sale and leaseback agreement of a property located in the city of São Paulo as further described in note 14.

There were no indications of impairment of property and equipment for the period from January 1, 2018 to October 10, 2018 and year ended December 31, 2017.

13.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

	Amortization weighted average rate	At December 31, 2017			As of January 1, 2017
		Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	20%	102,159	(65,174)	36,985	72,245	(51,922)	20,323
Trademark	5%	161,825	(2,009)	159,816	161,806	(1,048)	160,758
Customer Portfolio	10%	221,333	(90,358)	130,975	216,579	(78,339)	138,240
Goodwill	—	280,872	—	280,872	269,037	—	269,037
In Progress (i)	—	30,294	—	30,294	39,124	—	39,124
Other	33%	36,528	(17,815)	18,713	33,790	(7,098)	26,692
		833,011	(175,356)	657,655	792,581	(138,407)	654,174

_______________

(i)	Substantially refers to development of the projects related to operation Plurall, and other projects related to enterprise resource management (ERP) solutions.

Changes in intangible assets and goodwill were as follows:

	Software	Trademark	Customer Portfolio	Goodwill	In Progress	Other	Total
At January 1, 2017	20,323	160,758	138,240	269,037	39,124	26,692	654,174
Additions Livro Fácil	—	13	4,754	11,835	—	2,283	18,885
Additions	12,022	6	—	—	9,578	—	21,606
Disposals	—	—	—	—	—	(61)	(61)
Amortization	(13,252)	(961)	(12,019)	—	—	(10,717)	(36,949)
Transfers	17,892	—	—	—	(18,408)	516	—
At December 31, 2017	36,985	159,816	130,975	280,872	30,294	18,713	657,655
Additions	2,985	—	—	—	23,557	1,045	27,587
Disposals	—	(5)	—	—	—	(386)	(391)
Amortization	(10,993)	(961)	(10,473)	—	—	(9,545)	(31,972)
At October 10, 2018	28,977	158,850	120,502	280,872	53,851	9,827	652,879

_______________

(i)	Refers to the balances of Livro Fácil, as presented in note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Impairment tests for goodwill

The Business is comprised of two separate CGUs (each one of its reportable operating segments, as per note 27), for which the recoverable amounts have been determined based on value-in-use calculations. Goodwill is allocated to each CGU as follows:

At December 31, 2017
Content & EdTech Platform	269,037
Digital Platform	11,835
280,872

These calculations use cash flow projections based on financial budgets approved by Management covering a five-year period. Cash flows after the end of the period defined for each projection were extrapolated based on the estimated growth rates of 5.0% p.a. The growth rate does not exceed the long-term average growth rate for the education business in which the Business operates. The nominal discount rate used was 15.0% which derived from the Business’ WACC.

The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

At December 31, 2017, goodwill was subject to impairment testing; no adjustments were considered necessary. Besides the standard test, a sensitivity test was carried out increasing/decreasing the WACC rate by 1%; no adjustments were considered necessary.

Impairment for other intangible assets and in progress

There were no indications of impairment of intangible assets for the period from January 1, 2018 to October 10, 2018 and year ended December 31, 2017. Additionally, intangible assets stated as “in progress” were tested for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

14.	Bonds and Financing
a.	Composition of bonds and financing

The balance of bonds and financing are comprised by the following amounts:

	January 1, 2017	Additional Principal	Payment of principal	Payment of interest	Interest accrued	Transfers	December 31, 2017
Bonds:	95,912	—	(95,000)	(59,826)	78,259	198,208	217,553
With third parties	95,912	—	(95,000)	(59,826)	55,340	198,208	194,634
With Related Parties	—	—	—	—	22,919	—	22,919
Current liabilities	95,912	—	(95,000)	(59,826)	78,259	198,208	217,553
Bonds:	387,819	800,000	—	—	—	(198,208)	989,611
With Third parties	387,819	—	—	—	—	(198,208)	189,611
With Related Parties	—	800,000	—	—	—	—	800,000
Non-current liabilities	387,819	800,000	—	—	—	(198,208)	989,611
Total	483,731	800,000	(95,000)	(59,826)	78,259	—	1,207,164

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

	January 1, 2018	Additional Principal	Payment of principal	Payment of interest	Interest accrued	Transfers	October 10, 2018
Bonds:	217,553	—	(380,000)	(103,392)	79,230	495,912	309,303
With third parties (i)	194,634	—	(380,000)	(15,556)	1,397	199,525	—
With Related Parties	22,919	—	—	(87,836)	77,833	296,387	309,303
Finance leases (ii)	—	1,980	(664)	(36)	5	442	1,727
Current liabilities	217,553	1,980	(380,664)	(103,428)	79,235	496,354	311,030
Bonds:	989,611	800,049	—	—	9,914	(495,912)	1,303,662
With Third parties	189,611	—	—	—	9,914	(199,525)	—
With Related Parties	800,000	800,049	—	—	—	(296,387)	1,303,662
Finance leases (ii)	—	19,050	—	—	—	(442)	18,608
Non-current liabilities	989,611	819,099	—	—	9,914	(496,354)	1,322,270
Total	1,207,164	821,079	(380,664)	(103,428)	89,149	—	1,633,300

_______________

(i)	On April 06, 2018, was settled in advance the third party bond in the total amount of R$380,000. The settlement was made with the resources obtained with new bonds issued. Due to the settlement, the financial covenants were not applicable at October 10, 2018.
(ii)	Corresponds to the rent obligation (which was classified as a finance lease) related to a sale and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo, in March, 2018, which was measured at present value in R$ 21,030. This property was sold for R$25,500, which generated a deferred income of R$9,104, presented within “Contract Liabilities and Deferred Revenues”, which will be amortized throughout the contract term (120 months). These liabilities are subject to the payment of 120 monthly installments of R$223 and an implicit interest rate of 0.41% p.m.

In 2018 and 2017 the Business issued three private bonds series totally subscribed by Somos Educação S.A., all of them unsecured and non-convertible into shares. The proceeds from these issuances were used to lengthen the Business’ debt profile, as well as to meet the Business’ working capital needs.

The bonds have the following characteristics:

As of October 10, 2018
Subscriber	Related Parties	Related Parties	Related Parties
Issuance	4th	4th	5th
Serie	1st	2nd	Single
Date of issuance	08/15/2017	08/15/2017	03/15/2018
Maturity date	08/15/2020	08/15/2022	05/15/2021
First payment after	12 months	36 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 0,90% p.a.	CDI + 1,70% p.a.	CDI + 1,15% p.a.
Total amount (in million R$)	600	200	800
Covenants	No	No	No

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

As of December 31, 2017
Subscriber	Third Parties	Related Parties	Related Parties
Issuance	3rd	4th	4th
Serie	Single	1st	2nd
Date of issuance	10/31/2014	08/15/2017	08/15/2017
Maturity date	10/31/2019	08/15/2020	08/15/2022
First payment after	36 months	12 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,7% p.a.	CDI + 0,90% p.a.	CDI + 1,70% p.a.
Total amount (in million R$)	475	600	200
Covenants	Yes	No	No
b.	Covenants

The third parties’ bond was subject to comply with financial covenants that required a maintenance of financial index calculated quarterly, during the term of the debt, based on the consolidated financial information of Somos Group. The calculation period comprises the 12 months immediately prior to the close of each quarter. The calculation is a ratio between the Net Debt to Adjusted EBITDA. The result value must not exceed 3. At December 31, 2017, all financial covenants were met. As of October 10, 2018, this transaction was liquidated and therefore no covenants were applicable.

All other bonds and the finance leases are not required to comply with any financial covenants.

15.	Suppliers

The balance of this account is comprised by the following amounts:

a.	Composition
	As of December 31, 2017	As of January 01, 2017
Local Suppliers	87,010	63,833
International suppliers	2,040	3,160
Copyright	35,376	51,435
Reverse Factoring (b)	99,685	98,320
Related parties (note 19)	3,354	800
Other	1,050	3,175
	228,515	220,723
b.	Reverse Factoring

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

16.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Refund liability (i)	68,833	68,149
Sales of employees’ payroll (ii)	6,800	—
Other liabilities	2,520	94
	78,153	68,243
Current	72,918	68,243
Non-current	5,235	—
	78,153	68,243

_______________

(i)	Relates to customers’ right to return products.
(ii)	Refers to deferred income related to the sale of a 5-year exclusivity to process our Business employees’ payroll to Banco Itaú for R$7,000 thousand, in August 2017. This income will be recognized on a straight line basis throughout the contract term as “Other Operating income” as the Business’ believes that the rights of exclusivity are transferred to Itaú over this period.

17.       Accounts Payable for Business Combination

Refers to values to be paid in installments for the acquisition of Livro Fácil, as described in Note 26, which are still outstanding and accrue contractual CDI charges.

Changes in this balance were the following:

Opening balance – at January 1, 2017	—
Additions	10,203
Balances at December 31, 2017	10,203
Interest	386
Closing balance at October 10, 2018	10,589

18.       Salaries and Social Contribution

	As of December 31, 2017	As of January 01, 2017
Salaries payable	21,578	24,391
Social contributions payable	9,171	12,246
Provision for vacation bonus	13,731	12,313
Provision for bonus	15,531	14,803
Others	2,785	2,180
	62,796	65,933

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

19.	Related Parties

As presented in note 1, the Business is part of Somos Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in these combined carve-out financial statements. Transactions with these related parties are priced on an arm’s length basis, except for certain intangibles described in note 27.b of the combined carve-out financial statements as of December 31, 2018 and October 11, 2018 and for the period from October 11 to December 31, 2018 of VASTA Platform (Successor), and are settled in cash. None of the related party balances are secured. No expense has been recognized in these combined carve-out financial statements for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

Balances and transactions between Parent Entities’ operations included in the Business, have been eliminated in the combined carve-out financial statements. However, during the year ended December 31, 2017 and the period from January 1, 2018 to October 10, 2018, the Business also entered into transactions with other related parties or with operations with the Parent Entities that are not part of the business.

The balances with Related Parties are presented below:

	As of December 31, 2017			As of January 01, 2017
	Trade receivables	Supplier	Bonds	Trade receivables	Supplier
Open balances	(iii)	(ii)	(i)	(iii)	(ii)
Acel Administração De Cursos Educacionais Ltda.	582	657	—	2,162	27
Colegio Jao Ltda.	234	169	—	—	—
Colegio Motivo Ltda.	705	1,195	—	1,533	11
Colegio Sao Jose De Petropolis Ltda	18	18	—	—	—
Complexo Educacional Agora Eu Passo S/S Plenarium Agora	1	13	—	—	—
Curso P H Ltda.	117	—	—	47	—
Ecsa Escola A Chave do Saber Ltda.	40	95	—	108	—
Edumobi Tecnologia de Ensino Movel Ltda.	67	122	—	—	754
Escola Mater Christi Ltda.	50	48	—	176	—
Etb Editora Tecnica Do Brasil Ltda.	—	2	—	—	2
Jafar Sistema De Ensino e Cursos Livres S.A.	—	10	—	—	—
Sistema P H De Ensino Ltda.	391	638	—	390	6
Sociedade Educacional Doze de Outubro Ltda.	43	91	—	49	—
Sociedade Educacional Parana Ltda.	97	169	—	163	—
Somos Educacao S.A. (i)	106	90	822,919	—	—
Somos Operacoes Escolares S.A.	17	37	—	—	—
	2,468	3,354	822,919	4,628	800

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The transactions with Related Parties held during the periods below were as follows:

	January 1, 2018 to October 10, 2018
Transactions	Revenue (iii)	Finance costs (i)
Sistema Ph De Ensino	6,524	—
Colégio Motivo	471	—
Acel Administração De Cursos Educacionais	172	—
Sociedade Educacional Parana	1,926	—
Sociedade Educacional Doze De Outubro	376	—
Colégio Integrado Jao	224	—
Somos Educação S.A. (i)	6	77,833
Outros	120	—
	9,819	77,833
	Year ended December 31, 2017
Transactions	Revenue (iii)	Finance costs (i)
Sistema Ph De Ensino	281	—
Curso PH	6,438	—
Colégio Motivo	1,548	—
Acel Administração De Cursos Educacionais	1,129	—
Sociedade Educacional Parana	2,023	—
Sociedade Educacional Doze De Outubro	440	—
Escola Mater Christi	181	—
Colégio Integrado Jao	771	—
Somos Educação E Participações	11	22,919
Outros	106	—
	12,928	22,919

_______________

(i)	As described in note 14, this bonds liability and the finance cost refers to related party bonds subscribed by Somos.
(ii)	Refer to outstanding reimbursements to other related parties or with operations with the Parent Entities that are not part of the business. For shared expenses incurred, that were allocated to the Business according to the assumptions presented in note 2.
(iii)	Substantially refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Somos’ Group for resale to its own clients.
a.	Suppliers with related parties

The Business is the legal obligor for purchases of certain raw materials used in activities related to other businesses of the Parent Entity that are not included in these combined carve-out financial statements in the amount of R$ 231,190 as of December 31, 2017 (R$ 226,887 as of January 01, 2017) and finance costs of R$ 34,621 from the period between January 1, 2018 to October 10, 2018 (R$ 31,866 in the year of 2017). These balances were originally recognized with a corresponding entry in Parent’s Net Investment, and therefore, had no impact on the Business’ profit or loss.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Somos Group, for which the nature of the tasks performed were related to the activities of the Business.

For the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$48,864 and R$7,611, respectively. For the Business management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Somos Group’s schools, besides discounts over the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel.

Key management personnel compensation comprised the following:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Short-term employee benefits	1,108	2,020
Share-based compensation plan (i)	47,756	5,591
	48,864	7,611

_______________

(i)	Certain executive officers also participate in the share-based compensation plan (see Note 22). In October 2018, a high volume of additional shares were granted to Management due to the transfer of control of Somos to Cogna Group as per the share-based plan conditions (note 22).
20.	Provision for risks of tax, civil and labor losses and Judicial deposits and escrow accounts

The Management classifies the likelihood of loss of judicial/administrative proceedings in which the Business is a party as a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is sufficient to cover probable losses.

a.	Proceedings whose likelihood of loss is probable
	As of December 31, 2017	As of January 01, 2017
Labor proceedings (i)	9,173	15,671
Tax proceedings	81	—
Civil proceedings	4	728
	9,258	16,399

_______________

(i)	The Business is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social contribution, among others. There are no individual labor demands with material amounts that require specific disclosure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The changes in provision for the period ended October 10, 2018 and the year ended December 31, 2017 were:

	As of January 1, 2017	Additions	Reversals	Interest	Total effect on the result	Payments	As of December 31, 2017
Tax proceedings	—	81	—	—	81	—	81
Labor proceedings	15,671	1,312	(2,697)	—	(1,385)	(5,113)	9,173
Civil proceedings	728	87	(16)	—	71	(795)	4
Total	16,399	1,480	(2,713)	—	(1,233)	(5,908)	9,258
	As of December 31 2017	Additions	Reversals	Interest	Total effect on the result	Payments	As of October 10, 2018
Tax proceedings (i)	81	421,906	—	70,563	492,469	—	492,550
Labor proceedings	9,173	4,315	(2,169)	35	2,181	(767)	10,587
Civil proceedings	4	(8)	—	8	—	—	4
Total	9,258	426,213	(2,169)	70,606	494,650	(767)	503,141
Reconciliation with profit or loss for the period
Finance expense		—	—	(70,606)	(70,606)
General and administrative expenses		(152,763)	2,169	—	(150,594)
Income tax and social contribution		(273,450)	—	—	(273,450)
Total		(426,213)	2,169	(70,606)	(494,650)

_______________

(i)	Mainly refers to income tax positions taken by the Business in connection with a corporate reorganization held in 2010. In 2018, given a tax assessment via an Infraction Notice received by Business for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Business reassessed this income tax position and recorded a liability, including interest and penalties, in the combined carve-out financial statements.
b.	Contingent liabilities

There were other proceedings in progress that were classified by the Business as possible contingencies and no provision has been recorded as of

October 10, 2018. These proceedings arise from tax, labor and civil lawsuits as per below:

	Tax	Labor	Civil	Total
Contingent liabilities	—	39,052	2,135	41,187

The main contingent liabilities are related to labor demands where the main frequent cases refer to holiday, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

c.	Judicial Deposit and Escrow Accounts

Judicial deposits and escrow accounts registered in non-current assets are as follows:

	As of December 31, 2017	As of January 01, 2017
Tax proceedings	2,450	2,450
Labor proceedings	509	390
Civil proceedings	17	11
Indemnification asset - Former owner	3,074	2,975
	6,050	5,826

21.	Current and Deferred Income Tax and Social Contribution
a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Loss before income tax and social contribution for the year	(346,346)	(10,609)
Combined nominal statutory rate of income tax and social contribution	34%	34%
IRPJ and CSLL calculated at the nominal rates	117,758	3,607
Permanent exclusion (additions)	390	(1,535)
Provision for risks of income taxes (note 20)	(273,450)	—
Permanent additions of penalties of income tax (note 20)	(49,045)	—
Derecognition of previously recognized deductible temporary difference on goodwill (ii)	(62,654)	—
	(267,001)	2,072
Current IRPJ and CSLL in the result	(274,408)	—
Deferred IRPJ and CSLL in the result	7,407	2,072
	(267,001)	2,072

_______________

(i)	Refers to net loss for the period/year for the carved-out operations of the Parent Entities that will not be realized due to legal entity structure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Deferred taxes

Changes in deferred income tax and social contribution assets are as follows:

	January 1, 2017	Effect on profit (loss)	December 31, 2017	Effect on profit (loss)	October 10, 2018
Income tax and social contribution losses carryforwards (iii)	48,486	17,386	65,872	53,684	119,556
Temporary Differences:
Impairment losses on trade receivables	7,012	(364)	6,648	1,443	8,091
Provision for obsolete inventories	22,845	1,505	24,350	353	24,703
Imputed interest on suppliers	(8,197)	2,518	(5,679)	5,251	(428)
Provision for risk of tax, civil and labor losses	5,576	(2,428)	3,148	25,895	29,043
Refund liabilities and right to returned goods	10,325	7,847	18,172	(7,593)	10,579
Other temporary provision	13,482	(6,828)	6,654	2,296	8,950
Goodwill and fair value adjustments on business combination (ii)	(112,190)	4,549	(107,641)	(57,890)	(165,531)
Tax benefit of goodwill to be incurred (ii)	38,145	(22,113)	16,032	(16,032)	—
Deferred liabilities, net	25,484	2,072	27,556	7,407	34,963

_______________

(ii)	As described in footnote 20 a., the Business reassessed the income tax position related to corporate reorganization and the benefit of deductibility of the goodwill and as a result, the balance of deferred income tax asset was derecognized. Additionally, given that the Business still have an accounting goodwill recognized but no tax basis, a deferred income tax liability was recognized. The impact of deferred income tax to these financial statement with respect to this reassessment was a charge to the combined carve-out statement of profit or loss and other comprehensive income in the amount of R$ 62,654.
(iii)	Includes R$ 108,505 as of October 10, 2018 (R$ 52,680 and R$ 37,712 as of December 31, 2017 and January 1, 2017, respectively) related to deferred income tax asset on tax losses carryforward calculated based on a separate return method for the carve-out operations which will be derecognized through Parent´s Net Investment upon the conclusion of the legal entity structure that will be completed via the comprehensive corporate restructuring mentioned in note 1 of Successor’s combined and unaudited interim condensed combined carve-out financial statements.
22.	Share-based Compensation

Certain employees of the Business participate in a share-based plan that grants equity-based awards in the form of shares of Somos Educação S.A. to key management personnel and senior employees of the Somos Group, conditioned upon the achievement of performance targets. This share-based compensation plan can represent a maximum of 5% (five percent) of the Somos’ equity, within a limit of 1% per year, corresponding to 13.062.883 shares to be wholly settled with the delivery of the shares.

The overral terms of the plan and shares granted are shown below:

Share-based Plan arrangements	2014	2015	2016	2017	2018
Estimated grant date	31-05-15	31-05-16	31-05-17	31-05-18	31-05-19
Share price at estimated grant date R$	12,33	9,47	14,35	21,69	22,60
Vesting period	annually for 5 years from 2015	annually for 5 years from 2016	annually for 5 years from 2017	annually for 5 years from 2018	annually for 5 years from 2019

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Amendments were made to the program on August 30, 2018 and included that in the event of transfer of control of Somos Group, the following conditions would apply:

a.	the acceleration and/or anticipation of the delivery of the granted shares referring to the plan, which had been occurring through the vesting period of the grants; and
b.	additional shares would be granted to the Management of Somos Group’s and eligible subsidiaries.

In a different manner than the original conditions, the shares granted by the amendment would be partially settled by Parent Entity through the delivery of shares and the remaining in cash.

The Somos’ consolidated changes in the period from January 1, 2018 to October 10, 2018 were as follows (in quantity of shares):

		Original Terms		Amended Terms
	As of December 31, 2017	Granted during the period	Settled during the period	Reclassified	Granted during the period	As of October 10, 2018 (i)	Weighted average price of settled shares
Equity Settled	949,236	172,430	(558,364)	(111,477)	—	451,825	11.51
Cash Settled	—	—	—	111,477	1,793,053	1,904,530	23.75
Total	949,236	172,430	(558,364)	—	1,793,053	2,356,355

_______________

(i)	With the effective transfer of the control of Somos Group to SABER Serviços Educacionais S.A. (“SABER”), indirect subsidiary of Cogna Educação S.A, on October 11, 2018, all shares granted and undelivered were settled by Somos Group (see Note 30).

Based on the allocation criteria defined in Note 2, the Business statement of profit or loss and other comprehensive income and its Parent’s Net Investment were impacted by this share-based plan by R$69,119 in the period from January 1, 2018 to October 10, 2018, and R$5,591 and in the year ended December 31, 2017. The significant increase in compensation cost is due to the acceleration of the share based plan due to the change in control and additional awards granted.

23.	Net Revenue from sales and services

The breakdown of net sales of the Business for the period from January 1, to October 10, 2018 and for the year ended December 31, 2017 is shown below. The revenue is disaggregated into the categories the Business believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Learning Systems
Gross revenue	330,779	348,982
Deductions from gross revenue
Taxes	(81)	39
Discounts	(36,443)	(35,721)
Returns	(16,313)	(22,307)
Net revenue	277,942	290,993

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Textbooks
Gross revenue	147,593	351,334
Deductions from gross revenue
Taxes	(1,018)	(1,040)
Returns	(20,827)	(59,284)
Net revenue	125,748	291,010
Complementary Education Solution
Gross revenue	22,989	30,065
Deductions from gross revenue
Taxes	(160)	(1,329)
Returns	(2,568)	(914)
Net revenue	20,261	27,822
Other services (i)
Gross revenue	41,685	82,259
Deductions from gross revenue
Taxes	(3,497)	(5,763)
Discounts	(716)	(6)
Returns	(769)	(353)
Net revenue	36,703	76,137
Total Content & EdTech Platform segment
Gross revenue	543,046	812,640
Deductions from gross revenue
Taxes	(4,756)	(8,092)
Discounts	(37,159)	(35,727)
Returns	(40,476)	(82,859)
Net revenue	460,655	685,962
Total Digital Platform segment
E-commerce
Gross revenue	61,059	—
Deductions from gross revenue
Taxes	(2,286)	—
Returns	(898)	—
Net revenue	57,875	—
Total
Gross revenue	604,105	812,640
Deductions from gross revenue
Taxes	(7,041)	(8,092)
Discounts	(37,159)	(35,727)
Returns	(41,375)	(82,859)
Net revenue	518,530	685,962
Sales	500,358	663,360
Services	18,172	22,602
Net revenue	518,530	685,962

_______________

(ii)	Refers also to revenue from textbook sales of preparatory course for university admission exams.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

24.	Costs and Expenses by Nature
	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Salaries and payroll charges	(180,118)	(170,694)
(Provision) reversal for risks of tax, civil and labor losses	(150,594)	1,233
Raw materials and productions costs	(105,454)	(73,547)
Editorial costs	(26,249)	(43,998)
Depreciation and amortization	(37,660)	(43,245)
Copyright	(31,315)	(55,211)
Advertising and publicity	(30,279)	(41,740)
Utilities, cleaning and security	(21,718)	(36,808)
Rental and condominium fees	(19,474)	(17,795)
Third-party services	(11,481)	(20,798)
Travel	(11,471)	(11,288)
Consulting and advisory services	(10,535)	(13,449)
Impairment (losses) reversal on trade receivables	(4,027)	908
Provision for losses of obsolete inventories	(352)	(4,427)
Taxes and contributions	(2,560)	(2,875)
Material	(2,164)	(5,220)
Other expenses	(24,873)	(50,728)
	(670,324)	(589,682)
Cost of goods sold and services	(220,975)	(255,250)
Commercial expenses	(139,052)	(170,651)
General and administrative expenses	(310,527)	(162,760)
Impairment loss on trade receivable	(4,027)	908
Other operating income (expenses), net	4,257	(1,929)
	(670,324)	(589,682)

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

25.	Finance Result
	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Finance income
Interest on financial investments	17,429	13,009
Other finance income	9,390	8,822
	26,819	21,831
Finance costs
Interest on bonds and financing	(89,149)	(78,259)
Imputed interest on suppliers	(49,604)	(45,200)
Bank and collection fees	(2,423)	(1,902)
Interest on Provision for risks of tax, civil and labor losses (note 20)	(70,606)	—
Other finance expenses	(9,589)	(3,359)
	(221,371)	(128,720)
Finance result	(194,552)	(106,889)
26.	Business Combination

On December 31, 2017, the Business entered into the Purchase and Sale Agreement and Other Covenants for the acquisition of 100% of the equity of Livraria Livro Fácil Ltda. The total amount of the acquisition was R$ 23.8 million, of which R$ 8.8 million was paid in cash by the Parent Entity, R$ 4.8 million by Somos Sistemas (a subsidiary of Somos Educação S.A., and for which fair value was determined at the market price at settlement date) in shares and R$ 10.2 million in installments, which are still outstanding and accrue contractual CDI charges. In these combined carve-out financial statements, the cash paid by the Parent Entity is recorded in “Parent’s Net Investment”.

Livro Fácil is a physical and digital e-commerce platform for the provision of value-added services and delivery of textbooks and literature to Brazilian schools, especially in regions where the Business did not operate. Livro Fácil will continue to acquire and resell books produced by the Business and by third parties, being considered as principal in such transactions, without changing its business model.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The following are the balances recognized in the business combination using the acquisition method of accounting:

As of December 31, 2017	Fair Value
Cash and Cash Equivalents	1,013
Trade Receivables	3,349
Inventories (i)	34,250
Tax recoverable	205
Other Assets	1,615
Property, plant and equipment	514
Intangible assets (ii)	7,050
Suppliers	(34,795)
Tax Payables	(919)
Income tax and social contribution payable	(292)
Net Assets	11,990
Goodwill	11,835
Acquisition total cost	23,825

_______________

(i)	Fair values adjustments were obtained based on the market comparison technique – i.e. the fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.
(ii)	Substantially refers to “Customer Portfolio which its asset’s fair value was obtained based on the estimated revenue taking into account the contractual customer relationships existing on the acquisition date, with an average contract termination period and a nominal discount rate of 15.00% p.a. was used, which is equivalent to the Weighted Averaged Cost of Capital (“WACC”).

Goodwill is recognized based on expected synergies from combining the operations of the acquiree and the acquiror, as well as due to an expected increase in the Business’ market-share due to the penetration of the business products and services in regions where the Business did not operate before. Goodwill and fair value adjustments recognized are expected to be fully deductible for tax purposes.

From the date of acquisition, December 27 to December 31, 2017, Livro Fácil had no material amount of revenue or losses. If the acquisition had taken place at the beginning of the financial period on which it occurred, the combined carve-out revenue would have been R$ 749.9 million and the combined carve-out “Loss before income tax and social contribution” would be of R$ (8.7) million.

27.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform. Additionally the information reported to CODM on consolidated bases includes the Adjusted EBITDA, which the Business defines as Net profit (loss) plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus: (a) share-based compensation expenses, (b) provision for risks of tax, civil and labor losses regarding penalties, mainly related to income tax positions in connection with a corporate reorganization and (c) editorial costs.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquision of Livro Fácil (note 26).

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these combined carve-out financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	January 1, 2018 to October 10, 2018
	Content & EdTech Platform	Digital Platform	Total
Net revenue from good sold and services	460,656	57,875	518,530
Cost of goods sold and services	(174,304)	(46,672)	(220,975)
	286,352	11,203	297,555
Operating income (expenses):
General and administrative expenses	(305,074)	(5,453)	(310,527)
Commercial expenses	(136,773)	(2,279)	(139,052)
Other operating income (expenses)	4,328	(71)	4,257
Impairment losses on trade receivables	(4,027)	—	(4,027)
Operating (loss) profit before finance result	(155,194)	3,400	(151,794)
Assets	1,346,030	18,044	1,364,074
Current and non-current liabilities	1,821,603	18,397	1,840,000
	Year ended December 31, 2017
	Content & EdTech Platform	Digital Platform	Total
Net revenue from good sold and services	685,962	—	685,962
Cost of goods sold and services	(255,250)	—	(255,250)
	430,712	—	430,712
Operating income (expenses):
General and administrative expenses	(162,760)	—	(162,760)
Commercial expenses	(170,651)	—	(170,651)
Other operating expenses	(1,929)	—	(1,929)
Impairment losses on trade receivables	908	—	908
Operating profit before finance result	96,280	—	96,280
Assets	1,353,895	9,442	1,363,337
Current and non-current liabilities	979,560	34,747	1,014,307

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The accounting policies of the reportable segments are the same as the Business’ accounting policies described in note 6. Segment’s profit represents the profit earned by each segment without finance results, and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Business has all its operations held in Brasil, with no revenue from foreign customers. Additionally, no single customer contributed 10 per cent or more to the Business and Segments revenue in either the period from January 1, 2018 to October 10, 2018 and in the year ended December 31, 2017.

28.	Commitments

The Business has entered into rental agreements for its units, warehouses and administrative buildings, through various operating contracts that expire on different dates, which payments are monthly. As of October 10, 2018, the total amounts equivalent to the full period of the contracts were:

As of October 10, 2018
Up to 1 year	103,155
One to five year	80,426
More than 5 years	65,636
249,217
29.	Non-cash Transactions

During the period ended October 10, 2018, the Business entered into a sale and leaseback agreement related to a property at João Dias Avenue (refer to notes 12 and 14), for which the following amounts were not reflected in the combined carve-out statement of cash flows as this was a non-cash transaction:

January 1 to October 10, 2018
Property, Plant and Equipment	20,855
Finance Lease	20,855

Except for the Business Combination presented in note 26, there were no other Non-cash Transactions for the year ended in December 31, 2017.

30.	Subsequent events

Business combination

On October 11, 2018, Cogna (the ultimate Parent) acquired control over Somos Educacional S.A. (“Somos”). As from this date, SABER Serviços Educacionais S.A. (“SABER”) became an entity under the common control of Cogna, with Somos Educação S.A. and its subsidiaries. Therefore, the carved-out assets, liabilities and results of operations from Pitágoras (Predecessor) are combined from that date on with Somos – Anglo (Predecessor) as Vasta Platform (Successor) in a separate set of combined carve-out financial statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The acquisition method of accounting was used to record assets acquired and liabilities assumed by Cogna in this transaction. Such accounting generally results in increased amortization and depreciation reported in future periods and, accordingly, the accompanying carve-out financial statements of the Business’ Successor and of the Business are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of these two separate entities.

Termination of the Share-base compensation plan

Due to effective transfer of control of Somos Group from Tarpon Investimentos to Cogna Group on October 11, 2018, the share-based compensation plan of Somos Educação S.A was terminated with all shares granted and undelivered settled by Somos at that date.

Thus, the 563,302 shares already granted related to Business and undelivered related to the original terms of the plan were settled, of which 451,825 with the delivery of shares and 111,477 through cash payment. The additional shares granted related to Business in accordance with the amended terms of the plan, totaling 1,793,053 shares, were also liquidated in cash by Somos Group.

Common shares settled through delivery had an average settlement price of R$11.51 per share (a gross amount of R$14.12), while the cash settlement generated a total cost our Parent Entity of R$ 47,756 related to Business, including charges (R$ 32.78 per share, representing R$ 23.75 in a net basis of tax).

Capitalization of Bonds

On September 28, 2019, in the Somos Sistemas’ Extraordinary General Assembly, the shareholders of Somos Sistemas approved the capitalization of the 4th issuance and 5th issuance private bonds described in Note 14, in the amount of R$1,508,297. This capitalization resulted in an increase in Parent’s Net Investment in the combined carve-out financial statements of Vasta Platform (Successor).