Form 20-F/A
period 2020-12-31
Vasta Platform Ltd
filed 2021-06-01
CIK 1792829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Vasta Platform Limited (“Vasta”) amends the Vasta’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2021. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and Vasta has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2021.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

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

* Filed herewith.

 In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

May 28, 2021

Vasta Platform Limited
By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: CEO

By:	/s/ Bruno Giardino Roschel de Araujo
Name: Bruno Giardino Roschel de Araujo
Title: CFO