Form 20-F
period 2021-12-31
Vasta Platform Ltd
filed 2022-04-29
CIK 1792829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

The number of outstanding shares as of December 31, 2021 was 18,957,758 Class A common shares and 64,436,093 Class B common shares.

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

Large Accelerated Filer  ☐              Accelerated Filer  ☒              Non-accelerated Filer  ☐              Emerging growth company  ☒

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

1

Presentation of Financial and other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Vasta” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Vasta Platform Limited, together with its subsidiaries.

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

  The financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020 and 2019.

All references herein to “the audited consolidated financial statements” are to the financial statements described above as the case may be, included elsewhere in this annual report.

Our fiscal year end on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, or IPO, and, at the time, fully owned by Cogna Educação S.A (“Cogna”) on the date hereof.

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, or B3, with no controlling shareholder, acquired control over Somos Educação S.A., or Somos Educação, and together with its subsidiaries, the “Somos Group,” for R$6.3 billion, which we refer to herein as the “Acquisition.” Following the Acquisition, Cogna began managing Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization (as defined below), came under the direct control of Vasta.

In this annual report, we refer to the reorganization of our K-12 B2B business and the structuring of related subsidiaries (including the Contribution (as defined below)) under Vasta as the “corporate reorganization.”

At the time of our incorporation, Cogna indirectly held a 100% ownership interest in the Somos Group and, together with its wholly owned subsidiary, EDE, a 100% ownership interest in Saber (7.44% held directly, with the other 92.56% held indirectly). Saber directly and indirectly held a 100% ownership interest in Somos Educação, which in turn held the Somos Group’s K-12 curriculum business. Also, Saber held the K-12 business operated as Pitágoras. In addition, before the implementation of the corporate reorganization, Somos Group carried out activities or owned assets or liabilities that were not within the scope of Vasta’s business. Such activities, assets or liabilities were segregated from Somos Group into Cogna prior to the consummation of our initial public offering, through corporate and contractual arrangements which included spin-offs, incorporations, capital reductions, purchase and sale of assets and assignment of liabilities, as well as capitalization of debts among the entities of the Somos Group, Saber, Cogna, EDE and other subsidiaries of Cogna.

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

After accounting for the new Class A common shares that were issued and sold by us in our initial public offering, we had a total of 83,011,585 common shares issued and outstanding immediately following our initial public offering, 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which held 97.1% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares were Class A common shares beneficially owned by investors purchasing in our initial public offering (which held 2.8% of the combined voting power of our outstanding Class A and Class B common shares).

Initial Public Offering

On July 31, 2020, we carried out our initial public offering, consisting of 18,575,492 Class A common shares issued and sold by us. The public offering price was US$19.00 per Class A common share. We received net proceeds of US$333.5 million, after deducting R$19.4 million in underwriting discounts and commissions.

Share Repurchase Program

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we are entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2021, we had a balance of R$23.9 million or 1,000,000 Class A common shares in treasury.

Acquisition of Editora De Gouges (Editora Eleva S.A.).

On February 22, 2021, our wholly owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire, subject to certain conditions precedent, Editora Eleva S.A., or Editora Eleva, a K-12 education platform provider, from Eleva Educação S.A., or Eleva Educação. As consideration for such acquisition, we will pay a purchase price amounting to R$611.5 million, subject to certain price adjustments, in installments over a 5-year period (each installment adjusted by the positive variation of the CDI index). The consummation of the acquisition of Editora Eleva was completed in October 29, 2021.

For more information on other acquisitions see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2021 as reported by the Brazilian Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Result–Exchange Rates" for more detailed information regarding translation of Reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio

This annual report presents our Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate Adjusted EBITDA as Loss for the year plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the Loss for the year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; (ii) addition to intangible assets; and (iii) payment for lease liabilities. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the Free Cash Flow divided by Adjusted EBITDA for the relevant period.

We understand that, although Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Reconciliations for Non-GAAP Financial Measures.”

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
  further downgrade of Brazil’s credit rating;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
  inflation, appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the COVID-19 pandemic;
  general economic, financial, political, demographic and business conditions in Brazil, (including the impact of the current international economic environment) as well as any other countries we may serve in the future and their impact on our business;
  developments with respect to the novel coronavirus, or “COVID-19” pandemic in Brazil and globally, including the emergence of new variants of the virus and their impact on vaccine efficacy and containment measures;
  our ability to implement our business strategy and expand our portfolio of products and services;
  our ability to adapt to technological changes in the educational sector;
  the availability of government authorizations on terms and conditions and within periods acceptable to us;
  our ability to continue attracting and retaining new partner schools and students;
  our ability to maintain the academic quality of our programs;
  the availability of qualified personnel and the ability to retain such personnel;
  changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry;
  our capitalization and level of indebtedness;
  the interests of our controlling shareholder;
  changes in government regulations applicable to the education industry in Brazil;
  government interventionism education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
  cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements;
  our ability to compete and conduct our business in the future;
7

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
  changes in labor, distribution and other operating costs;
  our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
  the effectiveness of our risk management policies and procedures, including our internal control over financial reporting;
  health crises, including due to pandemics such as the ongoing COVID-19 pandemic and government measures taken in response thereto;
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

A.   [Reserved]

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our Class A common shares could decline.

Summary of Risks Factors Relating to Our Business and Industry

  Our operations and results may be negatively impacted by the COVID-19 pandemic. We have experienced a decline in sales volumes of our products and services, a decline in accounts receivable, and higher levels of impairment losses on trade receivables, and pressure from existing clients to reduce the prices of the solutions and materials we offered them. Additional waves of the pandemic with new variants of the COVID-19 virus in Brazil and abroad may continue to affect our business and results of operations.
  We face significant competition and, if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected. Our existing competitors and potential new competitors may offer similar or better educational solutions or substitutes in comparison to those we offer, and they may have access to more resources, be more prestigious or enjoy a better reputation in the academic community or may charge lower prices, all of which could adversely affect our business and results of operations.
  We depend significantly on IT systems, and we are subject to risks related to technological change. IT systems are essential to our operations and growth as our content is available through an integrated online Content & EdTech Platform and we depend on the uninterrupted function of our online platform to deliver our products and services. Any failure to upgrade our technology, features, content, software systems, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business.
9

  We may be subject to penalties under Anti-Corruption Laws. We have in the past engaged in, and continue to maintain, relationships with a number of public entities. Any conduct by our employees or agents with public officials in any manner that fails to comply with our parent company’s code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations.
  We have a significant amount of debt and may incur additional debt in the future. We may be required to use a substantial portion of our cash flows to pay the principal and interest on our indebtedness. These payments could reduce the funds available for working capital, capital expenditures and other corporate purposes and could limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy and may adversely affect us.

Summary of Risks Relating to Brazil

  The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy, which may negatively affect our business and financial performance. Future governmental policy and regulations may adversely affect our operations and profitability. Furthermore, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.
  The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares. The recent economic and political instability in Brazil caused by a slowdown in GDP growth, uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy, and the COVID-19 pandemic has led to a decline in market confidence in the Brazilian economy and a government crisis. Furthermore, developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.
  Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares. Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the U.S. dollar and other foreign currencies. Such policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
  Inflation and certain measures by the Brazilian government to curb inflation could have an adverse effect on our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets, which may adversely affect us.

Summary of Risk Factors Relating to Our Class A Common Shares

  Our parent company owns 100% of our outstanding Class B common shares, which represent 97.1% of the voting power of our issued share capital and 77.3% of our total equity ownership. Accordingly, our parent company controls all matters requiring shareholder approval, limiting our ability to influence corporate matters. Moreover, so long as our parent company continues to beneficially own a sufficient number of Class B common shares, even if our parent company beneficially owns significantly less than 50% of our outstanding share capital, our parent company will be able to effectively control our decisions.
  Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements. Although we have similar practices, they do not entirely conform to the Nasdaq requirements as we make use of the aforementioned exceptions, which investors will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
10

  Our dual class capital structure means our shares will not be included in certain indices, and this could affect the market price of our Class A shares. In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. We cannot assure investors that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
  Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area. Accordingly, certain civil liabilities and judgments obtained against us in the United States by our shareholders may not be enforceable against us.

Certain Factors Relating to Our Business and Industry

Our operations and results may be negatively impacted by the COVID-19 pandemic.

Since December 2019, a novel strain of COVID-19 has spread in over 150 countries, including China, Italy, the U.S. and Brazil.  In March 2020, the World Health Organization revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to the World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies and societies to contain the advances of COVID-19. New variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. As a result, if the contagion does not subside, restrictions may remain in place, be extended or even be reinstated where they had previously been discontinued, which would suppress economic activity and have a material adverse effect on our business, financial condition and results of operations.

Measures to contain the spread of the virus vary from country to country in quantity and degree of severity but basically involve mandatory orders for social isolation and social distancing, restrictions on travel, closures of schools, restaurants, bars and shopping malls, restrictions on manufacturing and trade of non-essential goods and services, rationing of essential goods, cancellation of public events, and border closures, among other restrictive measures.

These measures have adversely impacted regional economies and have caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which may continue to impact the number of schools and students that use our products, which could in turn adversely affect our operations and financial results. Additionally, these restrictive measures have resulted in a decrease in production of our learning materials, a temporary closure of our distribution centers (and reduced operations once re-opened), and the cessation of operation of certain transportation companies for undetermined periods, which materially and adversely affect our operation and financial results. Moreover, such restrictive measures have also generated high levels of unemployment and have resulted in a decrease in incomes, which may affect enrollment levels at our client schools due to families’ ability to pay for private education. Despite the measures adopted to contain the progress of COVID-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in Brazil.

Although Brazil has experienced and continues to experience additional waves of the pandemic with new variants of the COVID-19 virus, which as a result postponed the opening of schools, on February 10, 2022, we announced the result of ACV Bookings for the 2022 sales cycle (from October 2021 to September 2022), which reached R$1,000 million based on contracted amounts as of such date. This volume represented growth of 35% over the net revenue from subscription arrangements in the 2021 sales cycle (from October 2020 to September 2021). Due to the COVID-19 pandemic persistence in the beginning of 2022, our ACV Bookings for the 2022 sales cycle and the net revenue recognized in the year of 2022 may also be affected.

Our net revenue in the years 2021 and 2020 derived from solutions that we characterize as subscription arrangements was adversely affected by reduced enrollment at our partner schools, particularly with respect to childhood education. In the 2021 sales cycle (from October 2020 to September 2021), the net revenue from subscription products totaled R$741 million, 13% lower than the ACV Bookings for the 2021 cycle, which reached R$853 million based on contracted amounts. Our revenue subscription products totaled R$692 million in the 2020 cycle (from October 2019 to September 2020), 3% lower than the ACV Bookings for the 2020 cycle, which reached R$716 million based on contracted amounts. We observed an increase in the revenue in the year 2021 compared to revenue in the 2020 derived from solutions we characterize as subscription arrangements.

The COVID-19 pandemic adversely affected our business, results of operations and financial condition. We have experienced lower sales volumes than our products and services ACV Bookings, a deterioration in the collection of our accounts receivable, and higher levels of impairment losses on trade receivables, and pressure from existing clients to reduce the prices of the solutions and materials we offered them. We have also experienced a higher reuse rate and higher return rate of our textbooks and other learning materials. In addition, we have been requested to renegotiate rates for our services with clients who were already under contract with us, which have adversely affected our ACV Bookings, and have been required to reconfigure the delivery method for our learning materials (such as on-line only as compared to direct instruction from teachers in the classroom), which have adversely affected our revenues and costs. Despite of such factors, we have maintained our plans to expand our operations through acquisitions and investments or pursue our plan to develop and/or acquire new services and products. Other direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business may also affect our results of operations and financial condition. Our business continues to be adversely impacted even following a decrease in the spread of COVID-19 as a result of the lingering economic effects of the pandemic, including due to recession, a slowdown of the economy or increase in unemployment levels in Brazil, overall decrease of household income levels and bankruptcy of our partner schools. See “Item 4. Information On The Company—A. History and Development of the Company—Our History—Recent Developments—COVID-19 Pandemic.”

The extent to which COVID-19 impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the COVID-19 pandemic. Furthermore, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective, which we expect to continue to impact our business and results of operations going forward. Based on future developments of COVID-19, it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business. We cannot guarantee that other regional and/or global outbreaks will not occur or that we would be able to mitigate the potential effects of any such outbreaks.

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

Our Core & EdTech platform is intended to offer a complete package of educational solutions to address core curriculum requirements as well as complementary curricula such as English instruction and socio-emotional content, preparing students for entry into the most prestigious universities in Brazil and abroad, and offering a complete solution for personal and academic development. Our Digital Platform also offers our partner schools a suite of back-office services. In order to differentiate ourselves from our competitors, we must constantly update our portfolio of products, services and solutions, including through the adoption of new technologies. We may not be able to adapt and update our products and services or develop new solutions quickly enough to provide our customers, their students and our students the solutions required by changing demands in the markets in which we operate. If we are unable to respond adequately to these demands due to financial restrictions, technological changes or other factors, our capacity to attract and retain customers and students may be adversely affected, damaging our reputation and our business.

We depend significantly on IT systems and are subject to risks related to technological change. Any failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and executing timely release of new products and enhancements, could negatively impact our revenue and reputation.

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

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. During the year ended December 31, 2021, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely and expect to continue to allow remote work even after the pandemic comes to an end. This will require us to continue relying on remote-access information technology systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks could adversely affect our ability to conduct our business may be adversely impacted. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. The theft of data from our customers may subject us to significant fines and penalties, adversely affecting our results of operations and damaging our reputation.

Our revenue depends on sales of educational content, products and services to our customers, and any setback in customer relations could cause us significant harm.

The success of our business depends on maintaining good customer relationships, developing new relationships and expanding our customer network, which includes private K-12 schools, their students and parents, among others. Any deterioration in customer relations, including due to early cancellation or non-renewal of agreements with our customers, could damage our reputation, adversely affect our ability to grow and significantly harm our business.

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

Our business is subject to seasonal fluctuations, which may cause our operating results to vary from quarter to quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

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

In addition, our cash flows are affected by our customer conversion rate, which is measured from the moment of first contact with a customer or when a customer enters our target list (that is, when our commercial team identifies contracts nearing termination or when customers raise complaints or dissatisfaction with their service level) until formalizing an agreement, which generally takes three to four months. As part of our sales efforts, which was adversely impacted by COVID-19, we incurred significant expenditures, including expenses related to revision of credit terms and collaterals with main customers, commercial efforts to maintain frequent and meaningful interactions with certain target customers, including through meetings dedicated to evaluating and testing our platform, promotional events for our target customers, distribution of product samples, guided tours of our business units, and exhibitions at industry fairs. These costs also generate quarterly fluctuations in our cash flows, which could result in annual volatility and have an adverse effect on our liquidity. As our business grows, or if our business were to stop growing or we lost customers, these fluctuations could become more pronounced.

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

We are exposed to significant inventory management risks, which could adversely affect our operating results due to COVID-19, among other things: (1) seasonality caused by school closures; (2) launch of new products delayed as a result of school closures; (3) rapid changes in product cycles; (4) changes in consumer demand and consumption patterns; and (5) changes in consumer tastes as a result of online learning. We may not forecast seasonality and product and consumer trends  in a manner to accurately manage our inventory needs, and demand for products could change significantly between the time we build our stock of inventory and the time we deliver our products, as well as such risks may be aggravated by the COVID-19 pandemic.

In addition, when we start selling new products, we may not be able to establish favorable relationships with new suppliers, develop the right products or accurately forecast demand. The acquisition of certain types of inventories can be time-consuming and may require significant prepayments, which may not be refundable. Finally, we have a broad selection and high volume of inventory of certain products, and we may not be able to sell sufficient quantities of these products, leading to obsolescence losses. Our failure to adequately manage our inventory for any of the reasons mentioned above could adversely affect business and results of operations.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 3,000 agreements with third party authors with respect to educational content. We own approximately 500 trademark registrations, including the trademarks and logos of “Vasta,” “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação," “Plurall” and “MindMakers,” among others. We also have approximately 40 pending trademark applications in Brazil and four in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor by our parent company). As of the date of this annual report, we owned approximately 220 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

  our intellectual property and proprietary rights will provide competitive advantages to us;
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

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses or out-of-court settlements in unforeseeable amounts. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or our brands, our business and our competitive position may be adversely affected and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

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

In addition, we use open-source software in connection with certain of our products and services. Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or use open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

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

Our partner schools and their students are regularly assessed and classified under the terms of applicable educational laws and regulations. If the schools, programs or students from our partner schools receive lower scores from year to year on any of their assessments, including on the Index for Development in Primary and Secondary Education (Índice de Desenvolvimento da Educação Básica), or IDEB, and on the National High School Exam (Exame Nacional do Ensino Médio), or ENEM, or if there is any drop in the acceptance rates of the students from our partner schools into prestigious universities, we may be negatively affected by perceptions of a decline in the educational quality of our Content & EdTech Platform, which could adversely affect our reputation and, as a result, our operating results and financial condition.

A significant increase in late payment and/or default in the payment of amounts due to us by our customers and a significant increase in attrition rates of students among our customers may adversely affect our revenue and cash flow.

Our customers may face financial difficulties and, in certain cases, insolvency or bankruptcy, especially during the COVID-19 pandemic. A decrease in our customers’ revenues (due to a decline in enrollment as a result of a decrease in disposable income of families enrolled at our partner schools) could have an adverse effect on the ability of our existing and prospective customers to pay our tuition fees and/or trigger an increase in attrition rates. A significant increase in late payment or default by our customers could have a material adverse effect on our revenue and cash flow, thereby affecting our ability to meet our obligations. As of December 31, 2021, our impairment losses on trade receivables balance was R$46.5 million, an increase of R$14.4 million from R$32.1 million on December 31, 2020. As of December 31, 2020, our impairment losses on trade receivables balance was R$32.1 million, an increase of R$9.5 million from R$22.6 million on December 31, 2019. Our impairment losses on trade receivables as of December 31, 2021, 2020 and 2019 represented 4.9%, 3.2% and 2.3% of our net revenue from sales and services as of each period-end, respectively. An increase in the rate of impairment losses, or other defaults by our customers, could have an adverse effect on our business and financial condition.

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

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

  increase the number of users of our products and services;
  continue to introduce our products and services to new markets;
  provide high quality support to students and partner schools using our products and services;
  expand our business and increase our market share;
  compete with the products, services, offers, prices and incentives offered by our competitors;
  develop new products, services, offerings and technologies;
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

We may be subject to penalties under Law 12,846/2013 or the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws.

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

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 25%, 26% and 25% of the net revenue from sales and services of our textbook revenues in 2021, 2020 and 2019, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 6%, in 2021, 6% in 2020 and 7% in 2019. Saraiva Gestão de Marcas S.A. is jointly owned by our parent company and third parties who are not controlled by us or our parent company. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

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

As of December 31, 2021, we had total outstanding bonds and financing of R$831.2 million compared to R$793.4 million as of December 31, 2020, comprising (i) private debentures issued by Somos Sistemas to Saber and Cogna (as creditors) bearing interest at an average annual rate of CDI plus 1.45%, with semi-annual coupon payments and a bullet repayment at maturity in August 2022 and 2023; and (ii) debentures issued by Somos Sistemas to third parties bearing interest at an average annual rate of CDI plus 2.3%, with semi-annual coupon payments and a bullet repayment at maturity in August 2024. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Indebtedness.” Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

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

In addition, if we were to default on any of our debt, we could be required to make immediate repayment, other debt facilities may be cross-defaulted or accelerated, and we may be unable to refinance our debt on favorable terms at all, which would have a material adverse effect on our financial position. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Indebtedness” for a summary of the conditions that could result in an acceleration of our indebtedness.

Our ability to utilize certain tax credits may be limited.

As of December 31, 2021, we had accumulated tax losses carryforwards of R$307.3 million which are available as offsetting credits against future taxable profits compared to R$182.3 million as of December 31, 2020. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. See “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies.”

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a product designed to bring the same level of profitability and loyalty as our learning systems. In 2021, 2020 and 2019, revenues from PAR contracts accounted for 16.6%, 14.6%, and 13.4%, respectively, of our total ACV Bookings (subscription business). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 90% of PAR contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR contracts already considers the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.50 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 53 students purchase a new book, and 47 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

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

Paper prices and postage rates are difficult to predict and control. Paper is a commodity, and its price may be influenced by fluctuations in exchange rates and commodity prices and may be subject to significant volatility. Our third-party printing service providers may adjust their rates to account for any changes in paper prices, and although historically we have been able to obtain favorable pricing as a result of volume discounts, particularly after our significant recent growth, there is no assurance that we will continue to obtain favorable prices in the future. We cannot predict with certainty the magnitude of future price changes for paper, postage and printing and publishing in general, and we may not be able to pass these increases on to our customers, which may have an adverse effect on our business and results of operations, given the importance of paper suppliers to our business. Additionally, we could be materially affected as a result of any contractual or legal issue with our paper suppliers or any delay in the delivery of our printed books and other educational content to partner schools, which could cause schools to delay payments due to us, or lead schools to terminate their contract with us, which would have an adverse effect on our business and results of operations.

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

We are a pure holding company, and our activities are carried out by our subsidiaries. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses, to comply with our financial obligations and to potentially pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” and “—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.” There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders, or that the Brazilian federal government will not impose legal restrictions on, or impose taxes on, the distribution of dividends by our subsidiaries.

Any change in the tax treatment of our business or the loss or reduction in tax benefits on the sale of books (including digital books and e-readers) could materially adversely affect us.

We benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provide that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or PIS) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian federal or state governments or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities or cancel or reduce the tax benefits applicable to the sale of our products (including digital books and e-readers) and/or challenge such treatment, and we are unable to pass any corresponding cost increase onto our customers, our results of operations could be materially adversely affected. Tax exemptions available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court issued on March 8, 2017. However, there is no assurance that the Brazilian Supreme Court will not change its position in the future in regard to the taxation of digital books, which could have a material adverse effect on our business and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

We may from time to time, as opportunities arise or economic conditions permit, acquire or invest in complementary companies or businesses as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into, or complete a given transaction.

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

In addition, in connection with any acquisition, we may face liabilities for contingencies related to, among others, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings, and (2) financial, reputational and technical problems including those related to accounting practices, disclosures in financial statements and internal controls, as well as other regulatory issues. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnifiable under the terms of the relevant acquisition agreement, which could have an adverse effect on our business and financial condition. Even if contingencies are indemnifiable under the relevant acquisition agreement, the agreed levels of indemnity may not be sufficient to cover actual contingencies as they materialize.

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

In addition, in order to successfully compete and increase the number of customers, we need to attract, recruit, retain and develop talented employees generally, who can provide the required expertise across the entire spectrum of our needs for high quality products, services and educational content, including for sales and marketing. A number of our key employees have significant experience in our operations, and we must develop adequate succession plans to maintain continuity amidst the natural uncertainties of the labor force. The market for skilled staff is competitive, and we may not be successful in recruiting or retaining staff or we may not be able to effectively replace key employees who leave. We must also continue to hire additional staff to execute our strategic plans. Our efforts to retain and develop personnel may also result in significant additional expenses that could adversely affect our business and results of operations.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. During the year ended December 31, 2021, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program.

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

On December 28, 2018, Provisional Measure No. 869/2018 was passed, amending certain provisions of the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, and setting up the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. This measure also extended the deadline for companies to comply with the LGPD to August 2020. Considering the effects of COVID-19, Brazilian Congress approved and President Jair Bolsonaro confirmed Bill No. 1179/20 that, inter alia, postponed the enforceability of the administrative sanctions provided for by the LGPD to August 1, 2021. The LGPD entered into full force and effect on August 1, 2021, as provided by Brazilian Federal Law No. 14,010/2020, as amended.

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

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), our accounting personnel and other resources are not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of the consolidated financial statements for the year ended December 31, 2021, our external auditors obtained an understanding of the internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002.  During this process, material weaknesses in our internal controls over financial reporting as of December 31, 2021, were identified, which were communicated to management.  A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  Material weakness have been identified related to the Company’s control environment, risk assessment, information and communication, and monitoring activities resulting in material weaknesses related to the ineffective design, implementation, and operation of (1) general information technology controls (GITCs) in the areas of user access over information technology systems that support the Company’s financial reporting processes, as well as the completeness and accuracy of reports used by the Company, which resulted in business process controls that are dependent on the affected GITCs also being considered ineffective because they could have been adversely impacted; (2) controls within the financial reporting process consolidation and the preparation and review of financial statements, including applicability of required disclosures; and (3) ineffective design, implementation and operation of controls over sales cut-off.

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

After our initial public offering, we became subject to the Sarbanes‑Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls over financial reporting as well as our disclosure controls and procedures starting on December 31, 2021. Further testing in 2022 may reveal additional deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We may also identify deficiencies in our disclosure controls and procedures. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies additional material weaknesses or significant deficiencies in our internal controls over financial reporting or in our disclosure controls and procedures, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

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

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. Based on the classifications used by Taskforce on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

  Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods;
  Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels;

Transition risks refer to actions brought on to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market, technology and market changes:

  Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly considered.
  Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.
  Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of policy changes depend on the nature and timing of the policy change.
29

Our partner schools may be adversely affected by increased regulatory requirements going forward as a result of the increasing importance of environmental matters, which may indirectly affect our business. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

Unfavorable decisions in our legal or administrative proceedings may adversely affect us.

We are, and may be in the future, party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, students and faculty members, as well as from competition and tax authorities, especially with respect to civil, tax and labor claims. For instance, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the amount of R$7.8 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2021 is R$3.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions in material legal proceedings may adversely affect our results of operations, reputation and the price of our Class A common shares. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

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

We outsource certain labor, primarily for cleaning services, building renovations and surveillance, and contract with third party companies who provide the employees for these services. Because we benefit from the services provided by these outsourced workers, we may become liable under Brazilian law to pay certain labor and social security obligations for the benefit of these workers if the service provider companies providing such outsourced labor fail to comply with their labor and social security obligations on behalf of these workers, and we may also be fined by the relevant authorities. We may not have any recourse against the employers of these workers if they fail to meet their labor and social security obligations. We are unable to predict the potential size of any such liability. Any requirement to pay the labor and social obligations related to outsourced workers could have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2021, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$646.9 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional) and MindMakers, among others. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that was held by Cogna Group, for up to R$160.5 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies up to the date of this annual report, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. For example, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain labor contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$1.9 million as of  December 31, 2021, that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2021 is R$ 2.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by our parent company would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by our parent company, our business and results of operations will be negatively affected.

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

Salaries and payroll charges account for a significant component of our total expenses (which are allocated to the cost of goods sold and services, general and administrative, and commercial expenses lines on the consolidated statement of profit or loss).Salaries and payroll charges for the year ended December 31, 2021 were R$274.6 million, or 27.0%, of our total expenses of R$1,018.7 million. For the year ended 2020, salaries and payroll charges were R$279.5 million, or 28.8%, of our total expenses of R$970.3 million. For the year ended December 31, 2019, salaries and payroll charges were R$200.6 million, representing 22.1% of the total expenses of R$907.2 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

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

The lease agreements for a few some of our facilities are for periods of less than five years, and therefore are not entitled to renewal rights, and so the lessor might refuse to renew when the lease expires. In addition, a few of our leases have indeterminate terms and are subject to termination at any time by the lessor so long as the lessor provides notice to the lessee at least 30 days from the date the lessor wants the lessee to vacate the property. If we are forced to close any of our educational facilities or must find other properties due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

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

We are currently in the process of obtaining or renewing these licenses for some of the properties we use and the businesses we operate. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built-in compliance with applicable codes, or, in the worst scenario, closure of the educational facility lacking the licenses and permits. Failure to register with municipal, state or federal bodies may damage us because we shall not be able to collect charges from our customers due to our inability to issue proper tax receipts.

Any penalties imposed, including the forced closure of any of our units, may result in a material adverse effect on our business. Moreover, in the event of any accident at our educational facilities, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective facility and may damage our reputation.

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

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including ourselves, Rumo, Moove and Compass, as well as market conditions and securities prices in Brazil.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil.

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigations and approval of reforms that are expected to be promoted by President Jair Bolsonaro. As of the date of this annual report, President Jair Bolsonaro is being investigated by the STF for alleged unlawful conduct, and several requests for impeachment were filed in relation to his management of the response to the COVID-19 pandemic. Furthermore, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

  growth or downturn of the Brazilian economy;
  interest rates and monetary policies;
  exchange rates and currency fluctuations;
  inflation;
  liquidity of the domestic capital and lending markets;
  import and export controls;
  exchange controls and restrictions on remittances abroad and payments of dividends;
  modifications to laws and regulations according to political, social and economic interests;
  fiscal policy and changes in tax laws and related interpretations by tax authorities;
  economic, political and social instability, including general strikes and mass demonstrations;
  the regulatory framework governing the educational industry;
  labor and social security regulations;
  energy and water shortages and rationing;
  commodity prices including prices of paper and ink;
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

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2022 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 10.1%, 4.5% and 4.3% for the years ended December 31, 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 9.25% as of December 31, 2021. As of the date of this annual report, Brazil’s official interest rate was 11.75%. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.580 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019 and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Brazilian Central Bank was R$5.581 per US$1.00 on December 31, 2021. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, and 1.1% in the year ended December 31, 2019. Brazilian GDP contracted 4.1% in the year ended December 31, 2020 and grew 4.6% in the year ended December 31, 2021. Growth is limited by COVID-19 effects in relevant economy sectors, such as services and industry, which have been highly impacted by the lack of government effective measures in health and economy in general, respectively, among others: (1) lack of central coordination of COVID-19 vaccines and safety measures alongside municipalities and states, and (2) lack of consistent social contributions from the Brazilian government. All of such factors are aggravated by infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perception of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

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

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions, and, beginning in 2020, the impact of the COVID-19 pandemic. These uncertainties adversely affected us and the market value of our securities. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Crises and political instability in other emerging countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, can significantly affect the perception of the risks inherent in investment in Brazil. In addition, growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. Moreover, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside.

These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

The ongoing war between Ukraine and Russia may have a material adverse effect on our business financial condition and results of operations.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO." Following Russia’s invasion of Ukraine beginning on February 21, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russian banks being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as in an increase in energy and commodity prices globally. Should the conflict continue to escalate, markets may face continued volatility as well as economic and security consequences, including, but not limited to, supply shortages of different kinds and further increases in prices of commodities, including piped gas, oil and agricultural goods, among others.

Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

While as of the date of this annual report there have not been any material impacts from the above-mentioned matters in our consolidated financial statements, consequences arising from the conflict, or any other unforeseen developments, could adversely impact our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

  Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on November 30, 2021.
  In December 2015, Moody’s placed Brazil’s Baa3 issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable.
  Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 14, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative.

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

Certain Factors Relating to Our Class A Common Shares

Our parent company owns 100% of our outstanding Class B common shares, which represent 97.1% of the voting power of our issued share capital and 77.3% of our total equity ownership, will control all matters requiring shareholder approval. Our parent company’s ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2021, our parent company controls our company, owning 77.3% of our issued share capital, through its beneficial ownership of all of our outstanding Class B common shares, and consequently, 97.1% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, our parent company will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Our parent company will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our parent company may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Our parent company’s decisions on these matters may be contrary to your expectations or preferences, and our parent company may take actions that could be contrary to your interests. Our parent company will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts provide coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

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

Furthermore, foreign private issuers are required to file their annual report on Form 20 F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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
43

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

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Our History

Our business is the result of several value-added acquisitions and in-house development of solutions throughout the years, and we have a solid track record in the educational market that traces back to the beginning of the century. The solutions presented below were integrated one by one in a thorough process, resulting in what is now a one-stop-partner provider to schools with an unmatchable market offering. Based on our extensive knowledge of private schools given our parent company’s history of owning schools’ operations, additions to Vasta’s platform have enforced cross-knowledge and improvements to take our solutions to the next level.

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

Plurall was the opening wedge into digital content offering, developed in 2013 and rolled out in February 2014, with continuous improvement ever since. Our solution is a practical, organized and innovative platform, which was conceived for mobile phone use and is also available online. Using Plurall, students can access content seen in the classroom, teaching materials, exercise lists, ENEM (Exame Nacional do Ensino Médio) exams and Brazil’s main university entrance exams, instructional videos, frequently asked questions, and can access tutors even during weekends and holidays. For highly skilled students, Plurall also offers tasks with a greater complexity in order to challenge and motivate them, helping develop their full potential. Schools and parents can also access performance reports that show the results of each student, demonstrating strengths, weaknesses, as well as benchmarks with other schools across Brazil. For educators, we developed the Plurall Maestro platform in 2014, which allows educators to create their own activities and exercises and produce new content and exams, resulting in a personalization of teaching strategies. In 2015, Plurall was recognized for the innovation it brings to the education market globally and won the Global Mobile Awards as the best mobile innovation for education and learning.

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

In 2017, Somos acquired Livro Fácil, which contributes to the success of the PAR solution, as schools can choose to promote this e-commerce among parents and receive commission for material sold through the platform as opposed to buying and reselling with a markup. As well as selling teaching materials, stationery and literature, Livro Fácil functions as a distribution hub that distributes materials produced by us, as well as from other suppliers that are chosen by our partner schools, placing us as a one-stop-partner for schools.

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

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$ 23.6 million, subject to certain adjustments related to future results, of which R$ 10.0 million was paid in cash upon signing the agreement, with half of the remaining amount paid in 2021 (R$3.1 million, as readjusted) and the other half of the remaining balance payable in 2022. During 2021, the operating result targets were not achieved which resulted in a reduction of the original agreed purchase price. The agreement is also subject to certain additional earn-outs, associated with targets tied to revenue and profit, that could increase the purchase price by an additional R$ 5.4 million over the life of the earn-out period, which is recorded at fair value. On November 20, 2020, we concluded the acquisition of Meritt, a cutting-edge Brazilian digital assessment platform. The purchase price was R$3.5 million, of which R$3.2 million was paid in cash and R$0.3 million is to be paid in installments that are currently outstanding and accrue interest based on the CDI rate. The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4.0 million over the life of the earn-out period. Meritt had 153 active clients as of December 31, 2020, an increase of 40% compared to 2019, and finished the year with R$1.5 million of revenues. In addition to aggregating a digital solution to the platform, bringing in new clients, and contributing with its experience in data analysis, Meritt will also provide relevant cost synergies with the streamlining of tests and mock exams for the Vasta brands. Meritt's experience and methodology will help Vasta make new strides in its investments in online and adaptive testing, gaining new ground in assessment customization, as well as allowing for results comparison between all students enrolled in the platform. This methodology will make it possible to more quickly identify each student's strengths and areas for improvement, with the goal guaranteeing a continuous evolution of their academic results, both in traditional exams and selection processes.

Our Pre-IPO Corporate Reorganization

Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.”

Recent Developments

Acquisition of Sociedade Educacional da Lagoa Ltda.

On March 2, 2021, we acquired, through our wholly owned subsidiary, Somos Sistemas, 100.0% of the outstanding shares and voting rights of Sociedade Educacional da Lagoa Ltda., or SEL for a purchase price of R$ 65.0 million. SEL provides technical and pedagogic services to education platforms, including maintenance of such platforms, development and improvement of contents and trainings to professionals. Founded in 1997, SEL as of the date of the acquisition served, direct or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the secondary and continuing education segment.

Acquisition of Nota 1000 Serviços Educacionais S.A. (“Redação Nota 1000”)

On May 27, 2021, we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software.  The Redação Nota 1000’s users may choose their essays reviewed under different approaches as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. The consideration transferred was R$ 11.3 million, of which R$ 4.1 million was paid in cash and the remaining amount of R$ 7.3 million will be paid in installments with final due date on December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, we recognized a contingent consideration of R$ 2.6 million subject to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security, for the years 2022 and 2023).

Acquisition of EMME – Produções de Materiais em Multimídia (“EMME”)

On August 1, 2021 we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service." The consideration transferred was R$ 15.3 million of which R$ 3.1 million was paid in cash and the remaining amount of R$ 12.2 million will be paid in installments with final due date on August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index).

Acquisition of Editora De Gouges (Editora Eleva S.A.).

On February 22, 2021, our wholly owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire, subject to certain conditions precedent, Editora Eleva S.A., or Editora Eleva, a K-12 education platform provider, from Eleva Educação S.A., or Eleva Educação. As consideration for such acquisition, we will pay a purchase price amounting to R$611.5 million, subject to certain price adjustments, in installments over a 5-year period (each installment adjusted by the positive variation of the CDI index).

Additionally, Saber, an affiliate of Cogna, agreed to sell, subject to certain conditions precedent (including, but not limited to, the satisfaction of all conditions precedent for closing of the acquisition of Editora Eleva), up to all of its K-12 schools to Eleva. Following the acquisition of Editora Eleva, Somos Sistemas and Eleva Educação entered into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva Educação, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva Educação, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a 10-year period. The commercial agreement also provides for a commercial discount amounting to R$ 15 million per year, valid for the first four years after the execution of the commercial agreement.

The consummation of the acquisition of Editora Eleva was completed on October 29, 2021.

Share Repurchase Program

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we are entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. . We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2021, we had a balance of R$23.9 million or 1,000,000 Class A common shares in treasury.

Acquisition of Phidelis

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

We will pay the total amount of R$16.4 million, of which R$8.2 million was paid in cash on the acquisition date and the remaining amount of R$8.2 million to be paid in 2-year installments being the first one in January 2023 and the second one in January 2024. The contract has an earn-out clause of R$20.7 million, which will be paid in 3 installments adjusted by the IPCA, linked to the achievement of performance targets between 2022 and 2025. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’ team will support the development of Vasta’s digital services platform.

COVID-19 Pandemic

As a result of the global outbreak of a novel strain of coronavirus, or COVID-19, unprecedented economic uncertainties have arisen that continue to have an adverse impact on global economic and market conditions, including in Brazil. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil ordered suspensions of a variety of economic activities as part of measures taken to mitigate the dissemination of the virus. During 2020, the Brazilian government adopted several measures in order to reduce the impact of COVID-19 to the economy, including employment and economic stimulus, as follows: (1) creation of the program Citizen Income (Renda Cidadã), a new version of a planned social welfare program; (2) extension of the Emergency Employment and Income Preservation Benefit (Benefício Emergencial de Preservação do Emprego e da Renda (BEm)) for up to 180 days, which relates to the proportional reduction of hours and wages and the temporary suspension of the employment contract; and (3) approval of the Complementary Law No. 173/2020, which allowed the granting of federal aid of approximately R$60.1 billion to Brazilian states, municipalities and the Federal District during 2020 in order to strengthen the actions to fight the COVID-19. The new law sets forth the “Federative Program to Fight the Pandemic caused by COVID-19” and changes the law of fiscal responsibility.

The global impact of the outbreak including the emergence of new variants of the virus and the outbreak presents material uncertainty and risk with respect to our future performance and financial results. In response to the outbreak, we have implemented several measures aimed at safeguarding the health of our employees and the stability of our operations, including: (1) the implementation of a work from home policy; (2) the reduction in the work hours and wages by 25% of our administrative and corporate employees for the months of May, June and July of 2020; (3) on-line campaigns to promote our products to potential new customers; and (4) the implementation in our distribution centers of health and safety measures recommended by government authorities. In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and engaged students for their feedback, which has been very positive during the pandemic. From March 23, 2020 (when the integration of Plurall platform with Google Meet was completed) to the date of this annual report, we have conducted more than 22 million digital class sessions. Additionally, as of the date of this annual report, we had more than 1.3 million students using our platforms, participating in more than 43,000 classes daily during weekdays.

We cannot predict the extent of the impact of COVID-19 on our business or that any of the measures we have taken in response to the pandemic will be effective in mitigating the impact of COVID-19 on our business. Furthermore, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective, which we expect to continue to impact our business and results of operations going forward.

In connection with social distancing and social isolation measures implemented by state and local governments in Brazil in response to the COVID-19 pandemic and considering the effect of such measures on the education sector, certain of our partner schools experienced a decline in enrollment in 2020 and 2021, particularly in respect of early childhood education. Certain of our partner schools requested to decrease their level of purchases of educational materials and solutions we characterize as subscription arrangements for the 2020 and 2021 sales cycles (which comprises the period between October and September of the following year).

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

B.       Business Overview

Overview

We are a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational printed and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners.

We have built a PaaS with two main modules. Our Content & EdTech Platform combines a multi-brand and tech-enabled array of high-quality core and complementary education solutions with printed and digital content through long-term contracts with partner schools. We characterize revenue associated with these arrangements as subscription revenue given the renewable and predictable nature of the revenue associated with these contracts. Our emerging Digital Platform will unify our partner schools’ entire administrative ecosystem, enabling them to aggregate multiple learning strategies, helping them to focus on education, and promoting client and revenue growth to allow them to become more profitable institutions.

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

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into an LTV/CAC ratio for the solutions that we characterize as subscription arrangements equal to 6.1x based on 2021 sales cycle (from October 1, 2020 to September 30, 2021). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of December 31, 2021, our network of B2B customers consisted of 4,508 partner schools, compared to 4,167 as of December 31, 2020 and 3,400 schools as of December 31, 2019, representing annual growth rates of 8.2% and 22.6%, respectively. As of December 31, 2021, we had 1,335 thousand enrolled students compared 1,311 thousand as of December 31, 2020, and 1,186 thousand as of December 31, in 2019, representing annual growth rates of 1.8% and 10.6%, respectively.

Following our corporate reorganization (as described under “Presentation of Financial and Other Information—Our Corporate Events—Our Incorporation and Corporate Reorganization”), we were able to rapidly structure our business as a PaaS, in which we have built complete and integrated platforms of K-12 products and services capable of promoting digital transformation in schools. The solutions we characterize as subscription arrangements are all those based on long-term partnerships with partner schools. These are service contracts in place for the offering of our learning systems or PAR (contained in our core content segment) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment), among others. We characterize these solutions as subscription arrangements because they provide for recurring revenue and business stability, since they consist of long-term contracts with schools (three-year term on average), whereby schools pay an agreed price per student per year in order to access our solutions (whereby we recognize revenue when the customers gain control to the content available through our solutions).  This business model, supported by technology, allows for fast growth, and given the “asset-light” nature of our business, we also benefit from favorable operating leverage and positive cash conversion.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 84.8% of the total net revenue from sales and services of Vasta in the year ended December 31, 2021, 76.2% of the total net revenue from sales and services of Vasta in the year ended December 31, 2020, and 67.2% of the total net revenue from sales and services of Vasta in the year ended December 31, 2019.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 15.2% of the total net revenue of our sales and services for the year ended December 31, 2021, 23.8% of the total net revenue of our sales and services for the year ended December 31, 2020 and 32.8% of the total net revenue from sales and services of Vasta in the year ended December 31, 2019.

We have been operating at a net loss over the last two years, primarily due to higher financial costs, as explained in the “Item 5. Operating and Financial Review and Prospects” section. Following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 22% increase in our ACV Bookings from 2019 to 2021. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Our Mission

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Our goal is based on the premise that every solution and service offered through our multi-brand, technology-enabled platform has been designed to empower every stakeholder (students, parents, educators and administrators of private schools) to reach their full potential in their own way. We believe we are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century.

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

For private school owners and administrators

Leveraging our parent company’s substantial experience in operating schools, we believe we have gained a differentiated, in-depth understanding of school needs which go beyond best-in-class educational resources to encompass a variety of school management solutions. These include customer relationship management systems, marketplaces for the sale of educational content, digital student acquisition processes and financial and educational management tools. Currently, we offer our Livro Fácil e-commerce for the sale of educational content, but we are working on expanding our offering in this market as we believe a fully integrated platform like we are developing will allow private school owners and administrators to maximize time, access a broader set of information more intelligently, develop new action plans, promote leadership and motivate their teams. As a result, this will allow private school owners to better manage their schools, focusing on improving educational content, solutions and services, while enhancing the school’s reputation and growing revenue.

For society

Our main responsibility to society is to help every student succeed. However, as part of our social responsibility initiatives, we also seek to make education available to all segments of society and we share many of the best practices in education that we acquire through our experience in the private K-12 with public schools and teachers in Brazil for free.

We believe that our reputation, excellent track record in education, brand awareness, personalization, flexibility, customer service, academic outcomes and innovation are attributes valued by all of our stakeholders. We believe we are the only player in the market to integrate a wide array of content formats from different brands in a unified, technology-powered platform that provides students with tutoring support and allows for the continuous tracking of their academic performance during the whole education cycle. Since 1959, publishers in our K-12 business have received 102 awards in the Jabuti Prize, which is widely recognized as the most prestigious literary honor in Brazil. In 2020, 353 of our partner schools were ranked in the top three in their respective municipalities in the Brazilian National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the main national standardized test for university entrance in Brazil, which reinforces the reputation of the effectiveness of our platform.

Although the science underlying education and learning processes is still in its early stages, we aim at adopting a neuroscience-first approach in evolving our understanding of what directly impacts teaching and learning, which includes acquiring new knowledge and nurturing attention, concentration, memory and motivation. We have been investing intensively in research through our Learning Science Lab and partnering with highly regarded data scientists and progressive tech-driven institutions to continuously strengthen our value proposition. As an example, we have partnered with BrainCo (a company specializing in neurofeedback solutions) and the Brazilian National Scientists for Education network (Rede Nacional de Ciência para Educação), or CpE, to promote our continuous evolution.

Context

The Brazilian education sector is extremely fragmented, with the five largest school operators holding only 10% of the total enrollments, according to Censo Escolar. Government investments in primary and secondary education are low, which results in a substantial quality difference compared with private schools as measured by success on the ENEM exam. The ENEM exam is extremely important for students’ future opportunities as it is used as a standardized exam for entry to high-quality postsecondary education in Brazil and seen as a public seal of quality. In this scenario, the private K-12 education market generates high aggregate value for parents who want their children to have greater opportunities to enter a high-quality university. We offer high quality education for those customers, with brands recognized for their academic excellence and a solid track record in academic exams, with our students gaining access to Brazil’s most renowned universities, as well as top ranked universities in the United States such as Stanford, Harvard, Yale and Columbia. As of December 31, 2021, we had 353 partner schools ranked among the top 3 schools in their respective municipalities based on their scores on the ENEM.

Through our differentiated B2B and B2B2C solutions, we deliver a better learning experience, engaging students in the classroom and offering a unique platform for continuous learning experience after school. Partner schools can choose among our broad portfolio of core content solutions, opting between traditional learning systems or PAR, our textbook-based content solution. This enlarges our addressable market and positions us as a one-stop partner for all private K-12 schools across the country by offering a full stack of solutions through well-known brands with reputation for high quality. Regardless of partner school preferences and necessities, we are able to offer solutions in line with their requirements and reach all types of schools, including through stand-alone textbook sales and recurring content sales through adoption of our learning systems. The chart below shows a summary of product and service consumption preferences among private K-12 schools, highlighting our ability to penetrate the entire market as a consequence of our complete suite of product offerings, including our PAR and printed content solutions.

Methodological Option in the Private Schools
(2020)

In addition to core content, our differentiated service offering comes from a combination of various digital and non-digital complementary content, including solutions for language instruction and socio-emotional skills, as well as school management and business solutions. Our platform seeks to offer and deliver content and services to our partner schools, including the engagement and maintenance of the students’ performance through our Digital Platform (Plurall and Plurall Maestro), and the identification of learning gaps and promotion of content improvement, teacher training (advisory and PROFS) and reinforcement for students’ adaptive teaching. We believe that schools that adopt our platform are able to increase academic quality and enhance their operating and financial performance through ancillary services that either are currently available at our platform, such as our e-commerce, academic and financial ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace.

We believe that schools are able to improve academic outcomes due to our comprehensive suite of educational solutions. This can be seen by our performance in the ENEM exams, with 179 schools rated as the best school (top 1) in their municipalities (43% more than the second competitor) and 353 schools rated in the top 3 of their municipalities (36% more than the second competitor).

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

Our Competitive Strengths

True partner of choice for private K-12 schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though our parent company. As of December 31, 2021, we served 6,480 schools in the K-12 private market, with almost 2.2 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

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
  We were the first company to offer a multi-branded educational platform in Brazil and the first company to provide an educational platform based on textbooks (PAR) and supported by Livro Fácil, our e-commerce for the sale of educational content for schools;
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

By becoming the schools’ partner of choice through our end-to-end offering of core and complementary content and the ramp-up of the solutions we will offer through our Digital Platform, we expect to continue to significantly increase our total addressable market (TAM) while increasing school retention, as the school’s switching costs from an integrated service provider like us become much higher when compared to simply switching from a content supplier. The following chart shows the size and potential growth in TAM from 2018 to 2030 for Core Content and Complementary Solutions, comprising our Content & EdTech Platform (areas shaded in gray) and for school administrative and management solutions, which will be served by our Digital Platform (area shaded in pink).

Private K-12 TAM
in R$ billion, 2018

Source: Oliver Wyman

Strong combination of content and technology teams dedicated to enhancing our value proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 151 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 12 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

Our content production is deeply linked to technology, allowing us to update content in a more dynamic way using student and teacher feedback, which is continuously monitored through our platform powered by technology. To improve student engagement, we are an education provider that overlays content production with what students consume on social media (interactive video, podcasts and quizzes), with a view to aesthetic and artistic quality through a simple and modern language that captures the conceptual rigor essential for educational content. Our partner schools benefit from the unique combination of our Plurall products (Plurall ID, Plurall Maestro and Tutoring, Bookshelf, Assessments, among others), a single platform that enables the delivery of a richer learning experience to both educators and students in an integrated and uniformed matter and combines in our content solutions in a 100% digital interface.

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
  Headbands that measure brain activity through an algorithm developed at NASA which translates brain wave readings into data on states of attention, so educators can track individual students or entire classrooms through a single dashboard. We tested the headbands at 12 schools and with around 377 students.
54

Robust salesforce, business intelligence team and customer-centric mindset lead to differentiated go-to-market strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 158 educational specialists, or hunters, (divided among commercial teams and inside sales teams, responsible for general marketing strategy and targeted client sales, respectively) and 181 customer support experts, or farmers, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 16,500 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school.

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

  Anglo is the top-of-mind brand among learning systems considering premium schools’ choices and, alongside pH, is among the top four most preferred brands among school administrators and educators according to Hello Research;
  90% of premium schools know Pitágoras according to Hello Research; and
  Publishers in our K-12 business have been honored with 102 Jabuti prizes since 1959, a widely recognized award as the most prestigious literary honor in Brazil.
  Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics:
  As of December 31, 2020 (most recent data available), we had 353 partner schools ranked among the top three schools in their respective municipalities based on their scores in ENEM, of which 179 partner schools were ranked as the best school in their municipality; and
  As of December 31, 2019, we had 68 partner schools ranked among the top 250 schools in the country based on their scores on the ENEM (compared to 44 partner schools in 2018).

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. As of June 30, 2021, we scored 67 and 40 out of 100 possible points for Anglo and pH learning systems, respectively, in a survey carried out by us with our partner schools, and 42 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

In 2021, Plurall was the digital platform with the higher traffic share in private sector: 48%, 21 percentage points above the second player. Plurall has supported our partner schools and their students with digital tools and contents and helped to deepen the learning process and assessments throughout the hybrid education.

In order to enrich the experience of our clients, Vasta has also created in the end 2021 a Customer Experience (CX) unit, comprising pre-sales, onboarding, post-sales and customer-relationship fronts and tracking the whole journey of our clients. The main purpose of the CX unit is to provide clients with excellent and agile responses to meet their needs, accordingly to their spectrum of products and services.

The nature of our business model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and high scale, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 84.8% of total net revenue from sales and services in the year ended December 31, 2021, 76.2% of the total net revenue of Vasta in 2020 and 67.2% of the total net revenue of Vasta in 2019.

End-to-end solutions provide meaningful unit economic gains: as we continue to strengthen our portfolio of full-service solutions, our potential to deepen relationships with schools increases through cross-sell and up-sell opportunities, generally at low incremental costs to us and to schools. We believe this leads to lifetime value at low customer acquisition cost (insofar as our up-sell and cross‑sell efforts are successful) while simultaneously increasing customer switching costs.

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

In recent years, our parent company has successfully completed 17 acquisitions, incorporating R$4.9 billion in net revenue from sales and services (considering the first year of acquired companies’ figures). Particularly, in October 2018, it completed the acquisition of Somos Educação, making a strong move into the K-12 segment in Brazil. Somos Educação also has a unique M&A track record in the Brazilian K-12 industry, completing 23 acquisitions since 2015, in addition to an unerring tradition in the education sector.

In connection with our acquisitions in recent years, we have been successful in delivering improvements in Somos’ go-to-market strategy, extracting synergies from payroll and procurement, completing the integration process in a timely manner, among other accomplishments, and continues, along with us, to execute our vision of being the partner of choice for K-12 private schools in Brazil.

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

Our Growth Strategy

Increase shift towards solutions we characterize as subscription arrangements within our current customer base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements from 1.3 million as of December 31, 2020, to 2.5 million total students, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2021, we sold products (including textbooks without subscription) to approximately 2.2 million students from private schools, of which 1.3 million were from schools that had a contractual relationship with us, or 59% of potential students from schools that use our products. From December 31, 2020 to December 31, 2021 and from December 31, 2019 to December 31, 2020, we successfully converted 7.5% (6.4% to PAR and 1.1% to learning systems) and 11.0% (8.9% to PAR and 2.1% to learning systems), respectively, of schools without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the year ended December 31, 2021, Vasta’s net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 84.8% of our total net revenue from sales and services, an increase in total contribution in total net revenue from sales and services when compared to 76.2% and 67.2% of our total net revenue from sales and services of Vasta and the Predecessors in the year ended December 31, 2020 and 2019, respectively.

Increase penetration of our current services in existing capacity with our current partner school base

We utilize a land-and-expand strategy with our partner schools, beginning with core education and gradually increasing the number of services offered to each partner school from our portfolio of complementary solutions and digital solutions. We focus on deepening relationships with our partner schools by leveraging our salesforce expertise to up-sell and cross-sell other products and services within our wide portfolio of current offers and future product and service developments and acquisitions. Our ultimate goal is to replace our partner schools’ collection of scattered educational vendors with our integrated platform of educational and digital solutions.

  As of December 31, 2021, only 11.0% of our student base used both our core and socio-emotional solutions; and
  As of December 31, 2021, only 4.9% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of December 31, 2021, we had 1.6 million enrollments in our solutions 1.3 million in core content and 0.3 million in complementary solutions), considering each student at each solution as an enrollment. Through cross-selling and up-selling across both our Content & EdTech Platform and Digital Platform, we believe we are able to capture up to 5.9 million new enrollments, totaling a potential of 7.5 million students enrolled in our ecosystem (including core content, socioemotional content, languages, STEAM and other academic content).

Grow our base of partner schools

We have significantly expanded our sales force and will continue doing so in new regions across Brazil, while pursuing greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 36% of private K-12 students in Brazil 12.1% of the TAM for core education as of 2018. We intend to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

Increase the quantity of products and services we offer

We believe there is significant room to expand our value proposition to our partner schools and their stakeholders by adding new complementary education solution and digital platform to our ecosystem and therefore, also significantly increasing our TAM potential. For instance, STEAM and academics are becoming “must-have” skills given increasing competition in the labor market. In addition, schools have been increasingly adopting management systems so they can focus on what they do best: educating.

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

In the 2021 commercial cycle, we launched Plurall Store, an extension of our Plurall platform that offers 13 complementary digital solutions in partnership with EdTechs from all over the world. Through Plurall store, schools and their users (students and teachers) have a free trial experimentation phase, after which schools may decide which solution to adopt based on engagement rates.

In October 2021, we entered in the business-to-business-to-consumer (B2B2C) segment with the launch of:

  Plurall MeuProf, an application that connects students enrolled at our partner schools with affiliated professors for private tutoring, and
  Plurall Adapta, in partnership with Seneca, a UK-based company, for the offering of adaptive learning sessions as a preparatory tool

The technology embedded in these products was primarily developed in-house.

Since the IPO, we acquired SEL, EMME and Phidelis, which, together with LivroFácil, will form the base of our digital services strategy, in particular with respect to the delivery of administrative digital solutions. With the expansion of our scope and product and service offerings through our platform, our total addressable market (TAM) could increase even further.

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

With 46.7 million students enrolled in private and public schools in 2021 according to Censo Escolar 2021, Brazil’s K-12 education segment is significantly larger in relative terms compared to other world markets; Brazil’s K-12 students account for 22% of the total population, while in the United States, students enrolled in private and public schools account for 17% of the total population (considering an estimate of 56.6 million students attending school in fall 2019), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market in relative size, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in the “Industry” section.

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

Limited internal management and administrative solutions for schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2021, there were approximately 40,000 private schools in Brazil as of 2021, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

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

New student skill set and importance of socio-emotional solutions

The increased labor market competitiveness and social demands in the 21st century require a new skill set from individuals. The insertion of new learning fields into old curricula, with focus on softer skills such as creativity and collaboration, has been leading a movement towards a broader learning experience. Schools in the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation, autonomy and critical thinking, and include new areas of broad student development such as STEAM-based curriculum (Science, Technology, Engineering, Arts and Mathematics) and language instruction. We are uniquely positioned to capture this market as we already have a full portfolio of solutions that can be offered in the safety and comfort of the school environment, and plan to add even more solutions to our integrated platform.

Business Model

Our model is based primarily on solutions we characterize as subscription arrangements, aligned with our belief that platforms as a service are a natural consequence of private K-12 education as they deliver complete and diversified models with long-term contracts, with terms of three years in general, and high retention rates with very low churn. This model reinforces our stability, recurring revenue, asset-light profile and scalability, high operating leverage and limited capex requirements. We believe Vasta delivers a hard-to-replicate business model, with a winning proposition for stakeholders.

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

Our company is based on information, and we have a robust team of market-business intelligence and data analytics educational professionals, helping us leverage the vast amount of data we produce, which is the start of a virtuous cycle for our partner schools. We learn with our students and offer them continuously improving educational solutions, helping them to expand their learning and improve their own and their school’s academic results. This consequently improves the reputation of the schools and our brands. The reputation we have achieved allows us to reach more partner schools and students, providing returns throughout the cycle for all parties involved. In addition, we plan to develop multiple other products to complement our Digital Platform in the near term, enhancing the support offered to back-office activities of schools and enabling them to focus on their main core activity, therefore making the wheels of our virtuous cycle turn in such a way that benefits schools and students alike.

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

In 2021, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 89.8% and 10.2%, respectively, of our net revenue from sales and services, compared to 91.1% and 8.9%, respectively, for the sum of our total net revenue from sales and services in 2020, and 89.1% and 10.9%, respectively, for the sum of our total net revenue from sales and services in 2019.

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

Content & EdTech Platform

Our Content & EdTech Platform offers schools a large set of high-quality printed and digital educational content and tech-enabled support solutions. Leveraging on our in-depth understanding of private K-12 education, we have developed a methodological approach that ensures student success through personalized, retainable and engaging learning tools that fit the modern student’s demand both in terms of content-quality and adaptive-learning.

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

Our technological educational platform offers partner schools all the products and services that they need to be successful, including printed and digital content, teacher training, evaluations, adaptive learning, academic intelligence, continuous assessment, academic management tools, as well as solutions for complementary education, such as language instruction, development of socio-emotional abilities and academic programs.

Our core education and digital learning solutions are supported by value-added services to enhance student and teacher learning experiences, enabling dynamism and all-time interactive responsiveness. Our students can access materials at any time and on any electronic device, complete assignments and activities directly on our apps, watch video lessons to review content and check their performance to correct mistakes. We also created an online studying community where students feel comfortable to ask questions directly to our tutors using the app, who are available even on weekends and holidays, and learn from other questions asked by students and posted in the community. Parents are also able to use our apps to analyze the number of exercises completed by their children, check their scores by subject and monitor overall achievement rates, therefore closely following and assisting in the full development of their children. Our content can be delivered either in printed or digital format, and through a new “all included” category, named Learning Book, which combines hardware (chromebook) and digital content plus the Plurall platform, in an “as a service” format.

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$351 for Maxi to R$927 for pH, catering to a wide range of customers, as further detailed below.

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

We market our educational solutions through long-term agreements we characterize as subscription arrangements, which allow us to have highly predictable and resilient revenue. Partner schools may choose between one of our traditional learning systems (Anglo, pH, Pitágoras, Rede Cristã de Educação, Maxi, Ético, Fibonacci and Mackenzie) or PAR, our textbook-based solution. Our diversified portfolio with multiple brands enables us to reach a large addressable market. Each of our learning systems has its own method, so schools can select the one that best fits their pedagogical project:

    Anglo: with a “Class given, class studied” approach, with Anglo there is always homework associated with content taught in class. Anglo is our most significant brand, with more than 281 thousand students and over 838 schools spread across 25 states, with a high concentration in the state of São Paulo. Additionally, besides having approximately 40% of the school’s served by Anglo in our client base for over 15 years, Anglo also has the highest awareness among competitors, being “top of mind” for 19% of the premium school segment and known by 95% of respondents, according to Hello Research;
    pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 73 thousand spread across more than 304 schools. pH is present in 23 states and is among the most preferred brands by premium school administrators and educators, according to Hello Research;
    Pitágoras: focused on the development of educators, leaderships and students. Pitágoras is present in 26 states, with more than 140 thousand students in over 467 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia. According to Hello Research, 90% of premium schools know the Pitágoras brand;
    Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 20 states with over 20 thousand students, concentrated in the states of Rio de Janeiro, Pernambuco and Minas Gerais;
    Ético: has a contextualized and interdisciplinary approach. Ético serves approximately 106 thousand students in approximately 506 schools, including Pluri schools that adopt Ético;
    Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi serves over 174 thousand students in 800 schools distributed all over the country (27 states); and
    SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides the core content to 142 SESI schools spread across 23 states, totaling approximately 65 thousand students.
    In 2021, Vasta acquired Eleva Learning System and negotiated a relevant distribution contract with Mackenzie Learning System, which we expect to result in approximately 200 thousand new students for the 2022 cycle.

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 469 thousand students and approximately 1,350 schools, spread across 27 states.

Additionally, through our publishing business, we also engage in the sale of stand-alone textbooks to schools. More than an important revenue stream, this serves as an entry level for potentially increasing the penetration of recurring partnerships. We believe schools that adopt a specific textbook from our collection of over 10,000 titles are more likely to switch to a model we characterize as subscription arrangements, such as PAR or a traditional educational platform, given the already established relationship. Ultimately, stand-alone textbook sales increase our opportunities to up-sell and cross-sell in schools, especially in schools where stakeholders are initially reluctant to adopt a structured content solution.

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

Our evaluation system includes a data-driven pedagogical offering which focuses on practice tests for standardized exams such as ENEM to our partner schools. These tests have a fundamental role in providing data, diagnosing and guiding action plans that could change or reinforce our and the schools’ pedagogical practices. In order to transform this data into important insights, we have a specific department called our Learning Evaluating Area, whose only responsibility is creating, correcting and providing feedback to our partner schools. The goal of these evaluations is to understand the cognition level and abilities of the students as well as to orient the pedagogical plan on multiple segments. In 2021, we launched our new platform of online assessment integrated with Plurall, driven by the acquisition of Meritt (November 2020), enhancing a key feature of our platform and which increases the adherence to our solutions. As a result, we delivered more than 1.6 million assessment tests, further developing our capacity to use big data to drive our innovation and solutions development. Furthermore, we also offer a continuous education program for educators, teaching coordinators, educational counselors, principals, psychologists, administrative agents, and the administrative support staff. Together with face-to-face training, usually during conferences, seminars and congresses, online learning programs are offered, linked to our parent company.

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

Plurall is a practical, organized and innovative platform offering a complete range of content and services to students, including content seen in the classroom, teaching materials, exercise lists, ENEM exams and tests from Brazil’s main university entrance exams, videos to help in the resolution of tasks, online tutoring and a database of questions and answers from other students. For every class taught, there is associated homework, providing students with a better understanding of the content. For highly skilled students, we also offer tasks with greater complexity in order to challenge and motivate them, helping them to develop their full potential. The solution is highly responsive and makes use of artificial intelligence and machine learning algorithms.

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

Socio-Emotional

  O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade and allows the structuring of the socio-emotional curriculum in partner schools. It has over 146 thousand students spread across 25 states, with a higher concentration in São Paulo.

Languages

    English Stars, an English educational platform designed to develop fluency in the English language with high penetration in schools, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art, which can be offered both during school and during extracurricular hours.
    EduAll, a new bilingual program, built to enhance our current solution (English Stars) with a hybrid learning experience with games, digital books, online assessments and digital readers, combined with what we understand to be a renowned quality of teachers and students’ books produced by Macmillan, which agreed to a partnership with us in 2021, to develop this unique, exclusive solution for the Brazilian market that combines the reputation of this recognized brand with our experience in the learning system market. EduAll also allows us to increase presence in a market that we believe will be transitioning towards an increasing number of English hours in school curriculum. Because EduAll is a very flexible program, schools can choose the standard three-hour per week program plus add building blocks to complete up to a 10 hour per week program. The program will commence distribution in the 2022 commercial cycle, with first sales delivered in the 2023 cycle (October 2022 to September 2023).

Academic

  Plurall Olímpico, Vasta’s platform of preparatory content for scientific competitions. It offers full support to students, parents and educators engaged in the most prestigious competitions, generating visibility and value to schools as a differentiated service.

STEAM

  MindMakers uses children's curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises. MindMakers was acquired by Vasta in 2020 and included in our go-to-market strategy in 2021, serving 230 schools and 72 thousand students in 2021.
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
  Plurall Store. In the 2021 commercial cycle, we launched Plurall Store as a B2B model. It is an extension of our Plurall platform, offering 13 complementary digital solutions in partnership with EdTechs from all over the world. Through Plurall store, schools and their users (students and teachers) can have a free trial, experimentation phase  after which schools may decide which solution to adopt based on engagement rates. These digital solutions are not proprietary, thus we operate in a shared-revenue model, through exclusivity agreements.

B2B2C Products

In October 2021, we entered the business-to-business-to-consumer (B2B2C) segment, with the launch of two tutoring products through our Plurall platform. These products are offered exclusively to students enrolled in our partner schools, through a technology base developed fully in-house.

  Plurall MeuProf, an application that connects students enrolled at our partner schools with affiliated professors for private tutoring, and
  Plurall Adapta, in partnership with Seneca, a UK-based company, for the offering of adaptive learning sessions as a preparatory tool
66

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
  Third-party printing, proprietary storage and third-party transportation of printed content;
  Release of passwords and e-training so that all students and educators can access our learning platforms;
  Release of the evaluations according to the academic calendar; and
  Development and communication of all access, engagement and learning reports.

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

We outsource the printing of our books, using 24 printers and six product handlers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through our distribution centers in São José dos Campos and Pernambuco. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution center, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

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

Digital Platform Services

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

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of December 31, 2021, we had 4,508 partner schools with 1,335 thousand students, present in all 27 Brazilian states, with a large concentration in high income states, São Paulo (27% of our students) and Rio de Janeiro (11% of our students), but with growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

Culture

We believe that our corporate culture creates value for our partner schools and related stakeholders (including students and parents), employees and investors, as well as competitive advantages for our business. We encourage the following values to be actively cultivated by all of our employees and executives at every level:

  We are leaders who inspire, and we form amazing teams with a huge sense of belonging. We share ideas and know how to listen, accept opinions, praise and criticize constructively.
  We strive for excellence. We are passionate about what we do, we seek high levels of performance and we recognize the merit of each contribution.
  We are constantly searching for disruptive ideas. We love to break boundaries, test new ideas and never shoot down any initiative on takeoff.
  We are autonomous and supportive. We are a collective hands-on team who take the initiative and support each other to go further and further.

We are part and parcel of a safe, respectful and transparent environment, where everyone can be their best version and exercise their full potential. Our culture and innovative mindset are the basis of what drives us to deliver the best and most complete offering to our partner schools and stakeholders, who count on us every day to support one of the most important pillars of our society: the next generation’s education. Our vision is to be the principal driving force of the reinvention of education for the 21st century student.

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

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of December 31, 2021, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

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

Our information is stored in physical data centers and in the professional cloud computing of international specialist companies that comply with the main international standards and contribute to the highly scalable nature of our technology. In order to ensure that the solutions produced by the teams reach the production environments with the best possible quality and speed, we started to implement development lines with tools and processes for DevSecOps, where quality, functionality, safety and performance tests will be carried out.

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

Plurall had more than 1,200 thousand registered student users by the end of 2021, reached a maximum of 12 million synchronous classes in a day, allowed teachers to send 315 million materials and activities to their group of students. As of the date of this report, more than 100 thousand students and more than 2 thousand teachers have demonstrated interest in Plurall’s online tutoring services (Plurall MeuProf) since the launch in October 2021. More than 40 thousand students have demonstrated interest in the adaptive learning preparatory solution (Plurall Adapta), and more than 140 thousand activities were performed in the freemium version.

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

The following graphics illustrate certain key metrics related to the expansion of the usage of Plurall in connection with school closures as a result of the COVID-19 pandemic. According to data from SimilarWeb, we have 48% of the K-12 traffic share compared to 27% for our main competitor.

Visits over time (2021)

Source: Company and SimilarWeb. Considers the period between January 1, 2021 and December 31, 2021.

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

Finally, we have developed a complete “plug and play” digital solution kit, speeding up the digitalization of our partner school base. The kit contemplates one chromebook, one router, one headband (optional) and one Plurall license to access all Vasta content and services related to that partner school. We began the rollout of this kit through a pilot phase that is ongoing, and we expect to make a broad release of our digital solution kit in August 2020. As a consequence of the COVID-19 pandemic, we believe the new school environment is evolving to require both in-person and digitally present learning at the same time. The chart below illustrates our spot in this new hybrid learning environment:

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

We are also pioneering the incorporation of neuroscience elements into our educational platform, developing a neuro-pedagogical approach. Neuroscience offers promising insight on scientific knowledge and tools that must be applied to education. We invest intensively in research though our Learning Science Lab, partnering with highly regarded data scientists and forward-leaning tech-driven institutions through the CpE (Ciência pela Educação - the Brazilian National Scientists for Education network).

In that context, we have partnered with BrainCo, a startup incubated in the Harvard Innovation Lab that develops cognitive training technology products in collaboration with scientists from the MIT Media Lab. Specifically, BrainCo has created a headband that detects and quantifies student attention levels in the classroom using electroencephalography sensors. For that solution, NASA has enabled the creation of an algorithm that transforms brain waves into a measurement of student concentration. Since 2020, we have tested headbands with 12 schools and more than 370 students. We have also established a partnership with CpE, bringing together over 175 scientists in the first hub dedicated to bringing scientific evidence to guide pedagogical innovations in Brazil.

Analytics

Since 2018, the analytics area has captured millions of granular data records in different behavioral dimensions. This data was organized and made available for the development of education models so that the operational areas could improve their processes intelligently and effectively. We also carried out initiatives to help intensify our culture of analytics and data-based decision making. A modern data lake cloud was established as a repository for massive amounts of data. By means of this platform, we can provide more sophisticated analyses to a number of our business areas.

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with continuous focus on understanding our customers’ needs and delivering fully integrated solutions. With the support of 158 customer support experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

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

The main stages of the marketing and sales process include:

  Carrying out a market census in the over 16,500 private schools targeted by the commercial team (around 85% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;
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
  Training of sales teams and product specialists in January;
  Development and control of the commercial process from February to December;
  Invoicing, in January to December; and
  Awards and payment of variable compensation for commercial and specialist teams, measured in June of the following year (after preliminary remuneration which occur every four months during the commercial cycle).

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

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our high NPS score among core education and digital learning brands. As of June 30, 2021, we scored 67 and 40 out of 100 possible points for Anglo and pH learning systems, as rated by our partner schools, and 42 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

Competition

We compete with publishers, textbook providers, online learning solutions and all other players offering services to private K-12 schools. For partner schools, reputation and content and platform quality are key differentiators. We believe that we are the only one-stop-partner in the private school marketplace able to cater to schools’ entire ecosystem by providing a comprehensive set of solutions for schools in terms of core content and complementary content and digital solutions. Unlike other providers in the market, we are able to cater to a wide range of school needs, from core content to complementary content and, through our Digital Platform, a growing set of administrative and managerial tools for schools, which we expect will only continue to expand as we expand our core and complementary solutions and grow the product offerings of our Digital Platform Services.

Our large proprietary technology content and support systems improve our intellectual agility and responsiveness both in the development and also enhancement of our solutions. Also, among our main competitive strengths sits the fact that we have a robust salesforce and client-centric mindset with a self-reinforcing network under a mostly model we characterize as subscription arrangements.

Within our Content & EdTech Platform, we compete with traditional publishers, textbook suppliers and other providers of educational curriculum solutions. There is no concentration of market power in the markets in which we operate except the publishing market, which is highly concentrated among a few players including us. We are one of the three largest players in the educational publishing market in Brazil, with a 30% market share of the textbook market in the private sector, according to our internal market intelligence data (annually collected and consolidated based on the textbook syllabus adopted by the schools we have a relationship with).

The learning systems market is highly fragmented, with a large number of players, but only a few of them have nationwide presence or the know-how for the sale of teaching materials and educational methodology as we have.

Through PAR, we are able to target a range of schools that do not want to adopt traditional learning systems, increasing opportunities for up-sell and cross-sell in schools which only purchase stand-alone textbooks. We were the first player offering this type of solution.

For the Digital Platform Services, retailers selling textbooks and stationery, physical bookstores and e-commerce platforms are competitors or alternatives to Livro Fácil. Educational solutions are usually commercialized directly between us and the school or by Livro Fácil, but, in specific cases, stand-alone products might be available in the distribution channels mentioned above.

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

Digital Platform Services

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

In 2021, there were 46.7 million students enrolled in private and public K-12 schools in Brazil. Brazil’s K-12 students account for 22% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to the NCES. The chart below sets forth the total number of students enrolled per stage of the education cycle, as well as the duration and age. Also in 2021, 8.1 million students were enrolled in private schools in Brazil, which makes Brazil the fourth largest market for private schools in the world, after India, China and Indonesia.

Educational Cycle in Brazil
(in millions, except age and years, 2021)

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

The ENEM is extremely important for students’ future opportunities as it is required for access to high-quality postsecondary education in Brazil. It is the standardized national test for university admission in Brazil. In 2021, 87% of ENEM applicants were either enrolled in their final year of high school or had already concluded the high school. Of the 100 highest ranked schools for performance on the ENEM in 2019, 90 are private. The superior performance of private school students on the ENEM when compared to public school students is an important factor for families when deciding whether to invest in private K-12 education for their children. The chart below sets forth the performance gap in the ENEM for public school students as compared to private school students.

Histogram of schools by ENEM grade
(in %, 2019)

Source: ENEM 2019 – INEP (Latest data available). Consolidated by Somos, considering only schools with more than 10 ENEM participants.

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
Source: Oliver Wyman - Data from Fitch, except Brazil which is from IBGE

According to the National Institute for Education Research (INEP), the number of applicants for postsecondary education increased at a CAGR of 7% between 2011 and 2020, increasing student competitiveness and consequently parents’ desire to provide the best K-12 education to their children. According to IBGE, in Brazil, the share of income destined to education increased from 2.5% of monthly expenses in 2009 to 3.8% in 2018. Families believe education is an effective investment to ensure that their children will be able to access high quality postsecondary education institutions and increase their future earning potential. In Brazil, the average wage of an employee that has completed some form of postsecondary education is 2.5 times higher than an employee with only secondary education, a wider wage gap when compared to others OECD countries.

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

The chart below sets forth growth in private school enrollments compared to reductions in overall K-12 enrollments, demonstrating the migration of students from the public to the private system in Brazil. This trend was partly reversed in 2020 and 2021, which we attribute to the effects of the COVID-19 pandemic in the disposable income of Brazilian families. We believe, however, that this interruption is transitory and that enrollments at private K-12 schools will outgrow that of enrollments at public K-12 schools once the effects of the COVID-19 pandemic are terminated.

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

Source: INEP, IBGE

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

The K-12 segment has been moving towards increased digitalization. According to Oliver Wyman, digital learning devices are expected to spread exponentially among Brazilian schools until 2022. In 2020, the first hybrid ENEM edition took place, and the exam was administered live and in digital format. According to the MEC, the migration to digital assessments will occur gradually until 2026, when the ENEM will be assessed entirely in digital format.

Schools with at Least One Device per Two Students
(in % of respondents)

Source: Survey conducted by Oliver Wyman with school decision makers in October 2019

In order to bring the most value to students and educators, providers of educational content have been incorporating higher quality technology, pedagogical solutions, teacher development programs and other value-added services.

Professionalization of Schools

There are 40,452 private schools in Brazil, of which approximately 80% have less than 500 students. These small-scale units dedicate significant working hours to administrative activities, such as intake, retention, financial management and communication with parents. This can be an inefficient use of resources that diverts the school’s focus away from its core educational activities and also represents lots of hidden costs to the school.

Due to this challenging scenario, the digitalization progress can be an important tool of professionalization in schools. The value of digitalization is extensive, covering solutions ranging from curriculum products to back-office tools focused on efficiency. These result in productivity gains for schools and allow them to save time and costs through systems that help them reduce their back-office size and that provide integration with other systems, reducing the number of manual entries. Another key tool for more effective school management is big data intelligence, which creates actionable insights to aid in business tasks such as forecasting, student recruitment, drop-out alerts, among others.

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

Products and Services Addressing Schools’ Needs

Addressing the Needs of a Highly Fragmented and Heterogeneous Market

The Brazilian market presents a large number of schools with different scales and focusing on very diverse audiences. There is currently no meaningful consolidation in the Brazilian private K-12 segment, with 64% of schools holding less than 500 students and the five largest school operators holding less than 13% of the total enrollments. In addition to being highly fragmented, the Brazilian private school market is also heterogeneous, with schools following a wide variety of pedagogical approaches and teaching methods.

Number of Students per School
(in %)

Source: INEP

Average Monthly Tuition
(in R$)

Source: Based on Vasta’s 2021 internal survey

These schools lack the time, capacity and resources to develop their own content and pedagogical solutions and often require complementary education solutions to provide holistic education to students. In addition to content and pedagogical solutions, these schools also need tools and technology to help with school administration, so they can focus on their primary activity, which is education, as well as reduce costs and improve efficiency levels.

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

Methodological Option in the Private Schools
(2020)

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

After centuries of technological progress and advances in international cooperation, the world is more connected than ever. The globalization process also impacts the education sector. Over the past years the number of Brazilians living in foreign countries and exchange students has grown significantly. Therefore, the number of students looking to learn English also increased. According to the Brazilian Association of Bilingual Education (Associação Brasileira do Ensino Bilíngue), or ABEBI, the market for bilingual schools has grown between 6% and 10% in Brazil in the last 5 years.

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

    Ministry of Education (Ministério da Educação);
    Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira);
    National Education Council (Conselho Nacional de Educação);
    Board of Primary and Secondary Education (Conselho de Educação Básica);
    Higher Education Board (Câmara de Educação Superior);
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

However, our Core & EdTech Platform and related educational materials seek to comply with the LDB, and the directives established by the BNCC. In addition, our school Anglo São Paulo and partner schools are providers of primary and secondary education, regulated by the Municipal and State Secretaries of Education, under the supervision of MEC, and must comply with applicable regulations. Recently, the BNCC, was launched in Brazil and, therefore, we are required to incorporate all the BNCC standards into our educational products and content. The BNCC contemplates a set of guidelines that provides a curriculum itinerary specifying the core skills and knowledge that must be developed as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines.

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

C.              Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of effectuating our initial public offering. Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Certain Other Information—Corporate Events.” Company’s ownership

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”) and MVP Consultoria e Sistemas Ltda.(“MVP”), when the control over these entities was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Moreover, pursuant to our corporate reorganization plan, the subsidiaries Mind Makers Editora Educacional (“Mind Makers”), Nota 1000 Serviços Educacionais Ltda (“Redação Nota 1000”) and Meritt Informação Educacional Ltda. (“Meritt”), had their operational activities, assets and liabilities, merged into Somos Sistemas, the main company of the group, on April 1, 2022. As a result, Mind Makers, Redação Nota 1000 and Meritt ceased to exist as separate legal entities.

The diagram below depicts our organizational structure as of the date of this annual report:

(1)    Other shareholders whose shares are in the free float (including shares in treasury)

For more details about our organizational structure please see “Presentation of Financial and Other Information—Organizational Structure” and refer to note 1.2 – Corporate restructuring and business combinations, note 5 – Business Combinations and note 29 – Subsequent events, to our audited consolidated financial statements.

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

We are party to approximately 4,500 agreements with third party authors with respect to educational content. We own approximately 498 trademark registrations, including the trademarks and logos of “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others. We also have approximately 30 pending trademark applications in Brazil and three in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor our parent company). As of the date of this annual report, we owned approximately 220 registered domain names in Brazil

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta,” “Somos Educação,” “Somos Science in Learning,” “Ético,” “Editora Atica,” “Sistema Maxi de Ensino,” “Plurall,” “Livro Fácil,” “Sistema pH de Ensino,” “Editora Scipione,” “Sistema Anglo de Ensino,” “PROFS,” “PAR Plataforma Educacional,” “Biblioteca PAR,” “Editora Atual,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others.

Properties

We occupy 29 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the year ended December 31, 2021, 2020 and 2019, we incurred expenses of R$17.8 million, R$14.3 million and R$20.4 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

We have equity stakes in nine companies: Somos Sistemas, Colégio Anglo São Paulo, Livro Fácil, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional), Sociedade Educacional da Lagoa Ltda. (SEL), EMME – Produções de Materiais em Multimídia (EMME), Editora de Gouges, Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda.

Additionally, our subsidiary Somos Sistemas has entered into commercial lease agreements with certain subsidiaries of our parent company. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Lease and Sublease Agreements.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors.”

A.    Operating Results

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to our results for the year ended December 31, 2021, 2020 and 2019.

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

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

	As of December 31,
Number of enrolled students	2021	2020	2019
	(in thousands)
Total Vasta	1,335	1,311	1,186
Core content	1,335	1,311	1,186
Complementary education solutions	308	213	134
Predecessor – Somos Anglo(1)	N/A	N/A	990
Predecessor – Saber Rede Pitágoras(2)	N/A	N/A	196

(1)              Includes Anglo, pH, Ético (Pluri), Maxi, SESI and PAR.

(2)              Includes Pitágoras and Rede Cristã de Ensino (RC).

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

On February 10, 2022, we announced the result of ACV Bookings for the 2022 sales cycle (from October 2021 to September 2022), which reached R$1.0 billion based on contracted amounts as of such date. This volume represents growth of 35% over the revenue from subscription arrangements registered in the 2021 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2022 sales cycle is 1,540 thousand. On March 31, 2021, we announced the result of ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), which reached R$853 million based on contracted amounts as of such date. This volume represents growth of 23% over the amount registered in the 2020 sales cycle. The number of enrolled students deriving results of ACV Bookings for the 2021 sales cycle is 1,500 thousand. On September 30, 2021, we reached R$740.7 million in ACV Bookings for the 2021 sales cycle, a 7% increase compared to the 2020 sales cycle. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2021 sales cycle were 1,335 thousand and R$554.80, respectively. On January 23, 2020, we predicted the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented a growth of 25% over the amount registered in the 2019 sales cycle, R$584.6 million. On September 30, 2020, we reached R$691.9 million in ACV bookings from 2020 sales cycle, or 18% higher than compared with 2019. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2020 sales cycle were 1,311 thousand and R$527.70, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period.

The ACV Bookings is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2021 and September 2022 may be different from the ACV Bookings for the 2022 sales cycle. The ongoing COVID-19 pandemic has had an adverse effect on our ACV Bookings for the 2020 and 2021 sales cycles (from October 2019 to September 2020 and from October 2020 to September 2021, respectively), but we believe that our actual revenue recognized in the year 2022 to be derived from solutions we characterize as subscription arrangements will no longer be adversely affected by effects such as declining enrollment at our partner schools as observed during the first half of 2021, particularly in respect of childhood education. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—D. Trend Information.”

	As of and For Year Ended December 31,
	2021(2)	2021(2)	2020(3)	2019(4)
	US$ (1)	R$ (except number of partner schools and enrolled students)
Number of partner schools	n/a	4,508	4,167	3,400
Number of enrolled students (in thousands)	n/a	1,335	1,311	1,186
Core content	n/a	1,335	1,311	1,186
Complementary education solutions	n/a	308	213	134
Average ticket per student per year	$107.8	R$602.0	R$546.1	R$483.0
ACV Bookings (in millions)(5)	$153	R$853	R$716	R$573

(1)	For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2020 and ending on September 30, 2021).
(3)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2019 and ending on September 30, 2020).
(4)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2018 and ending on September 30, 2019).
(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non‑accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Share of Revenue of the Solutions we Characterize as Subscription Arrangements as a Percentage of Total Net Revenue From Sales and Services

We measure the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services by adding the combined revenue derived from learning systems or PAR (contained in our core content segment and which are reflected in our breakdown of net revenue from sales and services as sales of textbooks) and complementary solutions (contained in our complementary education solutions segment) and dividing such combined amount by the total net revenue from sales and services in a specific year. We believe that higher share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services reflects the loyalty of our partner schools to our platform, as these solutions are based on long-term contracts with higher lifetime value and retention rate. We are constantly monitoring and improving our percentage of total revenue from solutions we characterize as subscription arrangements in order to enhance our relationship with partner schools and improve the predictability of our revenue.

The following table sets forth the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services for the periods presented.

	For Year Ended December 31,
	2021	2020	2019
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services (1)	84.8%	76.2%	67.2%

(1)	Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR and complementary solutions) to the net revenue from sales and services in a specific year.
94

Revenue Retention Rate for the Solutions we Characterize as Subscription Arrangements

We measure our revenue retention rate for the solutions we characterize as subscription arrangements based on the net revenue (which includes revenues from PAR, which are included in our breakdown of net revenues from sales and services as sales of textbooks) from sales and services generated by the partner schools that remained in our base in a specific year compared to the net revenue from sales and services generated by the total partner schools in our base in the previous year. In other words, the retention rate considers the revenue from schools that remained with us from one year to another, excluding the revenue from those schools that did not renew or cancelled their partnership with us. As a result, in 2021, we report below the revenue retention rate based on the partner schools that remained in our customer base from 2020 to 2021. For comparison purposes, we do not consider any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities. We believe this is an important indicator of the favorable relationships we have with our clients, which we believe translates into stable, recurring revenue streams.

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For Year Ended December 31,
	2021	2020	2019
Revenue retention rate (1)	92.1%	92.2%	93.5%

(1)	Calculated by comparing the difference between the net revenue from sales and services generated by our existing partner schools in a specific year and that generated on the previous year. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities.

Reconciliations for Non‑GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA, the Loss for year, to the Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio for the years ended December 31, 2021, 2020 and 2019. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA and Free Cash Flow.”

Reconciliation of our Loss for the year to Adjusted EBITDA

	For the Year Ended December 31,
	2021	2021	2020	2019
	Vasta
	US$ millions(1)	R$ millions
Loss for the year	(21.3)	(118.8)	(45.6)	(60.7)
(+) Income tax and social contribution	(6.6)	(37.1)	(25.4)	(29.6)
(+/-) Finance result	15.2	84.6	98.4	172.8
(+) Depreciation and amortization	37.8	211.2	174.1	164.9
(+) Layoffs related to internal restructuring (2)	2.8	15.7	-	-
(+) Share-based compensation plan (3)	4.8	26.7	13.3	1.4
(+) Provision for risks of tax, civil and labor losses (4)	-	-	-	5.2
(+) IPO Bonus (5)	-	-	50.6	-
Adjusted EBITDA	32.7	182.3	265.4	254.0

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction. Layoffs done in three tranches (first, second and fourth quarters) impacting more than 300 employees
(3)	Share-based compensation expenses incurred in the years ended December 31, 2021, 2020 and 2019.
(4)	Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.
(5)	Refers to restricted share units’ expenses to be paid to certain employees and executives based on IPO performance (Bonus IPO).

Reconciliation of our Loss for the year to the Adjusted Net (Loss) Profit

	For the Year Ended December 31,
	2021	2021	2020	2019
	Vasta
	US$ millions(1)	R$ millions
Loss for the year	(21.3)	(118.8)	(45.6)	(60.7)
(+) Layoff related to internal restructuring (2)	2.8	15.7	-	-
(+) Share-based compensation plan (3)	4.8	26.7	13.4	1.4
(+) Provision for risks of tax, civil and labor losses (4)	-	-	-	5.2
(+) IPO Bonus (5)	-	-	50.6	-
(+) Amortization of intangible assets from acquisitions (6)	21.9	122.5	113.0	109.7
(-) Tax effects (7)	(10.0)	(56.1)	(60.2)	(39.5)
Adjusted Net (Loss) Profit	(1.8)	(9.9)	71.1	16.0

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “— Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction. Layoffs done in three tranches (first, second and fourth quarters) impacting more than 300 employees.
(3)	Share-based compensation expenses incurred in the years.
(4)	Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.
(5)	Refers to restricted share units’ expenses to be paid to certain employees and executives based on IPO performance (Bonus IPO).
(6)	Amortization of customer portfolio and trademarks that were added to our intangible assets following business combinations.
(7)	Tax shield (34%) generated by the aforementioned adjustments.

Reconciliation of Free Cash Flow to Net Cash Flows (used in) from Operating Activities for the Year

	For the Year Ended December 31,
	2021	2021	2020	2019
	Vasta
	US$ millions(1)	R$ millions
Net cash flows (used in) from operating activities	(3.9)	(21.6)	215.5	7.2
(-) Acquisition of property and equipment	(3.7)	(20.9)	(1.6)	(12.8)
(-) Addition of intangible assets	(10.0)	(55.9)	(42.8)	(37.5)
(-) Lease liabilities paid	(3.9)	(22.0)	(12.8)	(24.0)
Free Cash Flow	(21.5)	(120.4)	(158.2)	(67.1)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Year

	For Year Ended December 31,
	2021	2020	2019
	Vasta
	R$ millions
Free Cash Flow	(120.4)	158.2	(67.1)
( / ) Adjusted EBITDA	182.3	265.4	254.0
Adjusted Cash Conversion Ratio	-66.0%	59.5%	-26.4%

Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are and will continue to be driven by the following trends and factors, including the impacts of the COVID-19 pandemic, including new variants of the virus and their impact on vaccine effectiveness, as described under “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—D. Trend Information”:

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

	For the Year Ended December 31,
	2021	2020	2019
Real growth (contraction) in gross domestic product	4.6%	-4.1%	1.1%
Inflation (IGP-M)(1)	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	10.1%	4.5%	4.3%
Long-term interest rates—TJLP (average)(3)	4.8%	4.5%	6.2%
CDI interest rate(4)	4.5%	2.7%	6.0%
Period-end exchange rate—reais per US$1.00	R$5.581	R$5.197	4.031
Average exchange rate—reais per US$1.00(5)	R$5.396	R$5.284	3.946
Appreciation (depreciation) of the real vs. US$ in the period(6)	7.4%	(22.6)%	(4.0)%
Unemployment rate(7)	11.1%	13.5%	11.9%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

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

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall, in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per US$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8748 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019 and 2020, the period-end real/U.S. dollar exchange rate was R$4.031 and R$5.197, respectively, per US$1.00, which represented depreciation of 4.0% and 28.9%, respectively, during the corresponding years. On December 31, 2021, the period-end real/U.S. dollar exchange rate was $5.581, which represented a depreciation of 7.4% during 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of April 28, 2022, the exchange rate for the selling real/dollar exchange rate was R$5.011 to US$1.00, as reported by the Brazilian Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 28, 2022 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840

Month	Period-End	Average(2)	Low	High
October 2021	5.643	5.540	5.391	5.712
November 2021	5.620	5.557	5.417	5.669
December 2021	5.581	5.651	5.556	5.737
January 2022	5.357	5.534	5.357	5.704
February 2022	5.139	5.196	5.014	5.328
March 2022	4.737	4.968	4.737	5.134
April 2022 (through April 28, 2022)	5.011	4.749	4.618	5.017

Source: Brazilian Central Bank.

(1)              Represents the average of the exchange rates on the closing of each business day during the year.

(2)              Represents the average of the exchange rates on the closing of each business day during the month.

Business Segments

Beginning with the acquisition of Livro Fácil on December 31, 2017, we report our results of operations under two segments: (1) our Content & EdTech Platform, which derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services; and (2) our Digital Platform Services, which aims to unify the school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, by using our physical and the Livro Fácil digital e-commerce platform and other digital services.

In 2021, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform Services accounted for 89.8% and 10.2%, respectively, of our net revenue from sales and services, compared to 91.1% and 8.9%, respectively, of our net revenue from sales and services in 2020, and 89% and 11%, respectively, for the sum of our total net revenue from sales and services in 2019.

Components of our Results of Operations

The following is a summary of the principal line items comprising our statement of profit or loss.

Net revenue from sales and services

In our Content & EdTech Platform segment, our revenues are generated through the sale of textbooks (“publishing,” when sold on a stand-alone basis, or PAR, when bundled as an educational platform), learning systems and complementary education solutions in printed and digital formats mainly through term contracts with a minimum term of one year (characterized by us as subscription arrangements), as well as tuition from our preparatory course for university admission exams. Although the minimum contract term is one year, it is common to maintain these contracts for several years through long-term partnerships with our partner schools. In our Digital Platform Services, we derive revenue from the sale of products directly to students and parents through our Livro Fácil e-commerce platform, acquired in 2017. Since we obtain control of the goods sold before they are transferred to our customers, the revenue is recognized in the amount of consideration to which we expect to be entitled in exchange for the specified goods transferred. Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for a period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met.  Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis.

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

Cost of goods sold and services

Cost of goods sold, and services relates mainly to the costs associated with publishing and printing the educational materials sold to our partner schools. These costs are mainly composed of the cost of paper used as raw material for the production of such materials, printing costs, employee-related costs and copyright fees paid for the use of educational content produced by third-party authors.

General and administrative expenses

Operating expenses are divided into three major categories as follows:

  general and administrative expenses, which mainly include expenses related to administrative personnel, warehouse infrastructure, technology;
  commercial expenses, which mainly include expenses related to sales and marketing; and
  impairment losses on trade receivables, which we estimate using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the performance of recoveries. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the amounts owned to us, except when our client is on bankruptcy. In this case, we do not expect to recover any receivables in the future, therefore, the asset is offset.

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

Our finance income includes mainly interest earned on our balances of cash and cash equivalents, which accrue interest at rates of approximately 105% of CDI, on which we pay PIS/COFINS taxes of 4.65%. Finance costs are comprised mainly of interest expense on bonds and financing, interest on obligations with suppliers and interest on provisions for risk of tax, civil and labor losses.

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

Loss for the year

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

Results of Operations

Comparison between Vasta’s results of Operations for the Year Ended December 31, 2021 and Vasta’s results of Operations for the Year Ended December 31, 2020

	For the Year Ended December 31,
	2021	2020
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	947.4	997.6
Net revenue from sales	914.3	967.4
Net revenue from services	33.1	30.3

Cost of goods sold and services	(396.8)	(378.0)
Gross profit	550.6	619.6

General and administrative expenses (1)	(627.4)	(596.5)
Other operating income	5.5	4.3
(Loss) Profit before finance result and taxes	(71.3)	27.4

Finance income	35.6	21.0
Finance costs	(120.2)	(119.4)
Finance result	(84.5)	(98.4)

(Loss) before income tax and social contribution	(155.8)	(71.1)
Income tax and social contribution	37.1	25.4
Loss for the year	(118.7)	(45.6)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.
100

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2021 amounted to R$ 947.4 million, a decrease of R$ 50.2 million, or 5%, compared to net revenue from sales and services of R$997.6 million for the year ended December 31, 2020, primarily due to a 7% decline in Content & Edtech Plataform (R$57.7 million) in net revenue from non-subscription products due to ongoing challenges in textbook market dynamics and our strategy of migrating customers to the subscription revenue model, partly offset by a 2% increase in Digital Service (R$ 7.5 million) in the net revenue of products in the sale of products for B2C, having as motivation the return to face-to-face classes in private schools.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2021 amounted to R$ 396.8 million, an increase of R$ 18.8 million, or 5%, in relation to costs of goods sold and services of R$378.0 million for the year ended December 31, 2020. The increase is mainly attributed to the Content & Edtech Plataform due to higher production cost added to the costs arising due to consolidation of new subsidiaries acquired which have different profit margins of Somos Sistemas, in the amount of R$ 5.1 million, partially offset in the Digital Service segment which had no inventory adjustments as per in the 2020 fiscal year, which brought the total profit margin to a better scenario of R$ 6.9 million in the year 2021 comparing to year 2020.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 42% for the year ended December 31, 2021, compared to 38% for the year ended December 31, 2020.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2021 amounted to R$550.6 million, a decrease of R$69.0 million, or 11%, from gross profit of R$619.6 million for the year ended December 31, 2020.

General and administrative expenses, Commercial expenses and Impairment losses on trade receivables

General and administrative expenses, commercial expenses and impairment losses on trade receivables for the year ended December 31, 2021 amounted to R$627.4 million, an increase of R$30.9 million, or 5%, from general and administrative expenses, commercial expenses and impairment losses on trade receivables of R$596.5 million for the year ended December 31, 2020. The increase was mainly attributable to the Content & Edtech Platform’s higher depreciation and amortization (in the amount of R$37 million) due to higher investments and development of the projects related to Plurall plaftorm and projects related to learning system, as well as higher impairment losses on accounts receivable in the amount of R$7.7 million due to the macroeconomic environment deterioration amid the impact of COVID-19 effects, which resulted in the temporary closing of K-12 schools. These were partially offset by lower advertising and publicity expenses and consulting and advisory services.

(Loss) Profit before finance result and taxes

For the reasons described above, loss before finance result and taxes for the year ended December 31, 2021 amounted to R$ 71.3 million, a decrease of R$98.6 million compared to the profit before finance result and taxes of R$27.4 million for the year ended December 31, 2020.

Finance result

Finance result for the year ended December 31, 2021 amounted to an expense of R$84.5 million, compared to an expense of R$98.4 million recognized as finance result for the year ended December 31, 2020, representing a decrease of R$13.8 million in our finance result. The finance income for the year ended December 31, 2021 amounted to R$35.6 million, an increase of R$14.6 million, or 70%, compared to the finance income of R$21.0 million for the year ended December 31, 2020. This increase was primarily attributable to interest on financial investments and marketable securities driven mainly by higher interest rate indexed at CDI. (certificado de depósito interbancário).

(Loss) before income tax and social contribution

For the reasons described above, (loss) before income tax and social contribution for the year ended December 31, 2021 amounted to R$155.8 million, a decrease of R$84.8 million compared to the loss of R$71.1 million for the year ended December 31, 2020.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2021 was a benefit of R$37.1 million, an increase of R$11.6 million compared to income tax and social contribution benefit of R$25.4 million for the year ended December 31, 2020. This was mainly due to higher loss before income tax and social contribution for the year (i.e. R$ 155.8 million loss in 2021 comparate to R$ 71.1 million loss in 2020) which generates a variance of R$ 28.8 million in the income tax and social contribution calculated at nominal rates. This was partially offset by permanent additions in the amount of R$ 7.3 million in 2021 related to commercial rewards and R$ 8.7 million related to impairment write-off on trade tax loss carryforward of the subsidiary Livraria Livro Fácil Ltda in 2021.

Loss for the year

For the reasons described above, Loss for the year ended December 31, 2021 amounted to R$ 118.7 million, an increase of R$73.1 million compared to the net loss of R$45.6 million for the year ended December 31, 2020.

Comparison between Vasta’s results of Operations for the Year Ended December 31, 2020 and Vasta’s results of Operations for the Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	997.6	989.7
Net revenue from sales	967.4	971.3
Net revenue from services	30.3	18.4

Cost of goods sold and services	(378.0)	(447.0)
Gross profit	619.6	542.6

General and administrative expenses (1)	(596.5)	(465.3)
Other operating income	4.3	5.1
Profit before finance result and taxes	27.4	82.5

Finance income	21.0	5.4
Finance costs	(119.4)	(178.2)
Finance result	(98.4)	(172.8)

(Loss) before income tax and social contribution	(71.1)	(90.3)
Income tax and social contribution	25.4	29.6
Loss for the year	(45.6)	(60.7)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2020 amounted to R$997.6 million, an increase of R$7.9 million, or 0.8%, compared to net revenue from sales and services of R$989.7 million for the year ended December 31, 2019, due primarily to a R$26.1 million increase in revenue from our Content & EdTech Platform segment driven primarily by a 16.9% increase in students enrolled in our learning system solutions and complementary education courses, which was offset by a R$18.2 million decrease in revenue from our Digital Services segment driven by decreased penetration of customers in this segment, mainly in special textbooks which some customers decided to reuse books sold in previous periods, due to COVID-19.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2020 amounted to R$378 million, a decrease of R$69 million, or 15.4%, in relation to costs of goods sold and services of R$447.0 million for the year ended December 31, 2019, notwithstanding the increase in enrolled students described above. The decrease is primarily attributable to lower editorial costs (which include raw material costs, production costs and other costs), of which R$57.8 million were from our Content & EdTech Platform and R$11.2 million were from our Digital Platform Services.

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

General and administrative expenses ,Commercial expenses and Impairment losses on trade receivables

General and administrative expenses, Commercial expenses and Impairment losses on trade receivables for the year ended December 31, 2020 amounted to R$596.5 million, an increase of R$131.2 million, or 28.2%, from general and administrative expenses of R$465.3 million for the year ended December 31, 2019. This was primarily attributable to an increase of R$20.7 million in impairment on trade receivables substantially related to our Content & EdTech Platform segment; This was primarily attributable to an increase of R$20.7 million in impairment on trade receivables substantially related to our Content and EdTech Platform segment; and General and administrative expenses that increased R$ 125.6 million that including salaries and others expenses being substantially R$ 126.7 million from Content & EdTech Platform and R$ 3.2 million from Digital Services Platform. , partially compensated by Commercial expenses that reduced R$ 19.4 million (R$9.6 million increase from Digital Services and decrease of R$ 29.0 million from Content & EdTech Platform)

Other operating income

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

Finance costs for the year ended December 31, 2020 was R$119.4 million, a decrease of R$58.8 million, or 33%, compared to finance cost of R$178.2 million for the year ended December 31, 2019. This decrease is due to (1) a decrease in interest costs on bonds and financing in the amount of R$39.6 million part due to payments of principal on bonds in 2020, and (2) a decrease in imputed interest on suppliers in the amount of R$10.8 million.

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

Loss for the year

For the reasons described above, Loss for the year ended December 31, 2020 amounted to R$45.6 million, a decrease of R$15.1 million compared to the net loss of R$60.7 million for the year ended December 31, 2019.

B.   Liquidity and Capital Resources

Statement of Cash Flows

	For Year Ended December 31,
	2021		2020	2019
	US$ millions(1)	R$ millions
Statement of Cash Flows
Net cash (used in) generated by operating activities	(3.6)	(21.6)	215.5	7.2
Net cash generated by (used in) investing activities	15.9	88.5	(541.8)	(50.3)
Net cash generated by (used in) financing activities	(12.5)	(68.1)	594.2	(15.9)
Net (decrease) increase in cash and cash equivalents	(0.2)	(1.2)	267.9	(58.9)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2021, our net cash flows used in operating activities amounted to R$ 21.6 million, a decrease of R$ 237.1 million, compared to net cash flows generated from operating activities of R$215.5 million for the year ended December 31, 2020. In 2021, our net cash flows used by operating activities were affected by (i) a loss before income tax and social contribution of R$155.8 million in the period compared to R$ 71.0 million in 2020 which generated a decrease in the amount of R$ 84.8 million; (ii) adjusted by R$359.7 million in non-cash expenses compared to R$ 313.6 million in 2020 which partially offset the impact above by the amount of R$ 46.1 million; (iii) cash used to cover changes in operating assets and liabilities of R$182.5 million compared to positive change in our operating assets and liabilities of R$ 49.9 million in 2020 and thus a decrease of R$ 232.5 million (mainly attributable to a decrease of R$ 94.2 million in liabilities from related parties in 2021 compared to a increase of R$ 117.3 million in liabilities from related parties in 2020 combined with a decrease of R$ 16.1 million in payments to suppliers compared to increase in the amount of R$ 42.6 million in 2020 due to supplier´s postponement and partially offset by a decrease of R$ 25.4 million in trade receivables due to better collection in comparison with 2020);

For the year ended December 31, 2020, our net cash flows generated from operating activities amounted to R$215.5 million, an increase of R$208.3 million, compared to net cash flows generated from operating activities of R$7.2 million for the year ended December 31, 2019. This change was mainly attributable to accounts payable with related parties and suppliers’ postponements respectively, amounting to R$117.3 million and R$64.1 million in interest on lease liabilities and interest on bonds and financing.

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

Investing Activities

For the year ended December 31, 2021, our net cash flows generated from investing activities amounted to R$88.5 million, an increase of R$630.3 million compared to net cash flows used in investing activities of R$541.8 million for the year ended December 31, 2020. This increase was mainly attributable to realization of investments in marketable securities of R$351.5 million partially offset by cash paid for the acquisition of property and equipment and intangible assets of R$76.7 million, and payments related to business combination in the amount of R$186.2 million.

For the year ended December 31, 2020 our net cash flows used in investing activities amounted to R$541.8 million, an increase of R$491.5 million compared to net cash flows used in investing activities of R$50.3 million for the year ended December 31, 2019. This increase was mainly attributable to R$474.2 million invested in marketable securities as result of our initial public offering in July 2020.

For the year ended December 31, 2019, the Vasta’s net cash flows used in investing activities amounted to R$50.3 million due to the acquisitions of intangible assets (R$37.5 million) and property, plant and equipment (R$12.8 million) in the period.

Financing Activities

For the year ended December 31, 2021, our net cash flows used in financing activities amounted to R$68.1 million, a decrease of R$662.3 million, compared to net cash flows generated by financing activities of R$594.2 million for the year ended December 31, 2020. In 2021, our net cash flows used in financing activities were affected by payments of loans with related parties of R$20.9 million, payment of lease liabilities of R$21.9 million, acquisition of treasury shares of R$23.9 million and payment of bond with related parties of R$477.7 million partially offset by issuance of public bonds net of issuance costs of R$497.0 million.

For the year ended December 31, 2020, Vasta’s net cash flows generated by financing activities amounted to R$594.2 million, an increase of R$610.1 million, compared to net cash flows used in financing activities of R$ 15.9 million for the year ended December 31, 2019. This variation was mainly attributable to the issuance of common shares in connection with our IPO in the amount of R$1,836 million and corresponding transaction costs in the amount of R$154.8 million, repayments of bonds in the amount of R$852.1 million and related parties in the amount of R$ 207.1 million.

Our net cash flows used in financing activities amounted to R$15.9 million in the year ended December 31, 2019 mainly driven by payments of suppliers - related parties R$29.2 million and lease liabilities R$24.0 million, partially offset by the receipt of proceeds from loans from related parties in the amount of R$29.2 million.

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and marketable securities, (2) cash from our operations, (3) financing, and (4) issuance of bonds. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties, business combination accounts payable and suppliers (including reverse factoring). . During the year ended December 31, 2021, we decreased our level of indebtedness with related parties in the amount of R$852.1 million pursuant to certain loans as described below under “—Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Loan Agreements.”

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

As of December 31, 2021, we had working capital (total current assets less total current liabilities) of R$521.9 million (compared to working capital of R$503.9 million and current liabilities exceeding current assets of R$326.5 million as of December 31, 2020, and 2019, respectively).

Indebtedness

As of December 31, 2021, our total outstanding indebtedness was R$830.3 million, of which R$315.7 million were private bonds and R$514.6 million were bonds with third parties.

On August 6, 2021, our subsidiary Somos Sistemas de Ensino S.A. issued R$ 500 million in simple debentures not convertible into shares, subject to an interest comprising 100% of DI Interest Deposit rate (CDI), plus spread of 2.30% per year. The debentures will serve the purpose of reinforcing our capital structure and extending the debt maturity profile, which currently presents an average maturity of 35 months.

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that the Company would assume the obligations in respect of R$1.5 billion of the outstanding amounts of all such debentures in connection with the corporate reorganization.

The following table summarizes the principal terms of these debentures:

Subscriber	Issuance/ Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance
						as of December 31,
						2021(1)
						R$ in millions
Related party	5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	104.8
Related party	6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.	210.9
Third party	1st / Single	August 06, 2021	August 05, 2024	CDI	2.30% p.a.	514.6
					Total	R$830.3

(1)              Outstanding amounts include interest payable.

The bond with related party subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the acceleration of the other debentures originally issued by Saber; (2) the grant by us of any liens on our assets or capital stock; (3) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. We complied with all debt commitments in the period applicable on December 31, 2021 and 2020.

The bond with third parties requires the maintenance of certain financial indicators “covenants” which are annually calculated based on Somos Sistemas consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year, the first year of analysis being December 31, 2021, and based on the ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be less or equal: 4.25 in 2021, 4.00 in 2022, 3.75 in 2023 and 3.50 in 2024. This ratio cannot be breached for two consecutive periods or three alternate periods.

On December 31, 2021, the financial ratio net debt by adjusted EBITDA reached the result of 4.47, exceeding the conditions established in the financial contractual clauses.

Additionally, as of December 31, 2021, we had lease liabilities in the amount of R$160.5 million.

Capital Expenditures

The capital expenditures refers to investments made to improve our fixed assets, such as buildings, equipment, software and land. In the year ended December 31, 2021, our capital expenditures totaled R$76.7 million substantially composed by intangibles, IT equipment and digital complementary education, compared to R$44.4 million for the year ended December 31, 2020, which was composed by intangibles and digital complementary education.

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
C.    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.    Trend Information

The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for our industry and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements," and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information – 3D. Risk Factors.”

Impact of COVID-19 on Our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, employees, contractors, suppliers and other business partner and third parties with whom we interact, as well as on Brazilian and global economic conditions. See also “Item 3. Key Information—3D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and "Item 5. Operating And Financial Review And Prospects—A. Operating Results—Factors Affecting Our Results of Operations.”

Other Trends Affecting Our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

  general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment (including any impact resulting from the ongoing war between Russia and Ukraine) and the macroeconomic conditions in Brazil, and the policies of the Brazilian government;
  developments with respect to the novel coronavirus, or “COVID-19,” pandemic in Brazil and globally, including the  emergence of new variants of the virus and their impact on vaccine efficacy and containment measures;
  fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  inflation, appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the COVID-19 pandemic;
  our ability to implement our business strategy and expand our portfolio of products and services;
  our ability to adapt to technological changes in the educational sector;
  the availability of government authorizations on terms and conditions and within periods acceptable to us;
  our ability to continue attracting and retaining new partner schools and students;
  our ability to maintain the academic quality of our programs;
  the availability of qualified personnel and the ability to retain such personnel;
  changes in government regulations applicable to the education industry in Brazil;
107

  government interventionism in education industry programs that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; and
  cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements.

For more information, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors.”

E.    Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgements and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgements and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. For a discussion on use of estimates and judgement see note 3 to our audited consolidated financial statements.

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

Board of Directors

As of the date of this annual report, our board of directors was composed of seven members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed to serve until the earlier of their removal or vacation of office as a director in accordance with the Articles of Association. .

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	45	Chairman
Mário Ghio Junior	53	Director
Roberto Valério Neto	46	Director
Frederico da Villa Cunha	48	Director
Andrés Cardó Soria	61	Independent Director*
Ann Marie Williams	56	Independent Director*
Estela Maris Vieira de Souza	58	Independent Director*

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Rodrigo Calvo Galindo is the Chairman of our board of directors. Mr. Galindo is also the Chief Executive Officer of Cogna. He has served in the management of various educational institutions over the last 28 years. He was Administrative Associate Dean at the University of Cuiabá and was responsible for the accreditation and establishment of postsecondary education institutions in the states of Bahia, Mato Grosso, Amapá, Acre and Rondônia. He was Chief Executive Officer of Grupo Educacional IUNI, with over 50,000 postsecondary students and campuses in six Brazilian states. He was Chief Operating Officer and Chief Postsecondary Education Officer at Cogna Educação, formerly known as Kroton. Mr. Galindo holds a bachelor’s degree in Law and a Master’s degree in Education from Pontifícia Universidade Católica de São Paulo (PUC-SP). He published the dissertation “Public Assessment Policies: critical analysis of the model and perspective of representative associations” and co-authored the book “Public Assessment Policies." He has been honored by IR Magazine for “Best investor relations performance by a CEO” (2012, 2013, 2014, 2015 and 2017), by Institutional Investor for “Best CEO” (2012, 2013, 2014, 2015, 2016 and 2017), by Istoé Dinheiro for “Entrepreneur of the Year” (2016), by Valor Econômico for “Best Company” (2014) and “Best Executive in the Education Industry” (2014, 2015, 2016 and 2017), and by Bravo Business Awards for “Dynamic CEO of the Year” (2015).

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

Estela Maris Vieira de Souza is an independent member of our board of directors and a member of our audit committee. Mrs. .Vieira de Souza a full member of the audit committee of Track & Field, Localiza and Agência Brasileira Gestora de Fundos Garantidores e Garantias – ABGF. She is also a full member of the board of directors and audit committee of Infracommerce and full member of the Lojas Renner fiscal council. She was a full member of the Transportadora Sulbrasileira de Gás and PwC Brazil Board. Ms. Vieira holds a bachelor’s degree in Business Administration and Accounting Sciences, an MBA in Marketing in Services, a Master (Msc) in Accounting and Controllership, an MBA in Digital Business, and is a board member certified by the Instituto Brasileiro de Governança Corporativa (IBGC). Ms. Vieira started her career at PricewaterhouseCoopers (PwC) in August 1987, and from 2000 to 2018 she was audit partner. In January 2019 she elected to take early retirement from PwC. Over a period of 15 years, she was the lead PwC Brazil partner responsible for delivering professional services to the Technology, Communication, Entertainment and Media sector and she represented the region at the PwC Network level in her area of expertise.

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

The following table lists our current executive officers:

Name	Age	Position
Mário Ghio Junior	53	Chief Executive Officer
Bruno Giardino Roschel de Araujo	40	Chief Financial Officer and Investor Relations Officer
Guilherme Alves Mélega	46	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Mário Ghio Junior – see “—Board of Directors.”

Bruno Giardino is our Chief Financial Officer and Investor Relations Officer. From March 2020 to April 2021, Mr. Giardino served as the investor relations officer for Cogna Educação S.A., our parent company. Previously, Mr. Giardino had served for over ten years as a sell-side investment analyst for Banco Santander and Bank of America, specializing in the education and healthcare sectors, in addition to serving as a partner of the investment fund Miles Capital. He holds a bachelor’s degree in Chemical Engineering from the Escola Politécnica of the Universidade de São Paulo.

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

Directors’ and Officers’ Insurance

As of December 31, 2021, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

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

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long‑term incentive program, as discussed below.

For the year ended December 31, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$16.0 million, R$28.7 million and R$12.8 million, respectively, which includes both benefits paid in kind and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2021 will be R$23.1 million.

Share Incentive Plan

On July 23, 2020 we approved our new stock option share plan, or the “RSU plan." The purpose of RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an improved incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. See below the RSU plan by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2019	Employees Shares transferred from Cogna to the Company	Share units granted July	Share units granted in November	Share units to be issued and delivered	December 31, 2020	Share units canceled	Share units granted	Share units to be issued	December 31, 2021
Bonus Vasta Plan to Vasta(a)	–	–	142,323	–	(142,323)	–	–	–	–	–
Bonus Vasta Plan to Cogna(a)	–	–	269,080	–	(269,080)	–	–	–	–	–
Long term investment – Vasta to Vasta and Cogna(b)	–	29,736	821,918	80,950	–	932,604	(202,430)	450,123	(99,625)	1,080,672
Total	–	29,736	1,233,321	80,950	(411,403)	932,604	(202,430)	450,123	(99,625)	1,080,672

(a)	IPO Bonus – Part of RSUs were considered as IPO Bonus, being 411,404 (see column share units to be issued and delivered) share units granted to Vasta and Cogna employees at US$19,00 unit price (fair value) exchanged to U.S. dollar at R$5.14. The amount of compensation based on share units-was R$40.1 million affected consolidated statement of Profit and Loss and Equity reserves as well as R$10.4 million referred to labor charges which impacted the consolidated statement of Profit and Loss and consequently, labor liability. This RSU plan will be settled with shares after the lock up period of 1 year, and those shares will be purchased and delivered after the lock up period.
(b)	LTCP – We compensate part of our employees and management. This plan will grant up to 3% of the Company’s class A share units. We will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.

As of December 31, 2021, the Company granted shares in connection with its five LTCPs, as follow:

  November 2021 Plan – granted on November 10, 2020, totaling 80,950 shares at R$ 67.55 per unit (or US$12.58 per unit translated at the grant date exchange rate of R$5.37 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$0.24 million, and the corresponding labor charges in the amount of R$0.14 million impacted labor liability and consolidated statement of profit and loss.
  October 2021 Plan – granted on October 1, 2021, totaling 1,440,000 shares at R$ 24.81 per unit (or US$4.56 per unit translated at the grant date exchange of R$5.44 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$0.57 million, and the corresponding labor charges in the amount of R$0.34 million impacted labor liability and consolidated statement of profit and loss.
  August 2021 Plan – granted on August 9, 2021, totaling 100,000 shares at R$ 34.69 per unit (or US$6.57 per unit translated at the grant date exchange rate of R$5.28 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$0.08 million, and the corresponding labor charges in the amount of R$0.05 million impacted labor liability and consolidated statement of profit and loss.
  July 2021 Plan – granted on July 31, 2020, totaling 821,918 shares at R$ 99.67 per unit (or US$19.00 per unit translated at the grant date exchange rate of R$5.14 per US$) weighted by expected volatility of 30%. The amount of compensation based on share units that affected the Share-based compensation plan is R$7.8 million, and the corresponding labor charges in the amount of R$4.5 million impacted labor liability and consolidated statement of profit and loss.
  April 2021 Plan – granted on April 12, 2021, totaling 142,123 shares at R$ 51.17 per share (or US$9.17 per unit translated at the grant date exchange of R$5.58 per US$). The amount of compensation based on share units that affected the Share-based compensation plan is R$2.72 million, and the corresponding labor charges in the amount of R$0.74 million impacted labor liability and consolidated statement of profit and loss.

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

Audit Committee

Our audit committee was established on March 2, 2020 and currently consists of Andrés Cardó Soria, Estela Maris Vieira de Souza and Ann Williams. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our supervisory board who are financially literate, Andrés Cardó and Ann Williams are each considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Andrés Cardó Soria and Ann Williams satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did not Disclose Demographic Background:	0

D.    Employees

As of December 31, 2021, we had 1,788 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	395	22%
Content Production	308	17%
Educational Technology	213	12%
Operations	337	19%
Pedagogical	191	11%
Administrative Support	344	19%
Total	1,788	100%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2021.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2021 on the basis of 18,957,758 Class A common shares and 64,436,093 Class B common shares. In addition to the shares detailed below, we have a total of 18,957,758 Class A common shares outstanding that are publicly traded as of December 31, 2021.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

	Shares Beneficially Owned				% of Total Voting Power
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Cogna	–	–	64,436,093	100.0%	97.1%
Other Shareholders
Other Shareholders	18,575,492	98.0%	–	–	2.8%
Executive Officers and Directors
Rodrigo Calvo Galindo	*	*	–	–	*
Mário Ghio Junior	*	*	–	–	*
Guilherme Alves Mélega	*	*	–	–	*
Bruno Giardino Roschel de Araujo	*	*	–	–	*
Andrés Cardó Soria	–	–	–	–	–
Roberto Valério Neto	–	–	–	–	–
Ann Marie Williams	–	–	–	–	–
Estela Maris Vieira de Souza	–	–	–	–	–
Frederico da Villa Cunha	–	–	–	–	–
All directors and executive officers as a group (25 persons)*	382,266	2.0%	–	–	*
Total	18,957,758	100.0%	64,436,093	100.0%	100.0%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”

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

On August 4, 2020, we repaid certain bonds owed to related parties in the amount of R$852.1 million substantially, R$305.4 million referred to 6th Issuance - series 1; R$432.2 million to 7th Issuance – single and R$113.9 million to 8th Issuance – single.

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

Lease and Sublease agreements

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Scipione S.A., for use of a property in the State of Pernambuco.  Under this agreement, Somos Sistemas will make monthly payments of R$35 thousand, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into.  This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by Law No. 8,245/91, or the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Ática S.A., for use of a property in the State of Bahia.  Under this agreement, Somos Sistemas will make monthly payments of R$30 thousand, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into.  This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas and a subsidiary of our parent company, Saber, entered into a commercial sublease agreement with a subsidiary of our parent company, Editora e Distribuidora Educacional S.A., for use of a property in the city of São Paulo, State of São Paulo.  Under this agreement, Somos Sistemas will make monthly payments equivalent to 25.0% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$389 thousand in rental fees, R$322 thousand in IPTU taxes and R$895 thousand in condominium fees) and Saber will make monthly payments equivalent to 12.5% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$194 thousand in rental fees, R$161 thousand in IPTU taxes and R$448 thousand in condominium fees).  This lease matures on June 30, 2026 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, certain companies of our group, Editora Ática, SGE Comércio de Material Didático Ltda., or EGE, Somos Idiomas S.A., or Somos Idiomas, Saravia Educação S.A., or Saraiva, Livraria Livro Fácil Ltda., or Livro Fácil, and EDE, entered into a commercial sublease agreement with our subsidiary, Somos Sistemas, for use of a property in the city of São José dos Campos, State of São Paulo.  Under this agreement, (1) Editora Ática, will make monthly payments equivalent to 39.84% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$395 thousand in rental fees and R$517 thousand in IPTU taxes); (2) SGE, will make monthly payments equivalent to 1.43% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$14 thousand in rental fees and R$18 thousand in IPTU taxes); (3) Somos Idiomas, will make monthly payments equivalent to 0.27% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$2 thousand in rental fees and R$3 thousand in IPTU taxes); (4) Saraiva, will make monthly payments equivalent to 10.31% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$102 thousand in rental fees and R$134 thousand in IPTU taxes); (5) Livro Fácil, will make monthly payments equivalent to 7.42% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$7 thousand in rental fees and R$96 thousand in IPTU taxes); (6) EDE, will make monthly payments equivalent to 3.91% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$38 thousand in rental fees and R$50 thousand in IPTU taxes).  This lease matures on September 30, 2025 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

Bank Credit Note (Cédula de Crédito Bancário)

On November 21, 2018, MindMakers, which became our subsidiary in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1.7 million with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026.  Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our chief executive officer and a member of our board of directors.

Loan Agreements

On April 1, 2020 we signed a loan agreement with Cogna Educação S.A. in the amount of R$20 million bearing interest rate at CDI plus 3.75%. Until December 31, 2020 we recognized R$0.9 million as interest expense in the consolidated statement of profit and loss. As of December 31, 2021, there were no loan agreements with Cogna Educação S.A.

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

As of December 31, 2021, we had a provision for risks of tax, labor and civil losses of R$646.9 million, for which either the loss was considered probable through accounting estimate or recognized through previous business combination and recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Civil Matters

As of December 31, 2021, we were party to certain judicial and administrative proceedings of a civil nature for which we recorded a provision of R$1.6 million. The civil claims to which we are a party generally relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$17.7 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2021 is R$160.5 million. However, we cannot assure that our position will prevail.

Labor Related Matters

As of December 31, 2021, we were party to certain labor-related judicial and administrative proceedings for which we recorded a provision of R$38.2 million. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, severance pay, equal pay, and indemnities based on Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to restrict additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of December 31, 2021, we were involved in certain judicial and administrative tax and social security proceedings for which we recorded a provision of R$607.1 million. As of December 31, 2021, we had judicial deposits in an aggregate amount of R$2.3 million. There can be no assurance that these proceedings would not have a significant effect on our financial position or profitability if all decided adversely to the company.

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

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1‑1104, Cayman Islands.

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

As of December 31, 2021, Vasta’s total authorized share capital was US$50,000, divided into 1,000,000,000 shares with par value of US$0.00005 each, of which:

  500,000,000 shares are designated as Class A common shares; and
  250,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

As of December 31, 2021, Vasta had 1,000,000 shares in treasury.

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

Vasta’s Articles of Association also provide that the issuance of non‑voting common shares requires the affirmative vote of a majority of the of then‑outstanding Class A common shares.

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
125

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
  purchase its own shares (including any redeemable shares); and
  make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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
  the instrument of transfer is properly stamped, if required;
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

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we are entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. . We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2021, we had a balance of R$23.9 million or 1,000,000 shares held as treasury shares.

Our Board of Directors also authorized management to appoint Morgan Stanley & Co LLC as our agent to purchase securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18, promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program.

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
    whether voting rights attach to the shares in issue;
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
    an exempted company’s register of shareholders is not open to inspection;
    an exempted company does not have to hold an annual general meeting;
    an exempted company may issue shares with no par value;
    an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
    an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
    an exempted company may register as a limited duration company; and
    an exempted company may register as a segregated portfolio company.

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

  certain financial institutions;
  insurance companies;
  real estate investment trusts or regulated investment companies;
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
  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
  entities classified as partnerships for U.S. federal income tax purposes;
  persons that own or are deemed to own ten percent or more of our stock, by vote or value;
  persons who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
  persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.
131

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

  an individual that is a citizen or resident of the United States;
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

We believe we were not a PFIC for our 2021 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for increases of 25% and 50% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of December 31, 2021.

	Index - % per year	Balance as of December 31, 2021	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages)
Financial Assets	101.58% of CDI	292,021	34,973	43,717	52,460
Marketable Securities	100.95% CDI	166,349	19,799	24,749	29,698
Accounts Payable for Business Combination	100.0% of CDI	(532,313)	(62,760)	(78,450)	(94,140)
Lease Liabilities	CDI + 1.28%	(160,542)	(18,928)	(23,660)	(28,392)
Bonds and Financing	CDI + 1.66%	(831,226)	(111,800)	(139,750)	(167,700)
Net Exposure		(1,065,711)	(138,716)	(173,394)	(208,074)

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

ITEM 15. CONTROLS AND PROCEDURES

A.     Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2021, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk factors,” to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, may have inherent limitations and can provide reasonable assurance that the objectives of the control system are met.

Our internal control over financial reporting includes those policies and procedures that:

  Pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2021 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2021, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021, 2020 and 2019. Our independent registered public accounting firm was KPMG Auditores Independentes for the years ended December 31, 2020 and 2019.

136

	2021	2020
	(in R$ million)	(in R$ million)
Audit (1)	1.7	3.1
Audit-related services (2)	-	0.3
Total	1.7	3.4

(1) Audit:

Activities carried out in 2021: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2021; Interim reviews of Vasta’s financial statements in 2021.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We purchased an aggregate of 1,000,000 Class A common shares for a total of approximately US$4.3 million under the Repurchase Program.

The table below sets forth the amounts and average prices of the securities repurchased pursuant to the Repurchase Program:

2021/2022	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
August 2021	137,060	5.78	137,060	862,940
September 2021	272,930	5.15	272,930	590,010
October 2021	258,175	4.29	258,175	331,835
November 2021	281,722	2.89	281,722	50,113
December 2021	50,113	2.58	50,113	-
January 2022	-	-	-	-
February 2022	-	-	-	-
Total	1,000,000	n/a	1,000,000	-

(1)              The column includes all the shares repurchased as a part of the Repurchase Program announced on August 13, 2021, as further described above.

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
  Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

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
  the shareholders have been fairly represented at the meeting in question;
  the arrangement is such as a businessman would reasonably approve; and
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

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
  the act complained of, although not beyond the scope of the authority, could be effected if duly  authorized by more than the number of votes which have actually been obtained; and
  those who control the company are perpetrating a “fraud on the minority.”
139

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
  Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Borrowing Powers

Vasta’s directors may exercise all the powers of Vasta to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vasta or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two‑thirds majority vote).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-63 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
3.1**

Memorandum and Articles of Association of Vasta (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 23, 2020).

10.1**	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 6, 2020).
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
14.1**

English translation of the Code of Ethics of Vasta (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File no. 333-239686), filed with the SEC on July 6, 2020).

21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes.
101.INS***	Inline XBRL Instance Document
101.SCH***	Inline XBRL Taxonomy Extension Schema Document
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.
***	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 29, 2022

Vasta Platform Limited

By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: CEO

By:	/s/ Bruno Giardino Roschel de Araujo
Name: Bruno Giardino Roschel de Araujo
Title: CFO

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

VASTA Platform Limited Consolidated Financial Statements as of December 31, 2021, 2020 and 2019 and for the three year period then ended

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vasta Platform Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Vasta Platform Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/KPMG Auditores Independentes Ltda

São Paulo - Brazil

April 29, 2022

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Consolidated Statement of Financial Position as of December 31, 2021 and 2020

In thousands of R$, unless otherwise stated

Assets	Note	December 31, 2021	December 31, 2020
Current assets
Cash and cash equivalents	8	309,893	311,156
Marketable securities	9	166,349	491,102
Trade receivables	10	505,514	492,234
Inventories	11	242,363	249,632
Taxes recoverable		24,564	18,871
Income tax and social contribution recoverable		8,771	7,594
Prepayments		40,069	27,461
Other receivables		2,105	124
Related parties – other receivables	20	501	2,070
Total current assets		1,300,129	1,600,244

Non-current assets
Judicial deposits and escrow accounts	21	178,824	172,748
Deferred income tax and social contribution	22	130,405	88,546
Property, Plant and equipment	12	185,682	192,006
Intangible assets and goodwill	13	5,538,367	4,924,726
Total non-current assets		6,033,278	5,378,026

Total Assets		7,333,407	6,978,270

The footnotes to these Consolidated Financial Statements as of December 31, 2021 and 2020 are an integral part of the Financial Statements

Consolidated Financial Statements as of December 31, 2021 and 2020

Consolidated Statement of Financial Position as of December 31, 2021 and 2020

In thousands of R$, unless otherwise stated

Liabilities	Note	December 31, 2021	December 31, 2020
Current liabilities
Bonds and financing	14	281,491	502,882
Lease liabilities	16	26,636	18,263
Suppliers	15	264,787	279,454
Income tax and social contribution payable		16,666	1,761
Salaries and social contributions	19	62,829	69,123
Contractual obligations and deferred income	17	46,037	47,169
Accounts payable for business combination	18	20,502	17,132
Other liabilities		20,033	4,285
Other liabilities - related parties	20	39,271	135,307
Loans from related parties	20	-	20,884
Total current liabilities		778,252	1,096,260

Non-current liabilities
Bonds and financing	14	549,735	290,459
Lease liabilities	16	133,906	154,840
Accounts payable for business combination	18	511,811	30,923
Provision for tax, civil and labor losses	21	646,850	613,933
Contractual obligations and deferred income	17	128	6,538
Other liabilities		47,516	-
Total non-current liabilities		1,889,946	1,096,693

Shareholder's Equity
Share Capital	23	4,820,815	4,820,815
Capital reserve	23	61,488	38,962
Treasury shares	23d	(23,880)	-
Accumulated losses		(193,214)	(74,460)
Total Shareholder's Equity		4,665,209	4,785,317

Total Liabilities and Shareholder's Equity		7,333,407	6,978,270

The footnotes to these Consolidated Financial Statements as of December 31, 2021 and 2020 are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Consolidated Statement of Profit or Loss and Other Comprehensive Loss for the year ended December 31, 2021, 2020 and 2019

In thousands of R$, except for Loss per share

	Note	December 31, 2021	December 31, 2020	December 31, 2019
Net revenue from sales and services	24	947,419	997,628	989,683
Sales		914,266	967,374	971,250
Services		33,153	30,254	18,433

Cost of goods sold and services	25	(396,829)	(378,003)	(447,049)

Gross profit		550,590	619,625	542,634

Operating income (expenses)
General and administrative expenses	25	(430,279)	(406,352)	(276,427)
Commercial expenses	25	(164,439)	(165,169)	(184,592)
Other operating income	25	5,554	4,283	5,136
Impairment losses on trade receivables	10 and 25	(32,726)	(25,015)	(4,297)

(Loss) Profit before finance result and taxes		(71,300)	27,372	82,454

Finance result
Finance income	26	35,640	20,984	5,416
Finance costs	26	(120,183)	(119,409)	(178,185)
		(84,543)	(98,425)	(172,769)

Loss before income tax and social contribution		(155,843)	(71,053)	(90,315)

Income tax and social contribution	22	37,089	25,404	29,607
Current	22	(11,297)	7,874	(22,113)
Deferred	22	48,386	17,530	51,720

Loss for the year		(118,754)	(45,649)	(60,708)
Other comprehensive income for the year		-	-	-

Total comprehensive loss for the year		(118,754)	(45,649)	(60,708)

Loss per share
Basic	23	(1.44)	(0.55)	(0.73)
Diluted	23	(1.44)	(0.55)	(0.73)

 The footnotes to these Consolidated Financial Statements as of December 31, 2021 and 2020 are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Consolidated Statement of Changes in Equity for the year ended December 31, 2021, 2020 and 2019

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment
Balances as of December 31, 2018	3,268,501	-	-	-	-	-	-	3,268,501
Impacts of IFRS 16 Adoption, net of tax	(283)	-	-	-	-	-	-	(283)
Adjusted balance as of January 1, 2019	3,268,218	-	-	-	-	-	-	3,268,218
Loss for the year	(60,708)	-	-	-	-	-	-	(60,708)
Capitalization of bonds	1,508,297	-	-	-	-	-	-	1,508,297
Contribution of bonds from parent company	(1,535,801)	-	-	-	-	-	-	(1,535,801)
Share-based payment contributions	1,372	-	-	-	-	-	-	1,372
Derecognition of deferred tax assets	(83,859)	-	-	-	-	-	-	(83,859)
Net investments	2,564	-	-	-	-	-	-	2,564
Balance at December 31,2019	3,100,083	-	-	-	-	-	-	3,100,083
Share-based payment contributions	-	-	-	-	686	-	-	686
Net investments	(6,335)	-	-	-	-	-	-	(6,335)
Changes in parent company's investment, net	(3,093,748)	3,123,245	-	-	(686)	-	(28,811)	-
Capital contribution	-	2,426	-	-	-	-	-	2,426
Comprehensive loss for the year								-
Loss for the year	-	-	-	-	-	-	(45,649)	(45,649)
Total comprehensive loss for the year	-	-	-	-	-	-	(45,649)	(45,649)
Shareholders' contribution and distributions to shareholders
Issuance of common shares at initial public offering (Note 1.2)	-	1,836,317	-	-	-	-	-	1,836,317
Share based compensation granted and issued (Note 23)	-	-	-	38,962		-	-	38,962
Share issuance costs, net of taxes	-	-	(141,173)	-	-	-	-	(141,173)
Total shareholders' contribution and distributions to shareholders	-	1,836,317	(141,173)	-		-	-	1,734,106
Balance as of December 31, 2020	-	4,961,988	(141,173)	38,962		-	(74,460)	4,785,317
Comprehensive loss for the year
Loss for the year	-	-	-	-	-	-	(118,754)	(118,754)
Total comprehensive loss for the year	-	-	-	-	-	-	(118,754)	(118,754)
Share based compensation granted and issued (Note 23 items b and c)	-	-	-	22,526	-	-	-	22,526
Share based compensation vested (Note 23a items i,ii and iii)	-	-	-	(31,043)	31,043	-	-	-
Acquisition of shares (Note 23d)	-	-	-	-	-	(23,880)	-	(23,880)
	-	-	-	-	-	-	-	-
Balance as of December 31, 2021	-	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209

The footnotes to these Consolidated Financial Statements as of December 31, 2021 and 2020 are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Consolidated Statement of Cash Flows for the year ended December 31, 2021, 2020 and 2019

In thousands of R$ unless otherwise stated

		For the year ended December 31,
	Notes	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(155,843)	(71,053)	(90,315)
Adjustments for:
Depreciation and amortization	12 and 13	211,156	174,088	164,932
Impairment losses on trade receivables	10	32,726	25,015	4,297
Reversal of provision for tax, civil and labor losses	21	(1,986)	(2,092)	(3,325)
Interest on provision for tax, civil and labor losses	21	34,300	13,297	41,428
Provision for obsolete inventories	11	22,117	4,057	6,831
Interest on bonds and financing	14 and 26	43,549	52,935	92,583
Interest on loans from related parties		-	2,922	-
Contractual obligations and right to returned goods		(1,159)	1,454	(24,939)
Imputed interest on suppliers	26	157	2,945	3,364
Interest on accounts payable for business combination	18	8,158	1,568	233
Share-based payment expense		22,526	39,648	1,372
Interest on lease liabilities	16	14,984	15,091	16,312
Interest on marketable securities incurred	26	(26,719)	(16,907)	-
Disposals of right of use assets and lease liabilities		(195)	(869)	-
Residual value of disposals of property and equipment and intangible assets	12 and 13	124	415	5,777

Changes in		203,894	242,514	218,550
Trade receivables	10	(25,408)	(123,412)	(73,386)
Inventories	11	(14,038)	(20,812)	29,754
Prepayments		(12,511)	(4,060)	(13,877)
Taxes recoverable		(4,914)	24,573	(14,524)
Judicial deposits and escrow accounts	21	(6,076)	184	(4,480)
Other receivables		(1,789)	4,516	7,590
Suppliers	15	(16,124)	42,620	(9,235)
Salaries and social charges	19	(9,890)	(6,693)	(23,810)
Tax payable		5,711	13,629	17,573
Contractual obligations and deferred income	17	(2,659)	(2,163)	(2,464)
Other receivables and liabilities from related parties		(94,155)	117,299	11,103
Other liabilities		(670)	4,295	4,879
Cash from operating activities		21,371	292,490	147,673
Income tax and social contribution paid		(1,167)	(5,234)	(14,060)
Interest on liabilities paid	16	(14,692)	(14,675)	(8,685)
Payment of interest on bonds and financing	14	(24,922)	(49,404)	(117,696)
Payment of interest on business combinations	18	(1,571)	-	-
Payment of provision for tax, civil and labor losses	21	(627)	(7,716)	-
Net cash (used in) generated by operating activities		(21,608)	215,461	7,232

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(20,910)	(1,642)	(12,808)
Additions of intangible assets	13	(55,878)	(42,793)	(37,461)
Acquisition of subsidiaries net of cash acquired	18	(186,218)	(23,147)	-
Proceeds from (Purchase of) investment in marketable securities		351,472	(474,195)	-
Net cash generated by (used in) investing activities		88,466	(541,777)	(50,269)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	1.2	-	2,426	-
Suppliers - related parties	20	(1,450)	(207,174)	(23,642)
Loans from related parties		-	65,600	29,192
Payments of loans from related parties		(20,884)	(76,830)	-
Lease liabilities paid	16	(21,998)	(12,835)	(24,021)
Parent Company's Net Investment		-	(6,335)	2,564
Issuance of common shares in initial public offering		-	1,836,317	-
Transaction costs in initial public offering		-	(154,849)	-
Acquisition of treasury shares		(23,880)	-	-
Payments of bonds and financing	14	(477,741)	(852,135)	-
Issuance of public bonds net off issuance costs		497,000	-	-
Payments of accounts payable for business combination	18	(19,168)	-	-
Net cash generated by (used in) financing activities		(68,121)	594,185	(15,907)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,263)	267,869	(58,944)

Cash and cash equivalents at beginning of year	8	311,156	43,287	102,231
Cash and cash equivalents at end of year	8	309,893	311,156	43,287

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,263)	267,869	(58,944)

The footnotes to these Consolidated Financial Statements as of December 31, 2021 and 2020 are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Notes to the Consolidated Financial Statements as of December 31, 2021

(Amounts in thousands of R$, unless otherwise indicated)

1.   The Company and Basis of Presentation

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service”, solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2 Corporate restructuring and business combinations

VASTA Platform, from October 11, 2018 until July 23, 2020, was not a separate legal entity. The Business (referred herein when the company presented its financial statements combined with other entities) comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

On October 11, 2018, Cogna (the ultimate Parent Entity) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, which included Somos Educação S.A. and Somos Sistemas de Ensino S.A (“Somos Sistemas” or “Anglo”), “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”) comprising R$5.7 billion paid in cash and R$0.6 billion deposited in a restricted escrow account. In addition, R$ 3.3 billion of the R$ 6.3 billion, was allocated to the K-12 Business of Somos Group for purpose of the combined carve-out financial statements. As a result of the Acquisition, VASTA Platform Limited represents the combination of the K-12 curriculum acquired and held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e., reducing the number of legal entities in the Cogna Group and improving overall synergies). As all entities that were involved in the corporate restructuring are under common control, this restructuring was accounted for using the historical basis of the related assets and liabilities as recorded by Cogna Group and resulted in an overall change in the shareholding structure.

On January 1, 2020, the business activities were restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”). On January 7, 2020, the Company concluded the acquisition of the entire ownership interest in Pluri. On February 13, 2020, the Company concluded the acquisition of the entire ownership interest in Mind Makers. See Note 5.

On July 23, 2020, prior to the completion of the Initial Public Offering – IPO, the ‘Board of Directors’ Meeting approved the Contribution Agreement which Cogna (Vasta’s Parent Company) contributed with 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital in the amount of R$ 2,426 in cash on July 23, 2020.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

On July 31, 2020 the Company held its public offering of US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offering”), reaching the total amount of US$ 333,522 (R$ 1,836,317) with the issuance of 18,575,492 Vasta’s class A common shares. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 141,173, net of taxes.

On November 20, 2020, the Company acquired an ownership interest in Meritt Informação Educacional Ltda. See Note 5.

On March 2, 2021, the Company acquired an ownership interest in Sociedade Educational da Lagoa Ltda.(“SEL”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On May 27, 2021, the Company acquired an ownership interest in Nota 1000 Serviços Educacionais S.A (“Redação Nota 1000”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On August 1, 2021, the Company acquired an ownership interest in EMME – Produções de Materiais em Multimídia (“EMME”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On October 29, 2021, the Company acquired an equity interest in Editora De Gouges SA – Learning System Eleva - (“De Gouges”) through its wholly-owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

The Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	December 31, 2021	December 31, 2020
	Interest %	Interest %
Somos Sistemas de Ensino S.A ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	-
Nota 1000 Serviços Educacionais Ltda ("Redação Nota 1000")	100%	-
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	-
Editora De Gouges S.A ("De Gouges")	100%	-

1.3 Initiatives carried out by the Company and impacts of Covid-19 pandemic

It is widely accepted now that the global Coronavirus (“COVID-19”) pandemic changed the world’s growth prospects and added risks to Companies in an unprecedent scenario. In Brazil, as elsewhere, governments at municipal and state-wide levels-imposed restrictions to contain the contamination, including social distancing, school shutdowns, travel restrictions, lockdowns, closure of non-essential businesses, among others. This caused major disruptions in the economy, affecting supply, demand, and logistics chains, as well as employment and, most importantly, impacting society as a whole.

In response to this scenario, the Company established a Crisis Committee and developed plans to protect the business, the health of its employees and its customer base. We highlight below the main initiatives carried out by the Company since the beginning of the COVID-19 pandemic in 2020 up to December 31, 2021:

1)	Preserved employees’ health and safety organizing and coordinating remote work, reducing operations or closing distribution centers and adopting protective equipment and social distancing rules.
2)	Ensured educational content and services delivery through online platforms.
3)	Implemented measures to ensure adequate liquidity and cash position.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

4)	Implemented short-term restructuring measures, including but not limited to temporary reduction in salaries and working hours, seeking to preserve jobs and payroll continuity.
5)	Planned and executed organizational changes, specifically management positions, and operational activities through process review to face post-COVID mid-term impact.
6)	Strategic Plan for opportunities generated by the crisis.
7)	Philanthropic actions that contributed to mitigate the impacts of COVID-19 on our Company segment;
8)	On-line campaigns to promote the Company´s products to potential new customers; and
9)	Negotiated access to credit lines granted to certain customers which have been highly affected by COVID-19, in order to keep the Company´s business network sustainable.
10)	Financial leverage reorganization by obtaining R$ 500,000 (corresponding to 500,000 bonds) to maintain the strategic acquisition goals to comply with medium and long-term obligations and consequently, to mitigate risks over operating cash flows caused by COVID-19. See Note 14.
11)	Issued new technological solutions embedded with current learning systems and added of complementary solutions for the next school-year through digital transformation caused by social distancing restriction brought by COVID 19.

As a result of our actions, despite school closures and social distancing restrictions, the majority of our customers were able to continue providing their educational services through our virtual platforms.

2. Basis of preparation and presentation of Consolidated Financial Statements

The Consolidated Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements as of December 31, 2021 were approved by the Executive Board on April 29, 2022.

b.  Vasta’s Consolidated Financial Statements

Since July 23, 2020, the Company has prepared the Consolidated Financial Statements which include the accounts of the Company and its consolidated subsidiaries. Since all entities were under common control as of the date of the initial public offering.

c.  Consolidation

The Company consolidates all entities over which it has control, that is, when it is exposed or is entitled to variable returns from its involvement with the investee and has the ability to direct the relevant activities of the investee. The subsidiaries included in the consolidation are described in the following note.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company Consolidation is interrupted from the date on which the Company ceases to have control.

Transactions, balances and unrealized gains on transactions between Company companies are eliminated

The accounting policies of the new subsidiaries are changed, when necessary, to ensure consistency with the policies adopted by the Company.

Below is a list of the companies controlled by the Company for the years ended December 31, 2021 and 2020:

Company	December 31, 2021	December 31, 2020
	Interest %	Interest %
Vasta Platform Ltd. ("Vasta's Parent Company")	100%	100%
Somos Sistemas de Ensino S.A ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	-
Nota 1000 Serviços Educacionais Ltda ("Redação Nota 1000")	100%	-
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	-
Editora De Gouges S.A ("De Gouges")	100%	-

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
d.  Operating segment

The information by operating segment is presented in a manner consistent with the internal report provided to the Executive Board, which is the Chief Operating Decision Maker (CODM) in addition to being responsible for allocating resources, evaluating performance and making strategic decisions in the Company.

Since 2020, the Executive Board considers the business to be segregated into Content EdTech and Digital Service.

e.  Cash Generating Units – (“CGU”)

For purposes of assessing impairment, these assets are grouped into the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU). For the purposes of this test, the goodwill is allocated to the Cash Generating Units, segregated into Content EdTech and Digital Service.

f.  Functional and Presentation Currency

The Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

g.  Measurement basis

The Consolidated Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.

3.   Use of estimates and judgements

In preparing the Consolidated Financial Statements, Management has made judgements and estimates that affect the application of Company´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward looking estimates at the end of each reporting period. Due to the risk caused by market conditions resulting from the COVID-19 crisis the Company has monitored in consistent manner the adjustments for macroeconomic conditions in order to mitigate the risk of credit losses during the current year and forthcoming. Note 10c.

d.	Provision for inventory obsolescence

The Company adopts as a criteria for the provision of inventory losses estimating the percentage of loss based on the historical production index, which considers the production aging data by type of product. The Company considers the editorial renewal calendar of its products to determine the number of periods in which the products may become obsolescent. In addition, the Company assesses whether inventories are overvalued, that is, whether the selling price is lower than the average cost of production. See note 11.

e.	Impairment of Goodwill

The Company annually tests goodwill for impairment based on the recoverable amounts of Cash Generating Units (CGUs), determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for a foreseeable future, and it do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The scenario analysis became more challengeable in period of uncertainties regarding the economic environment caused by COVID-19 and its impacts on the demand curve, since the schools either closed or worked with time restriction in some locations. The key assumptions used to determine the recoverable amount of the different CGUs are disclosed and further explained in Note 13.

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

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in Contractual Obligations and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly. See Note 11.

The judgments over this estimate are critical once the historical demand is harmed by macroeconomic effects such as the demand curve caused by COVID-19. The Company reviewed the impacts and adjusted the provision for right to returned goods on December 31, 2021, as described on Note 11.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

g.	Restricted share units and its basis of measurement

The Company has restricted share units and in July 2020, increased the participation of eligible persons by providing such persons with an opportunity to obtain restricted share units and thus provide an increased incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. This plan is named as Long-Term Compensation plan- “ILP”. This plan is incurred during a vesting period, when the Company will pay a fixed number of shares based on a fixed price (determined on the grant date) during the vesting period of five years. See Note 23.

h.	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

j.	Purchase Price Allocation - Business combination

During the process of allocating the acquisition price in a business combination, management records the fair value of the consideration transferred (including contingent consideration) and the fair value of the assets acquired and liabilities assumed.

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

-	Property, plant and equipment uses Market comparison technique and cost technique: The valuation model considers market prices for similar items when they are available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence;
-	Intangible assets use Relief-from-royalty method and multi-period excess earnings method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets;
-	Inventories uses Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

4.     Significant accounting policies and new and not yet effective accounting standards

  4.1 New and not yet effective accounting standards

A number of new standards, amendments and interpretations were effective for the the period covered by these consolidated financial statements, none of which had a material impact. Below are presented the new and not yet effective standards:

  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS16)
  Annual Improvements to IFRS Standards 2018–2020
  Reference to the Conceptual Framework (Amendments to IFRS3)
  Classification of Liabilities as Current or Non-current (Amendments to IAS1)
  Amendments to IAS1 - Disclosure of accounting policies
  Amendments to IAS8 - Definition of accounting estimates
  Amendments to IAS12 - Deferred Tax Related to Assets and Liabilities arising from a single transaction
  Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS37)

The new and not yet effective accounting standards, when adopted, are not expected to have a material impact on these consolidated financial statements.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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
  Financial Assets and Liabilities

i     Classification

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

    how the performance of the portfolio is evaluated and reported to the Company’s Management.

    risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed.

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

    contingent events that change the amount or timing of cash flows;

    terms that may adjust the contractual rate, including variable rates;
F-15

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

    the prepayment and the extension of the term; and

    the terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

Due to their nature, as of December 31, 2021 and 2020 the Company’s financial assets are classified as “measured at amortized cost”.

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

Due to their nature, as of December 31, 2021 and 2020 the Company’s financial liabilities are classified as “measured at amortized cost”.

ii.    Initial Recognition and Subsequent Measurement

Trade receivables are initially recognized on the date they were originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in statements of profit or loss.

Financial assets are derecognized when the rights to receive the cash flows expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss", as well as interest income accrued over “Assets measured at amortized cost”, are presented in statements of profit or loss under "Finance income" in the period in which they arise.

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Company also derecognizes a financial liability when the terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in statements of profit or loss.

iii.   Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

iv.   Impairment of financial assets

The Company assesses on a prospective basis the expected credit loss (“ECL”) associated with its financial asset instruments carried at amortized cost, with accruals and reversals recorded in the Statement of Profit or Loss . ECLs are based on the difference between the contractual cash flows due in accordance with the contractual terms and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applied the simplified approach permitted by IFRS 9 and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 10.c.

          Inventories

Inventories are stated at cost or net realizable value, whichever is lower. The method of valuation of inventories is the average cost. The cost of finished goods and work in progress comprises project costs, raw materials, publishing costs (e.g., direct labor, other direct costs and the related direct production costs).

Editorial costs incurred during the development phase of a new product are presented within inventories as “work in progress”, as materials are substantially revised annually. After the conclusion of its production and allocation in the line of "finished products", the sales of the product begins and any subsequent costs incurred are recognized in profit or loss as "cost of goods sold and services ", according to the accrual period on which the services are provided.

The Company recognizes a provision for losses on finished products and low-handling raw materials, which are periodically analyzed and evaluated in terms of the expected realization of these inventories.

If losses are not expected, the provision is reversed. Management periodically assesses whether obsolete inventories need to be destroyed.

The Company also recognizes the right of return on its inventories. See Note 3.2 f

          Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to statement of Profit or Loss during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Years
Property, buildings and leasehold improvements	5-20
IT equipment	3-10
Furniture, equipment and fittings	3-10
Right of use assets	3-15

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company did not identify changes in the useful life at December 31, 2021 and 2020.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in statement of Profit or Loss when control of the asset is transferred. See Note 12.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in statement of profit or loss.

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

          Intangible Assets and Goodwill

The Company’s intangible assets are mostly comprised of software, trademarks, customer portfolio, platform content production, trade agreement, copyrights and goodwill. Those items are further described below:

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets is amortized using straight-line method over its estimated useful lives, not greater than 5 years. The Company did not identify changes in the useful life at December 31, 2021 and 2020.

          Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years. The Company did not identify changes in the useful life at December 31, 2021 and 2020.

          Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationship has an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (from 12 to 13 years). The Company did not identify changes in the useful life at December 31, 2021 and 2020.

          Platform content production

Development expenditure with platform content is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on the straight-line method over their estimated useful lives of 3 years. The Company did not identify changes in the useful life at December 31, 2021 and 2020.

          Copyrights

The Company accounts for different copyright agreements as follows:

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

          In some instances where the authors maintain the legal title of the copyrights, contracts require the prepayment of part or even the full down payment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the Consolidated Statement of Financial Position and charged to statements of Profit or Loss when the books are sold based on the related sales forecast. The Company reviews regularly the forecast sales to determine if an impairment is required.

          When the Company purchases permanently the legal title of the copyright from the authors, the amounts are capitalized in “Intangible Assets and Goodwill” as “Other intangible assets”and are amortized on the straight-line method over their estimated useful lives, which are not greater than 3 years, which is the the content renewal estimated timeline.

The Company did not identify changes in the useful life as of December 31, 2021 and 2020.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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

Non-financial assets, other than goodwill, that have been adjusted following impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in statement of profit or loss is not reversed. See Note 5.

          Bonds and Financing

The Bonds and financing are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in consolidated profit and loss over the period of the bonds and financing using the effective interest rate method.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

          Leases
          Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term, as most of the Company’ leases are related to property leases.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Provisions are recorded in an amount the Company believes it is adequate to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized in general and administrative expenses when incurred. See Note 21.

          Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated on pre-tax profit basis.

IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the Statement of Financial Position. The deferred income tax and social contribution assets are fully accounted for, except when it is not probable that assets will be recovered by future taxable income.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis. See Note 22.

          Employee Benefits

The Company has the following employee benefits:

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

          Pension Contributions

The Company offered a defined contribution plan to its employees and once the contributions have been made, the Company has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e employees have rendered services entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses in statement of Profit or Loss.

          Share-based Payments

The Company compensates part of its Management and some employees through share-based compensation by plans involving Restricted Share Units or “RSU”. The RSU plans are based on Company shares, through a fixed share price (market price) determined on the grant date which the Company has the obligation of delivering shares without cash settled payment. The Share based payment is divided in the following:

(i)  Bonus from the Initial Public Offering – “IPO” – Refers to the RSU plan whereby some employees, own management and Cogna management received a fixed number of Company shares based on a fixed price due to the IPO held on July 31, 2020. All plans became vested as a result of IPO. As consequence, the full impact of the plan has been recorded in the statement of profit or loss and the share-based compensation reserve in equity. See Note 23.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

(ii)  Long Term Investment – “ILP” – Refers to RSU plans for which some Company management and employees are eligible. In those plans the Company will deliver a fixed number of shares at a fixed share price measured at the Plan’s inception. The Company recognizes the expense and inherent labor taxes related to the RSU plan in profit and loss. In addition, the effects of the constructive obligation are recognized in statement of financial position under the share-based compensation reserve in equity and the corresponding taxes under “Salaries and Contributions”. See Note 23.

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

  Shareholders’ Equity

Until July 23, 2020 the Company presented its financial statement based on the combined carve-out, where the capital reserves were not presented, and all effects were recorded in Parent Company’s Net Investment. As a consequence of the restructuring completed on July 23, 2020, the Company presented its consolidated financial statements considering a new basis of preparation where the share capital, capital reserve and accumulated losses were disclosed.

Since July 1, 2020, amounts previously recorded in Parent Company’s net investment in Equity have been recorded as net income and portions were reclassified to share capital and capital reserve.

  Share Capital

On December 31, 2021, the Company’s share capital was R$ 4,820,815, divided into 83,348,717 shares of which 64,436,093 are Class B shares held by Cogna Group and 18,912,624 are Class A common shares held by others.

    Capital reserve

The breakdown of capital reserves is arising from share-based payment in the amount of R$61,488, see Note 23.

      Treasury shares

On December 31, 2021, the Company holds shares in treasury in the amount of R$23,880, corresponding to 1,000,000 shares, see Note 23.
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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met.  Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a contractual obligation and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover the goods. The refund liability on the return received is included in Contractual Obligations and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Company also provides other types of complementary educational solutions, preparatory courses for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and others are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Company believes this is an appropriate measure of progress toward satisfaction of performance obligations as it is the most accurate measure of the consideration to which the Company expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes. See Note 24.
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

If there is no price quoted on an active market, the Company uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would consider when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Company measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with enough frequency and volume to provide pricing information on an ongoing basis.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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

5      Business Combinations

As mentioned in Note 1.2 the Company concluded some acquisitions to improve its portfolio of educational solutions as presented below:

  January 7, 2020 – Pluri
  February 13, 2020 – Mind Makers
  November 20, 2020 - Meritt
  March 2, 2021 – SEL
  May 27, 2021 –Redacao Nota 1000
  August 1, 2021 - EMME
  October 29, 2021 – De Gouges

The Company’ business combinations are described below:

Business Combinations during 2021

Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, the Company acquired though its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), the entity Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. The consideration paid was R$ 65,000, of which R$ 38,124 was paid in cash and  the remaining amount of R$ 26,876 is subject to certain post-closing price adjustments (conditioned to the minimum amount of R$ 39,400 total contract revenue for the next two years, 2023 and 2024, with the client "SESI", and if the minimum amount is not reached, the installment due will be discounted in the percentage of reduction of the minimum value of each contract). The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI).

Nota 1000 Serviços Educacionais S.A. (“Redação Nota 1000”)

On May 27, 2021, the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software.  The Redação Nota 1000’s users may choose their essays reviewed under different approaches as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. The consideration transferred was R$ 11,387, of which R$ 4,093 was paid in cash and the remaining amount of R$ 7,294 will be paid in installments with final due date on December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, the Company recognized a contingent consideration of R$ 2,650 subjects to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security, for the years 2022 and 2023).

EMME – Produções de Materiais em Multimídia (“EMME”)

On August 1, 2021 the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service”. The consideration transferred was R$ 15,317 of which R$ 3,063 was paid in cash and the remaining amount of R$ 12,253 will be paid in installments with final due date on August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Editora De Gouges S.A. (“De Gouges”)

On October 29, 2021 the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity De Gouges, which provides learning system (K-12) and solutions on the educational platform. The consideration transferred was R$ 611,554 of which R$ 160,000 was paid in cash and the remaining amount of R$ 451,554 will be paid in installments with final due date on October 29, 2026 (each installment adjusted by the positive variation of 100% of CDI index).

The acquisition agreement for De Gouges provided an obligation on the subsidiary, Somos Sistemas de Ensino S.A. under the Commercial Agreement. (“Somos Sistemas”), to grant an amount of R$62,234 in discounts on the sale price of teaching materials to Eleva Holding’s partner schools (the selling shareholder), within a period of up to 5 years limited to the amount of R$16,600 years. For this operation, the Company recorded a liability generated in the business combination (Provision for trade discount) and which should be realized according to its use in the coming years.

Net identifiable assets acquired, and liabilities assumed involved in the Business Combinations and Consideration transferred

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2021:

	SEL	Redação Nota 1000	EMME	De Gouges	Total
Current assets
Cash and cash equivalents	1,461	525	637	16,439	19,062
Trade receivables (vi)	-	1,327	1,082	18,190	20,598
Inventories (iv)	-	-	-	4,534	4,534
Prepayments	-	-	14	83	97
Taxes recoverable	-	-	9	1,947	1,956
Other receivables	180	-	-	12	192
Total current assets	1,641	1,852	1,742	41,204	46,439
Non-current assets
Property, plant and equipment	611	-	128	1,272	2,011
Other intangible assets	-	1,099	1	38	1,138
Intangible assets - Customer Portfolio (ii)	18,783	-	-	64,806	83,589
Intangible assets - Trade agreement (iii)	-	-	-	247,622	247,622
Intangible assets - Software (v)	1,296	5,692	4,048	-	11,036
Total non-current assets	20,690	6,791	4,177	313,738	345,396
Total Assets	22,331	8,643	5,919	354,942	391,835

Current liabilities
Suppliers	-	180	13	1,107	1,300
Salaries and social contributions	1	124	600	2,871	3,596
Taxes payable	17	207	102	-	326
Income tax and social contribution payable	33	-	-	5,232	5,265
Provision for trade discount	-	-	-	15,000	15,000
Other liabilities	-	1,673	2	25	1,700
Total current liabilities	51	2,184	717	24,235	27,187
Non-current liabilities
Provision for tax, civil and labor risk	-	-	-	1,231	1,231
Provision for trade discount	-	-	-	47,234	47,234
Total non-current liabilities	-	-	-	48,465	48,465
Total liabilities	51	2,184	717	72,699	75,651
Net identifiable assets at fair value (A)	22,280	6,459	5,202	282,242	316,183
Total Consideration transferred (B)	65,000	11,387	15,317	611,554	703,257
Goodwill (B – A) (i)	42,720	4,928	10,115	329,312	387,074

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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

(ii) As a result of purchase price allocation, the Company identified R$ 18,783, customer portfolio (“SESI”), and R$ 64,806, customer portfolio (“De Gouges”) based on customer portfolio receivables expectation around 8% per year. See Note 13.

(iii) As a result of the purchase price allocation, the Company identified R$ 247,622, a commercial agreement (“Eleva Holding”), which corresponds to the sale of teaching material from "De Gouges" to partner schools of "Eleva Holding" within 10 years, with an estimated sales rate of 10% per year.

(iv) As a result of the purchase price allocation, the Company identified R$ 4,534 in inventories (“De Gouges”), based on the expectation of sales of this inventory at around 33% per year.

(v) As a result of purchase price allocation, the Company identified R$ 11,036, Educational Software applied in the “SESI” learning system, Writing Correction Software for Education System “Redação Nota 1000” and software that produces digital marketing material solutions for schools “EMME”, all of them based on relief from royalties’ criteria (RIR) and each acquisition with its corresponding rate of net revenue by investment. see Note 13.

(vi) Accounts receivable from customers comprise gross contractual amounts due of R$24,344, of which R$3,746 were uncollectible on the acquisition date. See Note 10e.

From the date of acquisition to December 31, 2021, SEL , Redação Nota 1000, EMME and De Gouges contributed to a net revenue from sales and services in the amount of R$6,441, R$1,615, R$1,690 and R$24,891, respectively, and net profit (loss) for the year in the amount of R$4,497, R$ (1,641), R$(364) and R$2,678, respectively. If the acquisitions had occurred on January 1, 2021, Management estimates that net revenue from sales and services would have been R$ 990,758 and Net loss for the year would have been R$ (116,442).

Business Combinations during 2020

A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 27,706 Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. In 2020, the Company paid R$15,359 in cash and the remaining amount of R$12,347, which is subject to some price adjustments, to be paid in 4 years (R$9,348 paid in 2021), with the installments corrected for the positive variation of 100% of the CDI. The contract is also subject to certain additional gains, associated with financial targets defined in the contract, such as net revenue and profit, which may increase the purchase price by an additional R$ 1,706 over the period of gain.

Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and social and emotional soft skills including teamwork, leadership and perseverance. The total purchase price was R$ 23,621, of which R$ 10,000 was paid in cash upon signing the agreement, with half of the remaining amount paid in 2021 (readjusted amount paid in 2021 of R$3,144) and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments (achievement of financial goals for net income for the years 2021 and 2022 to be higher than the net income for 2020, where the goal for 2021 was not reached, which generated a 54% reduction in the installment paid in the current year). The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 5,421 over the life of the earn-out period, which is recorded as fair value.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Meritt Informação Educacional Ltda (“Meritt”).

On November 20, 2020, the Company acquired the ownership interest of Meritt Informação Educacional Ltda. in order to improve its current integrated educational platform of educational assessments, which will allow the Company to monitor students’ performance and educational tests in real time, as well as improvements in randomization in test questions and alternatives. The purchase price was R$ 7,530, of which R$ 3,200 was paid in cash and R$ 4,330 which is subject to some price adjustments (achievement of non-financial targets such as delivery of the technical project by June 2022, and financial target to use, without additions, the budget of the technical plan), will be paid in 5 years (each installment corrected by the positive variation of 100% of the CDI). The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 over the lifetime of the earn-out period, which is recorded as fair value.

The acquisitions were accounted for using the acquisition method of accounting, i.e. the consideration transferred and the net identifiable assets and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination:

	Pluri	Mind Makers	Meritt	Total
Current assets
Cash and cash equivalents	1,820	528	894	3,242
Trade receivables	1,687	3,303	-	4,990
Inventories	9,858	-	-	9,858
Inventories - added value (iv)	5,480	-	-	5,480
Prepayments	695	62	-	757
Taxes recoverable	746	2	4	752
Other receivables	2,905	-	-	2,905
Total current assets	23,191	3,895	898	27,984
Non-current assets
Property, plant and equipment	122	89	-	211
Other intangible assets	1,340	-	-	1,340
Intangible assets - Customer Portfolio (iii)	4,625	-	-	4,625
Intangible assets - Trademarks (ii)	-	16,060	-	16,060
Total non-current assets	6,087	16,149	-	22,236
Total Assets	29,278	20,044	898	50,220

Current liabilities
Suppliers	10,205	26	-	10,231
Salaries and social contributions	190	120	2	312
Taxes payable	13	10	10	33
Income tax and social contribution payable	298	80	-	378
Contractual obligations and deferred income	322	267	-	589
Total current liabilities	11,028	503	12	11,543
Non-current liabilities
Bonds and Financing	-	998	-	998
Other liabilities	364	-	-	364
Total non-current liabilities	364	998	-	1,362
Total liabilities	11,392	1,501	12	12,905
Net identifieable assets at fair value (A)	17,886	18,543	886	37,315
Total of Consideration transferred (B)	27,706	23,621	7,530	58,857
Goodwill (B – A) (i)	9,820	5,078	6,644	21,542

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

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

(ii) Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated considering the contractual customer relationships existing on the acquisition date; royalty fees of 7.2% were used based on the market rates of companies with similar activities as the Company, which represents a market rate; finally, the discount rate (Weighted Average Cost of Capital (“WACC”)) used was 0.22% p.a.

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

From the date of acquisition to December 31, 2020, Pluri, Mind Makers and Meritt contributed to revenue in the Consolidated Financial Statements as of December 31, 2020 in the amount of R$ 40,041; R$ 7,891 and R$ 43 respectively, and net profit (loss) for the year of R$ 111; R$ 1,052 and R$ (207).

If the acquisitions had been concluded on January 1, 2020, the Company estimates its combined (Vasta, +Pluri+Mind Makers and +Meritt) net revenue from sales and services would have been R$ 1,043,205 and Net loss of R$ (41,360) for the year ended December 31, 2020.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

6       Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics SomosSistemasDeEnsinoSAMember of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

The Company maintained its approach and cash and marketable securities position, as well as its treasury policy, during the crisis caused by the COVID-19 pandemic.

  Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

  Market risk - cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	December 31, 2021	December 31, 2020	Interest rate
Bonds
Private Bonds – 5th Issuance - series 1	-	100,892	CDI + 1.15% p.a.
Private Bonds – 5th Issuance - series 2	104,844	102,868	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - series 2	210,920	206,733	CDI + 1.70% p.a.
Private Bonds – 7th Issuance - single	-	381,850	CDI + 1.15% p.a.
Bonds – 1st Issuance - single	514,574	-	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	888	998	TJPLP + 5% p.a.
Financing and Lease Liabilities	160,542	173,103	IPCA
Accounts Payable for Business Combination	532,313	48,055	100% CDI
Loans from related parties	-	20,884	CDI + 3.57%
	1,524,081	1,035,383

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
  Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 10 and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See (Notes 8 and 9).

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (Note 10).

  Liquidity risk

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring as long as this credit line is offered by banks and accepted by Company suppliers.

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity thus providing to the Company the appropriate commitment with the going concern presumption.

On August 6, 2021 the Company’s subsidiary Somos Sistemas de Ensino S.A issued R$ 500,000 in simple debentures, not convertible. The debentures are aimed to reinforce the Company’s capital structure and its impacts caused by COVID 19 as well as extending the debt maturity profile, see Note 14.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

December 31, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 14)	281,491	51,063	498,672	831,226
Lease Liabilities (Note 16)	26,636	26,781	107,125	160,542
Accounts Payable for business combination (Note 18)	20,502	35,685	476,126	532,313
Suppliers (Note 15)	167,168	-	-	167,168
Reverse Factoring (Note 15)	97,619	-	-	97,619
Other liabilities - related parties (Note 20)	39,271	-	-	39,271
	632,688	113,529	1,081,923	1,828,140

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (8.99% p.a) extracted from BACEN (Brazilian Central Bank) on December 31,2021. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2021:

December 31, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	314,679	57,083	557,466	929,228
Lease Liabilities	29,776	29,938	119,755	179,469
Accounts Payable for business combination	22,919	39,893	532,261	595,073
Suppliers	167,168	-	-	167,168
Reverse Factoring	104,052	-	-	104,052
Other liabilities - related parties	39,271	-	-	39,271
	677,866	126,914	1,209,482	2,014,262

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

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development. As a result of the IPO, see Note 1.2, the Company reduced its net debt improving its gearing ratio (net debt/total capitalization) and adjusting its capital structure.

	December 31, 2021	December 31, 2020
Net debt (i)	1,518,247	1,138,988
Total shareholders' equity	4,665,209	4,785,317
Total capitalization (ii)	3,146,963	3,646,329
Gearing ratio - % - (iii)	48%	31%

(i)	Net debt comprises financial liabilities (note 7) net of cash and cash equivalents.
(ii)	Refers to the difference between Shareholders’ Equity and Net debt.
(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

A probable scenario (Base scenario) over a 12-month horizon was used, with a projected rate of 11.79% p.a. as per CDI reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% deterioration in scenario I and 50% deterioration in scenario II, of the projected rates.

	Index - % per year	Balance as of December 31, 2021	Base scenario	Scenario I	Scenario II
Financial Assets	101.58% of CDI	292,021	34,973	43,717	52,460
Marketable Securities	100.95% CDI	166,349	19,799	24,749	29,698
		458,370	54,772	68,466	82,158
Accounts Payable for Business Combination	100% of CDI	(532,313)	(62,760)	(78,450)	(94,140)
Lease liabilities	CDI + 1.28%	(160,542)	(18,928)	(23,660)	(28,392)
Bonds and financing	CDI + 1.66%	(831,226)	(111,800)	(139,750)	(167,700)
		(1,524,081)	(193,488)	(241,860)	(290,232)
Net exposure		(1,065,711)	(138,716)	(173,394)	(208,074)
Interest Rate -% p.a	-	-	11.79%	14.74%	17.69%
	-	-	-	25%	50%

7       Financial Instruments by Category

The Company holds the following financial instruments:

	December 31, 2021	December 31, 2020
Assets - Amortized cost
Cash and cash equivalents	309,893	311,156
Marketable Securities	166,349	491,102
Trade receivables	505,514	492,234
Other receivables	2,105	124
Related parties – other receivables	501	2,070
	984,362	1,296,686
Liabilities - Amortized cost
Bonds and financing	831,226	793,341
Lease liabilities	160,542	173,103
Reverse Factoring	97,619	110,513
Suppliers	167,168	168,941
Accounts payable for business combination	532,313	48,055
Other liabilities - related parties	39,271	135,307
Loans from related parties	-	20,884
	1,828,139	1,450,144
F-33

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

8      Cash and cash equivalents

  Composition

The balance of this account comprises the following amounts:

	December 31, 2021	December 31, 2020
Cash	100	13
Bank account	17,772	10,996
Financial investments (i)	292,021	300,147
	309,893	311,156

(i)  The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 105.2% of the annual CDI rate on December 31, 2021 (101.7% on December 31, 2020). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

9      Marketable securities

  Composition
	Credit Risk	December 31, 2021	December 31, 2020
Financial bills (LF)	AAA	1,640	149,720
Financial treasury bills (LFT)	AAA	164,709	341,382
		166,349	491,102

The average gross yield of securities is based on 101% CDI on December 31, 2021 (104% CDI on December 31, 2020).

10    Trade receivables

The balance of this account comprises the following amounts:

  Composition

	December 31, 2021	December 31, 2020
Trade receivables	505,190	501,498
Related Parties (Note 20)	46,824	22,791
( - ) Impairment losses on trade receivables	(46,500)	(32,055)
	505,514	492,234

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

  Maturities of trade receivables

	December 31, 2021	December 31, 2020
Not yet due	417,233	425,327
Past due
Up to 30 days	9,657	8,456
From 31 to 60 days	10,331	10,931
From 61 to 90 days	7,366	8,764
From 91 to 180 days	21,154	15,539
From 181 to 360 days	23,852	18,038
Over 360 days	15,597	12,279
Total past due	87,957	74,007
Customers in bankruptcy	-	2,164
Related parties (note 20)	46,824	22,791
Impairment losses on trade receivables	(46,500)	(32,055)
	505,514	492,234

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

  Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a monthly provision matrix. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% for customers that filed for bankruptcy, based on historical experience, which indicates that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of December 31, 2021 and as of December 31, 2020.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

  Expected credit losses aging

	As of December 31, 2021		As of December 31, 2020
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%) (i)	Lifetime ECL (R$)
Not yet due	0.30%	1,263	0.10%	432
Past due
Up to 30 days	12.67%	1,219	6.19%	523
From 31 to 60 days	17.01%	1,769	12.92%	1,413
From 61 to 90 days	23.75%	1,764	20.64%	1,809
From 91 to 180 days	35.71%	7,608	43.66%	6,785
From 181 to 360 days	72.90%	17,399	51.67%	9,320
Over 360 days	99.23%	15,478	78.26%	9,609
		46,500		29,891
Customers in bankruptcy (i)	100.00%	-	100.00%	2,164
Impairment losses on trade receivables		46,500		32,055

(i)	At December 31, 2020 the Company’s Management recorded 100% impairment losses for three of its customers that filed for bankruptcy. These corporate customers were national booksellers that were present in the main cities of Brazil and therefore were considered as strategic marketplaces for the sale of our published materials to final customers (students, teachers, and schools). The Company did not identify customers in bankruptcy as of December 31, 2021.

The following table shows the changes in impairment losses on trade receivables for the year ended December 31, 2021, 2020 and 2019:

  Changes on provision

	December 31, 2021	December 31, 2020	December 31, 2019
Opening balance	32,055	22,524	19,397
Additions (i)	39,326	29,870	6,936
Reversals	(2,854)	(4,855)	(1,975)
Write offs (ii)	(22,027)	(15,484)	(1,834)
Closing balance	46,500	32,055	22,524

(i)	The Company increased the recognition of provisions for expected losses due to macro-economic environment and considered the impact of COVID-19 effects which resulted in the temporary closing of schools and institutes, determined by States and Municipalities in the year ended December 31, 2021 and 2020.
(ii)	The Company assessed its customers credit lines, that were partially renegotiated. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 22,027 as write-off as of December 31, 2021 (R$ 15,484 as of December 31, 2020).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

11      Inventories

The balance of this account comprises the following amounts:

  Composition
	December 31, 2021	December 31, 2020
Finished products (i)	160,318	168,328
Work in process	51,152	52,322
Raw materials	27,081	20,485
Imports in progress	1,681	2,642
Right to returned goods (ii)	2,131	5,855
	242,363	249,632

(i)    These amounts are net of slow-moving items and net realizable value.

(ii)   Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

Changes in provision for losses with slow-moving inventories, net realizable value and provision for right to returned goods are broken down as follows:

  Changes in provision
	December 31, 2021	December 31, 2020	December 31, 2019
Opening balance	62,210	69,080	72,410
Additions	24,178	8,783	9,331
(Reversals)	(2,061)	(4,726)	(2,500)
Inventory losses (i)	(25,604)	(10,927)	(10,161)
Closing balance	58,723	62,210	69,080

(i) Refers substantially to physical books destroyed, previously provisioned, due to indication of damage or obsolescence caused by changes in the educational content during the school year.

Covid 19 Impacts

The Company assessed its inventories and corresponding accounting estimates and the result of the COVID-19 pandemic and did not identify any relevant impact of obsolescence or depreciation of inventories.

12      Property, plant and Equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		December 31, 2021			December 31, 2020
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10% - 33%	44,180	(27,565)	16,615	27,036	(25,557)	1,479
Furniture, equipment and fittings	10% - 33%	38,116	(29,726)	8,390	36,314	(26,406)	9,908
Property, buildings and improvements	5%-20%	54,508	(36,636)	17,872	51,407	(31,429)	19,978
In progress	-	677	-	677	315	-	315
Right of use assets	12%	251,694	(109,957)	141,737	241,906	(82,033)	159,873
Land	-	391	-	391	453	-	453
Total		389,567	(203,885)	185,682	357,431	(165,425)	192,006

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
Additions (i)	16,105	1,028	597	2,732	25,513	-	45,975
Additions through business combinations	1,041	835	135	-	-	-	2,011
Renegotiation (ii)	-	-	-	-	(12,439)	-	(12,439)
Disposals / Cancelled contracts	-	(124)	-	-	(3,286)	-	(3,410)
Depreciation	(2,010)	(3,319)	(5,208)	-	(27,924)	-	(38,461)
Transfers	-	62	2,370	(2,370)	-	(62)	-
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
(i)	Refers substantially to recognition of new lease agreements of R$ 25,513 which the Company considers as part of its digital learning solutions through computer tablets that have been part of current learning system solutions. See the corresponding lease liabilities in Note 16.
(ii)	The Company returned part of the São José dos Campos warehouse to the lessor in September 2021, maintaining the lease agreement and term, changing only in the subsequent lease installments leading to the reversal adjustments of the right-of-use asset and corresponding lease liabilities, see Note 16.
	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions (i)	758	22	828	34	35,925	-	37,567
Additions through business combination	59	152	-	-	-	-	211
Disposals	(25)	(128)	(98)	-	(3,248)	-	(3,499)
Depreciation	(1,799)	(2,504)	(4,691)	-	(18,240)	-	(27,234)
Transfers	-	-	4,257	(4,257)	-	-	-
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
(i)	Refers substantially to IFRS 16, on the recognition of , R$ 35,925 referring to lease contracts previously signed and renewed based on contractual terms. See the corresponding lease liability in Note 16.

The Company assesses, at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of December 31, 2021 and 2020.
13      Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		December 31, 2021			December 31, 2020
	Weighted average amortization rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	15%	247,325	(151,281)	96,045	204,213	(120,798)	83,414
Customer Portfolio	8%	1,197,381	(275,276)	922,105	1,113,792	(184,934)	928,858
Trademarks	5%	631,935	(85,658)	546,277	631,935	(58,349)	573,586
Trade Agreement	8%	247,622	(4,127)	243,495	-	-	-
Platform content production	33%	73,877	(49,583)	24,294	53,069	(29,248)	23,821
Other Intangible assets	33%	39,421	(32,140)	7,281	38,283	(32,040)	6,243
In progress	-	3,991	-	3,991	999	-	999
Goodwill	-	3,694,879	-	3,694,879	3,307,805	-	3,307,805
		6,136,432	(598,065)	5,538,367	5,350,096	(425,369)	4,924,726

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production (i)	Other Intangible assets	In progress	Goodwill (ii)	Total
As of December 31, 2020	83,414	928,858	573,586	-	23,821	6,243	999	3,307,805	4,924,726
Additions	25,560	-	-	-	20,808	39	9,509	-	55,916
Additions through business combinations	11,036	83,589	-	247,622	-	1,099	-	387,074	730,419
Amortization	(30,482)	(90,342)	(27,309)	(4,127)	(20,335)	(100)	-	-	(172,695)
Transfers	6,517	-	-	-	-	-	(6,517)	-	-
As of December 31, 2021	96,045	922,105	546,277	243,495	24,294	7,281	3,991	3,694,879	5,538,367

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include “Plurall Digital Transformation” in the amount of approximately R$ 20,808 million, and project related to learning systems, in the amount of R$ 9,509 million.
(ii)	The Company recognized R$ 387,074 as goodwill on SEL, Redação Nota 1000, EMME and De Gouges acquisition, see Note 5.

Covid 19 Impacts

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, given that they are considered essential for long-term growth, and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance indicator reports. The Company will continue to evaluate COVID impacts on its business and cash flow and may postpone its plans to expand through significant acquisitions or investments.

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385
Additions	11,813	-	-	24,189	603	6,188	-	42,793
Additions through business combinations	-	4,625	16,060	-	1,340	-	21,542	43,567
Disposals	(77)	-	-	-	(87)	-	-	(164)
Amortization	(23,861)	(86,517)	(26,506)	(9,794)	(176)	-	-	(146,854)
Transfers	19,215	28	(3)	-	-	(19,240)	-	-
As of December 31, 2020	83,414	928,858	573,586	23,821	6,243	999	3,307,805	4,924,726
(i)	Goodwill impairment test

The Company performed its annual impairment test in 2021 and 2020 The Company also carried out a sensitivity analysis in the long-term model and cash flows. The conclusion of these tests conducted by the Company for the year ended December 31, 2021 and 2020, showed that no adjustments were required to these assets.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 27), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as shown below:

Content & EdTech Platform	3,674,036
Digital Platform	20,843
3,694,879

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

For each of the CGUs, the key assumptions, long-term growth rate and discount rate used in the value-in-use calculations are stated in the table below. In addition, the recoverable amount is also disclosed in the table. The key assumptions used for value-in-use calculations as of December 31, 2021 and 2020 are as follows:

		2021
	Content and EdTech Platform	Digital Platform
Growth rate - %	14.4%	9.7%
Discount rate - %	10.81%	10.81%
Growth rate (%) in perpetuity	5.8%	5.8%
Years projected	8	8
		2020
	Content and EdTech Platform	Digital Platform
Growth rate - %	15.4%	34.2%
Discount rate - %	10.22%	10.22%
Growth rate (%) in perpetuity	7.1%	7.1%
Years projected	8	8

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

(ii)	Impairment of other intangible assets and in progress

There were no indications of impairment of intangible assets for the year ended December 31, 2021 and 2020. Additionally, intangible assets stated as “in progress” were assessed for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

14              Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2020	Additions (ii)	Payment of interest (i)	Payment of principal (i)	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2021
Bonds with Related Parties	502,743	-	(24,873)	(477,564)	25,859	-	238,509	264,673
Bonds	-	-	-	-	17,574	(993)	-	16,581
Financing	139	-	(49)	(177)	116	-	208	237
Current liabilities	502,882	-	(24,922)	(477,741)	43,549	(993)	238,717	281,491
Bonds with Related Parties	289,600	-	-	-	-	-	(238,509)	51,091
Bonds	-	500,000	-	-	-	(2,007)	-	497,993
Financing	859	-	-	-	-	-	(208)	651
Non-current liabilities	290,459	500,000	-	-	-	(2,007)	(238,717)	549,735
Total	793,341	500,000	(24,922)	(477,741)	43,549	(3,000)	-	831,226

(i)

On March 15, 2021, the Company, substantially settled bonds with related parties amounting to R$ 100,000 and R$ 1,488, in principal and interest, respectively as follows: 5th Issuance, 1st series – R$ 101,488. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 1,451, 6th Issuance, 2nd series – R$ 3,613 and 7th Issuance, single series – R$ 5,663. This measure is part of a commitment with shareholders as a result of the IPO.

On May 31, 2021, the Company partially settled bonds with related parties amounting to R$ 188,000, of principal of the 7th issuance single series.

On August 6, 2021, the Company settled the remaining 7th issuance with related parties in the amounts of R$189,564 and R$5,871, as principal and interest. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 2,029 and 6th Issuance, 2nd series – R$ 4,758.

Regarding the financing with Banco de Desenvolvimento de Minas Gerais SA - BDMG, the Company pays monthly the amount of R$ 15 and R$ 4, respectively, of principal and interest, totaling on December 31, 2021 an amount of R$177 and R$49, respectively, of principal and interest.

(ii)	On August 6, 2021, the Company´s subsidiary Somos Sistemas de Ensino S.A. issued R$ 500 million in simple debentures not convertible into shares, subject to compensatory interest of 100% of DI Interest Deposit rate (CDI), plus spread of 2.30% per year. The debentures are aimed at reinforcing the Company’s capital structure and elongating the debt maturity profile, which average maturity now stands at 35 months.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

	December 31, 2019	Additions through Business Combinations (i)	Payment of interest	Payment of principal	Interest accrued	Transfers	December 31, 2020
Bonds with Related Parties	440,947	-	(49,369)	(852,135)	52,900	910,400	502,743
Financing	-	-	(35)	-	35	139	139
Current liabilities	440,947	-	(49,404)	(852,135)	52,935	910,539	502,882
Bonds with Related Parties (i)	1,200,000	-	-	-	-	(910,400)	289,600
Financing	-	998	-	-	-	(139)	859
Non-current liabilities	1,200,000	998	-	-	-	(910,539)	290,459
Total	1,640,947	998	(49,404)	(852,135)	52,935	-	793,341

(i)	On August 4, 2020, the Company, substantially settled bonds with related parties amounting by R$ 852,136 and R$ 29,864, respectively principal and interest, as follow: 7th Issuance, 1st series – R$ 310,918; 8th Issuance R$ 448,826 and 9th Issuance 115,591. In addition, the Company settled only interest on the following bonds: 7th Issuance, 2nd series – R$4,671 and 6th Issuance, 2nd series – R$ 1,994. This measure is part of the commitment taken with the shareholders through the IPO process.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

  Bonds’ description

See below the bonds outstanding on December 31, 2021:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	6th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	08/15/2017	08/06/2021
Maturity Date	08/15/2023	08/15/2022	08/05/2024
First payment after	60 months	60 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 1.70% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	100	200	500

  Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

	December 31, 2021
Maturity of installments	Total	%
2022	281,491	33.9%
2023	51,063	6.1%
2024	498,672	60.0%
Total non-current liabilities	549,735	66.1%
	831,226	100.0%

  Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to covenants, which are being regularly complied with. The covenant compliance indicators are the following:

Bonds with related parties

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,800 of the amounts should be transferred to the Company upon the Corporate Restructuring. Through this process, the Company is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by the Company of any liens on Company assets or its capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, the Company has agreed until the maturity of the private debentures that: (i) it will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) it will not obtain any new loans unless the proceeds of such loans are directed to repayment of its debentures with Cogna; and (iii) the Company will not pledge shares and/or dividends.

The Company complied with all debt commitments in the period applicable on December 31, 2021 and 2020.

Bonds with third parties

The bond issued by Somos Sistemas requires the maintenance of certain financial indicators “covenants” which are annually calculated based on Somos Sistemas Consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year, being the first year of analysis December 31, 2021 and based on ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be less or equal:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

  4.25%in 2021
  4.00% in 2022
  3.75% in 2023
  3.50% in 2024

This ratio cannot be breached for two consecutive periods or three alternate periods.

Consolidated net debt: Company’s total debt (short- and long-term loans and financing, including capital markets operations, less cash equivalents cash which could be withdrawn until five business days added by accounts payable for business combinations)

Adjusted consolidated EBITDA: Earnings before income taxes, depreciation and amortization, financial results (excluding financial expenses), and non recuring expenses.

On December 31, 2021, the financial ratio net debt by adjusted EBITDA reached the result of 4.47%, exceeding the conditions established in the aforementioned financial contractual clauses.

15              Suppliers

The balance of this account comprises the following amounts:

  Composition
	December 31, 2021	December 31, 2020
Local suppliers	132,124	128,639
Related parties (note 20)	19,534	20,985
Copyright	15,510	19,317
Reverse Factoring (i)	97,619	110,513
	264,787	279,454

(i)  Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from up to one year.

16              Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	December 31, 2021	December 31, 2020
Opening balance	173,103	153,714
Additions for new lease agreements (i)	25,513	35,925
Renegotiation	(12,439)	-
Cancelled contracts	(3,481)	(3,429)
Renegotiation - COVID-19 impact	(448)	(688)
Interest	14,984	15,091
Payment of interest	(14,692)	(14,675)
Payment of principal	(21,998)	(12,835)
Closing balance	160,542	173,103
Current liabilities	26,636	18,263
Non-current liabilities	133,906	154,840
	160,542	173,103

(i)          Refers to new lease agreements which the Company has embedded part of its digital learning solutions. These lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range of 10.3% p.a to 10.9% p.a.
F-44

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the year ended December 31, 2021 and 2020:

	For the year ended December 31
	2021	2020
Fixed Payments	36,689	27,510
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	17,775	14,278
	54,464	41,788

17      Contractual obligations and deferred income

	December 31, 2021	December 31, 2020
Refund liability (i)	37,122	42,005
Sales of 'employees' payroll	783	2,348
Deferred income in leaseback agreement (ii)	5,678	6,665
Other contractual obligations	2,582	2,689
	46,165	53,707
Current	46,037	47,169
Non-current	128	6,538
	46,165	53,707
(i)	Refers to the customer’s right to return products, as mentioned in Note 11, the Company business cycle is comprehended from September to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter.
(ii)	In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which has been appropriated according to the lease term of the property (120 months).

18              Accounts payable for business combination

	December 31, 2021	December 31, 2020
Pluri	3,251	12,817
Mind Makers	7,044	15,000
Livro Fácil	14,055	15,907
Meritt	3,347	4,331
SEL	26,935	-
Redação Nota 1000	7,230	-
EMME	12,780	-
Editora De Gouges	457,671
	532,313	48,055
Current	20,502	17,132
Non-current	511,811	30,923
	532,313	48,055

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

The changes in the balance are as follows:

	December 31, 2021	December 31, 2020
Opening balance	48,055	10,941
Additions	703,257	58,857
Payment	(224,448)	(26,389)
Interest payment	(1,571)	-
Interest adjustment	8,158	1,568
Remeasurement	(1,138)	3,078
Closing balance	532,313	48,055

The maturity years of such balances as of December 31, 2021 are shown in the table below:

	December 31, 2021		December 31, 2020
Maturity of installments	Total	%	Total	%
2022	20,502	3.9%	17,132	35.7%
2023	35,685	6.7%	13,811	28.7%
2024	166,730	31.3%	17,112	35.6%
2025	153,264	28.8%	-	-
2026	156,132	29.3%	-	-
	532,313	100.0%	48,055	100.0%

19              Salaries and Social Contribution

	December 31, 2021	December 31, 2020
Salaries payable	22,348	15,891
Social contribution payable (i)	23,926	30,511
Provision for vacation pay and 13th salary	10,616	15,920
Provision for profit sharing (ii)	5,923	5,880
Others	16	921
	62,829	69,123
(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.
(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management

20      Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 20(d).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	December 31, 2021
	Other receivables (i)	Trade receivables (Note 10 and 20c)	Indemnification asset (note 20b)	Other payments (ii)	Suppliers (note 15)	Bonds (note 14)
Acel Adminstração de Cursos Educacionais Ltda	-	6,482	-	-	474	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	160,470	3,021	-	315,764
Colégio Ambiental Ltda	-	805	-	-	-	-
Colégio JAO Ltda.	-	4,974	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	3,291	-	-	458	-
Colegio Manauara Cidade Nova Ltda.		395			-
Colegio Visao Eireli	-	132	-	-	13	-
Colégio Cidade Ltda	-	397	-	-	15	-
COLEGIO DO SALVADOR LTDA		1			-
Curso e Colégio Coqueiro Ltda	-	434	-	-	20	-
ECSA Escola A Chave do Saber Ltda	-	1,444	-	-	16	-
Editora Atica S.A.	-	2,207	-	20,040	9,239	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,754	88	-
Editora Scipione S.A.	-	445	-	211	556	-
Educação Inovação e Tecnologia S.A.	-	-	-	128	-	-
Escola Mater Christi Ltda.	-	765	-	-	139	-
Escola Riacho Doce Ltda	-	-	-	-	24	-
Maxiprint Editora Ltda.	-	1,205	-	117	76	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	420	-	-	45	-
Papelaria Brasiliana Ltda	-	644	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	7,269	-	-	578	-
Saraiva Educacao S.A.	365	1,179	-	-	5,136	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	1,687	-
Sistema P H De Ensino Ltda.	-	4,421	-	-	177	-
Sociedade Educacional Alphaville Ltda	-	1,257	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	734	-	-	47	-
Sociedade Educacional Parana Ltda.	-	91	-	-	11	-
Somos Idiomas SA	122	-	-	-	-	-
Somos Operações Escolares S.A.	-	3,305	-	-	29	-
SSE Serviços Educacionais Ltda.	-	3,602	-	-	665	-
	501	46,824	160,470	39,271	19,533	315,764
(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group
(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
	December 31, 2020
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 20b)	Other payments (ii)	Loans (iii)	Suppliers (note 14)	Bonds (note 13)
Acel Adminstração de Cursos Educacionais Ltda	-	2,899	-	-	-	36	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	63	-	-	-	-	-
Cogna Educação S.A.	-	-	153,714	1,354	20,884	-	691,451
Colégio Ambiental Ltda	-	315	-	-	-		-
Colégio JAO Ltda.	-	772	-	-	-	-	-
Colegio Manauara Lato Sensu Ltda.	-	2,838	-	-	-	173	-
Colégio Motivo Ltda.	-	1,250	-	-	-	249	-
Colegio Visao Eireli	-	115	-	-	-	-	-
Conlégio Cidade Ltda	-	155	-	-	-		-
Curso e Colégio Coqueiro Ltda	-	188	-	-	-		-
ECSA Escola A Chave do Saber Ltda	-	435	-	-	-		-
Editora Atica S.A.	-	1,193	-	72,158	-	7,392	-
Editora E Distribuidora Educacional S.A.	-	528	-	9,547	-	89	-
Editora Scipione S.A.	-	414	-	13,408	-	1,386	-
Educação Inovação e Tecnologia S.A.	-	-	-	229	-	0	-
EDUFOR Serviços Educacionais Ltda	-	10	-	-	-		-
Escola Mater Christi Ltda.	-	216	-	-	-	104	-
Escola Riacho Doce Ltda	-	253	-	-	-		-
Maxiprint Editora Ltda.	13	367	-	-	-	26	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	391	-	-	-		-
Papelaria Brasiliana Ltda	-	1,478	-	-	-		-
Pitagoras Sistema De Educacao Superior Ltda.	-	127	-	-	-	-	-
Saber Serviços Educacionais S.A.	1,686	3,710	-	-	-	2,658	100,892
Saraiva Educacao S.A.	-	804	-	36,454	-	8,010	-
SGE Comercio De Material Didatico Ltda.	-	6	-	41	-	661	-
Sistema P H De Ensino Ltda.	-	2,348	-	2,116	-	163	-
Sociedade Educacional Alphaville Ltda	-	190	-	-	-		-
Sociedade Educacional Doze De Outubro Ltda.	-	231	-	-	-	36	-
Sociedade Educacional NEODNA Cuiaba Ltda	-	101	-	-	-		-
Somos Idiomas SA	79	-	-	-	-	-	-
Somos Operações Escolares S.A.	292	980	-	-	-	-	-
	2,070	22,791	153,714	135,307	20,884	20,985	792,343
(i)	Refers to other receivables related to cost sharing agreements where substantially Saber Serviços Educacionais (“Saber”), a Cogna Group entity, takes services from the Company.
(ii)	Refers substantially to “Reverse Factoring” contracts for raw material purchases, specifically graphics and paper, which the Company reimburses Atica and Scipione. See item a, below.
(iii)	Until December 31, 2020 the Company held a loan agreement with Cogna Educação S,A, in the amount of R$ 20,884 that was paid on January 21, 2021.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
	Year ended December 31, 2021				Year ended December 31, 2020				Year ended December 31, 2019
Transactions:	Revenues	Finance costs (i)	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs
Acel Administracao De Cursos Educacionais Ltda.	2,790	-	-	-	1,230	-	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	41	-	-	-	1,319	-	-	-	511	-
Cogna Educação S.A.	-	25,859	-	-	-	48,432	-	-	-	86,839
Colégio Ambiental Ltda	496	-	-	-	-	-	-	-	-	-
Colégio Cidade Ltda	146	-	-	-	-	-	-	-	-	-
Colegio JAO Ltda.	1,582	-	-	-	387	-	-	-	311	-
Colégio Manauara Lato Sensu Ltda.	1,903	-	-	-	3,139	-	-	-	-	-
Colegio Manauara Cidade Nova Ltda.	275	-	-	-	-	-	-	-	-	-
Colégio Motivo Ltda.	35	-		-	1,308	-	-	-	-	-
Colégio Visão Ltda	287	-	-	-	-	-	-	-	-	-
Cursos e Colégio Coqueiros Ltda	268	-	-	-	-	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	593	-	-	-	657	-	-	-	-	-
Editora Atica S.A.	5,374	-	6,130	13,153	7,287	229	11,989	15,364	-	-
Editora E Distribuidora Educacional SA.	-	-	31,384	-	1,841	-	36,144	1,489	469	-
Editora Scipione SA.	1,341	-	-	-	1,551	-	-	-	-	-
Escola Mater Christi	311	-	-	-	246	-	-	-	-	-
Escola Riacho Doce Ltda	77	-	-	-	-	-	-	-	-	-
Maxiprint Editora Ltda.	1,107	-	-	-	612	-	-	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	276	-	-	-	423	-	-	-	-	-
Papelaria Brasiliana Ltda	249	-	-	-	1,287	-	-	-	-	-
Saber Serviços Educacionais S.A.	900	-	-	-	1,254	6,740	-	729	4,642	5,744
Saraiva Educacao SA.	2,405	-	-	2,528	3,364	-	-	3,739	-	-
Sistema P H De Ensino Ltda.	4,417	-	-	-	5,776	-	-	-	1,909	-
Sociedade Educacional Alphaville SA	414	-	-	-	317	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda	360	-	-	-	295	-	-	-	1,770	-
Sociedade Educacional Neodna Cuiaba Ltda.	224	-	-	-	367	-	-	-	1,307	-
Sociedade Educacional Parana Ltda.	-	-	-	-	795	-	-	-	-	-
SOE Operações Escolares SA.	1,086	-	-	-	-	-	-	-	-	-
Somos Educação S.A.	-	-	-	-	-	278	-	-	-	-
Somos Idiomas Ltda	-	-	-	258	-	-	-	-	-	-
Somos Operações Escolares SA.	243	-	-	-	-	-	-	-	1,647	-
SSE Serviços Educacionais Ltda.	1,463	-	-	-	-	-	-	-	-	-
Sociedade Educacional NEODNA Cuiaba Ltda - EPP	-	-	-	-	367	-	-	-	-	-
Others	-	-	-	-	-	-	-	362	134	-
	28,663	25,859	37,514	15,939	33,822	55,679	48,133	21,683	12,700	92,583
(i)	Refers to debentures interest; see Note 14.
F-49

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
  Suppliers and other arrangements with related parties

The Company, as a result of the carve-out process on December 31, 2019, maintained the reverse factoring operations (specifically purchases of raw materials with affiliates of the Cogna Group) and until then, owned the assets and liabilities. After the carve-out process on January 1, 2020, the Company assumed these commitments. However, the Company considered the fact that these contracts would last a year or less after the carve-out date, and the cost and benefit of transferring the contracts from Cogna Group affiliates to the Company would be greater than keep them with Cogna Group. As a result, Management decided to reimburse Cogna Group for these expenses as the contracts expired and settled the entire remaining balance of this transaction in May 2021. Since January 1, 2021 the Company did not arrange reverse factoring transactions with related parties, being the outstanding amount as of December 31, 2020, settled on May, 2021 in the amount of R$ 83,922.

In addition to this process, the affiliates of Cogna also had some shared expenses such as property lease, expenses with personnel and software license, which continued even after the carve-out process was completed and still remain today. As of December 31, 2021, only shared expense transactions are part of these commitments, which amounted to R$39,271 (R$135,307 as of December 31, 2020).

  Indemnification asset

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by the Cogna Group, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits related to Somos-Anglo up to the maximum amount of R$ 160.5 million as of December 31, 2021 (R$ 153.7 million as of December 31, 2020). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

  Trade receivables

The Company and its subsidiaries provide learning systems, textbooks, and complementary educational solutions to the Cogna Group which substantially comprises schools, publishers, language schools and stationery shops. All sales and services provided are based on intercompany contracts and its commercial conditions, which include price, margin and payment terms, were determined on an arm’s length basis.

  Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, proprietary IT systems and legal and accounting activities, and shared warehouses and other logistic activities based on agreements. Those expenses, in the amount of R$ 37,514 as of December 31, 2021 (R$ 48,133 for the year ended December 31, 2020) are related to these apportionments.

  Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company entered into brand and copyrights sharing agreements with related parties, as follows:

(i)	On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby the Company was granted at no cost rights to use related to the trademark “Pitágoras,” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.
(ii)	On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to the Company, for commercial exploitation and use of copyrights related to the educational platform materials. The agreement is valid for three years.
(iii)	On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties, This agreement is valid for a period of 20 years, automatically and successively renewable for the same period, On December 31, 2021 all those commitments have been renewed with related parties at no cost.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
  Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group, The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties by the Company,

However, as part of its corporate restructuring (Note 1), the Company entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these leased warehouses and other properties, as follows:

f,1      Commercial lease agreement

Lessee Entity	Counterparty to lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S,A,	Editora Scipione S,A,	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S,A,	Editora Ática S,A,	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

f,2      Commercial sublease agreement

Entity (Sublessor)	Counterparty to the sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S,A (“EDE”)	Somos Sistemas de Ensino S,A,	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S,A,	Editora Ática S,A,	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S,A,	SGE Comércio de Material Didático Ltda, (“SGE”),	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S,A,	Somos Idiomas S,A,	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S,A,	Saraiva Educação S,A, (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S,A,	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S,A,	Editora e Distribuidora Educacional S,A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

Income from these lease and sublease agreements with related parties was recognized in the Consolidated Financial Statements as of December 31, 2021 in the amount of R$ 15,939 (R$ 21,683 for the year ended December 31, 2020).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
  Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the year ended December 31, 2021, key management compensation, including charges and variable compensation added up to R$ 12,990 (R$ 40,576 for the year ended December 31, 2020). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products.

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO. For the year ended December 31, 2021 amounted to R$ 4,685 (R$ 6,982 for the year ended December 31, 2020), including payroll charges.
b)	Long-term benefits - The Company also offered to certain key management personnel payment based on its restricted shares units – ILP, amounting to R$ 8,305 for the year ended December 31, 2021 (R$ 33,594 for the year ended December 31, 2020) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Short-term employee benefits	4,685	6,982	11,430
Share-based compensation plan	8,305	33,594	1,372
	12,990	40,576	12,802
  Guarantees related to finance

According to Note 14, on November 21, 2018, Mind Makers entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais SA - BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer.

21      Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group (Vasta’s predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

a.  Composition

	December 31, 2021	December 31, 2020
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	607,084	575,724
Labor proceedings (ii)	38,159	6,591
Civil proceedings	376	-
	645,619	582,315
Liabilities assumed in Business Combination
Labor proceedings (ii)	-	31,305
Civil proceedings	1,231	313
	1,231	31,618
Total of provision for tax, civil and labor losses	646,850	613,933

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Successor) in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties,

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure,

The changes in provision for the years ended December 31, 2021 and 2020 were as follows:

	December 31, 2020	Additions through business combination	Additions	Reversals	Interest	Total effect on the result	Payments	December 31, 2021
Tax proceedings	575,724	-	16	(262)	31,623	31,377	(17)	607,084
Labor proceedings	37,896	-	3,468	(5,294)	2,636	810	(547)	38,159
Civil proceedings	313	1,231	110	(24)	41	127	(64)	1,607
Total	613,933	1,231	3,594	(5,580)	34,300	32,314	(628)	646,850
Reconciliation with profit or loss for the period
Finance costs			-	-	(34,300)
General and administrative expenses			(3,594)	5,580	-
Total			(3,594)	5,580	(34,300)

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	December 31, 2020
Tax proceedings	557,783	10,651	(4,189)	11,479	17,941	-	575,724
Labor proceedings	51,193	2,093	(9,538)	1,805	(5,640)	(7,657)	37,896
Civil proceedings	31	430	(102)	13	341	(59)	313
Total	609,007	13,174	(13,829)	13,297	12,642	(7,716)	613,933
Reconciliation with profit or loss for the period
Finance expense		-	-	(13,297)
General and administrative expenses		(13,174)	13,829	-
Total		(13,174)	13,829	(13,297)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
  Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	December 31, 2021	December 31, 2020
Tax proceedings	2,300	2,004
Indemnification asset -Former owner	1,998	2,003
Indemnification asset – Related Parties (i)	160,470	153,714
Escrow-account (ii)	14,055	15,027
	178,824	172,748

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$160,470 (R$ 153,714 on December 31, 2020). See Note 20. This asset is indexed to CDI (Certificates of Interbank Deposits).

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

22      Current and Deferred Income Tax and Social Contribution

  Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Loss before income tax and social contribution for the year	(155,843)	(71,053)	(90,315)
Nominal statutory rate of income tax and social contribution	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	52,987	24,158	30,707
Permanent Additions	(7,265)	1,246	(1,100)
Additional IRPJ	24	-	-
Impairment write-off on Tax loss carryforward	(8,657)	-	-
Total IRPJ and CSLL	37,089	25,404	29,607
Current IRPJ and CSLL in the result	(11,297)	7,874	(22,113)
Deferred IRPJ and CSLL in the result	48,386	17,530	51,720
	37,089	25,404	29,607
Effective tax rate of Income and social contribution tax expenses	24%	36%	33%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

  Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

  December 31, 2021
	As of December 31, 2020	Effect on profit (loss)	Deferred tax on business combination	As of December 31, 2021
Income tax/social contribution:
Income tax and social contribution losses carryforwards	182,257	125,062	-	307,319
Temporary Differences:
Impairment losses on trade receivables	9,543	3,467	-	13,010
Provision for obsolete inventories	3,263	(4,525)	-	(1,262)
Imputed interest on suppliers	(744)	(1,413)	-	(2,157)
Provision for risks of tax, civil and labor losses	19,138	887	-	20,025
Refund liabilities and right to returned goods	10,903	(1,433)	-	9,470
Lease Liabilities	4,764	1,896	-	6,660
Fair value adjustments on business combination and goodwill amortization (i)	(150,598)	(90,588)	(7,442)	(248,628)
Other temporary difference	10,020	15,033	915	25,968
Deferred Assets, net	88,546	48,386	(6,527)	130,405

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.

  December 31, 2020 and 2019

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2018	First adoption of IFRS 16	Effect on profit (loss)	Effect on Parent´s Net Investment	As of December 31, 2019	Effect on profit (loss)	Effect on Parent´s Equity (i)	As of December 31, 2020
Income tax/social contribution:
Income tax and social contribution losses carryforwards (iii)	110,499	-	6,573	(85,719)	31,353	137,228	13,676	182,257
Temporary Differences:
Impairment losses on trade receivables	6,532	-	1,129	(931)	6,730	2,813	-	9,543
Provision for obsolete inventories	24,619	-	(19,289)	2,423	7,753	(4,490)	-	3,263
Imputed interest on suppliers	(10,366)	-	8,477	(1,414)	(3,303)	2,559	-	(744)
Provision for risks of tax, civil and labor losses	5,867	-	15,497	(1,175)	20,189	(1,051)	-	19,138
Refund liabilities and right to returned goods	17,967	-	(6,170)	3,201	14,998	(4,095)	-	10,903
Lease Liabilities	-	1,508	1,308	778	3,594	1,170	-	4,764
Fair value adjustments on business combination and goodwill amortization (ii)	(77,892)	-	46,574	832	(30,486)	(120,112)	-	(150,598)
Other temporary difference	10,745	-	(2,379)	(1,854)	6,512	3,508	-	10,020
Deferred Assets, net	87,971	1,508	51,720	(83,859)	57,340	17,530	13,676	88,546

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

(i)	Refers to the tax effect over temporary differences, specifically IPO costs capitalization recorded in the Somos Sistemas de Ensino S.A. (Company’s affiliate) being its effects on equity and counterparty on deferred tax assets financial statement line. Here is important to enhance that part of IPO costs, that included auditing, lawyer’s advisor, banks fees and other directly costs attributable to the IPO were paid by the Company. The Parent Company, Vasta Platform, does not accrued deferred tax assets.
(ii)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.
(iii)	Refers to tax losses carryforwards accumulated supported by the Company’s forecasts of the future profitability.

23      Shareholder’s Equity

23a, Share Capital

As mentioned in note 1,2, the Board of Directors’ Meeting approved the Contribution Agreement which Cogna contributed with 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by the Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed shareholders capital in the amount of R$ 2,426 in cash on July 23, 2020.

After accounting for the new Class A common shares issued and sold at the IPO, the Company had a total of 83,011,585 common shares issued and outstanding immediately following the offering, 64,436,093 of which were Class B common shares beneficially owned by Cogna (which holds 97,2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of which were Class A common shares (which represents 2,8% of the combined voting power of our outstanding Class A and Class B common shares). As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

On June 22, 2021 the Board of Directors approved the issuance of 382,266 Class A common shares, at a par value of US$0,00005 per share. The Company’s share capital after the issuance is 83,393,851 of which 64,436,093 are Class B shares held by Cogna Group and 18,957,758 are shares held by others.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on June 22, 2021 the Company granted the following Class A shares to certain employees and executives:

	Class A	Class B
	Shares (units)	Shares (units)	Total
December 31, 2020	18,575,492	64,436,093	83,011,585
Remuneration
Bonus IPO (i)	298,268	-	298,268
ILP exercised (ii)	45,434	-	45,434
Premium recognized (iii)	38,564	-	38,564
December 31, 2021	18,957,758	64,436,093	83,393,851

See below the Company’s description of each restricted share unit plan vested and its corresponding changes disclosed in the Consolidated Statement of Changes in Equity, specifically in the “Share based compensation reserve (vested)”:

(i)	The Company issued 298,268 class A share units as part of Bonus IPO remuneration, which were granted to eligible executives and employees. These share units represented R$ 29,124 (net of withholding taxes) previously provisioned in Share Based Compensation Reserves (granted) and transferred to Share Based Compensation Reserves (vested) – exercised in the Consolidated Statement of Changes in Shareholders’ Equity. The Bonus IPO was conditioned to a 1-year lockup period expired in July 2021. The corresponding labor charges in 2021 amounted to R$ 21,456.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
(ii)	As result of the carve-out process, as described in Note 1.2, part of Cogna’s executives and employees (eligible) were transferred to the Company. Those eligible executives and employees were part of the Cogna Plan and their plans were migrated to the Vasta ILP Plan, as described in Note 23c. In as much as those eligible parties exercise their plan, the Company delivers a fixed quantity of share units to them. The amount provisioned previously in Share based Compensation Reserves (granted) in the Consolidated Statement of Changes in Shareholders’ Equity on December 31, 2021 is R$ 58 and was transferred to Share based compensation reserves (vested) – exercised. The corresponding labor charges in 2021 amounted to R$ 70.
(iii)	The Company remunerated part of its executives based on restricted share units. The amount provisioned and paid in 2021 was R$ 1,861 (net of withholding taxes), see Share Based Compensation Reserves (granted) and subsequently vested to Share based compensation reserves (vested). Labor charges in 2021 amounted to R$ 1,538.

The Company’s shareholders on December 31, 2021 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	17,957,758	-	17,957,758
Treasury shares (Note 23d)	1,000,000	-	1,000,000
Total (%)	22,73%	77,27%	83,393,851

23b Earning per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	December 31, 2021	December 31, 2020	December 31, 2019
Loss Attributable to Shareholder´s	(118,754)	(45,649)	(60,708)
Weighted average number of ordinary shares outstanding (thousands) (i)	82,254	83,012	83,012
Effects of dilution of ordinary potential shares- weighted averaged (thousands)
Share based- compensation ("Long term Plan") (ii)	829	903	-
Share based - compensation ("Bonus IPO") (ii)	-	411	-
Share based plan Migrated from Cogna to Vasta (iii)	22	30	-
Total dilution effect	851	1,344	-
Basic earning (loss) per share - R$	(1.44)	(0.55)	(0.73)
Diluted earning (loss) per share - R$	(1.44)	(0.55)	(0.73)

(i)	The Company has not changed its number of voting rights since the IPO on July 31, 2020.
(ii)	Refers to the share-based payments plans (“ILP”) and Bonus IPO.
(iii)	Refers to the Cogna Plan migrated to the Vasta Plan as a result of the restructuring in 2020

23c Capital reserve - Share-based compensation (granted)

The Company as of December 31, 2021 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in restricted share units, being:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
a)	Cogna Plan - On September 3, 2018, Cogna Group´ shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1,2% of Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of December 31, 2021 was 155,919 (155,919 as of December 31, 2020) and the grant date fair value was 10,58. The effect of events on compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 was R$ 2,234 including labor charges (R$ 3,655, including labor charges for the year ended December 31, 2020).
b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2021 was R$ 21,372, being R$ 21,250 in Shareholder’s the Equity and a credit of R$ 122 as labor charges in liabilities, due to share price fluctuation (R$ 12,868 being R$ 9,342 in Shareholder’s the Equity and of R$ 3,626 as labor charges in liabilities for the year ended December 31, 2020.
c)	Bonus paid in restricted share units – “Premium recognized” - The Company granted and vested 38,564 shares on April 12, 2021 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,941 (net of withholding taxes), of which R$ 1,539 corresponds to labor charges.

23,d Vasta’s share Repurchase Program

On 2021 the Company announced that its Board of Directors has approved its first share repurchase program, or the Repurchase Program. Under the Repurchase Program, the Company may repurchase up to 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase, and on December 31, 2021, the Company had a balance of R$23,880 or 1,000,000 shares in its possession.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

24              Net Revenue from sales and Services

The breakdown of net sales of the Company for the years ended December 31, 2021, 2020 and 2019 is shown below, Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Learning Systems
Gross revenue	568,522	608,200	542,070
Deductions from gross revenue
Taxes	(219)	(40)	(79)
Discounts	(14,302)	(8,603)	(37,989)
Returns	(41,919)	(17,553)	(9,350)
Net revenue	512,083	582,003	494,652
Textbooks
Gross revenue	212,708	308,298	339,535
Deductions from gross revenue
Taxes	(1,608)	(250)	(2,251)
Discounts	-	-	-
Returns	(41,330)	(72,488)	(58,757)
Net revenue	169,770	235,560	278,527
Complementary Education Services
Gross revenue	148,817	63,491	33,106
Deductions from gross revenue
Taxes	(961)	(17)	(37)
Discounts	-	(6)	(1)
Returns	(10,459))	(2,880)	(1,880)
Net revenue	137,397	60,588	31,188
Other services
Gross revenue	34,498	34,118	83,094
Deductions from gross revenue
Taxes	(3,034)	(3,864)	(3,686)
Discounts	-	-	(911)
Returns	-	-	(605)
Net revenue	31,463	30,254	77,892
Total Content & EdTech
Gross revenue	964,545	1,014,107	997,805
Deductions from gross revenue
Taxes	(5,822)	(4,171)	(6,053)
Discounts	(14,302)	(8,609)	(38,901)
Returns	(93,708)	(92,921)	(70,592)
Net revenue	850,713	908,406	882,259
E-commerce
Gross revenue	100,084	97,632	112,352
Deductions from gross revenue
Taxes	(2,473)	(2,261)	(3,239)
Discounts	-	-	-
Returns	(2,595)	(6,149)	(1,689)
Net revenue	95,016	89,222	107,424

Other digital services
Gross revenue	1,850	-	-
Deductions from gross revenue
Taxes	(160)	-	-
Discounts	-	-	-
Returns	-	-	-
Net revenue	1,690	-	-
Total Digital Services
Gross revenue	101,934	97,632	112,352
Deductions from gross revenue
Taxes	(2,633)	(2,261)	(3,239)
Discounts	-	-	-
Returns	(2,595)	(6,149)	(1,689)
Net revenue	96,706	89,222	107,424
Total
Gross revenue	1,066,479	1,111,739	1,110,157
Deductions from gross revenue
Taxes	(8,456)	(6,431)	(9,292)
Discounts	(14,302)	(8,609)	(38,901)
Returns	(96,303)	(99,071)	(72,281)
Net revenue	947,419	997,628	989,683
Sales	914,266	967,374	971,250
Service	33,153	30,254	18,433
Net revenue	947,419	997,628	989,683

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

25              Costs and Expenses by Nature

	December 31, 2021	December 31, 2020	December 31, 2019
Salaries and payroll charges	(274,581)	(279,523)	(200,621)
Raw materials and productions costs	(185,862)	(216,791)	(238,635)
Editorial costs	(71,705)	(52,794)	(61,281)
Depreciation and amortization	(211,156)	(174,088)	(164,932)
Copyright	(58,885)	(59,597)	(61,975)
Advertising and publicity	(77,655)	(88,965)	(60,416)
Utilities, cleaning and security	(25,505)	(19,499)	(11,869)
Rent and condominium fees	(17,775)	(14,278)	(20,375)
Third-party services	(25,758)	(23,904)	(26,406)
Travel	(8,747)	(8,760)	(12,471)
Consulting and advisory services	(23,395)	(25,269)	(16,028)
Impairment losses on trade receivables	(32,726)	(25,015)	(4,297)
Material	(3,523)	(3,708)	(1,087)
Taxes and contributions	(2,808)	(2,066)	(3,278)
Reversal for tax, civil and labor risks	1,986	2,092	3,325
Provision for obsolete inventories	(22,117)	(4,057)	(6,831)
Income from lease and sublease agreements with related parties	15,939	21,683	-
Other income, net	5,554	4,283	(20,052)
	(1,018,719)	(970,256)	(907,229)
Cost of sales and services	(396,829)	(378,003)	(447,049)
Commercial expenses	(164,439)	(165,169)	(184,592)
General and administrative expenses	(430,279)	(406,352)	(276,427)
Impairment loss on accounts receivable	(32,726)	(25,015)	(4,297)
Other operating income, net	5,554	4,283	5,136
	(1,018,719)	(970,256)	(907,229)

26      Finance result

	December 31, 2021	December 31, 2020	December 31, 2019
Finance income
Income from financial investments and marketable securities (i)	26,719	16,907	1,703
Other finance income	8,921	4,077	3,713
	35,640	20,984	5,416
Finance costs
Interest on bonds and financing	(43,549)	(52,935)	(92,583)
Imputed interest on suppliers	(14,767)	(13,854)	(24,612)
Interest on Loans from related parties	(157)	(3,344)	-
Bank and collection fees	(6,587)	(17,771)	(847)
Interest on provision for tax, civil and labor risks	(34,300)	(13,297)	(41,428)
Interest on Lease Liabilities	(14,984)	(15,077)	(16,312)
Other finance costs	(5,839)	(3,131)	(2,403)
	(120,183)	(119,409)	(178,185)
Financial Result (net)	(84,543)	(98,425)	(172,769)

(i) Refers to income from marketable securities indexed at CDI.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020

27      Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’s customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Services.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

The Digital Services aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil. In August 2021, the Company acquired EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash.  However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	December 31, 2021
	Content & EdTech Platform	Digital Services	Total
Net revenue from sales and services	850,713	96,706	947,419
Cost of goods sold and services	(327,651)	(69,178)	(396,829)
Operating income (expenses)
General and administrative expenses	(413,746)	(16,533)	(430,279)
Commercial expenses	(147,664)	(16,775)	(164,439)
Other operating income	5,469	85	5,554
Impairment losses on trade receivables	(32,344)	(382)	(32,726)
Loss before finance result and taxes	(65,223)	(6,077)	(71,300)
Assets	7,207,084	126,323	7,333,407
Current and non-current liabilities	2,605,351	62,847	2,668,198

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2021 and 2020
	December 31, 2020
	Content & EdTech Platform	Digital Services	Total
Net revenue from sales and services	908,406	89,222	997,628
Cost of goods sold and services	(301,882)	(76,121)	(378,003)
Operating income (expenses)
General and administrative expenses	(387,023)	(19,329)	(406,352)
Commercial expenses	(152,659)	(12,510)	(165,169)
Other operating income	4,283	-	4,283
Impairment losses on trade receivables	(25,015)	-	(25,015)
Profit (Loss) before finance result and taxes	46,110	(18,738)	27,372
Assets	6,848,198	130,072	6,978,270
Current and non-current liabilities	2,141,107	51,847	2,192,953

	December 31, 2019
	Content & EdTech Platform	Digital Services	Total
Net revenue from sales and services	882,259	107,424	989,683
Cost of goods sold and services	(359,730)	(87,319)	(447,049)
Operating income (expenses)
General and administrative expenses	(260,338)	(16,089)	(276,427)
Commercial expenses	(181,681)	(2,911)	(184,592)
Other operating income, net	5,136	-	5,136
Impairment losses on trade receivables	(4,297)	-	(4,297)
Profit before finance result and taxes	81,349	1,105	82,454
Assets	6,055,892	111,902	6,167,794
Current and non-current liabilities	2,955,764	111,947	3,067,711

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers, Additionally, no single customer contributed 10% or more to the Company’s segments revenue for the years ended December 31, 2021, 2020 and 2019.

28      Non-cash transactions

Non-cash transactions for the years ended December 31, 2021, 2020 and 2019 are, respectively: (i) Additions of right of use assets and lease liabilities in the amount of R$ 25,513, R$ 35,925 and R$ 31,177 (Note 16), and, (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 3,481, R$ 3,429 and R$ 34,852 (Note 16) and Accounts payable assumed in the acquisition of SEL, in the amount of R$ 26,876, Redação Nota 1000, in the amount of R$ 7,294, EMME, in the amount of R$ 12,253, De Gouges, in the amount of R$ 451,554, and Pluri, in the amount of R$ 12,347, Mind Makers, in the amount of R$ 13,621, Meritt, in the amount R$ 4,330. (see note 5).

29              Subsequent events

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The Company will pay the total amount of R$16,407, of which R$8,200 was paid in cash on the acquisition date and the remaining amount of R$8,200 to be paid in 2-year installments. The contract has an earn-out clause of R$20,700, which will be paid in 3 installments adjusted by the IPCA, linked to the achievement of performance targets between 2022 and 2025. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’s team will support the development of Vasta’s digital services platform.

The asset allocation is not yet concluded once the Company is working with to determine the assets allocation. See below the summary of the provisional balances at the acquisition date:

Phidelis and MVP
Current assets
Cash and cash equivalents	379
Trade receivables	196
Taxes recoverable	6
Total current assets	581
Non-current assets
Property and equipment	72
Total non-current assets	72
Total Assets	653

Current liabilities
Salaries and social contributions	20
Taxes payable	50
Income tax and social contribution payable	80
Other liabilities	14
Total current liabilities	164
Total liabilities	164
Net assets	489

Acquisition Price	16,407
Goodwill	15,918

