Form 20-F
period 2022-12-31
Vasta Platform Ltd
filed 2023-04-26
CIK 1792829

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Cesar Augusto Silva, Chief Financial Officer
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

The number of outstanding shares as of December 31, 2022 was 18,213,794 Class A common shares and 64,436,093 Class B common shares.

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

Large Accelerated Filer  ☐              Accelerated Filer  ☐              Non-accelerated Filer  ☐              Emerging growth company  ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) : ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

i

ii

Presentation of Financial and Other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Vasta” or the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to Vasta Platform Limited, together with its subsidiaries.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Brazilian Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real”, “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar”, “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

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

  The financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020.

All references herein to “the audited consolidated financial statements” are to the financial statements described above as the case may be, included elsewhere in this annual report.

Our fiscal year end on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022”, relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, or IPO, and, at the time, we were fully owned by Cogna Educação S.A. (“Cogna”).

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão, or B3, with no controlling shareholder, acquired control over Somos Educação S.A., or Somos Educação, and together with its subsidiaries, the “Somos Group”, for R$6.3 billion, which we refer to herein as the “Acquisition”. Following the Acquisition, Cogna began managing Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization (as defined below), came under the direct control of Vasta.

In this annual report, we refer to the reorganization of our K-12 B2B business and the structuring of related subsidiaries (including the Contribution (as defined below)) under Vasta as the “corporate reorganization”.

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

Until the Contribution of Somos Sistemas’ shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Following the Contribution, Saber continued to own and operate, directly or through other subsidiaries, certain K-12 businesses as a subsidiary of Cogna, including the sales of textbooks under the PNLD (Programa Nacional do Livro e do Material Didático), which were separated from Vasta’s business.

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

Share Repurchase Program

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we are entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2022, we had a balance of R$23.9 million or 1,000,000 Class A common shares in treasury.

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

Acquisition of Phidelis

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon completion of the conditions precedent established on the share purchase agreement.

We will pay a total purchase price in the amount of R$22.0 million, comprised of (i) R$8.9 million in cash, paid on the acquisition date, (ii) R$7.6 million to be paid in annual installments over the course of two years, and (iii) a variable R$5.5 million, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026. Both fixed and variable payment to be adjusted by the variation of Extended National Consumer Price Index (“IPCA”) in the period.

Phidelis is a platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’s team will support the development of Vasta’s digital services platform.

For more information on other acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments”.

Investment in Educbank

On July 19, 2022, we acquired a minority interest in Educbank Gestão de Pagamentos Educacionais S.A., or Educbank. Our investment, through our subsidiary Somos, totaled R$87.7 million, for a 45% interest in Educbank, to be paid in four cash installments according to the growth of students served by Educbank. We will have the right to appoint two members (out of six) to the board of directors of Educbank.

Educbank is the first financial ecosystem dedicated to K-12 schools, intended to expand access to quality education in Brazil, through services’ management and financial support to educational institutions by providing payment guaranty to school tuitions. We believe this investment will enable us to capture value potential in the following years, by entering the market for K-12 tuitions payment means, which has a Total Payment Volume (“TPV”) of over R$70 billion per year. Educbank’s services complement our digital services platform, which provides access to data, management tools and now working capital management, releasing time for school partners to focus on delivering education.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2022 as reported by the Brazilian Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Exchange Rates” for more detailed information regarding translation of Reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

We calculate Adjusted EBITDA as Loss for the year plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 24 to the audited consolidated financial statements); (e) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units and (f) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operate in the same segment.

We calculate Adjusted Net (Loss) Profit as the Loss for the year as presented in our Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, further added by (a) Amortization of intangible assets from Business Combination; (b) reversal of tax contingencies incurred prior to the acquisition of Somos-Anglo; and (c) tax effect of 34% generated by the aforementioned adjustments.

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

For a reconciliation of our non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Reconciliations for Non-GAAP Financial Measures”.

Special Note Regarding ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non‑accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12‑month period between October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to our schools for their convenience in the last calendar quarter of each year, so that our schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenue relating to the following school year relating to the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenue in our statements of income, especially in view of our recent growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students”, that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4‑year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a 4‑year contract with us to provide one of our Core & EdTech platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, not US$40,000. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted.

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

Forward-Looking Statements

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “is designed to”, “may”, “predict”, “continue” “estimate” and “potential”, or the negative of these words, among others.

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
  inflation, appreciation and depreciation of the real against the U.S. dollar;
  general economic, financial, political, demographic and business conditions in Brazil, (including the impact of the current international economic environment) as well as any other countries we may serve in the future and their impact on our business;
  the political climate leading up to and the political climate following the outcome of the 2022 presidential elections in Brazil;
  our ability to implement our business strategy and expand our portfolio of products and services;
  our limited operating history in new business segments on which we have not been focused in the past, such as providing our services to schools in the public sector, including with respect to different rules and regulations that may apply to us;
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
  negative impact of health crises, epidemics or pandemics, such as the COVID-19 pandemic and government measures taken in response thereto;
  the interests of our controlling shareholder;
  changes in government regulations applicable to the education industry in Brazil;
6

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
  other factors that may affect our financial condition, liquidity and results of operations; and
  risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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
8

  We may be subject to penalties under Anti-Corruption Laws. We have in the past engaged in, and continue to maintain, relationships with a number of public entities. Any conduct by our employees or agents with public officials in any manner that fails to comply with our code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations.
  Our operations and results may be negatively impacted by health crises, epidemics or pandemics. Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could materially adversely impact our business depending on several continuously evolving factors that are difficult to predict and, in many instances, are beyond our control, including, but not limited to, the negative economic impact of the pandemic on general economic activity, the actions taken by governments, businesses and individuals in response to the pandemic, the recovery of economies and demand for our products following the end of the pandemic and our ability to keep our costs consistent with changes in demand for our products and services.
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

Summary of Risks Relating to Brazil

  The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy, which may negatively affect our business and financial performance. Future governmental policy and regulations may adversely affect our operations and profitability. Moreover, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. We cannot predict which policies the newly elected president will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy.
  The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares. The recent economic and political instability in Brazil caused by a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy, has led to a decline in market confidence in the Brazilian economy and a government crisis. Furthermore, since the results of the presidential election have been announced and as of the date of this annual report, certain groups formed by supporters of the defeated candidate (the former president of Brazil, who sought reelection) have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any potential threat to the democratic system or the counting of ballots may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.
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
  Inflation and certain measures by the Brazilian government to curb inflation could have an adverse effect on our business and the price of our Class A common shares. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets, which may adversely affect us.
9

Summary of Risk Factors Relating to Our Class A Common Shares

  Our parent company, Cogna, owns 100% of our outstanding Class B common shares, which represent 97.3% of the voting power of our issued share capital and 78.0% of our total equity ownership. Accordingly, Cogna controls all matters requiring shareholder approval, limiting our ability to influence corporate matters. Moreover, so long as Cogna continues to beneficially own a sufficient number of Class B common shares, even if Cogna beneficially owns significantly less than 50% of our outstanding share capital, Cogna will be able to effectively control our decisions.
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

We use complex proprietary IT systems and products, which Cogna shares with us, to support our business activities, including customer-facing systems, back-office processing and infrastructure. We also contract with datacenter service providers to host certain aspects of our platform and content. Our operations depend, in part, on the ability of our providers to protect their facilities against damage or interruption caused by natural disasters, power cuts, telecommunications breakdowns, criminal acts and similar events. Peak traffic, natural disasters, acts of terrorism, vandalism or sabotage, facility shutdowns on short notice, or other unforeseen problems relating to our service providers’ facilities, could result in prolonged interruptions in the availability of our platform, which could lead to customer dissatisfaction, damaging our reputation and our business.

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

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. During the years ended December 31, 2022 and 2021, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely and we continue to allow remote work even after the pandemic. This will require us to continue relying on remote-access information technology systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks could adversely affect our ability to conduct our business may be adversely impacted. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. The theft of data from our customers may subject us to significant fines and penalties, adversely affecting our results of operations and damaging our reputation.

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

Our business is subject to seasonal fluctuations, which may cause our operating results to vary from quarter‑to‑quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

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

In addition, our cash flows are affected by our customer conversion rate, which is measured from the moment of first contact with a customer or when a customer enters our target list (that is, when our commercial team identifies contracts nearing termination or when customers raise complaints or dissatisfaction with their service level) until formalizing an agreement, which generally takes three to four months. As part of our sales efforts, we incur significant expenditures, including expenses related to revision of credit terms and collaterals with main customers, commercial efforts to maintain frequent and meaningful interactions with certain target customers, including through meetings dedicated to evaluating and testing our platform, promotional events for our target customers, distribution of product samples, guided tours of our business units, and exhibitions at industry fairs. These costs also generate quarterly fluctuations in our cash flows, which could result in annual volatility and have an adverse effect on our liquidity. As our business grows, or if our business were to stop growing or we lost customers, these fluctuations could become more pronounced.

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

We are exposed to significant inventory management risks, which could adversely affect our operating results due to the continued effects of events such as the Russia-Ukraine war and persistence of the COVID-19 pandemic on global supply chains and inflation, such as: (1) rapid changes in product cycles; (2) changes in consumer tastes as a result growth in online learning; (3) changes in consumer demand and consumption patterns; (4) seasonality caused by new school closures as a response to potential virus outbreaks; and (5) launch of new products delayed as a result of school closures. We may not forecast seasonality and product and consumer trends in a manner to accurately manage our inventory needs, and demand for products could change significantly between the time we build our stock of inventory and the time we deliver our products.

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

While our businesses are managed and financed independently from our parent company, Cogna, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to Cogna might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with Cogna, and the reimbursement to us by Cogna for such shared expenses may not be sufficient to meet our actual costs.

We are party to a cost-sharing agreement with Cogna for certain administrative expenses, such as those related to corporate, legal and accounting activities, which we refer to as overhead expenses. Under this cost-sharing agreement, we are required to pay our proportional share of overhead expenses based on our revenue as a share of the Cogna group’s aggregate revenue. Cogna may incur increased overhead expenses in the course of its operations that cannot be allocated directly in a unique operation within the Cogna group and may not be directly related to our operations, whether due to increased acquisition activities, as part of corporate restructurings, or for operations generally, which would result in an increase in the overhead expenses we would be required to pay under the cost sharing agreement, and a corresponding increase in our general and administrative expenses, without corresponding benefits to our operations, which could have an adverse effect on our results of operations.

Moreover, we share certain logistics-related expenses with Cogna, and there may be cases in the future in which the reimbursement of such shared expenses that may be paid to us by Cogna may not be sufficient to cover expenses actually incurred by us in respect of logistics services benefitting Cogna, which would cause us to bear a disproportionate share of such expenses, thereby having an adverse effect on our business and results of operations.

Misuse of our brands or other actions carried out by other companies controlled by our parent company, Cogna, may damage our business and our reputation due to certain of our brands being shared with other businesses controlled by Cogna.

Several of our brands are shared between us, Cogna and other companies that are controlled by Cogna, which operate in different markets from ours (such as postsecondary education and the operation of certain other K-12 curriculum business separate from ours), and the misuse of these shared brands or actions taken by such companies could negatively affect our reputation, which could have an adverse effect on our business and results of operations. In November and December 2019, we entered into certain brand sharing agreements with Cogna, but these agreements may not assure uninterrupted and conflict-free use of our brands. If we lose the right to use these brands or become subject to restrictions in the use of our brands, our business and results of operations could be adversely affected. Some of the brands we will use in our business are owned by subsidiaries of Cogna, for which we were granted a license to use pursuant to certain agreements. Nevertheless, such agreements may not ensure uninterrupted use of these brands and do not guarantee that we will not be subject to future conflict related to the use of these brands. Any conflict that arises out of the use of our brands could adversely affect our business and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 3,000 agreements with third party authors with respect to educational content. We own approximately 525 trademark registrations, including the trademarks and logos of “Vasta”, “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação”, “Plurall” and “MindMakers”, among others. We also have approximately 40 pending trademark applications in Brazil and four in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor by Cogna). As of the date of this annual report, we owned approximately 130 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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
15

  any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;
  we will not lose the ability to assert our intellectual property or proprietary rights or to license our intellectual property or proprietary rights to others;
  the texts and illustrations by third parties contained in the literary works that we sell have all been licensed and approved for use by us; or
  we will not be adversely affected in case Cogna is subject to any liabilities related to literary works used in their other business and that are also used by us.

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

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringe, misappropriate or otherwise violate their intellectual property or proprietary rights, including with respect to our publications. We cannot guarantee that we are party to enforceable agreements with all the counterparties that have purportedly assigned copyrights or other intellectual property rights to us, in which case we could be subject to legal proceedings and the payment of significant fines for unauthorized use of intellectual property. In addition, many companies, including various “non-practicing entities” or “patent trolls”, are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

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

We intend to expand our operations to the public school segment in Brazil, which may not be successful and which will expose us to additional risks.

Starting in the first half of 2023, we plan to begin offering our products and services to clients in the public sector, in addition to our existing private school client base. We believe that our broad portfolio of core content solutions, digital platform and complimentary services will allow us to access a public school market in need of the solutions we have developed over the years. Accordingly, we have taken certain steps to (i) create what we believe to be an attractive portfolio of products and services, focused on state secretariats for education; (ii) allocate managerial and financial resources for this new business initiative; and (iii) implement certain business-generating and marketing strategies for the public sector.

However, we have a limited operating history for the new business in the public school segment, as it has not been an area of focus of our business historically. Different rules and regulations may apply to the contracts we may enter into with federal, state or municipal public schools, which could expose us to risks that we are not ordinarily used to, including with respect to the education strategy adopted at different levels of government and any applicable special purchase regimes, payment retention rights of governmental counterparties and restrictions in the participation in public bidding processes. As a result, we may not develop or continue to grow as expected, we may not generate a sufficient level of revenues in line with our forecasts, and operating a new business unit may distract our management from our core business unit, which could have an adverse effect on our financial condition and results of operations.

For more information on our plans to expand our business into the public school sector, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—New Business Unit”.

A significant increase in late payment and/or default in the payment of amounts due to us by our customers and a significant increase in attrition rates of students among our customers may adversely affect our revenue and cash flow.

Our customers may face financial difficulties and, in certain cases, insolvency or bankruptcy. A decrease in our customers’ revenues (due to a decline in enrollment as a result of a decrease in disposable income of families enrolled at our partner schools) could have an adverse effect on the ability of our existing and prospective customers to pay our tuition fees and/or trigger an increase in attrition rates. A significant increase in late payment or default by our customers could have a material adverse effect on our revenue and cash flow, thereby affecting our ability to meet our obligations. As of December 31, 2022, our impairment losses on trade receivables balance was R$69.5 million, an increase of R$23.0 million from R$46.5 million on December 31, 2021. As of December 31, 2021, our impairment losses on trade receivables balance was R$46.5 million, an increase of R$14.4 million from R$32.1 million on December 31, 2020. Our impairment losses on trade receivables as of December 31, 2022, 2021 and 2020 represented 5.5%, 4.9% and 3.2% of our net revenue from sales and services as of each period-end, respectively. An increase in the rate of impairment losses, or other defaults by our customers, could have an adverse effect on our business and financial condition.

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

In addition, part of our revenue has come from the sale of education solutions to municipal governments within several states of Brazil, and such public entities may delay payments or even default in payment. Any such payment delay or default would result in further delays in our receipt of payment, as we would be required to seek a special judicial order (precatórios) under Brazilian law to enforce our rights to receive payment. This special judicial order is a formalization of a payment due by the Brazilian Public Treasury issued as a consequence of a final or unappealable judicial decision. Furthermore, enforcement for the collection of debts due by the Public Treasury are not processed by the attachment of assets owned by the public entities, but by the issuance of a payment order for the inclusion of the debt in the public budget, further delaying the timing of any payment. Late payments or defaults by such public entities could have a material adverse effect on our revenue and cash flow.

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
18

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

We have in the past engaged in, and continue to maintain, relationships with a number of public entities, both through contracts and public tenders, including under the PNLD (in which Vasta no longer participates, as this operation is now carried out through another subsidiary of Cogna), through the provision of services and the sale of products, solutions and educational content to public entities (including in connection with the sale of educational content to public entities for the purpose of obtaining licenses and permits required for our operations (such as operating permits, fire inspections and education sector regulatory licenses, among others). Moreover, we intend to expand our business into the public school segment in Brazil and, as a result, we expect to become regular participants in public tenders and government contracts, which could cause increased public scrutiny relating to compliance with bidding processes regulations, such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal), and anti-corruption laws in Brazil and other applicable jurisdictions.

We train our employees to comply with the rules set forth in the code of conduct and anti-corruption manual of Cogna, which set out policies and rules for proper dealings with public officials for purposes of our compliance with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA. However, there can be no assurance that all of our employees and agents acting on our behalf who may have contact with public officials will fully comply with our policies, or that our policies will be fully effective in preventing non-compliance with applicable law, which could lead to our failure to comply with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law or the FCPA. Any conduct by our employees or agents with public officials in any manner that fails to comply with Cogna’s code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings, fines, penalties, loss of regulatory licenses, disgorgement of profits, loss of tax benefits and damage to our reputation and image, any of which would have an adverse effect on our business, financial condition and results of operations.

Certain students enrolled at our partner schools may not generate meaningful revenue because of the reutilization of printed teaching materials.

In recent years, we have seen a growing increase in the reuse of printed teaching materials by families who use the same printed material for more than one child, even though we update these materials annually, which has an adverse effect on our revenue. We call this phenomenon “sales drop” or “reuse”. Because the reuse of materials results from family behavior combined with the list of materials adopted by our partner schools, we are unable to control or mitigate the sales drop effect. We cannot predict any future sales drop or its potential impact on our revenue and operating results.

The Saraiva brand is owned by Saraiva Gestão de Marcas S.A., a company that is jointly owned by our parent company, Cogna, and third parties that are not part of the Cogna group. Any conflict with these parties could have a negative effect on our business.

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 36%, 25% and 26% of the net revenue from sales and services of our textbook revenues in 2022, 2021 and 2020, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 8.2%, in 2022, 6% in 2021 and 6% in 2020. Saraiva Gestão de Marcas S.A. is jointly owned by Cogna and third parties who are not controlled by us or Cogna. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

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

As of December 31, 2022, we had total outstanding bonds and financing of R$842.9 million compared to R$831.2 million as of December 31, 2021, comprising (i) private debentures issued by Somos Sistemas to Saber and Cogna (as creditors) bearing interest at an average annual rate of CDI plus 1.0% and CDI plus 2.4%, with semi-annual coupon payments and a bullet repayment at maturity in August 2023 and September 2025; and (ii) debentures issued by Somos Sistemas to third parties bearing interest at an average annual rate of CDI plus 2.3%, with semi-annual coupon payments and a bullet repayment at maturity in August 2024. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”. Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

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

As of December 31, 2022, we had accumulated tax losses carryforwards of R$422.2 million which are available as offsetting credits against future taxable profits compared to R$307.3 million as of December 31, 2021. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. The Company's historical tax losses is driven mainly by the tax amortization of goodwill and the amortization of intangibles generated by the business combination originated in 2018. In accordance with Brazilian tax regulation, tax losses carryforwards have a limitation for use to a 30% of taxable profit generated in the year and does not expire. According with the Company´s estimate, the realization of deferred tax asset is expected to start in 2026, after the end of amortization of goodwill for tax purposes and intangibles generated by business combination originated in 2018, and is expected to be utilized over an extended period of time. The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6 year period beginning in 2026. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates”.

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a product designed to bring the same level of profitability and loyalty as our learning systems. In 2022, 2021 and 2020, revenues from PAR Platform contracts accounted for 11.3%, 16.6% and 14.6%, respectively, of our total ACV Bookings (subscription business). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 88% of PAR Platform contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR Platform contracts already considers the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.50 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 50 students purchase a new book, and 50 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

Our results may be negatively affected by the return rates on our textbooks.

To increase the availability of our textbooks for purchase by schools and students, our textbook sales (both through PAR Platform and as spot sales) are carried out through numerous channels, such as bookstores, schools, large retailers, distributors and e-commerce sellers. Each of these distribution channels has a unique return policy, which can result in returns ranging from 10% to 50% of the total purchased amount during a given sales cycle. Our textbook sales are concentrated during the period from November to March. From April to June, the sales channels can return any unsold inventory to us. We are unable to assure that future return rates will be consistent with historical return rates. An increase in the volume of returns in excess of our expectations could have an adverse effect on our results of operation and financial condition.

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

We may be unable to convert spot market book sales into long-term contracts, either through the adoption of our learning systems or PAR Platform solutions, which could have an adverse effect on our future growth.

Traditionally, certain schools with which we have done business choose to buy only selected books from us in the “spot book market”. These schools do not have long term contracts with us, and we are unable to predict how their spot purchases will impact our revenue. Part of our growth strategy is based on converting spot book market sales into long-term contracts by having the relevant school adopt one of our learning systems or PAR. If we are unable to convert spot market sales into long-term contracts, we may not meet our growth targets, which could have an adverse effect on our prospects, our revenue and cash flow.

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

We are a pure holding company, and our activities are carried out by our subsidiaries. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses, to comply with our financial obligations and to potentially pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares”, and “—The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares”. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders, or that the Brazilian federal government will not impose legal restrictions on, or impose taxes on, the distribution of dividends by our subsidiaries.

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

In the case of further grants of stock options or restricted shares, our shareholders will be subject to further dilution. For additional information about our share option plan or restricted share plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan”.

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. During the year ended December 31, 2022, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program.

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

We are subject to the General Personal Data Protection Law (Lei Geral de Proteção de Dados) (as amended), or the LGPD. As a result of any failure to comply with the LGPD or occurrence of cybersecurity incidents, we may be subject to the following penalties: (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2.0% of our company’s or our group’s revenue up to a limit of R$50.0 million per infraction, (3) disclosure of the violation after its occurrence is duly verified and confirmed, and (4) blocking and erasing the personal data involved in the violation.

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

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), our accounting personnel and other resources are not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of the consolidated financial statements for the year ended December 31, 2022, our external auditors obtained an understanding of the internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002. During this process, material weaknesses in our internal controls over financial reporting as of December 31, 2022, were identified, which were communicated to management. A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Material weakness have been identified related to the Company’s control environment, risk assessment, information and communication, and monitoring activities resulting in material weaknesses related to the ineffective design, implementation, and operation of (1) general information technology controls (GITCs) in the areas of user access, program change-management and computational operation over information technology systems and operational supporting systems that support the Company’s financial reporting processes, as well as the completeness and accuracy of reports used by the Company, which resulted in business process controls that are dependent on the affected GITCs also being considered ineffective because they could have been adversely impacted; and (2) failure of management review controls related to reconciliations, the consolidation, the financial statements, including applicability of required disclosures and the review and approval of journal entries.

We are adopting several measures that will improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. For management´s remediation efforts related to identified material weakness see “Item 15. Controls and Procedures—B. Management´s annual report on internal control over financial reporting”.

After our initial public offering, we became subject to the Sarbanes‑Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls over financial reporting as well as our disclosure controls and procedures starting on December 31, 2021. Further testing in 2022 has revealed additional deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and may render our internal controls over financial reporting ineffective.

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

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day‑to‑day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.

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

Penalties may be imposed by the branches of the Consumer Protection and Defense Foundation (Programa de Proteção e Defesa do Consumidor), or PROCON, or by the National Consumer Department (Secretaria Nacional do Consumidor), or SENACON. Companies can reach agreements for complaints submitted by consumers to PROCON branches by paying an indemnity directly to the consumers or through a mechanism that allows them to adjust their conduct, called a Conduct Adjustment Agreement (Termo de Ajuste de Conduta), or TAC. Any indemnities or TACs could adversely affect our reputation and financial situation.

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

Our operations and results may be negatively impacted by health crises, epidemics or pandemics.

Public health outbreaks, epidemics or pandemics, could materially adversely impact our business. For example, the COVID-19 pandemic adversely affected our business, results of operations and financial condition, particularly in 2021 and 2020. School closures in Brazil impacted the number of schools and students that used our products, and the aggregate effect of other restrictive measures in Brazil resulted in a decrease in production of our learning materials, a temporary closure of our distribution centers (and reduced operations once reopened), and the cessation of operation of certain transportation companies for undetermined periods. The unemployment levels in Brazil increased during the COVID-19 pandemic, resulting in a decrease in incomes which affected enrollment levels at our client schools. As a result, COVID-19 and the measures taken to address the pandemic, had an adverse effect on our business and results of operations. The potential impact of any future health outbreak, epidemic or pandemic, and the measures that may be taken to control such outbreak, cannot be predicted and are beyond our control and it is possible that any such future outbreak could have an adverse effect on our business and results of operations.

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
28

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

We are, and may be in the future, party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, students and faculty members, as well as from competition and tax authorities, especially with respect to civil, tax and labor claims. For instance, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the amount of R$0.6 million that we understand to be their responsibility, and which are disputed by the sellers. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions in material legal proceedings may adversely affect our results of operations, reputation and the price of our Class A common shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

We may not be sufficiently protected by our parent company, Cogna, against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future.

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with Cogna whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization held by Cogna Group, for up to R$180.4 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. However, this indemnity agreement does not prevent our assets being subject to certain legal restrictions, such as the freezing of our bank accounts, which could require additional reimbursements or further legal action to release our assets, and we cannot guarantee that the indemnifying party will take such actions on a timely basis, or at all, which could have an adverse effect on our business and financial condition.

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

We currently sell products and services to government agencies, which subjects us to certain penalties if we do not satisfactorily fulfill our agreements with government agencies or if the agreements are terminated early and we may be subject to liability for prior sales to government agencies in connection with activities undertaken in the past by our affiliates or subsidiaries of our parent company, Cogna.

We may be held responsible in the future for past business operations that we no longer undertake, such as the sale of teaching material to the federal government under the PNLD. We no longer do business under the PNLD, but we may be subject to certain liabilities, including in connection with applicable anti-corruption laws, for past dealings. While Cogna agreed to indemnify us against certain contingent liabilities, including certain past dealings with government agencies, as part of our corporate reorganization, there can be no assurance that the indemnification agreement with Cogna will fully protect us against potential legal proceedings or government actions, which could have an adverse effect on our business, our reputation, our financial condition and results of operations.

We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.

As of December 31, 2022, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$651.2 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional) and MindMakers, among others. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with Cogna, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that was held by Cogna Group, for up to R$180.4 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies up to the date of this annual report, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. We cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by Cogna would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by Cogna, our business and results of operations will be negatively affected.

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

Salaries and payroll charges account for a significant component of our total expenses (which are allocated to the cost of goods sold and services, general and administrative, and commercial expenses lines on the consolidated statement of profit or loss). Salaries and payroll charges for the year ended December 31, 2022 were R$281.9 million, representing 23.8% of the total expenses of R$1,183.7 million. For the year ended December 31, 2021, salaries and payroll charges were R$274.6 million, or 27.0%, of our total expenses of R$1,018.7 million. For the year ended 2020, salaries and payroll charges were R$279.5 million, or 28.8%, of our total expenses of R$970.3 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

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

We may be adversely affected by legal proceedings involving our parent company, Cogna, or members of its management.

Cogna is party to legal proceedings that could subject it to financial liability. If Cogna fails to pay fines or penalties assessed in any such proceedings when due, its equity interest in subsidiaries, including us, could be seized in satisfaction of such obligations. Any condemnation of other companies controlled by Cogna could also adversely affect the price of our shares. Moreover, management of our operations could be adversely affected if any member of management of Cogna is subjected to imprisonment or restriction on liberty pursuant to any court order, which could have an adverse effect on our business, results of operations and financial condition.

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

In the event of liquidation proceedings involving a company of the Cogna group, Brazilian courts may consider our assets and liabilities to be unified within the scope of such liquidation proceedings as if they belonged to a single company on a consolidated basis (Teoria da Consolidação Substancial), allocating our parent net investments to pay creditors of Cogna or other companies in our group. If this happens, the value of our shares may be adversely affected.

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

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In March 2021, a Brazilian Federal Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inacio Lula da Silva. As a result of this ruling, President Luiz Inacio Lula da Silva recovered his political rights, ran for office in the 2022 presidential elections in Brazil and got elected for a third four-year term starting January 1, 2023.

Since the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. On January 8, 2023, thousands of supporters of former President Jair Bolsonaro invaded Brazil’s Congress, presidential offices, and supreme court, among other government buildings in Brasília, Federal District. Any potential threat to the democratic system or ballot counting may result in the deterioration of the political environment and, consequently, affect the confidence of investors and the general public.

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
  changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and
  other political, diplomatic, social and economic developments in or affecting Brazil; and
  government incentive to invest in public school as we intent to grow through a Business-to-Government (“B2G”) business model.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Brazilian Macroeconomic Environment”.

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

The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

The Brazilian federal government has proposed the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2023 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government continues to incur significant levels of debt to finance measures to combat the COVID-19 pandemic and its effects on unemployment, healthcare, school evasion and other areas, which is expected to increase the Brazilian budget deficit. Furthermore, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. We cannot predict which policies the Brazilian government will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy. The uncertainties regarding the Brazilian government’s ability to implement its agenda, can contribute to economic instability and increase the volatility of the Brazilian securities market. In addition, since the results of the presidential election have been announced and as of the date of this annual report, certain groups formed by supporters of the defeated candidate (the former president of Brazil, who sought reelection) have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any potential threat to the democratic system or the counting of ballots may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.

Any such new policies or changes to current policies, including measures to combat future waves of the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 5.8%, 10.1% and 4.5% for the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil and led the IPCA for the year ended December 31, 2022 to end at a lower level than 2021, although still significantly higher than the 3.5% targeted level for 2022, as set by the Brazilian Central Bank pursuant to the applicable law. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares.

One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 13.75% as of December 31, 2022. As of the date of this annual report, Brazil’s official interest rate was 13.75%. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.580 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019 and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3%, 1.8% and 1.2% in 2017, 2018 and 2019. Brazilian GDP contracted 3.3% in the year ended December 31, 2020 and grew 5.0% in the year ended December 31, 2021. Brazilian GDP grew 2.9% in the year ended December 31, 2022. Growth is limited by COVID-19’s lasting effects in relevant economy sectors, such as services and industry, which have been highly impacted by the lack of government effective measures in health and economy in general, such as the lack of consistent social contributions from the Brazilian government. All of such factors are aggravated by infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions, and, beginning in 2020, the impact of the COVID-19 pandemic. These uncertainties adversely affected us and the market value of our securities. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Eastern Europe, and particularly with respect to the ongoing conflict in Ukraine. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO”. Following Russia’s invasion of Ukraine beginning on February 21, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks have also been removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russian banks being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as in an increase in energy and commodity prices globally. Should the conflict continue to escalate, markets may face continued volatility as well as economic and security consequences, including, but not limited to, supply shortages of different kinds and further increases in prices of commodities, including piped gas, oil and agricultural goods, among others.

Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that has not entirely recovered from the disruption to global supply chains caused by the COVID-19 pandemic. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

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
37

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

Certain Factors Relating to Our Class A Common Shares

Our parent company, Cogna, owns 100% of our outstanding Class B common shares, which represent 97.3% of the voting power of our issued share capital and 78.0% of our total equity ownership, will continue to control all matters requiring shareholder approval. Cogna’s ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2022, Cogna controls our company, owning 78.0% of our issued share capital, through its beneficial ownership of all of our outstanding Class B common shares, and consequently, 97.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Cogna will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Cogna will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Cogna may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Cogna’s decisions on these matters may be contrary to your expectations or preferences, and Cogna may take actions that could be contrary to your interests. Cogna will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

So long as Cogna continue to beneficially own a sufficient number of Class B common shares, even if Cogna beneficially owns significantly less than 50% of our outstanding share capital, Cogna will be able to effectively control our decisions. If Cogna sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if Cogna sells or transfers them means that Cogna will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

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

The price of our Class A common shares may be subject to changes in the price of the shares of Cogna, our parent company.

Cogna is a public company and listed in Brazil on the B3. Accordingly, investors may choose to value our Class A common shares considering the business group as a whole, and not just our business on its own. Consequently, any change in the price of the shares of Cogna, whether due to factors such as business decisions, the macroeconomic situation in Brazil, the publication of financial results, or otherwise, may negatively affect its market value and, therefore, have an adverse effect on the price of our Class A common shares.

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

The dual class structure of our common stock has the effect of concentrating voting control with cogna; this will limit or preclude your ability to influence corporate matters.

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

This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights”.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 16G. Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law”.

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

In addition, according to Section 303A of the Section 5605 of the Nasdaq equity rules listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we do, follow home country practice in lieu of the above requirements. For more information, see the section “Item 16G. Corporate governance—Principal Differences between Cayman Islands and U.S. Corporate Law”.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

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

The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

ITEM 4. INFORMATION ON THE COMPANY
A.              History and Development of the Company

Our History

Our business is the result of several value-added acquisitions and in-house development of solutions throughout the years, and we have a solid track record in the educational market that traces back to the beginning of the century. The solutions presented below were integrated one by one in a thorough process, resulting in what is now a one-stop-partner provider to schools with an unmatchable market offering. Based on our extensive knowledge of private schools given Cogna’s history of owning schools’ operations, additions to Vasta’s platform have enforced cross-knowledge and improvements to take our solutions to the next level. We set forth below the dates each product originally commenced.

Our roots, through Cogna, trace back to 1966 with the creation of the Grupo Pitágoras, a preparatory course for university admission exams. In the 1990s, Cogna developed the Pitágoras educational platform, a replicable teaching and management model, rolling out its educational strategy across Brazil. Starting in 2010, the Cogna group (formerly known as Kroton) began to make significant investments in the postsecondary education segment, always ahead of transformational trends, starting with the acquisition of IUNI Educational S.A., an institution that offered undergraduate and postgraduate programs and that doubled the group’s activities, providing national scale.

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

In 2012, we expanded our scope through “O Líder em Mim”, a pioneering initiative in Brazil designed to promote behavioral change in educators, children and teenagers through the development of socio-emotional skills, helping students take control of their own lives and be a part of social transformation. This program was developed by Franklin Covey Co., in the United States, based on the book “The 7 Habits of Highly Effective People” and adapted for Brazilian children from kindergarten age to ninth grade. O Líder em Mim focuses on using the “7 Habits” system and works on overcoming constrictive paradigms to help students and educators to see situations differently, change their behavior and achieve new and consistent results.

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

In 2017, Somos acquired Livro Fácil, which contributes to the success of the PAR Platform solution, as schools can choose to promote this e-commerce among parents and receive commission for material sold through the platform as opposed to buying and reselling with a markup. As well as selling teaching materials, stationery and literature, Livro Fácil functions as a distribution hub that distributes materials produced by us, as well as from other suppliers that are chosen by our partner schools, placing us as a one-stop-partner for schools.

As a relevant addition to our existing core content solutions, PAR Platform was created in 2017 to engage schools through long-term contracts using digital and printed content based on textbooks. This model benefits educators, that are able to preserve their pedagogical preferences, but at the same time enables them to receive the same level of service and support that is provided through our educational platform. Full flexibility to choose from a variety of books increases loyalty and is a first step for a potential educational platform adoption, if desired by the schools.

In 2018, we developed English Stars, an educational platform for English instruction, purchasing content from Macmillan, thereby complementing our complementary content portfolio. English Stars focuses not only on language instruction, but on English as a means of communication, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art.

In October 2018, Cogna announced the acquisition of Somos as an expansion of its K-12 business and B2B business model, integrating a high-quality full-service provider, with a comprehensive portfolio of solutions and brands serving all segments of the private K-12 education market, broadening our knowledge on core and complementary content solutions.

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

On January 7, 2020, we concluded the acquisition of the entire ownership interest of Pluri Educacional A&R Comércio e Serviços de Informática Ltda., or Pluri, for R$26.0 million. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with our strategy of focusing on the distribution of our operations to another region. The purchase agreement is subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$1.7 million over the life of the earn-out period.

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$23.6 million, subject to certain adjustments related to future results, of which R$10.0 million was paid in cash upon signing the agreement, with half of the remaining amount paid in 2021 (R$3.1 million, as readjusted) and the other half of the remaining balance payable in 2022. During 2021, the operating result targets were not achieved which resulted in a reduction of the original agreed purchase price. The agreement is also subject to certain additional earn-outs, associated with targets tied to revenue and profit, that could increase the purchase price by an additional R$5.4 million over the life of the earn-out period, which is recorded at fair value.

On November 20, 2020, we concluded the acquisition of Meritt, a cutting-edge Brazilian digital assessment platform. The purchase price was R$3.5 million, of which R$3.2 million was paid in cash and R$0.3 million is to be paid in installments that are currently outstanding and accrue interest based on the CDI rate. The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4.0 million over the life of the earn-out period. Meritt had 153 active clients as of December 31, 2020, an increase of 40% compared to 2019, and finished the year with R$1.5 million of revenues. In addition to aggregating a digital solution to the platform, bringing in new clients, and contributing with its experience in data analysis, Meritt will also provide relevant cost synergies with the streamlining of tests and mock exams for the Vasta brands. Meritt’s experience and methodology will help Vasta make new strides in its investments in online and adaptive testing, gaining new ground in assessment customization, as well as allowing for results comparison between all students enrolled in the platform. This methodology will make it possible to more quickly identify each student’s strengths and areas for improvement, with the goal guaranteeing a continuous evolution of their academic results, both in traditional exams and selection processes.

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

On May 27, 2021, we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software. The Redação Nota 1000’s users may choose their essays reviewed under different approaches as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. The consideration transferred was R$11.3 million, of which R$4.1 million was paid in cash and the remaining amount of R$7.3 million will be paid in installments with final due date on December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, we recognized a contingent consideration of R$2.6 million subject to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security, for the years 2022 and 2023.

On August 1, 2021 we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service”. The consideration transferred was R$15.3 million of which R$3.1 million was paid in cash and the remaining amount of R$12.2 million will be paid in installments with final due date on August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index).

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

Additionally, Saber, an affiliate of Cogna, agreed to sell, subject to certain conditions precedent (including, but not limited to, the satisfaction of all conditions precedent for closing of the acquisition of Editora Eleva), up to all of its K-12 schools to Eleva. Following the acquisition of Editora Eleva, Somos Sistemas and Eleva Educação entered into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva Educação, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva Educação, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a 10-year period. The commercial agreement also provides for a commercial discount amounting to R$16.6 million per year, valid for the first 5 years after the execution of the commercial agreement. The consummation of the acquisition of Editora Eleva was completed on October 29, 2021.

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon completion of the conditions precedent established on the share purchase agreement. We will pay a total purchase price in the amount of R$21.9 million, comprised of (i) R$8.9 million in cash, paid on the acquisition date, (ii) R$7.6 million to be paid in annual installments over the course of two years, and (iii) a variable R$5.5 million, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026, and adjusted by the positive variation of the IPCA index in the period. Phidelis is a complete platform of academic and financial management for K-12 schools, providing (i) software licensing and development, and (ii) messaging, retention, enrollment and default management for schools and students. In addition to aggregating a digital solution and bringing in new clients, Phidelis’s team will support the development of Vasta’s digital services platform.

On July 19, 2022, we acquired a minority interest in Educbank Gestão de Pagamentos Educacionais S.A., or Educbank. Our investment, through our subsidiary Somos, totaled R$87.7 million, for a 45% interest in Educbank, to be paid in four cash installments according to the growth in number of students served by Educbank. We will have the right to appoint two members (out of six) to the board of directors of Educbank.

Educbank is the first financial ecosystem dedicated to K-12 schools, focused on improving access to high-quality education in Brazil, through internal management service and which provides financial support to educational institutions by providing payment guaranty to school tuitions. We believe this investment will enable us to capture value potential in the following years, by entering the market for K-12 tuitions payment, which has a TPV of over R$70 billion per year. Educbank’s services complement our digital services platform, which provides access to data, management tools and now working capital management, releasing time for school partners to focus on delivering education.

Our Pre-IPO Corporate Reorganization

Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Other Information—Corporate Events”.

Share Repurchase Program

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. . We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2022 and 2021, we had a balance of R$23.9 million or 1,000,000 Class A common shares in treasury.

Recent Developments

New business unit

Starting in the first half of 2023, we plan to begin offering our products and services to clients in the public sector, in addition to our existing private school client base. We believe that our digital platform and broad portfolio of core content solutions and complimentary services will allow us to access a public school market in need of the solutions we have developed over the years. Our objective in pursuing this expansion is to grow our net revenue and financial results and improve our margin.

Although we have maintained continuous engagement with certain public entities, we intend to augment our participation with public sector education services and become an active player in this segment. Accordingly, we have taken certain steps to (i) create what we believe to be an attractive portfolio of products and services, focused on state secretariats for education; (ii) allocate managerial and financial resources for this new business initiative; and (iii) implement certain business-generating and marketing strategies for the public sector. For information on the risks associated with operating a new business unit, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We intend to expand our operations to the public school segment in Brazil, which may not be successful and which will expose us to additional risks”.

As a result of our increasing engagement with the public sector, we expect to become regular participants in public tenders and government contracts, which could cause public scrutiny relating to compliance with bidding processes regulations such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal). Moreover, any conduct by our employees or agents with public officials in any manner that fails to comply with our company’s code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may be subject to penalties under Law 12,846/2013 or the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Changes in our or our customers’ current regulatory environment could have an adverse effect on us”.

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

B.              Business Overview

Overview

We are one of the leading high-growth education companies in Brazil in market-share, powered by technology, providing end-to-end educational printed and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners. We intend to expand our business to provide products and services to the public school segment in Brazil beginning in the first half of 2023. For more information, see “—A. History and Development of the Company—Recent Developments—New Business Unit”.

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

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a 4.4 times LTV/CAC ratio for the solutions that we characterize as subscription arrangements based on the 2022 sales cycle (from October 1, 2021 to September 30, 2022). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of December 31, 2022, our network of B2B customers consisted of 5,274 partner schools, compared to 4,508 as of December 31, 2021 and 4,167 schools as of December 31, 2020, representing annual growth rates of 16.9% and 8.2%, respectively. As of December 31, 2022, we had 1,589 thousand enrolled students compared 1,335 thousand as of December 31, 2021, and 1,311 thousand as of December 31, 2020, representing annual growth rates of 19.0% and 1.8%, respectively.

We have structured our business as a PaaS, in which we have built complete and integrated platforms of K-12 products and services capable of promoting digital transformation in schools. The solutions we characterize as subscription arrangements are all those based on long-term partnerships with partner schools. These are service contracts in place for the offering of our learning systems or PAR Platform (contained in our core content segment) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment), among others. We characterize these solutions as subscription arrangements because they provide for recurring revenue and business stability, since they consist of long-term contracts with schools (three-year term on average), whereby schools pay an agreed price per student per year in order to access our solutions (whereby we recognize revenue when the customers gain control to the content available through our solutions). This business model, supported by technology, allows for fast growth, and given the “asset-light” nature of our business, we also benefit from favorable operating leverage and positive cash conversion.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 88.7% of the total net revenue from sales and services in the year ended December 31, 2022, 84.8% of the total net revenue from sales and services in the year ended December 31, 2021, and 76.2% of the total net revenue from sales and services in the year ended December 31, 2020.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 11.3% of the total net revenue of our sales and services for the year ended December 31, 2022, 15.2% of the total net revenue of our sales and services for the year ended December 31, 2021 and 23.8% of the total net revenue from sales and services of Vasta in the year ended December 31, 2020.

We have been operating at a net loss over the last three years, primarily due to higher financial costs, as explained in the “Item 5. Operating and Financial Review and Prospects” section. Following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 20.4% CAGR increase in our ACV Bookings from 2019 to 2022. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

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

For Private School Owners and Administrators

Leveraging Cogna’s substantial experience in operating schools, we believe we have gained a differentiated, in-depth understanding of school needs which go beyond best-in-class educational resources to encompass a variety of school management solutions. These include customer relationship management systems, marketplaces for the sale of educational content, digital student acquisition processes and financial and educational management tools. Currently, we offer our Livro Fácil e-commerce for the sale of educational content, but we are working on expanding our offering in this market as we believe a fully integrated platform like we are developing will allow private school owners and administrators to maximize time, access a broader set of information more intelligently, develop new action plans, promote leadership and motivate their teams. As a result, this will allow private school owners to better manage their schools, focusing on improving educational content, solutions and services, while enhancing the school’s reputation and growing revenue.

For Public School Administrators

We believe that our fully integrated platform will allow public school administrators to maximize time, access a broader set of information more intelligently, develop new action plans for improved education outcomes, promote leadership and motivate their teams. Our solutions for this segment will be divided into three main offerings which will include the following features: (i) Core Content: diagnostic evaluation, pedagogical advisory services, and print and digital content; (ii) Opportunity: provision of unified materials aimed at learning recovery, essential skills prioritization (such as Portuguese and mathematics) and preparation for the Basic Education Evaluation System (Sistema de Avaliação da Educação Básica), or SAEB; and (iii) Complementary Solutions: solutions focused on computational thinking, social and emotional intelligence, physical education, foreign languages and financial education.

We believe that the provision of our product and service will allow public school administrators to better manage their schools and prepare their students, focusing on improving educational content, solutions and services, while enhancing the measurable results of education outcomes.

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

Context

The Brazilian education sector is extremely fragmented. Government investments in primary and secondary education are low, which results in a substantial quality difference between public and private schools as measured by success on the ENEM exam. The ENEM exam is extremely important for students’ future opportunities as it is used as a standardized exam for entry to high-quality postsecondary education in Brazil and seen as a public seal of quality. In this scenario, the private K-12 education market generates high aggregate value for parents who want their children to have greater opportunities to enter a high-quality university. We offer high-quality educational services for those customers, with brands known for their academic excellence and a solid track record in academic exams, with our students gaining access to Brazil’s most renowned universities, as well as top ranked universities in the United States such as Stanford, Harvard, Yale and Columbia.

Once ENEM reports students’ results, each student can enroll in the Unified Selection System (Sistema de Seleção Unificada), or “SISU”, and apply through their platform to public universities, who accept incoming students based on students’ rankings. Since January 2022, we had over 13,000 students from our partner schools approved, or 14% of our total high school senior students.

Through our differentiated B2B and B2B2C solutions, we deliver a better learning experience, engaging students in the classroom and offering a unique platform for continuous learning experience after school. Partner schools can choose among our broad portfolio of core content solutions, opting between traditional learning systems or PAR Platform, our textbook-based content solution. This enlarges our addressable market and positions us as a one-stop partner for all private K-12 schools across the country by offering a full stack of solutions through well-known brands with reputation for high quality. Regardless of partner school preferences and necessities, we are able to offer solutions in line with their requirements and reach all types of schools, including through stand-alone textbook sales and recurring content sales through adoption of our learning systems. The chart below shows a summary of product and service consumption preferences among private K-12 schools, highlighting our ability to penetrate the entire market as a consequence of our complete suite of product offerings, including our PAR Platform and printed content solutions.

Methodological Option in the Private Schools
(2022)

Source: Vasta’s internal database (“Lista de adoção”), covering around 85% of Brazilian students in the private market.

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

Our Competitive Strengths

True Partner of Choice for Private K-12 Schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though Cogna, our parent company. As of December 31, 2022, we served 6,892 schools in the K-12 private market, with almost 2.4 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

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
54

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

Private K-12 TAM
in R$billion, 2022

Source: Oliver Wyman 2018 adjusted by inflation

Strong Combination of Content and Technology Teams Dedicated to Enhancing Our Value Proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 94 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 12 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

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
  Headbands that measure brain activity through an algorithm developed at NASA which translates brain wave readings into data on states of attention, so educators can track individual students or entire classrooms through a single dashboard. In 2021, we tested the headbands at 12 schools and with around 377 students. In 2022, we expanded the program to 1.2 thousand students.

Robust Salesforce, Business Intelligence Team and Customer-centric Mindset Lead to Differentiated Go-to-Market Strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 145 educational specialists (which include (i) hunters, responsible for prospecting new clients, and (ii) farmers, responsible for up-selling and cross-selling) and 171 customer support experts, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 17,500 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school.

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
  Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics: As of December 31, 2020 (most recent data available), we had 353 partner schools ranked among the top three schools in their respective municipalities based on their scores in ENEM, of which 179 partner schools were ranked as the best school in their municipality.

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. As of November 25, 2022, we scored 62 and 44 out of 100 possible points for Anglo and pH learning systems, respectively, in a survey carried out by us with our partner schools, and 41 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

In 2022, Plurall was the digital platform with the higher traffic share in the private sector: 30%, 15 percentage points above the second player. Plurall has supported our partner schools and their students with digital tools and contents and helped to deepen the learning process and assessments throughout the hybrid education.

In order to enrich the experience of our clients, Vasta also created in the end of 2021 a Customer Experience (CX) unit, comprising pre-sales, onboarding, post-sales and customer-relationship fronts and tracking the whole journey of our clients. The main purpose of the CX unit is to provide clients with excellent and agile responses to meet their needs, accordingly to their spectrum of products and services.

The Nature of Our Business Model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and high scale, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR Platform and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 88.7% of total net revenue from sales and services in the year ended December 31, 2022, 84.8% of total net revenue from sales and services in 2021 and 76.2% of our total net revenue from sales and service in 2020.

End-to-end solutions provide meaningful unit economic gains: as we continue to strengthen our portfolio of full‑service solutions, our potential to deepen relationships with schools increases through cross-sell and up-sell opportunities, generally at low incremental costs to us and to schools. We believe this leads to lifetime value at low customer acquisition cost (insofar as our up-sell and cross‑sell efforts are successful) while simultaneously increasing customer switching costs.

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

We share the same operational culture as Cogna, and our senior management team has over 100 years of combined experience dedicated to education. As one of the largest education groups in the world, we believe Cogna brings expertise in school operations, a long track record of carrying out mergers and acquisitions and integrating new businesses and technologies, a history of constant evolution and high total shareholder return, effective and transparent communication with shareholders and the market in general, with high levels of corporate governance and a strong drive for innovation.

In recent years, Cogna has successfully completed 20 acquisitions, incorporating R$5.2 billion in net revenue from sales and services (considering the first year of acquired companies’ figures). Particularly, in October 2018, it completed the acquisition of Somos Educação, making a strong move into the K-12 segment in Brazil. Somos Educação also has a unique M&A track record in the Brazilian K-12 industry, completing 11 acquisitions since 2018, in addition to an unerring tradition in the education sector.

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

Our Growth Strategy

Increase Shift towards Solutions We Characterize as Subscription Arrangements within Our Current Customer Base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements to 2.4 million total students as of December 31, 2022, from 1.6 million as of December 31, 2021, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2022, we sold products (including textbooks without subscription) to approximately 2.4 million students from private schools, of which 1.6 million were from schools that had a contractual relationship with us, or 66% of potential students from schools that use our products. To December 31, 2022 from December 31, 2021 and to December 31, 2021 from December 31, 2020, we successfully converted 11.1% (7.6% to PAR Platform and 3.5% to learning systems) and 7.5% (6.4% to PAR Platform and 1.1% to learning systems), respectively, of schools without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the year ended December 31, 2022, net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 88.7% of our total net revenue from sales and services, an increase in total contribution in total net revenue from sales and services when compared to 84.8% and 76.2% of our total net revenue from sales and services of Vasta and the Predecessors in the year ended December 31, 2021 and 2020, respectively.

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

  As of December 31, 2022, only 11.1% of our student base used both our core and socio-emotional solutions; and
  As of December 31, 2022, only 4.7% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of December 31, 2022, we had 2.0 million enrollments in our solutions (1.6 million in core content and 0.4 million in complementary solutions), considering each student at each solution as an enrollment. Through cross-selling and up-selling across both our Content & EdTech Platform and Digital Platform, we believe we are able to capture up to 6.0 million new enrollments, totaling a potential of 8.0 million students enrolled in our ecosystem (including core content, socioemotional content, languages, STEAM and other academic content).

Grow Our Base of Partner Schools

Our sales force will continue to pursue greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 36% of private K-12 students in Brazil and 12.3% of the TAM for core education estimated for 2022. We intend to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

We intend to expand our reach of partner schools to schools in the public sector. We believe that our digital platform and broad portfolio of core content solutions and complimentary services will allow us to access a public- school market in need of the solutions that we have developed over the years. Our objective in pursuing this expansion is to grow our net revenue from sales and service and Adjusted EBITDA and improve our Adjusted EBITDA margin. Accordingly, we have taken certain steps to (i) create what we believe to be an attractive portfolio of products and services, focused on state secretariats for education; (ii) allocate managerial and financial resources for this new business initiative; and (iii) implement certain business-generating and marketing strategies for the public sector.

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

Since 2020, we acquired SEL, EMME and Phidelis, in addition to a minority interest in Educbank, which, together with Livro Fácil, will form the base of our digital services strategy, in particular with respect to the delivery of administrative digital solutions. With the expansion of our scope and product and service offerings through our platform, our total addressable market (TAM) could increase even further.

Our Addressable Market and Opportunity for Growth

According to a 2018 report by Oliver Wyman (as adjusted by inflation until December 31, 2022) that was commissioned by us, the TAM for our Content & EdTech Platform and Digital Platform for private schools in Brazil was R$25.3 billion (or R$31.6 billion, as adjusted by inflation) segregated between: (1) R$6.0 billion for core content (or R$7.9 billion, as adjusted by inflation); (2) R$6.4 billion for complementary education solutions (or R$8.4 billion, as adjusted by inflation); and (3) R$12.9 billion (or R$15.3 billion, as adjusted by inflation) for digital platform. Oliver Wyman expects that our TAM will more than double by 2030, reaching R$54.0 billion, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2022, we estimate we captured approximately 12.3% of the TAM for core content and 1.7% of the TAM for complementary education solutions (which is included in our Content & EdTech Platform segment) and 0.4% of the TAM for our Digital Platform segment, which we believe represents significant growth opportunity.

With 47.4 million students enrolled in private and public schools in 2022 according to Censo Escolar 2022, Brazil’s K-12 education segment is significantly larger when compared to other players around the world; Brazil’s K-12 students account for 23% of the total population, while in the United States, students enrolled in private and public schools account for 16% of the total population (considering an estimate of 53.9 million students attending school in fall 2019), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in “—Industry Overview”.

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

Limited Internal Management and Administrative Solutions for Schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2022, there were approximately 41,011 private schools in Brazil as of 2022, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

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

We believe our business model is comprehensive, differentiated and focused on the needs of our customers, offering operational efficiency and profitability. We are an educational platform powered by technology, and our centralized, intelligent and standardized management processes enable a 360-degree view of student performance and school capabilities, generating efficiency and quality for the school system. All of our back-office support activities are easily scalable and efficiently shared among all our corporate structure. Cogna is known for its focus on growth and student success, constant evolution, leadership, efficiency, innovation, proficiency in the integration of acquisitions and for the quality of its management.

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

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. In this context, we have decided to serve the private school segment through both B2B2C and B2B business models. Through our Content & EdTech Platform, a multi-brand, tech-enabled platform, with the flexibility and quality required to satisfy customer needs through printed and digital format and made available through a model we characterize as subscription arrangements or direct sales to students or parents, serving as an entry point for subsequent conversion into a model we characterize as subscription arrangements. Through our Digital Platform, we currently offer our Livro Fácil e-commerce, but plan to expand our portfolio to cater to all other school needs aside from education, aiming at increasing efficiency and quality. Moreover, we intend to expand our business into the public school segment in Brazil. Our mission in this segment will be to assist public schools and administrators to be more efficient, support digital transformation and provide high-quality content conducive to high performance. We plan to serve the public school segment through a Business-to-Government (“B2G”) business model.

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

In 2022, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 91.3% and 8.7%, respectively, of total net revenue from sales and services, compared to 89.8% and 10.2%, respectively, of total net revenue from sales and services in 2021, and 91.1% and 8.9%, respectively, of total net revenue from sales and services in 2020.

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

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$430 for Maxi to R$861 for Anglo, catering to a wide range of customers, as further detailed below.

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

Products and Services

Core Solutions

Our core content solutions are usually the first decision made by our clients to establish a partnership with us. To offer the best for our partner schools, we provide a complete and integrated portfolio of educational core solutions that cover all segments related to private K-12 education, either as bundled offers or as standalone products. Our bundles include, in particular, content solutions in different methodologies (traditional learning systems, PAR Platform and textbooks), digital learning services and continuous teacher training.

Traditional Learning systems, PAR Platform and Textbooks

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

  Anglo: with a “Class given, class studied” approach, Anglo always provides access to homework combined with the content taught in class. Anglo is our most relevant brand, with more than 323 thousand students and over 884 schools spread across 26 Brazilian states, with a high concentration in the state of São Paulo. Additionally, approximately 40% of the schools served by Anglo have been in our client base for over 15 years.
  pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 100 thousand spread across more than 366 schools. pH is present in 23 Brazilian states.
  Pitágoras: focused on developing educators, leaderships and students. Pitágoras is available in 26 Brazilian states, with more than 132 thousand students in over 563 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia.
  Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 20 Brazilian states with over 23 thousand students, concentrated in the states of Rio de Janeiro, Pernambuco and Minas Gerais.
  Ético: has a contextualized and interdisciplinary approach and reaches approximately 116 thousand students in approximately 589 schools, including Pluri schools that adopt Ético.
  Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi reaches over 190 thousand students in 924 schools distributed all over the country (27 states).
  SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides digital platform and assessment tests to 142 SESI schools spread across 23 states, totaling approximately 80 thousand students.
  Eleva: Eleva was built on three pillars: academic excellence, socio-emotional skills, and citizenship, with the objective of developing students’ abilities at their own pace. Eleva is present in 25 Brazilian states in over 531 schools with over 160 thousand students.
  Mackenzie: Mackenzie is based on the worldview of Christianity and on integrated learning. It also has interactive and meaningful learning and creative methodologies that improve individual and collective learning. Mackenzie is present in 23 Brazilian states, serving 360 schools with nearly 70 thousand students.
66

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 390 thousand students and approximately 950 schools, spread across 27 states.

Additionally, through our publishing business, we also engage in the sale of stand-alone textbooks to schools. More than an important revenue stream, this serves as an entry level for potentially increasing the penetration of recurring partnerships. We believe schools that adopt a specific textbook from our collection of over 10,000 titles are more likely to switch to a model we characterize as subscription arrangements, such as PAR Platform or a traditional educational platform, given the already established relationship. Ultimately, stand-alone textbook sales increase our opportunities to up-sell and cross-sell in schools, especially in schools where stakeholders are initially reluctant to adopt a structured content solution.

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

Our evaluation system includes a data-driven pedagogical offering which focuses on practice tests for standardized exams such as ENEM to our partner schools. These tests have a fundamental role in providing data, diagnosing and guiding action plans that could change or reinforce our and the schools’ pedagogical practices. In order to transform this data into important insights, we have a specific department called our Learning Evaluating Area, whose only responsibility is creating, correcting and providing feedback to our partner schools. The goal of these evaluations is to understand the cognition level and abilities of the students as well as to orient the pedagogical plan on multiple segments. In 2021, we launched our new platform of online assessment integrated with Plurall, driven by the acquisition of Meritt (November 2020), enhancing a key feature of our platform and which increases the adherence to our solutions. As a result, we delivered more than 3.6 million assessment tests, further developing our capacity to use big data to drive our innovation and solutions development. Furthermore, we also offer a continuous education program for educators, teaching coordinators, educational counselors, principals, psychologists, administrative agents, and the administrative support staff. Together with face-to-face training, usually during conferences, seminars and congresses, online learning programs are offered, linked to our parent company, Cogna.

In this annual report, we describe certain early-stage product offerings, and there is no material revenue effect on our revenues for such early-stage products as described in this annual report.

Digital Learning

Our digital learning solution, Plurall, is a tech-enabled platform that assists our partner schools in their digital transformation process and offers our learning systems and PAR Platform partner schools all the support they need in a fully integrated platform. It provides a comprehensive digital learning experience and allows for tailor-made adjustments for each school. Available on the web and as iOS and Android apps, all the features can be accessed anytime and anywhere.

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

Socio-Emotional

  O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade and allows the structuring of the socio-emotional curriculum in partner schools. It has over 147 thousand students spread across 25 states, with a higher concentration in São Paulo.

Languages

  English Stars, an English educational platform designed to develop fluency in the English language with high penetration in schools, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art, which can be offered both during school and during extracurricular hours.
  EduAll, a new bilingual program, built to enhance our current solution (English Stars) with a hybrid learning experience with games, digital books, online assessments and digital readers, combined with what we understand to be a renowned quality of teachers and students’ books produced by Macmillan, which agreed to a partnership with us in 2021, to develop this unique, exclusive solution for the Brazilian market that combines the reputation of this recognized brand with our experience in the learning system market. EduAll also allows us to increase presence in a market that we believe will be transitioning towards an increasing number of English hours in school curriculum. Because EduAll is a very flexible program, schools can choose the standard three-hour per week program plus add building blocks to complete up to a 10 hour per week program. The program commenced its distribution in the 2022 commercial cycle, with first sales delivered in the 2023 cycle (October 2022 to September 2023).
68

Academic

  Plurall Olímpico, Vasta’s platform of preparatory content for scientific competitions. It offers full support to students, parents and educators engaged in the most prestigious competitions, generating visibility and value to schools as a differentiated service.

STEAM

  MindMakers uses children’s curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises. MindMakers was acquired by Vasta in 2020 and included in our go-to-market strategy in 2021, serving 341 schools and 95 thousand students in 2022.
  Matific, in partnership with the international online learning company Matific, we provide engaging and entertaining mathematics instruction based on a strong pedagogical background and presented through playful interactions. Matific provides interactive learning environments and adaptable worksheets that go beyond traditional classroom instruction to help develop students’ ability to apply their growing math proficiency in real-life situations. The Matific program allows students to progress at their own pace through a unique sequence of interactive activities that help students develop math proficiency and critical thinking in schools. We offer Matific as complementary content in addition to including it as part of the regular curriculum of certain of our learning systems, such as Anglo and pH.
  Plurall Store. In the 2022 commercial cycle, we launched Plurall Store as a B2B model. It is an extension of our Plurall platform, offering 13 complementary digital solutions in partnership with EdTechs from all over the world. Through Plurall store, schools and their users (students and teachers) can have a free trial, experimentation phase  after which schools may decide which solution to adopt based on engagement rates. These digital solutions are not proprietary, thus we operate in a shared-revenue model, through exclusivity agreements.

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

We outsource the printing of our books, using 47 printers and six product handlers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through our distribution centers in São José dos Campos and Pernambuco. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution center, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

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

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of December 31, 2022, we had 5,274 partner schools with 1,589 thousand students, presence in all 27 Brazilian states, with a large concentration in high income states São Paulo (30% of our students) and Rio de Janeiro (12% of our students), and growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

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

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of December 31, 2022, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

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

Plurall had more than 1,700 thousand registered student users by the end of 2022, which allowed teachers to send over 870 million exercise materials and activities to their group of students. As of the date of this report, more than 280 thousand students have demonstrated interest in Plurall’s online tutoring services (Plurall MeuProf) since the launch in October 2021.

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

The following graphics illustrate certain key metrics related to the expansion of the usage of Plurall in connection with school closures as a result of the COVID-19 pandemic. According to data from SimilarWeb, we have 30% of the K-12 traffic share compared to 15% for our main competitor.

Visits over Time (2022)

Source: Company and SimilarWeb. Considers the period between January 1, 2022 and December 31, 2022.

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

In that context, we have partnered with BrainCo, a startup incubated in the Harvard Innovation Lab that develops cognitive training technology products in collaboration with scientists from the MIT Media Lab. Specifically, BrainCo has created a headband that detects and quantifies student attention levels in the classroom using electroencephalography sensors. For that solution, NASA has enabled the creation of an algorithm that transforms brain waves into a measurement of student concentration. Since 2020, we have tested headbands with 12 schools and more than 1.2 thousand students. We have also established a partnership with CpE, bringing together over 175 scientists in the first hub dedicated to bringing scientific evidence to guide pedagogical innovations in Brazil.

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

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with continuous focus on understanding our customers’ needs and delivering fully integrated solutions. With the support of 171 customer support experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

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

The main stages of the marketing and sales process include:

  Carrying out a market census in the over 17,500 private schools targeted by the commercial team (around 80% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;
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

Specifically in the case of Livro Fácil, our e-commerce platform is marketed by the integrated sales force as an additional service that might be hired by the schools in connection with the adoption of our Content Solutions. Livro Fácil is, therefore, a lead generator of cross-sell revenue that, by generating a commission to schools, can be used to sustain and help pay the adoption of an educational platform or PAR Platform solution.

Customer Service and Support

Aiming at delivering the best after-sales support in order to increase customers’ loyalty and recurring revenue opportunities, a Pedagogical Advisor is assigned for each school once the contract is signed. The Pedagogical Advisor will regularly visit the school (usually four times a year) and will also accompany the school at all local and national events. On average, each Pedagogical Advisor coordinates 32 schools, and in addition to personal interactions, they are also available for weekly or spontaneous calls. Schools also have access to our relationship center and may, at any time, request more information about their products, services, invoices or others. In addition, Livro Fácil has its own customer service structure, serving mostly families, while also being integrated with the schools’ relationship center.

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

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our high NPS score among core education and digital learning brands. As of November 25, 2022, we scored 62 and 44 out of 100 possible points for Anglo and pH learning systems, respectively, as rated by our partner schools, and 41 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

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

In 2022, 47.4 million students were enrolled in private and public K-12 schools in Brazil. Brazil’s K-12 students represent 23% of the total population, while in the United States this percentage falls below 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to the NCES.’ The chart below sets forth the total number of students enrolled per stage of the education cycle, as well as the duration and age. Also in 2022, 9.0 million students were enrolled in private schools in Brazil, which makes Brazil the fourth largest market for private schools in the world, after India, China and Indonesia .

Educational Cycle in Brazil
(in millions, except age and years, 2022)

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

The ENEM is extremely important for students’ future opportunities as it is required for access to high-quality postsecondary education in Brazil. It is the standardized national test for university admission in Brazil. In 2021, 87% of ENEM applicants were either enrolled in their final year of high school or had already concluded high school. Of the 100 highest ranked schools for performance on the ENEM in 2019, 90 are private. The superior performance of private school students on the ENEM when compared to public school students is an important factor for families when deciding whether to invest in private K-12 education for their children.

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

Priority in Household Spending

              Families believe education is an effective investment to ensure that their children will be able to access high quality postsecondary education institutions and increase their future earning potential. Brazil has one of the widest differences between relative earnings of 25- and 64-year-old adults. The average wage of an employee that has completed some form of postsecondary education is 2.7 times higher than an employee with only secondary education, a wider wage gap when compared to other OECD countries.

Source: OECD

Resilience of the Private School Segment

As a result of the positive economic growth in Brazil’s economy in the early 2000s, real wages have increased and thousands of families were able to rise to the middle class, which in turn has increased the shift to private schooling due to increased disposable income. According to Tendencias Consultoria, the Brazilian middle class increased by 44.7 million people from 2003 (2003 data by FGV) to 2022, corresponding to 45% of the population compared to 37% in 2003. Additionally, according to Tendencias Consultoria, social classes A and B corresponded to 16% of total population in 2022, an increase of 7% when compared to the 9% obtained in 2003.

The chart below sets forth growth in private school enrollments compared to reductions in overall K-12 enrollments, demonstrating the migration of students from the public to the private system in Brazil. This trend was partly reversed in 2020 and 2021, which we attribute to the effects of the COVID-19 pandemic in the disposable income of Brazilian families. We believe, however, that this interruption is transitory and that enrollments at private K-12 schools will outgrow that of enrollments at public K-12 schools once the effects of the COVID-19 pandemic have terminated.

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

In addition to being sources of knowledge enhancement, complementary content can generate additional revenue to schools. Also, the ability to provide these services in the school is a trend that promotes more convenience for families. Demographic changes such as the entry of women into the labor market and the long working hours led parents to find in schools an integrated center for solutions, offering full time education with complementary content. Therefore, the demand for this kind of solution has been growing in recent years. The number of students enrolled in full-time education in high school increased from 8.9% in 2018 to 13.7% in 2022, according to INEP.

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

The K-12 segment has been moving towards increased digitalization. In 2020, the first hybrid ENEM edition took place, and the exam was administered live and in digital format. According to the MEC, the migration to digital assessments will occur gradually until 2026, when the ENEM will be assessed entirely in digital format.

              In order to bring the most value to students and educators, providers of educational content have been incorporating higher quality technology, pedagogical solutions, teacher development programs and other value-added services.

Professionalization of Schools

There are 41,011 private schools in Brazil, of which approximately 90% have less than 500 students. These small-scale units dedicate significant working hours to administrative activities, such as intake, retention, financial management and communication with parents. This can be an inefficient use of resources that diverts the school’s focus away from its core educational activities and also represents lots of hidden costs to the school.

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

Therefore, schools have taken some measures to become more efficient. Such measures include: (1) increasing purchases from a single vendor and centralizing data and data visualization; (2) the use of CRM (enrollment management) as a recruiting tool; (3) migration towards cloud computing for quick and easy updates; and (4) reduction of customized offerings, which create issues when providers carry out software updates, and are generally more expensive.

Products and Services Addressing Schools’ Needs

Addressing the Needs of a Highly Fragmented and Heterogeneous Market

The Brazilian market presents a large number of schools with different scales and focusing on very diverse profiles. Currently there is no meaningful consolidation in the Brazilian private K-12 segment, with 41,011 private schools in Brazil, of which approximately 90% have less than 500 students. In addition to being highly fragmented, the Brazilian private school market is also heterogeneous, with schools following a wide variety of pedagogical approaches and teaching methods.

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

Methodological Option in the Private Schools
(2022)

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

According to a report by Oliver Wyman from 2018 (as adjusted by inflation until December 31, 2022) that was commissioned by us, the services we provide through our core solutions have a total addressable market of R$7.9 billion per year as of 2022.

We believe we are uniquely positioned in the sector, since we are able to offer all kinds of choices, regardless of the chosen methodology. Partner schools may choose between one of our traditional learning systems or PAR’s educational platform, our book-based content solution. Our core content solutions include content in different formats and a wide range of services such as digital learning, pedagogical support, continuous teacher training and others. Despite the fact that stand-alone textbooks are not part of our core strategy, they are important as a first step to start a relationship with a school, which can eventually subscribe to PAR Platform or one of our learning systems in the future. Therefore, through this range of services, we are able to fully serve the entire educational market.

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

According to a report by Oliver Wyman from 2018 (as adjusted by inflation until December 31, 2022) that was commissioned by us, the services we provide through our complementary solutions have a total addressable market of R$8.4 billion per year as of 2022.

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

According to a report by Oliver Wyman from 2018 (as adjusted by inflation until December 31, 2022) that was commissioned by us, the services we provide through our Digital Platform have a total addressable market of R$15.3 billion per year as of 2022.

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

As a result, we believe we are uniquely positioned to capture the full spectrum of products and services of the private K-12 market in Brazil, amounting to an estimated total addressable market of R$31.6 billion per year as of 2022.

Private K-12 TAM
(in R$ billion, 2022)

Source: Oliver Wyman 2018 adjusted by inflation

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

The provision of services and sale of goods to entities within the “S System” (“Sistema S”, which includes SESI and SENAI) are subject to certain rules and principles that are similar to those applicable to public entities. However, entities within the S System are private entities that provide social services (“parastatal” entities), are not part of the government nor included in its structure and, as a result, are not subject to the provisions set forth under Federal Law No. 8,666/93. However, given that such parastatal entities are funded by the collection of specific federal taxes, they must observe the administrative principles on the execution of contracts. Consequently, SESI must observe its own rules of proceedings for tenders and contracts. Possible sanctions for default in contracts executed with parastatal entities include early termination, fines and prohibition to contract that specific entity. In addition to that, SESI and the other parastatal entities are subject to the internal and external control from the Federal Controller General (Controladoria Geral da União) and the Federal Court of Auditors (Tribunal de Contas da União), respectively.

C.              Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of effectuating our initial public offering. Prior to our initial public offering we undertook a corporate reorganization as described under “Presentation of Financial and Other Information—Corporate Events”.

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

The diagram below depicts our organizational structure as of the date of this annual report:

(1)              Other shareholders whose shares are in the free float (including shares in treasury).

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

We are party to approximately 3,000 agreements with third party authors with respect to educational content. We own approximately 525 trademark registrations, including the trademarks and logos of “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação” and “MindMakers”, among others. We also have approximately 30 pending trademark applications in Brazil and three in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor Cogna). As of the date of this annual report, we owned approximately 130 registered domain names in Brazil

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta”, “Somos Educação”, “Somos Science in Learning”, “Ético”, “Editora Atica”, “Sistema Maxi de Ensino”, “Plurall”, “Livro Fácil”, “Sistema pH de Ensino”, “Editora Scipione”, “Sistema Anglo de Ensino”, “PROFS”, “PAR Plataforma Educacional”, “Biblioteca PAR”, “Editora Atual”, “English Stars”, “Rede Cristã de Educação” and “MindMakers”, among others.

Properties

We occupy 14 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the year ended December 31, 2022, 2021 and 2020, we incurred expenses of R$18.3 million, R$17.8 million and R$14.3 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

We have equity stakes in nine companies: Somos Sistemas, Colégio Anglo São Paulo, Livro Fácil, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional), Sociedade Educacional da Lagoa Ltda. (SEL), EMME – Produções de Materiais em Multimídia (EMME), Editora de Gouges, Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda.

Additionally, our subsidiary Somos Sistemas has entered into commercial lease agreements with certain subsidiaries of Cogna. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Lease and Sublease Agreements”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”.

  Operating Results

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to our results for the year ended December 31, 2022, 2021 and 2020.

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

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

	As of December 31,
Number of enrolled students	2022	2021	2020
	(in thousands)
Total Vasta	1,589	1,335	1,311
Core content	1,589	1,335	1,311
Complementary education solutions	400	308	213

ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non‑accounting managerial metric and represents our partner schools’ commitment to pay for our offerings. We believe it is a meaningful indicator of demand for our platform. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the twelve-month period from October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to schools in the last calendar quarter of each year, so that schools can prepare their classes in advance prior to the beginning of the school year in January. Consequently, as we recognize revenue when the customers obtain control over the materials, our results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools on the following school year and that was delivered prior to the beginning of the new fiscal year. Therefore, ACV Bookings convey information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our statement of profit or loss, especially in our current scenario of high growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students”, that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school by the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with each school. Although our contracts with our schools are typically for a four‑year term, we record only one year of revenue when calculating ACV Bookings and disregard the other three years of revenue for the purposes of the calculation of ACV Bookings. For example, if a school enters into a four‑year contract to provide one of our Content & EdTech Platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, and not the total contract value of US$40,000.

On March 23, 2023, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2023 sales cycle (from October 2022 to September 2023), which reached R$1.2 billion based on contracted amounts as of such date. This volume represents growth of 20% over the revenue from subscription arrangements registered in the 2022 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2023 sales cycle is 1,557 thousand.

On February 10, 2022, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2022 sales cycle (from October 2021 to September 2022), which reached R$1.0 billion based on contracted amounts as of such date. This volume represents growth of 35% over the revenue from subscription arrangements registered in the 2021 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2022 sales cycle is 1,540 thousand. On March 31, 2021, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), which reached R$853 million based on contracted amounts as of such date. This volume represents growth of 23% over the amount registered in the 2020 sales cycle. The number of enrolled students deriving results of ACV Bookings for the 2021 sales cycle is 1,500 thousand. On September 30, 2021, we reached R$740.7 million in ACV Bookings for the 2021 sales cycle, a 7% increase compared to the 2020 sales cycle. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2021 sales cycle were 1,335 thousand and R$554.80, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period.

The ACV Bookings is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2022 and September 2023 may be different from the ACV Bookings for the 2023 sales cycle. The COVID-19 pandemic had an adverse effect on our ACV Bookings for the 2020 and 2021 sales cycles (from October 2019 to September 2020 and from October 2020 to September 2021, respectively), but the actual revenue derived from solutions we characterize as subscription arrangements, recognized in the year 2022, and that we expect to be recognized in the year 2023, have not and will not be adversely affected by effects such as declining enrollment at our partner schools as observed during the pandemic period, particularly in respect of childhood education. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by health crises, epidemics or pandemics” and “—D. Trend Information”.

	As of and For Year Ended December 31,
	2022(1)	2022(2)	2021(3)	2020(4)
	US$ (1)	R$ (except number of partner schools and enrolled students)
Number of partner schools	n/a	5,351	4,508	4,167
Number of enrolled students (in thousands)	n/a	1,589	1,335	1,311
Core content	n/a	1,589	1,335	1,311
Complementary education solutions	n/a	400	308	213
Average ticket per student per year	US$124	R$644.4	R$602.0	R$546.1
ACV Bookings (in millions)(5)	US$192	R$1,000	R$853	R$716

(1)	For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2021 and ending on September 30, 2022).
(3)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2020 and ending on September 30, 2021).
(4)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2019 and ending on September 30, 2020).
(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students”, that will access our content at such partner school in such school year. ACV Bookings is a non‑accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings”.

Share of Revenue of the Solutions we Characterize as Subscription Arrangements as a Percentage of Total Net Revenue From Sales and Services

We measure the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services by adding the combined revenue derived from learning systems or PAR Platform (contained in our core content segment and which are reflected in our breakdown of net revenue from sales and services as sales of textbooks) and complementary solutions (contained in our complementary education solutions segment) and dividing such combined amount by the total net revenue from sales and services in a specific year. We believe that higher share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services reflects the loyalty of our partner schools to our platform, as these solutions are based on long-term contracts with higher lifetime value and retention rate. We are constantly monitoring and improving our percentage of total revenue from solutions we characterize as subscription arrangements in order to enhance our relationship with partner schools and improve the predictability of our revenue.

The following table sets forth the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services for the periods presented.

	For Year Ended December 31,
	2022	2021	2020
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services (1)	88.7%	84.8%	76.2%

(1)	Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR Platform and complementary solutions) to the net revenue from sales and services in a specific year.

Revenue Retention Rate for the Solutions We Characterize as Subscription Arrangements

We measure our revenue retention rate for the solutions we characterize as subscription arrangements based on the net revenue (which includes revenues from PAR, which are included in our breakdown of net revenues from sales and services as sales of textbooks) from sales and services generated by the partner schools that remained in our base in a specific year compared to the net revenue from sales and services generated by the total partner schools in our base in the previous year. In other words, the retention rate considers the revenue from schools that remained with us from one year to another, excluding the revenue from those schools that did not renew or cancelled their partnership with us. As a result, in 2022, we report below the revenue retention rate based on the partner schools that remained in our customer base from 2021 to 2022. For comparison purposes, we do not consider any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities. We believe this is an important indicator of the favorable relationships we have with our clients, which we believe translates into stable, recurring revenue streams.

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For Year Ended December 31,
	2022	2021	2020
Revenue retention rate(1)	90.7%	92.1%	92.2%

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

Reconciliations for Non‑GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA, the Loss for year, to the Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio for the years ended December 31, 2022, 2021 and 2020. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures— Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio”.

Reconciliation of Our Loss for the Year to Adjusted EBITDA

	For the Year Ended December 31,
	2022	2022	2021	2020
	US$ millions(1)	R$ millions
Loss for the year	(10.5)	(54.6)	(118.8)	(45.6)
(+) Income tax and social contribution	(9.8)	(51.1)	(37.1)	(25.4)
(+/-) Net finance result	34.8	181.8	84.6	98.4
(+) Depreciation and amortization	51.5	268.7	211.2	174.1
(+) Layoffs related to internal restructuring (2)	0.6	3.3	15.7	-
(+) Share-based compensation plan (3)	5.2	27.4	26.7	13.3
(+) IPO Bonus (4)	-	-	-	50.6
Adjusted EBITDA	71.9	375.5	182.3	265.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years ended December 31, 2022, 2021 and 2020.
(4)	Refers to restricted share units’ expenses to be paid to certain employees and executives based on IPO performance (Bonus IPO).

Reconciliation of Our Loss for the Year to the Adjusted Net (Loss) Profit

	For the Year Ended December 31,
	2022	2022	2021	2020
	US$ millions(1)	R$ millions
Loss for the year	(10.5)	(54,6)	(118.8)	(45.6)
(+) Layoff related to internal restructuring (2)	0.6	3.3	15.7	-
(+) Share-based compensation plan(3)	5.2	27.4	6.7	13.4
(+) IPO Bonus (4)	-	-	-	50.6
(+) Amortization of intangible assets from acquisitions (5)	29.8	155.5	122.5	113.0
(-) Income tax contingencies reversal (6)	(5.7)	(29.7)	-	-
(-) Tax effects (7)	(12.1)	(63.3)	(56.1)	(60.2)
Adjusted Net (Loss) Profit	7.4	38.6	(9.9)	71.1

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years.
(4)	Refers to restricted share units’ expenses to be paid to certain employees and executives based on IPO performance (Bonus IPO).
(5)	Amortization of customer portfolio and trademarks that were added to our intangible assets following business combinations.
(6)	Reversal of tax contingencies incurred prior to the acquisition of Somos-Anglo, impacting corporate tax and finance results.
(7)	Tax impact (34%) generated by the aforementioned adjustments.

Reconciliation of Free Cash Flow to Net Cash Flows from (applied in) Operating Activities for the Year

	For the Year Ended December 31,
	2022	2022	2021	2020
	US$ millions(1)	R$ millions
Net cash flows from (applied in) operating activities	33.1	172.9	(21.6)	215.5
(-) Acquisition of property and equipment	(11.7)	(61.1)	(20.9)	(1.6)
(-) Addition of intangible assets	(17.0)	(88.7)	(55.9)	(42.8)
(-) Lease liabilities paid	(5.2)	(27.0)	(22.0)	(12.8)
Free Cash Flow	(0.8)	(3.9)	(120.4)	(158.2)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Year

	For Year Ended December 31,
	2022	2021	2020
	R$ millions
Free Cash Flow	(3.8)	(120.4)	158.2
( / ) Adjusted EBITDA	375.5	182.3	265.4
Adjusted Cash Conversion Ratio	(1.0)%	(66.0)%	59.5%

Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are and will continue to be driven by the following trends and factors, including those described under “—D. Trend Information”.

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

	For the Year Ended December 31,
	2022	2021	2020
Real growth (contraction) in gross domestic product	2.9%	4.6%	(4.1)%
Inflation (IGP-M)(1)	5.5%	17.8%	23.1%
Inflation (IPCA)(2)	5.8%	10.1%	4.5%
Long-term interest rates—TJLP (average)(3)	6.8%	4.8%	4.5%
CDI interest rate(4)	12.4%	4.5%	2.7%
Period-end exchange rate—reais per US$1.00	R$ 5.218	R$ 5.581	R$ 5.197
Average exchange rate—reais per US$1.00(5)	R$ 5.165	R$ 5.396	R$ 5.284
Appreciation (depreciation) of the real vs. US$ in the period(6)	6.5%	7.4%	(22.6)%
Unemployment rate(7)	7.9%	11.1%	13.5%

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

In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil and led the IPCA for the year ended December 31, 2022 to end at 5.8%, a lower level than 2021, although still significantly higher than the 3.5% targeted level for 2022, as set by the Brazilian Central Bank pursuant to the applicable law. Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily due to annual adjustments to salaries, which are generally linked to inflation and account for a significant part of our total costs. See “Item 3. Key Information—D. Risk Factors—We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results”.

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

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall, in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per US$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8748 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade”, as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019 and 2020, the period-end real/U.S. dollar exchange rate was R$4.031 and R$5.197, respectively, per US$1.00, which represented depreciation of 4.0% and 28.9%, respectively, during the corresponding years. On December 31, 2021, the period-end real/U.S. dollar exchange rate was $5.581, which represented a depreciation of 7.4% during 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. On December 31, 2022, the period-end real/U.S. dollar exchange rate was $5.218, which represented an appreciation of 6.5% during 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of April 20, 2023, the exchange rate for the selling real/dollar exchange rate was R$5.0494.91 to US$1.00, as reported by the Brazilian Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 20, 2023 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704

Month	Period-End	Average(2)	Low	High
October 2022	5.257	5.250	5.141	5.345
November 2022	5.294	5.275	5.036	5.466
December 2022	5.218	5.242	5.145	5.341
January 2023	5.099	5.201	5.077	5.446
February 2023	5.208	5.172	4.990	5.253
March 2023	5.080	5.211	5.080	5.298
April 2023 (through April 20, 2023)	5.049	5.012	4.909	5.083

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

In 2022, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform Services accounted for 91.3% and 8.7%, respectively, of our net revenue from sales and services, compared to 89.8% and 10.2%, respectively, of our net revenue from sales and services in 2021, and 91.1% and 8.9%, respectively, of total net revenue from sales and services in 2020.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our statement of profit or loss.

Net Revenue from Sales and Services

In our Content & EdTech Platform segment, our revenues are generated through the sale of textbooks (“publishing”, when sold on a stand-alone basis, or PAR, when bundled as an educational platform), learning systems and complementary education solutions in printed and digital formats mainly through term contracts with a minimum term of one year (characterized by us as subscription arrangements), as well as tuition from our preparatory course for university admission exams. Although the minimum contract term is one year, it is common to maintain these contracts for several years through long-term partnerships with our partner schools. In our Digital Platform Services, we derive revenue from the sale of products directly to students and parents through our Livro Fácil e-commerce platform, acquired in 2017. Since we obtain control of the goods sold before they are transferred to our customers, the revenue is recognized in the amount of consideration to which we expect to be entitled in exchange for the specified goods transferred. Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for a period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis.

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

Our finance income includes mainly interest earned on our balances of cash and cash equivalents, which accrue interest at rates of approximately 103% of CDI, on which we pay PIS/COFINS taxes of 4.65%. Finance costs are comprised mainly of interest expense on bonds and financing, interest on obligations with suppliers and interest on provisions for risk of tax, civil and labor losses.

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

Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the financial statements. Deferred tax assets or liabilities are calculated on tax loss carryforwards and other temporary differences, mainly related to provisions for bonuses, provisions for losses with obsolete inventories, impairment losses on trade receivables and trademarks and contractual portfolio amortization.

Loss for the Year

We have been operating at a net loss over the last three years, primarily due to higher financial costs, as explained in the “—Results of Operations” section. We used part of the proceeds from our initial public offering to repay a portion of our outstanding indebtedness, which helped us deleverage and consequently result in an improvement in our net margin. Additionally, following the Somos acquisition, we implemented several strategic initiatives to improve our results, which are reflected in the 20% increase in our ACV Bookings for the year 2023. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department’s compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Results of Operations

Comparison between Our results of Operations for the Year Ended December 31, 2022 and Our results of Operations for the Year Ended December 31, 2021

	For the Year Ended December 31,
	2022	2021
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	1,264.3	947.4
Net revenue from sales	1,229.8	914.3
Net revenue from services	34.4	33.1

Cost of goods sold and services	(473.1)	(396.8)
Gross profit	791.1	550.6

General and administrative expenses(1)	(711.6)	(627.4)
Share of loss equity-accounted investees	(4.5)
Other operating income	1.0	5.5
(Loss) Profit before finance result and taxes	76.0	(71.3)

Finance income	88.6	35.6
Finance costs	(270.3)	(120.2)
Finance result	(181.7)	(84.5)

Loss before income tax and social contribution	(105.7)	(155.8)
Income tax and social contribution	51.1	37.1
Loss for the year	(54.6)	(118.7)

(1)   Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2022 amounted to R$1,264.3 million, an increase of R$316.9 million, or 33%, compared to net revenue from sales and services of R$947.4 million for the year ended December 31, 2021, primarily due to (i) a 36%, or R$304 million, increase in Content & Edtech Platform in net revenue from subscription products, mainly driven by the volume increase in K-12 learning systems, complementary solutions, and textbook subscription products, and (ii) a 13%, or R$12.2 million, increase in Digital Service in the net revenue in the sale of products for Business to Consumer (“B2C”), due to the return of students to classes following the containment of the spread of COVID-19.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2022 amounted to R$473.1 million, an increase of R$76.3 million, or 19%, in relation to costs of goods sold and services of R$396.8 million for the year ended December 31, 2021.

In Content & Edtech Platform, the increase is mainly due to higher volume of products sold in 2022 compared to 2021. As a percentage of net revenue, our cost of goods sold for Content & Edtech Platform amounted to 32% for the year ended December 31, 2022, compared to 39% for the year ended December 31, 2021. The increase in cost of goods sold was lower than the increase in net revenue from sales and services due to higher growth in our premium brands such as Anglo, Eleva and Makenzie subject to higher gross margin.

In Digital Service, the increase is also attributed to higher sales volume in 2022 compared to 2021. As a percentage of net revenue, our cost of goods sold for Digital Service amounted to 90% in the year ended December 31, 2022, compared to 72% for the year ended December 31, 2021. The increase is mainly attributed to an increase in provisions for losses with obsolete inventories.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 37% for the year ended December 31, 2022, compared to 42% for the year ended December 31, 2021.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2022 amounted to R$791.1 million, an increase of R$240.5 million, or 44%, from gross profit of R$550.6 million for the year ended December 31, 2021.

General and administrative expenses, commercial expenses and impairment losses on trade receivables

General and administrative expenses, commercial expenses and impairment losses on trade receivables for the year ended December 31, 2022 amounted to R$711.6 million, an increase of R$84.2 million, or 13%, from general and administrative expenses, commercial expenses and impairment losses on trade receivables of R$627.4 million for the year ended December 31, 2021.

In Content & Edtech Platform, the general and administrative expenses were R$445.3 million in the year ended December 31, 2022, an increase of R$31.6 million, or 8%, compared to the general and administrative expenses of R$413.7 million for the year ended December 31, 2021, mainly driven by increasing inflation in the period. The commercial expenses amounted to R$183.1 million in the year ended December 31, 2022, an increase of R$35.4 million, or 24%, compared to the commercial expenses of R$147.7 million for the year ended December 31, 2021. This increase resulted from the suspension of restrictive measures taken during the COVID-19 pandemic, which resulted in an increase in business travel and participation in industry events. Impairment losses on trade receivables amounted to R$45.8 million, an increase of R$13.2 million, or 40%, compared to the impairment losses on trade receivables of R$32.7 million for the year ended December 31, 2021, motivated by the provisioning of 100% of accounts receivable from a large retail company undergoing judicial recovery in the amount of R$15.0 million.

In Digital Service, the general and administrative expenses amounted to R$26.3 million, an increase of R$9.8 million, or 59%, compared to the general and administrative expenses of R$16.5 million for the year ended December 31, 2021 due to higher expenses with consulting and advisory services. The commercial expenses were R$10.9 million, resulting in a decrease of R$5.8 million, or 35%, compared to the commercial expenses of R$16.7 million for the year ended December 31, 2021 due to increased efforts in advertising and publicity expenses occurred in 2021. The impairment losses on trade receivables amounted to R$0.1 million, a decrease of R$0.3 million, or 75%, compared to the impairment losses on trade receivables of R$0.4 million for the year ended December 31, 2021.

Share of (loss) profit of equity-accounted investees

On July 19, 2022, we acquired a 45% minority shareholding of Educbank Gestão de Pagamentos Educacionais S.A., or Educbank, which registered a decrease in the amount of R$4.5 million invested in the year ended December 31, 2022 attributable to the performance of our equity-accounted investee in it´s early stage of operation.

(Loss) Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2022 amounted to R$76.1 million, an increase of R$147.4 million compared to the loss before finance result and taxes of R$71.3 million for the year ended December 31, 2021.

Finance result

Finance result for the year ended December 31, 2022 amounted to an expense of R$181.8 million, compared to an expense of R$84.5 million recognized as finance result for the year ended December 31, 2021, representing an increase of R$97.3 million in our finance expense net result.

The finance income for the year ended December 31, 2022 amounted to R$88.6 million, an increase of R$53.0 million, or 148%, compared to the finance income of R$35.6 million for the year ended December 31, 2021. This increase was primarily attributable to higher interest on financial investments and marketable securities, driven mainly by higher interest rates indexed at the CDI.

Finance expenses for the year ended December 31, 2022 amounted to R$270.3 million, an increase of R$150.2 million, or 125%, compared to the finance expense of R$120.1 million for the year ended December 31, 2021. This increase was primarily attributable to higher interest rates applicable to bonds and financing, accounts payable relating to business combinations and provisions for tax, civil and labor losses.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2022 amounted to R$105.7 million, a decrease of R$50.1 million compared to a loss of R$155.8 million for the year ended December 31, 2021.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2022 amounted to a benefit in the amount of R$51.1 million, an increase of R$14.0 million compared to the benefit in the amount of R$37.1 million for the year ended December 31, 2021. This was mainly due to lower losses before income tax and social contribution for the year of R$105.7 million the year ended December 31, 2022, compared to losses before income tax and social contribution of R$155.8 million in the year ended December 31, 2021. The variation of R$17.1 million in the income tax and social contribution, at nominal rates, was mainly offset by (i) the reversal of certain tax contingencies IRPJ and CSLL in the total amount of R$23.7 million, and (ii) the increase of R$6.3 million in impairment write-off on tax loss carryforward (R$2.3 million in the year ended December 31, 2022, compared to R$8.6 million in the year ended December 31, 2021), relating to Vasta Plataform legal entity and our subsidiary Livraria Livro Fácil Ltda.

Loss for the year

For the reasons described above, loss for the year ended December 31, 2022 amounted to R$54.6 million, a decrease of R$64.1 million compared to the net loss of R$118.7 million for the year ended December 31, 2021.

Comparison between Our results of Operations for the Year Ended December 31, 2021 and Our results of Operations for the Year Ended December 31, 2020

	For the Year Ended December 31,
	2021	2020
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	947.4	997.6
Net revenue from sales	914.3	967.4
Net revenue from services	33.1	30.3

Cost of goods sold and services	(396.8)	(378.0)
Gross profit	550.6	619.6

General and administrative expenses(1)	(627.4)	(596.5)
Other operating income	5.5	4.3
(Loss) Profit before finance result and taxes	(71.3)	27.4

Finance income	35.6	21.0
Finance costs	(120.2)	(119.4)
Finance result	(84.5)	(98.4)

Loss before income tax and social contribution	(155.8)	(71.1)
Income tax and social contribution	37.1	25.4
Loss for the year	(118.7)	(45.6)

(1)   Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2021 amounted to R$947.4 million, a decrease of R$50.2 million, or 5%, compared to net revenue from sales and services of R$997.6 million for the year ended December 31, 2020, primarily due to a 7% decline in Content & Edtech Platform (R$57.7 million) in net revenue from non-subscription products due to ongoing challenges in textbook market dynamics and our strategy of migrating customers to the subscription revenue model, partly offset by a 2% increase in Digital Service (R$7.5 million) in the net revenue of products in the sale of products for B2C, due to the return of in-person classes in private schools

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2021 amounted to R$396.8 million, an increase of R$18.8 million, or 5%, in relation to costs of goods sold and services of R$378.0 million for the year ended December 31, 2020. The increase is mainly attributed to the Content & Edtech Platform due to higher production costs added to the costs arising due to consolidation of new subsidiaries acquired which have different profit margins of Somos Sistemas, in the amount of R$5.1 million, partially offset in the Digital Service segment which had no inventory adjustments as per in the 2020 fiscal year, which brought the total profit margin to a better scenario of R$6.9 million in the year 2021 compared to year 2020.

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

General and administrative expenses, Commercial expenses and Impairment losses on trade receivables

General and administrative expenses, commercial expenses and impairment losses on trade receivables for the year ended December 31, 2021 amounted to R$627.4 million, an increase of R$30.9 million, or 5%, from general and administrative expenses, commercial expenses and impairment losses on trade receivables of R$596.5 million for the year ended December 31, 2020. The increase was mainly attributable to the Content & Edtech Platform’s higher depreciation and amortization (in the amount of R$37 million) due to higher investments and development of the projects related to the Plurall platform and projects related to the learning system, as well as higher impairment losses on accounts receivable in the amount of R$7.7 million due to the macroeconomic environment deterioration amid the impact of COVID-19 effects, which resulted in the temporary closing of K-12 schools. These were partially offset by lower advertising and publicity expenses and consulting and advisory services.

(Loss) Profit before finance result and taxes

For the reasons described above, loss before finance result and taxes for the year ended December 31, 2021 amounted to R$71.3 million, a decrease of R$98.6 million compared to the profit before finance result and taxes of R$27.4 million for the year ended December 31, 2020.

Finance result

Finance result for the year ended December 31, 2021 amounted to an expense of R$84.5 million, compared to an expense of R$98.4 million recognized as finance result for the year ended December 31, 2020, representing a decrease of R$13.8 million in our finance result. The finance income for the year ended December 31, 2021 amounted to R$35.6 million, an increase of R$14.6 million, or 70%, compared to the finance income of R$21.0 million for the year ended December 31, 2020. This increase was primarily attributable to interest on financial investments and marketable securities driven mainly by higher interest rate indexed at CDI (certificado de depósito interbancário).

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2021 amounted to R$155.8 million, a decrease of R$84.8 million compared to the loss of R$71.1 million for the year ended December 31, 2020.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2021 was a benefit of R$37.1 million, an increase of R$11.6 million compared to income tax and social contribution benefit of R$25.4 million for the year ended December 31, 2020. This was mainly due to higher loss before income tax and social contribution for the year (i.e., R$155.8 million loss in 2021 compared to R$71.1 million loss in 2020), which generates a variance of R$28.8 million in the income tax and social contribution calculated at nominal rates. This was partially offset by permanent additions in the amount of R$7.3 million in 2021 related to commercial rewards and R$8.7 million related to impairment write-off on trade tax loss carryforward of the subsidiary Livraria Livro Fácil Ltda in 2021.

Loss for the year

For the reasons described above, loss for the year ended December 31, 2021 amounted to R$118.7 million, an increase of R$73.1 million compared to the net loss of R$45.6 million for the year ended December 31, 2020.

B.     Liquidity and Capital Resources

Statement of Cash Flows

	For Year Ended December 31,
	2022	2022	2021	2020
	US$ millions(1)	R$millions
Statement of Cash Flows
Net cash from (applied in) operating activities	33.5	174.8	(21.6)	215.5
Net cash (applied in) from investing activities	(75.7)	(394.9)	88.5	(541.8)
Net cash (applied in) from financing activities	(8.4)	(44.0)	(68.1)	594.2
Net (decrease) increase in cash and cash equivalents	(50.6)	(264.1)	(1.2)	267.9

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2022, our net cash from operating activities amounted to R$174.8 million, an increase of R$196.4 million, compared to net cash applied in operating activities of R$21.6 million for the year ended December 31, 2021.

In 2022, our net cash flows from operating activities (i) increased R$50.1 million due to a loss before income tax and social contribution of R$105.7 million for the year ended December 31, 2022 compared to a loss before income tax and social contribution of R$155.8 million in the year ended December 31, 2021; (ii) increased R$224.2 million due to adjustments of R$583.9 million in non-cash expenses for the year ended December 31, 2022 compared to adjustments of R$359.7 million for the year ended December 31, 2021 mainly due to a R$57.6 million increase in depreciation and amortization, R$65.3 milion increase in interest on bonds and financing and R$57.6 million increase in interest on accounts payable for business combination and R$19.6 million increase in interest on suppliers, all three impacted by higher interest rate indexed at CDI (certificado de depósito interbancário); (iii) increased R$8.4 million mainly due to cash used in operating assets and liabilities of R$190.9 million for the year ended December 31, 2022 compared to cash used to cover changes in operating assets and liabilities of R$182.5 million for the year ended December 31, 2021. Higher cash used is mainly attributable to a R$163.9 million increase in trade receivables due to higher concentration and higher sales in the last quarter of 2022 in comparison to the last quarter of 2021 partially offset by a R$137.4 million increase in suppliers due to higher concentration of purchases in the last quarter of 2022 in comparison to the last quarter of 2021. (iv) increased R$73.6 million due to cash used in the payments of interest on bonds and financing, interest on business combination, interest lease liabilities paid, income tax and social contribution paid, and payment of provision for tax, civil and labor losses in the total amount of R$116.5 million for the year ended December 31, 2022 compared to cash payment of R$42.9 million for the year ended December 31, 2021. This increase was primarily attributable to higher interest rate indexed at CDI (certificado de depósito interbancário).

For the year ended December 31, 2021, our net cash flows applied in operating activities amounted to R$21.6 million, a decrease of R$237.1 million, compared to net cash flows from operating activities of R$215.5 million for the year ended December 31, 2020. In 2021, our net cash flows used by operating activities were affected by (i) a loss before income tax and social contribution of R$155.8 million in the period compared to R$71.0 million in 2020, representing a decrease of R$84.8 million; (ii) adjusted by R$359.7 million in non-cash expenses compared to R$313.6 million in 2020 which partially offset the impact above by the amount of R$46.1 million; (iii) cash used to cover changes in operating assets and liabilities of R$182.5 million compared to positive change in our operating assets and liabilities of R$49.9 million in 2020 and thus a decrease of R$232.5 million (mainly attributable to a decrease of R$94.2 million in liabilities from related parties in 2021 compared to an increase of R$117.3 million in liabilities from related parties in 2020 combined with a decrease of R$16.1 million in payments to suppliers compared to increase in the amount of R$42.6 million in 2020 due to supplier’s postponement and partially offset by a decrease of R$25.4 million in trade receivables due to better collection in comparison with 2020).

Investing Activities

For the year ended December 31, 2022, our net cash applied in investing activities amounted to R$394.9 million, a decrease of R$483.4 million compared to net cash from investing activities of R$88.5 million for the year ended December 31, 2021. This decrease was mainly attributable to the net purchase of investments in marketable securities in the amount of R$162.6 million, compared to a net sale of marketable securities of R$351.5 million in 2021, which represented a decrease of R$514.1 million. This was partially offset by an increase owing to business combination due to the cash paid for the acquisition of subsidiaries in the amount of R$81.0 million, for the year ended December 31, 2022 compared to cash paid for the acquisition of subsidiaries in the amount of R$186.2 million for the year ended December 31, 2021, which represented a decrease of R$105.2 million. Moreover, the increase in cash used in investing activities was also attributable to higher payments on acquisition of property, plant and equipment, and intangible assets, which amounted to R$151.7 million in 2022, compared to payment of R$76.8 million in 2021, representing an increase of R$74.9 million.

For the year ended December 31, 2021, our net cash flows from investing activities amounted to R$88.5 million, an increase of R$630.3 million compared to net cash flows applied in investing activities of R$541.8 million for the year ended December 31, 2020. This increase was mainly attributable to realization of investments in marketable securities of R$351.5 million partially offset by cash paid for the acquisition of property and equipment and intangible assets of R$76.7 million, and payments related to business combination in the amount of R$186.2 million.

Financing Activities

For the year ended December 31, 2022, our net cash applied in financing activities amounted to R$44.0 million, a decrease of R$24.1 million, compared to net cash applied in financing activities of R$68.1 million for the year ended December 31, 2021 mainly driven by the acquisition of treasury shares in the amount of R$23.9 million that occurred in the year ended December 31, 2021 that did not recur in 2022. Additionally, installments payments relating to business combinations amounted to R$11.4 million in the year ended December 31, 2022, compared to R$19.1 million in the year ended December 31, 2021, which was partially offset by the payment of lease liabilities in the aggregate amount of R$27.0 million in the year ended December 31, 2022, compared to R$21.9 million in the year ended December 31, 2021.

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

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and marketable securities, (2) cash provided by our operations, (3) financing, and (4) issuance of bonds. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties, business combination accounts payable and suppliers (including reverse factoring). During the year ended December 31, 2022, our level of indebtedness with related parties remained stable pursuant to certain loans as described below under “—Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Loan Agreements”.

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

As of December 31, 2022, we had working capital (total current assets less total current liabilities) of R$648.9 million (compared to working capital of R$521.9 million and R$503.9 million as of December 31, 2021 and 2020, respectively).

Indebtedness

As of December 31, 2022, our total outstanding indebtedness was R$843.0 million, of which R$529.5 million were private bonds and R$313.5 million were bonds with third parties.

On August 6, 2021, our subsidiary Somos Sistemas de Ensino S.A. issued R$500 million in simple debentures not convertible into shares, subject to an interest comprising 100% of DI Interest Deposit rate (CDI), plus spread of 2.30% per year. The debentures will serve the purpose of reinforcing our capital structure and extending the debt maturity profile, which currently presents an average maturity of 35 months.

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

The following table summarizes the principal terms of these debentures:

Subscriber	Issuance/ Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of December 31, 2022 (1)
						R$ in millions
Related party	5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	53.8
Related party	9th/ Series 2	September 28, 2022	September 28, 2025	CDI	2.40% p.a.	259.7
Third party	1st/ Single	August 06, 2021	August 05, 2024	CDI	2.30% p.a.	529.5
					Total	843.0

(1)     Outstanding amounts include interest payable.

The bond with related party subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the acceleration of the other debentures originally issued by Saber; (2) the grant by us of any liens on our assets or capital stock; (3) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. We complied with all debt commitments in the period applicable on December 31, 2022 and 2021.

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

On December 31, 2022, our net debt to Adjusted EBITDA ratio reached the result of 2.74, within the conditions established in the aforementioned financial contractual clauses. On December 31, 2021, our net debt to Adjusted EBITDA ratio reached the result of 4.47%, exceeding the ratio, but yet within the clauses established.

Additionally, as of December 31, 2022, we had lease liabilities in the amount of R$140.6 million.

Capital Expenditures

The capital expenditures refers to investments made to improve our fixed assets, such as buildings, equipment, software and land. In the year ended December 31, 2022, our capital expenditures totaled R$149.9 million substantially composed by intangibles, IT equipment and digital complementary education, compared to R$76.7 million for the year ended December 31, 2021, which was composed also by intangibles, IT equipment and digital complementary education.

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

C.    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plant and Equipment—Intellectual Property”.

D.Trend Information

The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for our industry and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements”, and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information – 3D. Risk Factors”.

Impact of COVID-19 on Our Business

Our business has been significantly impacted by the COVID-19 pandemic and governmental responses to it, particularly during the years ended December 31, 2020 and 2021. However, our revenues from subscription solutions, recognized in 2022 and expected to be recognized in 2023, have not and will not be adversely affected by the effects of the COVID-19 pandemic, such as declining enrollment at our partner schools as observed during the pandemic period, particularly in respect of childhood education. See also “Item 3. Key Information—3D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by health crises, epidemics or pandemics.

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
110

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
  negative impact of health crises, epidemics or pandemics, such as the COVID-19 pandemic;
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

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations” and “Item 3. Key Information—D. Risk Factors”.

E.Critical Accounting Estimates

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

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company”, whichever is earlier.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

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

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	47	Chairman
Mário Ghio Junior	54	Director
Roberto Valério Neto	47	Director
Frederico da Villa Cunha	50	Director
Andrés Cardó Soria	62	Independent Director*
Ann Marie Williams	56	Independent Director*
Estela Maris Vieira de Souza	59	Independent Director*

*     Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Rodrigo Calvo Galindo is the Chairman of our board of directors. Mr. Galindo is the former Chief Executive Officer of Cogna. He has served in the management of various educational institutions over the last 29 years. He was Administrative Associate Dean at the University of Cuiabá and was responsible for the accreditation and establishment of postsecondary education institutions in the states of Bahia, Mato Grosso, Amapá, Acre and Rondônia. He was Chief Executive Officer of Grupo Educacional IUNI, with over 50,000 postsecondary students and campuses in six Brazilian states. He was Chief Operating Officer and Chief Postsecondary Education Officer at Cogna Educação, formerly known as Kroton. Mr. Galindo holds a bachelor’s degree in Law and a Master’s degree in Education from Pontifícia Universidade Católica de São Paulo (PUC-SP). He published the dissertation “Public Assessment Policies: critical analysis of the model and perspective of representative associations” and co-authored the book “Public Assessment Policies”. He has been honored by IR Magazine for “Best investor relations performance by a CEO” (2012, 2013, 2014, 2015 and 2017), by Institutional Investor for “Best CEO” (2012, 2013, 2014, 2015, 2016 and 2017), by Istoé Dinheiro for “Entrepreneur of the Year” (2016), by Valor Econômico for “Best Company” (2014) and “Best Executive in the Education Industry” (2014, 2015, 2016 and 2017), and by Bravo Business Awards for “Dynamic CEO of the Year” (2015).

Mário Ghio Junior is a member of our board of directors. Mr. Ghio Junior will be stepping down as Chief Executive Officer and Investment Relations Officer, at the end of April 2023, but will remain as a member of our board of directors. He is a Board member of several companies and non-governmental organizations, or NGOs dedicated to improving education in the public sector. He was Chief Executive Officer of Abril Educação (currently Somos Educação), has served as Director of Educational Support at Estácio, Director of educational platforms of the Santillana Group, General Director of the COC System, General Director of CPV Vestibulares and Chemistry Teacher of Anglo Vestibulares. He holds bachelor’s degrees in Chemical Engineering from Poli-USP and in Business Administration from Universidade Anhembi-Morumbi/SP, as well as an Executive MBA from INSPER.

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

Roberto Valério Neto is a member of our board of directors. Mr. Valério also currently serves as Chief Executive Officer of Cogna. Mr. Valério joined Cogna following the merger with Anhanguera in July 2014. He worked for three years at Anhanguera Educacional, holding the positions of Chief Executive Officer and Executive Officer for Operations and Marketing. Previously, he worked for 11 years in the DIRECTV Group, with the SKY and DIRECTV brands. He holds a bachelor’s degree in Business Administration and a graduate degree in Business Administration with emphasis in Strategy, Finance and Entrepreneurship from the Fundação Getúlio Vargas (FGV), and graduate degree in Marketing and Customer Experience from Columbia University.

Andrés Cardó Soria is an independent member of our board of directors and a member of our audit committee. Since 2018, Mr. Cardó is the Head of Prismapar in Spain, Senior Advisor of Corporate Vision and President of his own consulting firm, Andrés Cardó & Asociados, SLL. Mr. Cardó is and has also been in the past member of the board of directors of several companies in the UK, Peru, Spain, Argentina, Chile, Colombia, Costa Rica, Mexico, USA, Brazil and Bolivia. He has already served as an economics professor in Trener Academy, several consulting firms, Controller for Foreign Direct Investments in Petróleos del Perú, Lima-Perú, Controller and Responsible for Board of Directors Special Affairs in Grupo Hilados Peinados, Lima-Perú, Controller Latam in Grupo Santillana, in Madrid, Spain, and Managing Director at Editorial Santillana in Bolivia. He later became Vice President for the Prisa Group in Bolivia, Managing Director at the Santillana Group, Managing Director at Editora Moderna from 2001 to 2010, Country Manager in Prisa Brazil and held other positions in the Prisa Group such as Chief Corporate Development, Marketing and Revenue Officer, Chief Operating Officer and International Managing Director, as well as Chief Executive Officer of Prisa Radio from 2015 to 2018. Mr. Cardó holds a Humanities Diploma from Pontificia Universidad Católica del Perú, a Finances Diploma – Programa de Alta Dirección from ESAN, a bachelor’s degree in Economic Science from Pontificia Universidad Católica del Perú and an MBA from IESE in Spain.

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

Estela Maris Vieira de Souza is an independent member of our board of directors and a member of our audit committee. Ms. Vieira de Souza a full member of the audit committee of Track & Field, Localiza and Agência Brasileira Gestora de Fundos Garantidores e Garantias – ABGF. She is also a full member of the board of directors and audit committee of Infracommerce and full member of the Lojas Renner fiscal council. She was a full member of the Transportadora Sulbrasileira de Gás and PwC Brazil Board. Ms. Vieira de Souza holds a bachelor’s degree in Business Administration and Accounting Sciences, an MBA in Marketing in Services, a Master (Msc) in Accounting and Controllership, an MBA in Digital Business, and is a board member certified by the Instituto Brasileiro de Governança Corporativa (IBGC). Ms. Vieira de Souza started her career at PricewaterhouseCoopers (PwC) in August 1987, and from 2000 to 2018 she was audit partner. In January 2019 she elected to take early retirement from PwC. Over a period of 15 years, she was the lead PwC Brazil partner responsible for delivering professional services to the Technology, Communication, Entertainment and Media sector and she represented the region at the PwC Network level in her area of expertise.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mário Ghio Junior, our CEO, with 34 years of experience in the education industry. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Mário Ghio Junior(1)	54	Chief Executive Officer and Investment Relations Officer
Cesar Augusto Silva	47	Chief Financial Officer
Guilherme Alves Mélega(1)	48	Chief Operating Officer

(1)	Mr.Ghio Junior will be stepping down as Chief Executive Officer and Investment Relations Officer effective April 30, 2023, when Mr. Guilherme Alves Mélega will become our Chief Executive, Investment Relations and Operating Officer.

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Mário Ghio Junior – see “—Board of Directors”.

Cesar Augusto Silva is our Chief Financial Officer. Mr. Cesar Augusto Silva is an economist and accountant with a master’s in business administration, and has more than 25 years’ experience in financial management and controllership. Mr. Silva has been working at the Cogna Group as Controllership Director since 2016, having actively participated in Vasta’s IPO process with Nasdaq. Prior to joining the Cogna Group, Mr. Silva started his career at auditing firms and has worked at companies such as JSL Logística, T-Systems Brasil, and T-Systems Spain.

Guilherme Alves Mélega is our Chief Operating Officer. Following Mr. Mário Ghio Junior’s retirement from his roles as Chief Executive Officer and Investment Relations Officer on April 30, 2023, Mr. Guilherme Alves Mélega will become our Chief Executive Officer, Investment Relations Officer and Chief Operating Officer. With a degree in economics from the Fundação Armando Alves Penteado in São Paulo, Mr. Mélega also holds a master’s degree in Business Administration from the Simon Graduate School of Business, University of Rochester, in New York. He previously served as Investor Relations Officer and Financial and Administrative Vice President in Somos Educação, Financial Director, Corporate Controller and Investor Relations Officer in Braskem, Senior Manager of Financial Planning and Budgeting in Whirlpool, Treasury Coordinator in Rhodia and financial analyst in Ambev.

Directors’ and Officers’ Insurance

As of December 31, 2022, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Our Relationship with Our Directors, Executive Officer and Members of Senior Management

There are no family relationships between any of our directors, executive officers and members of our senior management.

B.Compensation

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

For the year ended December 31, 2022, 2021 and 2020, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$20.4 million, R$16.0 million and R$28.7 million, respectively, which includes both benefits paid in kind and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2023 will be R$25.2 million.

Share Incentive Plan

On July 23, 2020 we approved our new stock option share plan, or the “RSU plan”. The purpose of RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an improved incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company. See below the RSU plan by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2020	Share units canceled	Share units granted	Share units vested	December 31, 2021	Share units canceled	Share units granted	Share units vested	December 31, 2022
Long term investment – Vasta to Vasta and Cogna(a)	932,604	(202,430)	450,123	(99,625)	1,080,672	(178,115)	265,766	(367,527)	800,796
Total	932,604	(202,430)	450,123	(99,625)	1,080,672	(178,115)	265,766	(367,527)	800,796

(a)	LTCP – We compensate part of our employees and management. This plan will grant up to 3% of the Company’s class A share units. We will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.

During 2022, the Company granted shares in connection with its LTCPs, as follows:

  November 2022 Plan – granted on November 1, 2022, totaling 8,000 shares at R$26.06 per share (or US$5.06 per unit translated at the grant date exchange of R$5.15 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$1.0 thousand, and the corresponding labor charges in the amount of R$2.0 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  September 2022 Plan – granted on September 19, 2022, totaling 78,573 shares at R$28.64 per share (or US$5.47 per unit translated at the grant date exchange of R$5.24 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$50.0 thousand, and the corresponding labor charges in the amount of R$10.0 thousand impacted labor liability and consolidated statement of profit and loss (owing to provision adjustments to account for share and U.S. dollar prices).
  September 2022 Plan – granted on September 13, 2022, totaling 40,000 shares at R$27.97 per share (or US$5.40 per unit translated at the grant date exchange of R$5.18 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$120.0 thousand, and the corresponding labor charges in the amount of R$20.0 thousand impacted labor liability and consolidated statement of profit and loss (owing to provision adjustments to account for share and U.S. dollar prices).
  August 2022 Plan – granted on August 1, 2022, totaling 6,000 shares at R$27.09 per share (or US$5.25 per unit translated at the grant date exchange of R$5.16 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$20.0 thousand, and the corresponding labor charges in the amount of R$4.0 thousand impacted labor liability and consolidated statement of profit and loss (owing to provision adjustments to account for share and U.S. dollar prices).
  May 2022 Plan – granted on May 2, 2022, totaling 8,000 shares at R$26.59 per share (or US$5.29 per unit translated at the grant date exchange of R$5.03 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$40.0 thousand, and the corresponding labor charges in the amount of R$8.0 thousand impacted labor liability and consolidated statement of profit and loss (owing to provision adjustments to account for share and U.S. dollar prices).
115

  May 2022 Plan – granted on May 2, 2022, totaling 99,193 shares at R$26.59 per share (or US$5.29 per unit translated at the grant date exchange of R$5.03 per US$). The amount of compensation based on share units that affected the Share-based compensation plan is R$2,630.0 thousand, and the corresponding labor charges in the amount of R$830.0 thousand impacted labor liability and consolidated statement of profit and loss.
  February 2022 Plan – granted on February 14, 2022, totaling 7,000 shares at R$31.32 per unit (or US$6.01 per unit translated at the grant date exchange rate of R$5.21 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$60.0 thousand, and the corresponding labor charges in the amount of R$6.0 thousand impacted labor liability and consolidated statement of profit and loss (owing to provision adjustments to account for share and U.S. dollar prices).
  December 2021 Plan – granted on December 1, 2021, totaling 19,000 shares at R$12.80 per share (or US$5.62 per unit translated at the grant date exchange of R$2.28 per US$) weighted by percentage of expected volatility of 30% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$90.0 thousand, and the corresponding labor charges in the amount of R$38.0 thousand impacted labor liability and consolidated statement of profit and loss.

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

C.Board Practices

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
116

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did not Disclose Demographic Background	0

D.Employees

As of December 31, 2022, we had 1,926 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	294	15%
Content Production	323	18%
Educational Technology	287	15%
Operations	242	13%
Pedagogical	404	21%
Administrative Support	376	20%
Total	1,926	100%

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

E.Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2022 on the basis of 18,213,794 Class A common shares and 64,436,093 Class B common shares. In addition to the shares detailed below, we had a total of 18,213,794 Class A common shares outstanding that are publicly traded as of December 31, 2022.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

	Shares Beneficially Owned				% of Total Voting Power
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Cogna	–	–	64,436,093	100.0%	97.3%
Other Shareholders
Other Shareholders	17,725,223	97.3%	–	–	2.7%
Executive Officers and Directors
Rodrigo Calvo Galindo	*	*	–	–	*
Mário Ghio Junior	*	*	–	–	*
Guilherme Alves Mélega	*	*	–	–	*
Cesar Augusto Silva	*	*	–	–	*
Andrés Cardó Soria	–	–	–	–	–
Roberto Valério Neto	–	–	–	–	–
Ann Marie Williams	–	–	–	–	–
Estela Maris Vieira de Souza	–	–	–	–	–
Frederico da Villa Cunha	–	–	–	–	–
All directors and executive officers as a group (25 persons)*	488,571	2.7%	–	–	*
Total	18,213,794	100.0%	64,436,093	100.0%	100.0%

*  Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

The holders of our Class A common shares and Class B common shares have identical rights, except that Cogna, as the sole holder of Class B common shares: (1) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) has certain conversion rights; and (3) is entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights” and “—Conversion”. Each Class B common share is convertible into one Class A common share.

B.Related Party Transactions

Private Debentures

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, in connection with our corporate reorganization, we incurred additional debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna, pursuant to which we agreed until the maturity of such private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of any such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business”.

On August 4, 2020, we repaid certain bonds owed to related parties in the amount of R$852.1 million. Of this amount, R$305.4 million referred to 6th Issuance - series 1; R$432.2 million to 7th Issuance – single series and R$113.9 million to 8th Issuance – single series.

During 2021, we repaid certain bonds owed to related parties in the total amount of R$502.2 million. Of this amount, R$100.0 million referred to the principal of the 5th Issuance – series 1; R$377.5 million referred to the principal of the 7th Issuance – single series, and R$24.8 million referred to the interest payment on the following series: (i) 5th Issuance – series 1, (ii) 7th Issuance – single series, (iii) 5th Issuance – series 2 and (iv) 6th Issuance – series 2.

On August 15, 2022, the Company partially settled bonds to related parties amounting to R$254,885 of principal amount, issued under the 5th series (R$50,885) and 6th series (R$204,000). On September 28, 2022, the Company issued R$250 million in simple, non-convertible debentures, bearing interest at 100% of the CDI, plus 2.40%, per annum. The debentures aim to support the Company’s capital structure and extend our debt-maturity profile, whose average term is currently at 37 months.

Indemnification Agreements

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, or the Cogna-Somos Indemnity Agreement, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$153.7 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may not be sufficiently protected by our parent company against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future”.

Cost Sharing Agreement

In connection with our corporate reorganization, on January 21, 2020, certain of our subsidiaries entered into a cost sharing agreement with Cogna and certain subsidiaries of Cogna, whereby they have agreed the terms and conditions for the sharing of back office, IT, administrative- and logistic-related expenses, among others, incurred by or for them. The criteria for determining our subsidiaries’ share of expenses will vary based on the type of expense shared. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, Cogna, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to Cogna might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with Cogna, and the reimbursement to us by Cogna for such shared expenses may not be sufficient to meet our actual costs”.

Commercial and Copyright License Agreements

On June 13, 2022, our subsidiary Somos Sistemas and the following subsidiaries of Cogna: (i) Editora Ática S.A., (ii) Editora Scipione S.A., (iii) Maxiprint Editora Ltda. and (iv) Saraiva Educação S.A., entered into a commercial agreement whereby Somos Sistemas agreed to provide and/or license our products and services to such companies. Somos Sistemas will receive consideration based on 40% of the companies’ EBITDA resulting from the distribution of Somos’ products and services to public entities.

On June 13, 2002, our subsidiary Somos Sistemas and Editora Ática S.A., or Editora Ática, a subsidiary of Cogna, entered into a copyright sublicense agreement whereby Somos Sistemas agreed to grant a license for commercial exploitation and use of copyrights related to the “O Líder em Mim” socio-emotional program. This sublicense copyright license agreement is valid until August 30, 2026, and Editora Ática will remunerate Somos Sistemas based on 40% of Editora Ática’s EBITDA resulting from the distribution of the “O Líder em Mim” program to public entities.

See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations”.

Trademark Assignment and License Agreements

On November 6, 2019, our subsidiary Somos Sistemas entered into a trademark license agreement (as amended on January 28, 2020) with one of the subsidiaries of Cogna for which Somos Sistemas has been granted at no cost the use rights related to the trademark “Pitágoras”. This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

On December 4, 2019, our subsidiary Somos Sistemas entered into eight trademark assignment agreements with subsidiaries of Cogna, or the Assignors, whereby certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars” and “Rede Cristã de Educação”, have been assigned and transferred by the Assignors to Somos Sistemas in accordance with the conditions set forth under the agreements.

On December 6, 2019, Somos Sistemas also entered into two trademark license agreement (as amended on January 28, 2020) by which the use rights related to certain trademarks have been granted at no cost to certain subsidiaries of Cogna. These agreements are valid for a period of 20 years, automatically and successively renewed for the same period.

Moreover, on December 6, 2019, Editora Ática S.A., or Editora Ática, a subsidiary of Cogna, entered into a sublicense trademark license agreement with Saraiva Educação S.A., a subsidiary of Cogna, whereby Editora Ática is authorized to use the trademark “Saraiva” at no cost. This sublicense trademark license agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations”.

Shared Warehouses and Logistics Activities Agreement

We share certain costs related to the use of warehouses and other logistics activities with Cogna and certain other related party entities. In general, all our and Cogna and certain other related party entities’ printed teaching materials are stored in rented warehouse facilities operated by us and delivered by third party carriers. The rent and operation expenses related to the use of such warehouses are apportioned to each business based on the square meters occupied by each of the products of the respective companies that use these warehouses. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from Cogna, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to Cogna might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with Cogna, and the reimbursement to us by Cogna for such shared expenses may not be sufficient to meet our actual costs”.

On January 2, 2020, we entered into an agreement whereby we are responsible for the costs related to the use and operation of these warehouses, and Cogna and the other related party entities who continue to use the warehouse will compensate us accordingly.

Lease and Sublease Agreements

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of Cogna, Editora Scipione S.A., for use of a property in the State of Pernambuco. Under this agreement, Somos Sistemas will make monthly payments of R$35 thousand, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into. This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by Law No. 8,245/91, or the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas and a subsidiary of Cogna, Saber, entered into a commercial sublease agreement with a subsidiary of Cogna, Editora e Distribuidora Educacional S.A., for use of a property in the city of São Paulo, State of São Paulo. Under this agreement, Somos Sistemas will make monthly payments equivalent to 25.0% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$430 thousand in rental fees, IPTU taxes and condominium fees). This lease matures on June 30, 2026 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, certain companies of our group, Editora Ática, SGE Comércio de Material Didático Ltda., or EGE, Somos Idiomas S.A., or Somos Idiomas, Saravia Educação S.A., or Saraiva, Livraria Livro Fácil Ltda., or Livro Fácil, and EDE, entered into a commercial sublease agreement with our subsidiary, Somos Sistemas, for use of a property in the city of São José dos Campos, State of São Paulo. Under this agreement, (1) Editora Ática, will make monthly payments equivalent to 39.84% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$827 thousand in rental fees and R$576 thousand in IPTU taxes); (2) Somos Idiomas, will make monthly payments equivalent to 0.27% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$53 thousand in rental fees and R$4 thousand in IPTU taxes); (3) Saraiva, will make monthly payments equivalent to 10.31% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$207 thousand in rental fees and R$149 thousand in IPTU taxes); (4) Livro Fácil, will make monthly payments equivalent to 7.42% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$1,160 thousand in rental fees and R$107 thousand in IPTU taxes). This lease matures on September 30, 2025 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

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

Loan Agreements

As of December 31, 2022, there were no loan agreements with Cogna Educação S.A. or its subsidiaries.

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

Employment agreements

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants. None of our directors have entered into service agreements. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements”.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements”, which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of Brazil (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our Brazilian subsidiaries. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on, or imposes taxes on, the distribution of dividends by subsidiaries”.

The terms of our existing indebtedness do not restrict our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations”.

Legal Proceedings

In the normal course of our business, from time to time we are involved in litigation. Depending on the nature and magnitude of the lawsuit filed against us, the process may be protracted, leading to the expenditure of time and operational resources until it is resolved. In connection with certain of our acquisitions, the sellers of certain acquired businesses have agreed to indemnify us with respect to certain contingencies that may arise in connection with such acquisitions. However, there can be no assurance that such indemnities will be sufficient to cover all losses associated with such contingencies. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have recorded provisions for contingencies for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition”.

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

As of December 31, 2022, we had a provision for risks of tax, labor and civil losses of R$651.2 million, for which either the loss was considered probable through accounting estimate or recognized through previous business combination and recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Civil Matters

As of December 31, 2022, we were party to certain judicial and administrative proceedings of a civil nature for which we recorded a provision of R$1.2 million. The civil claims to which we are a party generally relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$17.7 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2022 is R$180.4 million. However, we cannot assure that our position will prevail.

Labor Related Matters

As of December 31, 2022, we were party to certain labor-related judicial and administrative proceedings for which we recorded a provision of R$27.6 million. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, severance pay, equal pay, and indemnities based on Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to restrict additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of December 31, 2022, we were involved in certain judicial and administrative tax and social security proceedings for which we recorded a provision of R$623.1 million. As of December 31, 2022, we had judicial deposits in an aggregate amount of R$2.1 million. There can be no assurance that these proceedings would not have a significant effect on our financial position or profitability if all decided adversely to the company.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

On July 31, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since July 31, 2020 under the symbol “VSTA”.

B.Plan of Distribution

Not applicable.

C.Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Our affairs are governed principally by: (1) Memorandum and Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1‑1104, Cayman Islands.

Our shareholders adopted the Memorandum and Articles of Association included as Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333- 239686), filed with the SEC on July 23, 2020.

Our Memorandum and Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine.

The following is a summary of the material provisions of our authorized share capital and our Memorandum and Articles of Association.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share‑for‑share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Cogna, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti‑Takeover Provisions in our Articles of Association—Two Classes of Shares”.

As of December 31, 2022, Vasta’s total authorized share capital was US$50,000, divided into 1,000,000,000 shares with par value of US$0.00005 each, of which:

  500,000,000 shares are designated as Class A common shares; and
  250,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

As of December 31, 2022, Vasta had 1,000,000 shares in treasury.

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

Vasta’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Vasta (following an offer by Vasta to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta pursuant to Vasta’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten‑to‑one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights”.

Vasta’s Articles of Association also provide that the issuance of non‑voting common shares requires the affirmative vote of a majority of the of then‑outstanding Class A common shares.

Fiscal Year

Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights and (3) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion”. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Vasta’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1)Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(2)the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3)the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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

Equal Status

Except as expressly provided in Vasta’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vasta is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third‑party pursuant to an agreement to which Vasta is a party, or (2) any tender or exchange offer by Vasta to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

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

As a Cayman Islands exempted company, Vasta is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vasta may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vasta’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one‑third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one‑third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two‑thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders, as permitted by the Companies Act and our Articles of Association.

Pursuant to Vasta’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice‑chairman of the board of directors. If both the chairman and vice‑chairman of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on our affairs, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

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

On August 13, 2021, our board of Directors approved our first share repurchase program, or the Repurchase Program. Under the Repurchase Program, we are entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase, and on December 31, 2022, we had a balance of R$23.9 million or 1,000,000 shares held as treasury shares.

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

Our audit committee was established on March 2, 2020. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors”.

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
133

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

C.Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”. Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.Taxation

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

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy”, we may not pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules”, distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, so long as our Class A common shares are listed and traded on the Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Class A Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income”, or (2) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income”. For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We believe we were not a PFIC for our 2022 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

J.     Annual Report to Security Holders

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

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for increases of 25% and 50% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of December 31, 2022.

	Index - % per year	Balance as of December 31, 2022	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages)
Financial Investments	103.40% of CDI	39,212	4,874	6,093	7,311
Marketable Securities	103.39% CDI	380,514	47,298	59,122	70,947
Accounts Payable for Business Combination	100.0% of CDI	(625,277)	(77,722)	(97,152)	(116,583)
Lease Liabilities	CDI + 1.28%	(140,563)	(17,472)	(21,840)	(26,208)
Bonds and Financing	CDI + 1.66%	(842,996)	(104,784)	(130,981)	(157,177)
Net Exposure		(1,189,110)	(147,806)	(184,758)	(221,710)

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2022, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors”, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2022 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2022, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed”.

C.    Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.    Changes in Internal Control over Financial Reporting

Other than the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors”, there have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. for the years ended December 31, 2022 and 2021.

141

	2022	2021
	(in R$ million)	(in R$ million)
Audit (1)	2.0	1.7
Total	2.0	1.7

(1)   Audit:

Activities carried out in 2022: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2022; Interim reviews of Vasta’s financial statements in 2022.

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

The table below sets forth the amounts and average prices of the securities repurchased pursuant to the Repurchase Program:

2021/2022	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
August, 2021	137,060	5.78	137,060	862,940
September, 2021	272,930	5.15	272,930	590,010
October, 2021	258,175	4.29	258,175	331,835
November, 2021	281,722	2.89	281,722	50,113
December, 2021	50,113	2.58	50,113	–
Total	1,000,000	n/a	1,000,000	n/a

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

  Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
  Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
  Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and
  Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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
  the arrangement is such as a businessman would reasonably approve; and
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

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
  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
  those who control the company are perpetrating a “fraud on the minority”.

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

  Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
  Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one;
  Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and
  Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*            Filed herewith.

**          Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 25, 2023

Vasta Platform Limited
By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: CEO

By:	/s/ Cesar Augusto Silva
Name: Cesar Augusto Silva
Title: CFO

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

VASTA Platform Limited

Consolidated Financial Statements as of December 31, 2022, 2021 and 2020 and for the three year period then ended

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vasta Platform Limited

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Vasta Platform Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

/s/KPMG Auditores Independentes Ltda.

São Paulo - Brazil

April 25, 2023

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Consolidated Statement of Financial Position as of December 31, 2022 and 2021

In thousands of R$, unless otherwise stated

Assets	Note	December 31, 2022	December 31, 2021
Current assets
Cash and cash equivalents	8	45,765	309,893
Marketable securities	9	380,514	166,349
Trade receivables	10	649,135	505,514
Inventories	11	266,450	242,363
Taxes recoverable		19,120	24,564
Income tax and social contribution recoverable		17,746	8,771
Prepayments		56,645	40,069
Other receivables		972	2,105
Related parties – other receivables	21	1,759	501
Total current assets		1,438,106	1,300,129

Non-current assets
Judicial deposits and escrow accounts	22.b	194,859	178,824
Deferred income tax and social contribution	23	170,851	130,405
Equity accounted investees	12	83,139	-
Other investments and interests in entities		8,272	-
Property, plant and equipment	13	197,688	185,682
Intangible assets and goodwill	14	5,427,676	5,538,367
Total non-current assets		6,082,485	6,033,278

Total Assets		7,520,591	7,333,407

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Consolidated Statement of Financial Position as of December 31, 2022 and 2021

In thousands of R$, unless otherwise stated

Liabilities	Note	December 31, 2022	December 31, 2021
Current liabilities
Bonds and financing	15	93,779	281,491
Lease liabilities	17	23,151	26,636
Suppliers	16	250,647	167,168
Reverse factoring	16	155,469	97,619
Income tax and social contribution payable	24	5,564	16,666
Salaries and social contributions	20	100,057	62,829
Contractual obligations and deferred income	18	57,852	46,037
Accounts payable for business combination and acquisition of associates	19	73,007	20,502
Other liabilities		29,630	20,033
Other liabilities - related parties	21	54	39,271
Total current liabilities		789,210	778,252

Non-current liabilities
Bonds and financing	15	749,217	549,735
Lease liabilities	17	117,412	133,906
Accounts payable for business combination and acquisition of associates	19	552,270	511,811
Provision for tax, civil and labor losses	22.a	651,252	646,850
Contractual obligations and deferred income	18	-	128
Other liabilities		31,551	47,516
Total non-current liabilities		2,101,702	1,889,946

Shareholder's Equity
Share capital	24a	4,820,815	4,820,815
Capital reserve	24c	80,531	61,488
Treasury shares	24d	(23,880)	(23,880)
Accumulated losses		(247,787)	(193,214)
Total Shareholder's Equity		4,629,679	4,665,209

Total Liabilities and Shareholder's Equity		7,520,591	7,333,407

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Consolidated Statement of Profit or Loss and Other Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020

In thousands of R$, except for Loss per share

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Net revenue from sales and services	25	1,264,280	947,419	997,628
Sales		1,229,827	914,266	967,374
Services		34,453	33,153	30,254

Cost of goods sold and services	26	(473,135)	(396,829)	(378,003)

Gross profit		791,145	550,590	619,625

Operating income (expenses)
General and administrative expenses	26	(471,626)	(430,279)	(406,352)
Commercial expenses	26	(194,043)	(164,439)	(165,169)
Other operating income	26	1,020	5,554	4,283
Impairment losses on trade receivables	26	(45,904)	(32,726)	(25,015)

Share of loss equity-accounted investees	12	(4,512)	-

Profit (loss) before finance result and taxes		76,080	(71,300)	27,372

Finance result
Finance income	27	88,557	35,640	20,984
Finance costs	27	(270,324)	(120,183)	(119,409)
		(181,767)	(84,543)	(98,425)

Loss before income tax and social contribution		(105,687)	(155,843)	(71,053)

Income tax and social contribution		51,114	37,089	25,404
Current	23	10,668	(11,297)	7,874
Deferred	23	40,446	48,386	17,530

Loss for the year		(54,573)	(118,754)	(45,649)
Other comprehensive income for the year		-	-	-

Total comprehensive loss for the year		(54,573)	(118,754)	(45,649)

Loss per share
Basic	24b	(0.65)	(1.44)	(0.55)
Diluted	24b	(0.65)	(1.44)	(0.55)

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment
Balance at January 1, 2020	3,100,083	-	-	-	-	-	-	3,100,083
Share-based payment contributions	-	-	-	-	686	-	-	686
Net investments	(6,335)	-	-	-	-	-	-	(6,335)
Changes in parent company's investment, net	(3,093,748)	3,123,245	-	-	(686)	-	(28,811)	-
Capital contribution	-	2,426	-	-	-	-	-	2,426
Comprehensive loss for the year
Loss for the year	-	-	-	-	-	-	(45,649)	(45,649)
Total comprehensive loss for the year	-	-	-	-	-	-	(45,649)	(45,649)
Issuance of common shares at initial public offering (Note 1.2)	-	1,836,317	-	-	-	-	-	1,836,317
Share based compensation granted and issued (Note 23)	-	-	-	38,962		-	-	38,962
Share issuance costs, net of taxes	-	-	(141,173)	-	-	-	-	(141,173)
Total shareholders' contribution and distributions to shareholders	-	1,836,317	(141,173)	-		-	-	1,734,106
Balance as of December 31, 2020	-	4,961,988	(141,173)	38,962		-	(74,460)	4,785,317
Comprehensive loss for the year
Loss for the year	-	-	-	-	-	-	(118,754)	(118,754)
Total comprehensive loss for the year	-	-	-	-	-	-	(118,754)	(118,754)
Share based compensation granted and issued (Note 23 items b and c)	-	-	-	22,526	-	-	-	22,526
Share based compensation vested (Note 23a items i,ii and iii)	-	-	-	(31,043)	31,043	-	-	-
Acquisition of shares (Note 23d)	-	-	-	-	-	(23,880)	-	(23,880)
Balance as of December 31, 2021	-	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209
Comprehensive loss for the year
Loss for the year	-	-	-	-	-	-	(54,573)	(54,573)
Total comprehensive loss for the year	-	-	-	-	-	-	(54,573)	(54,573)
Share based compensations granted and issued	-	-	-	19,043	-	-	-	19,043
Share based compensations vested (note 24)	-	-	-	(3,243)	3,243	-	-	-
Balance at December 31,2022	-	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

In thousands of R$ unless otherwise stated

		For the year ended December 31,
	Notes	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(105,687)	(155,843)	(71,053)
Adjustments for:
Depreciation and amortization	13 and 14	268,714	211,156	174,088
Share of loss profit of equity-accounted investees	12	4,512	-	-
Impairment losses on trade receivables	10	45,904	32,726	25,015
Reversal for tax, civil and labor risks, net		(15,099)	(1,986)	(2,092)
Interest on provision for tax, civil and labor losses		42,063	34,300	13,297
Provision for obsolete inventories	11	40,924	22,117	4,057
Interest on bonds and financing	15	108,896	43,549	52,935
Interest on loans from related parties		-	-	2,922
Contractual obligations and right to returned goods		11,312	(1,159)	1,454
Interest on accounts payable for business combination and acquisition of associates	27	65,725	8,158	1,568
Imputed interest on suppliers	27	19,810	157	2,945
Share-based payment expense		19,043	22,526	39,648
Interest on lease liabilities	17	13,143	14,984	15,091
Interest on marketable securities	26	(54,954)	(26,719)	(16,907)
Other finance costs, net		3,441	-	-
Cancellations of right-of-use contracts		616	(195)	-
Residual value of disposals of property and equipment and intangible assets	13 and 14	13,960	124	(454)
		482,323	203,895	242,514
Changes in
Trade receivables		(189,329)	(25,408)	(123,412)
Inventories		(65,011)	(14,038)	(20,812)
Prepayments		(16,576)	(12,511)	(4,060)
Taxes recoverable		(16,566)	(4,914)	24,573
Judicial deposits and escrow accounts		(16,035)	(6,076)	184
Other receivables		1,133	(1,789)	4,516
Related parties – other receivables		(1,258)	-	-
Suppliers		121,519	(16,124)	42,620
Salaries and social charges		37,166	(9,890)	(6,693)
Tax payable		(4,039)	5,711	13,629
Contractual obligations and deferred income		375	(2,659)	(2,163)
Other liabilities		(3,084)	(671)	4,295
Other liabilities - related parties		(39,218)	(94,155)	117,299
Cash from operating activities		291,400	21,371	292,490
Payment of interest on leases		(14,941)	(14,692)	(14,675)
Payment of interest on bonds and financing		(92,500)	(24,922)	(49,404)
Payment of interest on business combinations		(603)	(1,571)	-
Income tax and social contribution paid		(7,153)	(1,167)	(5,234)
Payment of provision for tax, civil and labor losses		(1,363)	(627)	(7,716)
Net cash from (applied in) operating activities		174,840	(21,608)	215,461

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	13	(61,143)	(20,910)	(1,642)
Additions of intangible assets	14	(90,588)	(55,878)	(42,793)
Acquisition of subsidiaries net of cash acquired		(80,559)	(186,218)	(23,147)
Proceeds from investment in marketable securities		1,637,898	2,641,308	1,212,876
Purchase of investment in marketable securities		(1,800,550)	(2,289,836)	(1,687,071)
Net cash (applied in) from investing activities		(394,942)	88,466	(541,777)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution		-	-	2,426
Suppliers - related parties		-	(1,450)	(207,174)
Loans from related parties		-	-	65,600
Payments of loans from related parties	19	(254,885)	(20,884)	(76,830)
Lease liabilities paid		(27,003)	(21,998)	(12,835)
Acquisition of treasury shares		-	(23,880)	-
Parent Company's Net Investment		-	-	(6,335)
Issuance of common shares in initial public offering		-	-	1,836,317
Transaction costs in initial public offering		-	-	(154,849)
Payments of bonds and financing	14	(759)	(477,741)	(852,135)
Issuance of securities with related parties	15	250,000	-	-
Issuance of bonds net off issuance costs		-	497,000	-
Payments of accounts payable for business combination and acquisition of associates		(11,379)	(19,168)	-
Net cash (applied in) from financing activities		(44,026)	(68,121)	594,185
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(264,128)	(1,263)	267,869
Cash and cash equivalents at beginning of period	8	309,893	311,156	43,287
Cash and cash equivalents at end of period	8	45,765	309,893	311,156
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(264,128)	(1,263)	267,869

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Notes to the Consolidated Financial Statements as of December 31, 2022

(Amounts in thousands of R$, unless otherwise indicated)

1.   The Company and Basis of Presentation

1.1 The Company

Vasta Platform Ltd., together with its subsidiaries (the Company) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

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

1.2 Corporate restructuring and business combinations

Until July 23, 2020, VASTA Platform, was not a separate legal entity. The Business, (referred herein when the company presented its financial statements combined with other entities), comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

On March 2, 2021, the Company acquired an ownership interest in Sociedade Educacional da Lagoa Ltda.(“SEL”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

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

On January 14, 2022, the Company acquired an equity interest in Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda – through its wholly-owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On July 19, 2022, the Company acquired a non-controlling interest (45%) in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). The consideration paid was R$ 87,651, of which R$ 63,814 was paid in cash and the remaining amount of R$ 23,837 to be paid in four cash installments according to the growth of students served by Educbank.

On July 19, 2022, the Company acquired a non-controlling interest (10%) in Flex Flix Limited (“Flex Flix”). The consideration paid was R$ 8,271, paid in cash. The amount paid to acquire a stake in this company was recorded in “other investments and interests in entities”.

The Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	Interest
	December 31, 2022	December 31, 2021
Somos Sistemas de Ensino S.A ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”) (i)	-	100%
Colégio Anglo São Paulo	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	-
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	-
Meritt Informação Educacional Ltda (“Meritt”) (i)	-	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
Nota 1000 Serviços Educacionais Ltda ("Redação Nota 1000") (i)	-	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Editora De Gouges S.A ("De Gouges") (i)	-	100%
(i)	Entities that were merged during the fiscal year ended December 31,2022

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

2. Basis of preparation and presentation of Consolidated Financial Statements

The Consolidated Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements as of December 31, 2022, were approved by the Executive Board on April 25, 2023.

a.  Consolidation

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

Transactions, balances and unrealized gains on transactions between Company companies are eliminated.

The accounting policies of the new subsidiaries are changed, when necessary, to ensure consistency with the policies adopted by the Company.

Below is a list of the companies controlled by the Company for the years ended December 31, 2022, and 2021:

Company	Interest
	December 31, 2022	December 31, 2021
Somos Sistemas de Ensino S.A. ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	-	100%
Colégio Anglo São Paulo	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	-
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	-
Meritt Informação Educacional Ltda (“Meritt”)	-	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
Nota 1000 Serviços Educacionais Ltda ("Redação Nota 1000") (i)	-	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Editora De Gouges S.A ("De Gouges")	-	100%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

b.  Associates

Associates are those entities in which the Group, has significant influence, but does not control or jointly control, over the financial and operating policies.

Investments in associates are accounted for using the equity method. Such investments are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

c.  Operating segment

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

d.  Cash Generating Units – (“CGU”)

For purposes of assessing impairment, these assets are grouped into the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU). For the purposes of this test, the goodwill is allocated to the Cash Generating Units, segregated into Content EdTech and Digital Service.

e.  Functional and Presentation Currency

The Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company's functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

f.  Measurement basis

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

The Company has lease contracts where it acts as lessee, and it is related to warehousing, equipment and computers used to learning systems and education solutions. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be exercised (or not terminated). For leases of warehouses, equipment or even computer used in education solutions, the following factors are normally the most relevant:

•	If there are significant penalties for termination (or not to extend), the Company is reasonably certain to extend (or not terminate) the lease.
•	If there are any leasehold improvements with significant residual balances, the Company is reasonably certain to extend (or not terminate) the lease.
•	Also, the Company considers other factors including past practices related to the use of specific categories of assets (leased or owned assets) as well as the historical length of the leases and the costs and business disruptions required to replace the leased asset. See Note 17.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

3.2 Assumptions and estimation uncertainties

a.	Deferred Income tax and social contribution

The liability method is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases. The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable income. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to reduce income taxes expenses, therefore, deferred tax assets are subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets. See Note 23.

b.	Provision for risks of tax, civil and labor losses

The Company is a party to judicial and administrative proceedings. We accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursements by the Company, in connection of such losses, include the evaluation of available evidence as well the opinion of internal and external legal advisors. See Note 22.

c.	Impairment losses on trade receivables

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward looking estimates at the end of each reporting period. Note 10.

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

f.	Rights to Returned Goods and Refund Liabilities

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met.  Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized. See Note 18.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

g.	Fair value measurements and valuation processes

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

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in Note 24.

h.	Purchase Price Allocation – Business combination

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

4.     Significant accounting policies and new and not yet effective accounting standards

4.1   New and not yet effective accounting standards

A number of new standards, amendments and interpretations were effective for annual periods beginning after January 1, 2022, none of which had a material impact. Below are presented the new and not yet effective standards:

•	Insurance contracts (IFRS 17)
•	Income tax Deferred (Amendments to IAS12)
•	Classification of liabilities as current or non-current (Amendments to IAS1)
•	Disclosure of accounting Policies (Amendments to IAS1 and IFRS Practice Statement 2)

The new and not yet effective accounting standards, when adopted, are not expected to have a material impact on these consolidated financial statements.

4.2   Significant accounting policies

The significant accounting policies applied in the preparation of the Consolidated Financial Statements are presented below. These policies have been consistently applied in the periods presented herein.

a.Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly liquid short-term investments and have maturities of three months or less from the date of purchase and that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

b.Financial Assets and Liabilities

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

A business model to manage financial assets refers to the way the Company manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•	The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets.
•	how the performance of the portfolio is evaluated and reported to the Company’s Management.
•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or on the contractual cash flows obtained; and
•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

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

The Company considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. This includes evaluating whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Company considers the following:

•	contingent events that change the amount or timing of cash flows.
•	terms that may adjust the contractual rate, including variable rates.
•	the prepayment and the extension of the term; and
•	the terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance of an asset).

Due to their nature, as of December 31, 2022 and 2021 the Company’s financial assets are classified as “measured at amortized cost”, except for the Marketable securities and other investments and interests in entities, which are classified as “measured at fair value through profit or loss”.

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

Due to their nature, as of December 31, 2022 and 2021 the Company’s financial liabilities are classified as “measured at amortized cost”.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

For trade receivables, the Company applied the simplified approach and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 10.c.

c.Inventories

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

d.Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company did not identify changes in the useful life at December 31, 2022 and 2021.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in statement of Profit or Loss when control of the asset is transferred. See Note 13.

e.Business Combination

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

f.Intangible Assets and Goodwill

The Company’s intangible assets are mostly comprised of software, trademarks, customer portfolio, platform content production, trade agreement, copyrights and goodwill. Those items are further described below:

  Goodwill

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Goodwill arising on the acquisition of subsidiaries is measured as set out in Note 14.

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

Software recognized as assets is amortized using straight-line method over its estimated useful lives, not greater than 5 years. The Company did not identify changes in the useful life at December 31, 2022 and 2021.

c.  Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years . The Company did not identify changes in the useful life at December 31, 2022 and 2021.

d.  Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationship has an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (from 12 to 13 years). The Company did not identify changes in the useful life at December 31, 2022 and 2021.

e.  Platform content production

Development expenditure with platform content is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on the straight-line method over their estimated useful lives of 3 years. The Company did not identify changes in the useful life at December 31, 2022 and 2021.

g.Copyrights

The Company accounts for different copyright agreements as follows:

i.	Copyrights are paid to the authors of the content included in the textbooks produced by the Company and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.
ii.	In some instances where the authors maintain the legal title of the copyrights, contracts require the prepayment of part or even the full down payment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the Consolidated Statement of Financial Position and charged to statements of Profit or Loss when the books are sold based on the related sales forecast. The Company reviews regularly the forecast sales to determine if an impairment is required.
iii.	When the Company purchases permanently the legal title of the copyright from the authors, the amounts are capitalized in “Intangible Assets and Goodwill” as “Other intangible assets” and are amortized on the straight-line method over their estimated useful lives, which are not greater than 3 years, which is the content renewal estimated timeline.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

The Company did not identify changes in the useful life as of December 31, 2022 and 2021.

h.Impairment of non-financial assets

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

i.Bonds and Financing

The Bonds and financing are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in consolidated profit and loss over the period of the bonds and financing using the effective interest rate method.

Following initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Bonds and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period. Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to be prepared for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred. See Note 15.

j.Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk being subsequently recorded as finance cost using the effective interest rate method. The operation does not affect the deadlines, prices and conditions previously agreed. The suppliers specifically related to Reverse Factoring are segregated in the Note 16. In addition, the effects of Reverse Factoring on Cash Flows are recognized in “Cash flow from operating activities”.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

k.Leases

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The likelihood of loss of judicial/administrative proceedings in which the Company appears as a defendant is assessed by Management on the financial statement dates.

Provisions are recorded in an amount the Company believes it is adequate to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized in general and administrative expenses when incurred. See Note 22.

m.Current and Deferred income tax and social contribution

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

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis. See Note 23.

n.Employee Benefits

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

(i)	Long Term Investment – “ILP” – Refers to RSU plans for which some Company management and employees are eligible. In those plans the Company will deliver a fixed number of shares at a fixed share price measured at the Plan’s inception. The Company recognizes the expense and inherent labor taxes related to the RSU plan in profit and loss. In addition, the effects of the constructive obligation are recognized in statement of financial position under the share-based compensation reserve in equity and the corresponding taxes under “Salaries and Contributions”. See Note 24.

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

o.Shareholders’ Equity

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

ii.  Share Capital

On December 31, 2022 and 2021, the Company’s share capital was R$ 4,820,815, divided into 82,649,887 shares of which 64,436,093 are Class B shares held by Cogna Group and 18,213,794 are Class A common shares held by others.

iii.  Capital reserve

The breakdown of capital reserves is arising from share-based payment in the amount of R$ 80,531 on December 31, 2022, and R$61,488 on December 31,2021. See Note 24.

iv.  Treasury shares

On December 31, 2022 and 2021, the Company holds shares in treasury in the amount of R$ 23,880, corresponding to 1,000,000 shares, see Note 24.

p.Revenue Recognition

The Company generates most of its revenue from the sale of textbooks (“publishing” when sold as standalone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transactions or term contracts with an average period from three to five years.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The Company also provides other types of complementary educational solutions, preparatory courses for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and others are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Company believes this is an appropriate measure of progress toward satisfaction of performance obligations as it is the most accurate measure of the consideration to which the Company expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes. See Note 25.

q.Taxes on Revenues

The Company and its associates benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provides that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or PIS) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). Tax exemption available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court rendered on March 8, 2017.

The services revenues are subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipality service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

r.Fair Value Measurement

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

To provide an indication of the reliability of the inputs used in determining fair value, the Company has classified its financial instruments according to the judgements and estimates of the observable data as much as possible. The fair value hierarchy is based on the degree to which the fair value used in the valuation techniques is observable, as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
5        Business Combinations

The Company concluded some acquisitions to improve its portfolio of educational solutions as presented below:

•	January 14, 2022–Phidelis Tecnologia Desenvolvimento de Sistemas Ltda.
•	January 14, 2022 – MVP Consultoria e Sistemas Ltda.

The Company’ business combinations are described below:

Business Combinations during 2022

MVP Consultoria e Sistemas Ltda. and Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)

On January 14, 2022, the Company acquired though its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), the entities Phidelis Tecnologia Desenvolvimento de Sistemas and MVP Consultoria e Sistemas Ltda. (“Phidelis”). Phidelis is a complete academic and financial management platform for elementary and high schools, providing (i) licensing and software development and (ii) messaging, retention, enrollment and standard management for schools and students. In addition to adding a digital solution and bringing in new customers, Phidelis' team will support the development of the Company's digital services platform. The Company will pay a total purchase price in the amount of R$21,966, comprised of (i) R$8,854 in cash, paid on the acquisition date, (ii) R$7,638 to be paid in annual installments over the course of two years, and (iii) a variable of R$5,474, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026. Both fixed and variable payment to be adjusted by the variation of Extended National Consumer Price Index (“IPCA”) in the period.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2022:

	Phidelis	MVP	Total
Current assets
Cash and cash equivalents	162	217	379
Trade receivables	65	131	196
Taxes recoverable	1	4	5
Total current assets	228	352	580
Non-current assets
Property, plant and equipment	-	72	72
Intangible assets - Customer Portfolio	1,521	2,313	3,834
Intangible assets - Software	523	2,702	3,225
Total non-current assets	2,044	5,087	7,131
Total Assets	2,272	5,439	7,711

Current liabilities
Salaries and social contributions	58	4	62
Taxes payable	-	10	10
Income tax and social contribution payable	-	80	80
Other liabilities	-	12	12
Total current liabilities	58	106	164
Non-current liabilities
Provision for tax, civil and labor losses	-	2,504	2,504
Total non-current liabilities	-	2,504	2,504
Total liabilities	58	2,610	2,668
Net identifiable assets at fair value (A)	2,214	2,829	5,043
Total Consideration transferred (B)	3,600	18,366	21,966
Goodwill (B – A) (i)	1,386	15,537	16,923

(i)Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the Company, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

From the date of acquisition to December 31, 2022, Phidelis contributed to a net revenue from sales and services in the amount of R$5,157, and net profit for the year in the amount of R$ 780. If the acquisition had occurred on January 1, 2022, Management estimates that net revenue from sales and services would have been R$ 1,264,287 and net loss for the year would have been R$ (54,572).

Business Combinations during 2021

Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), the entity Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. The consideration paid was R$ 65,000, of which R$ 38,124 was paid in cash and  the remaining amount of R$ 26,876 is subject to certain post-closing price adjustments (conditioned to the minimum amount of R$ 39,400 total contract revenue for the next two years, 2023 and 2024, with the client "SESI", and if the minimum amount is not reached, the installment due will be discounted in the percentage of reduction of the minimum value of each contract). The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Nota 1000 Serviços Educacionais S.A. (“Redação Nota 1000”)

On May 27, 2021, the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software.  The Redação Nota 1000’s users may choose their essays reviewed under different approaches as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. The consideration transferred was R$ 11,387, of which R$ 4,093 was paid in cash and the remaining amount of R$ 7,294 will be paid in installments with final due date on December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, the Company recognized a contingent consideration of R$ 2,650 subjects to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security, for the years 2022 and 2023). During 2022, the Company concluded the acquisition accounting and adjusted during the measurement period, intangible assets and goodwill in the amount of R$ 1,098.

EMME – Produções de Materiais em Multimídia (“EMME”)

On August 1, 2021 the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service”. The consideration transferred was R$ 15,317 of which R$ 3,063 was paid in cash and the remaining amount of R$ 12,253 will be paid in installments with final due date on August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index). During 2022, the Company concluded the acquisition accounting and adjusted, during the measurement period, intangible assets and goodwill, in the amount of R$ 1,055.

Editora De Gouges S.A. (“De Gouges”)

On October 29, 2021 the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity De Gouges, which provides learning system (K-12) and solutions on the educational platform. The consideration transferred was R$ 611,554 of which R$ 160,000 was paid in cash and the remaining amount of R$ 451,554 to be paid in installments with final due date on October 29, 2026 (each installment adjusted by the positive variation of 100% of CDI index).

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

The following table presents the net identifiable assets acquired and liabilities assumed for each business combination in 2021:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	SEL	Redação Nota 1000	EMME	De Gouges	Total
Current assets
Cash and cash equivalents	1,461	525	637	16,439	19,062
Trade receivables (vi)	-	1,327	1,082	18,190	20,599
Inventories (iv)	-	-	-	4,534	4,534
Prepayments	-	-	14	83	97
Taxes recoverable	-	-	9	1,947	1,956
Other receivables	180	-	-	12	192
Total current assets	1,641	1,852	1,742	41,205	46,440
Non-current assets
Property, plant and equipment	611	-	128	1,272	2,011
Other intangible assets	-	1,099	1	38	1,138
Intangible assets - Customer Portfolio (ii)	18,783	-	-	64,806	83,589
Intangible assets - Trade agreement (iii)	-	-	-	247,622	247,622
Intangible assets - Software (v)	1,296	5,692	4,048	-	11,036
Total non-current assets	20,690	6,791	4,177	313,738	345,396
Total Assets	22,331	8,643	5,919	354,943	391,836

Current liabilities
Suppliers	-	180	13	1,107	1,300
Salaries and social contributions	1	124	600	2,871	3,596
Taxes payable	17	207	102	-	326
Income tax and social contribution payable	33	-	-	5,232	5,265
Provision for trade discount	-	-	-	15,000	15,000
Other liabilities	-	1,673	2	25	1,700
Total current liabilities	51	2,184	717	24,235	27,187
Non-current liabilities
Provision for tax, civil and labor losses	-	-	-	1,231	1,231
Provision for trade discount	-	-	-	47,234	47,234
Total non-current liabilities	-	-	-	48,465	48,465
Total liabilities	51	2,184	717	72,700	75,652
Net identifiable assets at fair value (A)	22,280	6,459	5,202	282,243	316,184
Total Consideration transferred (B)	65,000	11,387	15,317	611,554	703,258
Goodwill (B – A) (i)	42,720	4,928	10,115	329,311	387,074

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

(v) As a result of purchase price allocation, the Company identified R$ 11,036, Educational Software applied in the “SESI” learning system, Writing Correction Software for Education System “Redação Nota 1000” and software that produces digital marketing material solutions for schools “EMME”, all of them based on relief from royalties’ criteria (RIR) and each acquisition with its corresponding rate of net revenue by investment. See Note 14.

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

  Market risk – cash flow interest rate risk

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

	December 31, 2022	December 31, 2021	Interest rate
Bonds
Private Bonds – 6th Issuance – series 2	53,688	104,844	CDI + 1.00% p.a.
Private Bonds – 6th Issuance – series 2	-	210,920	CDI + 1.70% p.a.
Private Bonds – 9th Issuance – series 2	259,843	-	CDI + 2.40% p.a.
Bonds – 1st Issuance - single	529,465	514,574	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	-	888	TJPLP + 5% p.a.
Financing and Lease Liabilities	140,563	160,542	IPCA
Accounts Payable for Business Combination and acquisition of associates	625,277	532,313	100% CDI
	1,608,836	1,524,081

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

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

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See Notes 8 and 9.

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

c.  Liquidity risk

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

On September 28, 2022 the Company’s subsidiary Somos Sistemas de Ensino S.A issued R$ 250,000 in private bonds, not convertible. The bonds are aimed to reinforce the Company’s capital structure, and lengthen the debt maturity profile, whose average term currently is 37 months from the issuance. On August 6, 2021 the Company’s subsidiary Somos Sistemas de Ensino S.A issued R$ 500,000 in simple debentures, not convertible. The debentures are aimed to reinforce the Company’s capital structure as well as extending the debt maturity profile, see Note 15.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

December 31, 2022	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 15)	93,779	499,217	250,000	842,996
Lease Liabilities (Note 17)	23,151	22,921	94,491	140,563
Accounts Payable for business combination and acquisition of associates (Note 19)	73,007	389,186	163,084	625,277
Suppliers (Note 16)	250,647	-	-	250,647
Reverse Factoring (Note 16)	155,469	-	-	155,469
Other liabilities - related parties (Note 21)	54	-	-	54
	596,107	911,324	507,575	2,015,006

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (12.43% p.a) extracted from BACEN (Brazilian Central Bank) on December 31,2022. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2022:

December 31, 2022	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	105,436	561,270	281,075	947,781
Lease Liabilities	26,029	25,770	106,236	158,035
Accounts Payable for business combination and acquisition of associates	82,082	437,562	183,355	702,999
Suppliers	281,802	-	-	281,802
Reverse Factoring	174,794	-	-	174,794
Other liabilities - related parties	61	-	-	61
	670,204	1,024,602	570,666	2,265,472

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2022	December 31, 2021
Net debt (i)	1,969,241	1,518,247
Total shareholders' equity	4,629,679	4,665,209
Total capitalization (ii)	2,660,438	3,146,963
Gearing ratio - % - (iii)	74%	48%

(i)	Net debt comprises financial liabilities (note 7) net of cash and cash equivalents.
(ii)	Refers to the difference between Shareholders’ Equity and Net debt.
(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-month horizon was used, with a projected rate of 12.43% p.a. as per DI Interest Deposit rate (“CDI”) reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% deterioration in scenario I and 50% deterioration in scenario II, of the projected rates.

	Index - % per year	Balance as of December 31, 2022	Base scenario	Scenario I	Scenario II
Financial Investments	103.40% of CDI	39,212	4,874	6,093	7,311
Marketable Securities	103.39% CDI	380,514	47,298	59,122	70,947
		419,726	52,172	65,215	78,258
Accounts Payable for Business Combination and acquisition of associates	100% of CDI	(625,277)	(77,722)	(97,152)	(116,583)
Lease liabilities	CDI + 1.28%	(140,563)	(17,472)	(21,840)	(26,208)
Bonds and financing	CDI + 1.66%	(842,996)	(104,784)	(130,981)	(157,177)
		(1,608,836)	(199,978)	(249,973)	(299,968)
Net exposure		(1,189,110)	(147,806)	(184,758)	(221,710)
Interest rate -% p.a	-	-	12.43%	15.54%	18.65%
Stressing scenarios	-	-	-	25%	50%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

7       Financial Instruments by Category

The Company holds the following financial instruments:

	Hierarchy	December 31, 2022	December 31, 2021
Assets - Amortized cost
Cash and cash equivalents		45,765	309,893
Marketable securities		-	166,349
Trade receivables		649,135	505,514
Other receivables		972	2,105
Related parties – other receivables		1,759	501
		697,631	984,362

Assets - Fair value through profit or loss
Marketable securities	1	380,514	-
Other investments and interests in entities		8,272	-
		388,786	-

Liabilities - Amortized cost
Bonds and financing		842,996	831,226
Lease liabilities		140,563	160,542
Reverse factoring		155,469	97,619
Suppliers		250,647	167,168
Accounts payable for business combination and acquisition of associates		569,360	497,187
Accounts payable for business combination and acquisition of associates (i)	3	55,917	35,126
Other liabilities - related parties		54	39,271
		2,015,006	1,828,139
i)	Refers to a portion of the liability remeasured based on economic activity of the acquired entity (post-closing price adjustments).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring level 3 fair values, as well as the significant unobservable inputs used:

Entities	Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement
Phidelis	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).

1. The achievement of financial targets are linked to net revenue of the years 2023 and 2024.

2.Revenue: we consider for the revenue projection the continuity of old contracts and new contracts with average annual revenue growth of 21.1%.

The estimated fair value would increase (decrease) if: - Any product is no longer monetized (lower) - The risk-adjusted discount rates were lower (higher)
SEL	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).

1. Renewal, in writing, to the year 2023 and 2024, of the Structured Teaching Program Contract; or

2. Entering a new contract, in writing, with SESI effective for the year 2024, with or without the need for bidding, so that the Buyer continues to provide in the year of 2024 services to SESI, according to the specific scope to be defined by SESI (“Renovation Structured Teaching Program 2024”).

The estimated fair value would increase (decrease) if: - No contract renewal (lower)
Redação Nota 1000	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).

1. Net Revenue Target 2023: R$3,952

2. (i) 2023 Net Revenue equal to or greater than R$3,952 so = 100%, (ii) 2023 Net Revenue equal to or greater than R$2,799 and less than R$3,952 so 70%, (iii) 2023 Net Revenue equal to or greater than R$ 2,659 and less than R$2,799 so 60%, (iv) 2023 Net Revenue equal to or greater than R$2,379 and less than R$2,659 so, 40%, and (v) Net Revenue less than R$2,379 so 0%.

Not applicable.
Educbank	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (students enrolled).

1. Reaching 25,000 new students effectively hired, as determined after issuing bank slips, in relation to the Company's services

2. Reaching 37,000 new students effectively hired, as determined after issuing bank slips, in relation to the Company's services.

The estimated fair value would increase (decrease) if: - Not applicable.

The Company has not disclosed the fair values of your financial instruments, because their carrying amounts approximates fair value.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

8      Cash and cash equivalents

  Composition

The balance of this account comprises the following amounts:

	December 31, 2022	December 31, 2021
Cash	7	100
Bank account	6,546	17,772
Financial investments (i)	39,212	292,021
	45,765	309,893

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103% of the annual CDI rate on December 31, 2022 (105.2% on December 31, 2021). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

9      Marketable securities

        a.  Composition

	Credit Risk	December 31, 2022	December 31, 2021
Financial bills (LF)	AAA	-	1,640
Financial treasury bills (LFT)	AAA	-	164,709
Private investment fund	AAA	31,842	-
Private investment fund	AA	348,672	-
		380,514	166,349

The average gross yield of securities is based on 104% CDI on December 31, 2022 (101% CDI on December 31, 2021).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

10    Trade receivables

The balance of this account comprises the following amounts:

a.Composition

	December 31, 2022	December 31, 2021
Trade receivables	711,439	505,190
Related Parties (Note 21)	7,177	46,824
( - ) Impairment losses on trade receivables	(69,481)	(46,500)
	649,135	505,514

b.Maturities of trade receivables

	December 31, 2022	December 31, 2021
Not yet due	563,005	417,233
Past due
Up to 30 days	19,435	9,657
From 31 to 60 days	22,637	10,331
From 61 to 90 days	12,193	7,366
From 91 to 180 days	42,169	21,154
From 181 to 360 days	31,357	23,852
Over 360 days	20,643	15,597
Total past due	148,434	87,957
Related parties (note 21)	7,177	46,824
Impairment losses on trade receivables	(69,481)	(46,500)
	649,135	505,514

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

c.Impairment losses on trade receivables

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

The Company also recognizes impairment losses on trade receivables at 100% for customers that filed for judicial recovery or bankruptcy, based on historical experience, which indicates that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of December 31, 2022 and as of December 31, 2021.

d.  Expected credit losses aging

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

		December 31, 2022		December 31, 2021
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	1.52%	8,970	0.30%	1,263
Past due
Up to 30 days	9.53%	2,072	12.67%	1,219
From 31 to 60 days	14.09%	2,728	17.01%	1,769
From 61 to 90 days	19.87%	2,335	23.75%	1,764
From 91 to 180 days	29.66%	10,096	35.71%	7,608
From 181 to 360 days	48.35%	12,465	72.90%	17,399
Over 360 days	76.40%	15,434	99.23%	15,478
Total past due		54,100		46,500
Customers in judicial recovery (i)	100%	15,381	100%	-
(-) Impairment losses on trade receivables		69,481		46,500

(i)	On December 31, 2022 the Company’s Management recorded R$15 million in provision for expected credit loss relating to the entirely of Vasta’s receivable for products in inventory of a large retail company in judicial recovery. The Company did not identify customers in judicial recovery as of December 31, 2021.

The following table shows the changes in impairment losses on trade receivables for the years ended December 31, 2022, 2021 and 2020:

e.  Changes on provision

	December 31, 2022	December 31, 2021	December 31, 2020
Opening balance	46,500	32,055	22,524
Additions	45,904	39,326	29,870
Reversals	(288)	(2,854)	(4,855)
Write offs (i)	(22,635)	(22,027)	(15,484)
Closing balance	69,481	46,500	32,055

(i)	The Company assessed its customers credit lines, on a regular basis. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 22,635 as write-off as of December 31, 2022 (R$ 22,027 as of December 31, 2021).

11      Inventories

The balance of this account comprises the following amounts:

        Composition
	December 31, 2022	December 31, 2021
Finished products (i)	160,519	160,318
Work in process	73,993	51,152
Raw materials	30,773	27,081
Imports in progress	347	1,681
Right to returned goods (ii)	818	2,131
	266,450	242,363

(i)	These amounts are net of slow-moving items and net realizable value.
(ii)

Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Changes in provision for losses with slow-moving inventories, net realizable value and provision for right to returned goods are broken down as follows:

b.      Changes in provision

	December 31, 2022	December 31, 2021	December 31, 2020
Opening balance	58,723	62,210	69,080
Additions	46,138	24,178	8,783
(Reversals)	(5,214)	(2,061)	(4,726)
Inventory losses (i)	(15,598)	(25,604)	(10,927)
Closing balance	84,049	58,723	62,210

(i)	Refers substantially to physical books destroyed, previously provisioned, due to indication of damage or obsolescence caused by changes in the educational content during the school year.

12     Equity accounted investees

a) Composition of investments

	Investment type	Interest %	Investment	Fair value	Goodwill	December 31, 2022
Educbank	Associate	45%	41,485	7,868	33,786	83,139
			41,485	7,868	33,786	83,139

b) Investments without control and significant influence

EducBank
As of December 31, 2021	-
Acquisition	87,651
Equity method	(4,512)
As of December 31,2022	83,139

13              Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		December 31, 2022			December 31, 2021
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
IT equipment	10% - 33%	80,262	(43,294)	36,968	44,181	(27,565)	16,615
Furniture, equipment and fittings	10% - 33%	60,920	(36,818)	24,102	38,116	(29,726)	8,390
Property, buildings and improvements	5%-20%	53,027	(40,381)	12,646	54,508	(36,636)	17,872
In progress	-	4,494	-	4,494	677	-	677
Right of use assets	6%-33%	257,034	(137,948)	119,086	251,694	(109,957)	141,737
Land	-	391	-	391	391	-	391
Total		456,128	(258,441)	197,688	389,567	(203,885)	185,682

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets (i)	Land	Total
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
Additions	35,086	21,571	657	3,829	12,002	-	73,145
Additions through business combinations	54	12	-	6	-	-	72
Disposals / Cancelled contracts	-	(6)	-	(18)	(3,796)	-	(3,820)
Depreciation	(15,727)	(5,379)	(5,428)	-	(30,857)	-	(57,391)
Transfers	941	(486)	(455)	-	-	-	-
As of December 31, 2022	36,968	24,102	12,646	4,494	119,086	391	197,688

(i)

Refers to recognition of new lease agreements of R$ 12,002 which the Company considers as part of its digital learning solutions through computer tablets that have been part of current learning system solutions. See the corresponding lease liabilities in Note 17.

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

(i)

Refers substantially to recognition of new lease agreements of R$ 25,513 which the Company considers as part of its digital learning solutions through computer tablets that have been part of current learning system solutions. See the corresponding lease liabilities in Note 17.

(ii)	The Company returned part of the São José dos Campos warehouse to the lessor in September 2021, maintaining the lease agreement and term, changing only in the subsequent lease installments leading to the reversal adjustments of the right-of-use asset and corresponding lease liabilities.

The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of December 31, 2022 and 2021.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

14      Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		December 31, 2022			December 31, 2021
	Weighted average amortization rate	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	20%	263,433	(182,711)	80,722	247,326	(151,281)	96,045
Customer Portfolio	8%	1,201,074	(377,891)	823,183	1,197,381	(275,276)	922,105
Trademarks	5%	631,582	(112,967)	518,615	632,016	(85,658)	546,358
Trade Agreement	8%	247,622	(28,795)	218,827	247,622	(4,127)	243,495
Platform content production	33%	123,251	(74,881)	48,370	73,877	(49,583)	24,294
Other Intangible assets	33%	39,422	(32,142)	7,280	39,421	(32,140)	7,281
In progress		18,958	-	18,958	3,991	-	3,991
Goodwill		3,711,721	-	3,711,721	3,694,798	-	3,694,798
		6,237,063	(809,387)	5,427,676	6,136,432	(598,065)	5,538,367

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021 (i)	96,045	922,105	546,358	243,495	24,294	7,281	3,991	3,694,798	5,538,367
Additions	12,881	-	-	-	62,722	17	14,967	-	90,587
Additions through business combinations	3,225	3,833	-	-	-	-	-	16,923	23,981
Disposals	-	(140)	(434)	-	(13,348)	(15)	-	-	(13,937)
Amortization	(31,430)	(102,615)	(27,309)	(24,668)	(25,298)	(3)	-	-	(211,323)
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,280	18,958	3,711,721	5,427,676

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

(i)	Considers the review of goodwill and intangibles assets of the acquisition of EMME and Redação Nota Mil, acquired during the year 2021.

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production (i)	Other intangible assets	In progress	Goodwill (ii)	Total
As of December 31, 2020	83,414	928,858	573,586	-	23,821	6,243	999	3,307,805	4,924,726
Additions	25,560	-	-	-	20,808	39	9,509	-	55,916
Additions through business combinations	11,036	83,589	-	247,622	-	1,099	-	387,074	730,419
Amortization	(30,482)	(90,342)	(27,309)	(4,127)	(20,335)	(100)	-	-	(172,695)
Transfers	6,517	-	-	-	-	-	(6,517)	-	-
As of December 31, 2021	96,045	922,105	546,277	243,495	24,294	7,281	3,991	3,694,879	5,538,367

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include “Plurall Digital Transformation” in the amount of R$ 20,808 million, and project related to learning systems, in the amount of R$ 9,509 million.
(ii)	The Company recognized R$ 387,074 as goodwill on SEL, Redação Nota 1000, EMME and De Gouges acquisition, see Note 5.

(i)	Goodwill impairment test

The Company performed its annual impairment test in 2022 and 2021 The Company also carried out a sensitivity analysis in the long-term model and cash flows. The conclusion of these tests conducted by the Company for the years ended December 31, 2022 and 2021, showed that no adjustments were required to these assets.

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 28), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as shown below:

	December 31, 2022	December 31, 2021
Content and Edtech Platform	3,674,034	3,674,036
Digital Platform	37,687	20,843
	3,711,721	3,694,879

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

For each of the CGUs, the key assumptions, long-term growth rate and discount rate used in the value-in-use calculations are stated in the table below. In addition, the recoverable amount is also disclosed in the table. The key assumptions used for value-in-use calculations as of December 31, 2022 and 2021 are as follows:

		2022		2021
	Content and EdTech Platform	Digital Platform	Content and EdTech Platform	Digital Platform
Growth rate - %	13.70%	12.5%	14.40%	9.7%
Discount rate - %	12.10%	12.10%	10.81%	10.81%
Growth rate (%) in perpetuity	4.7%	4.7%	5.8%	5.8%
Years projected	8	8	8	8

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

(ii)	Impairment of other intangible assets and in progress

There were no indications of impairment of intangible assets for the years ended December 31, 2022 and 2021. Additionally, intangible assets stated as “in progress” were assessed for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

15            Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2021	Additions (i)	Payment of interest (ii)	Payment of principal (ii)	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2022
Bonds with Related Parties	264,673	-	(33,921)	(254,885)	36,573	-	50,885	63,325
Bonds	16,581	-	(58,425)	-	72,298	1,018	(1,018)	30,454
Financing	237	-	(154)	(759)	25	-	651	-
Current liabilities	281,491	-	(92,500)	(255,644)	108,896	1,018	50,518	93,779
Bonds with Related Parties	51,091	250,000	-	-	-	-	(50,885)	250,206
Bonds	497,993	-	-	-	-	-	1,018	499,011
Financing	651	-	-	-	-	-	(651)	-
Non-current liabilities	549,735	250,000	-	-	-	-	(50,518)	749,217
Total	831,226	250,000	(92,500)	(255,644)	108,896	1,018	-	842,996

(i)	On September 28, 2022, the Company issued simple debentures not convertible into shares, subject to remunerative interest of 100% of the CDI, plus a spread of 2.40% per year, in the total amount of R$250,000. The debentures aim to strengthen the Company's capital structure and lengthen the maturity profile of the debt, whose average term has become 37 months.
(ii)	We present below the composition of interest and principal payments considering the issues made:

Emission	Payments	Interest	Principal
SSED21 – 6th. SOMOS – 2nd. Série	02/15/2022 and 08/11/2022	(10,792)	(50,885)
SEDU21 – 7th. SOMOS 2nd. Série	02/15/2022 and 08/11/2022	(23,129)	(204,000)
GAGL11 – Somos Sistemas	02/07/2022 and 08/05/2022	(58,425)	-
Financing	06/22/2022	(154)	(759)
	Total	(92,500)	(255,644)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2020	Additions (ii)	Payment of interest (i)	Payment of principal (i)	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2021
Bonds with related parties	502,743	-	(24,873)	(477,564)	25,859	-	238,509	264,673
Bonds	-	-	-	-	17,574	(993)	-	16,581
Financing	139	-	(49)	(177)	116	-	208	237
Current liabilities	502,882	-	(24,922)	(477,741)	43,549	(993)	238,717	281,491
Bonds with related parties(i)	289,600	-	-	-	-	-	(238,509)	51,091
Bonds	-	500,000	-	-	-	(2,007)	-	497,993
Financing	859	-	-	-	-	-	(208)	651
Non-current liabilities	290,459	500,000	-	-	-	(2,007)	(238,717)	549,735
Total	793,341	500,000	(24,922)	(477,741)	43,549	(3,000)	-	831,226

(i)	On March 15, 2021, the Company, substantially settled bonds with related parties amounting to R$ 100,000 and R$ 1,488, in principal and interest, respectively as follows: 5th Issuance, 1st series – R$ 101,488. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 1,451, 6th Issuance, 2nd series – R$ 3,613 and 7th Issuance, single series – R$ 5,663. This measure is part of a commitment with shareholders as a result of the IPO.
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
Regarding the financing with Banco de Desenvolvimento de Minas Gerais SA - BDMG, the Company pays monthly the amount of R$ 15 and R$ 4, respectively, of principal and interest, totaling on December 31, 2021 an amount of R$177 and R$49, respectively, of principal and interest
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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

        Bonds’ description

See below the bonds outstanding on December 31, 2022:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	9th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	09/28/2022	08/06/2021
Maturity Date	08/15/2023	09/28/2025	08/05/2024
First payment after	60 months	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	100	250	500

b.         Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	December 31, 2022%		December 31, 2021%
2023	93,779	11.1	281,491	33.9
2024	499,217	59.2	51,063	6.1
2025	250,000	29.7	498,672	60.0
Total non-current liabilities	749,217	88.9	549,735	66.1

	842,996	100.0	831,226	100.0

c.         Debit commitments

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

The Company complied with all debt commitments in the period applicable on December 31, 2022 and 2021.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Bonds with third parties

The bond issued by Somos Sistemas requires the maintenance of certain financial indicators “covenants” which are annually calculated based on Somos Sistemas Consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year, being the first year of analysis December 31, 2022 and based on ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be less or equal:

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

On December 31, 2022, the financial ratio net debt by adjusted EBITDA reached the result of 2.74%, within the conditions established in the aforementioned financial contractual clauses. On December 31, 2021, the financial ratio net debt by adjusted EBITDA reached the result of 4.47%, exceeding the ratio, but yet within the clauses established.

16         Suppliers

The balance of this account comprises the following amounts:

  Composition
	December 31, 2022	December 31, 2021
Local suppliers	215,593	132,124
Related parties (note 21)	13,781	19,534
Copyright	21,273	15,510
	250,647	167,168

Reverse Factoring (i)	155,469	97,619

(i)	As of December 31, 2022, the balance of reverse factoring was R$ 155,469 (R$ 97,619 as of December 31, 2021), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.27% per month (as of December 31, 2021, the weighted average was 1.05% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.
F-46

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

17              Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	December 31, 2022	December 31, 2021
Opening balance	160,542	173,103
Additions for new lease agreements (i)	12,002	25,513
Renegotiation	-	(12,439)
Cancelled contracts	(3,180)	(3,481)
Renegotiation - COVID-19 impact	-	(448)
Interest	13,143	14,984
Payment of interest	(14,941)	(14,692)
Payment of principal	(27,003)	(21,998)
Closing balance	140,563	160,542
Current liabilities	23,151	26,636
Non-current liabilities	117,412	133,906
	140,563	160,542

(i)

Refers to new lease agreements which the Company has embedded part of its digital learning solutions. These lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range of 10.3% p.a to 10.9% p.a.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the years ended December 31, 2022 and 2021:

	For the years ended December 31
	2022	2021
Fixed Payments	41,944	36,689
Payments related to short-term contracts and low value assets, variable price contracts (note 26)	18,312	17,775
	60,256	54,464

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

18        Contractual obligations and deferred income

	December 31, 2022	December 31, 2021
Refund liability (i)	51,533	37,122
Contract of exclusivity for processing payroll	587	783
Deferred income in leaseback agreement (ii)	4,075	5,678
Other contractual obligations	1,657	2,582
	57,852	46,165
Current	57,852	46,037
Non-current	-	128
	57,852	46,165

(i)

Refers to the customer’s right to return products, as mentioned in Note 11, the Company business cycle is from September to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter.

(ii)

In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which has been appropriated according to the lease term of the property (120 months).

 19        Accounts payable for business combination and acquisition of associates

	December 31, 2022	December 31, 2021
Pluri	3,653	3,251
Mind Makers	7,915	7,044
Livro Fácil	10,516	14,055
Meritt	300	3,347
SEL	30,267	26,935
Redação Nota 1000	6,030	7,230
EMME	10,827	12,780
Editora De Gouges	514,299	457,671
Phidelis	16,976	-
Educbank	24,494	-
	625,277	532,313
Current	73,007	20,502
Non-current	552,270	511,811
	625,277	532,313

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

The changes in the balance are as follows:

	December 31, 2022	December 31, 2021
Opening balance	532,313	48,055
Additions	120,344	703,257
Cash payment	(80,939)	(205,280)
Payments in installments	(11,379)	(19,168)
Interest payment	(603)	(1,571)
Interest adjustment	65,725	8,158
Remeasurement	(184)	(1,138)
Closing balance	625,277	532,313

The maturity years of such balances as of December 31, 2022 are shown in the table below:

	December 31, 2022		December 31, 2021
Maturity of installments	Total	%	Total	%
In up to one year	73,007	11.7%	20,502	3.9%
One to two years	389,186	62.2%	35,685	6.7%
Two to three years	163,084	26.1%	166,730	31.3%
Three years on	-	-	309,396	58.1%
	625,277	100.0%	532,313	100.0%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

20             Salaries and Social Contribution

	December 31, 2022	December 31, 2021
Salaries payable	28,351	22,348
Social contribution payable (i)	25,205	23,926
Provision for vacation pay and 13th salary	21,454	10,616
Provision for profit sharing (ii)	25,047	5,923
Others	-	16
	100,057	62,829

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.
(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

21      Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 21(d).

The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	December 31, 2022
	Other receivables (i)	Trade receivables (Note 10 and 21C)	Indemnification asset (note 21b)	Other payments	Suppliers (note 16)	Bonds (note 15)
Cogna Educação S.A.	-	-	180,417	-	3,828	313,531
Editora Atica S.A.	-	5,754	-	-	9,778	-
Editora E Distribuidora Educacional S.A.	1,722	19	-	-	-	-
Educação Inovação e Tecnologia S.A.	-	389	-	-	175	-
Nice Participações Ltda	-	37	-	-	-	-
Saraiva Educação S.A.	-	749	-	-	-	-
Somos Idiomas S.A.	-	229	-	-	-	-
Others	37	-	-	54	-	-
	1,759	7,177	180,417	54	13,781	313,531

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2021
	Other receivables (i)	Trade receivables (Note 10 and 21c)	Indemnification asset (note 21b)	Other payments (ii)	Suppliers (note 16)	Bonds (note 15)
Acel Adminstração de Cursos Educacionais Ltda	-	6,482	-	-	474	-
Anhanguera Educacional Participacoes S.A.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	160,470	3,021	-	315,764
Colégio Ambiental Ltda	-	805	-	-	-	-
Colégio JAO Ltda.	-	4,974	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	3,291	-	-	458	-
Colegio Manauara Cidade Nova Ltda.		395			-
Colegio Visao Eireli	-	132	-	-	13	-
Colégio Cidade Ltda	-	397	-	-	15	-
COLEGIO DO SALVADOR LTDA		1			-
Curso e Colégio Coqueiro Ltda	-	434	-	-	20	-
ECSA Escola A Chave do Saber Ltda	-	1,444	-	-	16	-
Editora Atica S.A.	-	2,207	-	20,040	9,239	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,754	88	-
Editora Scipione S.A.	-	445	-	211	556	-
Educação Inovação e Tecnologia S.A.	-	-	-	128	-	-
Escola Mater Christi Ltda.	-	765	-	-	139	-
Escola Riacho Doce Ltda	-	-	-	-	24	-
Maxiprint Editora Ltda.	-	1,205	-	117	76	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	420	-	-	45	-
Papelaria Brasiliana Ltda	-	644	-	-	-	-
Pitagoras Sistema De Educacão Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	14	7,269	-	-	578	-
Saraiva Educacão S.A.	365	1,179	-	-	5,136	-
SGE Comercio De Material Didatico Ltda.	-	-	-	-	1,687	-
Sistema P H De Ensino Ltda.	-	4,421	-	-	177	-
Sociedade Educacional Alphaville Ltda	-	1,257	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	734	-	-	47	-
Sociedade Educacional Parana Ltda.	-	91	-	-	11	-
Somos Idiomas S.A.	122	-	-	-	-	-
Somos Operações Escolares S.A.	-	3,305	-	-	29	-
SSE Serviços Educacionais Ltda.	-	3,602	-	-	665	-
	501	46,824	160,470	39,271	19,533	315,764

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.
(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group.
F-51

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	Year ended December 31, 2022				Year ended December 31, 2021				Year ended December 31, 2020
Transactions held:	Revenues	Finance costs (i) note 15	Cost Sharing (note 21d)	Sublease (note 21f)	Revenues	Finance costs	Cost Sharing (note 21d)	Sublease (note 21f)	Revenues	Finance costs	Cost Sharing (note 21d)	Sublease (note 21f)
Acel Administracao De Cursos Educacionais Ltda.	-	-	-	-	2,790	-	-	-	1,230	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	41	-	-	-	1,319	-	-	-
Cogna Educação S.A.	-	36,573	-	-	-	25,859	-	-	-	48,432	-	-
Colégio Ambiental Ltda	-	-	-	-	496	-	-	-	-	-	-	-
Colégio Cidade Ltda	-	-	-	-	146	-	-	-	-	-	-	-
Colegio JAO Ltda.	-	-	-	-	1,582	-	-	-	387	-	-	-
Colégio Manauara Lato Sensu Ltda.	-	-	-	-	1,903	-	-	-	3,139	-	-	-
Colégio Manauara Cidade Nova Ltda	-	-	-	-	275	-			-	-	-	-
Colégio Motivo Ltda.	-	-	-	-	35	-	-	-	1,308	-	-	-
Colégio Visão Ltda	-	-	-	-	287	-	-	-	-	-	-	-
Cursos e Colégio Coqueiros Ltda	-	-	-	-	268	-	-	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	-	-	-	593	-	-	-	657	-	-	-
Editora Atica S.A.	16,286	-	5,757	8,551	5,374	-	6,130	13,153	7,287	229	11,989	15,364
Editora E Distribuidora Educacional SA.	-	-	29,475	-	-	-	31,384	-	1,841	-	36,144	1,489
Editora Scipione SA.	3,096	-	-	-	1,341	-	-	-	1,551	-	-	-
Escola Mater Christi	-	-	-	-	311	-	-	-	246	-	-	-
Escola Riacho Doce Ltda	-	-	-	-	77	-	-	-	-	-	-	-
Maxiprint Editora Ltda.	6,665	-	-	-	1,107	-	-	-	612	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	-	-	-	-	276	-	-	-	423	-	-	-
Papelaria Brasiliana Ltda	-	-	-	-	249	-	-	-	1,287	-	-	-
Saber Serviços Educacionais S.A.	41	-	-	-	900	-	-	-	1,254	6,740	-	729
Saraiva Educacao SA.	4,090	-	-	1,905	2,405	-	-	2,528	3,364	-	-	3,739
Sistema P H De Ensino Ltda.	-	-	-	-	4,417	-	-	-	5,776	-	-	-
Sociedade Educacional Alphaville SA	-	-	-	-	414	-	-	-	317	-	-	-
Sociedade Educacional Doze De Outubro Ltda	-	-	-	-	360	-	-	-	295	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	-	-	-	-	224	-	-	-	367	-	-	-
SOE Operações Escolares SA.	-	-	-	-	1,086	-	-	-	-	-	-	-
Somos Idiomas Ltda	641	-	-	2,591	-	-	-	258	-	-	-	-
Somos Operações Escolares SA.	-	-	-	-	243	-	-	-	-	-	-	-
SSE Serviços Educacionais Ltda.	863	-	-	-	1,463	-	-	-	-	-	-	-
Sociedade Educacional Paraná Ltda.	-	-	-	-	-	-	-	-	795	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda. - EPP	-	-	-	-	-	-	-	-	367	-	-	-
Somos Educação S.A.	-	-	-	-	-	-	-	-	-	278	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	362
	31,682	36,573	35,232	13,047	28,663	25,859	37,514	15,939	33,822	55,679	48,133	21,683
(i)	Refers to debentures interest; see Note 15.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

a.  Suppliers and other arrangements with related parties

In consequence to carve out process on December 31, 2019, Cogna’s associates also had some shared expenses such as property lease, expenses with personnel and software license, which continued even after the carve-out process was completed and still remain today. As of December 31, 2022, only shared expense transactions are part of these commitments, which amounted to R$54 (R$39,271 as of December 31, 2021).

b.  Indemnification asset

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by the Cogna Group, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits related to Somos-Anglo up to the maximum amount of R$ 180,417 as of December 31, 2022 (R$ 160,470 as of December 31, 2021). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 22).

c.  Trade receivables

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

d.  Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, proprietary IT systems and legal and accounting activities, and shared warehouses and other logistic activities based on agreements. Those expenses, in the amount of R$ 35,232 as of December 31, 2022 (R$ 37,514 for the year ended December 31, 2021) are related to these apportionments.

e.  Brand and Copyrights sharing agreements with related parties

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

(ii)

On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to the Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement was valid for three years, and it has not been renewed.

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

f.  Lease and sublease agreements with related parties

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

f,1    Commercial lease agreement

Lessee Entity	Counterparty to lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$44	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$37	60 months from the agreement date	Inflation index	Bahia (Salvador)
F-54

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

f,2      Commercial sublease agreement

Entity (Sublessor)	Counterparty to the sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S.A. (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 430	September 30, 2025.	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$827	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 53	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S.A (“Saraiva”)	R$ 207	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 1,160	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)

Income from these lease and sublease agreements with related parties was recognized in the Consolidated Financial Statements as of December 31, 2022 in the amount of R$ 13,047 (R$ 15,939 for the year ended December 31, 2021).

 g.  Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the year ended December 31, 2022, key management compensation, including charges and variable compensation amounted to R$ 20,426 (R$ 12,990 for the year ended December 31, 2021). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products.

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO. For the year ended December 31, 2022 amounted to R$ 10,786 (R$ 4,685 for the year ended December 31, 2021), including payroll charges.
b)	Long-term benefits - The Company also offered to certain key management personnel payment based on its restricted shares units – ILP, amounting to R$ 9,640 for the year ended December 31, 2022 (R$ 8,305 for the year ended December 31, 2021) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	December 31, 2022	December 31, 2021	December 31, 2020
Short-term employee benefits	10,786	4,685	6,982
Share-based compensation plan	9,640	8,305	33,594
	20,426	12,990	40,576

h.  Guarantees related to finance

On November 21, 2018, Mind Makers entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais SA - BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer. This liability was settled during 2022.
F-55

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

22      Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

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

In connection with the acquisition of Somos Group (Vasta’s predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.  Composition

	December 31, 2022	December 31, 2021
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	622,440	607,084
Labor proceedings (ii)	25,812	38,159
Civil proceedings	496	376
	648,748	645,619
Liabilities assumed in Business Combination
Labor proceedings (ii)	1,755	-
Civil proceedings	-	1,231
Tax proceedings	749	-
	2,504	1,231

Total of provision for tax, civil and labor losses	651,252	646,850

(i) Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

The changes in provision for the years ended December 31, 2022 and 2021 were as follows:

	December 31, 2021	Business combination	Additions	Reversals	Interest	Payments	December 31, 2022
Tax proceedings	607,084	749	2,904	(27,790)	41,261	(1,019)	623,189
Labor proceedings	38,159	1,755	3,376	(16,045)	776	(454)	27,567
Civil proceedings	1,607	-	368	(1,615)	26	110	496
Total	646,850	2,504	6,648	(45,450)	42,063	(1,363)	651,252
Reconciliation with profit or loss for the period
Finance expense			-	-	(42,063)
General and administrative expenses			(6,648)	21,747	-
Income tax and social contribution			-	23,703	-
Total			(6,648)	45,450	(42,063)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2020	Business combination	Additions	Reversals	Interest	Payments	December 31, 2021
Tax proceedings	575,724	-	16	(262)	31,623	(17)	607,084
Labor proceedings	37,896	-	3,468	(5,294)	2,636	(547)	38,159
Civil proceedings	313	1,231	110	(24)	41	(64)	1,607
Total	613,933	1,231	3,594	(5,580)	34,300	(628)	646,850
Reconciliation with profit or loss for the period
Finance costs			-	-	(34,300)
General and administrative expenses			(3,594)	5,580	-
Total			(3,594)	5,580	(34,300)

b.  Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	December 31, 2022	December 31, 2021
Tax proceedings	2,126	2,300
Indemnification asset -Former owner	1,801	1,998
Indemnification asset – Related parties (i)	180,417	160,470
Escrow-account (ii)	10,515	14,055
	194,859	178,824

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$180,417 (R$ 160,470 on December 31, 2021). See Note 21. This asset is indexed to CDI (Certificates of Interbank Deposits).

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.
F-57

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

23      Current and Deferred Income Tax and Social Contribution

a.  Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Loss before income tax and social contribution for the year	(105,687)	(155,843)	(71,053)
Nominal statutory rate of income tax and social contribution	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	35,934	52,987	24,158
Share of loss equity-accounted investees	(1,534)	-	-
Permanent additions	(8,292)	(7,265)	1,246
Additional IRPJ	-	24	-
Difference in presumed profit rate of subsidiary	3,617	-	-
Tax Contingencies IRPJ and CSLL	23,703	-	-
Impairment write-off on tax loss carryforward	(2,314)	(8,657)	-
Total IRPJ and CSLL	51,114	37,089	25,404
Current IRPJ and CSLL in the result	10,668	(11,297)	7,874
Deferred IRPJ and CSLL in the result	40,446	48,386	17,530
	51,114	37,089	25,404
Effective tax rate of Income and social contribution tax benefit	48%	24%	36%

b.  Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

i.  December 31, 2022
	As of December 31, 2021	Effect on profit (loss)	As of December 31, 2022
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	307,319	114,921	422,240
Temporary Differences:
Impairment losses on trade receivables	13,010	7,461	20,471
Provision for obsolete inventories	(1,262)	4,608	3,346
Imputed interest on suppliers	(2,157)	(3,391)	(5,548)
Provision for risks of tax, civil and labor losses	20,025	420	20,445
Refund liabilities and right to returned goods	9,470	6,348	15,818
Lease Liabilities	6,660	1,276	7,936
Fair value adjustments on business combination and goodwill amortization (i)	(248,628)	(109,826)	(358,454)
Other temporary difference	25,968	18,628	44,596
Deferred Assets, net	130,405	40,446	170,851

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.
(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6 year period beginning in 2026.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

ii.  December 31, 2021 and 2020

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

24     Shareholder’s Equity

24a.   Share Capital

Considering the corporate restructuring mentioned in note 1.2, in addition to the capital contributions made by Cogna during the periods, and the IPO that took place in 2020, the Company holds Class A shares (issued and sold in the IPO), in addition to Class B shares (owned by Cogna).

As of December 31, 2020, the Company had 83,011,585 common shares issued and outstanding, of which 64,436,093 were Class B common shares and 18,575,492 were Class A common shares.

On June 22, 2021, the Board of Directors approved the issuance of 382,266 class A common shares, at par value of US$0.00005 per share. As a result, the Company’s share capital on December 31, 2021 totals 83,393,851 shares, of which 64,436,093 Class B shares are owned by the Cogna Group and 18,957,758 are owned by third parties.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

Considering the ILP exercised during 2022, in addition to the remuneration of restricted shares recognized in the same period, on December 31, 2022, the Company's capital stock totals 83,649,887 shares, of which 64,436,093 are Class B shares owned by the Cogna Group and 18,213,794 are Class A shares owned by third-parties and 1,000,000 shares Class A are held in treasury.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, during 2022 the Company granted the following Class A shares to certain employees and executives:

	Class A Shares (units)	Class B Shares (units)	Total
December 31, 2021	18,957,758	64,436,093	83,393,851
Remuneration
ILP exercised	184,117	-	184,117
Premium recognized	71,919	-	71,919
December 31, 2022	19,213,794	64,436,093	83,649,887

See below the Company’s description of each restricted share unit plan vested and its corresponding changes disclosed in the Consolidated Statement of Changes in Equity, specifically in the “Share based compensation reserve (vested)”:

(i)	The Company issued 298,268 class A share units as part of Bonus IPO remuneration, which were granted to eligible executives and employees. These share units represented R$ 29,124 (net of withholding taxes) previously provisioned in Share Based Compensation Reserves (granted) and transferred to Share Based Compensation Reserves (vested) – exercised in the Consolidated Statement of Changes in Shareholders’ Equity. The Bonus IPO was conditioned to a 1-year lockup period expired in July 2021. There were no shares vested in 2022 in connection with the Bonus IPO. In 2021, the corresponding payroll charges amounted to R$ 21,456.
(ii)	As result of the carve-out process, as described in Note 1.2, part of Cogna’s executives and employees (eligible) were transferred to the Company. Those eligible executives and employees were part of the Cogna Plan and their plans were migrated to the Vasta ILP Plan, as described in Note 24c. In as much as those eligible parties exercise their plan, the Company delivers a fixed quantity of share units to them. The amount provisioned previously in Share based Compensation Reserves (granted) in the Consolidated Statement of Changes in Shareholders’ Equity on December 31, 2022 is R$ 259 (R$ 58 on December 31, 2021), and was transferred to Share based compensation reserves (vested) – exercised. The corresponding payroll charges in 2022 amounted to R$ 167 (R$ 70 in 2021).
(iii)	The Company remunerated part of its executives based on restricted share units. The amount provisioned and paid in 2022 was R$ 1,912 (R$ 1,861 in 2021), net of withholding taxes, see Share Based Compensation Reserves (granted) and subsequently vested to Share based compensation reserves (vested). Payroll charges in 2022 amounted to R$ 1,748 (R$ 1,538 in 2021).

The Company’s shareholders on December 31, 2022 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	18,213,794	-	18,213,794
Treasury shares (Note 24d)	1,000,000	-	1,000,000
Total (%)	23%	77%	83,649,887

24b Loss per share

The basic loss per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2022	December 31, 2021	December 31, 2020
Loss Attributable to Shareholder´s	(54,573)	(118,754)	(45,649)
Weighted average number of ordinary shares outstanding (thousands) (i)	83,651	82,254	83,012
Basic earning (loss) per share - R$	(0.65)	(1.44)	(0.55)
Diluted earning (loss) per share - R$	(0.65)	(1.44)	(0.55)

(i)	The Company has not changed its number of voting rights since the IPO on July 31, 2020.

24c Capital reserve - Share-based compensation (granted)

The Company as of December 31, 2022 had two share based compensation plans and one bonus plan paid in restricted share units, being:

a)	Cogna Plan - On September 3, 2018, Cogna Group´ shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.2% of Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of December 31, 2022 was zero (155,919 as of December 31, 2021) and the grant date fair value was R$10,58. The effect of events on compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 was R$ 557 including labor charges (R$ 2,234, including labor charges for the year ended December 31, 2021).
b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2022 was R$ 22,461, being R$ 22,404 in Shareholder’s the Equity and a credit of R$ 58 as labor charges in liabilities, due to share price fluctuation (R$ 21,372 being R$ 21,250 in Shareholder’s the Equity and a credit of R$ 122 as labor charges in liabilities for the year ended December 31, 2021).
c)

Bonus paid in restricted share units – “Premium recognized” - The Company granted and vested 99,193 shares on April, 2022 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,748 (net of withholding taxes), of which R$ 1,023 corresponds to labor charges.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

24d Vasta’s share Repurchase Program

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

25              Net Revenue from sales and Services

The breakdown of net sales of the Company for the years ended December 31, 2022, 2021 and 2020 is shown below, Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2022	December 31, 2021	December 31, 2020
Learning Systems
Gross revenue	878,468	568,522	608,200
Taxes	(382)	(219)	(40)
Discounts	(13,157)	(14,302)	(8,603)
Returns	(78,468)	(41,919)	(17,553)
Net revenue	786,461	512,082	582,004
Textbooks
Gross revenue	228,094	212,708	308,298
Taxes	(214)	(1,608)	(250)
Discounts	(1,120)	-	-
Returns	(31,401)	(41,330)	(72,488)
Net revenue	195,359	169,770	235,560
Complementary Education Services
Gross revenue	159,207	148,817	63,491
Taxes	(193)	(961)	(17)
Discounts	(1,415)	-	(6)
Returns	(15,755)	(10,459)	(2,880)
Net revenue	141,844	137,397	60,588
Other services
Gross revenue	38,727	34,498	34,118
Taxes	(7,046)	(3,034)	(3,864)
Net revenue	31,681	31,464	30,254
Total Content & EdTech
Gross revenue	1,304,496	964,545	1,014,107
Taxes	(7,835)	(5,822)	(4,171)
Discounts	(15,692)	(14,302)	(8,609)
Returns	(125,624)	(93,708)	(92,921)
Net revenue	1,155,345	850,713	908,406
E-commerce
Gross revenue	113,569	100,084	97,632
Taxes	(1,873)	(2,473)	(2,261)
Returns	(5,533)	(2,595)	(6,149)
Net revenue	106,163	95,016	89,222
Other digital services
Gross revenue	3,026	1,850	-
Taxes	(254)	(160)	-
Net revenue	2,772	1,690	-
Total Digital Services
Gross revenue	116,595	101,934	97,632
Taxes	(2,127)	(2,633)	(2,261)
Returns	(5,533)	(2,595)	(6,149)
Net revenue	108,935	96,706	89,222
Total
Gross revenue	1,421,091	1,066,479	1,111,739
Taxes	(9,962)	(8,455)	(6,432)
Discounts	(15,692)	(14,302)	(8,609)
Returns	(131,157)	(96,303)	(99,070)
Net revenue	1,264,280	947,419	997,628
Sales	1,229,827	914,266	967,374
Service	34,453	33,153	30,254
Net revenue	1,264,280	947,419	997,628
F-63

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

26              Costs and Expenses by Nature

	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and payroll charges	(281,894)	(274,581)	(279,523)
Raw materials and productions costs	(201,700)	(185,862)	(216,791)
Editorial costs	(49,329)	(71,705)	(52,794)
Depreciation and amortization	(268,714)	(211,156)	(174,088)
Copyright	(72,348)	(58,885)	(59,597)
Advertising and publicity	(99,834)	(77,655)	(88,965)
Utilities, cleaning and security	(20,087)	(25,505)	(19,499)
Rent and condominium fees	(18,312)	(17,775)	(14,278)
Third-party services	(47,667)	(25,758)	(23,904)
Travel	(23,577)	(8,747)	(8,760)
Consulting and advisory services	(34,166)	(23,395)	(25,269)
Impairment losses on trade receivables	(45,904)	(32,726)	(25,015)
Material	(6,263)	(3,523)	(3,708)
Taxes and contributions	(1,777)	(2,808)	(2,066)
Reversal for tax, civil and labor risks	15,099	1,986	2,092
Provision for obsolete inventories	(40,924)	(22,117)	(4,057)
Income from lease and sublease agreements with related parties	13,047	15,939	21,683
Other income, net	662	5,554	4,283
	(1,183,688)	(1,018,719)	(970,256)
Cost of goods sold and services	(473,135)	(396,829)	(378,003)
Commercial expenses	(194,043)	(164,439)	(165,169)
General and administrative expenses	(471,626)	(430,279)	(406,352)
Impairment loss on accounts receivable	(45,904)	(32,726)	(25,015)
Other operating income, net	1,020	5,554	4,283
	(1,183,688)	(1,018,719)	(970,256)
F-64

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

27      Finance result

	December 31, 2022	December 31, 2021	December 31, 2020
Finance income
Income from financial investments and marketable securities (i)	54,954	26,719	16,907
Income finance from indemnification assets and contingencies (ii)	31,077	6,818	1,476
Other finance income	2,526	2,103	2,601
	88,557	35,640	20,984
Finance costs
Interest on bonds and financing	(108,896)	(43,549)	(52,935)
Interest on account payables for business combinations	(65,725)	(8,158)	(1,568)
Imputed interest on suppliers	(19,810)	(6,609)	(12,286)
Interest on Loans from related parties	-	(157)	(3,344)
Bank and collection fees	(3,891)	(6,587)	(17,771)
Interest on provision for tax, civil and labor losses	(52,891)	(34,300)	(13,297)
Interest on Lease Liabilities	(13,143)	(14,984)	(15,077)
Other finance costs	(5,968)	(5,839)	(3,131)
	(270,324)	(120,183)	(119,409)
Financial Result (net)	(181,767)	(84,543)	(98,425)

(i)	Refers to income from marketable securities indexed at CDI.
(ii)	Refers to an indemnification asset in the amount of R$ 20,249 in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company), as mentioned in the note 21b, and reversal of interest on provision for tax losses in the amount of R$ 10,828.

28      Segment Reporting

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

The Digital Services aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil. In August 2021, the Company acquired EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools. Additionally, in January 2022, the Company acquired MVP and Phidelis, see note 5.

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

F-65

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

	December 31, 2022
	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	1,155,345	108,935	1,264,280
Cost of goods sold and services	(375,167)	(97,968)	(473,135)
Operating income (expenses)
General and administrative expenses	(445,330)	(26,295)	(471,626)
Commercial expenses	(183,118)	(10,926)	(194,043)
Other operating income, net	2,260	(1,240)	1,020
Impairment losses on trade receivables	(45,769)	(135)	(45,904)
Share of loss equity-accounted investees	(4,512)	-	(4,512)
Profit (loss) before finance result and taxes	103,709	(27,629)	76,080
Assets	7,438,094	82,497	7,520,591
Current and non-current liabilities	2,852,390	38,521	2,890,911

	December 31, 2021
	Content & EdTech Platform	Digital Services	Total
Net revenue from sales and services	850,713	96,706	947,419
Cost of goods sold and services	(327,651)	(69,178)	(396,829)
Operating income (expenses)
General and administrative expenses	(413,746)	(16,533)	(430,279)
Commercial expenses	(147,664)	(16,775)	(164,439)
Other operating income	5,469	85	5,554
Impairment losses on trade receivables	(32,344)	(382)	(32,726)
Loss before finance result and taxes	(65,223)	(6,077)	(71,300)
Assets	7,207,084	126,323	7,333,407
Current and non-current liabilities	2,605,351	62,847	2,668,198

	December 31, 2020
	Content & EdTech Platform	Digital Services	Total
Net revenue from sales and services	908,406	89,222	997,628
Cost of goods sold and services	(301,882)	(76,121)	(378,003)
Operating income (expenses)
General and administrative expenses	(387,023)	(19,329)	(406,352)
Commercial expenses	(152,659)	(12,510)	(165,169)
Other operating income	4,283	-	4,283
Impairment losses on trade receivables	(25,015)	-	(25,015)
Profit (Loss) before finance result and taxes	46,110	(18,738)	27,372
Assets	6,848,198	130,072	6,978,270
Current and non-current liabilities	2,141,107	51,847	2,192,953

F-66

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2022 and 2021

Notes to the Consolidated Financial Statements as of December 31, 2022

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers, Additionally, no single customer contributed 10% or more to the Company’s segments revenue for the years ended December 31, 2022, 2021 and 2020.

29      Non-cash transactions

Non-cash transactions for the years ended December 31, 2022, 2021 and 2020 are, respectively: (i) Additions of right of use assets and lease liabilities in the amount of R$ 12,002, R$ 25,513 and R$ 35,925 (Note 17), (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 3,180, R$ 3,481 and R$ 3,429 (Note 17), and (iii) Accounts payable assumed in the acquisition of Phidelis, during year 2022, in the amount of R$ 12,733 (net of the cash paid), SEL, in the amount of R$ 26,876, Redação Nota 1000, in the amount of R$ 7,294, EMME, in the amount of R$ 12,253, De Gouges, in the amount of R$ 451,554, and Pluri, in the amount of R$ 12,347, Mind Makers, in the amount of R$ 13,621, Meritt, in the amount R$ 4,330 (during year 2021). See note 5.

30              Subsequent events

Anglo Start Acquisition

The Company, through its subsidiary Somos Sistemas de Ensino S.A (“Somos”), acquired a 51% interest in the capital of “Escola Start Ltda.”, (“Start”), on March 3, 2023.

Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery.

The purchase price of R$4,454 will be paid in two (2) installments, a fixed installment of R$4,100 in cash on the acquisition date and a variable installment of R$354, subject to price adjustment depending on the calculation of financial indicators defined as contract and corrected by 100% of the CDI, to be paid in May 2023.

On the same date, a purchase option agreement was entered into for the acquisition of the remaining shares issued by Anglo Start held by the minority shareholder, representing 49% of the share capital, as of January 2028, through which the amount of R$11,700.

* * * * * * * * * * * * * * * * * * *

F-67