Form 20-F
period 2023-12-31
Vasta Platform Ltd
filed 2024-04-19
CIK 1792829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

The number of outstanding shares as of December 31, 2023 was 16,566,142 Class A common shares and 64,436,093 Class B common shares.

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

The financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

All references herein to “the audited consolidated financial statements” are to the financial statements described above as the case may be, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023”, relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Share Repurchase Programs

On August 13, 2021, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “First Repurchase Program”). Under the First Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the First Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase.

On September 14, 2023, we announced a second share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “Second Repurchase Program” and together with the First Repurchase Program, the “Repurchase Programs”). Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. As of December 31, 2023, we have purchased in the open market R$39.9 million or 1,888,376 Class A common shares, which are currently held in treasury. We concluded the Second Repurchase Program on February 29, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares for a total of R$62.5 million (US$12.5 million).

On December 31, 2023 we had a balance of R$59.5 million or 2,647,652 Class A common shares held in treasury.

Acquisition of Editora De Gouges (Editora Eleva S.A.).

On February 22, 2021, our wholly owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire, subject to certain conditions precedent, Editora Eleva S.A., or Editora Eleva, a education for children from kindergarten through twelfth grade (“K-12”) platform provider, from Eleva Educação S.A., or Eleva Educação. As consideration for such acquisition, we will pay a purchase price amounting to R$611.5 million, subject to certain price adjustments, in installments over a 5-year period (each installment adjusted by the positive variation of the DI Interest Deposit rate (“CDI”). The consummation of the acquisition of Editora Eleva was completed in October 29, 2021.

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

Investment in Educbank

On July 19, 2022, we acquired a minority interest in Educbank Gestão de Pagamentos Educacionais S.A., or Educbank. Our investment, through our subsidiary Somos Sistemas, totaled R$87.7 million, for a 45% interest in Educbank, to be paid in four cash installments according to the growth of students served by Educbank. We will have the right to appoint two members (out of six) to the board of directors of Educbank.

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

Investment in Escola Start Ltda

On March 3, 2023, the Company, through its subsidiary Somos Sistemas, acquired a 51% interest in the capital of Escola Start Ltda. (“Start”). Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. The total acquisition price was R$4.4 million, of which: (i) R$2.8 million relates to the price for acquiring 51% of the equity interest, and (ii) R$1.6 million relates to acquiring an option to purchase the remaining equity interest, expiring in 2028, recognized in “Other investments and interests in entities”, in the Statement of Financial Position. This amount was paid in two installments, being a fixed installment of R$4.1 million in cash on the acquisition date and a variable installment of R$0.3 million, subject to price adjustment depending on the calculation of financial indicators defined in contract and corrected by 100% of the CDI index. The variable installment was paid on August 18, 2023.

On the same date the Company acquired an option to purchase the remaining shares issued by Start held by the non-controlling shareholder, representing 49% of the share capital, expiring in January 2028, with an exercise price of R$11.7 million (“exercise price”). The acquisition was accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

New Revenue Stream

Starting in the first half of 2023, we started offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2023, the business to government (“B2G”) sector has grown to a student-base of over 340,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statements as other products and services and represented 5.5% of our total revenue in the fiscal year ended December 31, 2023.

For information on the risks associated with operating a new revenue stream, see “Item 3. Key Information—D.  Risk Factors—Certain Factors Relating to Our Business and Industry—We expanded our operations to public schools in Brazil, which may not be successful and which will expose us to additional risks.”

As a result of our increasing engagement with the public sector, we expect to become regular participants in public tenders and government contracts, which could cause public scrutiny relating to compliance with bidding processes regulations such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal). Moreover, any conduct by our employees or agents with public officials in any manner that fails to comply with our company’s code of conduct, the anticorruption manual, the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may be subject to penalties under Law 12,846/2013 or the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Changes in our or our customers’ current regulatory environment could have an adverse effect on us.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2023 as reported by the Brazilian Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

We calculate Adjusted EBITDA as Loss for the year plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation plans: expenses for share-based compensation granted to Somos’ employees (for further information refer to note 24 to the audited consolidated financial statements); (e) loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize; (f) ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Maker; and (g) Layoff related to internal restructuring: expenses with contractual termination of employees due to organizational restructuring leading to a permanent headcount reduction. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operate in the same segment.

We calculate Adjusted Net (Loss) Profit as the Loss for the year as presented in our Statement of Profit or Loss and Other Comprehensive Income adjusted by (a) layoff related to internal restructuring: expenses with contractual termination of employees due to organizational restructuring leading to a permanent headcount reduction, (b) share-based compensation plans: expenses for share-based compensation granted to Somos’ employees, (c) loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize, (d) ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Maker, (e) Amortization of intangible assets from Business Combination; (f) reversal of tax contingencies incurred prior to the acquisition of Somos-Anglo; and (g) tax effect of 34% generated by the aforementioned adjustments.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Ministry of Education (Ministério da Educação), or MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, the School Census (Censo Escolar), the NCES, and the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE.

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
  negative impact of health crises, epidemics or pandemics, and government measures taken in response thereto;
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
5

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
7

  We may be subject to penalties under Anticorruption Laws. We have in the past engaged in, and continue to maintain, relationships with a number of public entities. Any conduct by our employees or agents with public officials in any manner that fails to comply with our code of conduct, the anticorruption manual, the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations.
  Our operations and results may be negatively impacted by health crises, epidemics or pandemics. Public health outbreaks, epidemics or pandemics, could materially adversely impact our business depending on several continuously evolving factors that are difficult to predict and, in many instances, are beyond our control, including, but not limited to, the negative economic impact of the pandemic on general economic activity, the actions taken by governments, businesses and individuals in response to the pandemic, the recovery of economies and demand for our products following the end of the pandemic and our ability to keep our costs consistent with changes in demand for our products and services.
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

Summary of Risks Relating to Brazil

  The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy, which may negatively affect our business and financial performance. Future governmental policy and regulations may adversely affect our operations and profitability. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares.
  The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. The recent economic and political instability in Brazil caused by a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will be able to enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy, has led to a decline in market confidence in the Brazilian economy. We cannot predict which policies the Brazilian government will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy.
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
  Inflation and certain measures by the Brazilian government to curb inflation could have an adverse effect on our business and the price of our Class A common shares. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, the war between Israel and Hamas, supply chain issues, the lasting effects of the COVID-19 pandemic (particularly in China) and increases in energy prices. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil. In 2023, elevated interest rates in Brazil have contained the rise of inflation, but uncertainty remains as to the continued inflationary pressures resulting from the indirect impacts of conflicts, such as the ongoing war in Israel, on global supply chains. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets, which may adversely affect us.
8

Summary of Risk Factors Relating to Our Class A Common Shares

  Our parent company, Cogna, owns 100% of our outstanding Class B common shares, which represent 97.5% of the voting power of our issued share capital and 79.5% of our total equity ownership. Accordingly, Cogna controls all matters requiring shareholder approval, limiting our ability to influence corporate matters. Moreover, so long as Cogna continues to beneficially own a sufficient number of Class B common shares, even if Cogna beneficially owns significantly less than 50% of our outstanding share capital, Cogna will be able to effectively control our decisions.
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

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. During the years ended December 31, 2023 and 2022, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. We continue to work on increasing the adoption of our secure development program, including in 2023 through the prioritization of the most critical and relevant systems in our business, which increased threat monitoring under the environment security (perimeter) program. In an effort to improve our disaster recovery capabilities, our technology team has started the migration of our core technology to a cloud environment, where we will seek total protection for systems and databases.

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

We are exposed to significant inventory management risks, which could adversely affect our operating results due to global, regional and local geopolitical events and that may impact supply chains and inflation, such as: (1) rapid changes in product cycles; (2) changes in consumer tastes as a result growth in online learning; (3) changes in consumer demand and consumption patterns; (4) seasonality caused by new school closures as a response to potential virus outbreaks; and (5) launch of new products delayed as a result of school closures. We may not forecast seasonality and product and consumer trends in a manner to accurately manage our inventory needs, and demand for products could change significantly between the time we build our stock of inventory and the time we deliver our products.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 3,616 agreements with third-party authors with respect to educational content. We own approximately 560 trademark registrations, including the trademarks and logos of “Vasta”, “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação”, “Plurall”, “MindMakers” and “Start Anglo Bilingual School”, among others. We also have approximately 14 pending trademark applications in Brazil and four in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor by Cogna). As of the date of this annual report, we owned approximately 128 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses or out-of-court settlements in unforeseeable amounts. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or our brands, our business and our competitive position may be adversely affected and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

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

In addition, we use open-source software in connection with certain of our products and services. Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or non-compliance with open-source licensing terms. Some open-source software licenses require users who distribute or use open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

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

We expanded our operations to public schools in Brazil, which may not be successful and which will expose us to additional risks.

Starting in the first half of 2023, we began offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2023, the B2G sector has grown to a student-base of over 340,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statements as other products and services and represented 5.5% of our total revenue in the fiscal year ended December 31, 2023.

However, we have a limited operating history for our business providing services to public schools, as it has not been an area of focus of our business historically. Different rules and regulations may apply to the contracts we may enter into with federal, state or municipal public schools, which could expose us to risks that we are not ordinarily used to, including with respect to the education strategy adopted at different levels of government and any applicable special purchase regimes, payment retention rights of governmental counterparties and restrictions in the participation in public bidding processes. As a result, we may not develop or continue to grow as expected, we may not generate a sufficient level of revenues in line with our forecasts, and operating a new revenue stream may distract our management from our core revenue streams, which could have an adverse effect on our financial condition and results of operations.

For more information on our plans to expand our business into the public school sector, see “Presentation of Financial and Other Information—Corporate Events—New Revenue stream.”

A significant increase in late payment and/or default in the payment of amounts due to us by our customers and a significant increase in attrition rates of students among our customers may adversely affect our revenue and cash flow.

Our customers may face financial difficulties and, in certain cases, insolvency or bankruptcy. A decrease in our customers’ revenues (due to a decline in enrollment as a result of a decrease in disposable income of families enrolled at our partner schools) could have an adverse effect on the ability of our existing and prospective customers to pay our tuition fees and/or trigger an increase in attrition rates. A significant increase in late payment or default by our customers could have a material adverse effect on our revenue and cash flow, thereby affecting our ability to meet our obligations. As of December 31, 2023, the balance of impairment losses on trade receivables was R$92.0 million, an increase of R$22.5 million from R$69.5 million on December 31, 2022. As of December 31, 2022, our impairment losses on trade receivables balance was R$69.5 million, an increase of R$23.0 million from R$46.5 million on December 31, 2021. Our impairment losses on trade receivables balance in the Consolidated Statements of Financial Position as of December 31, 2023, 2022 and 2021 represented 6.2%, 5.5% and 4.9% of our net revenue from sales and services as of each period-end, respectively. An increase in defaults by our customers, could have an adverse effect on our business and financial condition.

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
16

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

We may be subject to penalties under Law 12,846/2013 or the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws.

We have in the past engaged in, and continue to maintain, relationships with a number of public entities, both through contracts and public tenders, including under the National Book and Teaching Material Program (Programa Nacional do Livro e do Material Didático) (“PNLD”) (in which Vasta no longer participates, as this operation is now carried out through another subsidiary of Cogna), through the provision of services and the sale of products, solutions and educational content to public entities (including in connection with the sale of educational content to public entities for the purpose of obtaining licenses and permits required for our operations (such as operating permits, fire inspections and education sector regulatory licenses, among others).

Moreover, we have expanded our business to public schools in Brazil. As part of our offering of solutions to public schools in Brazil, we interact with government officials at various levels and through various means of communication, including commission-based consultants and intermediaries who facilitate our participation in public tenders for provision of educational services. As a result, we have become regular participants in government contracts, which could cause increased public scrutiny relating to compliance with bidding processes regulations, such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal), and anticorruption laws in Brazil and other applicable jurisdictions.

We train our employees to comply with the rules set forth in the code of conduct and anticorruption manual of Cogna, which set out policies and rules for proper dealings with public officials for purposes of our compliance with the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA. However, there can be no assurance that all of our employees and agents acting on our behalf who may have contact with public officials will fully comply with our policies, or that our policies will be fully effective in preventing non-compliance with applicable law, which could lead to our failure to comply with the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law or the FCPA. Any conduct by our employees or agents with public officials in any manner that fails to comply with Cogna’s code of conduct, the anticorruption manual, the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings, fines, penalties, loss of regulatory licenses, disgorgement of profits, loss of tax benefits and damage to our reputation and image, any of which would have an adverse effect on our business, financial condition and results of operations.

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

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 27%, 36% and 25% of the net revenue from sales and services of our textbook revenues in 2023, 2022 and 2021, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 7.1% in 2023, 8.2% in 2022 and 6% in 2021. Saraiva Gestão de Marcas S.A. is jointly owned by Cogna and third parties who are not controlled by us or Cogna. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

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

We use third-party service providers in our logistics services to ship all of our collections of printed teaching materials and a failure by our service providers to perform efficiently would have an adverse effect on our business, financial condition and results of operations.

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

Virtually our entire inventory of our printed teaching materials is stored in rented warehouse facilities operated by us and delivered by third-party carriers that undertake the distribution of all physical teaching materials. If our logistics service providers do not fulfill their obligations to deliver teaching materials to our customers in a timely manner, or if a significant number of deliveries are incomplete or contain assembly errors, our business, operating results and operations could be adversely affected. In addition, natural disasters, fires, power outages, work stoppages or other unexpected catastrophic events, particularly during the period between August and October, when we expect to receive most of the instructional materials for the school year and we have not yet delivered these materials to our customers, could significantly disrupt our ability to deliver our products and operate our business. If we were to lose a significant portion of our inventory, or if our warehouse facilities or distribution centers suffer any significant damage, we could fail to meet our delivery obligations and our business, financial condition and results of operations would be adversely affected.

We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.

As of December 31, 2023, we had total outstanding bonds and financing of R$791.8 million compared to R$842.9 million as of December 31, 2022, comprising (i) private debentures issued by Somos Sistemas to Cogna (as creditor) bearing interest at an average annual rate of CDI plus 2.4%, with semi-annual coupon payments and a bullet repayment at maturity in September 2025; and (ii) debentures issued by Somos Sistemas to third parties bearing interest at an average annual rate of CDI plus 2.3%, with semi-annual coupon payments and a bullet repayment at maturity in August 2024. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”. Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

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

As of December 31, 2023, we had accumulated tax losses carryforwards of R$594.4 million which are available as offsetting credits against future taxable profits compared to R$422.2 million as of December 31, 2022. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. The Company's historical tax losses is driven mainly by the tax amortization of goodwill, the amortization of intangible assets acquired through business combination originated in 2018 and by operating losses carryforward. In accordance with Brazilian tax regulation, tax losses carryforwards have a limitation for use to a 30% of taxable profit generated in the year and does not expire. According with the Company´s estimate, the realization of deferred tax asset is expected to start in 2026 and is expected to be recovered by 2032. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates”.

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a product designed to bring the same level of profitability and loyalty as our learning systems. In 2023, 2022 and 2021, revenues from PAR Platform contracts accounted for 9.7%, 11.3% and 16.6%, respectively, of our total ACV Bookings (subscription business). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 88% of PAR Platform contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR Platform contracts already considers the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.33 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 67 students purchase a new book, and 33 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

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

Part of our growth strategy consists of increasing the number of services we provide to our partner schools, for example by expanding our services and educational solutions for elementary school and kindergarten to schools that only purchase our solutions for high school (up-sell). We also seek to expand the uptake by our partner schools of our supplementary courses, such as English language instruction or solutions for socio-emotional instruction (cross-sell). If we are unable to effectively sell these additional course offerings to our existing partner schools, for instance because of other competitors already entrenched with the school, we may not be able to grow our business at our projected rates, which could have an adverse effect on our business, financial condition and results of operations.

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

We are a pure holding company, and our activities are carried out by our subsidiaries. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses, to comply with our financial obligations and to potentially pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares”, and “—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares”. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders, or that the Brazilian federal government will not impose legal restrictions on, or impose taxes on, the distribution of dividends by our subsidiaries.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. During the years ended December 31, 2023 and 2022, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program. During the year ended December 31, 2023, there were no successful attempts to breach the security of our IT systems, though there can be no assurance that we will be able to stop all attempts to breach our IT systems.

Our board of directors, assisted by our Audit and Risk Committee, as part of its regular review of our risk management practices, performs periodic reviews of cyber-security threats and related controls, including reviews of periodic penetration tests performed by independent third parties. However, we cannot assure that these reviews will successfully prevent against a successful breach of our IT systems. A breach could result in a devastating impact on our reputation, with significant adverse effects on customer confidence and loyalty that could adversely affect our financial condition and the student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties under applicable laws and loss of existing or future business.

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

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), our accounting personnel and other resources are not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of the consolidated financial statements for the year ended December 31, 2023, our external auditors obtained an understanding of the internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002. During this process, material weaknesses in our internal controls over financial reporting as of December 31, 2023, were identified, which were communicated to management. A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness have been identified related to the Company’s control environment, risk assessment, information and communication, and monitoring activities resulting in material weaknesses related to the ineffective design, implementation, and operation of: (i) general information technology controls (GITCs) in the areas of user access, program change-management and computational operation over information technology systems and operational supporting systems that support the Company’s financial reporting processes, as well as the completeness and accuracy of reports used by the Company, which resulted in business process controls that are dependent on the affected GITCs also being considered ineffective because they could have been adversely impacted and (ii) controls within the financial reporting process related to review of reconciliation of accounts, review of consolidation, review and approval of journal entries and the preparation of financial statements including disclosures.

We have adopted, and continue to adopt, several measures to improve our internal control over financial reporting, including: (i) conducting a detailed assessment to understand the root causes and extent of the weaknesses; (ii) strengthening business process controls that were dependent on the affected GITCs; (iii) reviewing and redesigning controls within the financial reporting process related to the reconciliation of accounts, consolidation, reviewing and approval of journal entries, and the preparation of financial statements and disclosures and implement additional controls where necessary to address gaps and prevent future weaknesses; (iv) providing comprehensive training to employees involved in financial reporting processes to ensure they understand the importance of controls and their roles in maintaining them and increase awareness across the organization about the significance of control environment and compliance with established procedures; (v) conducting periodic reviews and internal audits with the support from a third party to identify any emerging weaknesses and address them promptly; (vi) investing in technology upgrades or enhancements to improve GITCs, ensuring robustness and effectiveness.

However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. For management´s remediation efforts related to identified material weakness see “Item 15. Controls and Procedures—B. Management’s annual report on internal control over financial reporting”.

After our initial public offering, we became subject to the Sarbanes‑Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls over financial reporting as well as our disclosure controls and procedures.

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

In addition, these obligations also require substantial attention from our senior management and could divert their attention away from the day‑to‑day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.

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
26

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

We outsource certain labor, primarily for cleaning services, building renovations and surveillance, and contract with third-party companies who provide the employees for these services. Because we benefit from the services provided by these outsourced workers, we may become liable under Brazilian law to pay certain labor and social security obligations for the benefit of these workers if the service provider companies providing such outsourced labor fail to comply with their labor and social security obligations on behalf of these workers, and we may also be fined by the relevant authorities. We may not have any recourse against the employers of these workers if they fail to meet their labor and social security obligations. We are unable to predict the potential size of any such liability. Any requirement to pay the labor and social obligations related to outsourced workers could have a material adverse effect on our financial condition and results of operations.

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

We may be held responsible in the future for past business operations that we no longer undertake, such as the sale of teaching material to the federal government under the PNLD. We no longer do business under the PNLD, but we may be subject to certain liabilities, including in connection with applicable anticorruption laws, for past dealings. While Cogna agreed to indemnify us against certain contingent liabilities, including certain past dealings with government agencies, as part of our corporate reorganization, there can be no assurance that the indemnification agreement with Cogna will fully protect us against potential legal proceedings or government actions, which could have an adverse effect on our business, our reputation, our financial condition and results of operations.

We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.

As of December 31, 2023, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$697.9 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional) and MindMakers, among others. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with Cogna, whereby Cogna agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that was held by Cogna Group, for up to R$180.4 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies up to the date of this annual report, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. We cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by Cogna would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by Cogna, our business and results of operations will be negatively affected.

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

Salaries and payroll charges account for a significant component of our total expenses (which are allocated to the cost of goods sold and services, general and administrative, and commercial expenses lines on the consolidated statement of profit or loss). Salaries and payroll charges for the year ended December 31, 2023 were R$307.9 million, representing 22.8% of the total expenses of R$1,352.7 million. For the year ended December 31, 2022, salaries and payroll charges were R$281.9 million, representing 23.8% of the total expenses of R$1,183.7 million. For the year ended December 31, 2021, salaries and payroll charges were R$274.6 million, or 27.0%, of our total expenses of R$1,018.7 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

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

The use of all of our buildings is subject to the successful acquisition of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building has no deficiencies. In addition, non-residential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate and other licenses and registrations necessary for their regular use.

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

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including ourselves, as well as market conditions and securities prices in Brazil.

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

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In March 2021, a Brazilian Federal Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inacio Lula da Silva. As a result of this ruling, President Luiz Inacio Lula da Silva recovered his political rights, ran for office in the 2022 presidential elections in Brazil and got elected for a third four-year term starting January 1, 2023. Following the 2022 presidential election results, there were protests by supporters of the former president Jair Bolsonaro contesting the election results. On January 8, 2023, protesters invaded government buildings in Brasília, including congress, the Federal Supreme Court (STF) and the Planalto Palace, which led the STF to order the arrest of participants and some politicians, which resulted in new investigations. There is no assurance as to whether such political and social tensions will dissipate or intensify.

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
  public health, including as a result of epidemics and pandemics;
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

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

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

The Brazilian federal government has proposed the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2023 and following years. The proposed tax reform, in the form of a constitutional amendment, was approved by Brazil’s House of Representatives in July 2023 and by the Senate in November 2023, with changes to the federal government’s proposal added at each turn. The amendment is currently pending final approval by the House of Representatives after which it will be subject to presidential review. There is no guarantee that the tax reform will be approved in its current form. In addition, the Brazilian government continues to incur significant levels of debt to finance investments in unemployment, healthcare, school evasion and other areas, which is expected to increase the Brazilian budget deficit. Furthermore, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. We cannot predict which policies the Brazilian government will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy. The uncertainties regarding the Brazilian government’s ability to implement its agenda, can contribute to economic instability and increase the volatility of the Brazilian securities market.

Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, any of the above factors may create additional political uncertainty. Certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.6%, 5.8% and 10.1% for the years ended December 31, 2023, 2022 and 2021, respectively. The persistently high cost of living in Brazil led the Brazilian government to extend tax cuts on certain selected items, which continued to ease inflationary pressures and led the IPCA for the year ended December 31, 2023 to end at lower levels than in 2022 and 2021, although still higher than the 3.25% targeted level for 2023, as set by the Brazilian Central Bank pursuant to the applicable law. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares.

One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% on December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 13.75% as of December 31, 2022. In the third quarter of 2023, COPOM reversed this trend, decreasing Brazil’s official interest rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023, to 11.75% on December 14, 2023, to 11.25% on February 1, 2024 and to 10.75% on March 20, 2024. As of the date of this annual report, Brazil’s official interest rate was 10.75%. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2015, the real depreciated by 32% against the U.S. dollar. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.580 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019 and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years. Brazilian GDP contracted 3.3% in the year ended December 31, 2020 and grew 5.0% in the year ended December 31, 2021. Brazilian GDP grew 2.9% and 2.9% in the years ended December 31, 2022 and 2023, respectively. Growth is limited by COVID-19’s lasting effects in relevant economy sectors, such as services and industry, which have been highly impacted by the lack of governmental effective measures in health and in the economy in general. Such factors are aggravated by infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions, and, beginning in 2020, the impact of the COVID-19 pandemic. These uncertainties adversely affected us and the market value of our securities. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. Moreover, the United States and Russia have been at odds over Eastern Europe, and particularly with respect to the ongoing conflict in Ukraine. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

On October 7, 2023, the state of Israel was the target of an attack by terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Crises and political instability in other emerging countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets can significantly affect the perception of the risks inherent in investment in Brazil. In addition, growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. Moreover, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside.

These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Ongoing wars, such as the Russia-Ukraine and Israel-Hamas conflicts, may have a material adverse effect on our business financial condition and results of operations.

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

On October 7, 2023, the state of Israel was the target of an attack by terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Certain Factors Relating to Our Class A Common Shares

Our parent company, Cogna, owns 100% of our outstanding Class B common shares, which represent 97.5% of the voting power of our issued share capital and 79.5% of our total equity ownership, will continue to control all matters requiring shareholder approval. Cogna’s ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2023, Cogna controls our company, owning 79.5% of our issued share capital, through its beneficial ownership of all of our outstanding Class B common shares, and consequently, 97.5% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Cogna will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Cogna will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Cogna may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Cogna’s decisions on these matters may be contrary to your expectations or preferences, and Cogna may take actions that could be contrary to your interests. Cogna will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

We set forth below the dates each business was originally acquired and each product was introduced into our portfolio.

On October 11, 2018, through its subsidiary Saber Serviços Educacionais Ltda. (“Saber”), Cogna acquired control over Somos Educação S.A. (“Somos Educação” and, together with its subsidiaries, the “Somos Group”) for R$6.3 billion, which we refer to herein as the “Acquisition”, aiming at the expansion of its K-12 business and business-to-business (“B2B”) business model, integrating a high-quality full-service provider with a comprehensive portfolio of solutions and brands serving all segments of the private K-12 education market and broadening our knowledge on core and complementary content solutions. Following the Acquisition, Cogna began to manage Somos Group’s K-12 curriculum businesses and in October 2019 Cogna consolidated Somos Group’s K-12 curriculum business into Vasta through the contribution of 100% of the shares of Somos Educação held by Cogna into Vasta’s share capital. This capital contribution was accounted for at historical book value, in return for new Class B common shares that were issued by Vasta in a one-to-58 exchange for the shares of Somos Sistemas contributed to us. As a result, the Somos Group, along with Pitágoras, became directly controlled by Vasta and indirectly controlled by Cogna. In this annual report, we refer to the reorganization of our K-12 B2B business and the structuring of related subsidiaries under Vasta as the “corporate reorganization”.

We combine Cogna’s strong operational and financial excellence track record and Somos’ relevance in K-12 school in Brazil, ensuring a new focus on K-12 education activities, as well as the construction of differentiated services and a unique offering as a one-stop partner to schools. Our aim is to deliver high-quality education to children and teenagers through our well-renowned brands, resulting in a relevant presence in the premium market.

On July 31, 2020, we completed our IPO, consisting of 18,575,492 Class A Common Shares issued and sold by us. The public offering price was US$19.00 per Class A Common Share. We received net proceeds of R$1,836 million (US$333.5 million), after deducting R$107 million (US$19.4 million) in underwriting discounts and commissions. After accounting for the new Class A Common Shares that were issued and sold by us in the IPO, we had a total of 83,011,585 common shares issued and outstanding immediately following the IPO, of which 64,436,093 were Class B Common Shares beneficially owned by Cogna (which held 97% of the combined voting rights of the Company’s outstanding Class A and Class B Common Shares), and 18,575,492 were Class A Common Shares beneficially owned by investors purchasing in its IPO (which held 2.8% of the combined voting rights of its outstanding Class A and Class B Common Shares).

On January 7, 2020, we concluded the acquisition of the entire ownership interest of Pluri Educacional A&R Comércio e Serviços de Informática Ltda., or Pluri, for R$26.0 million. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with our strategy of focusing on the distribution of our operations to another region. The purchase agreement is subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit that could increase the purchase price by an additional R$1.7 million over the life of the earn-out period. During the fiscal year ended December 31, 2023, the purchase price was paid in full, without additional earn-out corrections.

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$23.6 million, subject to certain adjustments related to future results, of which R$10.0 million was paid in cash upon signing the agreement, with half of the remaining amount paid in 2021 (R$3.1 million, as readjusted) and the other half of the remaining balance payable in 2022. The agreement is also subject to certain additional earn-outs, associated with targets tied to revenue and profit that could increase the purchase price by an additional R$5.4 million over the life of the earn-out period, which is recorded at fair value. During the fiscal year ended December 31, 2023, the purchase price increased by R$33.0 million due to the earn-out performance relating to number of students using the acquiree’s products, which was paid in full.

Following our IPO, we continued to expand our portfolio of services through a series of acquisitions and new product integration, as described below.

On November 20, 2020, we concluded the acquisition of Meritt, a cutting-edge Brazilian digital assessment platform. Meritt’s acquisition provides relevant cost synergies with the streamlining of tests and mock exams for the Vasta brands, and contributes to investments expertise in online and adaptive testing. Meritt allows us to identify more quickly each student’s strengths and areas for improvement, with the goal of guaranteeing a continuous evolution of their academic results, both in traditional exams and selection processes. The purchase price was R$3.5 million, of which R$3.2 million was paid in cash and R$0.3 million is to be paid in installments that are currently outstanding and accrue interest based on the CDI rate. The outstanding accounts payable balance as of December 31, 2023 amounted to R$0.3 million.

On March 2, 2021, we acquired, through our wholly owned subsidiary, Somos Sistemas, 100.0% of the outstanding shares and voting rights of Sociedade Educacional da Lagoa Ltda., or SEL for a purchase price of R$65.0 million. A payment in cash in the amount of R$38.1 million was made on March 2, 2021 and the remaining amount of R$26.9 million is subject to certain post-closing conditions and price adjustments including, with respect to contracts with SESI (Serviço Social da Indústria), a R$39.4 minimum contracted revenue for the years 2023 and 2024. If this condition is not met, installments will receive a discount equivalent to the difference between the minimum contracted revenue requirement and the actual contracted revenue under each contract. SEL provides technical and pedagogic services to education platforms, including maintenance of such platforms, development and improvement of contents and trainings to professionals. The outstanding accounts payable balance as of December 31, 2023 amounted to R$17.9 million.

On May 27, 2021, we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software. The purchase price was R$11.3 million, of which R$4.1 million was paid in cash and the remaining amount of R$7.3 million will be paid in installments until December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, we recognized a contingent consideration of R$3.3 million subject to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security) for the years 2022 and 2023. The outstanding accounts payable balance as of December 31, 2023 amounted to R$4.6 million.

On August 1, 2021 we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service.” The purchase price was R$15.3 million, of which R$3.1 million was paid in cash and the remaining amount of R$12.2 million will be paid in installments until August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index). The outstanding accounts payable balance as of December 31, 2023 amounted to R$8.5 million.

On February 22, 2021, our wholly owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire Editora Eleva S.A., (“Editora Eleva”), a K-12 education platform provider, from Eleva Educação S.A., (“Eleva Educação”). The purchase price was R$611.5 million, subject to certain price adjustments, in installments over a five-year period (each installment adjusted by the positive variation of the CDI index). The consummation of the acquisition of Editora Eleva was completed on October 29, 2021. Additionally, Saber, an affiliate of Cogna, agreed to sell up to all of its K-12 schools to Eleva, subject to satisfaction of certain conditions precedent. Following the acquisition of Editora Eleva, Somos Sistemas and Eleva Educação entered into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva Educação, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva Educação, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a 10-year period. The commercial agreement also provides for a commercial discount amounting to R$16.6 million per year, valid for the first 5 years after the execution of the commercial agreement. The outstanding accounts payable balance as of December 31, 2023 amounted to R$570.0 million.

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), a complete platform of academic and financial management for K-12 schools, providing software licensing and development, and messaging, retention, enrollment and default management for schools and students. The purchase price was R$22.0 million, comprised of (i) R$8.9 million in cash, paid on the acquisition date, (ii) R$7.6 million to be paid in annual installments over the course of two years, and (iii) a variable R$5.5 million, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026, and adjusted by the positive variation of the IPCA index in the period. The outstanding accounts payable balance as of December 31, 2023 amounted to R$12.8 million.

On July 19, 2022, we acquired a minority interest in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), a financial ecosystem dedicated to K-12 schools and focused on internal management services financial support to educational institutions including tuition guarantees. The purchase price was R$87.7 million for a 45% interest in Educbank, to be paid in four cash installments according to the growth in number of students served by Educbank which as of December 31, 2023 has been fully paid.

On March 3, 2023, we acquired a 51% interest in Escola Start Ltda., or Escola Start, a flagship school that will be powered by Anglo content and will boost our entrance in the bilingual franchise business. Start-Anglo is a school focused on promoting bilingual education with high performance, which will become a pillar of our growth agenda responding to an increasingly strong demand from families and students for academic excellence, bilingual education and innovation. The purchase price was R$4.4  million, of which: (i) R$2.8 million relates to the price for acquiring 51% of the equity interest, and (ii) R$1.6 million relates to the price for acquiring the option to purchase the remaining percentage of its ownership interest, maturing in 2028. The amounts were paid in two installments, a fixed cash payment in the amount of R$4.1 million on the acquisition date and variable installments in the amount of R$0.3 million that are subject to price adjustment based on financial indicators and variation of the CDI index. The option to purchase the remaining shares, or 49% of the outstanding shares of Escola Start, from its non-controlling shareholder will have an exercise price of R$11.7 million.

Share Repurchase Programs

On August 13, 2021, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “First Repurchase Program”). Under the First Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the First Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase.

On September 14, 2023, we announced a second share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. As of December 31, 2023, we have purchased in the open market R$39.9 million or 1,888,376 Class A common shares, which are currently held in treasury. We concluded the Second Repurchase Program on February 29, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares for a total of R$62.5 million (US$12.5 million).

New Revenue Stream

Starting in the first half of 2023, we started offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2023, the B2G sector has grown to a student-base of over 340,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statement as other products and services and represented 5.5% of our total revenue in the fiscal year ended December 31, 2023.

For information on the risks associated with operating a new revenue stream, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We expanded our operations to public schools in Brazil, which may not be successful and which will expose us to additional risks”.

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

B.          Business Overview

Overview

We are one of the leading high-growth education companies in Brazil in market-share, powered by technology, providing end-to-end educational printed and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners. We expanded our business to provide products and services to public schools in Brazil beginning in the first half of 2023. For more information, see “Presentation of Financial and Other Information—Corporate Events—New Revenue stream”.

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

Our integrated platform is designed to cater to the needs and preferences of every school. We provide a full suite of products, embedded in an ecosystem that fulfills most of the school’s needs. This differs from single solution products, which can include hidden expenses and inefficiencies for schools. We are committed to constantly evolving our product and service offerings to provide the most complete end-to-end ecosystem for private K-12 schools, students and parents, educators and administrators, while maintaining the uniqueness of each school.

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a 4.0 times LTV/CAC ratio for the solutions that we characterize as subscription arrangements based on the 2023 sales cycle (from October 1, 2022 to September 30, 2023). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of December 31, 2023, our network of B2B customers consisted of 5,032 partner schools, compared to 5,274 as of December 31, 2022 and 4,508 schools as of December 31, 2021. As of December 31, 2023, we had 1,539 thousand enrolled students compared 1,589 thousand as of December 31, 2022, and 1,335 thousand as of December 31, 2021.

We have structured our business as a PaaS, in which we have built complete and integrated platforms of K-12 products and services capable of promoting digital transformation in schools. The solutions we characterize as subscription arrangements are all those based on long-term partnerships with partner schools. These are service contracts in place for the offering of our learning systems or PAR Platform and solutions for English instruction and socio-emotional skills, among others. We characterize these solutions as subscription arrangements because they provide for recurring revenue and business stability, since they consist of long-term contracts with schools (three-year term on average), whereby schools pay an agreed price per student per year in order to access our solutions (whereby we recognize revenue when the customers gain control to the content available through our solutions). This business model, supported by technology, allows for fast growth, and given the “asset-light” nature of our business, we also benefit from favorable operating leverage and positive cash conversion.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 86.0% of the total net revenue from sales and services in the year ended December 31, 2023, 88.7% of the total net revenue from sales and services in the year ended December 31, 2022 and 84.8% of the total net revenue from sales and services in the year ended December 31, 2021.

Revenue from solutions other than the ones we characterize as subscription arrangements includes sales to public government (“B2G”), university admission preparatory exam courses and e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students, all recoded as other products and services in the financial statements. Net revenue from sales and services deriving from these solutions represented 14.0% of the total net revenue of our sales and services for the year ended December 31, 2023, 11.3% of the total net revenue of our sales and services for the year ended December 31, 2022 and 15.2% of the total net revenue of our sales and services for the year ended December 31, 2021.

We have been operating at a net loss over the last three years, primarily due to higher financial costs, as explained in the “Item 5. Operating and Financial Review and Prospects” section. Following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 20% CAGR increase in our ACV Bookings from 2019 to 2023. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; (3) streamlining and reducing administrative costs and overheads, (4) reducing our indebtedness ratio, (5) focusing on a more premium product mix, (6) the launch of new business models, including a franchise dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for university-entrance exams, and (7) offering our products and services to clients in the public sector (B2G), in addition to our existing private school client base. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

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

For Public School Administrators

We believe that our fully integrated platform will allow public school administrators to maximize time, access a broader set of information more intelligently, develop new action plans for improved education outcomes, promote leadership and motivate their teams. Our solutions for public school administrators will be divided into three main offerings which will include the following features: (i) Core Content: diagnostic evaluation, pedagogical advisory services, and print and digital content; (ii) Opportunity: provision of unified materials aimed at learning recovery, essential skills prioritization (such as Portuguese and mathematics) and preparation for the Basic Education Evaluation System (Sistema de Avaliação da Educação Básica), or SAEB; and (iii) Complementary Solutions: solutions focused on computational thinking, social and emotional intelligence, physical education, foreign languages and financial education.

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

Once ENEM reports students’ results, each student can enroll in the Unified Selection System (Sistema de Seleção Unificada), or “SISU”, and apply through their platform to public universities, who accept incoming students based on students’ rankings. Since January 2023, we had over 12,762 students from our partner schools approved, or 14% of our total high school senior students.

Through our differentiated B2B, business-to-business-to-consumer (“B2B2C”) and B2G solutions, we deliver a better learning experience, engaging students in the classroom and offering a unique platform for continuous learning experience after school. Partner schools can choose among our broad portfolio of core content solutions, opting between traditional learning systems or PAR Platform, our textbook-based content solution. This enlarges our addressable market and positions us as a one-stop partner for all private K-12 schools across the country by offering a full stack of solutions through well-known brands with reputation for high quality. Regardless of partner school preferences and necessities, we are able to offer solutions in line with their requirements and reach all types of schools, including through stand-alone textbook sales and recurring content sales through adoption of our learning systems. The chart below shows a summary of product and service consumption preferences among private K-12 schools, highlighting our ability to penetrate the entire market as a consequence of our complete suite of product offerings, including our PAR Platform and printed content solutions.

Methodological Option in the Private Schools
(2023)

Source: Vasta’s internal database (“Lista de adoção”), covering around 85% of Brazilian students in the private market as of July 30, 2023.

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

As a result of adopting our systems, we believe that partner schools are able to improve the learning and academic quality for their students, which leads to an improvement in the partner schools’ reputation. In addition, the better reputation helps them to attract more students, in addition to improving their operational and financial results – stimulating the virtuous cycle based on the Content & EdTech solutions and Digital services we provide. Our business model is supported by full alignment in the adoption of our solution by all of our partner schools’ participants in our K-12 business: parents receive the benefit of a high-quality education and actionable data regarding the performance of their children; students enjoy a digital, enhanced, engaging and complete learning experience, with supplementary tools and content that goes beyond the core curriculum; educators can optimize their time, use data reports to address each student’s unique needs and personalize their educational content and administrators benefit from improvements in test grades, which in turn increases their reputation and lead to higher student intake, while saving time and money using our school management solutions.

Our Competitive Strengths

True Partner of Choice for Private K-12 Schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though Cogna, our parent company. As of December 31, 2023, we served 5,003 schools in the K-12 private market, with almost 1.5 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

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
49

Strong Combination of Content and Technology Teams Dedicated to Enhancing Our Value Proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 181 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 14 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

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

Our data science team employs a science in learning approach by leveraging our streaming data pipeline, allowing for rapid evolution of our solutions and services. Our data analytics educational team is focused on (1) tracking user behavior and creating dashboards to improve student and teacher engagement with Plurall and its many features; (2) allowing educators to take advantage of engagement and learning dashboards to improve student participation in the learning experience both inside and outside the classroom; (3) providing seamless integration of the Plurall platform with external products; and (4) gathering feedback and improving content creation in real time.

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
  Headbands that measure brain activity through an algorithm developed at NASA which translates brain wave readings into data on states of attention, so educators can track individual students or entire classrooms through a single dashboard. In 2021, we tested the headbands at 12 schools and with approximately 377 students. We expanded the program to 1.2 thousand students in the fiscal year ended December 31, 2022 and to 1.3 thousand students in the fiscal year ended December 31, 2023.

Robust Salesforce, Business Intelligence Team and Customer-centric Mindset Lead to Differentiated Go-to-Market Strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 216 educational specialists (which include (i) hunters, responsible for prospecting new clients, and (ii) farmers, responsible for up-selling and cross-selling) and 173 customer support experts, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 19,600 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school.

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
  Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics: as of December 31, 2023, we had over 12,762 students from our partner schools approved in the university entrance exams.

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. In November 2023, we scored 62 and 44 out of 100 possible points for Anglo and pH learning systems, respectively, in a survey carried out by us with our partner schools, and 46.7 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

According to data from SimilarWeb, in 2023, Plurall was the digital platform with the highest share of traffic in the private sector: 35.8%, 19.5 percentage points above the second player. Plurall has supported our partner schools and their students with digital tools and contents and helped to deepen the learning process and assessments throughout the hybrid education.

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

The Nature of Our Business Model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and high scale, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR Platform and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 86.0% of total net revenue from sales and services in the year ended December 31, 2023, 88.7% of total net revenue from sales and services in 2022 and 84.8% of our total net revenue from sales and service in 2021. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks.

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

In recent years, Cogna has successfully completed 21 acquisitions, incorporating R$5.2 billion in net revenue from sales and services (considering the first year of acquired companies’ figures). Particularly, in October 2018, it completed the acquisition of Somos Educação, making a strong move into the K-12 segment in Brazil. Somos Educação also has a unique M&A track record in the Brazilian K-12 industry, completing 12 acquisitions since 2018, in addition to an unerring tradition in the education sector.

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

Our Growth Strategy

Increase Shift towards Solutions We Characterize as Subscription Arrangements within Our Current Customer Base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2023, we sold products (including textbooks without subscription) to approximately 2.3 million students from private schools, of which 1.5 million were from schools that had a contractual relationship with us, or 67% of potential students from schools that use our products. To December 31, 2023 from December 31, 2022 and to December 31, 2022 from December 31, 2021, we successfully converted 11.7% (9.9% to PAR Platform and 1.8% to learning systems) and 11.1% (7.6% to PAR Platform and 3.5% to learning systems), respectively, of schools without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the years ended December 31, 2023, 2022 and 2021, net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 86.0%, 88.7% and 84.8%, respectively, of our total net revenue from sales and services. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks.

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

  As of December 31, 2023, only 12.5% of our student base used both our core and socio-emotional solutions; and
  As of December 31, 2023, only 6.3% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of December 31, 2023, we had 1.94 million enrollments in our solutions (1.42 million in core content and 0.512 million in complementary solutions), considering each student at each solution as an enrollment

Grow Our Base of Partner Schools

Our sales force will continue to pursue greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 33% of private K-12 students in Brazil as of December 31, 2023. We intend to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

We expanded our reach of partner schools to schools in the public sector. We believe that our digital platform and broad portfolio of core content solutions and complimentary services will allow us to access a public school market in need of the solutions that we have developed over the years. Our objective in pursuing this expansion is to grow our net revenue from sales and service and Adjusted EBITDA and improve our Adjusted EBITDA margin. Accordingly, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2023, the B2G sector has grown to a student-base of over 340,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statement as other products and services and represented 5.5% of our total revenue in the fiscal year ended December 31, 2023.

Increase the Quantity of Products and Services We Offer

We believe there is significant room to expand our value proposition to our partner schools and their stakeholders by adding new complementary education solution and digital platform to our ecosystem and therefore, also significantly increasing our potential market that we can reach and provide our solutions to. For instance, STEAM and academics are becoming “must-have” skills given increasing competition in the labor market. In addition, schools have been increasingly adopting management systems so they can focus on what they do best: educating.

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

In the 2021 commercial cycle, we launched Plurall Store, an extension of our Plurall platform that offers 17 complementary digital solutions in partnership with EdTechs from all over the world. Through Plurall store, schools and their users (students and teachers) have a free trial experimentation phase, after which schools may decide which solution to adopt based on engagement rates.

In October 2021, we entered in the business-to-business-to-consumer (B2B2C) business with the launch of Plurall Adapta, in partnership with Seneca, a UK-based company, for the offering of adaptive learning sessions as a preparatory toolThe technology embedded in this product was primarily developed in-house.

Since 2020, we acquired SEL, EMME and Phidelis, in addition to a minority interest in Educbank, which, together with Livro Fácil, will form the base of our digital services strategy, in particular with respect to the delivery of administrative digital solutions. With the expansion of our scope and product and service offerings through our platform, our partner school base could increase even further.

The Markets in Which We Operate and Opportunities for Growth

According to a 2018 report by Oliver Wyman (and adjusted for inflation) the Content & EdTech Platform and Digital Platform markets for private schools in Brazil was R$33.2 billion as of December 31, 2023, segregated between: (1) R$8.3 billion for core content; (2) R$8.8 billion for complementary education solutions; and (3) R$16.1 billion for digital platform. According to a report by Oliver Wyman it is expected that these markets will reach R$54.0 billion by 2030, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2023, we estimate we captured approximately 12.3% of the TAM for core content, 2.3% of the TAM for complementary education solutions and 0.5% of the TAM for our Digital Platform business unit, which we believe represents significant growth opportunity.

With 47.3 million students enrolled in private and public schools in 2023 according to Censo Escolar 2023, Brazil’s K-12 education segment is significantly larger when compared to other players around the world; Brazil’s K-12 students account for 23% of the total population, while in the United States, students enrolled in private and public schools account for 16% of the total population (considering an estimate of 54.1 million students attending school in fall 2021), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in “—Industry Overview”.

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

Limited Internal Management and Administrative Solutions for Schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2023, there were approximately 41,555 private schools in Brazil as of 2023, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

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

Public K-12 Industry Market Trends

Managers of public schools define their choices and preferences in the pedagogical sphere based on a variety of factors, including different sets of macroeconomic and political scenarios, needs and limitations, such as (i) improving learning for better performance in official exams; (ii) responding to student demands regarding the digitization and modernization of the system; (iii) aligning with contemporary demands related to socio-emotional issues exacerbated by the pandemic; and (iv) budget availability.

Considering the foregoing factors, the following trends have been observed in public education networks and particularly at the state and municipal levels, in varied degrees:

Use of Technology in the Classroom

Despite many states and municipalities still facing significant infrastructure deficiencies, certain groups of schools in the northern region of Brazil have mobilized to migrate teaching and learning processes to a digital model that integrates digitalization of resources for teachers and students and AI-adaptive teaching. Consequently, these schools seek solutions that have some strategies anchored in the digital space (even as print materials prevail in certain teaching processes), such as: test administration, recorded tutoring and monitoring video lessons, and progress and management reports, among others. Additionally, there is a growing interest in the use of artificial intelligence to aid in leaning personalization and the construction of new learning pathways.

Learning Deficits from Previous Years

Brazilian students from the public schools have always grappled with the issue of students progressing through each year/grade without developing the necessary skills as prerequisites for subsequent years/grades. This accumulation of deficits in basic skill building negates the development of more complex skills. The problem worsened during the COVID-19 pandemic as, due to precarious online classes, certain skills had to be deprioritized. Therefore, all public school networks have mobilized to effect strategies to help educators address and catch up on topics from previous years, without completely interrupting the current year’s curriculum. They seek instructional materials developed for this purpose, as well as diagnostic assessments to monitor students’ learning progress. This trend is expected to continue for several years until this generation completes their K12 education.

Increased Importance of Socio-Emotional Education

Like the learning deficit, this trend was also exacerbated by the COVID-19 pandemic. Prior to 2020, this was a trend mostly observed in the private sector, with a focus on issues like bullying, lack of diversity inclusion, identity crises, increased cases of anxiety and panic, and difficulties in family relationships. However, the trend has grown significantly and now affects the public sector as well. Throughout these years, educators have concluded that these issues are better addressed through prioritizing socio-emotional development programs that help students work not only with their peers but also with the entire school community.

Focus on Educational Indices (SAEB impacting IDEB + ENEM)

Education managers have grown increasingly focused on improving educational indices such as the SAEB, IDEB and ENEM, as these results became the foundation of newly implemented models of allocation of federal funding for education in Brazil. The trend started over a decade ago and remains one of the strongest to date as states and municipalities strive to improve their student’s performance in these educational indices in order to be eligible for more financial resources. This is also connected to the interest of local politicians in gaining the related political capital as performing well in official indices such as IDEB and ENEM, for example, helps present a public image of education-focused management to the local society.

Social Responsibility

The UN’s 2030 Agenda sets forth goals to eradicate poverty and promote a dignified life for all. Pursuant to these targets and ideals, many public officials and public entities have directed their concerns toward an issue that still plagues Brazil, illiteracy among young people and adults. Illiteracy is understood to prevent the full development of citizenship, and in Brazil there are approximately 10 million illiterates. Thus, programs that help tackle this issue, as well as develop financial education awareness, have also been trending.

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

We have a national presence with strong brands and proven academic results that attest to our differentiated quality. Our leading brands include Anglo, pH, PAR, Pitágoras, Maxi, Ético and Eduall, among others. Our portfolio of solutions encompasses various price ranges, so that we can offer viable solutions to all schools, with focus on quality, effectiveness, efficiency and profitability.

Our mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. In this context, we have decided to serve private schools through both B2B2C and B2B business models. Through our Content & EdTech Platform, a multi-brand, tech-enabled platform, with the flexibility and quality required to satisfy customer needs through printed and digital format and made available through a model we characterize as subscription arrangements or direct sales to students or parents, serving as an entry point for subsequent conversion into a model we characterize as subscription arrangements. Through our Digital Platform, we currently offer our Livro Fácil e-commerce, but plan to expand our portfolio to cater to all other school needs aside from education, aiming at increasing efficiency and quality. Moreover, we expanded the existing services we already provide to partner schools to schools in the public sector. We believe that our digital platform and broad portfolio of core content solutions and complementary services will allow us to access a public school market in need of the solutions that we have developed over the years.

We have also launched a franchise model with Start-Anglo and our goal is to become one of the largest educational franchise networks in the country, combining bilingual education and high-performance academic results in Brazil. Our goal is to implement a robust education project that integrates academic excellence, human development, and an international mindset through our franchised schools.

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

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$528 for Maxi to R$1,678 for Fibonacci, catering to a wide range of customers, as further detailed below.

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

  Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi reaches over 176 thousand students in 828 schools distributed all over Brazil (27 states).
  Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 19 Brazilian states with over 16 thousand students, concentrated in the states of Rio de Janeiro, Pernambuco and Minas Gerais.
  Ético: has a contextualized and interdisciplinary approach and reaches approximately 116 thousand students in approximately 558 schools, including Pluri schools that adopt Ético.
  Amplia: Amplia (ex Eleva) was built on three pillars: academic excellence, socio-emotional skills, and citizenship, with the objective of developing students’ abilities at their own pace. Amplia is present in 26 Brazilian states in over 504 schools with over 186 thousand students.
  Mackenzie: Mackenzie is based on the worldview of Christianity and on integrated learning. It also has interactive and meaningful learning and creative methodologies that improve individual and collective learning. Mackenzie is present in 24 Brazilian states, serving 422 schools with nearly 94 thousand students.
  Pitágoras: focused on developing educators, leaderships and students. Pitágoras is available in 26 Brazilian states, with more than 110 thousand students in over 396 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia.
  pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 140 thousand spread across more than 373 schools. pH is present in 22 Brazilian states.
  Anglo: with a “Class given, class studied” approach, Anglo always provides access to homework combined with the content taught in class. Anglo is our most relevant brand, with more than 377 thousand students and over 940 schools spread across 26 Brazilian states, with a high concentration in the state of São Paulo. Additionally, approximately 40% of the schools served by Anglo have been in our client base for over 15 years.
  Fibonacci: Founded in 2011 in the state of Minas Gerais, the Fibonacci education system ensures an education with material that focuses on Enem content through an interactive digital platform, allowing for individualized learning with a student base of approximately 800 students spread across 10 schools.
  SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides digital platform and assessment tests to 153 SESI schools spread across 23 states, totaling approximately 80 thousand students.

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 264 thousand students and approximately 768 schools, spread across 27 states.

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

Socio-Emotional

  O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade and allows the structuring of the socio-emotional curriculum in partner schools. It has over 169 thousand students spread across 25 states, with a higher concentration in São Paulo.

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

STEAM (Science, Technology, Engineering, Arts and Mathematics)

  MindMakers uses children’s curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises. MindMakers was acquired by Vasta in 2020 and included in our go-to-market strategy in 2021, serving 310 schools and 119 thousand students in 2023.
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
  Plurall Store. In the 2022 commercial cycle, we launched Plurall Store as a B2B model. It is an extension of our Plurall platform, offering  complementary digital solutions in partnership with EdTechs from all over the world. Through Plurall store, schools and their users (students and teachers) can have a free trial, experimentation phase after which schools may decide which solution to adopt based on engagement rates. These digital solutions are not proprietary; thus we operate in a shared-revenue model, through exclusivity agreements.
63

B2B2C Products

In October 2021, we entered the business-to-business-to-consumer (B2B2C) model, with the launch of two tutoring products through our Plurall platform. These products are offered exclusively to students enrolled in our partner schools, through a technology base developed fully in-house.

  Plurall Adapta, in partnership with Seneca, a UK-based company, for the offering of adaptive learning sessions as a preparatory tool; and
  Plurall MeuProf, an application that connects students enrolled at our partner schools with affiliated professors for private tutoring. Plurall MeuProf was discontinued in January 2024.

B2G Products

Starting in the first half of 2023, we began offering our products and services to clients in the public sector, in addition to our existing private school client base. Within this new revenue stream, we developed a new portfolio of customized solutions, including products and services tailored for large education secretariats.

Our offerings to public school are of a transformative nature. The Plurall digital platform serves as the foundation of our solutions, making our other services highly scalable – an essential condition for meeting the demands of the public sector in a country of Brazil’s size. Our solutions also include university entrance diagnostic assessments, with recommendations for pedagogical actions to adjust the learning paths of each school, class, and student, always with the teacher as the protagonist, mentor, and facilitator of the teaching and learning processes. The public school portfolio comprises the following solutions:

  Prepara: An educational solution aimed at preparing students in the public education system for external assessments (such as the SAEB), by developing proficiency in Portuguese language and mathematics, with aims to improving the performance of students in the early and final years of elementary school (3rd through 9th grades) and high school, focusing on the covering potential learning deficits from previous years. This solution includes printed and digital content in Portuguese language and mathematics, a digital platform through Plurall for monitoring and tracking teaching and learning, diagnostic assessments, and pedagogical support.
  Leader in Me: An educational solution aimed at developing socio-emotional competencies of K12 students, also providing a digital educational platform through Plurall, pedagogical consultancy, implementation support and supplementary resources.
  Education Systems: An educational solution consisting of a structured teaching system for K12 students and teachers, comprising specific sets of pedagogical notebooks for students, supplementary material, a teacher’s notebook, pedagogical consultancy, and a digital educational platform through Plurall.
  Prepara ENEM: An educational solution focused on preparation for the ENEM, intended for students and teachers, and integrated with a digital platform through Plurall. Prepara Enem features video lessons for the ENEM preparatory course, including an automated essay correction platform, or the R1000, assessments, and pedagogical consultancy.

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
64

While we do not handle certain of these steps directly, we have the technological expertise to monitor all processes, which is essential for the control of the production stages and for maintaining our standards in terms of quality and competitiveness.

Our authors are educators whose copyright can be acquired permanently or licensed by edition. In the case of licensing, the copyright payment is calculated as a percentage of net sales revenue. We currently have approximately 3,616 authors working under our various brands. We have exclusive publication and distribution of content written by such authors, and as a result, we have a robust base of educational content.

We outsource the printing of our books, using 15 printers and six product handlers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through our distribution centers in São José dos Campos and Pernambuco. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution center, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

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

Currently, we offer solutions regarding the sale of products and services to families, catering to hundreds of partner schools through our education e-commerce platform. We plan to add various other solutions to our Digital Platform such as academic and financial ERP and student acquisition solutions, including online enrollment platform, digital marketing and scholarship marketplace, either by developing such solutions in-house or through partnerships or merger and acquisition opportunities.

Customers

Our e-commerce customers are schools, which have chosen these services in their respective agreements, and families, that have acquired their products and services directly from our e-commerce platform. This service helps eliminate printed material logistic issues for schools and facilitates the process for acquiring and receiving printed materials for parents, as our e-commerce platform is available through smartphones or computers, eliminating the need to dislocate to physical stores and retailers.

Products and Services

Our e-commerce platform is our method for the sale of educational content for schools including teaching materials, stationery and literature, among others. It also functions as a distribution hub for materials from other suppliers that are chosen by our partner schools, reinforcing our one-stop-partner positioning. It operates across the entire Brazilian territory through an integrated logistics structure with our other solutions.

After entering into the agreement for the chosen educational solution, the school decides whether the educational materials purchased by families should be delivered to the school or directly to the students’ home. Through our e-commerce platform, we send vouchers to families to make purchases through the e-commerce and, after the purchase, the products are sent to the chosen destination by our logistics partners. After the families receive the material, we pay the contractual commission to the schools.

By using our e-commerce platform, schools can focus on their core activity and not worry about having a retail business and its implications, such as sales, stock management, payment and receivable accounts. Other additional activities that schools are spared when adopting an e-commerce solution are usage of a physical space in the school for the retail activity and the heavy tax bureaucracy associated with reselling goods.

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of December 31, 2023, we had 5,032 partner schools with 1,539 thousand students, presence in all 27 Brazilian states, with a large concentration in high income states São Paulo (32% of our students) and Rio de Janeiro (11% of our students), and growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

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

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of December 31, 2023, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

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

Plurall had more than 2.1 million registered student users by the end of 2023, comprising both private and public school bases, allowing these students to engage in over 770 million activities and exercises through our platform.

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

Our digital platforms experienced significant growth in the years 2020 and 2021, both in user base and usage volume, when the schools closed in Brazil due to the COVID-19 pandemic. This was the result of a structured plan to support our partner schools in implementing fully digital operations. As part of this effort, we implemented new features in Plurall, such as online assessment, virtual science labs, and live digital classes, through a mix of agile internal development and integration with solutions from companies such as Google and CloudLabs.

As a result, Plurall was transformed from a complementary solution to a comprehensive digital platform for complete pedagogical implementation by our partner schools. Consequently, growth in usage has far outpaced the growth in new users. We now have significantly more users of the Plurall platform as compared to the period prior to the school closures prompted by the COVID-19 pandemic, and much more regular use of the Plurall platform than ever before. We also offered a trial version to prospective clients as part of our commercial efforts for the year, and this trial version is converting approximately four times more schools into subscription contracts than our regular go-to-market strategy.

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

The following graphics illustrate certain key metrics related to the expansion of the usage of Plurall in connection with school closures as a result of the COVID-19 pandemic. According to data from SimilarWeb, in the fiscal year ended December 31, 2023, we had 35.8% of the K-12 traffic share compared to 16.4% of our main competitor. In the fiscal years ended December 31, 2022 and 2021, we had 30.0% and 48.4%, respectively, of the K-12 traffic share compared to 15.2% and 10.6%, respectively, for our main competitor.

Visits over Time (2023)

Source: Company and SimilarWeb. Considers the period between January 1, 2023 and December 31, 2023.

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

In that context, we have partnered with BrainCo, a startup incubated in the Harvard Innovation Lab that develops cognitive training technology products in collaboration with scientists from the MIT Media Lab. Specifically, BrainCo has created a headband that detects and quantifies student attention levels in the classroom using electroencephalography sensors. For that solution, NASA has enabled the creation of an algorithm that transforms brain waves into a measurement of student concentration. Since 2020, we have tested headbands with 13 schools and more than 1.3 thousand students. We have also established a partnership with CpE, bringing together over 175 scientists in the first hub dedicated to bringing scientific evidence to guide pedagogical innovations in Brazil.

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

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with continuous focus on understanding our customers’ needs and delivering fully integrated solutions. With the support of 173 customer support experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

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

The main stages of the marketing and sales process include:

  Carrying out a market census in the over 17,000 private schools targeted by the commercial team (around 85% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;
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

The prices are directly charged from the partner schools or families, if the partner school selected our e-commerce platform. Pricing considers the production costs and the costs related to our support services, which varies according to the profile of each school and its portfolio choices.

A significant lead generator for our Anglo brand is the operation of preparatory courses for university entrance exams, that, given the quality and reputation of the brand, we constantly advertise with a list of alumni that passed the entry exams into the top universities in country.

Specifically in the case of our e-commerce platform, it is marketed by the integrated sales force as an additional service that might be hired by the schools in connection with the adoption of our Content Solutions. Our e-commerce platform is, therefore, a lead generator of cross-sell revenue that, by generating a commission to schools, can be used to sustain and help pay for the adoption of an educational platform or PAR Platform solution.

Public K-12 (B2G)

In the second semester of 2022, we engaged Bain & Company, a renowned strategic consultancy company, to map out opportunities in the K12 public market in Brazil. This study revealed that the government budget for Brazil’s public basic education network (TAM) is expected to exceed R$460 billion by 2026, including new federal allocations to be distributed based on economic and learning criteria.

Furthermore, various lines of business opportunities with some intersection with our internal capabilities were identified. These opportunities were grouped into categories of educational solutions such as: basic teaching materials, performance platforms, complementary solutions, administrative management, and others. We believe that the estimated value for addressing these opportunities is approximately R$88.0 billion by 2026.

We have defined a prioritized list of potential clients, composed of state and municipal (at which level basic education is provided in Brazil) education networks, based on their financial potential and the suitability of our solutions, and we have structured a network for accessing decision-makers in the education networks for purposes of participating public tenders and/or being part of these networks’ public procurement of educational solutions, through three fronts:

  Strategic and Institutional Partners: This group is comprised of educational institutions and foundations, non-governmental organizations, and competitors offering complementary expertise. In addition to facilitating access to top-level managers (executives or leaders who hold significant decision-making authority and are typically responsible for setting overall strategic direction), this model allows us to be robust in our value propositions. The Strategic and Institutional Partners’ compensation is agreed on a project-by-project basis. There was no payment in this form in 2023.
  Finders: This group is made up of influential educators or prior/inactive public managers. This model facilitates access to senior managers, enabling the formulation of customized offers based on the specific needs of a particular municipal or state network of public schools. The Finders’ compensation is predominantly commission-based or based on commercial intermediation. Finder's fees are structured as a percentage of the transaction value and are typically agreed upon in advance between the finder and the parties involved. The average finder's fee is set at 8% of the transaction amount. However, this percentage can vary within a range of 6% to 10% depending on factors such as the complexity of the deal, market conditions, and the specific services rendered by the finder. Finder's fees are contingent upon the receipt of funds from the transaction, ensuring alignment of interests and risk mitigation for all parties involved. We did not pay any finder’s fees in 2023.
  Distributors: Regional companies that have an established presence in the public school market, which already provide other educational solutions to state networks and large municipal networks. This model allows us access not only to decision-makers but also provides visibility into opportunities already developed. In this model, we are subcontracted by the Distributors, to provide certain educational services on an exclusive basis inside a predetermined region, under the public contracts maintained by the Distributors with the education network.

For more information on the risks relating to our interactions with government officials in connection with our provision of services to municipal and state schools in Brazil, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may be subject to penalties under Law 12,846/2013 or the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws.”

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

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our NPS score among core education and digital learning brands. As of November 25, 2023, we scored 62 and 44 out of 100 possible points for Anglo and pH learning systems, respectively, as rated by our partner schools, and 46.7 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

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

For the Digital Platform Services, retailers selling textbooks and stationery, physical bookstores and e-commerce platforms are competitors or alternatives to our e-commerce platform. Educational solutions are usually commercialized directly between us and the school or by our e-commerce platform, but, in specific cases, stand-alone products might be available in the distribution channels mentioned above.

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

Digital Platform Services

Purchases through our e-commerce platform are very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

Public K-12 (B2G)

Our educational solutions for the public market are essentially customized to better suit each municipality and state that we serve as clients. Our solutions may be structured with annual, semi-annual or monthly delivery formats. In all cases, revenue recognition and billing occur upon delivery of printed materials or implementation of the services. Payment frequency aligns with the frequency of deliveries.

In addition, educational solutions for new curriculum need to be implemented at the beginning of the academic year. Therefore, with respect to this solution specifically, client prospecting takes place in the last quarter of the previous year, with bidding processes typically occurring within the first three months of the current year. Other solutions are implemented at the beginning of the semester, either in the first semester (in February or March), or at the start of the second semester in August. However, due to our customized business model, production is tailored to meet specific demands of otherwise established contracts, obviating the need for inventory and avoiding waste.

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

In addition, the provision of services and sale of goods to municipalities and other public entities are subject to specific rules on public bidding procedures. Pursuant to Brazilian Federal Constitution, public authorities must initiate a public bidding procedure before hiring any services, purchases or sales. Such public biddings aim to provide the most advantageous conditions to public purchasers. These procedures are established by Federal Law No. 14,133/21 and cannot be overridden by state and local laws.

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

The provision of services and sale of goods to entities within the “S System” (“Sistema S”, which includes SESI and SENAI) are subject to certain rules and principles that are similar to those applicable to public entities. However, entities within the S System are private entities that provide social services (“parastatal” entities), are not part of the government nor included in its structure and, as a result, are not subject to the provisions set forth under Federal Law No. 14,133/21. However, given that such parastatal entities are funded by the collection of specific federal taxes, they must observe the administrative principles on the execution of contracts. Consequently, SESI must observe its own rules of proceedings for tenders and contracts. Possible sanctions for default in contracts executed with parastatal entities include early termination, fines and prohibition to contract that specific entity. In addition to that, entities within the S System and the other parastatal entities are subject to the internal and external control from the Federal Controller General (Controladoria Geral da União) and the Federal Court of Auditors (Tribunal de Contas da União), respectively.

C.          Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of effectuating our initial public offering. Prior to our initial public offering we undertook a corporate reorganization as described under “—A. History and Development of the Company.”

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”) and MVP Consultoria e Sistemas Ltda. (“MVP”), when the control over these entities was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

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

For more details about our organizational structure please see “—A. History and Development of the Company” and refer to note 1.2 “–Significant events during the fiscal year” and note 5 – Business Combinations.

D.          Property, Plants and Equipment

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

We are party to approximately 3,616 agreements with third-party authors with respect to educational content. We own approximately 560 trademark registrations, including the trademarks and logos of “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação”, “MindMakers” and “Start Anglo Bilingual School”, among others. We also have approximately 14 pending trademark applications in Brazil and four in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor Cogna). As of the date of this annual report, we owned approximately 128 registered domain names in Brazil.

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta”, “Somos Educação”, “Somos Science in Learning”, “Ético”, “Editora Atica”, “Sistema Maxi de Ensino”, “Plurall”, “Livro Fácil”, “Sistema pH de Ensino”, “Editora Scipione”, “Sistema Anglo de Ensino”, “PROFS”, “PAR Plataforma Educacional”, “Biblioteca PAR”, “Editora Atual”, “English Stars”, “Rede Cristã de Educação”, “MindMakers” and “Start Anglo Bilingual School”, among others.

Properties

We occupy 14 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the years ended December 31, 2023, 2022 and 2021, we incurred expenses of R$23.9 million, R$18.3 million and R$17.8 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

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

A.  Operating Results

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to our results for the years ended December 31, 2023, 2022 and 2021.

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

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

	As of December 31,
Number of Enrolled Students	2023	2022	2021
	(in thousands)
Total Vasta	1,539	1,589	1,335
Core content	1,539	1,589	1,335
Complementary education solutions	453	400	308

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

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school by the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with each school. Although our contracts with our schools are typically for a four‑year term, we record only one year of revenue when calculating ACV Bookings and disregard the other three years of revenue for the purposes of the calculation of ACV Bookings. For example, if a school enters into a four‑year contract to provide one of our Content & EdTech Platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of R$100 per student per year, we record R$10,000 as ACV Bookings, and not the total contract value of R$40,000.

On December 7, 2024, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2024 sales cycle (from October 2023 to September 2024), that reached R$1.4 billion based on contracted amounts as of such date. This volume represents growth of 16% over the revenue from subscription arrangements registered in the 2023 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2023 sales cycle is 1,424 thousand.

On March 23, 2023, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2023 sales cycle (from October 2022 to September 2023), which reached R$ 1.2 billion based on contracted amounts as of such date. This volume represents growth of 20% over the revenue from subscription arrangements registered in the 2022 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2023 sales cycle is 1,557 thousand.

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

The ACV Bookings is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2023 and September 2024 may be different from the ACV Bookings for the 2024 sales cycle. The COVID-19 pandemic had an adverse effect on our ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), but the actual revenue derived from solutions we characterize as subscription arrangements, recognized in the years ended December 31, 2022 and 2023, were not adversely affected by effects such as declining enrollment at our partner schools, as observed during the pandemic period, particularly in respect of childhood education. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by health crises, epidemics or pandemics” and “—D. Trend Information.”

	For the following school years
	2023(1)	2023(2)	2022(3)	2021(4)
	US$ (1)	R$ (except number of partner schools and enrolled students)
Number of partner schools	n/a	5,032	5,351	4,508
Number of enrolled students (in thousands)	n/a	1,539	1,589	1,335
Core content	n/a	1,539	1,589	1,335
Complementary education solutions	n/a	453	400	308
Average ticket per student per year	US$162	R$784.3	R$644.4	R$602.0
ACV Bookings (in millions)(5)	US$254	R$1,230	R$1,000	R$853

(1)	For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2023 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2022 and ending on September 30, 2023).
(3)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2021 and ending on September 30, 2022).
(4)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2020 and ending on September 30, 2021).
(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non‑accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Share of Revenue of the Solutions we Characterize as Subscription Arrangements as a Percentage of Total Net Revenue from Sales and Services

We measure the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services by adding the combined revenue derived from learning systems or PAR Platform (reflected in our breakdown of net revenue from sales and services as sales of textbooks) and complementary solutions and dividing such combined amount by the total net revenue from sales and services in a specific year. We believe that higher share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services reflects the loyalty of our partner schools to our platform, as these solutions are based on long-term contracts with higher lifetime value and retention rate. We are constantly monitoring and improving our percentage of total revenue from solutions we characterize as subscription arrangements in order to enhance our relationship with partner schools and improve the predictability of our revenue.

The following table sets forth the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services for the periods presented.

	For Year Ended December 31,
	2023	2022	2021
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services(1)	86.0%	88.7%	84.8%

(1)	Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR Platform and complementary solutions) to the net revenue from sales and services in a specific year.

Revenue Retention Rate for the Solutions We Characterize as Subscription Arrangements

We measure our revenue retention rate for the solutions we characterize as subscription arrangements based on the net revenue (which includes revenues from PAR, which are included in our breakdown of net revenues from sales and services as sales of textbooks) from sales and services generated by the partner schools that remained in our base in a specific year compared to the net revenue from sales and services generated by the total partner schools in our base in the previous year. In other words, the retention rate considers the revenue from schools that remained with us from one year to another, excluding the revenue from those schools that did not renew or cancelled their partnership with us. As a result, in 2023, we report below the revenue retention rate based on the partner schools that remained in our customer base from 2022 to 2023. For comparison purposes, we do not consider any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities. We believe this is an important indicator of the favorable relationships we have with our clients, which we believe translates into stable, recurring revenue streams.

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For Year Ended December 31,
	2023	2022	2021
Revenue retention rate(1)	91.4%	90.7%	92.1%

(1)	Calculated by comparing the difference between the net revenue from sales and services generated by our existing partner schools in a specific year and that generated on the previous year. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities.

Reconciliations for Non‑GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA, the Loss for year, to the Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio for the years ended December 31, 2023, 2022 and 2021. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures— Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio”.

Reconciliation of Our Loss for the Year to Adjusted EBITDA

	For the Year Ended December 31,
	2023	2023	2022	2021
	US$ millions(1)	R$ millions
Loss for the year	(17.1)	(83.0)	(54.6)	(118.8)
(+) Income tax and social contribution	(7.6)	(36.7)	(51.1)	(37.1)
(+/-) Net finance result	48.5	234.6	181.8	84.6
(+) Depreciation and amortization	57.2	277.0	268.5	211.2
(+) Layoffs related to internal restructuring (2)	0.2	1.2	3.3	15.7
(+) Share-based compensation plan (3)	4.2	20.2	27.4	26.7
(+) Loan write-off (4)	2.8	13.7	—	—
(+) Ad-hoc contractual price adjustment (5)	4.9	23.6	—	—
Adjusted EBITDA	93.1	450.6	375.3	182.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years ended December 31, 2023, 2022 and 2021.
(4)	Loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize.
(5)	Ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Maker.

Reconciliation of Our Loss for the Year to the Adjusted Net (Loss) Profit

	For the Year Ended December 31,
	2023	2023	2022	2021
	US$ millions(1)	R$ millions
Loss for the year	(17.1)	(83.0)	(54.6)	(118.8)
(+) Layoff related to internal restructuring (2)	0.2	1.2	3.3	15.7
(+) Share-based compensation plan(3)	4.2	20.2	27.4	26.7
(+) Loan write-off (4)	2.8	13.7	-	-
(+) Ad-hoc contractual price adjustment (5)	4.9	23.6
(+) Amortization of intangible assets from acquisitions (6)	32.5	157.4	155.5	122.5
(-) Income tax contingencies reversal (7)	-	-	(29.7)	-
(-) Tax effects (8)	(15.2)	(73.5)	(63.3)	(56.1)
Adjusted Net (Loss) Profit	12.3	59.6	38.6	(9.9)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years.
(4)	Loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize.
(5)	Ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Maker
(6)	Amortization of customer portfolio and trademarks that were added to our intangible assets following business combinations.
(7)	Reversal of tax contingencies incurred prior to the acquisition of Somos-Anglo, impacting corporate tax and finance results.
(8)	Tax impact (34%) generated by the aforementioned adjustments.

Reconciliation of Free Cash Flow to Net Cash Flows (used in) from Operating Activities for the Year

	For the Year Ended December 31,
	2023	2023	2022	2021
	US$ millions(1)	R$ millions
Net cash flows from (applied in) from operating activities	45.2	218.9	172.9	(21.6)
(-) Acquisition of property and equipment	(4.4)	(21.5)	(61.1)	(20.9)
(-) Addition of intangible assets	(21.8)	(105.3)	(88.7)	(55.9)
(-) Lease liabilities paid	(6.3)	(30.5)	(27.0)	(22.0)
Free Cash Flow	12.7	61.6	(3.9)	(120.4)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Year

	For Year Ended December 31,
	2023	2022	2021
	R$ millions
Free Cash Flow	61.6	(3.8)	(120.4)
( / ) Adjusted EBITDA	450.6	375.5	182.3
Adjusted Cash Conversion Ratio	13.7%	(1.0)%	(66.0)%

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

	For the Year Ended December 31,
	2023	2022	2021
Real growth (contraction) in gross domestic product	2.9%	2.9%	4.6%
Inflation (IGP-M)(1)	3.8%	5.5%	17.8%
Inflation (IPCA)(2)	4.6%	5.8%	10.1%
Long-term interest rates—TJLP (average)(3)	7.1%	6.8%	4.8%
CDI interest rate(4)	13.0%	12.4%	4.5%
Period-end exchange rate—reais per US$1.00	R$ 4.841	R$ 5.218	R$ 5.581
Average exchange rate—reais per US$1.00(5)	R$ 4.995	R$ 5.165	R$ 5.396
Appreciation (depreciation) of the real vs. US$ in the period(6)	7.2%	6.5%	7.4%
Unemployment rate(7)	7.4%	7.9%	11.1%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

In the fiscal year ended December 31, 2023, the year-end inflation rate in Brazil was within the established target range for the first time since 2020. The IPCA for the year ended December 31, 2023 was 4.6%, slightly below the targeted level of 4.7%, as set by the Brazilian Central Bank pursuant to the applicable law. Throughout the year, inflation was lower mainly due to a reduced increase in the prices of food and beverages. Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily due to annual adjustments to salaries, which are generally linked to inflation and account for a significant part of our total costs. See “Item 3. Key Information—D. Risk Factors—We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results”.

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

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall, in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. From 2017 to 2019, the real continued to depreciate against the U.S. dollar, and on December 31, 2021, the period-end real/U.S. dollar exchange rate was $5.581, which represented a depreciation of 7.4% during 2021.  On December 31, 2022, the period-end real/U.S. dollar exchange rate was $5.218, which represented an appreciation of 6.5% during 2022. On December 31, 2023, the period-end real/U.S. dollar exchange rate was R$4.841, which represented an appreciation of 7.2% during 2023. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of April 17, 2024, the exchange rate for the selling real/dollar exchange rate was R$5.247 to US$1.00, as reported by the Brazilian Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 17, 2024 may not be indicative of future exchange rates.

Year	Period End	Average(1)	Low	High
2020	5.197	5.158	4.021	5.937
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.445

Month	Period End	Average(2)	Low	High
October 2023	5.057	5.064	4.947	5.191
November 2023	4.935	4.898	4.857	5.019
December 2023	4.841	4.897	4.830	4.957
January 2024	4.953	4.914	4.854	4.971
February 2024	4.983	4.964	4.930	5.005
March 2024	4.996	4.990	4.936	5.072
April 2024 (through April 17, 2024)	5.247	5.097	5.008	5.264

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.

Business Segments

Beginning with the acquisition of Livro Fácil on December 31, 2017, we had reported our results of operations under two segments: (1) our Content & EdTech Platform, which derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services; and (2) our Digital Platform Services, which aims to unify the school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, by using our physical and the Livro Fácil digital e-commerce platform and other digital services.

The presentation of information by operating segment is consistent with the internal reporting provided to the Executive Board, which serves as the Chief operating decision maker, responsible for resource allocation, performance evaluation, and strategic decision-making within the Company.

However, our management identified certain events that directly impacted our reporting structure for operating segments during the fiscal year ended December 31, 2023, which include the following:

  Internal Management Structure: Vasta operates with a decentralized management structure, wherein specific leadership roles for individual segments are not clearly assigned. Operational and strategic decisions are made collectively and comprehensively, without necessarily having distinct leaders for separate segments.
  Internal Reporting: Vasta conducts result monitoring through regular meetings with its executive board. As part of an ongoing effort to enhance reporting practices, Vasta has transitioned to presenting financial results in a consolidated manner in these forums, without detailed disclosure of individual operations or specific segments.
  Nature of Activities: As the challenges of the COVID-19 pandemic were addressed, the Company adapted its business models to embrace ‘hybrid’ approaches, integrating physical and digital interactions. Given the integrated nature of the business, segregating results into distinct segments is no longer feasible.
  Structural Changes in Vasta: Livro Fácil represented a substantial part of the Digital Services segment’s revenue. On October 1, 2023, our board of directors approved the merger of this entity into our subsidiary Somos Sistemas, which had previously integrated the Content & Edtech segment. As a result, costs allocation for Livro Fácil became unsustainable and the remaining businesses under the Digital Services segment represented less than 10% of total revenue, no longer qualifying as reportable segments.

As a result of the foregoing factors, we have consolidated our Content & EdTech Platform and our Digital Platform Services into one single reporting segment. See note 1.2. Significant events during the fiscal year | b. Change in the presentation of Operating Segment to our audited consolidated financial statements.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our statement of profit or loss.

Net Revenue from Sales and Services

Our revenues are mainly generated through the sale of textbooks (“publishing”, when sold on a stand-alone basis, or PAR, when bundled as an educational platform), learning systems and complementary education solutions in printed and digital formats mainly through term contracts with a minimum term of one year (characterized by us as subscription arrangements), as well as tuition from our preparatory course for university admission exams. Although the minimum contract term is one year, it is common to maintain these contracts for several years through long-term partnerships with our partner schools.

We also generate revenue from the sale of products directly to students and parents through our Livro Fácil e-commerce platform, acquired in 2017. Since we obtain control of the goods sold before they are transferred to our customers, the revenue is recognized in the amount of consideration to which we expect to be entitled in exchange for the specified goods transferred. Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for a period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis.

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

Our management identified certain events that directly impacted our reporting structure for operating segments during the fiscal year ended December 31, 2023, which resulted in the consolidation of our Content & EdTech Platform and our Digital Platform Services into one single reporting segment. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Business Segments.”

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

Loss for the Year

We have been operating at a net loss over the last three years, primarily due to higher financial costs, as explained in the “—Results of Operations” section. We used part of the proceeds from our initial public offering to repay a portion of our outstanding indebtedness, which helped us deleverage and consequently result in an improvement in our net margin. Additionally, following the Somos acquisition, we implemented several strategic initiatives to improve our results, which are reflected in the 20% increase in our ACV Bookings for the year 2023. Our strategic initiatives include (1) the new revenue streams through the launch of the Start Anglo franchise in 2023. With 15 contracts already secured and 2 units operational by 2024, we believe the franchise model will help us in the successful execution of our business strategy; (2) our entry into the public-school sector in Brazil. Starting in 2023, Vasta began extending our products and services to the Brazilian public sector (B2G). This means that our extensive portfolio of core content solutions, digital platform, and additional offerings, along with the custom learning solutions developed over decades in the private sector, are now accessible to K-12 public schools; (3) increased participation of premium brands such as Anglo, pH, Fibonacci and Amplia in the ACV mix; (4) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (5) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Results of Operations

Comparison between Our Results of Operations for the Year Ended December 31, 2023 and Our Results of Operations for the Year Ended December 31, 2022

	For the Year Ended December 31,
	2023	2022
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	1,486.2	1,264.3
Net revenue from sales	1,440.2	1,229.9
Net revenue from services	46.0	34.4

Cost of goods sold and services	(570.9)	(473.1)
Gross profit	915.3	791.1

General and administrative expenses(1)	(767.4)	(711.6)
Share of loss of equity-accounted investees	(18.6)	(4.5)
Other operating income/(expenses)	(14.4)	1.0
Profit before finance result and taxes	114.9	76.0

Finance income	70.3	88.6
Finance costs	(304.9)	(270.3)
Finance result	(234.6)	(181.7)

Loss before income tax and social contribution	(119.7)	(105.7)
Income tax and social contribution	36.7	51.1
Loss for the year	(83.0)	(54.6)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net Revenue from Sales and Services

Net revenue from sales and services for the year ended December 31, 2023 amounted to R$1,486.2 million, an increase of R$221.9 million, or 18%, compared to net revenue from sales and services of R$1,264.3 million for the year ended December 31, 2022, primarily due to (i) a 20%, or R$174.8 million, increase in learning system subscription revenue and (ii) a 34% increase in complementary education service’ subscription revenue. The increase is mostly driven by the conversion of 2023 ACV into revenue.

Cost of Goods Sold and Services

Cost of goods sold and services for the year ended December 31, 2023 amounted to R$570.9 million, an increase of R$97.8 million, or 21%, in relation to costs of goods sold and services of R$473.1 million for the year ended December 31, 2022. The increase was mainly due to (i) higher volume of product sold in 2023 compared to 2022, and (ii) higher inventory cost caused by inflation in the price of paper used in our print materials, and higher production costs.

As a percentage of net revenue, our cost of goods sold amounted to 38% for the year ended December 31, 2023, compared to 37% for the year ended December 31, 2022.

Gross Profit

For the reasons described above, gross profit for the year ended December 31, 2023 amounted to R$915.3 million, an increase of R$124.2 million, or 16%, from gross profit of R$791.1 million for the year ended December 31, 2022.

General and Administrative Expenses, Commercial Expenses and Impairment Losses on Trade Receivables

General and administrative expenses, commercial expenses and impairment losses on trade receivables for the year ended December 31, 2023 amounted to R$767.4 million, an increase of R$55.8 million, or 8%, from general and administrative expenses, commercial expenses and impairment losses on trade receivables of R$711.6 million for the year ended December 31, 2022.

The general and administrative expenses were R$465.5 million in the year ended December 31, 2023, a decrease of R$6.1 million, or 1%, compared to the general and administrative expenses of R$471.6 million for the year ended December 31, 2022, mainly driven by workforce optimization and budgetary discipline. The commercial expenses amounted to R$246.1 million in the year ended December 31, 2023, an increase of R$52.1 million, or 27%, compared to the commercial expenses of R$194.0 million for the year ended December 31, 2022. This increase is mainly driven by higher expenses related to business expansion and marketing investments. Impairment losses on trade receivables amounted to R$55.8 million, an increase of R$9.9 million, or 21%, compared to the impairment losses on trade receivables of R$45.9 million for the year ended December 31, 2022 which is in line with the increase in revenue. As a percentage of net revenue, our impairment losses on trade receivables amounted to 4% for the year ended December 31, 2023, compared to 4% for the year ended December 31, 2022.

(Loss) Profit before Finance Result and Taxes

For the reasons described above, loss before finance result and taxes for the year ended December 31, 2023 amounted to R$119.7 million, an increase of R$14.0 million compared to the profit before finance result and taxes of R$105.7 million for the year ended December 31, 2022.

Finance Result

Finance result for the year ended December 31, 2023 amounted to an expense of R$234.6 million, compared to an expense of R$181.8 million recognized as finance result for the year ended December 31, 2022, representing an increase of R$52.8 million, or 29%, in our finance result.

The finance income for the year ended December 31, 2023 amounted to R$70.3 million, a decrease of R$18.3 million, or 21%, compared to the finance income of R$88.6 million for the year ended December 31, 2022. This decrease was primarily attributable to a lower cash and cash equivalents position on average in 2023 in comparison to 2022, combined with one-time gains of R$10.0 million recorded as of December 31, 2022, resulting from the reversal of interest on tax contingencies.

Finance expenses for the year ended December 31, 2023 amounted to R$304.9 million, an increase of R$34.6 million, or 13%, compared to the finance expense of R$270.3 million for the year ended December 31, 2022. This increase was primarily driven by increases in (i) interest rates applicable to bonds and financings, (ii) interest on accounts payable on business combination and (iii) interest on provisions for tax, civil and labor losses, combined with higher finance cost related to reverse factoring.

Loss before Income Tax and Social Contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2023 amounted to R$119.7 million, an increase of R$14.0 million compared to a loss of R$105.7 million for the year ended December 31, 2022.

Income Tax and Social Contribution

Despite higher losses before income tax and social contribution of R$119.7 million in the year ended December 31, 2023, compared to losses before income tax and social contribution of R$105.7 million in the year ended December 31, 2022, the income tax and social contribution for the year ended December 31, 2023 amounted to a benefit in the amount of R$36.7 million, a decrease of R$14.4 million compared to the benefit in the amount of R$51.1 million for the year ended December 31, 2022.

In the fiscal year ended December 31, 2023, the benefit in the income tax and social contributions at the nominal rates increased R$4.7 million from R$35.9 million in 2022 to R$40.7 million in 2023. Permanent additions due to higher non-deductible expenses in 2022 compared to 2023 resulted in an increase of R$10.3 million in the benefit in the income tax and social contribution. These were offset by the reversal of certain tax contingencies IRPJ and CSLL in the total amount of R$23.7 million (which occurred only in 2022) and by the increase of R$4.8 million in share of loss equity-accounted investee (R$6.3 million in the year ended December 31, 2023, compared to R$1.5 million in the year ended December 31, 2022.

Loss for the Year

For the reasons described above, loss for the year ended December 31, 2023 amounted to R$83.0 million, an increase of R$28.4 million compared to the net loss of R$54.6 million for the year ended December 31, 2022.

Comparison between Our Results of Operations for the Year Ended December 31, 2022 and Our Results of Operations for the Year Ended December 31, 2021

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 26, 2023

B.  Liquidity and Capital Resources

Statement of Cash Flows

	For Year Ended December 31,
	2023	2023	2022	2021
	US$ millions(1)		R$ millions
Statement of Cash Flows
Net cash (used in) generated by operating activities	45.2	218.9	174.8	(21.6)
Net cash generated by (used in) investing activities	9.2	44.6	(394.9)	88.5
Net cash used in financing activities	(44.1)	(213.4)	(44.0)	(68.1)
Net (decrease) increase in cash and cash equivalents	10.3	50.1	(264.1)	(1.2)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.841 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2023, our net cash from operating activities amounted to R$218.9 million, an increase of R$44.1 million, compared to net cash from operating activities of R$174.8 million for the year ended December 31, 2022, which was the result of:

  results of operations in the period increased R$62.5 million mainly driven by the 14% increase of net revenue mostly due to the conversion of ACV into revenue and to the new revenue streamline from the B2G.
  our cash used in operating assets and liabilities increased R$6.6 million mainly attributable to a R$86.2 million decrease in trade receivables due efficiencies in collections and a R$80.9 million decrease in suppliers due to a higher concentration of purchases in the last quarter of 2022.
  decreased R$26.4 million due to cash used in the payments of interest on bonds and financing in the total amount of R$118.9 million for the year ended December 31, 2023, compared to cash payment of R$92.5 million for the year ended December 31, 2022. This increase in payment was primarily attributable to a higher interest rate indexed at CDI (certificado de depósito interbancário).
91

In 2022, our net cash flows from operating activities (i) increased R$50.1 million due to a loss before income tax and social contribution of R$105.7 million for the year ended December 31, 2022 compared to a loss before income tax and social contribution of R$155.8 million in the year ended December 31, 2021; (ii) increased R$224.2 million due to adjustments of R$583.9 million in non-cash expenses for the year ended December 31, 2022 compared to adjustments of R$359.7 million for the year ended December 31, 2021 mainly due to a R$57.6 million increase in depreciation and amortization, R$65.3 million increase in interest on bonds and financing and R$57.6 million increase in interest on accounts payable for business combination and R$19.6 million increase in interest on suppliers, all three impacted by higher interest rate indexed at CDI (certificado de depósito interbancário); (iii) increased R$8.4 million mainly due to cash used in operating assets and liabilities of R$190.9 million for the year ended December 31, 2022 compared to cash used to cover changes in operating assets and liabilities of R$182.5 million for the year ended December 31, 2021. Higher cash used is mainly attributable to a R$163.9 million increase in trade receivables due to higher concentration and higher sales in the last quarter of 2022 in comparison to the last quarter of 2021 partially offset by a R$137.4 million increase in suppliers due to higher concentration of purchases in the last quarter of 2022 in comparison to the last quarter of 2021. (iv) increased R$73.6 million due to cash used in the payments of interest on bonds and financing, interest on business combination, interest lease liabilities paid, income tax and social contribution paid, and payment of provision for tax, civil and labor losses in the total amount of R$116.5 million for the year ended December 31, 2022 compared to cash payment of R$42.9 million for the year ended December 31, 2021. This increase was primarily attributable to higher interest rate indexed at CDI (certificado de depósito interbancário).

Investing Activities

For the year ended December 31, 2023, our net cash from investing activities amounted to R$44.7 million, an increase of R$439.6 million compared to net cash used in investing activities of R$394.9 million for the year ended December 31, 2022. This increase was mainly attributable to (i) the net sale of investments in marketable securities in the amount of R$174.7 million, compared to a net purchase of marketable securities of R$162.7 million in 2022, which represented an increase of R$337.4 million, (ii) business combination due to the cash paid for the acquisition of subsidiaries in the amount of R$3.2 million, for the year ended December 31, 2023 compared to cash paid for the acquisition of subsidiaries in the amount of R$80.6 million for the year ended December 31, 2022, which represented an increase of R$77.8 million, and (iii) lower payments on acquisition of property, plants and equipment, and intangible assets, which amounted to R$126.8 million in 2023, compared to payment of R$151.7 million in 2022, representing a decrease of R$24.9 million.

For the year ended December 31, 2022, our net cash applied in investing activities amounted to R$394.9 million, a decrease of R$483.4 million compared to net cash from investing activities of R$88.5 million for the year ended December 31, 2021. This decrease was mainly attributable to the net purchase of investments in marketable securities in the amount of R$162.6 million, compared to a net sale of marketable securities of R$351.5 million in 2021, which represented a decrease of R$514.1 million. This was partially offset by an increase owing to business combination due to the cash paid for the acquisition of subsidiaries in the amount of R$81.0 million, for the year ended December 31, 2022 compared to cash paid for the acquisition of subsidiaries in the amount of R$186.2 million for the year ended December 31, 2021, which represented a decrease of R$105.2 million. Moreover, the increase in cash used in investing activities was also attributable to higher payments on acquisition of property, plants and equipment, and intangible assets, which amounted to R$151.7 million in 2022, compared to payment of R$76.8 million in 2021, representing an increase of R$74.9 million.

Financing Activities

For the year ended December 31, 2023, our net cash used in financing activities amounted to R$213.4 million, an increase of R$169.4 million, compared to net cash used in financing activities of R$44.0 million for the year ended December 31, 2022, mainly driven by (i) installment payments relating to business combinations, which amounted to R$92.2 million in the year ended December 31, 2023, compared to R$11.4 million in the year ended December 31, 2022, which represented an increase of R$80.8 million in the cash applied, (ii) our Second Repurchase Program, pursuant to which R$39.9 million of our shares were purchased in the open market and held in treasury, which event did not happen in 2022, and (iii) an increase of R$50.8 million in payment of loan with related parties for the year ended December 31, 2023, compared to net cash payments (net of issuance of securities with related parties) of R$4.8 million for the period ended December 31, 2022, which represents an increase of R$46.0 million.

For the year ended December 31, 2022, our net cash applied in financing activities amounted to R$44.0 million, a decrease of R$24.1 million, compared to net cash applied in financing activities of R$68.1 million for the year ended December 31, 2021 mainly driven by the acquisition of treasury shares in the amount of R$23.9 million that occurred in the year ended December 31, 2021 that did not recur in 2022. Additionally, installment payments relating to business combinations amounted to R$11.4 million in the year ended December 31, 2022, compared to R$19.1 million in the year ended December 31, 2021, which was partially offset by the payment of lease liabilities in the aggregate amount of R$27.0 million in the year ended December 31, 2022, compared to R$21.9 million in the year ended December 31, 2021.

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and marketable securities, (2) cash provided by our operations, (3) financing, and (4) issuance of bonds. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties, business combination accounts payable and suppliers (including reverse factoring). During the year ended December 31, 2023, our level of indebtedness with related parties remained stable pursuant to certain loans as described below under “—Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Loan Agreements”.

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

As of December 31, 2023, we had working capital (total current assets less total current liabilities) of R$9.5 million (compared to working capital of R$648.9 million and R$521.9 million as of December 31, 2021 and 2020, respectively).

Indebtedness

As of December 31, 2023, our total outstanding indebtedness was R$791.8 million, of which R$527.9 million were private bonds and R$263.9 million were bonds with third parties.

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

On September 28, 2022, the Company issued simple debentures not convertible into shares of its 9th series, in the aggregate amount of R$250 million, accruing interest at the CDI rate plus 2.40% per annum. The proceeds from the debentures have been used to strengthen the Company’s capital structure and lengthen the maturity profile of its debt, whose average term has become 37 months following the issuance.

The following table summarizes the principal terms of these debentures:

Subscriber	Issuance/ Series	Issuance Date	Maturity	Applicable Index	Interest Spread on Top of Applicable Index	Outstanding Balance as of December 31, 2023 (1)
						R$ in millions
Related party	9th/ Series 2	September 28, 2022	September 28, 2025	CDI	2.40% p.a.	263.9
Third party	1st/ Single	August 06, 2021	August 05, 2024	CDI	2.30% p.a.	527.9
					Total	791.8

(1)	Outstanding amounts include interest payable.

The bond with related party subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the acceleration of the other debentures originally issued by Saber; (2) the grant by us of any liens on our assets or capital stock; (3) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. We complied with all debt commitments in the period applicable on December 31, 2023 and 2022.

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

On December 31, 2023, our net debt to Adjusted EBITDA ratio reached the result of 2.43%, within the conditions established in the aforementioned financial contractual clauses. On December 31, 2022, our net debt to Adjusted EBITDA ratio reached the result of 2.74%, within the conditions established in the financial contractual clauses.

Additionally, as of December 31, 2023, we had lease liabilities in the amount of R$96.7 million.

Capital Expenditures

The capital expenditures refers to investments made to improve our fixed assets, such as buildings, equipment, software and land. In the year ended December 31, 2023, our capital expenditures totaled R$126.8 million substantially composed of software, IT equipment and digital complementary education, compared to R$151.7 million for the year ended December 31, 2022, which was composed also of software, IT equipment and digital complementary education.

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

C.  Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property”.

D.  Trend Information

The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for our industry and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements”, and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors”.

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

  general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment (including any impact resulting from the ongoing conflicts between Russia and Ukraine, and Israel and Hamas) and the macroeconomic conditions in Brazil, and the policies of the Brazilian government;
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
  negative impact of health crises, epidemics or pandemics;
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

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	48	Chairman
Mário Ghio Junior	55	Director
Roberto Valério Neto	48	Director
Frederico da Villa Cunha	51	Director
Andrés Cardó Soria	63	Independent Director*
Ann Marie Williams	57	Independent Director*
Estela Maris Vieira de Souza	60	Independent Director*

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

Mário Ghio Junior is a member of our board of directors. Mr. Ghio Junior served as our Chief Executive Officer and Investment Relations Officer until April 30, 2023. He is a Board member of several companies and non-governmental organizations, or NGOs dedicated to improving education in the public sector. He was Chief Executive Officer of Abril Educação (currently Somos Educação), has served as Director of Educational Support at Estácio, Director of educational platforms of the Santillana Group, General Director of the COC System, General Director of CPV Vestibulares and Chemistry Teacher of Anglo Vestibulares. He holds bachelor’s degrees in Chemical Engineering from Poli-USP and in Business Administration from Universidade Anhembi-Morumbi/SP, as well as an Executive MBA from INSPER.

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

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Guilherme Alves Mélega, our CEO, with extensive experience in the education industry. Members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Guilherme Alves Mélega	49	Chief Executive Officer, Investment Relations Officer and Chief Operating Officer
Cesar Augusto Silva	48	Chief Financial Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Guilherme Alves Mélega is our Chief Executive Officer, Investment Relations Officer and Chief Operating Officer. With a degree in economics from the Fundação Armando Alves Penteado in São Paulo, Mr. Mélega also holds a master’s degree in Business Administration from the Simon Graduate School of Business, University of Rochester, in New York. He previously served as Investor Relations Officer and Financial and Administrative Vice President in Somos Educação, Financial Director, Corporate Controller and Investor Relations Officer in Braskem, Senior Manager of Financial Planning and Budgeting in Whirlpool, Treasury Coordinator in Rhodia and financial analyst in Ambev.

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

Directors’ and Officers’ Insurance

As of December 31, 2023, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

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

For the year ended December 31, 2023, 2022 and 2021, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$19.3 million, R$20.4 million and R$16.0 million, respectively, which includes both benefits paid in kind and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2024 will be R$21.2 million.

Share Incentive Plan

On July 23, 2020 we approved our new stock option share plan, or the “RSU plan”. The purpose of the RSU plan is to enhance the engagement of eligible persons in the creation of value and profitability of the Company by providing such eligible persons with an opportunity to obtain restricted share units and thus provide an improved incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company.

On August 04, 2023, we approved our new performance-based restricted share plan, or the “PSU plan”. The purpose of the PSU plan is to incentivize eligible persons in performance of certain strategic targets for us by providing such eligible persons with an opportunity to obtain restricted share units based on their performance against pre-established targets defined in the PSU plan, and thus provide an enhanced incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company.

See below the RSU plan and PSU plan by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2021	Share Units Canceled	Share Units Granted	Share Units Vested	December 31, 2022	Share Units Canceled	Share Units Granted	Share Units Vested	December 31, 2023
Long term investment – Vasta to Vasta and Cogna(a)	1,080,672	(178,115)	265,766	(367,527)	800,796	(40,560)	173,798	(330,233)	603,801
Performance Shares Unit(b)	—	—	—	—	—	—	991,052	—	991,052
Total	1,080,672	(178,115)	265,766	(367,527)	800,796	(40,560)	1,164,850	(330,233)	1,594,853

(a)	LTCP – We compensate part of our employees and management. This plan will grant up to 3% of the Company’s class A share units. We will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.
(b)	Performance Shares Units (“PSU”) – On August 04, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares.

During 2023, the Company granted shares in connection with its LTCPs, as follows:

  October 2023 Plan – granted on October 1, 2023, totaling 687,741 shares at R$20.78 per share (or US$4.10 per unit translated at the grant date exchange of R$5.07 per US$) weighted by percentage of expected volatility of 24% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$354.4 thousand, and the corresponding labor charges in the amount of R$172.1 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  October 2023 Plan – granted on October 2, 2023, totaling 6,000 shares at R$20.78 per share (or US$4.10 per unit translated at the grant date exchange of R$5.07 per US$) weighted by percentage of expected volatility of 24% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$11.3 thousand and the corresponding labor charges in the amount of R$4.4 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  October 2023 Plan – granted on October 2, 2023, totaling 8,800 shares at R$20.78 per share (or US$4.10 per unit translated at the grant date exchange of R$5.07 per US$) weighted by percentage of expected volatility of 24% and 25 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$63.4 thousand, and the corresponding labor charges in the amount of negative R$24.7 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
101

  October 2023 Plan – granted on October 2, 2023, totaling 1,200 shares at R$20.78 per share (or US$4.10 per unit translated at the grant date exchange of R$5.07 per US$) weighted by percentage of expected volatility of 24% and 19 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$6.2 thousand, and the corresponding labor charges in the amount of negative R$0.2 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  August 2023 Plan – granted on August 1, 2023, totaling 231,308 shares at R$16.76 per share (or US$3.51 per unit translated at the grant date exchange of R$4.77 per US$) weighted by percentage of expected volatility of 24% and 21 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$1,081.4 thousand, and the corresponding labor charges in the amount of R$515,544.42 (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  June 2023 Plan – granted on June 12, 2023, totaling 8,000 shares at R$16.01 per share (or US$3.28 per unit translated at the grant date exchange of R$4.88 per US$) weighted by percentage of expected volatility of 24% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$14.6 thousand, and the corresponding labor charges in the amount of R$6,261.75 (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  May 2023 Plan – granted on May 12, 2023, totaling 101,798 shares at R$18.95 per share (or US$3.85 per unit translated at the grant date exchange of R$4.92 per US$). The amount of compensation based on share units that affected the Share-based compensation plan is R$1,929.4 thousand, and the corresponding labor charges in the amount of R$853.3 thousand impacted labor liability and consolidated statement of profit and loss.
  April 2023 Plan – granted on April 24, 2023, totaling 8,000 shares at R$20.19 per share (or US$3.99 per unit translated at the grant date exchange of R$5.06 per US$) weighted by percentage of expected volatility of 24% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$39.2 thousand, and the corresponding labor charges in the amount of R$3.3 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  February 2023 Plan – granted on February 01, 2023, totaling 40,000 shares at R$21.30 per share (or US$4.20 per unit translated at the grant date exchange of R$5.07 per US$) weighted by percentage of expected volatility of 24% and 60 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$284.3 thousand, and the corresponding labor charges in the amount of R$44.2 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.
  January 2023 Plan – granted on January 1, 2023, totaling 72,003 shares at R$20.82 per share (or US$3.99 per unit translated at the grant date exchange of R$5.22 per US$) weighted by percentage of expected volatility of 24% and 36 months as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$545.8 thousand, and the corresponding labor charges in the amount of R$324.5 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did not Disclose Demographic Background	0

D.  Employees

As of December 31, 2023, we had 2,012 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	348	17%
Content Production	330	16%
Educational Technology	274	14%
Operations	218	11%
Pedagogical	418	21%
Administrative Support	424	21%
Total	2,012	100%

Our employees are represented by several unions: Book Editors’ Union of São Paulo (Sindicato dos Empregados em Editoras de Livros de São Paulo); Public Cultural Book Editors’ Union of the Municipality of Rio de Janeiro (Sindicato dos Empregados de Editoras de Livros Públicos Culturais do Município do Rio de Janeiro); Business Union of João Pessoa (Sindicato do Comércio de João Pessoa); The Federation of Workers in Enterprises for the Diffusion of Arts and Culture of the State of Paraná (FTEDCA PR – Federação dos Trabalhadores em Empresas de Difusão Cultural e Artística no Estado do Paraná); Union for Retail and Small-Store Sales of Fortaleza (Sindicato do Comércio Varejista e Lojista de Fortaleza); Union of Workers in Public and Private Enterprises for Information Technology, the Internet, and Similar Businesses for the State of Rio de Janeiro (SINDPDRJ – Sindicato dos Trabalhadores em Empresas e Serviços Públicos e Privados, de Informática e Internet, e similares do Estado do Rio de Janeiro); Union for School Administrative Assistants for São Paulo (Sindicato dos Auxiliaries de administração escolar de São Paulo); Union for Workers in Data Processing and Similar Technologies for the State of Minas Gerais (SINDPD – Sindicato dos trabalhadores em Processamento de Dados e Tecnologia e Similares do Estado de Minas Gerais); and The Teachers Union of São Paulo (Sindicato dos Professores de São Paulo).

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

F.  Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.  Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2023.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2023 on the basis of 16,566,142 Class A common shares and 64,436,093 Class B common shares. In addition to the shares detailed below, we had a total of 16,566,142 Class A common shares outstanding that are publicly traded as of December 31, 2023.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

	Shares Beneficially Owned				% of Total Voting Power
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Cogna	—	—	64,436,093	100.0%	97.5%
Compass Group	3,944,164	23.8%	—	—	0.6%
Kayne Anderson Rudnick Investment Management	3,450,779	20.8%	—	—	0.5%
Newfoundland Capital Management	2,116,887	12.8%	—	—	0.3%
Fidelity Management & Research	1,725,714	10.4%	—	—	0.3%
Other Shareholders	4,486,186	27.1%	—	—	0.7%
Executive Officers and Directors
Rodrigo Calvo Galindo	*	*	—	—	*
Mário Ghio Junior	*	*	—	—	*
Guilherme Alves Mélega	*	*	—	—	*
Cesar Augusto Silva	*	*	—	—	*
Guilherme Alves Mélega	*	*	—	—	*
Andrés Cardó Soria	—	—	—	—	—
Roberto Valério Neto	—	—	—	—	—
Ann Marie Williams	—	—	—	—	—
Estela Maris Vieira de Souza	—	—	—	—	—
Frederico da Villa Cunha	—	—	—	—	—
All directors and executive officers as a group (21 persons)*	842,412	5.0%	—	—	*
Total	16,566,142	100.0%	64,436,093	100.0%	100.0%

*    Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

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

B.  Related Party Transactions

Private Debentures

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, in connection with our corporate reorganization, we incurred additional debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna, pursuant to which we agreed until the maturity of such private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (2) we will not obtain any new loans unless the proceeds of any such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. This Indebtedness has been repaid in full.

On August 15, 2022, the Company partially settled bonds to related parties amounting to R$254,885 of principal amount, issued under the 5th series (R$50,885) and 6th series (R$204,000).

On September 28, 2022, the Company issued R$250 million in simple, non-convertible debentures of its 9th series, bearing interest at 100% of the CDI, plus 2.40%, per annum. The debentures aim to support the Company’s capital structure and extend our debt-maturity profile, whose average term is currently at 37 months.

On August 14, 2023, the Company settled the bonds to related parties amounting to R$50,885 of principal amount, issued under the 6th series.

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

Indemnification Agreements

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, or the Cogna-Somos Indemnity Agreement, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$153.7 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may not be sufficiently protected by our parent company, Cogna, against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future”.

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

Shared Warehouses and Logistics Activities Agreement

We share certain costs related to the use of warehouses and other logistics activities with Cogna and certain other related party entities. In general, all our and Cogna and certain other related party entities’ printed teaching materials are stored in rented warehouse facilities operated by us and delivered by third-party carriers. The rent and operation expenses related to the use of such warehouses are apportioned to each business based on the square meters occupied by each of the products of the respective companies that use these warehouses. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, Cogna, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to Cogna might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with Cogna, and the reimbursement to us by Cogna for such shared expenses may not be sufficient to meet our actual costs”.

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

Bank Credit Note (Cédula de Crédito Bancário)

On November 21, 2018, MindMakers, which became our subsidiary in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1.7 million with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our former chief executive officer, and another member of our board of directors.

Loan Agreements

As of December 31, 2023, there were no loan agreements with Cogna Educação S.A. or its subsidiaries.

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

Legal Proceedings

In the normal course of our business, from time to time we are involved in litigation. Depending on the nature and magnitude of the lawsuit filed against us, the process may be protracted, leading to the expenditure of time and operational resources until it is resolved. In connection with certain of our acquisitions, the sellers of certain acquired businesses have agreed to indemnify us with respect to certain contingencies that may arise in connection with such acquisitions. However, there can be no assurance that such indemnities will be sufficient to cover all losses associated with such contingencies. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition”.

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

As of December 31, 2023, we had a provision for risks of tax, labor and civil losses of R$697.9 million, for which either the loss was considered probable through accounting estimate or recognized through previous business combination and recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$440.4 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2023 is R$203.9 million. However, we cannot assure that our position will prevail.

Civil Matters

As of December 31, 2023, we were party to certain judicial and administrative proceedings of a civil nature for which we recorded a provision of R$0.1 million. The civil claims to which we are a party generally relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Labor Related Matters

As of December 31, 2023, we were party to certain labor-related judicial and administrative proceedings for which we recorded a provision of R$21.6 million. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, severance pay, equal pay, and indemnities based on Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to restrict additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of December 31, 2023, we were involved in certain judicial and administrative tax and social security proceedings for which we recorded a provision of R$676.2 million. As of December 31, 2023, we had judicial deposits in an aggregate amount of R$1.9 million. There can be no assurance that these proceedings would not have a significant effect on our financial position or profitability if all decided adversely to the company.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details

On July 31, 2020, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since July 31, 2020 under the symbol “VSTA”.

B.Plan of Distribution

Not applicable.

C.Markets

For a description of our publicly traded common shares, see “—A. Offer and listing details”.

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

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share‑for‑share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Cogna, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti‑Takeover Provisions in our Articles of Association—Two Classes of Common Shares”.

As of December 31, 2023, Vasta’s total authorized share capital was US$50,000, divided into 1,000,000,000 shares with par value of US$0.00005 each, of which:

  500,000,000 shares are designated as Class A common shares; and
  250,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

As of December 31, 2023, Vasta had 2,647,652 shares in treasury.

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

Equal Status

Except as expressly provided in Vasta’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vasta is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Vasta is a party, or (2) any tender or exchange offer by Vasta to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

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

Share Repurchases

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

On August 13, 2021, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “First Repurchase Program”). Under the First Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the First Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase.

On September 14, 2023, we announced a second share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. As of December 31, 2023 we have purchased in the open market R$39.9 million or 1,888,376 Class A common shares, which are currently held in treasury. We concluded the Second Repurchase Program on February 29, 2024, and paid cash for an aggregate of 2,965,791 Class A common shares in the total amount of R$62.5 million (US$12.5 million).

On December 31, 2023, we had a balance of R$59.5 million or 2,647,652 Class A common shares held in treasury.

In connection with the Repurchase Programs, our Board of Directors also authorized management to appoint Morgan Stanley & Co LLC as our agent to purchase securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18, promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program.

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
121

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

We believe we were not a PFIC for our 2023 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

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

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for decrease of 15% and 30% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of December 31, 2023. Such improvement scenarios consider the reasonable expectation of rate changes, based on market projections.

	Index - % per year	Balance as of December 31, 2023	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages)
Financial Investments	104% of CDI	92,455	12,109	10,292	8,476
Marketable Securities	102% CDI	245,942	32,211	27,379	22,548
Accounts Payable for Business Combination	100% of CDI	(614,120)	(80,431)	(68,366)	(56,301)
Lease Liabilities	100% of IPCA	(96,657)	(4,467)	(3,797)	(3,127)
Bonds and Financing	CDI + 2.30%	(791,763)	(103,696)	(88,142)	(72,587)
Net Exposure		(1,164,143)	(144,274)	(122,633)	(100,992)

Foreign Exchange Risk

Our results of operations are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

ITEM 15. CONTROLS AND PROCEDURES
A.  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2023, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors”, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2023 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2023, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022.

	2023	2022
	(in R$ million)	(in R$ million)
Audit (1)	2.3	2.0
Total	2.3	2.0

(1)   Audit:
Activities carried out in 2023: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2023; Interim reviews of Vasta’s financial statements in 2023.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 13, 2021, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “First Repurchase Program”). Under the First Repurchase Program, we were entitled to repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. We concluded the First Repurchase Program on December 10, 2021, using our existing funds to finance the repurchase.

On September 14, 2023, we announced a second share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. As of December 31, 2023, we have purchased in the open market R$39.9 million or 1,888,376 Class A common shares, which are currently held in treasury. We concluded the Second Repurchase Program on February 29, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares in the total amount of R$62.5 million (US$12.5 million).

On December 31, 2023, we had a balance of R$59.5 million or 2,647,652 Class A common shares held in treasury.

The table below sets forth the amounts and average prices of the securities repurchased pursuant to the Repurchase Programs:

First Repurchase Program

2021/2022	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares That May Yet Be Purchased Under the Plans or Programs
August 2021	137,060	5.78	137,060	862,940
September 2021	272,930	5.15	272,930	590,010
October 2021	258,175	4.2	258,175	331,835
November 2021	281,722	2.89	281,722	50,113
December 2021	50,113	2.58	50,113	—
Total	1,000,000	n/a	1,000,000	—

(1)    The column includes all the shares repurchased as a part of the First Repurchase Program announced on August 13, 2021, as further described above.

Second Repurchase Program

2023/2024	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 2023	283,673	4.07	283,673	n/a
October 2023	655,161	4.18	655,161	n/a
November 2023	926,396	4.21	926,396	n/a
December 2023	23,146	4.15	23,146	n/a
January 2024	657,510	4.25	657,510	n/a
February 2024	419,905	4.06	419,905	n/a
Total	2,965,791	4.18	2,965,791	n/a

(1)     The column includes all the shares repurchased as a part of the Second Repurchase Program announced on September 14, 2023, as further described above.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each non-compliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

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
132

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. As a leading education company in the Latin American market, we face a series of challenges and are charged with various responsibilities regarding the security of the information we process, including sensitive data of our students, employees, and other stakeholders. Our cybersecurity risk management program is designed to align with industry best-practices and provide a framework for dealing with cybersecurity threats and incidents, including those associated with the use of relevant applications developed or services provided by our third-party providers. In addition to incident containment, our cybersecurity team conducts penetration testing to assess vulnerabilities in our internally-developed systems.

These processes have been integrated into our overall enterprise risk management program through our information security department. This department reports to the Vice-Presidency of Technology for Cogna, our parent company, which directly oversees strategies and initiatives related to information security across the Cogna group. Cogna’s information security department is composed of certified and accredited cybersecurity professionals, divided into necessary competencies for day-to-day operations, such as identity and access management, cybersecurity and awareness and training, among others. The department is divided into 3 subdivisions that deal with identity and access management, cybersecurity incident management, and information security governance and risks. Based on the recognized standards of the National Institute of Standards and Technology, or “NIST,” and other market-standard cybersecurity risk frameworks, we endeavor to address key components of cybersecurity risk management, including incident response, access controls, risk management, security architecture, awareness campaigns and training.

The cybersecurity management process facilitates coordination among different departments of our company and includes steps to assess the severity of a cybersecurity threat, identify its source, including if it originated from a third-party service provider, implement countermeasures and mitigation strategies, and promptly inform our information technology management and our board of directors about material cybersecurity threats and incidents. In addition, we maintain a Third-Party Risk Management policy that sets forth processes to analyze the acquisition and renewal flow of third-party contracts, conducted by a dedicated team working in conjunction with the Supply, Privacy, and IT Architecture departments of Cogna.

We do engage assessors, consultants, auditors, and other third parties in connection with our risk management processes. In addition, our information security department oversees and identifies such risks from cybersecurity threats associated with our third-party service providers.

Between 2021 and 2023, we did not identify cybersecurity threats that materially affected or were reasonably likely to materially affect our business strategy, operating results, or financial condition. However, despite our efforts, we cannot eliminate all cybersecurity threat risks, nor can we guarantee that we have not experienced undetected cybersecurity incidents.

Governance

Our board of directors is responsible for overseeing our general risk management environment and initiatives, including those relating to cybersecurity. Our board delegates cybersecurity risk management functions to the audit committee, which in turn establishes the processes through which the information security department identifies, assesses and implements programs to manage and mitigate cybersecurity risks. The audit committee reports our general enterprise risks and cybersecurity-specific risks to the board of directors on a quarterly basis.

In addition, we rely on the information security policies of Cogna, our parent company, which establishes guidelines and rules defining standards the appropriate handling of information by employees of all companies within the Cogna group. The information security policies are intended to promote confidentiality, integrity and availability of information, in accordance with market best-practices and legal and regulatory requirements in order to manage and mitigate business risks.

The Vice-Presidency of Technology for Cogna is responsible for (i) continuously identifying, classifying and evaluating cybersecurity risks, (ii) establishing processes to ensure such potential risk exposures are monitored, (iii) implementing appropriate mitigation measures at a systemic level, and (iv) maintaining the cybersecurity programs of the entire group. If a potential cybersecurity risk within our business is identified, the information security departments of both Cogna and Vasta convene to carry out the processes for detecting, mitigating and remediating cybersecurity incidents.

Our security area undergoes recurrent internal and external audits and uses market-standard cybersecurity frameworks to assess the effectiveness of our cybersecurity processes and related internal controls. Annually, the information security process is evaluated by external consulting to review and address market needs. All improvement opportunities identified in an assessment analysis are included in a correction roadmap, as in a Plan-Do-Check-Act cycle. Additionally, the Cogna information security department has a Security Culture Plan that comprises awareness campaigns and training for all Cogna Group employees, including corporate training, phishing tests, workshops, awareness campaigns, and sending regular updates.

For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We depend significantly on IT systems and are subject to risks related to technological change. Any failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and executing timely release of new products and enhancements, could negatively impact our revenue and reputation.” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information” in this annual report.

PART III
ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-63 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1**

Memorandum and Articles of Association of Vasta (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 23, 2020).

2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*

Vasta Platform Limited Restricted Share Unit Plan (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-240254) filed with the SEC on July 31, 2020).

8.1*	List of subsidiaries.
10.1**	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 6, 2020).
11.1**

English translation of Code of Conduct of Vasta Platform Limited (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File no. 333-239686), filed with the SEC on July 6, 2020).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1*	Consent of KPMG Auditores Independentes.
97.1*	Vasta Platform Limited Compensation Recoupment Policy, as adopted on November 17, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*              Filed herewith.

**            Previously filed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 19, 2024

Vasta Platform Limited
By:	/s/ Guilherme Alves Mélega
Name: Guilherme Alves Mélega
Title: Chief Executive Officer

By:	/s/ Cesar Augusto Silva
Name: Cesar Augusto Silva
Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

VASTA Platform Limited

Consolidated Financial Statements as of December 31, 2023, 2022 and 2021 and for the three years then ended

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vasta Platform Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Vasta Platform Limited. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We have served as the Company’s auditor since 2016

/s/KPMG Auditores Independentes Ltda

São Paulo - Brazil

April 19, 2024

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

In thousands of R$, unless otherwise stated

Assets	Note	December 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	8	95,864	45,765
Marketable securities	9	245,942	380,514
Trade receivables	10	697,512	649,135
Inventories	11	300,509	266,450
Prepayments		71,870	56,645
Taxes recoverable		19,041	19,120
Income tax and social contribution recoverable		16,841	17,746
Other receivables		2,085	972
Related parties – other receivables	21	7,157	1,759
Total current assets		1,456,821	1,438,106

Non-current assets
Judicial deposits and escrow accounts	22.c	207,188	194,859
Deferred income tax and social contribution	23	205,453	170,851
Equity accounted investees	12	64,484	83,139
Other investments and interests in entities		9,879	8,272
Property, plant and equipment	13	151,492	197,688
Intangible assets and goodwill	14	5,307,563	5,427,676
Total non-current assets		5,946,059	6,082,485

Total Assets		7,402,880	7,520,591

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

In thousands of R$, unless otherwise stated

Liabilities	Note	December 31, 2023	December 31, 2022
Current liabilities
Bonds and financing	15	541,763	93,779
Suppliers	16	221,291	250,647
Reverse factoring	16	263,948	155,469
Lease liabilities	17	17,078	23,151
Income tax and social contribution payable		-	5,564
Taxes payable		7,821	-
Salaries and social contributions	20	104,406	100,057
Contractual obligations and deferred income	18	32,815	57,852
Accounts payable for business combination and acquisition of associates	19	216,728	73,007
Other liabilities		26,382	29,630
Other liabilities - related parties	21	15,060	54
Total current liabilities		1,447,292	789,210

Non-current liabilities
Bonds and financing	15	250,000	749,217
Lease liabilities	17	79,579	117,412
Accounts payable for business combination and acquisition of associates	19	397,392	552,270
Provision for tax, civil and labor losses	22.a	697,990	651,252
Other liabilities		9,836	31,551
Total non-current liabilities		1,434,797	2,101,702

Total current and non-current liabilities		2,882,089	2,890,912

Shareholder's Equity
Share capital	24.1	4,820,815	4,820,815
Capital reserve	24.2	89,627	80,531
Treasury shares	24.4	(59,525)	(23,880)
Accumulated losses		(331,559)	(247,787)
		4,519,358	4,629,679

Interest of non-controlling shareholders		1,433	-

Total Shareholder's Equity		4,520,791	4,629,679

Total Liabilities and Shareholder's Equity		7,402,880	7,520,591

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Consolidated Statements of Profit or Loss and Other Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021

In thousands of R$, except for Loss per share

	Note	December 31, 2023	December 31, 2022	December 31, 2021
Net revenue from sales and services	25	1,486,273	1,264,280	947,419
Sales		1,440,259	1,229,827	914,266
Services		46,014	34,453	33,153

Cost of goods sold and services	26	(570,907)	(473,135)	(396,829)

Gross profit		915,366	791,145	550,590

Operating income (expenses)		(781,775)	(710,553)	(621,890)
General and administrative expenses	26	(465,523)	(471,626)	(430,279)
Commercial expenses	26	(246,096)	(194,043)	(164,439)
Impairment losses on trade receivables	26	(55,771)	(45,904)	(32,726)
Other operating income	26	13,699	1,828	5,615
Other operating expenses	26	(28,084)	(808)	(61)

Share of loss equity-accounted investees	12	(18,655)	(4,512)	-

Profit (loss) before finance result and taxes		114,936	76,080	(71,300)

Finance result		(234,641)	(181,767)	(84,543)
Finance income	27	70,287	88,557	35,640
Finance costs	27	(304,928)	(270,324)	(120,183)

Loss before income tax and social contribution		(119,705)	(105,687)	(155,843)

Income tax and social contribution
Current	23.a	331	10,668	(11,297)
Deferred	23.a	36,396	40,446	48,386
		36,727	51,114	37,089

Loss for the year		(82,978)	(54,573)	(118,754)

Other comprehensive income for the year		-	-	-

Total comprehensive loss for the year		(82,978)	(54,573)	(118,754)

Allocated to:
Controlling shareholders		(83,772)	(54,573)	(118,754)
Non-controlling shareholders		794	-	-

Loss per share
Basic	24.2	(1.02)	(0.66)	(1.44)
Diluted	24.2	(1.02)	(0.66)	(1.44)

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021

In thousands of R$, unless otherwise stated.

	Share Capital		Capital Reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity	Non-controlling shareholders	Total Shareholders' Equity
Balance as of December 31, 2020	4,961,988	(141,173)	38,962	-	-	(74,460)	4,785,317	-	4,785,317
Loss for the year	-	-	-	-	-	(118,754)	(118,754)	-	(118,754)
Share based compensation granted and issued	-	-	22,526	-	-	-	22,526	-	22,526
Share based compensation vested	-	-	(31,043)	31,043	-	-	-	-	-
Acquisition of shares	-	-	-	-	(23,880)	-	(23,880)	-	(23,880)
Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209	-	4,665,209
Loss for the year	-	-	-	-	-	(54,573)	(54,573)	-	(54,573)
Share based compensation granted and issued	-	-	19,043	-	-	-	19,043	-	19,043
Share based compensation vested	-	-	(3,243)	3,243	-	-	-	-	-
Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the year	-	-	-	-	-	(83,772)	(83,772)	794	(82,978)
Share based compensation granted and issued	-	-	13,382	-	-	-	13,382	-	13,382
Share based compensation vested	-	-	(4,286)	-	4,286	-	-	-	-
Purchase of treasury shares (note 24.4)	-	-	-	-	(39,931)	-	(39,931)	-	(39,931)
Non-controlling shareholders	-	-	-	-	-	-	-	639	639
Balance as of December 31, 2023	4,961,988	(141,173)	55,341	34,286	(59,525)	(331,559)	4,519,358	1,433	4,520,791

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

In thousands of R$ unless otherwise stated

		For the year ended December 31,
	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(119,705)	(105,687)	(155,843)
Adjustments for:
Depreciation and amortization	13 and 14	287,779	268,714	211,156
Share of loss profit of equity-accounted investees	12	18,655	4,512	-
Impairment losses on trade receivables	26	55,771	45,904	32,726
Reversal for tax, civil and labor risks, net	26	(9,611)	(15,099)	(1,986)
Provision on accounts payable for business combination	19 and 26	23,562	-	-
Interest on provision for tax, civil and labor losses	27	58,265	42,063	34,300
Interest on bonds and financing	15	117,495	108,896	43,549
Contractual obligations and right to returned goods		(15,097)	11,312	(1,159)
Interest on accounts payable for business combination and acquisition of associates	27	65,207	65,725	8,158
Interest on suppliers	27	38,228	19,810	157
Share-based payment expense		13,382	19,043	22,526
Interest on lease liabilities	17	12,717	13,143	14,984
Interest on marketable securities	27	(40,155)	(54,954)	(26,719)
Other finance costs, net		-	3,441	-
Cancellations of right-of-use contracts		(6,037)	616	(195)
Residual value of disposals of property and equipment and intangible assets	13 and 14	3,487	13,960	124
		503,943	441,399	181,778
Changes in
Trade receivables		(103,162)	(189,329)	(25,408)
Inventories		(33,710)	(24,087)	8,079
Prepayments		(15,163)	(16,576)	(12,511)
Taxes recoverable		1,416	(16,566)	(4,914)
Judicial deposits and escrow accounts		(12,729)	(16,035)	(6,076)
Other receivables		(1,076)	1,133	(1,789)
Related parties – other receivables		(5,398)	(1,258)	-
Suppliers		40,604	121,519	(16,124)
Salaries and social charges		3,872	37,166	(9,890)
Tax payable		3,674	(4,039)	5,711
Contractual obligations and deferred income		(12,706)	375	(2,659)
Other liabilities		(23,980)	(3,084)	(671)
Other liabilities - related parties		15,006	(39,218)	(94,155)
Cash generated from operating activities		360,591	291,400	21,371
Payment of interest on leases	17	(11,637)	(14,941)	(14,692)
Payment of interest on bonds and financing	15	(118,901)	(92,500)	(24,922)
Payment of interest on business combinations	19	(8,096)	(603)	(1,571)
Income tax and social contribution paid		(1,616)	(7,153)	(1,167)
Payment of provision for tax, civil and labor losses	22	(1,489)	(1,363)	(627)
Net cash from (used in) operating activities		218,852	174,840	(21,608)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	13	(21,537)	(61,143)	(20,910)
Additions of intangible assets	14	(105,292)	(90,588)	(55,878)
Acquisition of subsidiaries net of cash acquired		(3,212)	(80,559)	(186,218)
Proceeds from investment in marketable securities		1,228,882	1,637,898	2,641,308
Purchase of investment in marketable securities		(1,054,155)	(1,800,550)	(2,289,836)
Net cash from (used in) investing activities		44,686	(394,942)	88,466
CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related parties		-	-	(1,450)
Payments of loans from related parties	15	(50,885)	(254,885)	(20,884)
Lease liabilities paid	17	(30,471)	(27,003)	(21,998)
Purchase of treasury shares	24.4	(39,931)	-	(23,880)
Payments of bonds and financing	15	-	(759)	(477,741)
Issuance of securities with related parties	15	-	250,000	-
Issuance of bonds net off issuance costs		-	-	497,000
Payments of accounts payable for business combination and acquisition of associates	19	(92,152)	(11,379)	(19,168)
Net cash used in financing activities		(213,439)	(44,026)	(68,121)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		50,099	(264,128)	(1,263)
Cash and cash equivalents at beginning of period	8	45,765	309,893	311,156
Cash and cash equivalents at end of period	8	95,864	45,765	309,893
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		50,099	(264,128)	(1,263)

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Notes to the Consolidated Financial Statements as of December 31, 2023

(Amounts in thousands of R$, unless otherwise indicated)

1. The Company and Basis of Presentation

1.1. The Company

Vasta Platform Limited, together with its subsidiaries (the Company or Group) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company is a subsidiary of Cogna Educação S.A. (Cogna Educação S.A. and its subsidiaries defined as “Cogna Group”), and since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2. Significant events during the fiscal year

a.     Business Combination

On March 03, 2023 the Company, through its subsidiary Somos Sistemas de Ensino S.A. (“Somos”), acquired 51% interest in the capital of “Escola Start Ltda.” (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement. Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. See note 5.1.

On July 19, 2022, the Company acquired a non-controlling interest (45%) in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”). The consideration paid was R$ 87,651, of which R$ 63,814 was paid in cash and the remaining amount of R$ 23,837 was paid in four installments according to the growth of students served by Educbank.

On July 19, 2022, the Company acquired a non-controlling interest (10%) in Flex Flix Limited (“Flex Flix”). The consideration paid was R$ 8,271, paid in cash. The amount paid to acquire a stake in this company was recorded in “other investments and interests in entities”.

On January 14, 2022, the Company acquired an equity interest in Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. And MVP Consultoria e Sistemas Ltda – through its wholly-owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.1.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

b.    Change in the presentation of Operating Segment

The presentation of information by operating segment is consistent with the internal reporting provided to the Executive Board, which serves as the Chief operating decision maker, responsible for resource allocation, performance evaluation, and strategic decision-making within the Company.

Throughout 2023, the Company’s Management identified events that directly impacted its reporting structure for operating segments. As a result of these events, the Company revised its operating segment model from two segments to a single segment. This change took into account the following factors:

(i)	Internal Management Structure: The Company operates with a decentralized management structure, wherein specific leadership roles for individual business units are not assigned. Operational and strategic decisions are made collectively and comprehensively, without distinct leaders for separate segments..
(ii)	Internal Reporting: The Company conducts result monitoring through regular meetings with Executive Board. As part of an ongoing effort to enhance reporting practices, the Company has transitioned to presenting financial results in a consolidated manner in these forums, without detailed disclosure of individual operations or specific business units.
(iii)	Nature of Activities: As the challenges of the pandemic were addressed, the Company adapted its business models to embrace ‘hybrid’ approaches, integrating physical and digital interactions. Given the integrated nature of the business, segregating results into distinct segments is no longer feasible.
(iv)	Structural Changes in the Company: Livro Fácil substantially represented the revenue from Digital Services. On October 1, 2023, the Company’s Management approved the merger of this entity into the subsidiary Somos Sistemas, which was previously part of the Content & Edtech segment. Given this structural change, it became unfeasible to allocate costs and expenses specifically related to Livro Fácil. Consequently, in addition to the items previously indicated, the remaining companies in the Digital Services operation represented less than 10% of total revenue and no longer qualified as reportable segments.

Based on the considerations outlined above, the Company’s management has made the decision to report its results under a single operating segment (“Single Segment”). This change has already been reflected in this financial statement.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

2. Basis of preparation and presentation of Consolidated Financial Statements

The Consolidated Financial Statements of Vasta Platform Ltd., the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements as of December 31, 2023, were approved by the Executive Board on April 19, 2024.

a.     Consolidation

The Company consolidates all entities over which it has control, that is, when it is exposed or is entitled to variable returns from its involvement with the investee and can direct the relevant activities of the investee. The subsidiaries included in the consolidation are described in the following note.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The consolidation is interrupted from the date on which the Company ceases to have control.

Transactions, balances, and unrealized gains on transactions between Company companies are eliminated.

The accounting policies of the new subsidiaries are changed, when necessary, to ensure consistency with the policies adopted by the Company.

Below is a list of the companies controlled by the Company for the years ended December 31, 2023, and 2022:

	Interest
Company	December 31, 2023	December 31, 2022
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	-	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo Ltda. (“Anglo São Paulo”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Escola Start Ltda. (“Start”)	51%	-

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

b.     Associates

Associates are those entities in which the Group, has significant influence, but does not control or jointly control, over the financial and operating policies.

Investments in associates are accounted for using the equity method. Such investments are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

c.     Operating segment

The information by operating segment is presented in a manner consistent with the internal report provided to the Executive Board, which is the Chief Operating Decision Maker (CODM) in addition to being responsible for allocating resources, evaluating performance, and making strategic decisions in the Company.

Based on the considerations outlined above in the note 1.2(b), the Executive Board considers the business to be a Single Segment.

d.     Cash Generating Units – (“CGU”)

For purposes of assessing impairment, these assets are grouped into the lowest levels for which there are separately identifiable cash flows (Cash Generating Units – CGU). The goodwill is allocated to a two CGU’s, being: (i) Content & Edtech, and (ii) Digital Services. See note 14.

e.     Functional and Presentation Currency

The Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency. All financial information presented in R$ has been rounded to the nearest thousands, except as otherwise indicated.

f.     Measurement basis

The Consolidated Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.
F-12

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

3. Use of estimates and judgements

In preparing the Consolidated Financial Statements, Management has made judgements and estimates that affect the application of Company´s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

3.1. Judgements

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

3.2. Assumptions and estimation uncertainties

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

b.     Provision for risks of tax, civil and labor losses

The Company is a party to judicial and administrative proceedings. We account for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursements by the Company, in connection of such losses, include the evaluation of available evidence as well the opinion of internal and external legal advisors. See Note 22.

c.     Impairment losses on trade receivables

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward looking estimates at the end of each reporting period. See note 10.

d.     Impairment of Goodwill

The Company annually tests goodwill for impairment based on the recoverable amounts of Cash Generating Units (CGUs), determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for a foreseeable future, and it do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount of the different CGUs are disclosed and further explained in note 14.

e.     Rights to Returned Goods and Refund Liabilities

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

f.     Fair value measurements and valuation processes

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

g.     Purchase Price Allocation – Business combination.

During the process of allocating the acquisition price in a business combination, management records the fair value of the consideration transferred (including contingent consideration), the fair value of the assets acquired, and liabilities assumed.

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

-	Property, plant, and equipment uses market comparison technique and cost technique: The valuation model considers market prices for similar items when they are available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.
-	Intangible assets use Relief-from-royalty method and multi-period excess earnings method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided because of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

-	Inventories uses Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

4. Material accounting policies, new accounting standards and new and not yet effective accounting standards

4.1. New accounting standards adopted in 2023 and impact on financial reporting

Deferred tax related to assets and liabilities arising from a single transaction

The Company has adopted Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) from January 1, 2023.

The Company previously accounted for deferred tax on leases by applying the integrally linked approach, resulting in a similar outcome as under the amendments, expect that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Company has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right of use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earning as at January 1, 2022 as a result of the change. The key impact for the Company relates to disclosure of the deferred tax assets and liabilities recognised (see note 23.b.i).

Material accounting policy information

The Company also adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of material, rather than significant, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in note 4.2 Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Accounting standards issued but not yet effective

Below are presented the recent changes to the Accounting Standards that are required to be applied for annual periods beginning after January 1, 2024 and that are available for early adoption in annual periods beginning on January 1, 2023. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•	Classification of liabilities as current or non-current and non-current liabilities with Covenants – Amendments to IAS 1 (January 1, 2024)
•	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS7 (January 1, 2024)
•	Lease Liability in a Sale and Leaseback – Amendments to IFRS16 (January 1, 2024)
•	Lack of Exchangeability – Amendments to IAS 21 (January 1, 2025)

The new and not yet effective accounting standards, when adopted, are not expected to have a material impact on these consolidated financial statements.

4.2.  Material accounting policies

The material accounting policies applied in the preparation of the Consolidated Financial Statements are presented below. These policies have been consistently applied in the periods presented herein.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

A business model to manage financial assets refers to the way the Company manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•

The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities, or expected cash outflows, or the realization of cash flows through the sale of assets.

•	how the performance of the portfolio is evaluated and reported to the Company’s Management.
risks that affect the performance of the business model (and the financial assets held in that business model) and the way those risks are managed.
•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or on the contractual cash flows obtained; and
•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as a consideration for cash at the time and for the credit risk associated with outstanding principal amount during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

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

Due to their nature, as of December 31, 2023 and 2022 the Company’s financial assets are classified as “measured at amortized cost”, except for the Marketable securities and other investments and interests in entities, which are classified as “measured at fair value through profit or loss”.

Financial assets are not reclassified after initial recognition, unless the Company changes the business model for the management of financial assets, in which case all financial assets affected are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured as amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading if it is a derivative or assigned as such upon initial recognition.

Due to their nature, as of December 31, 2023 and 2022 the Company’s financial liabilities are classified as “measured at amortized cost”.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in statements of profit or loss under “Finance income” in the period in which they arise.

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

c.     Inventories

Inventories are measured at the lower of cost and net realizable value. The method of valuation of inventories is the average cost. The cost of finished goods and work in progress comprises project costs, raw materials, publishing costs (e.g., direct labor, other direct costs and the related direct production costs).

Editorial costs incurred during the development phase of a new product are presented within inventories as “work in progress,” as materials are substantially revised annually. After the conclusion of its production and allocation in the line of “finished product”, the sales of the product begins and any subsequent costs incurred are recognized in profit or loss as “cost of goods sold and services”, according to the accrual period on which the services are provided.

If losses are not expected, the provision is reversed. Management periodically assesses whether obsolete inventories need to be destroyed.

The Company also recognizes the right of return on its inventories. See note 3.2(e).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

d.     Property, Plant and Equipment

Property, plant, and equipment is stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company did not identify changes in the useful life on December 31, 2023 and 2022.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in statement of profit or loss.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

f.     Intangible Assets and Goodwill

The Company’s intangible assets are mostly comprised of software, trademarks, customer portfolio, platform content production, trade agreement, copyrights, and goodwill. Those items are further described below:

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

Software recognized as assets is amortized using straight-line method over its estimated useful lives, not greater than 5 years. The Company did not identify changes in the useful life on December 31, 2023 and 2022.

Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years. The Company did not identify changes in the useful life on December 31, 2023 and 2022.

Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationship has an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (from 12 to 13 years). The Company did not identify changes in the useful life on December 31, 2023 and 2022.

Platform content production

Development expenditure with platform content is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on the straight-line method over their estimated useful lives of 3 years. The Company did not identify changes in the useful life on December 31, 2023 and 2022.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

The Company did not identify changes in the useful life as of December 31, 2023 and 2022.

h.     Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an assets fair value less costs to sell and its value in use.

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

Following initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The Bonds and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period. Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period to be prepared for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred. See Note 15.

j.     Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

n.     Employee Benefits

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

c. Share-based Payments

The Company compensates part of its Management and some employees through share-based compensation by plans involving Restricted Share Units or “RSU”, and Performance Share Units, or “PSU”. The RSU and PSU plans are based on Company shares, through a fixed share price (market price) determined on the grant date which the Company has the obligation of delivering shares without cash settled payment. The Share based payment is divided in the following:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

(i)	Long Term Investment – “ILP” – Refers to RSU and PSU plans for which some Company management and employees are eligible. In those plans the Company will deliver a fixed number of shares at a fixed share price measured at the Plan’s inception. The Company recognizes the expense and inherent labor taxes related to the plan in profit and loss. In addition, the effects of the constructive obligation are recognized in statement of financial position under the share-based compensation reserve in equity and the corresponding taxes under “Salaries and Contributions”. See Note 24.3.

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

o.     Shareholders’ Equity

i.	Share Capital

On December 31, 2023, the Company’s share capital was R$ 4,820,815, divided into 81,002,235 shares (excluding treasury shares), of which 64,436,093 are Class B shares held by Cogna Group and 16,566,142 are Class A common shares held by others.

ii.	Capital reserve

The breakdown of capital reserves is arising from share-based payment in the amount of R$ 89,627 on December 31, 2023, and R$ 80,531 on December 31,2022. See note 24.

iii.	Treasury shares

On December 31, 2023, the Company holds shares in treasury in the amount of R$ 59,525 (R$ 23,880 on December 31, 2022), corresponding to 2,647,652 shares (1,000,000 shares on December 31, 2022). See note 24.4.

p.     Revenue Recognition

The Company generates most of its revenue from the sale of textbooks (“publishing” when sold as standalone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transactions or term contracts with an average period from three to five years.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

The Company also provides other types of complementary educational solutions, preparatory courses for university admission exams, digital services, and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and others are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Company believes this is an appropriate measure of progress toward satisfaction of performance obligations as it is the most accurate measure of the consideration to which the Company expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes. See note 25.

q.     Taxes on Revenues

The Company and its associates benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provides that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or “PIS”) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or “ISS”) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”). Tax exemption available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court rendered on March 8, 2017.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

The services revenues are subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipality service taxes (Impostos sobre Serviços, or “ISS”) for which a statutory rate of 5% is applicable.

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

To provide an indication of the reliability of the inputs used in determining fair value, the Company has classified its financial instruments according to the judgements and estimates of the observable data as much as possible. The fair value hierarchy is based on the degree to which the fair value used in the valuation techniques is observable, as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

5. Business Combinations

The Company concluded some acquisitions to expand our portfolio of educational solutions as presented below:

(i)	March 03, 2023 – Escola Start Ltda.
(ii)	January 14, 2022 – Phidelis Tecnologia Desenvolvimento de Sistemas Ltda.
(iii)	January 14, 2022 – MVP Consultoria e Sistemas Ltda.

5.1. Acquisitions in 2023

As mentioned in Note 1.2, on March 03, 2023, the Company acquired a 51% interest in the capital of the Escola Start Ltda. (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement.

The total acquisition price was R$4,414, of which: (i) R$2,806 relates to the price for acquiring 51% of the equity interest, and (ii) R$1,608 for acquiring the option to purchase the remaining percentage of the interest with due date in 2028, recognized in “Other investments and interests in entities”, in the Statement of Financial Position. This amount was paid in two installments, being a fixed installment of R$4,100 in cash on the acquisition date and a variable installment of R$314, subject to price adjustment depending on the calculation of financial indicators defined in contract and corrected by 100% of the DI Interest Deposit rate (“CDI”). The variable installment was paid on August 18, 2023.

As mentioned above, on the same date the Company acquired a purchase option for the acquisition of the remaining shares issued by Escola Start held by the non-controlling shareholder, representing 49% of the share capital, which due date will be in January 2028, with an exercise price of R$11,700 (“exercise price”).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

The acquisition was accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for business combination in 2023:

Escola Start Ltda.
Current assets
Cash and cash equivalents	888
Trade receivables (iv)	986
Inventories	349
Other receivables	226
Total current assets	2,449

Non-current assets
Property and equipment	796
Intangible assets	3,667
Intangible assets - Customer Portfolio (ii)	1,844
Intangible assets – Trademarks (iii)	1,823
Total non-current assets	4,463

Total Assets	6,912

Current liabilities
Contractual obligations and deferred income	2,766
Deferred income tax and social contribution	1,794
Other liabilities	940
Total current liabilities	5,500

Non-current liabilities
Other liabilities	16
Tax Installments	93
Total non-current liabilities	109

Total liabilities	5,609

Net identifiable assets at fair value (A)	1,303
Total of Consideration transferred (B)	2,806
Non-controlling interest acquired (49%) (B)	639
Goodwill (B-A) (note 14) (i)	2,142

(i)	Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the acquiror, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spins off the companies acquired) and therefore the tax and accounting bases of the net assets acquired are the same as of the acquisition date.
(ii)	As a result of purchase price allocation, the Company identified R$ 1,844 in customer portfolio based on receivables expectation around 8% per year.
(iii)	As a result of the purchase price allocation, the Company identified R$ 1,823 in trademarks, over their estimated useful lives of 13 years.
(iv)	Accounts receivable from customers comprise gross contractual amounts due of R$1,038, of which R$52 were uncollectible on the acquisition date.

From the date of acquisition to December 31, 2023, Escola Start contributed to a net revenue from sales and services in the amount of R$10,101, and net profit for the year in the amount of R$ 1,747. If the acquisition had occurred on January 1, 2023, Management estimates that net revenue from sales and services would have been R$ 1,487,956 and net loss for the year would have been R$ 79,595.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

6. Financial Risk Management

The Company has a risk management policy for monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

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

	December 31, 2023	December 31, 2022	Interest rate
Bonds
Private Bonds – 6th Issuance – series 2	-	53,688	CDI + 1.00% p.a.
Private Bonds – 9th Issuance – series 2	263,904	259,843	CDI + 2.40% p.a.
Bonds – 1st Issuance – single	527,859	529,465	CDI + 2.30% p.a.
Financing and Lease Liabilities	96,657	140,563	IPCA
Accounts Payable for Business Combination and acquisition of associates	614,120	625,277	100% CDI
	1,502,540	1,608,836

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
b. Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), financial activities that include reverse factoring deposits with banks and other financial institutions, and other financial instruments contracted.

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

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that expected credit losses have been recorded (note 10).

c. Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

On September 28, 2022 the Company’s subsidiary Somos Sistemas de Ensino S.A issued R$ 250,000 in private bonds, not convertible. The bonds were aimed to reinforce the Company’s capital structure, and lengthen the debt maturity profile, whose average term currently is 36 months from the issuance. For more information, see note 15. The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

December 31, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 15)	541,763	250,000	-	791,763
Lease Liabilities (Note 17)	17,078	16,631	62,948	96,657
Accounts Payable for business combination and acquisition of associates (Note 19)	216,728	196,406	200,986	614,120
Suppliers (Note 16)	221,291	-	-	221,291
Reverse Factoring (Note 16)	263,948	-	-	263,948
Other liabilities - related parties (Note 21)	15,060	-	-	15,060
	1,275,868	463,037	263,934	2,002,839

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI and IPCA for 12 months (13.10% p.a. and 4.62% p.a., respectively), in according to contractual rates on December 31,2023. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2023:

December 31, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	612,717	282,742	-	895,459
Lease Liabilities	17,867	17,400	65,857	101,124
Accounts Payable for business combination and acquisition of associates	245,113	222,130	227,309	694,552
Suppliers	250,273	-	-	250,273
Reverse Factoring	298,517	-	-	298,517
Other liabilities - related parties	17,032	-	-	17,032
	1,441,519	522,272	293,166	2,256,957

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

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

	December 31, 2023	December 31, 2022
Net debt (i)	1,906,975	1,969,241
Total shareholder’' equity	4,520,791	4,629,679
Total capitalization (ii)	2,613,816	2,660,438
Gearing ratio - % - (iii)	73%	74%

(i)	Net debt comprises financial liabilities (note 7) net of cash and cash equivalents.
(ii)	Refers to the difference between Shareholders’ Equity and Net debt.
(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-month horizon was used, with a projected rate of 13.10% p.a. as per DI Interest Deposit rate (“CDI”), reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, respectively, a 15% interest rate drop in scenario I and 30% interest rate drop in scenario II, of the projected rates.

	Index - % per year	Balance as of December 31, 2023	Base scenario	Scenario I	Scenario II
Financial Investments	104% of CDI	92,455	12,109	10,293	8,476
Marketable Securities	102% of CDI	245,942	32,211	27,379	22,548
		338,397	44,320	37,672	31,024
Accounts Payable for Business Combination and acquisition of associates	100% of CDI	(614,120)	(80,431)	(68,366)	(56,302)
Lease liabilities	100% of IPCA	(96,657)	(4,467)	(3,797)	(3,127)
Bonds and financing	CDI + 2.30%	(791,763)	(103,696)	(88,142)	(72,587)
		(1,502,540)	(188,594)	(160,305)	(132,016)
Net exposure		(1,164,143)	(144,274)	(122,633)	(100,992)
Interest rate -% p.a. (CDI)	-	-	13.10%	11.13%	9.17%
Interest rate -% p.a. (IPCA)	-	-	4.62%	3.93%	3.23%
Stressing scenarios	-	-	-	(15%)	(30%)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

7. Financial Instruments by Category

The Company holds the following financial instruments. The Company has not disclosed the fair values of the financial instruments, because their carrying amounts approximates fair value.

	Level	December 31, 2023	December 31, 2022
Assets - Amortized cost
Cash and cash equivalents		95,864	45,765
Trade receivables		697,512	649,135
Other receivables		2,085	972
Related parties – other receivables		7,157	1,759
		802,618	697,631

Assets - Fair value through profit or loss
Marketable securities	1	245,942	380,514
Other investments and interests in entities	3	9,879	8,272
		255,821	388,786

Liabilities - Amortized cost
Bonds and financing		791,763	842,996
Lease liabilities		96,657	140,563
Reverse factoring		263,948	155,469
Suppliers		221,291	250,647
Accounts payable for business combination and acquisition of associates		587,917	569,360
Other liabilities - related parties		15,060	54
		1,976,636	1,959,089

Liabilities - Fair value through profit or loss
Accounts payable for business combination and acquisition of associates (i)	3	26,203	55,917
		26,203	55,917

(i)	Refers to a earn out remeasured based on economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to measurement are described below, except for the acquisition of a call option mentioned in note 5.1.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Fair Value Measurements – Level 3

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

1. The achievement of financial targets are linked to net revenue of the year 2024.
2. Revenue: we consider for the revenue projection the continuity of old contracts and new contracts with average annual revenue growth of 21.1%.

The estimated fair value would increase (decrease) if: - Any product is no longer monetized (lower) - The risk-adjusted discount rates were lower (higher)
SEL	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).

1. Renewal, in writing, to the year 2024, of the Structured Teaching Program Contract; or

2. Entering a new contract, in writing, with SESI effective for the year 2024, with or without the need for bidding, so that the Buyer continues to provide in the year of 2024 services to SESI, according to the specific scope to be defined by SESI (“Renovation Structured Teaching Program 2024”).

The estimated fair value would increase (decrease) if: - No contract renewal (lower)
Flex Flix Limited	Discounted cash flows: The valuation model considers the present value of the net cash flows expected to be generated by the operation (net revenue).	1. Budgeted net revenue and EBITDA growth rate: 2.4%. 2. Discount rate: 39.6%.	Not applicable.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
b. Reconciliation to the closing balances

The following table shows the changes during the period in measuring level 3 fair values:

Accounts payable for business combination- Level 3	December 31, 2022	Additions (i)	Interest	Payment	Transfers to level 2	December 31, 2023
Sociedade Educacional da Lagoa	25,876	-	6,858	(14,814)	-	17,920
Phidelis	7,251	-	1,032	-	-	8,283
Redação nota 1000	2,650	-	666	-	(3,316)	-
Mind Makers	6,600	32,968	1,625	(41,193)	-	-
Educbank	13,540	-	602	(14,142)	-	-
Start	-	4,400	-	(4,400)	-	-
	55,917	37,368	10,783	(74,549)	(3,316)	26,203

(i)	Substantially related to increase of R$ 32,968 in the purchase price of Mind Makers, due to the performance of the business, in accordance with contractual amendment which defined the targets for the payment of earnout. See note 19.

8. Cash and cash equivalents

a.     Composition

The balance of this account comprises the following amounts:

	December 31, 2023	December 31, 2022
Cash	2	7
Bank account	3,407	6,546
Financial investments (i)	92,455	39,212
	95,864	45,765

(i)

The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 104% of the annual CDI rate on December 31, 2023 (103% on December 31, 2022). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

9. Marketable securities

a.    Composition

	Credit Risk	December 31, 2023	December 31, 2022
Private investment fund	AAA	245,942	31,842
Private investment fund	AA	-	348,672
		245,942	380,514

The average gross yield of securities is based on 102% CDI on December 31, 2023 (104% CDI on December 31, 2022).

10. Trade receivables

The balance of this account comprises the following amounts:

a. Composition

	December 31, 2023	December 31, 2022
Trade receivables	771,392	711,439
Related Parties (note 21)	18,137	7,177
(-) Impairment losses on trade receivables	(92,017)	(69,481)
	697,512	649,135

b. Maturities of trade receivables

	December 31, 2023	December 31, 2022
Not yet due	541,656	563,005
Past due
Up to 30 days	33,749	19,435
From 31 to 60 days	22,933	22,637
From 61 to 90 days	25,584	12,193
From 91 to 180 days	52,404	42,169
From 181 to 360 days	61,782	31,357
Over 360 days	33,284	20,643
Total past due	229,736	148,434
Related parties (note 21)	18,137	7,177
Impairment losses on trade receivables	(92,017)	(69,481)
	697,512	649,135

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of December 31, 2023 and as of December 31, 2022:

Expected credit losses aging

		December 31, 2023		December 31, 2022
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	3.78%	17,834	1.52%	8,970

Past due
Up to 30 days	11.29%	2,562	9.53%	2,072
From 31 to 60 days	17.69%	3,645	14.09%	2,728
From 61 to 90 days	24.23%	3,502	19.87%	2,335
From 91 to 180 days	40.18%	12,232	29.66%	10,096
From 181 to 360 days	67.68%	22,454	48.35%	12,465
Over 360 days	87.60%	19,467	76.40%	15,434
Total past due		63,862		45,130
Customers in judicial recovery (i)	100%	10,321	100%	15,381
(-) Impairment losses on trade receivables		92,017		69,481

(i)	expected credit loss relating to the entirely of Vasta’s receivable with a large retailer that entered bankruptcy proceeding in Brazil.

The following table shows the changes in impairment losses on trade receivables for the years ended December 31, 2023, 2022 and 2021:

Changes on provision

	December 31, 2023	December 31, 2022	December 31, 2021
Opening balance	69,481	46,500	32,055
Additions	62,390	45,904	39,326
Reversals	(6,619)	(288)	(2,854)
Write offs (i)	(33,235)	(22,635)	(22,027)
Closing balance	92,017	69,481	46,500

(i)	The Company assessed its customers credit lines, on a regular basis. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 33,235 as write-off as of December 31, 2023 (R$ 22,635 as of December 31, 2022).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

11. Inventories

The balance of this account comprises the following amounts:

a. Composition

	December 31, 2023	December 31, 2022
Finished products	218,600	151,534
Work in process	59,659	73,993
Raw materials	16,663	30,773
Imports in progress	-	347
Right to returned goods (i)	5,587	9,803
	300,509	266,450

(i)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

12. Equity accounted investees

a. Composition of investments

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2023
Educbank	Associate	45%	24,026	6,672	33,786	64,484
			24,026	6,672	33,786	64,484

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2022
Educbank	Associate	45%	41,485	7,868	33,786	83,139
			41,485	7,868	33,786	83,139

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
b. Investments in associates

Educbank
December 31, 2021	-
Acquisition	87,651
Share of loss equity-accounted investees	(4,512)
December 31, 2022	83,139
Share of loss equity-accounted investees	(18,655)
December 31, 2023	64,484

13. Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		December 31, 2023			December 31, 2022
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
IT equipment	10%-33%	83,461	(61,849)	21,612	80,263	(43,294)	36,969
Furniture, equipment and fittings	10%-33%	54,986	(32,739)	22,247	60,920	(36,818)	24,102
Property, buildings and improvements	5%-20%	54,372	(43,555)	10,817	53,027	(40,381)	12,646
In progress	-	16,765	-	16,765	4,494	-	4,494
Right of use assets	12%	178,940	(98,932)	80,008	257,034	(137,948)	119,086
Land	-	43	-	43	391	-	391
Total		388,567	(237,075)	151,492	456,129	(258,441)	197,688

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress(ii)	Right of use assets (i)	Land	Total
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
Additions	35,086	21,571	657	3,829	12,002	-	73,145
Additions through business combinations	54	12	-	6	-	-	72
Disposals / Cancelled contracts	-	(6)	-	(18)	(3,796)	-	(3,820)
Depreciation	(15,727)	(5,379)	(5,428)	-	(30,857)	-	(57,391)
Transfers	941	(486)	(455)	-	-	-	-
As of December 31, 2022	36,969	24,102	12,646	4,494	119,086	391	197,688
Additions	2,673	2,298	-	16,565	23,871	-	45,407
Additions through business combinations	-	613	183	-	-	-	796
Disposals / Cancelled contracts	(2)	(1,029)	(586)	-	(32,348)	(348)	(34,313)
Depreciation	(18,028)	(3,737)	(5,720)	-	(30,601)	-	(58,086)
Transfers	-	-	4,294	(4,294)	-	-	-
As of December 31, 2023	21,612	22,247	10,817	16,765	80,008	43	151,492

(i)	In 2023, the addition of right of use of R$ 23,871 is substantially referred to recognition of a new lease agreement for the property used to offer preparatory course for university entrance exams (“Anglo course”), see the corresponding lease liabilities in note 17.
(ii)	In 2023, refers to improvements made to the new leased property to offer Anglo courses.

The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as of December 31, 2023 and 2022.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

14. Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		December 31, 2023			December 31, 2022
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Software	20%	336,687	(221,986)	114,701	263,432	(182,711)	80,721
Customer Portfolio	8%	1,198,455	(475,803)	722,652	1,201,074	(377,891)	823,183
Trademarks	5%	633,154	(140,025)	493,129	631,582	(112,967)	518,615
Trade Agreement	8%	243,114	(49,049)	194,065	247,622	(28,795)	218,827
Platform content production	33%	178,033	(121,932)	56,101	123,251	(74,881)	48,370
Other Intangible assets	33%	11,236	(5,029)	6,207	39,423	(32,142)	7,281
In progress	0%	6,845	-	6,845	18,958	-	18,958
Goodwill	0%	3,713,863	-	3,713,863	3,711,721	-	3,711,721
		6,321,387	(1,013,824)	5,307,563	6,237,063	(809,387)	5,427,676

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2021	96,045	922,105	546,358	243,495	24,294	7,282	3,991	3,694,798	5,538,368
Additions	12,881	-	-	-	62,722	17	14,967	-	90,587
Additions through business combinations (note 5)	3,225	3,833	-	-	-	-	-	16,923	23,981
Disposals	-	(140)	(434)	-	(13,348)	(15)	-	-	(13,937)
Amortization	(31,430)	(102,615)	(27,309)	(24,668)	(25,298)	(3)	-	-	(211,323)
As of December 31, 2022	80,721	823,183	518,615	218,827	48,370	7,281	18,958	3,711,721	5,427,676
Additions	18,872	-	-	-	48,599	-	37,821	-	105,292
Additions through business combinations (note 5)	-	1,844	1,823	-	-	-	-	2,142	5,809
Disposals	(450)	-	-	-	-	(1,071)	-	-	(1,521)
Amortization	(34,376)	(102,375)	(27,309)	(24,762)	(40,868)	(3)	-	-	(229,693)
Transfers	49,934	-	-	-	-	-	(49,934)	-	-
As of December 31, 2023	114,701	722,652	493,129	194,065	56,101	6,207	6,845	3,713,863	5,307,563

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

Goodwill impairment test

The Company performed its annual impairment test in 2023 and 2022 and carried out a sensitivity analysis in the long-term model and cash flows.

The Company performed the test considering of two separate CGUs for which the recoverable amount has been determined based on value-in-use calculations. The conclusion of these tests conducted by the Company for the years ended December 31, 2023 and 2022, showed that no adjustments were required to these assets.

Therefore, Goodwill allocated to each CGU is shown below:

	December 31, 2023	December 31, 2022
Content and Edtech Platform	3,676,176	3,674,034
Digital Platform (i)	37,687	37,687
	3,713,863	3,711,721

(i)	Considers the goodwill of R$ 10,728 on the acquisition of the entity Livro Fácil Ltda., merged into Somos Sistemas de Ensino on September 30, 2023, as mentioned in note 1.2(b).

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

For each of the CGUs, the key assumptions, long-term growth rate and discount rate used in the value-in-use calculations are stated in the table below. In addition, the recoverable amount is also disclosed in the table. The key assumptions used for value-in-use calculations as of December 31, 2023 and 2022 are as follows:

		2023		2022
	Content and EdTech Platform	Digital Platform	Content and EdTech Platform	Digital Platform
Growth rate - %	17.0%	5.4%	13.7%	12.5%
Discount rate - %	13.2%	13.2%	12.1%	12.1%
Growth rate (%) in perpetuity	5.2%	5.2%	4.7%	4.7%
Years projected	8	8	8	8

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

Impairment of other intangible assets and in progress

There were no indications of impairment of intangible assets for the years ended December 31, 2023 and 2022. Additionally, intangible assets stated as “in progress” were assessed for impairment by comparing it carrying amount with its recoverable amount and no adjustments were considered necessary.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

15. Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2022	Payment of interest (i)	Payment of principal (i)	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2023
Bonds with Related Parties	63,325	(40,984)	(50,885)	42,242	-	206	13,904
Bonds	30,454	(77,917)	-	75,253	1,058	499,011	527,859
Current liabilities	93,779	(118,901)	(50,885)	117,495	1,058	499,217	541,763
Bonds with Related Parties	250,206	-	-	-	-	(206)	250,000
Bonds	499,011	-	-	-	-	(499,011)	-
Non-current liabilities	749,217	-	-	-	-	(499,217)	250,000
Total	842,996	(118,901)	(50,885)	117,495	1,058	-	791,763

(i)	We present below the composition of interest and principal payments considering the issues made:

Issuance	Payments	Interest	Principal
SSED21 – 6th. SOMOS – 2nd. series	02/15/2023 and 08/14/2023	(7,258)	(50,885)
SEDU21 – 9th. SOMOS 2nd. series	02/14/2023 and 08/07/2023	(33,726)	-
GAGL11 - Somos Sistemas	02/06/2023 and 08/07/2023	(77,917)	-
	Total	(118,901)	(50,885)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

	December 31, 2021	Additions (i)	Payment of interest	Payment of principal	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2022
Bonds with Related Parties	264,673	-	(33,921)	(254,885)	36,573	-	50,885	63,325
Bonds	16,581	-	(58,425)	-	72,298	1,018	(1,018)	30,454
Financing	237	-	(154)	(759)	25	-	651	-
Current liabilities	281,491	-	(92,500)	(255,644)	108,896	1,018	50,518	93,779
Bonds with Related Parties	51,091	250,000	-	-	-	-	(50,885)	250,206
Bonds	497,993	-	-	-	-	-	1,018	499,011
Financing	651	-	-	-	-	-	(651)	-
Non-current liabilities	549,735	250,000	-	-	-	-	(50,518)	749,217
Total	831,226	250,000	(92,500)	(255,644)	108,896	1,018	-	842,996

(i)	On September 28, 2022, the Company issued simple debentures not convertible into shares, subject to remunerative interest of 100% of the CDI, plus a spread of 2.40% per year, in the total amount of R$250,000. The debentures aim to strengthen the Company's capital structure and lengthen the maturity profile of the debt, whose average term has become 36 months.

a. Bonds’ description

See below the bonds outstanding on December 31, 2023:

Subscriber	Related Parties	Third parties
Issuance	9th	1st
Series	2nd Series	Single Series
Date of issuance	09/28/2022	08/06/2021
Maturity Date	09/28/2025	08/05/2024
First payment after	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	250	500

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

b. Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	December 31, 2023%		December 31, 2022%
On year or less	541,763	68.4	93,779	11.1

One to two years	250,000	31.6	499,217	59.2
Two to three years	-	-	250,000	29.7
Total non-current liabilities	250,000	31.6	749,217	88.9

	791,763	100.0	842,996	100.0

c. Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to financial covenants, which are being complied with. The covenant compliance indicators are the following:

Bonds with related parties

Does not have debt commitments in issuances.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

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

On December 31, 2023, the financial ratio net debt by adjusted EBITDA reached the result of 2.43%, within the conditions established in the financial contractual clauses. On December 31, 2022, the financial ratio net debt by adjusted EBITDA reached the result of 2.74%, within the conditions established in the financial contractual clauses.

16. Suppliers

The balance of this account comprises the following amounts:

a.     Composition

	December 31, 2023	December 31, 2022
Local suppliers	188,814	215,593
Related parties (note 21)	11,247	13,781
Copyright	21,230	21,273
Suppliers	221,291	250,647

Reverse Factoring (i)	263,948	155,469

(i)	As of December 31, 2023, the balance of reverse factoring was R$ 263,948 (R$ 155,469 as of December 31, 2022), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.05% per month (as of December 31, 2022, the weighted average was 1.27% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

17. Lease liabilities

The lease agreements have an average term of 12 years and weighted average rate of 9.58% p.a.

	December 31, 2023	December 31, 2022
Opening balance	140,563	160,542
Additions for new lease agreements (i)	21,103	12,002
Renegotiation	2,768	-
Cancelled contracts (ii)	(38,386)	(3,180)
Interest	12,717	13,143
Payment of interest	(11,637)	(14,941)
Payment of principal	(30,471)	(27,003)
	96,657	140,563
Current liabilities	17,078	23,151
Non-current liabilities	79,579	117,412
	96,657	140,563

(i)	Refers to new lease agreement for the property used to offer preparatory course for university entrance exams (“Anglo course”), in the new location in São Paulo.
(ii)	Refers to cancellated contract of the previous property used to offer Anglo course.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Fixed Payments	42,108	41,944
Payments related to short-term contracts and low value assets, variable price contracts (note 26)	23,943	18,312
	66,051	60,256
18. Contractual obligations and deferred income
	December 31, 2023	December 31, 2022
Refund liability (i)	32,613	51,533
Contract of exclusivity for processing payroll	202	587
Deferred income in leaseback agreement	-	4,075
Other contractual obligations	-	1,657
	32,815	57,852
Current	32,815	57,852
Non-current	-	-
	32,815	57,852

(i)	Refers to the customer’s right to return goods. The Company business cycle is from October to September for each year.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

19. Accounts payable for business combination and acquisition of associates

	December 31, 2023	December 31, 2022
Pluri	-	3,653
Mind Makers	-	7,915
Livro Fácil	-	10,516
Meritt	300	300
SEL	17,920	30,267
Redação Nota 1000	4,610	6,030
EMME	8,500	10,827
Editora De Gouges	570,027	514,299
Phidelis	12,763	16,976
Educbank	-	24,494
	614,120	625,277
Current	216,728	73,007
Non-current	397,392	552,270
	614,120	625,277

The changes in the balance are as follows:

	December 31, 2023	December 31, 2022
Opening balance	625,277	532,313
Net additions (i)	28,043	120,344
Cash payment	(4,100)	(80,939)
Payments in installments	(92,152)	(11,379)
Interest payment	(8,096)	(603)
Interest adjustment	65,207	65,725
Remeasurement	(59)	(184)
Closing balance	614,120	625,277

(i)	As of December 31, 2023 it includes the purchase price of Escola Start, in the amount of R$ 4,481 (as per note 5), and the price adjustment in the acquisition of companies, in the amount of R$ 23,562, as follows: (i) increase of R$32,968 in the purchase price of Mind Makers, due to the performance of the business, considering the number of students who used the products made available by this entity in April 2023, in accordance with the 4th contractual amendment, which defined the targets for the payment of earnout, and (ii) reduction of R$9,406 in the price of the company Editora de Gouges (“Eleva”), as a result of the review of the net debt provided for in the shareholder’s agreement.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

The maturity years of such balances as of December 31, 2023 are shown in the table below:

	December 31, 2023		December 31, 2022
Maturity of installments	Total	%	Total	%
In up to one year	216,728	35.3%	73,007	11.7%

One to two years	196,406	32.0%	389,187	62.2%
Two to three years	200,986	32.7%	163,083	26.1%
	397,392	64.7%	552,270	88.3%
	614,120	100.0%	625,277	100.0%

20. Salaries and Social Contributions

	December 31, 2023	December 31, 2022
Salaries payable	28,108	28,351
Social contribution payable (i)	25,327	25,205
Provision for vacation pay	22,379	21,454
Provision for profit sharing (ii)	28,592	25,047
	104,406	100,057

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.
(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Board of Directors.

21. Related parties

As presented in note 1, the Company is a subsidiary of Cogna Educação S.A. and some of the Company’s transactions and arrangements involve entities that are subsidiaries of Cogna Group. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 21(e).

The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
	December 31, 2023
	Other receivables (i)	Trade receivables (note 10 and 21c)	Indemnification asset (note 21b)	Other liabilities (ii)	Suppliers (note 16)	Bonds (note 15)
Cogna Educação S.A.	-	-	203,942	2,696	-	263,904
Editora Ática S.A.	4,424	6,536	-	12,334	6,286	-
Editora E Distribuidora Educacional S.A.	1,256	477	-	-	-	-
Editora Scipione S.A.	87	2,112	-	-	40	-
Maxiprint Editora Ltda.	1	4,659	-	-	-	-
Saraiva Educação S.A.	1,099	3,495	-	19	4,262	-
Somos Idiomas S.A.	146	2	-	-	-	-
Others	144	856	-	11	659	-
	7,157	18,137	203,942	15,060	11,247	263,904

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.
(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group

	December 31, 2022
	Other receivables	Trade receivables (note 10 and 21c)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 16)	Bonds (note 15)
Cogna Educação S.A.	-	-	180,417	-	3,828	313,531
Editora Atica S.A.	-	5,754	-	-	9,778	-
Editora E Distribuidora Educacional S.A.	1,722	19	-	-	-	-
Educação Inovação e Tecnologia S.A.	-	389	-	-	175	-
Nice Participações Ltda	-	37	-	-	-	-
Saraiva Educação S.A.	-	749	-	-	-	-
Somos Idiomas S.A.	-	229	-	-	-	-
Others	37	-	-	54	-	-
	1,759	7,177	180,417	54	13,781	313,531

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
	Year ended December 31, 2023				Year ended December 31, 2022				Year ended December 31, 2021
Transactions held:	Revenues	Finance costs (i) note 15	Cost Sharing (note 21d)	Sublease (note 21f)	Revenues	Finance costs	Cost Sharing (note 21d)	Sublease (note 21f)	Revenues	Finance costs	Cost Sharing (note 21d)	Sublease (note 21f)
Acel Administracao De Cursos Educacionais Ltda.	-	-	-	-	-	-	-	-	2,790	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	-	-	-	-	41	-	-	-
Cogna Educação S.A.	-	42,242	-	-	-	36,573	-	-	-	25,859	-	-
Colégio Ambiental Ltda	-	-	-	-	-	-	-	-	496	-	-	-
Colégio Cidade Ltda	-	-	-	-	-	-	-	-	146	-	-	-
Colegio JAO Ltda.	-	-	-	-	-	-	-	-	1,582	-	-	-
Colégio Manauara Lato Sensu Ltda.	-	-	-	-	-	-	-	-	1,903	-	-	-
Colégio Manauara Cidade Nova Ltda	-	-	-	-	-	-	-	-	275	-
Colégio Motivo Ltda.	-	-	-	-	-	-	-	-	35	-	-	-
Colégio Visão Ltda	-	-	-	-	-	-	-	-	287	-	-	-
Cursos e Colégio Coqueiros Ltda	-	-	-	-	-	-	-	-	268	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	-	-	-	-	-	-	-	-	593	-	-	-
Editora Atica S.A.	12,833	-	43,452	9,700	16,286	-	5,757	8,551	5,374	-	6,130	13,153
Editora E Distribuidora Educacional SA.	622	-	-	-	-	-	29,475	-	-	-	31,384	-
Editora Scipione SA.	3,781	-	-	-	3,096	-	-	-	1,341	-	-	-
Escola Mater Christi	-	-	-	-	-	-	-	-	311	-	-	-
Escola Riacho Doce Ltda	-	-	-	-	-	-	-	-	77	-	-	-
Maxiprint Editora Ltda.	9,884	-	-	-	6,665	-	-	-	1,107	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	-	-	-	-	-	-	-	-	276	-	-	-
Papelaria Brasiliana Ltda	-	-	-	-	-	-	-	-	249	-	-	-
Saber Serviços Educacionais S.A.	-	-	-	-	41	-	-	-	900	-	-	-
Saraiva Educacao SA.	5,613	-	-	2,775	4,090	-	-	1,905	2,405	-	-	2,528
Sistema P H De Ensino Ltda.	-	-	-	-	-	-	-	-	4,417	-	-	-
Sociedade Educacional Alphaville SA	-	-	-	-	-	-	-	-	414	-	-	-
Sociedade Educacional Doze De Outubro Ltda	-	-	-	-	-	-	-	-	360	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	-	-	-	-	-	-	-	-	224	-	-	-
SOE Operações Escolares SA.	-	-	-	-	-	-	-	-	1,086	-	-	-
Somos Idiomas Ltda	-	-	-	596	641	-	-	2,591	-	-	-	258
Somos Operações Escolares SA.	-	-	-	-	-	-	-	-	243	-	-	-
SSE Serviços Educacionais Ltda.	1,830	-	-	-	863	-	-	-	1,463	-	-	-
	34,563	42,242	43,452	13,071	31,682	36,573	35,232	13,047	28,663	25,859	37,514	15,939

(i) Refers to debentures interest; see note 15.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
a.     Suppliers and other arrangements with related parties

The Company has some shared expenses with Cogna’s associates such as property lease, expenses with personnel and software license, which continued even after the carve-out process was completed in 2019 and still remain today. As of December 31, 2023, only shared expense transactions are part of these commitments, which amounted to R$15,060 (R$54 as of December 31, 2022).

b.     Indemnification asset

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by the Cogna Group, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits related to Somos-Anglo up to the maximum amount of R$ 203,942 as of December 31, 2023 (R$ 180,417 as of December 31, 2022). See note 22 for more information.

c.     Trade receivables

The Company and its subsidiaries provide learning systems, textbooks, and complementary educational solutions to the Cogna Group which substantially comprises schools, publishers, language schools and stationery shops. All sales and services provided are based on intercompany contracts and its commercial conditions, which include price, margin, and payment terms, were determined on an arm’s length basis.

d.     Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, proprietary IT systems and legal and accounting activities, and shared warehouses and other logistic activities based on agreements. Those expenses, in the amount of R$ 43,452 as of December 31, 2023 (R$ 35,232 for the year ended December 31, 2022) are related to these apportionments.

e.     Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company entered brand and copyrights sharing agreements with related parties, as follows:

(i)	On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby the Company was granted at no cost rights to use related to the trademark “Pitágoras,” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.
(ii)

On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Ática”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties, this agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

f.     Lease and sublease agreements with related parties.

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties. The Company entered into lease and sublease agreements with its related parties to continue to share these leased warehouses and other properties, as follows:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
i.     Commercial lease agreement

Lessee Entity	Counterparty to lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$44	60 months from the agreement date	Inflation index	Pernambuco (Recife)

ii.     Commercial sublease agreement

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

Income from these lease and sublease agreements with related parties was recognized in the Consolidated Financial Statements as of December 31, 2023 in the amount of R$ 13,071 (R$ 13,047 for the year ended December 31, 2022).

g.     Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the year ended December 31, 2023, key management compensation, including charges and variable compensation amounted to R$ 18,014 (R$ 20,426 for the year ended December 31, 2022). The Audit Committee and Board of Directors were established in July 2020.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, besides discounts over the Company’ own products.

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO.
b)	Long-term benefits - The Company also offered to certain key management personnel payment based on its restricted shares units and performance shares units – ILP.

The Key management personnel compensation expenses comprised the following:

	December 31, 2023	December 31, 2022	December 31, 2021
Short-term employee benefits	10,482	10,786	4,685
Share-based compensation plan	7,532	9,640	8,305
	18,014	20,426	12,990

h.     Guarantees related to finance.

On November 21, 2018, Mind Makers entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais SA - BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer. This liability was settled during 2022.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

22. Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

The contingent liabilities are composed as follows:

a. Composition

The changes in provision for the years ended December 31, 2023 and 2022 were as follows:

	December 31, 2022	Additions	Reversals	Interest	Payments	December 31, 2023
Tax proceedings (i)	623,189	-	(1,286)	54,352	-	676,255
Labor proceedings (ii)	27,567	5,054	(13,589)	3,977	(1,394)	21,615
Civil proceedings	496	189	(509)	39	(95)	120
Total	651,252	5,243	(15,384)	58,368	(1,489)	697,990
Finance expense		-	-	(58,265)
General and administrative expenses		(5,223)	14,834	-
Income tax and social contribution		-	27	-
Total		(5,223)	14,861	(58,265)
Indemnification asset - Former owner		(20)	523	(103)

Total		(5,243)	15,384	(58,368)

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.
(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

	December 31, 2021	Business combination	Additions	Reversals	Interest	Payments	December 31, 2022
Tax proceedings	607,084	749	2,904	(27,790)	41,261	(1,019)	623,189
Labor proceedings	38,159	1,755	3,376	(16,045)	776	(454)	27,567
Civil proceedings	1,607	-	368	(1,615)	26	110	496
Total	646,850	2,504	6,648	(45,450)	42,063	(1,363)	651,252
Reconciliation with profit or loss for the period
Finance expense			-	-	(42,063)
General and administrative expenses			(6,648)	21,747	-
Income tax and social contribution			-	23,703	-
Total			(6,648)	45,450	(42,063)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023
b. Contingencies with possible losses

As of December 31, 2023, the Company was party to lawsuits classified as possible losses totaling R$ 41,015 (R$36,613 as of December 31, 2022), as shown below:

	December 31, 2023	December 31, 2022
Taxes	5,413	3,513
Labor (i)	24,988	9,966
Civil	10,614	4,473
Total	41,015	36,613

(i)	The most relevant lawsuit involves a labor claim related to the payment of termination benefits and other labor charges amounting to R$18,661. The Company was included in the legal process by the Court, on the allegation that it was part of an Economic Group. There has never been any corporate, legal, or hierarchical relationship between the Company and the defendant.

c. Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	December 31, 2023	December 31, 2022
Tax proceedings	1,899	2,126
Indemnification asset -Former owner	1,347	1,801
Indemnification asset – Related parties (i)	203,942	180,417
Escrow-account	-	10,515
	207,188	194,859

(i)	Refers to an indemnification asset of the seller (Cogna) and recognized at the date of the business combination, of the acquisition of Somos, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$203,942 (R$ 180,417 on December 31, 2022). This asset is indexed to CDI (Certificates of Interbank Deposits).

23. Current and Deferred Income Tax and Social Contribution

a. Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Loss before income tax and social contribution for the year	(119,705)	(105,687)	(155,843)
Nominal statutory rate of income tax and social contribution	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	40,700	35,934	52,987
Share of loss equity-accounted investees	(6,343)	(1,534)	-
Permanent additions	1,981	(8,292)	(7,265)
Additional IRPJ	-	-	24
Difference in presumed profit rate of subsidiary	362	3,617	-
Tax Contingencies IRPJ and CSLL	27	23,703	-
Impairment write-off on tax loss carryforward	-	(2,314)	(8,657)
Total IRPJ and CSLL	36,727	51,114	37,089
Current IRPJ and CSLL in the result	331	10,668	(11,297)
Deferred IRPJ and CSLL in the result	36,396	40,446	48,386
	36,727	51,114	37,089
Effective tax rate of Income and social contribution tax benefit	31%	48%	24%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

b. Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

  December 31, 2023
	As of December 31, 2022	Deferred tax on business combination	Effect on profit and loss	As of December 31, 2023
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	422,240	-	172,121	594,361
Temporary Differences:
Impairment losses on trade receivables	20,472	-	7,540	28,012
Provision for obsolete inventories	3,346	-	(247)	3,099
Imputed interest on suppliers	(5,548)	-	4,342	(1,206)
Provision for risks of tax, civil and labor losses	20,445	-	(31,382)	(10,937)
Refund liabilities and right to returned goods	15,818	-	(7,397)	8,421
Right of use assets	50,531	-	(19,230)	31,301
Lease Liabilities	(42,595)	-	16,911	(25,684)
Fair value adjustments on business combination and goodwill amortization (i)	(358,454)	(1,794)	(110,094)	(470,342)
Other temporary difference	44,596	-	3,832	48,428
Deferred Assets, net	170,851	(1,794)	36,396	205,453

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.
(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

ii. December 31, 2022 and 2021

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2021	Effect on profit (loss)	As of December 31, 2022
Income tax/social contribution:
Income tax and social contribution losses carryforwards	307,319	114,921	422,240
Temporary Differences:
Impairment losses on trade receivables	13,010	7,462	20,472
Provision for obsolete inventories	(1,262)	4,608	3,346
Imputed interest on suppliers	(2,157)	(3,391)	(5,548)
Provision for risks of tax, civil and labor losses	20,025	420	20,445
Refund liabilities and right to returned goods	9,470	6,348	15,818
Lease Liabilities	6,660	1,276	7,936
Fair value adjustments on business combination and goodwill amortization (i)	(248,628)	(109,826)	(358,454)
Other temporary difference	25,968	18,628	44,596
Deferred Assets, net	130,405	40,446	170,851

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

24. Shareholder’s Equity

24.1. Share Capital

The Company holds Class A shares in addition to Class B shares (owned by Cogna).

On June 22, 2021, the Board of Directors approved the issuance of 382,266 class A common shares, at par value of US$0.00005 per share. As a result, the Company's share capital on December 31, 2021 totals 83,393,851 shares, of which 64,436,093 Class B shares are owned by the Cogna Group and 18,957,758 are owned by third parties.

Considering the ILP exercised during 2022, in addition to the remuneration of restricted shares recognized in the same period, on December 31, 2022, the Company's capital stock totals 83,649,887 shares, of which 64,436,093 are Class B shares owned by the Cogna Group and 18,213,794 are Class A shares owned by third-parties and 1,000,000 shares Class A are held in treasury.

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering that it was in the commercial interests of the Company to enter the Repurchase Plan. Under the repurchase program, we were entitled to repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. Until December 31, 2023, the Company purchased in the open market US$8,036 (including broker fee) or R$ 39,931 corresponding to 1,888,376 Class A common shares, which are currently held in treasury.

As a result, the Company's share capital outstanding on December 31, 2023, which excludes a total of 2,647,652 treasury shares), totals 81,002,235 shares, in amount of R$ 4,820,815, of which 64,436,093 Class B shares are owned by the Cogna Group and 16,566,142 are owned by third parties.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on December 31, 2023 the Company has the following position in Class A and B shares:

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (note 24.4)
December 31,2022	18,213,794	1,000,000	64,436,093	83,649,887
ILP exercised (i)	240,724	-	-	240,724
Treasury shares	-	(240,724)	-	(240,724)
Treasury shares purchased	(1,888,376)	1,888,376	-	-
December 31,2023	16,566,142	2,647,652	64,436,093	83,649,887

(i)	Refers to exercised shares during the year, totaling R$ 330,233, net of withholding taxes (27.5%).

See below the Company’s description of each restricted share unit plan vested, and its corresponding changes disclosed in the Consolidated Statement of Changes in Equity, specifically in the “Share based compensation reserve (vested)”:

(i)	As result of the carve-out process occurred in 2019, part of Cogna’s executives and employees (eligible) were transferred to the Company. Those eligible executives and employees were part of the Cogna Plan and their plans were migrated to the Vasta ILP Plan, as described in note 24.3. In as much as those eligible parties exercise their plan, the Company delivers a fixed quantity of share units to them. There were no shares vested in 2023 (R$ 259 on December 31, 2022). The corresponding payroll charges in 2023 amounted to R$ 0 (R$ 167 in 2022).
(ii)	The Company remunerated part of its executives based on restricted share units. The amount provisioned and paid in 2023 was R$ 1,398 (R$ 1,912 in 2022), net of withholding taxes. The amount of Payroll charges provisioned in 2023 to R$ 853 (R$ 1,748 in 2022).

The Company’s shareholders on December 31, 2023 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	16,566,142	-	16,566,142
Treasury shares (Note 24.4)	2,647,652	-	2,647,652
Total (%)	23%	77%	83,649,887

24.2. Loss per share

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

	December 31, 2023	December 31, 2022	December 31, 2021
Loss Attributable to Shareholder´s	(83,772)	(54,573)	(118,754)
Weighted average number of ordinary shares outstanding (thousands)	82,349	82,444	82,254
Basic loss per share - R$	(1.02)	(0.66)	(1.44)
Diluted loss per share - R$	(1.02)	(0.66)	(1.44)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

24.3. Capital reserve - Share-based compensation (granted)

The Company as of December 31, 2023 had two share based compensation plans and one bonus plan paid in restricted share units, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2023 was R$ 13,910, being R$ 9,949 in Shareholder’s the Equity and a credit of R$ 2,712 as labor charges in liabilities, due to share price fluctuation (R$ 22,461 being R$ 22,404 in Shareholder’s the Equity and a credit of R$ 58 as labor charges in liabilities for the year ended December 31, 2022).
b)	Bonus paid in restricted share units (RSU) – “Premium recognized” - The Company granted and vested 99,193 shares on April, 2022 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. There were no shares vested in 2023. The amount provisioned and paid in 2022 was R$ 1,748 (net of withholding taxes), of which R$ 1,023 corresponds to labor charges.
c)	Long Term Investment – (“ILP”) – Performance Shares Units (PSU) – On August, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2023 was R$ 3,194, being R$ 2,034 in Shareholder’s the Equity and a credit of R$ 1,161 as labor charges in liabilities, due to share price fluctuation.

24.4. Vasta’s share Repurchase Program

In 2021 the Company carried out the repurchase 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over the period beginning on August 17, 2021, continuing until February 17, 2022. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase, and on December 31, 2021 and 2022, the Company had a balance of R$23,880 or 1,000,000 shares in its possession.

In 2023 the Board of Directors has approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta may repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period started on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. The Company expect to use its existing funds to fund repurchases made under the Repurchase Program. Until December 31,2023, was repurchased 1,888,376 shares, corresponding to US$8,036 (including fee) or R$ 39,931.

Considering the above information, the amount of the Treasury shares on December 31,2023 totals R$59,525 (R$ 23,880 on December 31, 2022), corresponding to 2,647,652 treasury shares.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

25. Net Revenue from sales and Services

The breakdown of net sales of the Company is shown below:

	December 31, 2023	December 31, 2022	December 31, 2021
Net revenue
Learning Systems	958,674	848,531	588,168
Complementary Education Services	196,035	145,949	92,390
Textbooks	123,358	126,679	123,143
Other products and services (i)	208,206	143,121	143,717
Total	1,486,273	1,264,280	947,419
Sales	1,440,259	1,229,827	914,266
Services	46,014	34,453	33,153
Total	1,486,273	1,264,280	947,419

(i)	In 2023 includes sales to public government customers, amounting to R$ 81,199.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

26. Costs and Expenses by Nature

	December 31, 2023	December 31, 2022	December 31, 2021
Raw materials and productions costs	(339,018)	(232,826)	(185,862)
Salaries and payroll charges	(307,948)	(281,894)	(274,581)
Depreciation and amortization	(287,779)	(268,714)	(211,156)
Copyright	(96,596)	(72,348)	(58,885)
Advertising and publicity	(68,194)	(68,708)	(77,655)
Impairment losses on trade receivables	(55,771)	(45,904)	(32,726)
Editorial costs	(40,412)	(49,329)	(71,705)
Third-party services	(37,002)	(47,667)	(25,758)
Other operating expenses - price adjustment (note 19 i)	(23,562)	-	-
Consulting and advisory services	(30,617)	(34,166)	(23,395)
Travel	(28,516)	(23,577)	(8,747)
Rent and condominium fees	(23,943)	(18,312)	(17,775)
Obsolete inventories	(22,006)	(40,924)	(22,117)
Utilities, cleaning, and security	(15,760)	(20,087)	(25,505)
Other operating expenses	(4,522)	(808)	(61)
Taxes and contributions	(4,015)	(1,777)	(2,808)
Material	(3,024)	(6,263)	(3,523)
Other general and administrative expenses	(378)	(358)	-
Other operating income	13,699	1,828	5,615
Income from lease and sublease agreements with related parties	13,071	13,047	15,939
Reversal for tax, civil and labor risks	9,611	15,099	1,986
	(1,352,682)	(1,183,688)	(1,018,719)
Cost of goods sold and services	(570,907)	(473,135)	(396,829)
Commercial expenses	(246,096)	(194,043)	(164,439)
General and administrative expenses	(465,523)	(471,626)	(430,279)
Impairment loss on accounts receivable	(55,771)	(45,904)	(32,726)
Other operating income	13,699	1,828	5,615
Other operating expenses	(28,084)	(808)	(61)
	(1,352,682)	(1,183,688)	(1,018,719)

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

27. Finance result

	December 31, 2023	December 31, 2022	December 31, 2021
Finance income
Income from financial investments and marketable securities (i)	40,155	54,954	26,719
Finance income from indemnification assets and contingencies (ii)	23,723	31,077	6,818
Other finance income	6,409	2,526	2,103
	70,287	88,557	35,640
Finance costs
Interest on bonds and financing	(117,495)	(108,896)	(43,549)
Interest on account payables for business combinations	(65,207)	(65,725)	(8,158)
Interest on suppliers	(38,228)	(19,810)	(6,609)
Interest on Loans from related parties	-	-	(157)
Bank and collection fees	(5,715)	(3,891)	(6,587)
Interest on provision for tax, civil and labor losses	(58,265)	(52,891)	(34,300)
Interest on Lease Liabilities	(12,717)	(13,143)	(14,984)
Other finance costs	(7,301)	(5,968)	(5,839)
	(304,928)	(270,324)	(120,183)
Financial Result (net)	(234,641)	(181,767)	(84,543)

(i)	Refers to income from marketable securities indexed at CDI.
(ii)	Refers to finance income from indemnification asset in the amount of R$ 676,255 (presented in note 22.b), in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company).

28. Non-cash transactions

Non-cash transactions for the years ended December 31, 2023, 2022 and 2021 are, respectively:

(i)	Additions and renegotiations of right of use assets and lease liabilities in the amount of R$ 23,871, R$12,002 and R$ 25,513 (note 17).
(ii)	Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 38,386, R$ 3,180 and R$ 3,81 (note 17).
(iii)	Accounts payable assumed in the acquisition of: (i) Start, during year 2023, in the amount of R$1,698, (ii) Phidelis, during year 2022, in the amount of R$ 12,733 and, (iii) SEL, in the amount of R$26,876, Redação Nota 1000, in the amount of R$ 7,294, EMME, in the amount of R$ 12,253, De Gouges, in the amount of R$ 451,554, and Pluri, in the amount of R$ 12,347, Mind Makers, in the amount of R$ 13,621, Meritt, in the amount R$ 4,330 (during year 2021). See note 5.

29. Subsequent events

On February 29, 2024, the Company concluded the Repurchase program on shares (approved on September 14, 2023). The program was concluded through the repurchase of an additional 1,077,415 shares Class A (being 657,510 on January 31, 2024, and 419,905 on February 29, 2024).

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1