Form 20-F
period 2024-12-31
Vasta Platform Ltd
filed 2025-04-17
CIK 1792829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2024

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

The number of outstanding shares as of December 31, 2024 was 15,765,930 Class A common shares and 64,436,093 Class B common shares.

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

All references to “IFRS Accounting Standards” are to International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board, or the “IASB”.

Financial Statements

Vasta was incorporated on October 16, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We prepare our annual consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in Brazilian reais, our reporting currency.

The financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

All references herein to “the audited consolidated financial statements” are to the financial statements described above as the case may be, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024”, relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Reversal of tax contingencies

The Company is involved in administrative and judicial discussions related to tax deductibility of goodwill, deductibility of financial expenses, and fines related to these processes. The tax authority understood that the operational and financial expenses related to the acquisition of the companies of the Anglo Group (predecessor entity of Somos Sistemas) and recognized by the Company in its results were not deductible and, therefore, proceeded with the disallowance of expenses, tax loss, and consequent imposition of fines.

Throughout the year 2024, there were updates that affected the Company's analysis and conclusion together with its external legal advisor regarding the probability of loss in these processes, especially derived from: (a) favorable decisions for the Company in the process, which disqualified the charges related to: (i) the disallowance of the amortization of goodwill, (ii) the disallowance of the tax loss compensation, (iii) the isolated and official fines related to the previous items, and (iv) a partially positive decision regarding the disallowance of financial expenses of debentures, maintaining the disallowance but reducing its application percentage; (b) recent favorable decisions in the Judiciary in similar cases; and (c) the establishment of jurisprudence (consensus among jurists) on the issues discussed in the process.

As a result of these factors, the Company updated its loss expectation in the process, based on the opinion of its external advisors, on the following items: (i) for the expenses with the amortization of goodwill, isolated and official fines derived from this item, the probability of loss previously defined as "probable" was updated to "remote" and reversed the provision in the consolidated statements of profit or loss for the year, and (ii) for the discussion regarding the deductibility of financial expenses arising from the issuance of debentures, the Company maintained its assessment as "probable".

Impairment of financial asset – Minority interest in Flex Flix

On July 19, 2022, the Company acquired a 10% non-controlling interest in Flex Flix Limited (“Flex Flix”). In 2024 the Company, upon evaluating events that occurred throughout the fiscal year, identified evidence of impairment in the recoverable amount of the asset, mainly due to: (i) the lack of sufficient evidence to prove the investment's ability to generate future economic benefits (ii) observable indications that the asset's value has significantly decreased over the period, especially regarding the delivery of results expected, and (iii) the actual net cash flows, which are significantly worse than budgeted. As a result of these factors, the Company recorded an impairment loss on the initially invested amount, as there is no expectation of recovery. The recorded amount of the impairment loss was R$8.3 million.

Share Repurchase Program

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program (the “Repurchase Program”). Under the Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. We concluded the Repurchase Program on March 31, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares for a total of R$62.5 million (US$12.5 million).

On December 31, 2024, we had a balance of R$74.6 million or 3,447,864 Class A common shares held in treasury.

Revenue Stream

Starting in the first half of 2023, we commenced offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2024, the business to government (“B2G”) sector has grown to a student-base of over 290,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statements as other products and services and represented 6.2% of our total revenue in the fiscal year ended December 31, 2024.

For information on the risks associated with operating a new revenue stream, see “Item 3. Key Information—D.  Risk Factors—Certain Factors Relating to Our Business and Industry—We expanded our operations to public schools in Brazil, which may not be successful, and which will expose us to additional risks.”

As a result of our continued engagement with the public sector, we expect to become regular participants in public tenders and government contracts, which could cause public scrutiny relating to compliance with bidding processes regulations such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal). Moreover, any conduct by our employees or agents with public officials in any manner that fails to comply with our company’s code of conduct, the anticorruption manual, the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings and sanctions that would have an adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may be subject to penalties under Law 12,846/2013 or the Brazilian Anticorruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws” and “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Changes in our or our customers’ current regulatory environment could have an adverse effect on us.”

Investment in Escola Start Ltda.

On March 3, 2023, the Company, through its subsidiary, Somos Sistemas, acquired a 51% interest in the capital of Escola Start Ltda. (“Start”). Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. The total acquisition price was R$4.4 million, of which: (i) R$2.8 million relates to the price for acquiring 51% of the equity interest, and (ii) R$1.6 million relates to acquiring an option to purchase the remaining equity interest, expiring in 2028, recognized in “Other investments and interests in entities”, in the Statement of Financial Position. This amount was paid in two installments, being a fixed installment of R$4.1 million in cash on the acquisition date and a variable installment of R$0.3 million, subject to price adjustment depending on the calculation of financial indicators defined in contract and corrected by 100% of the CDI index. The variable installment was paid on August 18, 2023.

On the same date the Company acquired an option to purchase the remaining shares issued by Start held by the noncontrolling shareholder, representing 49% of the share capital, expiring in January 2028, with an exercise price of R$11.7 million (“exercise price”). The acquisition was accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

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

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2024 as reported by the Brazilian Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Profit (Loss), Free Cash Flow and Adjusted Cash Conversion Ratio

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

We calculate Adjusted EBITDA as Profit (loss) for the year plus/minus: (a) income tax and social contribution; (b) Finance result; (c) depreciation and amortization; (d) share-based compensation plans: expenses for share-based compensation granted to Somos’ employees (for further information refer to note 23.3 to the audited consolidated financial statements); (e) reversal of tax contingencies: reversal recorded in the year ended December 31, 2024, in relation to a change in the loss probability for the tax proceedings, which previously defined “probable” loss probability and was updated to “remote” (f) loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize; (g) ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Maker, in the year ended December 31, 2023; (h) Layoff related to internal restructuring: expenses with contractual termination of employees due to organizational restructuring leading to a permanent headcount reduction; and (i) Asset impairment loss: impairment loss on the initially invested amount in acquisition of the Flex Flix. Such adjustments are made to present should be a view of our operational performance excluding temporary factors that may have impacted our results and should be considered when calculating Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operate in the same segment.

We calculate Adjusted Net Profit (Loss) as the Loss for the year as presented in our Statement of Profit or Loss and Other Comprehensive Income adjusted by (a) layoff related to internal restructuring: expenses with contractual termination of employees due to organizational restructuring leading to a permanent headcount reduction, (b) share-based compensation plans: expenses for share-based compensation granted to Somos’ employees, (c) reversal of tax contingencies: reversal recorded in the year ended December 31, 2024, in relation to a change in the loss probability for certain tax proceedings, which previously had been classified with a probability of loss as “probable” and were updated to “remote”, (d) loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the  write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize, (e) ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Makers, (f) Amortization of intangible assets from Business Combination; (g) Asset impairment loss: impairment loss on the initially invested amount in acquisition of Flex Flix; and (h) tax effect of 34% generated by the aforementioned adjustments.

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

We calculate Adjusted Cash Conversion Ratio as the Free Cash Flow divided by Adjusted EBITDA for the relevant period.

Although Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS Accounting Standards. Additionally, our calculations of Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Result—Reconciliations for Non-GAAP Financial Measures”.

Special Note Regarding ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS Accounting Standards. ACV Bookings is a non‑accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12‑month period between October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to our schools for their convenience in the last calendar quarter of each year, so that our schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenue relating to the following school year relating to the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenue in our statements of income, especially in view of our recent growth.

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
  appreciation and depreciation of the real against the U.S. dollar, and resulting inflation;
  a downgrade of Brazil’s credit rating;
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
6

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

8

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

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. During the years ended December 31, 2024, 2023 and 2022, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. We continue to work on increasing the adoption of our secure development program, including in 2024 through the prioritization of the most critical and relevant systems in our business, which increased threat monitoring under the environment security (perimeter) program. In an effort to improve our disaster recovery capabilities, our technology team has started the migration of our core technology to a cloud environment, where we will seek total protection for systems and databases.

Moreover, since the COVID-19 pandemic, we have increased the number of employees working remotely and we continue to allow remote work even after the pandemic. This will require us to continue relying on remote-access information technology systems, which increases the risk of unavailability of our systems and infrastructure, disruption of telecommunications services, widespread system failures, and exposes us to increased vulnerability to cyberattacks could adversely affect our ability to conduct our business may be adversely impacted. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. The theft of data from our customers may subject us to significant fines and penalties, adversely affecting our results of operations and damaging our reputation.

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

As we continue to grow our business, we may face a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 5,287 agreements with third-party authors with respect to educational content. We own approximately 581 trademark registrations, including the trademarks and logos of “Vasta”, “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação”, “Plurall”, “Mind Makers” and “Start Anglo Bilingual School”, among others. We also have approximately 14 pending trademark applications in Brazil and four in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor by Cogna). As of the date of this annual report, we owned approximately 95 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Starting in the first half of 2023, we began offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2024, the B2G sector served to a student-base of over 290,000 students in 3rd, 5th, 7th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statements as other products and services and represented 6.2% of our total revenue in the fiscal year ended December 31, 2024.

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

For more information on our plans to expand our business into the public school sector, see “Presentation of Financial and Other Information—Corporate Events—Revenue stream.”

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

As of December 31, 2024, the balance of impairment losses on trade receivables was R$89.8 million, a decrease of R$2.2 million from R$92.0 million on December 31, 2023. Our impairment losses on trade receivables balance in the Consolidated Statements of Financial Position as of December 31, 2024 and 2023 represented 5.4% and 6.2% of our net revenue from sales and services as of each period-end, respectively. An increase in defaults by our customers could have an adverse effect on our business and financial condition. In addition, any increase in the student attrition rates among our customers could have an adverse effect on our operating results. Any significant changes in our projected student attrition rate and/or in failure to re-enroll students may affect our partner schools’ enrollment figures, as well as their ability to recruit and enroll new students, could have a material adverse effect on our projected revenue and operating results.

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

Beginning in 2024, we began to prepay commission amounts to some customers that would be paid in April and August of the following year. This commission is calculated based on the net revenue obtained from sales made to families (B2B2C operation), where we have a contract with the school, which commits to promoting the purchase of educational material on electronic e-commerce platform, and in return receives a commission. As of the date of this annual report, these credit operations are not significant to us, but if the model grows and becomes a substantial part of our business in the future, the risk of non-achievements of budgeted revenues may generate a risk of the Company incur in prepayments higher than the expected commission for each customers  and could have a adverse effect on our cash flow.

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

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 20%, 27% and 36% of the net revenue from textbooks sales in 2024, 2023 and 2022, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 5.3% in 2024, 7.1% in 2023 and 8.2% in 2022. Saraiva Gestão de Marcas S.A. is jointly owned by Cogna and third parties who are not controlled by us or Cogna. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

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

As of December 31, 2024, we had total outstanding bonds of R$762.0 million compared to R$791.8 million as of December 31, 2023, comprising (i) private debentures issued by Somos Sistemas to Cogna (as creditor) bearing interest at an average annual rate of CDI plus 2.4%, with semi-annual coupon payments and a bullet repayment at maturity in September 2025; and (ii) debentures issued by Somos Sistemas to Cogna bearing interest at an average annual rate of CDI plus 1.35% for the first tranche and 1.60% for the second tranche, with semi-annual coupon payments and a bullet repayment at maturity in May 2029. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”. Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

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

As of December 31, 2024, we had accumulated tax losses carryforwards of R$668.5 million which are available as offsetting credits against future taxable profits compared to R$594.4 million as of December 31, 2023. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. The Company's historical tax losses is driven mainly by the tax amortization of goodwill, the amortization of intangible assets acquired through business combination originated in 2018 and by operating losses carryforward. In accordance with Brazilian tax regulation, tax losses carryforwards have a limitation for use to a 30% of taxable profit generated in the year and does not expire. According with the Company´s estimate, the realization of a portion the deferred tax asset related to tax loss carryforwards is expected to begin in 2026 and is expected to be utilized by 2032.

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a product designed to bring the same level of profitability and loyalty as our learning systems. In 2024, 2023 and 2022, revenues from PAR Platform contracts accounted for 9.9%, 9.7% and 11.3%, respectively, of our net revenue (comprising Learning Systems, Complementary Solutions and Textbooks). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 87% of PAR Platform contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR Platform contracts already considers the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.21 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 79 students purchase a new book, and 21 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

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

In addition, when partner schools enter into agreements with us, they report to us an estimate of the number of students that will be enrolled for the upcoming school calendar year, using our products and services. However, we cannot assure you that the number of students previously reported by a specific partner school in a specific segment is the actual number of students that will be enrolled and our expected net revenue may be adversely affected by inaccurate reporting, which could have a material adverse effect on us, our reputation and results of operation.

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

We benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provides that our tax rate on the sale of books is zero for both the Social Integration Program tax (Programa de Integração Social, or “PIS”) and the Social Contributions on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian Services tax (Imposto Sobre Serviços, or “ISS”) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”). If the Brazilian federal or state governments or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities or cancel or reduce the tax benefits applicable to the sale of our products (including digital books and e-readers) and/or challenge such treatment, and we are unable to pass any resulting cost increase onto our customers, our results of operations could be materially adversely affected. Tax exemptions available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court issued on March 8, 2017. However, there is no assurance that the Brazilian Supreme Court will not change its position on the taxation of digital books, which could have a material adverse effect on our business and results of operations.

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

We may also require approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or “CADE”, or other regulatory authorities, in order to conduct certain acquisitions or investments for education companies exceeding or equivalent to annual gross revenue of R$75 million. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of certain operations of our targeted acquisitions or could impose other restrictions on the operations and business of the target. Failure to obtain approval from CADE or other regulatory authorities for future acquisitions, or any conditional approvals of future acquisitions, may result in expenses that could adversely affect our results of operations and financial condition.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, we are constantly enhancing our security measures with new technologies to ensure even more effective protection against unauthorized access. During the years ended December 31, 2024 and 2023, we detected certain attempts to breach the security of our IT systems, all of which were unsuccessful. Moreover, we continuously monitor potential vulnerabilities in our IT and data systems and strive to improve security. Current unfinished initiatives in this regard include: (i) a disaster recovery system for our data centers; (ii) implementation of the Secure Development program; and (iii) a continuous monitoring program for our Secure Ambient program. During the years ended December 31, 2024 and 2023, there were no successful attempts to breach the security of our IT systems, though there can be no assurance that we will be able to stop all attempts to breach our IT systems.

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

The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through a network breach by an unauthorized party, employee theft, misuse, error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

We are subject to the General Personal Data Protection Law (Lei Geral de Proteção de Dados, or “LGPD”), as amended. As a result of any failure to comply with the LGPD or any cybersecurity incidents, we may be subject to the following penalties: (1) legal notices and the requirement to adopt corrective measures, (2) fines of up to 2.0% of our company’s or our group’s revenue up to a limit of R$50.0 million per infraction, (3) disclosure of the violation once it has been verified and confirmed, and (4) blocking and deletion of the personal data involved in the violation.

Failure to comply with the rules for protecting personally identifiable information, including the LGPD, could potentially lead to legal proceedings or could result in penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), our accounting personnel and other resources are not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of the consolidated financial statements for the year ended December 31, 2024, our external auditors obtained an understanding of the internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002. During this process, material weaknesses in our internal controls over financial reporting as of December 31, 2024, were identified, which were communicated to management. A material weakness is a deficiency, or combination of controls deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Material weakness have been identified related to the Company’s control environment, risk assessment, information and communication, and monitoring activities resulting in material weaknesses related to the ineffective design, implementation, and operation of general information technology controls (GITCs) in the areas of user access, program change-management and computational operation over information technology systems and operational supporting systems that support the Company’s financial reporting processes, as well as the completeness and accuracy of reports used by the Company, which resulted in business process controls that are dependent on the affected GITCs also being considered ineffective because they could have been adversely impacted.

We have adopted, and continue to adopt, several measures to improve our internal control over financial reporting, including: (i) conducting a detailed assessment to understand the root causes and extent of the weaknesses; (ii) strengthening business process controls that were dependent on the affected GITCs; (iii) conducting periodic reviews and internal audits with the support from a third party to identify any emerging weaknesses and address them promptly; and (iv) investing in technology upgrades or enhancements to improve GITCs, ensuring robustness and effectiveness.

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

Public health outbreaks, epidemics or pandemics, could materially adversely impact our business. For example, the COVID-19 pandemic adversely affected our business, results of operations and financial condition in 2021 and 2020 as school closures in Brazil impacted the number of schools and students that used our products, and the aggregate effect of other restrictive measures in Brazil resulted in a decrease in production of our learning materials. We were also impacted during that period by a temporary closure of our distribution centers (and reduced operations once reopened), the cessation of operation of certain transportation companies for undetermined periods, and a decrease in incomes which affected enrollment levels at our client schools. The potential impact of any future health outbreak, epidemic or pandemic, and the measures that may be taken to control such outbreak, cannot be predicted and are beyond our control and it is possible that any such future outbreak could have an adverse effect on our business and results of operations.

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

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns. Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or flooding. For instance, in May 2024, the Brazilian State of Rio Grande do Sul suffered catastrophic flooding, resulting in significant loss of life and displacement of residents in several municipalities. Our public and private sector partner schools in the State of Rio Grande do Sul were materially affected by these floods and remained closed for some time, though these schools reopened a few months later. Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels. To the extent these physical risks continue to materialize into extreme weather events in the municipalities in which we and our partner schools operate, our business, financial condition and results of operations may be adversely affected.

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
27

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

As of December 31, 2024, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$157.1 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, A&R Comércio e Serviços de Informática Ltda. (Pluri Educacional) and Mind Makers, among others. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with Cogna, whereby Cogna agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that was held by Cogna Group, for up to R$150.3 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies up to the date of this annual report, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. We cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by Cogna would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by Cogna, our business and results of operations will be negatively affected.

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

Salaries and payroll charges account for a significant component of our total expenses (which are allocated to the cost of goods sold and services, general and administrative expenses, and commercial expenses lines on the consolidated statement of profit or loss). Salaries and payroll charges for the year ended December 31, 2024 were R$323.0 million, representing 23.7% of the total expenses of R$1,361.5 million. For the year ended December 31, 2023, salaries and payroll charges were R$307.9 million, representing 22.8% of the total expenses of R$1,352.7 million. For the year ended December 31, 2022, salaries and payroll charges were R$281.9 million, representing 23.8% of the total expenses of R$1,183.7 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

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

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. Such measures have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.8%, 4.6% and 5.8% for the years ended December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares.

One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015, to 2.00% on December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 13.75% as of December 31, 2022. In the third quarter of 2023, COPOM reversed this trend, decreasing Brazil’s official interest rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023, to 11.75% on December 14, 2023, to 11.25% on February 1, 2024 and to 10.75% on March 21, 2024. In the third quarter of 2024, COPOM reversed this trend, increasing Brazil’s official interest rate to 11.25% on November 7, 2024 and to 12.25% on December 12, 2024. As of the date of this annual report, Brazil’s official interest rate was 14.25%. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition. Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

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

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business.

In addition, uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Brazilian Macroeconomic Environment”.

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

In addition, there are uncertainties around the policies to be followed by the incumbent government, the ability of this administration to continue implementing policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. Moreover, although the tax reform on duties levied on consumption was approved by the Brazilian Congress in 2023, it continues to require the approval of additional legislation by the lawmakers in 2025 to be fully implemented by the Brazilian government. A new round of tax reforms is also expected to be presented to the Brazilian Congress by the Brazilian government in 2025, including the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The incumbent administration has stated that this proposed reform is among their priorities, along with other economic reforms. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, expenditures by the Brazilian federal government have historically led to fiscal deficits at the federal level. However, the Brazilian federal government recorded a budget surplus in 2021 and 2022, due in part to rising commodity prices and higher inflation. In 2023, as commodity prices stabilized, inflation receded and cyclical activities slowed down, government revenue also decreased, while expenditures continued to rise, resulting in a budget deficit. In 2024, public expenditures continued to rise at a faster pace, and Brazil registered another budget deficit in the period. The Brazilian government continues to face a challenging fiscal environment despite the approval of a new fiscal framework in 2023. Similarly, the governments of Brazil’s constituent states are grappling with fiscal challenges due to high debt burdens, declining revenues, and inflexible expenditures, extensive federal economic relief programs, and aid efforts to address the impacts of the early 2024 floods in Rio Grande do Sul.

The uncertainties regarding the implementation of the Brazilian government’s agenda, considering the scenario for 2025 (completion of the tax reform on consumption, approval of measures to curb public expenditures, assessment of changes to income tax rules, the relationship between the executive, legislative, and judiciary branches, and interactions among leading political parties) and changes related to monetary, fiscal, and social security policies could affect the Brazilian economy. Any such developments may contribute to economic instability in Brazil and increase the volatility of securities issued by Brazilian companies, including our securities.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019 and reached R$5.937 per US$1.00 as of May 14, 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00 on December 31, 2024, which represented a 27.9% depreciation in the real against the U.S. dollar during 2024. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years. In the year ended December 31, 2024, Brazilian GDP grew 3.4%, and in the years ended December 31, 2023, 2022 and 2021 grew 2.9%, 2.9% and 5.0%, respectively. Growth is limited by a number of factors, including the devaluation of the real relative to the U.S. dollar, persistent inflation and high interest rates. Such factors are aggravated by infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Since 2017, there has been an increase in volatility in Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, uncertainties regarding Latin American, particularly Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. Moreover, the United States and Russia have been at odds over Eastern Europe, and particularly with respect to the ongoing conflict in Ukraine. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

On October 7, 2023, the state of Israel was the target of an attack by terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. By late 2024, the conflict had escalated significantly, with expanded military operations in Gaza, increasing casualties, regional spillover risks involving neighboring countries, and heightened global tensions. For example, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains.  In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. The war continues to cause a humanitarian crisis and has contributed to rising oil and gas prices, inflationary pressures, and market volatility. It remains unclear whether these challenges and uncertainties will be contained or resolved, or what effects they may have on global political and economic conditions in the long term.

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

Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, and unemployment could affect the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

While as of the date of this annual report there have not been any material impacts from the above-mentioned matters in our consolidated financial statements, consequences arising from the conflict, or any other unforeseen developments, could adversely impact our business and the price of our Class A common shares.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status (with declines until 2023, but slight improvement in recent years), causing Brazil’s sovereign credit ratings to oscillate as follows:

  Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on November 30, 2021. On November 19, 2023, Standard & Poor’s upgraded Brazil’s credit rating from a BB-positive issued on June 14, 2023, to BB stable.
  In December 2015, Moody’s placed Brazil’s Baa3 issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2 stable. On May 1, 2024, Moody’s maintained Brazil’s credit rating at Ba2 with a positive outlook, with a subsequent upgrade on October 1, 2024 to Ba1 positive.
  Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 14, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative. On July 14, 2022, Fitch announced Brazil’s credit rating at BB- with a stable outlook, and on July 26, 2023, Fitch upgraded Brazil’s credit rating to BB stable.

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

Certain Factors Relating to Our Class A Common Shares

Our parent company, Cogna, owns 100% of our outstanding Class B common shares, which represent 97.6% of the voting power of our issued share capital and 80.3% of our total equity ownership, will continue to control all matters requiring shareholder approval. Cogna’s ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2024, Cogna controls our company, owning 80.3% of our issued share capital, through its beneficial ownership of all of our outstanding Class B common shares, and consequently, 97.6% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Cogna will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Cogna will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Cogna may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Cogna’s decisions on these matters may be contrary to your expectations or preferences, and Cogna may take actions that could be contrary to your interests. Cogna will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. We may need to allocate additional resources, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

ITEM 4. INFORMATION ON THE COMPANY
A.  History and Development of the Company

Our History

Our business is the result of several acquisitions and in-house development of solutions throughout the years, and we have a solid track record in the educational market that traces back to the beginning of the century. The solutions presented below were integrated one by one in a thorough process, resulting in what is now a one-stop-partner provider to schools with an unmatchable market offering. Based on our extensive knowledge of private schools given Cogna’s history of owning schools’ operations, additions to Vasta’s platform have enforced cross-knowledge and improvements to take our solutions to the next level.

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

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$23.6 million, subject to certain adjustments related to future results, of which R$10.0 million was paid in cash upon signing the agreement, with half of the remaining amount paid in 2021 (R$3.1 million, as readjusted) and the other half of the remaining balance payable in 2022. The agreement is also subject to certain additional earn-outs, associated with targets tied to revenue and profit that could increase the purchase price by an additional R$5.4 million over the life of the earn-out period, which is recorded at fair value. During the fiscal year ended December 31, 2023, the purchase price increased by R$33.0 million due to the earn-out performance relating to number of students using the acquiree’s products, which was paid in full on April 30, 2023.

Following our IPO, we continued to expand our portfolio of services through a series of acquisitions and new product integration, as described below.

On November 20, 2020, we concluded the acquisition of Meritt, a cutting-edge Brazilian digital assessment platform. Meritt’s acquisition provides relevant cost synergies with the streamlining of tests and mock exams for the Vasta brands and contributes to investments expertise in online and adaptive testing. Meritt allows us to identify more quickly each student’s strengths and areas for improvement, with the goal of guaranteeing a continuous evolution of their academic results, both in traditional exams and selection processes. The purchase price was R$3.5 million, of which R$3.2 million was paid in cash and R$0.3 million is to be paid in installments that are currently outstanding and accrue interest based on the CDI rate. The outstanding accounts payable balance as of December 31, 2024 amounted to R$0.3 million.

On March 2, 2021, we acquired, through our wholly owned subsidiary, Somos Sistemas, 100.0% of the outstanding shares and voting rights of Sociedade Educacional da Lagoa Ltda., or SEL for a purchase price of R$65.0 million. A payment in cash in the amount of R$38.1 million was made on March 2, 2021 and the remaining amount of R$26.9 million is subject to certain post-closing conditions and price adjustments including, with respect to contracts with SESI (Serviço Social da Indústria), a R$39.4 minimum contracted revenue for the years 2023 and 2024. We have met the minimum contracted revenue requirement in each of 2023 and 2024. SEL provides technical and pedagogic services to education platforms, including maintenance of such platforms, development and improvement of content and trainings to professionals. This transaction was fully paid on April 30, 2024.

On May 27, 2021, we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software. The purchase price was R$11.3 million, of which R$4.1 million was paid in cash and the remaining amount of R$7.3 million will be paid in installments until December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, we recognized a contingent consideration of R$3.3 million subject to certain post-closing price adjustments (achievement of financial targets such as maintenance of contracts, net revenue and average global cost, in addition to non-financial targets such as platform engagement, satisfaction of the customer in the service provided and adequate level of information security) for the years 2022 and 2023. The outstanding accounts payable balance as of December 31, 2024 amounted to R$2.7 million.

On August 1, 2021, we acquired through our subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), the entity EMME – Produções de Materiais em Multimídia Ltda., or “EMME”, which provides educational marketing solutions for schools, through license of its “software as a service.” The purchase price was R$15.3 million, of which R$3.1 million was paid in cash and the remaining amount of R$12.2 million will be paid in installments until August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index). The outstanding accounts payable balance as of December 31, 2024 amounted to R$5.9 million.

On February 22, 2021, our wholly owned subsidiary, Somos Sistemas, entered into a sale and purchase agreement to acquire Editora Eleva S.A., (“Editora Eleva”), a K-12 education platform provider, from Eleva Educação S.A., (“Eleva Educação”). The purchase price was R$611.5 million, subject to certain price adjustments, in installments over a five-year period (each installment adjusted by the positive variation of the CDI index). The consummation of the acquisition of Editora Eleva was completed on October 29, 2021. Additionally, Saber, an affiliate of Cogna, agreed to sell up to all of its K-12 schools to Eleva Educação, subject to satisfaction of certain conditions precedent. Following the acquisition of Editora Eleva, Somos Sistemas and Eleva Educação entered into a commercial agreement setting forth the main terms that will guide a long-term partnership with Eleva Educação, including the sales of learning systems materials to approximately 90% of the students of the schools currently owned by Eleva Educação, as well as any greenfield or newly-acquired schools with the same business profile and all schools that are acquired from Saber, during a 10-year period. The commercial agreement also provides for a commercial discount amounting to R$16.6 million per year, valid for the first 5 years after the execution of the commercial agreement. The outstanding accounts payable balance as of December 31, 2024 amounted to R$420.6 million.

On January 14, 2022, we acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), a complete platform of academic and financial management for K-12 schools, providing software licensing and development, and messaging, retention, enrollment and default management for schools and students. The purchase price was R$22.0 million, comprised of (i) R$8.9 million in cash, paid on the acquisition date, (ii) R$7.6 million to be paid in annual installments over the course of two years, and (iii) a variable R$5.5 million, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026, and adjusted by the positive variation of the IPCA index in the period. The outstanding accounts payable balance as of December 31, 2024 amounted to R$7.1 million.

On July 19, 2022, we acquired a minority interest in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), a financial ecosystem dedicated to K-12 schools and focused on internal management services financial support to educational institutions including tuition guarantees. The purchase price was R$87.7 million for a 45% interest in Educbank, to be paid in four cash installments according to the growth in number of students served by Educbank. The purchase price for the Educbank acquisition has been fully paid as of December 31, 2023.

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

Share Repurchase Programs

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. We concluded the Repurchase Program on March 31, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares for a total of R$62.5 million (US$12.5 million).

Revenue Stream

Starting in the first half of 2023, we started offering our products and services to clients in the public sector, in addition to our existing private school client base. As part of this new revenue stream, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2024, the B2G sector has served to a student-base of over 290,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statement as other products and services and represented 6.2% of our total revenue in the fiscal year ended December 31, 2024.

For information on the risks associated with operating a new revenue stream, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We expanded our operations to public schools in Brazil, which may not be successful and which will expose us to additional risks”.

Corporate Information

Our principal executive offices are located at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil. Our telephone number at this address is +55-11-3133-7311. Our email address is ir@vastaplatform.com.

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

B.  Business Overview

Overview

We are one of the leading high-growth education companies in Brazil in market-share, powered by technology, providing end-to-end educational printed and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners. We expanded our business to provide products and services to public schools in Brazil beginning in the first half of 2023. For more information, see “Presentation of Financial and Other Information—Corporate Events—Revenue stream”.

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

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and it has translated into a 2.6 times LTV/CAC ratio for the solutions that we characterize as subscription arrangements based on the 2024 sales cycle (from October 1, 2023 to September 30, 2024). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of December 31, 2024, our network of B2B customers consisted of 4,744 partner schools, compared to 5,032 as of December 31, 2023 and 5,274 schools as of December 31, 2022. As of December 31, 2024, we had 1,432 thousand enrolled students compared to 1,539 thousand as of December 31, 2023 and 1,589 thousand as of December 31, 2022.

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

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 87.3% of the total net revenue from sales and services in the year ended December 31, 2024, 86.0% of the total net revenue from sales and services in the year ended December 31, 2023 and 88.7% of the total net revenue from sales and services in the year ended December 31, 2022.

Revenue from solutions other than the ones we characterize as subscription arrangements includes sales to public government (“B2G”), university admission preparatory exam courses and e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students, all recoded as other products and services in the financial statements. Net revenue from sales and services deriving from these solutions represented 12.7% of the total net revenue of our sales and services for the year ended December 31, 2024, 14.0% of the total net revenue of our sales and services for the year ended December 31, 2023 and 11.3% of the total net revenue of our sales and services for the year ended December 31, 2022.

Following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 18% CAGR increase in our ACV Bookings from 2019 to 2024. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; (3) streamlining and reducing administrative costs and overheads, (4) reducing our indebtedness ratio, (5) focusing on a more premium product mix, (6) the launch of new business models, including a franchise dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for university-entrance exams, and (7) offering our products and services to clients in the public sector (B2G), in addition to our existing private school client base. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

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

For Public School Administrators

We believe that our fully integrated platform will allow public school administrators to maximize time, access a broader set of information more intelligently, develop new action plans for improved education outcomes, promote leadership and motivate their teams. Our solutions for public school administrators will be divided into three main offerings which will include the following features: (i) Core Content: diagnostic evaluation, pedagogical advisory services, and print and digital content; (ii) Opportunity: provision of unified materials aimed at learning recovery, essential skills prioritization (such as Portuguese and mathematics) and preparation for the Basic Education Evaluation System (Sistema de Avaliação da Educação Básica), or “SAEB”; and (iii) Complementary Solutions: solutions focused on computational thinking, social and emotional intelligence, physical education, foreign languages and financial education.

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

Once ENEM reports students’ results, each student can enroll in the Unified Selection System (Sistema de Seleção Unificada), or “SISU”, and apply through their platform to public universities, who accept incoming students based on students’ rankings. Since January 2024, we had over 13,151 students from our partner schools approved, or 15% of our total high school senior students.

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

Methodological Option in the Private Schools
(2024)

Source: Vasta’s internal database (“Lista de adoção”), covering around 85% of Brazilian students in the private market as of December 2024.

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

Our Competitive Strengths

True Partner of Choice for Private K-12 Schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though Cogna, our parent company. As of December 31, 2024, we served 4,744 schools in the K-12 private market, with almost 1.4 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

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
51

Strong Combination of Content and Technology Teams Dedicated to Enhancing Our Value Proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 189 product, technology, digital operations and content specialists. These specialists are organized in 12 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

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

Robust Salesforce, Business Intelligence Team and Customer-centric Mindset Lead to Differentiated Go-to-Market Strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 235 educational specialists (which include (i) hunters, responsible for prospecting new clients, and (ii) farmers, responsible for up-selling and cross-selling) and 188 customer support experts, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 19,929 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school.

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

  Anglo is the top-of-mind brand among learning systems considering premium schools’ choices and, alongside pH, is among the top four most preferred brands among school administrators and educators according to Hello Research.
  Publishers in our K-12 business have been honored with 102 Jabuti prizes since 1959, an award widely recognized as the most prestigious literary honor in Brazil.
  Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics: as of December 31, 2024, we had over 13,151 students from our partner schools approved in the university entrance exams.

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. In November 2024, we scored 86 and 78 out of 100 possible points for Anglo and pH learning systems, respectively, in a survey carried out by us with our partner schools, and 66.8 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

According to data from SimilarWeb, in 2024, Plurall was the digital platform with the highest share of traffic in the private sector: 37.9%, 28.5 percentage points above the second player. Plurall has supported our partner schools and their students with digital tools and contents and helped to deepen the learning process and assessments throughout the hybrid education.

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

The Nature of Our Business Model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and high scale, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR Platform and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 87.3% of total net revenue from sales and services in the year ended December 31, 2024, 86.0% of total net revenue from sales and services in 2023 and 88.7% of our total net revenue from sales and service in 2022. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks.

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

Our Growth Strategy

Increase Shift towards Solutions We Characterize as Subscription Arrangements within Our Current Customer Base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2024, we sold products (including textbooks without subscription) to approximately 2.2 million students from private schools, of which 1.9 million were from schools that had a contractual relationship with us, or 86% of potential students from schools that use our products. From December 31, 2023 to December 31, 2024, and from December 31, 2022 to December 31, 2023, we successfully converted 5.5% (0.8% to PAR Platform and 4.7% to learning systems) and 11.7% (9.9% to PAR Platform and 1.8% to learning systems), respectively, of schools without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the years ended December 31, 2024, 2023 and 2022, net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 87.3%, 86.0% and 88.7%, respectively, of our total net revenue from sales and services. The Company considers subscription revenue from the following revenue streams: Learning System, Complementary Education Services, and Textbooks.

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

  As of December 31, 2024, only 16.1% of our student base used both our core and socio-emotional solutions; and
  As of December 31, 2024, only 11.6% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of December 31, 2024, we had 1.92 million enrollments in our solutions (1.43 million in core content and 0.483 million in complementary solutions), considering each student at each solution as an enrollment.

Grow Our Base of Partner Schools

Our sales force will continue to pursue greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 33% of private K-12 students in Brazil as of December 31, 2024. We intend to continue to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

We expanded our reach of partner schools to schools in the public sector. We believe that our digital platform and broad portfolio of core content solutions and complimentary services will allow us to access a public-school market in need of the solutions that we have developed over the years. Our objective in pursuing this expansion is to grow our net revenue from sales and service and Adjusted EBITDA and improve our Adjusted EBITDA margin. Accordingly, we (i) created a new portfolio of products and services, focused on state secretariats for education; (ii) allocated managerial and financial resources for this new business initiative; and (iii) implemented certain business-generating and marketing strategies for the public sector. In the year ended December 31, 2024, the B2G sector has grown to a student-base of over 290,000 students in 5th and 9th grades of elementary schools and in high schools, concentrated in the northern region of Brazil in the State of Pará, which is our main B2G client. Moreover, the revenue from the B2G revenue stream is included in our financial statement as other products and services and represented 6.2% of our total revenue in the fiscal year ended December 31, 2024.

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

Since 2020, we acquired Sociedade Educacional da Lagoa Ltda., or “SEL”, EMME – Produções de Materiais em Multimídia Ltda., or “EMME”, Phidelis and Escola Start Ltda., or “Start”, in addition to a minority interest investment in Educbank, which, together with Livro Fácil, form the base of our digital services strategy, in particular with respect to the delivery of administrative digital solutions. Moreover, since 2023, we commenced offering our products and services to clients in the public sector, in addition to our existing private school client base. With the expansion of our scope and product and service offerings through our platform, our partner school base could increase even further.

The Markets in Which We Operate and Opportunities for Growth

According to a 2018 report by Oliver Wyman (and adjusted for inflation) the Content & EdTech Platform and Digital Platform markets for private schools in Brazil was R$35.7 billion as of December 31, 2024, segregated between: (1) R$8.7 billion for core content; (2) R$9.2 billion for complementary education solutions; and (3) R$17.9 billion for digital platform. According to a report by Oliver Wyman it is expected that these markets will reach R$54.0 billion by 2030, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2024, we estimate we captured approximately 12.3% of the TAM for core content, 2.3% of the TAM for complementary education solutions and 0.5% of the TAM for our Digital Platform business unit, which we believe represents significant growth opportunity.

With 47.3 million students enrolled in private and public schools in 2023 according to Censo Escolar 2023, Brazil’s K-12 education segment is significantly larger when compared to other players around the world; Brazil’s K-12 students account for 23% of the total population, while in the United States, students enrolled in private and public schools account for 16% of the total population (considering an estimate of 54.1 million students attending school in 2023), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in “—Industry Overview”.

Source: BMI, INEP and UNESCO (2023)

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

Limited Internal Management and Administrative Solutions for Schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2024, there were approximately 41,555 private schools in Brazil as of 2024, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

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

Learning Deficits from Previous Years

Brazilian students from the public schools have always grappled with the issue of students progressing through each year/grade without developing the necessary skills as prerequisites for subsequent years/grades. This accumulation of deficits in basic skill building negates the development of more complex skills. The problem worsened during the COVID-19 pandemic as, due to precarious online classes, some skills were not properly developed or assimilated by students which have not been adequately recovered within subsequent school cycles. Therefore, all public-school networks have mobilized to effect strategies to help educators address and catch up on topics from previous years, without completely interrupting the current year’s curriculum. They seek instructional materials developed for this purpose, as well as diagnostic assessments to monitor students’ learning progress. This trend is expected to continue for several years until this generation completes their K-12 education.

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

Social Responsibility

The UN’s 2030 Agenda sets forth goals to eradicate poverty and promote a dignified life for all. Pursuant to these targets and ideals, many public officials and public entities have directed their concerns toward an issue that still plagues Brazil, illiteracy among young people and adults. Illiteracy is understood to prevent the full development of citizenship, and in Brazil there are approximately 11 million illiterates. Thus, programs that help tackle this issue, as well as develop financial education awareness, have also been trending.

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

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$495 for Maxi to R$1,043 for Fibonacci, catering to a wide range of customers, as further detailed below.

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

  Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi reaches over 147 thousand students in 752 schools distributed all over Brazil (27 states).
  Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 17 Brazilian states with over 16 thousand students, concentrated in the states of Rio de Janeiro, Pernambuco and Minas Gerais.
  Ético: has a contextualized and interdisciplinary approach and reaches approximately 87 thousand students in approximately 421 schools, including Pluri schools that adopt Ético.
  Amplia: Amplia (ex-Eleva Educação) was built on three pillars: academic excellence, socio-emotional skills, and citizenship, with the objective of developing students’ abilities at their own pace. Amplia is present in 26 Brazilian states in over 520 schools with over 172 thousand students.
  Mackenzie: Mackenzie is based on the worldview of Christianity and on integrated learning. It also has interactive and meaningful learning and creative methodologies that improve individual and collective learning. Mackenzie is present in 26 Brazilian states, serving 515 schools with nearly 111 thousand students.
  Pitágoras: focused on developing educators, leaderships and students. Pitágoras is available in 26 Brazilian states, with more than 101 thousand students in over 378 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia.
  pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 128 thousand spread across more than 381 schools. pH is present in 23 Brazilian states.
  Anglo: with a “Class given, class studied” approach, Anglo always provides access to homework combined with the content taught in class. Anglo is our most relevant brand, with more than 353 thousand students and over 993 schools spread across 26 Brazilian states, with a high concentration in the state of São Paulo. Additionally, approximately 35% of the schools served by Anglo have been in our client base for over 15 years.
  Fibonacci: Founded in 2011 in the state of Minas Gerais, the Fibonacci education system ensures an education with material that focuses on Enem content through an interactive digital platform, allowing for individualized learning with a student base of approximately 3,289 students spread across 29 schools.
  SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides digital platform and assessment tests to 153 SESI schools spread across 23 states, totaling approximately 80 thousand students.
63

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 230 thousand students and approximately 773 schools, spread across 25 states.

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

Our evaluation system includes a data-driven pedagogical offering which focuses on practice tests for standardized exams such as ENEM to our partner schools. These tests have a fundamental role in providing data, diagnosing and guiding action plans that could change or reinforce our and the schools’ pedagogical practices. In order to transform this data into important insights, we have a specific department called our Learning Evaluating Area, whose only responsibility is creating, correcting and providing feedback to our partner schools. The goal of these evaluations is to understand the cognition level and abilities of the students as well as to orient the pedagogical plan on multiple segments. In 2021, we launched our new platform of online assessment integrated with Plurall, driven by the acquisition of Meritt (November 2020), enhancing a key feature of our platform and which increases the adherence to our solutions. As a result, we delivered more than 3.8 million assessment tests, further developing our capacity to use big data to drive our innovation and solutions development. Furthermore, we also offer a continuous education program for educators, teaching coordinators, educational counselors, principals, psychologists, administrative agents, and the administrative support staff. Together with face-to-face training, usually during conferences, seminars and congresses, online learning programs are offered, linked to our parent company, Cogna.

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

Plurall is a practical, organized and innovative platform offering a complete range of content and services to students, including content seen in the classroom, teaching materials, exercise lists, ENEM exams and tests from Brazil’s main university entrance exams, videos to help in the resolution of tasks, online tutoring and a database of questions and answers from other students. For every class taught, there is associated homework, providing students with a better understanding of the content. For highly skilled students, we also offer tasks with greater complexity in order to challenge and motivate them, helping them to develop their full potential. Plurall is highly responsive and makes use of artificial intelligence and machine learning algorithms to support teachers by generating personalized lesson plans, summarizing content and creating new activities and assessments.

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

Socio-Emotional

  O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade and allows the structuring of the socio-emotional curriculum in partner schools. It has over 203 thousand students spread across 26 states, with a higher concentration in São Paulo.

Languages

  English Stars, an English educational platform designed to develop fluency in the English language with high penetration in schools, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art, which can be offered both during school and during extracurricular hours.
  EduAll, a bilingual program, built to enhance our current solution (English Stars) with a hybrid learning experience with games, digital books, online assessments and digital readers, combined with what we understand to be a renowned quality of teachers and students’ books produced by Macmillan, which agreed to a partnership with us in 2021, to develop this unique, exclusive solution for the Brazilian market that combines the reputation of this recognized brand with our experience in the learning system market. EduAll also allows us to increase presence in a market that we believe will be transitioning towards an increasing number of English hours in school curriculum. Because EduAll is a very flexible program, schools can choose the standard three-hour per week program plus add building blocks to complete up to a 10 hour per week program.
65

Academic

  Plurall Olímpico, Vasta’s platform of preparatory content for scientific competitions. It offers full support to students, parents and educators engaged in the most prestigious competitions, generating visibility and value to schools as a differentiated service.

STEAM (Science, Technology, Engineering, Arts and Mathematics)

  Mind Makers uses children’s curiosity and energy as fuel to create rational minds with powerful computational thinking skills. Mind Makers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises. Mind Makers was acquired by Vasta in 2020 and included in our go-to-market strategy since 2021, serving 375 schools and 125 thousand students in 2024.
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

Our offerings to public school are of a transformative nature. The Plurall digital platform serves as the foundation of our solutions, making our other services highly scalable an essential condition for meeting the demands of the public sector in a country of Brazil’s size. Our solutions also include university entrance diagnostic assessments, with recommendations for pedagogical actions to adjust the learning paths of each school, class, and student, always with the teacher as the protagonist, mentor, and facilitator of the teaching and learning processes. The public school portfolio comprises the following solutions:

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
  Leader in Me: An educational solution aimed at developing socio-emotional competencies of K-12 students, also providing a digital educational platform through Plurall, pedagogical consultancy, implementation support and supplementary resources.
  Education Systems: An educational solution consisting of a structured teaching system for K-12 students and teachers, comprising specific sets of pedagogical notebooks for students, supplementary material, a teacher’s notebook, pedagogical consultancy, and a digital educational platform through Plurall.
  Prepara ENEM: An educational solution focused on preparation for the ENEM, intended for students and teachers, and integrated with a digital platform through Plurall. Prepara Enem features video lessons for the ENEM preparatory course, including an automated essay correction platform, or the R1000, assessments, and pedagogical consultancy.

Client Credit Operations

Starting in 2025, we are developing a credit line for our school customers, secured by the amount to be paid to us, related to the sale of our educational system, typically paid to the schools via credit cards or bank installments. These initiatives will allow us to access a new growth line that is not fully exploited today, driving the growth of our schools and enabling us to build long-term relationships.

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
67

While we do not handle certain of these steps directly, we have the technological expertise to monitor all processes, which is essential for the control of the production stages and for maintaining our standards in terms of quality and competitiveness.

Our authors are educators whose copyright can be acquired permanently or licensed by edition. In the case of licensing, the copyright payment is calculated as a percentage of net sales revenue. We currently have approximately 5,287 authors working under our various brands. We have exclusive publication and distribution of content written by such authors, and as a result, we have a robust base of educational content.

We outsource the printing of our books, using 15 printers and six product handlers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through our distribution centers in São José dos Campos and Pernambuco. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution centers, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

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

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of December 31, 2024, we had 4,744 partner schools with 1,432 thousand students, presence in all 27 Brazilian states, with a large concentration in high income states São Paulo (31% of our students) and Rio de Janeiro (12% of our students), and growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

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

We believe that we are part and parcel of a safe, respectful and transparent environment, where everyone can be their best version and exercise their full potential. Our culture and innovative mindset are the basis of what drives us to deliver the best and most complete offering to our partner schools and stakeholders, who count on us every day to support one of the most important pillars of our society: the next generation’s education. Our vision is to be the principal driving force of the reinvention of education for the 21st century student.

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

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of December 31, 2024, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

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

Plurall had more than 2.2 million registered student users by the end of 2024, comprising both private and public-school bases, allowing these students to engage in over 770 million activities and exercises through our platform.

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

The following graphics illustrate certain key metrics related to the expansion of Plurall since January 1, 2024. According to data from SimilarWeb (2024), in the fiscal year ended December 31, 2024, we had 37.9% of the K-12 traffic share compared to 9.4% of our main competitor. In the fiscal years ended December 31, 2023 and 2022, we had 35.8% and 30.0%, respectively, of the K-12 traffic share compared to 16.4% and 15.2%, respectively, for our main competitor.

Visits over Time (2024)

Source: Company and SimilarWeb. Considers the period between January 1, 2023 and December 31, 2024.

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

Our video classes are very dynamic and scalable, and allow for great user interactivity, with students navigating through different scenarios according to their responses to each question. In order to create an unparalleled adaptive learning platform, our content production is very granular and broken into content regarding information on each specific topic and on the skills and competences required to complete the assignment. We take great care in combining the theoretical content of each topic with engaging features and a unique user experience.

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

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with a continuous focus on understanding our customers’ needs and delivering fully integrated solutions. With the support of 188 customer support experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

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

The main stages of the marketing and sales process include:

  Carrying out a market census in the over 19,600 private schools targeted by the commercial team (around 85% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;
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

Public K-12 (B2G)

In the second semester of 2022, we engaged Bain & Company, a renowned strategic consultancy company, to map out opportunities in the K-12 public market in Brazil. This study revealed that the government budget for Brazil’s public basic education network (TAM) is expected to exceed R$460 billion by 2026, including new federal allocations to be distributed based on economic and learning criteria.

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

  Strategic and Institutional Partners: This group is comprised of educational institutions and foundations, non-governmental organizations, and competitors offering complementary expertise. In addition to facilitating access to top-level managers (executives or leaders who hold significant decision-making authority and are typically responsible for setting overall strategic direction), this model allows us to be robust in our value propositions. The Strategic and Institutional Partners’ compensation is agreed on a project-by-project basis. There was no payment in this form in 2024.
  Finders: This group is made up of influential educators or prior/inactive public managers. This model facilitates access to senior managers, enabling the formulation of customized offers based on the specific needs of a particular municipal or state network of public schools. The Finders’ compensation is predominantly commission-based or based on commercial intermediation. Finder’s fees are structured as a percentage of the transaction value and are typically agreed upon in advance between the finder and the parties involved. The average finder’s fee is set at 8% of the transaction amount. However, this percentage can vary within a range of 6% to 10% depending on factors such as the complexity of the deal, market conditions, and the specific services rendered by the finder. Finder’s fees are contingent upon the receipt of funds from the transaction, ensuring alignment of interests and risk mitigation for all parties involved. We did not pay any finder’s fees in 2024.
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

Customer Service and Support

Aiming at delivering the best after-sales support in order to increase customers’ loyalty and recurring revenue opportunities, a Pedagogical Advisor is assigned for each school once the contract is signed. The Pedagogical Advisor will regularly visit the school (usually four times a year) and will also accompany the school at all local and national events. On average, each Pedagogical Advisor coordinates 39 schools, and in addition to personal interactions, they are also available for weekly or spontaneous calls. Schools also have access to our relationship center and may, at any time, request more information about their products, services, invoices or others. In addition, Livro Fácil has its own customer service structure, serving mostly families, while also being integrated with the schools’ relationship center.

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

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our NPS score among core education and digital learning brands. As of November 25, 2024, we scored 86 and 78 out of 100 possible points for Anglo and pH learning systems, respectively, as rated by our partner schools, and 66.8 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

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

As provided by the LDB and the BNCC, preschool education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Religious Studies; (7) English; (8) Science and (9) Physical Education. Also, according to the current BNCC, secondary education shall offer curriculum covering the following subjects (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Physics; (7); Chemistry; (8) Biology; (9) English; (10) Physical Education; (11) Sociology; and (12) Philosophy. As our partner schools have autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

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

For more details about our organizational structure please see “—A. History and Development of the Company” and refer to note 1.2 “–Significant events during the fiscal year”.

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

We are party to approximately 5,287 agreements with third-party authors with respect to educational content. We own approximately 581 trademark registrations, including the trademarks and logos of “Somos Educação”, “Editora Atica”, “Editora Scipione”, “Atual Editora”, “Sistema Anglo de Ensino”, “PAR Plataforma Educacional”, “Sistema Maxi de Ensino”, “English Stars”, “Rede Cristã de Educação”, “Mind Makers” and “Start Anglo Bilingual School”, among others. We also have approximately 14 pending trademark applications in Brazil and four in the United States for trademarks “Vasta”, “Vasta Educação” and “Somos Educação”, and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of Cogna), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by Cogna and third parties who are not controlled by us nor Cogna). As of the date of this annual report, we owned approximately 95 registered domain names in Brazil.

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta”, “Somos Educação”, “Somos Science in Learning”, “Ético”, “Editora Atica”, “Sistema Maxi de Ensino”, “Plurall”, “Livro Fácil”, “Sistema pH de Ensino”, “Editora Scipione”, “Sistema Anglo de Ensino”, “PROFS”, “PAR Plataforma Educacional”, “Biblioteca PAR”, “Editora Atual”, “English Stars”, “Rede Cristã de Educação”, “Mind Makers” and “Start Anglo Bilingual School”, among others.

Properties

We occupy 14 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the years ended December 31, 2024, 2023 and 2022, we incurred expenses of R$15.7 million, R$23.9 million and R$18.3 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

We have equity stakes in six companies: Somos Sistemas, Colégio Anglo São Paulo, Sociedade Educacional da Lagoa Ltda. (SEL), EMME – Produções de Materiais em Multimídia (EMME), MVP Consultoria e Sistemas Ltda, and Escola Start Ltda.

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

A.  Operating Results

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to our results for the years ended December 31, 2024, 2023 and 2022.

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

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

	As of December 31,
Number of Enrolled Students	2024	2023	2022
	(in thousands)
Total Vasta	1,432	1,539	1,589
Core content	1,432	1,539	1,589
Complementary education solutions	483	453	400

ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS Accounting Standards. ACV Bookings is a non‑accounting managerial metric and represents our partner schools’ commitment to pay for our offerings. We believe it is a meaningful indicator of demand for our platform. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the twelve-month period from October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to schools in the last calendar quarter of each year, so that schools can prepare their classes in advance prior to the beginning of the school year in January. Consequently, as we recognize revenue when the customers obtain control over the materials, our results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools on the following school year and that was delivered prior to the beginning of the new fiscal year. Therefore, ACV Bookings convey information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our statement of profit or loss, especially in our current scenario of growth.

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

On November 7, 2024, we announced (through a press release furnished on Form 6-K) the result of ACV Bookings for the 2024 sales cycle (from October 2023 to September 2024), that reached R$1.4 billion based on contracted amounts as of such date. This volume represents growth of 12.5% over the revenue from subscription arrangements registered in the 2023 sales cycle. The number of enrolled students for deriving results of ACV Bookings for the 2024 sales cycle is 1,432 thousand.

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

	For the following school years
	2024(1)	2024(2)	2023(3)	2022(4)
	US$ (1)	R$(except number of partner schools and enrolled students)
Number of partner schools	n/a	4,744	5,032	5,351
Number of enrolled students (in thousands)	n/a	1,432	1,539	1,589
Core content	n/a	1,432	1,539	1,589
Complementary education solutions	n/a	483	453	400
Average ticket per student per year	US$152	R$942.5	R$784.3	R$644.4
ACV Bookings (in millions)(5)	US$218	R$1,350	R$1,230	R$1,000

(1)	For convenience purposes only, amounts in reais as of December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2024 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2023 and ending on September 30, 2024).
(3)	For the 2023 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2022 and ending on September 30, 2023).
(4)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting on October 1, 2021 and ending on September 30, 2022).
(5)	We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students”, that will access our content at such partner school in such school year. ACV Bookings is a non‑accounting managerial operating metric and is not prepared in accordance with IFRS Accounting Standards. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

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

	For Year Ended December 31,
	2024	2023	2022
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services(1)	87.3%	86.0%	88.7%

(1)	Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR Platform and complementary solutions) to the net revenue from sales and services in a specific year.

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

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For Year Ended December 31,
	2024	2023	2022
Revenue retention rate(1)	92.8%	91.4%	90.7%

(1)	Calculated by comparing the difference between the net revenue from sales and services generated by our existing partner schools in a specific year and that generated on the previous year. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities.

Reconciliations for Non‑GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA, the Profit (loss) for year, to the Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio for the years ended December 31, 2024, 2023 and 2022. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures— Adjusted EBITDA, Adjusted Net (Loss) Profit, Free Cash Flow and Adjusted Cash Conversion Ratio”.

Reconciliation of Our Profit (loss) for the Year to Adjusted EBITDA

	For the Year Ended December 31,
	2024	2024	2023	2022
	US$ millions(1)		R$ millions
Profit (loss) for the year	78.5	486.4	(83.0)	(54.6)
(+) Income tax and social contribution	(29.0)	(179.3)	(36.7)	(51.1)
(+/-)Finance result	(1.1)	(6.7)	234.6	181.8
(+) Depreciation and amortization	44.7	276.5	277.0	268.5
(+) Layoff related to internal restructuring (2)	0.7	4.4	1.2	3.3
(+) Share-based compensation plans (3)	1.8	11.4	20.2	27.4
(+) Loan write-off (4)	—	—	13.7	—
(+) Ad-hoc contractual price adjustment (5)	—	—	23.6	—
(+) Asset impairment loss (6)	1.3	8.3	—	—
(-) Reversal of tax contingencies (7)	(14.9)	(92.6)	—	—
Adjusted EBITDA	82.1	508.4	450.6	375.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years ended December 31, 2024, 2023 and 2022.
(4)	Loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize.
(5)	Ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Makers.
(6)	Asset impairment loss recorded in the year ended December 31, 2024 related to impairment loss in the invested amount in the acquisition of the entity Flex Flix, as there is no expectation of recovery on this investment.
(7)	Reversal of tax contingencies recorded in the year ended December 31, 2024 related to a change in the loss probability for the tax proceedings, which led to the Company reversing a portion of the previously provisioned amounts.

Reconciliation of Our Profit (loss) for the Year to the Adjusted Net Profit (loss)

	For the Year Ended December 31,
	2024	2024	2023	2022
	US$ millions(1)		R$ millions
Profit (loss) for the year	78.5	486.4	(83.0)	(54.6)
(+) Layoff related to internal restructuring (2)	0.7	4.4	1.2	3.3
(+) Share-based compensation plan(3)	1.8	11.4	20.2	27.4
(+) Loan write-off (4)	—	—	13.7	—
(+) Ad-hoc contractual price adjustment (5)	—	—	23.6	—
(+) Asset impairment loss (6)	1.3	8.3	—	—
(+) Amortization of intangible assets from acquisitions (7)	25.6	158.4	157.4	155.5
(-) Reversal of tax contingencies (8)	(84.5)	(523.4)	—	(29.7)
(-) Tax effects (8)	(10.5)	(65.2)	(73.5)	(63.3)
Adjusted Net Profit (loss)	13.0	80.3	59.6	38.6

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Expenses incurred exclusively with layoffs related to internal restructuring processes leading to a permanent headcount reduction.
(3)	Share-based compensation expenses incurred in the years.
(4)	Loan write-off: adjusting expenses incurred in the year ended December 31, 2023 in relation to costs associated with the write-off of a loan made to a potential target of Educbank in the context of M&A negotiations, which ultimately did not materialize.
(5)	Ad-hoc contractual price adjustment: the ad-hoc contractual additive for price adjustment upon the performance metric of Mind Makers.
(6)	Asset impairment loss recorded in the year ended December 31,2024 related to impairment loss in the invested amount in the acquisition of the entity Flex Flix, as there is no expectation of recovery on this investment.
(7)	Amortization of customer portfolio and trademarks that were added to our intangible assets following business combinations.
(8)	Reversal of tax contingencies incurred prior to the acquisition of Somos-Anglo, impacting General and Administrative expenses, corporate tax and finance results.
(9)	Tax impact (34%) generated by the aforementioned adjustments.
86

Reconciliation of Free Cash Flow to Net Cash Flows (used in) from Operating Activities for the Year

	For the Year Ended December 31,
	2024	2024	2023	2022
	US$ millions(1)	R$ millions
Cash generate from operating activities	28.3	175.4	218.9	172.9
(-) Acquisition of property and equipment	(5.2)	(32.5)	(21.5)	(61.1)
(-) Addition of intangible assets	(15.5)	(95.9)	(105.3)	(88.7)
(-) Lease liabilities paid	(3.2)	(19.9)	(30.5)	(27.0)
Free Cash Flow	4.4	27.3	61.6	(3.9)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Year

	For Year Ended December 31,
	2024	2023	2022
	R$ millions
Free Cash Flow	27.3	61.6	(3.8)
( / ) Adjusted EBITDA	508.4	450.6	375.5
Adjusted Cash Conversion Ratio	5.4%	13.7%	(1.0%	)

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

	For the Year Ended December 31,
	2024		2023	2022
Real growth (contraction) in gross domestic product	3.4%		2.9%	2.9%
Inflation (IGP-M)(1)	6.5%		3.8%	5.5%
Inflation (IPCA)(2)	4.8%		4.6%	5.8%
Long-term interest rates—TJLP (average)(3)	6.9%		7.1%	6.8%
CDI interest rate(4)	10.9%		13.0%	12.4%
Period-end exchange rate—reais per US$1.00	R$ 6.192		R$ 4.841	R$ 5.218
Average exchange rate—reais per US$1.00(5)	R$ 5.391		R$ 4.995	R$ 5.165
Appreciation (depreciation) of the real vs. US$ in the period(6)	(27.9%	)	7.2%	6.5%
Unemployment rate(7)	6.2%		7.4%	7.9%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

In the fiscal year ended December 31, 2024, the year-end inflation rate in Brazil was above the established target range between 1.5% and 4.5%. The IPCA for the year ended December 31, 2024 was 4.8%, slightly above the higher end of the targeted range for the period, as set by the Brazilian Central Bank pursuant to the applicable law. Throughout the year, inflation was lower mainly due to a reduced increase in the prices of food and beverages. Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily due to annual adjustments to salaries, which are generally linked to inflation and account for a significant part of our total costs. See “Item 3. Key Information—D. Risk Factors—We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results”.

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

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. From 2017 to 2019, the real continued to depreciate against the U.S. dollar, and on December 31, 2021, the period-end real/U.S. dollar exchange rate was $5.581, which represented a depreciation of 7.4% during 2021.  On December 31, 2022, the period-end real/U.S. dollar exchange rate was $5.218, which represented an appreciation of 6.5% during 2022. On December 31, 2023, the period-end real/U.S. dollar exchange rate was R$4.841, which represented an appreciation of 7.2% during 2023. On December 31, 2024, the period-end real/U.S. dollar exchange rate was R$6.192, which represented depreciation of 27.9% during 2024. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Brazilian Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of April 16, 2025, the exchange rate for the selling real/dollar exchange rate was R$5.880 to US$1.00, as reported by the Brazilian Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 16, 2025 may not be indicative of future exchange rates.

Year	Period End	Average(1)	Low	High
2021	5.581	5.396	4.921	5.840
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.445
2024	6.192	6.096	5.940	6.199

Month	Period End	Average(2)	Low	High
October 2024	5.7779	5.6241	5.4305	5.7801
November 2024	6.0535	5.8071	5.6624	6.0535
December 2024	6.1917	6.0964	5.9402	6.1985
January 2025	5.8295	6.0212	5.8295	6.2080
February 2025	5.8482	5.7650	5.6973	5.8681
March 2025	5.7416	5.7462	5.6622	5.8341
April 2025 (through April 16, 2025)	5.8802	5.8366	5.6062	6.0599

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the average of the exchange rates on the closing of each business day during the month.

Business Segments

We had reported our results of operations in one single reporting segment, being Content & Edtech Platform.

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

Our finance income includes mainly interest earned on our balances of cash and cash equivalents, which accrue interest at rates of approximately 104% of CDI, on which we pay PIS/COFINS taxes of 4.65%. Finance costs are comprised mainly of interest expense on bonds and financing, interest on obligations with suppliers and interest on provisions for risk of tax, civil and labor losses.

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

Profit (loss) for the Year

Following the Somos acquisition, we implemented several strategic initiatives to improve our results, which are reflected in the increase in our results in the last years. Our strategic initiatives include: (1) focus on improving our client base through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships; (2) a more robust business approach in marketing our complementary solutions, which has enabled us to consistently increase our partner school base, with significant revenue growth; (3) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (4) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Results of Operations

Comparison between Our Results of Operations for the Year Ended December 31, 2024 and Our Results of Operations for the Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	1,674.2	1,486.2
Net revenue from sales	1,588.8	1,440.2
Net revenue from services	85.4	46.0

Cost of goods sold and services	(653.5)	(570.9)
Gross profit	1,020.7	915.3

General and administrative expenses(1)	(700.4)	(767.4)
Share of loss of equity-accounted investees	(12.3)	(18.6)
Other operating expenses	(7.6)	(14.4)
Profit before finance result and taxes	300.4	114.9

Finance income	267.5	70.3
Finance costs	(260.8)	(304.9)
Finance result	6.7	(234.6)

Profit (loss) before income tax and social contribution	307.1	(119.7)
Income tax and social contribution	179.3	36.7
Profit (loss) for the year	486.4	(83.0)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net Revenue from Sales and Services

Net revenue from sales and services for the year ended December 31, 2024 amounted to R$1,674.2 million, an increase of R$188.0 million, or 13%, compared to net revenue from sales and services of R$1,486.2 million for the year ended December 31, 2023, primarily due to (i) a 13%, or R$123.3 million, increase in learning system subscription revenue and (ii) a 20% increase in complementary education service subscription revenue. The increase is mostly driven by the better average ticket per student per year and growth in revenue retention rate in comparison of the last year (1.4% higher in revenue retention rate, and R$158 increase in average ticket per student).

Cost of Goods Sold and Services

Cost of goods sold and services for the year ended December 31, 2024 amounted to R$653.5 million, an increase of R$83 million, or 14%, in relation to costs of goods sold and services of R$570.9 million for the year ended December 31, 2023. The increase was mainly due to: (i) higher volume of product sold in 2024 compared to 2023, and (ii) increase in losses with obsolete inventories.

As a percentage of net revenue, our cost of goods sold amounted to 39% for the year ended December 31, 2024, compared to 38% for the year ended December 31, 2023.

Gross Profit

For the reasons described above, gross profit for the year ended December 31, 2024 amounted to R$1,020.7 million, an increase of R$105 million, or 12%, from gross profit of R$915.3 million for the year ended December 31, 2023.

General and Administrative Expenses, Commercial Expenses and Impairment Losses on Trade Receivables

General and administrative expenses, commercial expenses and impairment losses on trade receivables for the year ended December 31, 2024 amounted to R$700.4 million, an decrease of R$67 million, or 9%, from general and administrative expenses, commercial expenses and impairment losses on trade receivables of R$767.4 million for the year ended December 31, 2023.

The general and administrative expenses were R$364.8 million in the year ended December 31, 2024, a decrease of R$101 million, or 22%, compared to the general and administrative expenses of R$465.5 million for the year ended December 31, 2023, mainly driven by the reversal of tax contingencies (total amount of R$102.4 million), and workforce optimization having a positive impact of 0.4% reduction on total personnel costs. Commercial expenses amounted to R$282.7 million in the year ended December 31, 2024, an increase of R$37 million, or 15%, compared to the commercial expenses of R$246.1 million for the year ended December 31, 2023. This increase is mainly driven by higher expenses related to business expansion and marketing investments. Impairment losses on trade receivables amounted to R$53.0 million, a decrease of R$3 million, or 5%, compared to the impairment losses on trade receivables of R$55.8 million for the year ended December 31, 2023, mainly to a higher volume of provisions in 2023, when due to critical scenario of credit we booked an additional provision for customers related to mainstream brands. As a percentage of net revenue, our impairment losses on trade receivables amounted to 3% for the year ended December 31, 2024, compared to 4% for the year ended December 31, 2023.

Profit before Finance Result and Taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2024 amounted to R$300.4 million, an increase of R$185 million compared to the profit before finance result and taxes of R$114.9 million for the year ended December 31, 2023.

Finance Result

Finance result for the year ended December 31, 2024 amounted to an income of R$6.7 million, compared to an expense of R$234.6 million recognized as finance result for the year ended December 31, 2023, representing an decrease of R$241 million, or 103%, in our finance result.

The finance income for the year ended December 31, 2024 amounted to R$267.5 million, an increase of R$197 million, or 281%, compared to the finance income of R$70.3 million for the year ended December 31, 2023. This increase was primarily attributable to gain of R$207 million recorded as of December 31, 2024, resulting from the reversal of interest on tax contingencies, which were offset by interest due to lower cash and cash equivalents balances on average in 2024 in comparison to 2023.

Finance expenses for the year ended December 31, 2024 amounted to R$260.8 million, a decrease of R$44 million, or 14%, compared to the finance expense of R$304.9 million for the year ended December 31, 2023. This decrease was primarily driven by a lower (i) interest rates applicable to bonds and financings, (ii) interest on accounts payable on business combination and (iii) interest on provisions for tax, civil and labor losses, which were offset by higher finance cost related to reverse factoring.

Profit (loss) before Income Tax and Social Contribution

For the reasons described above, profit before income tax and social contribution for the year ended December 31, 2024 amounted to R$307.1 million, an increase of R$426.8 million compared to a loss of R$119.7 million for the year ended December 31, 2023.

Income Tax and Social Contribution

Income tax and social contribution for the year ended December 31, 2024 amounted to a benefit in the amount of R$179.3 million, an increase of R$143 million compared to the benefit in the amount of R$36.7 million for the year ended December 31, 2023, mainly due to reversal of tax contingencies, in the amount of R$178.0 million.

Profit (loss) for the Year

For the reasons described above, profit for the year ended December 31, 2024 amounted to R$486.4 million, an increase of R$569 million compared to the net loss of R$83.0 million for the year ended December 31, 2023.

Comparison between Our Results of Operations for the Year Ended December 31, 2023 and Our Results of Operations for the Year Ended December 31, 2022

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 19, 2024.

B.    Liquidity and Capital Resources

Statement of Cash Flows

	For Year Ended December 31,
	2024	2024	2023	2022
	US$ millions(1)	R$ millions
Statement of Cash Flows
Net cash generated by operating activities	28.3	175.4	218.9	174.8
Net cash generated by (used in) investing activities	5.0	30.9	44.6	(394.9)
Net cash used in financing activities	(35.2)	(217.7)	(213.4)	(44.0)
Net (decrease) increase in cash and cash equivalents	(1.8)	(11.3)	50.1	(264.1)

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2024, our net cash from operating activities amounted to R$175.4 million, a decrease of R$43.4 million, compared to net cash from operating activities of R$218.9 million for the year ended December 31, 2023, which was the result of:

  a decrease of R$57.8 million due to cash used in the payments of interest on business combinations in the total amount of R$65.9 million for the ended December 31, 2024, compared to cash payment of R$8.1 million for the year ended December 31, 2023. This increase in payments was primarily attributable to interest on the first installment payment in the acquisition of Eleva Educação;
  a decrease in the cash used in operating assets and liabilities of R$76.8 million, mainly attributable to a R$115.6 million increase in trade receivables due to concentration and higher sales in the last quarter of 2024 in comparison to the last quarter of 2023, partially offset by R$27 million decrease in suppliers, due to a higher concentration of purchases in the last quarter of the fiscal year ended December 31, 2023, and with lower concentration in 2024; and
  These effects were offset by results of operations in the period, which resulted in profit in 2024 against loss in 2023, mainly driven by the 13% increase in net revenue mostly due to the conversion of ACV into revenue and to revenue streamline from the B2G.
93

For the year ended December 31, 2023, our net cash from operating activities amounted to R$218.9 million, an increase of R$44.1 million, compared to net cash from operating activities of R$174.8 million for the year ended December 31, 2022, which was the result of (i) operations increase of R$62.5 million mainly driven by the 14% increase of net revenue mostly due to the conversion of ACV into revenue and to the new revenue streamline from the B2G, (ii) increase in cash used in operating assets and liabilities by R$6.6 million mainly attributable to a R$86.2 million decrease in trade receivables due efficiencies in collections and a R$80.9 million decrease in suppliers due to a higher concentration of purchases in the last quarter of 2022, and (iii) decrease of R$26.4 million due to cash used in the payments of interest on bonds and financing in the total amount of R$118.9 million for the year ended December 31, 2023, compared to cash payment of R$92.5 million for the year ended December 31, 2022. This increase in payment was primarily attributable to a higher interest rate indexed at CDI (certificado de depósito interbancário).

Investing Activities

For the year ended December 31, 2024, our net cash from investing activities amounted to R$30.9 million, a decrease of R$13.8 million compared to net cash from investing activities of R$44.7 million for the year ended December 31, 2023. This decrease was mainly attributable to (i) the proceeds from investments in marketable securities (net of purchases investments) in the amount of R$159.2 million, compared to a proceeds from marketable securities (net of purchases investments), of R$174.7 million in 2023, which represented a decrease of R$15.6 million. This effect was offset by (i) cash paid on the acquisition of subsidiaries in the amount of R$3.2 million, for the year ended December 31, 2023 (we did not make payments in 2024) and, (ii) payments on acquisition of property plants and equipment, and intangible assets, which amounted to R$128.3 million in 2024, compared to payment of R$126.8 million in 2023, slightly high of R$1.5 million.

For the year ended December 31, 2023, our net cash from investing activities amounted to R$44.7 million, an increase of R$439.6 million compared to net cash used in investing activities of R$394.9 million for the year ended December 31, 2022. This increase was mainly attributable to (i) the net sale of investments in marketable securities in the amount of R$174.7 million, compared to a net purchase of marketable securities of R$162.7 million in 2022, which represented an increase of R$337.4 million, (ii) business combination due to the cash paid for the acquisition of subsidiaries in the amount of R$3.2 million, for the year ended December 31, 2023 compared to cash paid for the acquisition of subsidiaries in the amount of R$80.6 million for the year ended December 31, 2022, which represented an increase of R$77.4 million, and (iii) lower payments on acquisition of property, plants and equipment, and intangible assets, which amounted to R$126.8 million in 2023, compared to payment of R$151.7 million in 2022, representing a decrease of R$24.9 million.

Financing Activities

For the year ended December 31, 2024, our net cash used in financing activities amounted to R$217.7 million, an increase of R$4.3 million, compared to net cash used in financing activities of R$213.4 million for the year ended December 31, 2023, mainly driven by (i) installment payments relating to business combinations, which amounted to R$171.0 million in the year ended December 31, 2024, compared to R$92.3 million in the year ended December 31, 2023, which represented an increase of R$78.8 million in the cash used and (ii) the payments of bonds in the amount of R$500.0 million, related to final portion of the 1st Issuance Bonds. These effects were offset by (i) the 10th issuance of bonds with related parties, in the amount of R$ 495.7 million, (ii) our Second Repurchase Program, pursuant to which R$19.9 million of our shares were purchased in the open market and held in treasury, compared to R$30.5 million in 2023, and (iii) a decrease of R$50.8 million in payment of loan with related parties for the year ended December 31, 2024, due to payments occurred only in 2023.

For the year ended December 31, 2023, our net cash used in financing activities amounted to R$213.4 million, an increase of R$169.4 million, compared to net cash used in financing activities of R$44.0 million for the year ended December 31, 2022, mainly driven by (i) installment payments relating to business combinations, which amounted to R$92.2 million in the year ended December 31, 2023, compared to R$11.4 million in the year ended December 31, 2022, which represented an increase of R$80.8 million in the cash applied, (ii) our Repurchase Program, pursuant to which R$39.9 million of our shares were purchased in the open market and held in treasury, which event did not happen in 2022, and (iii) an increase of R$50.8 million in payment of loan with related parties for the year ended December 31, 2023, compared to net cash payments (net of issuance of securities with related parties) of R$4.8 million for the period ended December 31, 2022, which represents an increase of R$46.0 million.

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and marketable securities, (2) cash provided by our operations, (3) financing, and (4) issuance of bonds. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties, business combination accounts payable and suppliers (including reverse factoring). During the year ended December 31, 2024, our level of indebtedness with related parties remained stable pursuant to certain loans as described below under “—Indebtedness”.

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

As of December 31, 2024, we had working capital (total current assets less total current liabilities) of R$222.2 million (compared to working capital of R$9.5 million and R$648.9 million as of December 31, 2023 and 2022, respectively).

Indebtedness

As of December 31, 2024, our total outstanding indebtedness was R$762.0 million, related to bonds with third parties.

On August 6, 2021, our subsidiary Somos Sistemas issued R$500 million in simple debentures not convertible into shares, subject to an interest comprising 100% of DI Interest Deposit rate (CDI), plus spread of 2.30% per year (the “2021 Debentures”). The debentures will serve the purpose of reinforcing our capital structure and extending the debt maturity profile, which currently presents an average maturity of 35 months.

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

On June 21, 2024, our subsidiary, Somos Sistema, issued two series of debentures, not convertible into shares, in the aggregate principal amount of R$500 million, bearing interest at the rate of CDI+1.35% per annum for the first series and CDI+1.60% per annum for the second series, maturing on May 15, 2029. The debentures were subscribed in their entirety by our parent company, Cogna Educação S.A. The proceeds of the debenture issuance were used to fully pre-pay the 2021 Debentures.

The following table summarizes the principal terms of these debentures:

Subscriber	Issuance/ Series	Issuance Date	Maturity	Applicable Index	Interest Spread on Top of Applicable Index	Outstanding Balance as of December 31, 2024 (1)(2)
						R$ in millions
Related party	1st / Single	August 06, 2021	August 05, 2024	CDI	2.30% p.a.	--
Related party	9th / Series 2	September 28, 2022	September 28, 2025	CDI	2.40% p.a.	261.6
Related party	10th / Series 1	June 25, 2024	May 15, 2029	CDI	1.35% p.a.	276.2
Related party	10th / Series 2	June 25, 2024	May 15, 2029	CDI	1.60% p.a.	224.2
					Total	762.0

(1)	Outstanding amounts include interest payable.
(2)	The 2021 Debentures were repaid in full on June 25, 2024.

Each of the debentures with our related party, Cogna, subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the grant by us of any liens on our assets or capital stock; (2) a change in control by Cogna subsidiaries, subject to certain exceptions. We complied with all debt commitments in the applicable period in the year ended December 31, 2024.

The debentures with third parties requires the maintenance of certain financial indicators “covenants” which are quarterly calculated based on Somos Sistemas’ consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year, being the first quarterly of analysis after the debentures were issued, and based on the ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be equal to 3.50 or less. This ratio cannot be breached for two consecutive periods or three alternate periods.

Additionally, as of December 31, 2024, we had lease liabilities in the amount of R$111.4 million.

Capital Expenditures

The capital expenditures refers to investments made to improve our fixed assets, such as buildings, equipment, software and land. In the year ended December 31, 2024, our capital expenditures totaled R$128.3 million substantially composed of software, IT equipment and digital complementary education, compared to R$126.8 million for the year ended December 31, 2023, which was composed also of software, IT equipment and digital complementary education.

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

Other Trends Affecting Our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•        general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment (including any impact resulting from the ongoing conflicts between Russia and Ukraine, and Israel and Hamas) and the macroeconomic conditions in Brazil, and the policies of the Brazilian government;

•        fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•        social and political instability, including allegations of corruption against political parties, civil servants and others;

•        appreciation and depreciation of the real against the U.S. dollar, and resulting inflation;

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

•        negative impact of health crises, epidemics or pandemics;

•        government interventionism in education industry programs that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; and

•        cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements.

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

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	48	Chairman
Mário Ghio Junior	55	Director
Roberto Afonso Valério Neto	49	Director
Frederico da Cunha Villa	51	Director
Andrés Cardó Soria	64	Independent Director*
Ann Marie Williams	57	Independent Director*
Estela Maris Vieira de Souza	61	Independent Director*

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

Directors’ and Officers’ Insurance

As of December 31, 2024, we contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

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

For the year ended December 31, 2024, 2023 and 2022, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$12.5 million, R$19.3 million and R$20.4 million, respectively, which includes both benefits “paid in kind” (payment-in-kind, or “PIK”, refers to the use of a good or service as payment instead of cash, and includes meals and medical care, which are costs paid by the Company and passed on as services to employees), and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2025 will be R$12.9 million.

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

On August 9, 2023, we approved our new performance-based restricted share plan, or the “PSU plan”. The purpose of the PSU plan is to incentivize eligible persons in performance of certain strategic targets for us by providing such eligible persons with an opportunity to obtain restricted share units based on their performance against pre-established targets defined in the PSU plan, and thus provide an enhanced incentive for eligible persons to make significant and extraordinary contributions to the long-term performance and growth of the Company.

See below the RSU plan and PSU plan by share units:

Vasta Share Units Plans

Vasta Plans	December 31, 2022	Share Units Canceled	Share Units Granted	Share Units Vested	December 31, 2023	Share Units Canceled	Share Units Granted	Share Units Vested	December 31, 2024
Long term investment – Vasta to Vasta and Cogna(a)	800,796	(40,560)	173,798	(330,233)	603,801	(40,059)	--	(220,071)	343,671
Performance Shares Unit(b)	—	—	991,052	—	991,052	(121,604)	24,998	(162,254)	732,192
Total	800,796	(40,560)	1,164,850	(330,233)	1,594,853	(161,663)	24,998	(382,325)	1,075,863

(a)	LTCP – We compensate part of our employees and management. This plan will grant up to 3% of the Company’s class A shares. We will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management.
(b)	Performance Shares Units (“PSU”) – On August 09, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares.

During 2024, the Company granted shares in connection with its LTCPs, as follows:

•        PSU Plan – granted on May 2, 2024, totaling 24,998 shares at R$16.71 per share (or US$3.50 per unit translated at the grant date exchange of R$4.77 per US$) weighted by percentage of expected volatility of 100% and 1 month as vesting period. The amount of compensation based on share units that affected the Share-based compensation plan is R$346 thousand, and the corresponding labor charges in the amount of R$165 thousand (owing to provision adjustments to account for share and U.S. dollar prices) impacted labor liability and consolidated statement of profit and loss.

Employment Agreements

We have entered into employment agreements with our executive officers and directors. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of 36 months. We will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is a standard 12 - 24 month non-compete period following the end of employment in our agreement for all executive officers and directors who are eligible to participate in the restricted share plan.

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

The audit committee will be governed by a charter that complies with the Nasdaq rules. The audit committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and our other critical accounting policies and practices;
•	reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•	approving or ratifying any related party transaction in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2024)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did not Disclose Demographic Background	0

D.   Employees

As of December 31, 2024, we had 1,808 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	225	12.4%
Content Production	242	13.4%
Educational Technology	204	11.3%
Operations	187	10.3%
Pedagogical	454	25.1%
Administrative Support	496	27.4%
Total.	1,808	100%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.  Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2024.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2024 on the basis of 15,765,930 Class A common shares and 64,436,093 Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

	Shares Beneficially Owned				% of Total Voting Power
	Class A		Class B
	Shares	%	Shares	%
5% Shareholders
Cogna	—	—	64,436,093	100.0%	97.6%
Lagos Capital Corp	8,040,098	51.0%	—	—	1.2%
Newfoundland Capital Management	2,461,905	15.6%	—	—	0.4%
Kenway Global Management	1,078,962	6.8%	—	—	0.2%
J.P. Morgan Securities LLC	1,003,000	6.4%	—	—	0.2%
Other Shareholders	2,162,387	13.7%	—	—	0.3%
Executive Officers and Directors
Rodrigo Calvo Galindo	*	*	—	—	*
Mário Ghio Junior	*	*	—	—	*
Guilherme Alves Mélega	*	*	—	—	*
Cesar Augusto Silva	*	*	—	—	*
Andrés Cardó Soria	—	—	—	—	—
Roberto Valério Neto	—	—	—	—	—
Ann Marie Williams	—	—	—	—	—
Estela Maris Vieira de Souza	—	—	—	—	—
Frederico da Villa Cunha	—	—	—	—	—
All directors and executive officers as a group (26 persons) *	1,019,578	6.5%	—	—	*
Total	15,765,930	100.0%	64,436,093	100.0%	100.0%
________________
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

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

On June 25, 2024, our subsidiary, Somos Sistema, issued two series of debentures, not convertible into shares, in the aggregate principal amount of R$500 million, bearing interest at the rate of CDI+1.35% per annum for the first series and CDI+1.60% per annum for the second series, maturing on May 15, 2029. The debentures were subscribed in their entirety by our parent company, Cogna Educação S.A. The proceeds of the debenture issuance were used to fully pre-pay the 2021 Debentures.

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

Commercial and Copyright License Agreements

On June 13, 2022, our subsidiary Somos Sistemas and the following subsidiaries of Cogna: (i) Editora Ática S.A., (ii) Editora Scipione S.A., (iii) Maxiprint Editora Ltda., and (iv) Saraiva Educação S.A., entered into a commercial agreement whereby Somos Sistemas agreed to provide and/or license our products and services to such companies. Somos Sistemas will receive consideration based on 40% of the companies’ EBITDA resulting from the distribution of Somos’ products and services to public entities.

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

On December 5, 2019, certain companies of our group, Editora Ática, SGE Comércio de Material Didático Ltda., or EGE, Somos Idiomas S.A., or Somos Idiomas, Saravia Educação S.A., or Saraiva, Livraria Livro Fácil Ltda., or Livro Fácil, and EDE, entered into a commercial sublease agreement with our subsidiary, Somos Sistemas, for use of a property in the city of São José dos Campos, State of São Paulo. Under this agreement, (1) Editora Ática, will make monthly payments equivalent to 39.84% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$827 thousand in rental fees and R$576 thousand in IPTU taxes); (2) Somos Idiomas, will make monthly payments equivalent to 0.27% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$53 thousand in rental fees and R$4 thousand in IPTU taxes); (3) Saraiva, will make monthly payments equivalent to 10.31% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$207 thousand in rental fees and R$149 thousand in IPTU taxes); and (4) Livro Fácil, will make monthly payments equivalent to 7.42% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$1,160 thousand in rental fees and R$107 thousand in IPTU taxes). This lease matures on September 30, 2025 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

Bank Credit Note (Cédula de Crédito Bancário)

On November 21, 2018, Mind Makers, which became our subsidiary in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1.7 million with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our former chief executive officer, and another member of our board of directors.

Loan Agreements

As of December 31, 2024, there were no loan agreements with Cogna Educação S.A. or its subsidiaries.

Other Related Party Agreements

On March 14, 2024, a donation agreement was signed between Somos Sistemas de Ensino S/A. (“Somos Sistemas”) and Instituto Somos Educação (“Instituto Somos”), for purposes of fulfilling the social and institutional objectives of the Institute. The CEO, the CFO and some directors of the Company are members of the board of directors of Instituto Somos. Donations were made to Instituto Somos totaling R$1.2 million, paid in four installments during the year 2024.

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

ITEM 8. FINANCIAL INFORMATION
A.  Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements”, which contains our audited financial statements prepared in accordance with IFRS Accounting Standards.

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

Legal Proceedings

In the normal course of our business, from time to time we are involved in litigation. Depending on the nature and magnitude of the lawsuit filed against us, the process may be protracted, leading to the expenditure of time and operational resources until it is resolved. In connection with certain of our acquisitions, the sellers of certain acquired businesses have agreed to indemnify us with respect to certain contingencies that may arise in connection with such acquisitions. However, there can be no assurance that such indemnities will be sufficient to cover all losses and costs associated with such contingencies. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition”.

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

As of December 31, 2024, we had a provision for tax, civil and labor losses of R$157.1 million, for which either the loss was considered probable through accounting estimate or recognized through previous business combination and recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently involved in an administrative proceeding with the sellers of the Anglo business. This dispute concerns indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$440.4 million that we understand to be responsibility of the sellers, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset as of December 31, 2024 is R$150.3 million. However, we cannot assure that our position will prevail.

Civil Matters

As of December 31, 2024, we were involved in certain judicial and administrative civil proceedings for which we have recorded a provision of R$24.0 million. These civil claims primarily relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe that these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our operating results or financial condition.

Labor Related Matters

As of December 31, 2024, we were involved in certain labor-related judicial and administrative proceedings for which we have recorded a provision of R$22.3 million. In general, these labor claims were filed by former employees or third-party workers seeking joint and/or subsidiary liability for the actions of our suppliers and service providers. The primary claims in these labor suits relate to overtime, severance pay, equal pay, and indemnities under Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to limit additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of December 31, 2024, we were involved in certain judicial and administrative tax and social security proceedings for which we have recorded a provision of R$110.9 million. As of December 31, 2024, we had judicial deposits totaling R$2.7 million. There can be no assurance that these proceedings will not have a significant effect on our financial position or profitability if they are decided adversely to the company.

B.  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A.  Offer and Listing Details

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

As of December 31, 2024, Vasta’s total authorized share capital was US$50,000, divided into 1,000,000,000 shares with par value of US$0.00005 each, of which:

  500,000,000 shares are designated as Class A common shares; and
  250,000,000 shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

As of December 31, 2024, Vasta had 3,447,864 shares in treasury.

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

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights, and (3) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion”. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

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

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share, or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between Cogna, transfers to subsidiaries of Cogna, transfers to trusts solely for the benefit of Cogna or its affiliates, and partnerships, corporations and other entities exclusively owned by Cogna or its affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

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
116

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

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Repurchase Program, we were entitled to repurchase up to US$12.5 million in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. We concluded the Repurchase Program on March 31, 2024, and paid cash for an aggregate of 2,965,791 Class A common shares in the total amount of R$62.5 million (US$12.5 million).

On December 31, 2024, we had a balance of R$74.6 million or 3,447,864 Class A common shares held in treasury.

In connection with the Repurchase Program, our Board of Directors also authorized management to appoint Morgan Stanley & Co LLC as our agent to purchase securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18, promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program.

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

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or, (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

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

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands. This undertaking would provide that, for a period of 30 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient, or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for increase of 15% and 30% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of December 31, 2024. Such improvement scenarios consider the reasonable expectation of rate changes, based on market projections.

	Index - % per year	Balance as of December 31, 2024	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages)
Financial Investments	106% of CDI	82.4	9.0	10.8	12.5
Marketable Securities	103% CDI	111.3	12.1	14.5	16.9
Accounts Payable for Business Combination	100% of CDI	(436.6)	(47.5)	(57.0)	(66.5)
Lease Liabilities	100% of IPCA	(111.4)	(5.4)	(6.4)	(7.5)
Bonds and Financing	CDI + 1.35%/CDI + 1.60%	(762.0)	(82.9)	(99.4)	(116.0)
Net Exposure		(1,116.2)	(114.7)	(137.6)	(160.5)

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

ITEM 15. CONTROLS AND PROCEDURES
A.   Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2024, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors”, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting includes those policies and procedures that:

•        Pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•        Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•        Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our chief executive officer and chief financial officer or CFO as of December 31, 2024 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework, or the COSO framework, and concluded that, as of December 31, 2024, our internal controls were ineffective due to the material weaknesses discussed in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda. for the years ended December 31, 2024 and 2023.

	2024	2023
	(in R$ million)	(in R$ million)
Audit (1)	5.7	2.3
Total	5.7	2.3

(1)   Audit:
Activities carried out in 2024: Audit of Vasta’s consolidated financial statements for the year ended December 31, 2024; Interim reviews of Vasta’s financial statements in 2024.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering it was in Vasta’s best interest to effect the repurchases under the program. Under the Repurchase Program, we were entitled to repurchase up to US$12.5 million (R$62.5 million) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. We concluded the Repurchase Program on March 31, 2024, using our existing funds to finance the repurchase of an aggregate of 2,965,791 Class A common shares in the total amount of R$62.5 million (US$12.5 million).

On December 31, 2024, we had a balance of R$74.6 million or 3,447,864 Class A common shares held in treasury.

The table below sets forth the amounts and average prices of the securities repurchased pursuant to the Repurchase Program:

2023/2024	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 2023	283,673	4.07	283,673	n/a
October 2023	655,161	4.18	655,161	n/a
November 2023	926,396	4.21	926,396	n/a
December 2023	23,146	4.15	23,146	n/a
January 2024	657,510	4.25	657,510	n/a
February 2024	419,905	4.06	419,905	n/a
Total	2,965,791	4.18	2,965,791	n/a

(1)	The column includes all the shares repurchased as a part of the Repurchase Program announced on September 14, 2023, as further described above.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each non-compliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval; and

•Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third-party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rules.

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

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one;

•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and

•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or, (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On June 22, 2020, our board of directors adopted a statement of trading policies that applies to all of our employees, officers and directors. The statement of trading policies sets forth policies and procedures governing the purchase, sale and other dispositions of the registrant’s securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. An English translation of the statement of trading policies is filed herewith as Exhibit 11.2.

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

These processes have been integrated into our overall enterprise risk management program through our information security department. This department reports to the Vice-Presidency of Technology for Cogna, our parent company, which directly oversees strategies and initiatives related to information security across the Cogna group. Cogna’s information security department is composed of certified and accredited cybersecurity professionals, divided into necessary competencies for day-to-day operations, such as identity and access management, cybersecurity and awareness and training, among others. The department is divided into 3 subdivisions that deal with identity and access management, cybersecurity incident management, and information security governance and risks. Based on the recognized standards of the National Institute of Standards and Technology, or “NIST”, and other market-standard cybersecurity risk frameworks, we endeavor to address key components of cybersecurity risk management, including incident response, access controls, risk management, security architecture, awareness campaigns and training.

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

As of December 31, 2024, we had not identified cybersecurity threats that materially affected or were reasonably likely to materially affect our business strategy, operating results, or financial condition. However, despite our efforts, we cannot eliminate all cybersecurity threat risks, nor can we guarantee that we have not experienced undetected cybersecurity incidents.

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
4.1**

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
11.1**

English translation of the Code of Conduct of Vasta Platform Limited (incorporated herein by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-239686), filed with the SEC on July 6, 2020).

11.2*	English translation of the Statement of Trading Policies of Vasta Platform Limited, as adopted on June 22, 2020.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1*	Consent of KPMG Auditores Independentes Ltda.
97.1**

Vasta Platform Limited Compensation Recoupment Policy, as adopted on November 17, 2023 (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39415), filed with the SEC on April 19, 2024).

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

Date: April 17, 2025

Vasta Platform Limited
By:	/s/ Guilherme Alves Mélega
Name: Guilherme Alves Mélega
Title: Chief Executive Officer

By:	/s/ Cesar Augusto Silva
Name: Cesar Augusto Silva
Title: Chief Financial Officer

VASTA Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

F-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vasta Platform Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Vasta Platform Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

We have served as the Company’s auditor since 2016

KPMG Auditores Independentes Ltda.

São Paulo - Brazil

April 17, 2025

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Consolidated Statements of Financial Position as of December 31, 2024 and 2023

In thousands of R$, unless otherwise stated

Assets	Note	December 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents	7	84,532	95,864
Marketable securities	8	111,313	245,942
Trade receivables	9	863,244	697,512
Inventories	10	276,781	300,509
Prepayments		80,993	71,870
Taxes recoverable		20,813	19,041
Income tax and social contribution recoverable		13,631	16,841
Other receivables		1,304	2,085
Other receivables - related parties	20	13,714	7,157
Total current assets		1,466,325	1,456,821

Non-current assets
Judicial deposits	21.c	154,452	207,188
Deferred income tax and social contribution	22	208,849	205,453
Equity accounted investees	11	52,184	64,484
Other investments and interests in entities		1,608	9,879
Property, plant and equipment	12	160,952	151,492
Intangible assets and goodwill	13	5,160,785	5,307,563
Total non-current assets		5,738,830	5,946,059

Total Assets		7,205,155	7,402,880

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Consolidated Statements of Financial Position as of December 31, 2024 and 2023

In thousands of R$, unless otherwise stated

Liabilities	Note	December 31, 2024	December 31, 2023
Current liabilities
Bonds	14	264,484	541,763
Suppliers	15	240,192	221,291
Reverse factoring	15	302,608	263,948
Lease liabilities	16	22,133	17,078
Income tax and social contribution payable		2,146	-
Taxes payable		4,583	7,821
Salaries and social contributions	19	101,958	104,406
Contractual obligations and deferred income	17	40,565	32,815
Accounts payable for business combination	18	215,237	216,728
Other liabilities		19,944	26,382
Other liabilities - related parties	20	30,322	15,060
Total current liabilities		1,244,172	1,447,292

Non-current liabilities
Bonds	14	497,521	250,000
Lease liabilities	16	89,240	79,579
Accounts payable for business combination	18	221,363	397,392
Provision for tax, civil and labor losses	21.a	157,123	697,990
Other liabilities		2,425	9,836
Total non-current liabilities		967,672	1,434,797

Total current and non-current liabilities		2,211,844	2,882,089

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	90,909	89,627
Treasury shares	23.4	(74,641)	(59,525)
Accumulated profit (loss)		154,928	(331,559)
		4,992,011	4,519,358

Interest of non-controlling shareholders		1,300	1,433

Total Shareholder's Equity		4,993,311	4,520,791

Total Liabilities and Shareholder's Equity		7,205,155	7,402,880

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Consolidated Statements of Profit or Loss and Other Comprehensive Income (loss) for the years ended December 31, 2024, 2023 and 2022

In thousands of R$, except for profit (loss) per share

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Net revenue from sales and services	24	1,674,191	1,486,273	1,264,280
Sales		1,588,775	1,440,259	1,229,827
Services		85,416	46,014	34,453

Cost of goods sold and services	25	(653,449)	(570,907)	(473,135)

Gross profit		1,020,742	915,366	791,145

Operating income (expenses)		(708,023)	(781,775)	(710,553)
General and administrative expenses	25	(364,773)	(465,523)	(471,626)
Commercial expenses	25	(282,671)	(246,096)	(194,043)
Impairment losses on trade receivables	25	(53,003)	(55,771)	(45,904)
Other operating income	25	4,286	13,699	1,828
Other operating expenses	25	(11,862)	(28,084)	(808)

Share of loss equity-accounted investees	11	(12,300)	(18,655)	(4,512)

Profit before finance result and taxes		300,419	114,936	76,080

Finance result		6,672	(234,641)	(181,767)
Finance income	26	267,508	70,287	88,557
Finance costs	26	(260,836)	(304,928)	(270,324)

Profit (loss) before income tax and social contribution		307,091	(119,705)	(105,687)

Income tax and social contribution
Current	22.a	175,617	331	10,668
Deferred	22.a	3,646	36,396	40,446
		179,263	36,727	51,114

Profit (loss) for the year		486,354	(82,978)	(54,573)

Allocated to:
Controlling shareholders		486,487	(83,772)	(54,573)
Non-controlling shareholders		(133)	794	-

Profit (loss) per share
Basic	23.2	6.07	(1.02)	(0.66)
Diluted	23.2	5.99	(1.02)	(0.66)

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022

In thousands of R$, unless otherwise stated.

	Share Capital		Capital Reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated profit (loss)	Total Shareholders' Equity	Non-controlling shareholders	Total Shareholders' Equity
Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209	-	4,665,209
Loss for the year	-	-	-	-	-	(54,573)	(54,573)	-	(54,573)
Share based compensation granted and issued	-	-	19,043	-	-	-	19,043	-	19,043
Share based compensation vested	-	-	(3,243)	3,243	-	-	-	-	-
Acquisition of shares	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the year	-	-	-	-	-	(83,772)	(83,772)	794	(82,978)
Share based compensation granted and issued	-	-	13,382	-	-	-	13,382	-	13,382
Share based compensation vested	-	-	(4,286)	-	4,286	-	-	-	-
Purchase of treasury shares	-	-	-	-	(39,931)	-	(39,931)		(39,931)
Non-controlling shareholders	-	-	-	-	-	-	-	639	639
Balance as of December 31, 2023	4,961,988	(141,173)	55,341	34,286	(59,525)	(331,559)	4,519,358	1,433	4,520,791
Profit (loss) for the year	-	-	-	-	-	486,487	486,487	(133)	486,354
Share based compensation granted and issued	-	-	8,697	-	-	-	8,697	-	8,697
Share based compensation vested	-	-	(7,415)	-	7,415	-	-	-	-
Purchase of treasury shares (note 23.4)	-	-	-	-	(22,531)	-	(22,531)	-	(22,531)
Balance as of December 31, 2024	4,961,988	(141,173)	56,623	34,286	(74,641)	154,928	4,992,011	1,300	4,993,311

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

In thousands of R$ unless otherwise stated

		For the year ended December 31,
	Notes	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before income tax and social contribution		307,091	(119,705)	(105,687)
Adjustments for:
Depreciation and amortization	12 and 13	294,084	287,779	268,714
Share of loss profit of equity-accounted investees	11	12,300	18,655	4,512
Impairment losses on trade receivables	25	53,003	55,771	45,904
Reversal for tax, civil and labor risks, net	25	(116,722)	(9,611)	(15,099)
Provision on accounts payable for business combination	25	-	23,562	-
Interest on (reversal) provision for tax, civil and labor losses	26	(168,743)	58,265	42,063
Interest and transaction costs on bonds	26	96,760	117,495	108,896
Asset impairment loss	25	8,271	-	-
Contractual obligations and right to returned goods		6,566	(15,097)	11,312
Interest on accounts payable for business combination	26	59,334	65,207	65,725
Interest on suppliers	26	44,401	38,228	19,810
Share-based payment expense		8,697	13,382	19,043
Interest on lease liabilities	16	11,584	12,717	13,143
Interest on marketable securities	26	(24,547)	(40,155)	(54,954)
Other finance costs, net		-	-	3,441
Cancellations of right-of-use contracts		(1,954)	(6,037)	616
Residual value of disposals of property and equipment and intangible assets		7,816	3,487	13,960
		597,941	503,943	441,399
Changes in
Trade receivables		(218,735)	(103,162)	(189,329)
Inventories		26,216	(33,710)	(24,087)
Prepayments		(8,884)	(15,163)	(16,576)
Taxes recoverable		(688)	1,416	(16,566)
Judicial deposits		(22,184)	(12,729)	(16,035)
Other receivables		781	(1,076)	1,133
Related parties – other receivables		(6,557)	(5,398)	(1,258)
Suppliers		13,160	40,604	121,519
Salaries and social charges		(2,448)	3,872	37,166
Tax payable		(713)	3,674	(4,039)
Contractual obligations and deferred income		(1,543)	(12,706)	375
Other liabilities		(13,849)	(23,980)	(3,084)
Other liabilities - related parties		15,262	15,006	(39,218)
Cash generated from operating activities		377,759	360,591	291,400
Payment of interest on leases	16	(11,352)	(11,637)	(14,941)
Payment of interest on bonds	14	(122,244)	(118,901)	(92,500)
Payment of interest on business combinations	18	(65,855)	(8,096)	(603)
Income tax and social contribution paid		(379)	(1,616)	(7,153)
Payment of provision for tax, civil and labor losses	21	(2,489)	(1,489)	(1,363)
Net cash from operating activities		175,440	218,852	174,840
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(32,343)	(21,537)	(61,143)
Additions of intangible assets	13	(95,928)	(105,292)	(90,588)
Acquisition of subsidiaries net of cash acquired		-	(3,212)	(80,559)
Proceeds from investment in marketable securities		1,000,352	1,228,882	1,637,898
Purchase of investment in marketable securities		(841,176)	(1,054,155)	(1,800,550)
Net cash from (used in) investing activities		30,905	44,686	(394,942)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of loans from related parties		-	(50,885)	(254,885)
Lease liabilities paid	16	(19,873)	(30,471)	(27,003)
Purchase of treasury shares	23.4	(22,531)	(39,931)	-
Payments of bonds	14	(500,000)	-	(759)
Issuance of securities with related parties		-	-	250,000
Issuance of bonds net of issuance costs	14	495,726	-	-
Payments of accounts payable for business combination	18	(170,999)	(92,152)	(11,379)
Net cash used in financing activities		(217,677)	(213,439)	(44,026)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(11,332)	50,099	(264,128)
Cash and cash equivalents at beginning of period	7	95,864	45,765	309,893
Cash and cash equivalents at end of period	7	84,532	95,864	45,765
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(11,332)	50,099	(264,128)

The footnotes to these Consolidated Financial Statements are an integral part of the Financial Statements

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

Notes to the Consolidated Financial Statements as of December 31, 2024

(Amounts in thousands of R$, unless otherwise indicated)

1. The Company

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

1.1.  Significant events during the fiscal year

a.     Reversal of tax contingencies

The Company is involved in administrative and judicial discussions related to tax deductibility of goodwill, deductibility of financial expenses, and fines related to these processes. The tax authority understood that the operational and financial expenses related to the acquisition of the companies of the Anglo Group (predecessor entity of Somos Sistemas, defined as "predecessor") and recognized by the Company in its results were not deductible and, therefore, proceeded with the disallowance of expenses, tax loss, and consequent imposition of fines.

Throughout the year 2024, there were updates that affected the Company's analysis and conclusion together with its external legal advisor regarding the probability of loss in these processes, especially derived from: (a) favorable decisions for the Company in the process, which disqualified the charges related to: (i) the disallowance of the amortization of goodwill, (ii) the disallowance of the tax loss compensation, (iii) the isolated and official fines related to the previous items, and (iv) a partially positive decision regarding the disallowance of financial expenses of debentures, maintaining the disallowance but reducing its application percentage; (b) recent favorable decisions in the Judiciary in similar cases; and (c) the establishment of jurisprudence (consensus among jurists) on the issues discussed in the process.

As a result of these factors, the Company updated its loss expectation in the process, based on the opinion of its external advisors, on the following items: (i) for the expenses with the amortization of goodwill, isolated and official fines derived from this item, the probability of loss previously defined as probable was updated to "remote" and reversed the provision in the consolidated statements of profit or loss for the year, and (ii) for the discussion regarding the deductibility of financial expenses arising from the issuance of debentures, the Company maintained its assessment as "probable". Further information is presented in note 19.

b.     Impairment of financial asset – non controlling interest in Flex Flix

On July 19, 2022, the Company acquired a non-controlling interest in Flex Flix Limited ("Flex Flix"). In 2024, the Company, upon evaluating events that occurred throughout the fiscal year, the Company identified evidence of impairment in the recoverable amount of the asset, mainly due to: (i) the lack of sufficient evidence to prove the investment's ability to generate future economic benefits, (ii) observable indications that the asset's value has significantly decreased over the period, especially regarding the delivery of results expected, and (iii) the actual net cash flows, which are significantly worse than budgeted. As a result of these factors, the Company recorded an impairment loss on the initially invested amount, as there is no expectation of recovery. The recorded amount was R$ 8,271 million and is presented in note 25.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

2. Basis of preparation and presentation of Consolidated Financial Statements

The Consolidated Financial Statements of Vasta Platform Ltd. (the “Company”), have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements as of December 31, 2024 were approved by the Executive Board on April 17, 2025.

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

The accounting policies of subsidiaries are changed, when necessary, to ensure consistency with the policies adopted by the Company.

Below is a list of the companies controlled by the Company for the years ended December 31, 2024, and 2023:

	Interest
Company	December 31, 2024	December 31, 2023
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”) (i)	-	100%
Colégio Anglo São Paulo Ltda. (“Anglo São Paulo”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”) (i)	-	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	100%
Escola Start Ltda. (“Start”)	51%	51%

(i)	On October 01, 2024, the entity A & R Comercio e Serviços de Informática Ltda. was merged into Somos Sistemas de Ensino S.A., and the entity Phidelis Tecnologia Desenvolvimento de Sistemas Ltda was merged into MVP Consultoria e Sistemas Ltda.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

 b.     Associates

Associates are those entities in which the Group has significant influence, but does not control or jointly control, the financial and operating policies.

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

d.     Cash generating units – (“CGU”)

For purposes of assessing impairment, these assets are grouped into the lowest levels for which there are separately identifiable cash flows (Cash Generating Units – CGU). For the purposes of this test, goodwill is allocated to the Cash Generating Units or groups of Cash Generating Units that are expected to benefit from the synergies of the combination.

Due to the merger, at the end of 2023, of the entity Livro Fácil (which represented the UGC Digital Services), into Somos Sistemas, the Company, as of 2024, allocate Goodwill to a single cash-generating unit, being Content and EdTech Platform. See note 13.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

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

3.1.  Judgements

a.     Determination of the lease period

The Company has lease contracts where it acts as a lessee, and it is related to warehousing, equipment and computers used to learning systems and education solutions. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be exercised (or not terminated). For leases of warehouses, equipment or even computers used in education solutions, the following factors are normally the most relevant:

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
3.2.  Assumptions and estimation uncertainties

a.     Deferred income tax and social contribution

The liability method is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases. The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable income. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to reduce income taxes expenses, therefore, deferred tax assets are subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets. See note 22.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
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

c.     Impairmentlosses on trade receivables

The expected credit losses (“ECL”) for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s historical collection information, existing market conditions, as well as forward-looking estimates at the end of each reporting period. See note 9.

d.     Impairment of goodwill

The Company annually tests goodwill for impairment based on the recoverable amounts of Cash Generating Units (CGUs), determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for a foreseeable future, and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount of the different CGUs are disclosed and further explained in note 13.

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

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in Contractual Obligations and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the assets and liability accordingly. See note 10.

f.     Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1- Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 -Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 -Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.
The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 6.
F-13

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

4. Material accounting policies, new accounting standards and new and not yet effective accounting standards

4.1.  New accounting standards adopted in 2024 and impact on financial reporting

Classification of liabilities as current or non-current and non-current liabilities with covenants – Amendments to IAS 1

The Company has adopted Classification of liabilities as current or non-current and non-current liabilities with Covenants – Amendments to IAS 1. The amendments to IAS1 for the classification of current and non-current liabilities came into effect on January 1, 2024. The amendments to IAS1 clarify that the classification of liabilities as current or non-current is based on the rights existing at the end of the reporting period. A liability is considered current when the entity does not have the unconditional right to defer its settlement for at least twelve months after the balance sheet date.

The Management reviewed the amendments to IAS1, and no impacts were identified on the financial statements.

Supplier finance arrangements – Amendments to IAS 7 and IFRS7

The Company also adopted the Amendments to IAS 7 and IFRS7 - Supplier Finance Arrangements from January 1, 2024. The amendments introduce additional disclosure requirements for companies that enter these arrangements. The IASB’s amendments apply to supplier finance arrangements that have all of the following characteristics: (a) A finance provider, (b) A company agrees to pay under the terms and conditions of the arrangements on the same date or at a later date than its suppliers are paid, and (c) The company is provided with extended payment terms or suppliers benefit from early payment terms, compared with the related invoice payment due date. The amendments do not apply to arrangements for financing receivables or inventory. See note 15 for disclosures about supplier finance arrangements entered by the Company.

Lease liability in a sale and leaseback – Amendments to IFRS16

Amendments to IFRS 16 Leases impact how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments introduce a new accounting model for variable payments and will require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered since 2019.

The Management reviewed the amendments to IFRS16, and no impacts were identified on the financial statements.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

 4.2.  Accounting standards issued but not yet effective

A)     IFRS 18 presentation and disclosure in financial statements

IFRS 18 will replace IAS1 presentation of financial statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements

•	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

•	Management defined performance measures (MPMs) are disclosure in a single note in the financial statements.
•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as “other”.

B)     Other accounting standards

Below are presented the recent changes to the Accounting Standards that are required to be applied for annual periods beginning after January 1, 2025 and that are available for early adoption in annual periods beginning on January 1, 2024. However, the Company has not adopted the following new or amended accounting standards in preparing these consolidated financial statements.

•	Lack of Exchangeability – Amendments to IAS 21 (January 1, 2025)
•	Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (January 1, 2026)
•	Annual Improvements to IFRS Accounting Standards – Volume 11 (January 1, 2026)
•	Subsidiaries without Public Accountability – IFRS 19 (January1, 2027)

4.3.  Material accounting policies

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

b.     Financial assets and liabilities

Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flow represents solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortised cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
A business model to manage financial assets refers to the way the Company manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:
•	The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities, or expected cash outflows, or the realization of cash flows through the sale of assets.

•	How the performance of the portfolio is evaluated and reported to the Company’s Management. Risks that affect the performance of the business model (and the financial assets held in that business model) and the way those risks are managed.

•	How business managers are compensated – for example, if the compensation is based on the fair value of managed assets or on the contractual cash flows obtained, and.
•	The volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

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

Due to their nature, as of December 31, 2024 and 2023 the Company’s financial assets are classified as “measured at amortised cost”, except for the Marketable securities and other investments and interests in entities, which are classified as “measured at fair value through profit or loss”.

Financial assets are not reclassified after initial recognition, unless the Company changes the business model for the management of financial assets, in which case all financial assets affected are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured as amortised cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading if it is a derivative or assigned as such upon initial recognition.

Due to their nature, as of December 31, 2024 and 2023 the Company’s financial liabilities are classified as “measured at amortised cost”.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

 Initial Recognition and Subsequent Measurement

Trade receivables are initially recognized on the date they originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the instrument’s contractual provisions.

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

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortised cost”, are presented in statements of profit or loss under “Finance income” in the period in which they arise.

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expired. The Company also derecognizes a financial liability when the terms are modified, and the cash flows of the modified liability are substantially different.

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

Impairment of financial assets

The Company assesses on a prospective basis the expected credit loss (“ECL”) associated with its financial asset instruments carried at amortised cost, with accruals and reversals recorded in the Statement of Profit or Loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contractual terms and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

d.     Property, plant and equipment

Property, plant, and equipment is stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to a statement of Profit or Loss during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Property, buildings and leasehold improvements	5-20
IT equipment	3-10
Furniture, equipment and fittings	3-10
Right of use assets	3-15

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company did not identify changes in the useful life on December 31, 2024 and 2023.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in a statement of Profit or Loss when control of the asset is transferred. See note 12.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Software recognized as assets is amortised using straight-line method over its estimated useful lives, not greater than 5 years. The Company did not identify changes in the useful life on December 31, 2024 and 2023.

Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortised to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years. The Company did not identify changes in the useful life on December 31, 2024 and 2023.

Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationship has an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (from 12 to 13 years). The Company did not identify changes in the useful life on December 31, 2024 and 2023.

Platform content production

Development expenditure with platform content is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on the straight-line method over their estimated useful lives of 3 years. The Company did not identify changes in the useful life on December 31, 2024 and 2023.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
g.     Copyrights

The Company accounts for different copyright agreements as follows:

i.	Copyrights are paid to the authors of the content included in the textbooks produced by the Company and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.
ii.	In some instances where the authors maintain the legal title of the copyrights, contracts require the prepayment of part or even the full down payment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the Consolidated Statement of Financial Position and charged to statements of Profit or Loss when the books are sold based on the related sales forecast. The Company reviews regularly the forecast sales to determine if an impairment is required.
iii.	When the Company purchases permanently the legal title of the copyright from the authors, the amounts are capitalized in “Intangible Assets and Goodwill” as “Other intangible assets” and are amortised on the straight-line method over their estimated useful lives, which are not greater than 3 years, which is the content renewal estimated timeline.
The Company did not identify changes in the useful life as of December 31, 2024 and 2023.
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

To assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units – CGU’s). To impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in a statement of profit or loss is not reversed.
i.     Bonds

The bonds are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in consolidated profit and loss over the period of the bonds using the effective interest rate method.

Following initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method. The bonds are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the reporting period. Both general and specific borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period to be prepared for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred. See note 14.
j.     Suppliers (including reverse factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk being subsequently recorded as finance cost using the effective interest rate method. The operation does not affect the deadlines, prices and conditions previously agreed. The suppliers specifically related to Reverse Factoring are segregated in note 15. In addition, the effects of reverse factoring on cash flows are recognized in “cash flow from operating activities”.
k.     Leases
i.	Right-of-use assets
The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, and less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term, as most of the Company’ leases are related to property leases.
ii.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

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

The Company has the option, under some of its leases, to lease the assets for additional terms. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

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

Provisions are recorded in an amount the Company believes is adequate to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized in general and administrative expenses when incurred. See note 21.
m.     Current and deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated on pre-tax profit basis.

IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the Statement of Financial Position. The deferred income tax and social contribution assets are fully recognized for, except when it is not probable that assets will be recovered by future taxable income.

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
n.     Employee benefits

The Company has the following employee benefits:

a. Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid if the Company has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Company also provides its commercial team with commissions calculated considering existing sales and revenue targets that are periodically reviewed. These amounts are accrued in “Salaries and Social contributions” monthly based on the achievements of such goals, with payments generally being made twice a year. Since commissions are paid based on the annual sales of each contract, the Company has elected to use the practical expedient to expense the costs as incurred.

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

c. Share-based Payments

The Company compensates part of its Management and some employees through share-based compensation by plans involving Restricted Share Units or “RSU”, and Performance Share Units, or “PSU”. The RSU and PSU plans are based on Company shares, through a fixed share price (market price) determined on the grant date which the Company has the obligation of delivering shares without cash settled payment. The share-based payment is related to Long Term Investment (“ILP”), refers to RSU and PSU plans for which some Company management and employees are eligible. In those plans the Company will deliver a fixed number of shares at a fixed share price measured at the Plan’s inception. The Company recognizes the expense and inherent labor taxes related to the plan in profit and loss. In addition, the effects of the constructive obligation are recognized in statement of financial position under the share-based compensation reserve in equity and the corresponding taxes under “Salaries and Contributions”.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
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
o.     Share Capital

Additional costs directly attributable to the issuance of shares and share options are recognized as a reduction of equity. Tax effects related to the costs of these transactions are accounted for in accordance with IAS 12.

When shares recognized as equity are repurchased, the consideration paid, which includes any directly attributable costs, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently sold or reissued, the amount received is recognized as an increase in equity, and the resulting gain or loss from the transaction is presented as a capital reserve.
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

Pursuant to the terms of the contracts with some customers, they are required to provide the Company with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from the delivery date) up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on historical experience, assuming that the other conditions for revenue recognition are met.  Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a contractual obligation and a right to recover returned goods asset are recognized.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover the goods. The refund liability on the return received is included in Contractual Obligations and Deferred Income and the right to recover returned goods is included in Inventories. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the assets and liability accordingly.

The Company also provides other types of complementary educational solutions, preparatory courses for university admission exams, digital services, and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and others are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Company believes this is an appropriate measure of progress toward satisfaction of performance obligations as it is the most accurate measure of the consideration to which the Company expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented in net of the corresponding discounts, returns and taxes. See note 25.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Company determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in Profit or Loss on an appropriate basis over the life of the instrument, or until such a time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

a. Market risk – cash flow interest rate ris

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

	December 31, 2024	December 31, 2023	Interest rate
Bonds
Private Bonds – 9th issuance – series 2	261,634	263,722	CDI + 2.40% p.a.
Private bonds – 10th Issuance – series 2	500,371	-	CDI + 1.35% p.a. and CDI + 1.60% p.a.
Bonds – 1st Issuance – single	-	528,040	CDI + 2.30% p.a.
Lease liabilities	111,373	96,657	IPCA
Accounts payable for business combination	436,600	614,120	100% CDI
	1,309,978	1,502,539

b. Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), financial activities that include reverse factoring deposits with banks and other financial institutions, and other contracted financial instruments.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

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

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that expected credit losses have been recorded. See note 9.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

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

On June 21, 2024 the Company’s subsidiary Somos Sistemas de Ensino S.A issued R$ 500,000 in private bonds, not convertible into shares, comprised of two series. The bonds aim to strengthen the Company’s capital structure and lengthen the debt maturity profile, whose average term currently is 59 months from the issuance. For more information, see note 14.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

December 31, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	264,484	-	497,521	762,005
Lease liabilities (note 16)	22,133	34,776	54,464	111,373
Accounts payable for business combination (note 18)	215,237	219,493	1,870	436,600
Suppliers (note 15)	223,425	-	-	223,425
Reverse factoring (note 15)	319,375	-	-	319,375
Other liabilities- related parties (note 20)	30,322	-	-	30,322
	1,074,976	254,269	553,855	1,883,100

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI and IPCA for 12 months (10.88% p.a. and 4.83% p.a., respectively), according to contractual rates on December 31,2024. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2024:

December 31, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds	293,249	-	551,631	844,880
Lease liabilities	23,202	36,456	57,095	116,753
Accounts payable for business combination	238,646	243,364	2,073	484,083
Suppliers	247,724	-	-	247,724
Reverse factoring	354,110	-	-	354,110
Other liabilities - related parties	33,620	-	-	33,620
	1,190,551	279,820	610,799	2,081,170

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

In order to maintain or adjust the capital structure of the Company, management can make or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities, less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure by reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy and mitigates risks that may affect the availability of capital for Company development.

	December 31, 2024	December 31, 2023
Net debt (i)	1,798,568	1,906,975
Total shareholder’' equity	4,993,311	4,520,791
Total capitalization (ii)	3,194,743	2,613,816
Gearing ratio - % - (iii)	56%	73%

(i)	Net debt comprises financial liabilities (note 6) net of cash and cash equivalents.
(ii)	Refers to the difference between Shareholders’ Equity and Net debt.
(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-month horizon was used, with a projected rate of 10.88% p.a. as per DI Interest Deposit rate (“CDI”), and rate of 4.83% p.a. as per IPCA, reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, respectively, a 20% interest rate growth in scenario I and 40% interest rate growth in scenario II, of the projected rates.

	Index - % per year	Balance as of December 31, 2024	Base scenario	Scenario I	Scenario II
Financial Investments	106% of CDI	82,417	8,964	10,756	12,549
Marketable Securities	103% of CDI	111,313	12,106	14,528	16,949
		193,730	21,070	25,284	29,498
Bonds	100% of CDI + 2.40%p.a. 1.35% p.a. and 1.60% p.a.	(762,005)	(82,875)	(56,981)	(66,478)
Lease liabilities	100% of IPCA	(111,373)	(5,381)	(6,457)	(7,533)
Accounts Payable for Business Combination	100% of CDI	(436,600)	(47,484)	(99,450)	(116,025)
		(1,309,978)	(135,740)	(162,888)	(190,036)
Net exposure		(1,116,248)	(114,670)	(137,604)	(160,538)
Interest rate -% p.a. (CDI)	-	-	10.88%	13.05%	15.23%
Interest rate -% p.a. (IPCA)	-	-	4.83%	5.80%	6.76%
Stressing scenarios	-	-	-	20%	40%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

6. Financial instruments by category

The Company holds the following financial instruments. The Company has not disclosed the fair values of the financial instruments, because their carrying amounts approximate fair value.

	Level	December 31, 2024	December 31, 2023
Assets -Amortised cost
Cash and cash equivalents		84,532	95,864
Trade receivables		863,244	697,512
Other receivables		1,304	2,085
Related parties – other receivables		13,714	7,157
		962,794	802,618
Assets - Fair value through profit or loss
Marketable securities	1	111,313	245,942
Other investments and interests in entities	3	1,608	9,879
		112,921	255,821
Liabilities -Amortised cost
Bonds		762,005	791,763
Lease liabilities		111,373	96,657
Reverse factoring		319,375	263,948
Suppliers		223,425	221,291
Accounts payable for business combination		429,546	587,917
Other liabilities - related parties		30,322	15,060
		1,876,046	1,976,636
Liabilities - Fair value through profit or loss
Accounts payable for business combination (i)	3	7,054	26,203
		7,054	26,203

(i)	Refers to earnout measured on acquisition of Phidelis (in the values presented in 2024 and 2023), and SEL (in the values presented in 2023), based on the economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to measurement are described below.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

Fair Value Measurements – Level 3

a. Valuation techniques and significant unobservable inputs

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

1. The achievement of financial targets are linked to net revenue of the years 2024 and 2025.
2.Revenue: we consider for the revenue projection the continuity of old contracts and new contracts with average annual revenue growth of 21.1%.

The estimated fair value would increase (decrease) if: - Any product is no longer monetized (lower) - The risk-adjusted discount rates were lower (higher)

b. Reconciliation to the closing balances

The following table shows the changes during the period in measuring level 3 fair values:

Accounts payable for business combination- Level 3	December 31, 2023	Interest	Payment	December 31, 2024
Sociedade Educacional da Lagoa	17,920	153	(18,073)	-
Phidelis	8,283	344	(1,573)	7,054
	26,203	497	(19,646)	7,054
7. Cash and cash equivalents

a. Composition

The balance of this account comprises the following amounts:

	December 31, 2024	December 31, 2023
Cash	2	2
Bank account	2,113	3,407
Financial investments (i)	82,417	92,455
	84,532	95,864

(i)	The Company invests in short-term fixed-income investment funds with daily liquidity and no material risk of a change in value. Financial investments presented an average gross yield of 106% of the annual CDI rate on December 31, 2024 (104% on December 31, 2023). All investments are highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

8. Marketable securities

a. Composition

	Credit Risk	December 31, 2024	December 31, 2023
Private investment fund	AAA	111,313	245,942
		111,313	245,942

The average gross yield of securities is based on 103% CDI on December 31, 2024 (102% CDI on December 31, 2023).

9. Trade receivables

The balance of this account comprises the following amounts:

a.     Composition

	December 31, 2024	December 31, 2023
Trade receivables	915,216	771,392
Related Parties (note 20)	37,779	18,137
(-) Impairment losses on trade receivables	(89,751)	(92,017)
	863,244	697,512

b.Maturities of trade receivable

	December 31, 2024	December 31, 2023
Not yet due	693,581	541,656
Past due
Up to 30 days	35,611	33,749
From 31 to 60 days	24,857	22,933
From 61 to 90 days	30,672	25,584
From 91 to 180 days	47,927	52,404
From 181 to 360 days	44,149	61,782
Over 360 days	38,419	33,284
Total past due	221,635	229,736
Related parties (note 20)	37,779	18,137
Impairment losses on trade receivables	(89,751)	(92,017)
	863,244	697,512

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and recoverable amounts are recognized directly in the Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

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

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of December 31, 2024 and 31, 2023:

Expected credit losses aging
		December 31, 2024		December 31, 2023
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	4.05%	27,729	3.78%	17,834

Past due
Up to 30 days	10.37%	3,304	11.29%	2,562
From 31 to 60 days	16.81%	3,574	17.69%	3,645
From 61 to 90 days	22.17%	5,607	24.23%	3,502
From 91 to 180 days	32.22%	12,456	40.18%	12,232
From 181 to 360 days	55.68%	17,063	67.68%	22,454
Over 360 days	69.68%	17,637	87.60%	19,467
Total past due		59,641		63,862
Customers in judicial recovery (i)	100%	2,381	100%	10,321
(-) Impairment losses on trade receivables		89,751		92,017

(i)	Expected credit loss relating to the entirely of Vasta’s receivable with retailer that entered bankruptcy proceeding in Brazil.

The following table shows the changes in impairment losses on trade receivables for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Opening balance	92,017	69,481	46,500
Additions	63,488	62,390	45,904
Reversals	(10,486)	(6,619)	(288)
Write offs (i)	(55,268)	(33,235)	(22,635)
Closing balance	89,751	92,017	69,481

(i)	The Company assessed its customers’ credit lines on a regular basis. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 55,268 as write-off as of December 31, 2024 (R$ 33,235 as of December 31, 2023).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

10. Inventories

The balance of this account comprises the following amounts:

a.      Composition

	December 31, 2024	December 31, 2023
Finished products	186,683	218,600
Work in process	58,355	59,659
Raw materials	23,668	16,663
Right to returned goods (i)	8,075	5,587
	276,781	300,509

(i)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

11. Equity accounted investees

a.      Composition of investments

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2024
Educbank	Associate	43.1%	12,921	5,477	33,786	52,184
			12,921	5,477	33,786	52,184

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2023
Educbank	Associate	45%	24,026	6,672	33,786	64,484
			24,026	6,672	33,786	64,484
b.      Investments in associates
Educbank
December 31, 2022	83,139
Share of loss equity-accounted investees	(18,655)
December 31, 2023	64,484
Share of loss equity-accounted investees	(12,300)
December 31, 2024	52,184

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2023 and 2022

Notes to the Consolidated Financial Statements as of December 31, 2023

12. Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		December 31, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Residual	Cost	Accumulated depreciation	Residual
IT equipment	10%-33%	89,944	(84,293)	5,651	83,461	(61,849)	21,612
Furniture, equipment and fittings	10%-33%	70,157	(40,651)	29,506	54,986	(32,739)	22,247
Property, buildings and improvements	5%-20%	70,204	(40,460)	29,744	54,372	(43,555)	10,817
In progress	-	837	-	837	16,765	-	16,765
Right of use assets	12%	239,408	(144,237)	95,171	178,940	(98,932)	80,008
Land	-	43	-	43	43	-	43
Total		470,593	(309,641)	160,952	388,567	(237,075)	151,492

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress (ii)	Right of use assets (i)	Land	Total
As of December 31, 2022	36,969	24,102	12,646	4,494	119,086	391	197,688
Additions	2,673	2,298	-	16,565	23,871	-	45,407
Additions by business combination	-	613	183	-	-	-	796
Disposals	(2)	(1,029)	(586)	-	(32,348)	(348)	(34,313)
Depreciation	(18,028)	(3,737)	(5,720)	-	(30,601)	-	(58,086)
Transfers	-	-	4,294	(4,294)	-	-	-
As of December 31, 2023	21,612	22,247	10,817	16,765	80,008	43	151,492
Additions	7,396	15,259	6,510	3,178	47,391		79,734
Disposals	(944)	(321)	(2,875)	(2)	(11,080)	-	(15,222)
Depreciation	(22,480)	(7,681)	(3,743)	-	(21,148)	-	(55,052)
Transfers	67	2	19,035	(19,104)	-	-	-
As of December 31, 2024	5,651	29,506	29,744	837	95,171	43	160,952

(i)	In 2024, the addition of right of use of R$ 47,391 is substantially referred to recognition of a new lease agreement for the property used to offer preparatory course for university entrance exams (“Anglo Course”), see the corresponding lease liabilities in note 16.
(ii)	In 2023, refers to improvements made to the new leased property to offer Anglo courses.

The Company assesses at each reporting date, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the assets’ recoverable amount. There were no indications of impairment of property, plant and equipment as of December 31, 2024 and 2023.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

13. Intangible assets and goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		December 31, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Software	20%	380,073	(253,683)	126,390	336,687	(221,986)	114,701
Customer Portfolio	8%	1,199,563	(581,074)	618,489	1,198,455	(475,803)	722,652
Trademarks	5%	633,154	(167,334)	465,820	633,154	(140,025)	493,129
Trade Agreement	8%	243,114	(73,811)	169,303	243,114	(49,049)	194,065
Platform content production	33%	217,331	(168,015)	49,316	178,033	(121,932)	56,101
Other Intangible assets	33%	11,148	(4,950)	6,198	11,236	(5,029)	6,207
In progress	0%	11,406	-	11,406	6,845	-	6,845
Goodwill	0%	3,713,863	-	3,713,863	3,713,863	-	3,713,863
		6,409,652	(1,248,867)	5,160,785	6,321,387	(1,013,824)	5,307,563

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,721	823,183	518,615	218,827	48,370	7,281	18,958	3,711,721	5,427,676
Additions	18,872	-	-	-	48,599	-	37,821	-	105,292
Additions through business combinations	-	1,844	1,823	-	-	-	-	2,142	5,809
Disposals	(450)	-	-	-	-	(1,071)	-	-	(1,521)
Amortization	(34,376)	(102,375)	(27,309)	(24,762)	(40,868)	(3)	-	-	(229,693)
Transfers	49,934	-	-	-	-	-	(49,934)	-	-
As of December 31, 2023	114,701	722,652	493,129	194,065	56,101	6,207	6,845	3,713,863	5,307,563
Additions	17,403	-	-	-	42,950	-	35,575	-	95,928
Disposals	(90)	-	-	-	(3,575)	(9)	-	-	(3,674)
Amortization	(36,638)	(104,163)	(27,309)	(24,762)	(46,160)	-	-	-	(239,032)
Transfers	31,014	-	-	-	-	-	(31,014)	-	-
As of December 31, 2024	126,390	618,489	465,820	169,303	49,316	6,198	11,406	3,713,863	5,160,785

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

Goodwill impairment test

The Company performed its annual impairment test in 2024 and 2023 and carried out a sensitivity analysis in the long-term model and cash flows.

As mentioned in note 2.d, due to the merger of the Livro Fácil (belonging to the UGC 'Digital Services') into the Somos Sistemas, the cash values and transactions could no longer be identified. As a result, from 2024, Goodwill is allocated to a single cash-generating unit, being Content and EdTech Platform.

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

For each of the CGUs, the key assumptions, long-term growth rate and discount rate used in the value-in-use calculations are stated in the table below. In addition, the recoverable amount is also disclosed in the table. The key assumptions used for value-in-use calculations as of December 31, 2024 and 2023 are as follows:

	2024		2023
	Content and EdTech Platform	Content and EdTech Platform	Digital Platform
Growth rate - %	13.1%	17.0%	5.4%
Discount rate - %	13.6%	13.2%	13.2%
Growth rate (%) in perpetuity	5.6%	5.2%	5.2%
Years projected	8	8	8

The growth rate is based on assumptions defined by the Company’s management, underpinned by business performance compared with other competitors and based on internal measures (new initiatives and services provided) taken into consideration. The discount rate is determined by individual WACC (weighted average working capital), net income taxes. The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

Impairment of other intangible assets and in progress

There were no indications of impairment of intangible assets for the years ended December 31, 2024 and 2023. Additionally, intangible assets stated as “in progress” were assessed for impairment by comparing it carrying amount with its recoverable amount and no adjustments were considered necessary.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

14. Bonds

The balance of bonds comprises the following amounts:

	December 31, 2023	Additions (i)	Payment of interest (ii)	Payment of principal (ii)	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2024
Bonds with Related Parties	13,904	-	(61,536)	-	63,494	598	248,024	264,484
Bonds	527,859	-	(60,708)	(500,000)	32,018	650	181	-
Current liabilities	541,763	-	(122,244)	(500,000)	95,512	1,248	248,205	264,484
Bonds with Related Parties	250,000	495,726	-	-	-	-	(248,205)	497,521
Non-current liabilities	250,000	495,726	-	-	-	-	(248,205)	497,521
Total	791,763	495,726	(122,244)	(500,000)	95,512	1,248	-	762,005

(i)	On June 21, 2024, the Company issued simple debentures not convertible into shares, comprised of two series, subject to remunerative interest of 100% of the CDI, plus a spread of 1.35% for the first series, and 1.60% for the second series, per year, in the total amount of R$495,726 (net of issuance costs). The debentures aim to strengthen the Company's capital structure and lengthen the maturity profile of the debt, with the final payment term now set at 59 months.
(ii)	We present below the composition of interest and principal payments considering the issues made:

Issuance	Payments	Interest	Principal
SEDU21 – 9th. SOMOS 2nd. series	02/15/2024	(17,922)	-
GAGL11 - Somos Sistemas	02/05/2024	(35,501)	-
GAGL11 - Somos Sistemas	06/27/2024	(24,573)	(490,000)
GAGL11 - Somos Sistemas	08/02/2024	(634)	(10,000)
SEDU21 – 9th. SOMOS 2nd. series	08/22/2024	(16,848)	-
SEDU21 – 10th. SOMOS 1nd series	12/06/2024	(26,766)	-
	Total	(122,244)	(500,000)

	December 31, 2022	Payment of interest	Payment of principal	Interest accrued	Transaction cost of bonds	Transfers	December 31, 2023
Bonds with Related Parties	63,325	(40,984)	(50,885)	42,242	-	206	13,904
Bonds	30,454	(77,917)	-	75,253	1,058	499,011	527,859
Current liabilities	93,779	(118,901)	(50,885)	117,495	1,058	499,217	541,763
Bonds with Related Parties	250,206	-	-	-	-	(206)	250,000
Bonds	499,011	-	-	-	-	(499,011)	-
Non-current liabilities	749,217	-	-	-	-	(499,217)	250,000
Total	842,996	(118,901)	(50,885)	117,495	1,058	-	791,763

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

a.      Bonds’ description

See below the bonds outstanding on December 31, 2024:

Subscriber	Related parties	Related parties
Issuance	9th	10th
Series	2ndSeries	2ndSeries
Date of issuance	09/28/2022	06/21/2024
Maturity date	09/28/2025	05/15/2029
First payment after	36 months	59 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 2.40% p.a.	CDI + 1.35% p.a. and CDI + 1.60% p.a.
Principal amount (in millions of R$)	250	500

b.      Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follows:

Maturity of installments	December 31, 2024%		December 31, 2023%
On year or less	264,484	34.7	541,763	68.4%
One to two years	-	-	250,000	31.6%
Two to three years	274,076	36.0%	-	-
Three years on	223,445	29.3%	-	-
Total non-current liabilities	497,521	65.3%	250,000	31.6%

	762,005	100.0	791,763	100.0

c.      Debit commitments

The bond issued by Somos Sistemas requires the maintenance of certain financial indicators “covenants” which are quarterly calculated based on Somos Sistemas Consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year being the first quarterly of analysis after the bonds were issued and based on ratio between adjusted net debt by adjusted consolidated EBITDA. The net debt adjusted EBITDA ratio should be equal to 3.50% or less. This ratio cannot be breached for two consecutive periods or three alternate periods.

Consolidated net debt: Company’s total debt (short- and long-term loans and financing, including capital markets operations, less cash equivalents cash which could be withdrawn until five business days added by accounts payable for business combinations)

Adjusted consolidated EBITDA: Earnings before income taxes, depreciation and amortization, financial results (excluding financial expenses), and non-recurring expenses.

On December 31, 2024, the financial ratio net debt by adjusted EBITDA reached the result of 2.06, within the conditions established in the financial contractual clauses.
F-38

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

15. Suppliers

The balance of this account comprises the following amounts:

a. Composition

	December 31, 2024	December 31, 2023
Local suppliers	207,702	188,814
Related parties (note 21)	7,868	11,247
Copyright	24,622	21,230
Suppliers	240,192	221,291

Reverse factoring (i)	302,608	263,948

(i)	As of December 31, 2024, the balance of reverse factoring was R$ 302,608 (R$ 263,948 as of December 31, 2023), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.15% per month (for the year ended December 31, 2023, the weighted average was 1.05% per month) and a maximum payment term of 360 days. The balance is initially recognized in net of the present value adjustment, which is subsequently recognized as a financial expense.

The Company uses the reverse factoring with the main suppliers (paper and printing) to extend the payment terms in order to cover possible mismatches with the receipts from sales.

Additional information about the Company suppliers subject to finance arrangement is provided in the table below:

	December 31, 2024	December 31, 2023
Carrying amount of financial liabilities
Presented within suppliers	302,608	263,948
- of which suppliers have received payment from the bank	284,494	-*

Average range of payments due dates
Suppliers subject to finance arrangement (days after invoice date)	355	-*
Comparable suppliers (days after invoice)	45-90	-*

Non-cash changes

There were no significant non-cash changes in the carrying amount of financial liabilities subject to supplier finance arrangements.

(*) The Company applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS7 and IFRS 7 and has not provided comparative information in the first year of adoption.

The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Company and their principal nature remains operating – i.e. payments for the purchase of goods and services. The payments to a supplier by the bank of R$ 284,494 are considered non-cash transactions.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

16. Lease liabilities

The lease agreements have an average term of 10 years and weighted average rate of 13% p.a.

	December 31, 2024	December 31, 2023
Opening balance	96,657	140,563
Additions for new lease agreements (i)	39,797	21,103
Renegotiation	7,594	2,768
Cancelled contracts (ii)	(13,034)	(38,386)
Interest	11,584	12,717
Payment of interest	(11,352)	(11,637)
Payment of principal	(19,873)	(30,471)
	111,373	96,657
Current liabilities	22,133	17,078
Non-current liabilities	89,240	79,579
	111,373	96,657

(i)	In 2024, refers to lease agreement for the property used to offer for courses of Start Anglo Bilingual School (“Start Anglo”), in the location in São Paulo.
(ii)	Refers to cancellated contract of the previous property used to offer Anglo course.
Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the years ended December 31, 2024 and 2023:
	December 31, 2024	December 31, 2023
Fixed Payments	31,225	42,108
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	15,725	23,943
	46,950	66,051

17. Contractual obligations and deferred income

	December 31, 2024	December 31, 2023
Refund liability (i)	40,556	32,613
Contract of exclusivity for processing payroll	9	202
Current liabilities	40,565	32,815

(i)	Refers to the customer’s right to return goods. The Company business cycle is from October to September for each year.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

18. Accounts payable for business combination

	December 31, 2024	December 31, 2023
Meritt	300	300
SEL	-	17,920
Redação Nota 1000	2,718	4,610
EMME	5,943	8,500
Editora De Gouges	420,585	570,027
Phidelis	7,054	12,763
	436,600	614,120
Current	215,237	216,728
Non-current	221,363	397,392
	436,600	614,120

The changes in the balance are as follows:

	December 31, 2024	December 31, 2023
Opening balance	614,120	625,277
Net additions (i)	-	28,043
Cash payment	-	(4,100)
Payments in installments	(170,999)	(92,152)
Interest payment	(65,855)	(8,096)
Interest adjustment	59,334	65,207
Remeasurement	-	(59)
Closing balance	436,600	614,120

(i)	In December 31, 2023 it includes the purchase price of Escola Start, in the amount of R$ 4,481, and the price adjustment in the acquisition of companies, in the amount of R$ 23,562, as follows: (i) increase of R$32,968 in the purchase price of Mind Makers, due to the performance of the business, considering the number of students who used the products made available by this entity in April 2023, in accordance with the 4thontractual amendment, which defined the targets for the payment of earnout, and (ii) reduction of R$9,406 in the price of the company Editora de Gouges (“Eleva”), as a result of the review of the net debt provided for in the shareholder’s agreement.

The maturity years of such balances as of December 31, 2024 are shown in the table below:

	December 31, 2024		December 31, 2023
Maturity of installments	Total	%	Total	%
In up to one year	215,237	49.3%	216,728	35.3%

One to two years	219,493	50.3%	196,406	32.0%
Two to three years	1,870	0.4%	200,986	32.7%
	221,363	50.7%	397,392	64.7%
	436,600	100.0%	614,120	100.0%

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

19. Salaries and social contributions

	December 31, 2024	December 31, 2023
Salaries payable	28,292	28,108
Social contribution payable (i)	21,542	25,327
Provision for vacation pay	22,763	22,379
Provision for profit sharing (ii)	29,361	28,592
	101,958	104,406

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.
(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by the Board of Directors.

20. Related parties

As presented in note 1, the Company is a subsidiary of Cogna Educação S.A. and some of the Company’s transactions and arrangements involve entities that are subsidiaries of Cogna Group. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 21(e). The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	December 31, 2024
	Other receivables (i)	Trade receivables (note 9 and 20c)	Indemni-fication asset (note 21c)	Other liabilities (ii)	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	150,326	420	-	762,005
Editora Ática S.A.	12,377	11,441	-	25,489	5,609	-
Editora e Distribuidora Educacional S.A.	29	455	-	1,337	-	-
Editora Scipione S.A.	13	1,650	-	-	165	-
Maxiprint Editora Ltda.	-	15,756	-	-	-	-
Saber Serviços Educacionais S.A.	-	175	-	-	-	-
Saraiva Educação S.A.	1,030	5,944	-	440	432	-
SGE Material Didatico Ltda.	-	-	-	-	658	-
Somos Idiomas S.A.	79	1,917	-	2	1,004	-
Anhanguera Participações S.A.	17	441	-	2,633	-	-
Others	168	-	-	2	-	-
	13,714	37,779	150,326	30,322	7,868	762,005

(i)	Refers substantially to accounts receivable generated from sharing costs e.g. IT services shared by the Company to Cogna Group.
(ii)	Refers substantially to accounts payable by sharing expenses e.g. property leasing, personnel and IT licenses shared with Cogna Group

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

	December 31, 2023
	Other receivables	Trade receivables (note 9 and 20c)	Indemnification asset (note 21c)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	203,942	2,696	-	263,904
Editora Ática S.A.	4,424	6,536	-	12,334	6,286	-
Editora E Distribuidora Educacional S.A.	1,256	477	-	-	-	-
Editora Scipione S.A.	87	2,112	-	-	40	-
Maxiprint Editora Ltda.	1	4,659	-	-	-	-
Saraiva Educação S.A.	1,099	3,495	-	19	4,262	-
Somos Idiomas S.A.	146	2	-	-	-	-
Others	144	856	-	11	659	-
	7,157	18,137	203,942	15,060	11,247	263,904

	Year ended December 31, 2024				Year ended December 31, 2023				Year ended December 31, 2022
Transactions held:	Revenues	Finance costs note 14	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs	Cost Sharing (note 20d)	Sublease (note 20f)	Revenues	Finance costs	Cost Sharing (note 20d)	Sublease (note 20f)
Cogna Educação S.A.	-	63,494	-	-	-	42,242	-	-	-	36,573	-	-
Editora Atica S.A.	23,934	-	57,978	8,535	12,833	-	43,452	9,700	16,286	-	5,757	8,551
Editora E Distribuidora Educacional SA.	606	-	-	-	622	-	-	-	-	-	29,475	-
Editora Scipione SA.	4,073	-	-	-	3,781	-	-	-	3,096	-	-	-
Maxiprint Editora Ltda.	30,809	-	-	-	9,884	-	-	-	6,665	-	-	-
Saber Serviços Educacionais S.A.	-	-	-	-	-	-	-	-	41	-	-	-
Saraiva Educacao SA.	11,362	-	-	1,605	5,613	-	-	2,775	4,090	-	-	1,905
Somos Idiomas Ltda	-	-	-	-	-	-	-	596	641	-	-	2,591
SSE Serviços Educacionais Ltda.	-	-	-	-	1,830	-	-	-	863	-	-	-
Others	346	-	-	-	-	-	-	-	-	-	-	-
	71,130	63,494	57,978	10,140	34,563	42,242	43,452	13,071	31,682	36,573	35,232	13,047

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

a.     Suppliers and other arrangements with related parties

The Company has some shared expenses with Cogna’s associates such as property lease, expenses with personnel and software license. As of December 31, 2024, only shared expense transactions are part of these commitments, which amounted to R$30,322 (R$15,060 as of December 31, 2023).

b.     Indemnification asset

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by the Cogna Group, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits related to predecessor, including tax contingencies.

As of December 31, 2024, considering the events mentioned in note 21.c, the Company proceeded with the reversal of part of the amount guaranteed by Cogna, in line with the reversal of the tax contingencies of the predecessor. Thus, as of December 31, 2024, the balance of the indemnification asset is R$ 150,326 (R$ 203,942 as of December 31, 2023).

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

d.     Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, proprietary IT systems and legal and accounting activities, and shared warehouses and other logistic activities based on agreements. Those expenses, in the amount of R$ 57,978 as of December 31, 2024 (R$ 43,452 for the year ended December 31, 2023) are related to these apportionments.

e.      Brand and copyrights sharing agreements with related parties

In 2019, the Company entered brand and copyrights sharing agreements with related parties, as follows:

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
f.     Lease and sublease agreements with related parties.

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties. The Company entered into lease and sublease agreements with its related parties to continue to share these leased warehouses and other properties, as follows:

i. Commercial lease agreement

Lessee Entity	Counterparty to lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$38	60 months from the agreement date	Inflation index	Pernambuco (Recife)

ii. Commercial sublease agreement

Entity (Sublessor)	Counterparty to the sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
1Editora e Distribuidora Educacional S.A. (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 596	September 30, 2025.	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$827	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 53	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S.A (“Saraiva”)	R$ 207	September 30, 2025.	Inflation index	São Paulo (São José dos Campos)

Income from these lease and sublease agreements with related parties was recognized in the Consolidated Financial Statements as of December 31, 2024 in the amount of R$ 10,140 (R$ 13,071 for the year ended December 31, 2023).

g.      Other operations

The Company, through its subsidiary Somos Sistemas de Ensino S/A., signed a donation agreement with Instituto Somos Educação, aiming at fulfilling the social and institutional objectives of the Institute. The CEO and some directors of the Company are members of the Institute's board of directors. Donations were made to Instituto Somos totaling R$1,176, paid on 4 different dates during the year 2024.

h.      Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the year ended December 31, 2024, key management compensation, including charges and variable compensation amounted to R$ 12,569 (R$ 18,014 for the year ended December 31, 2023). The Audit Committee and Board of Directors were established in July 2020.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, besides discounts over the Company’ own products.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO.
b)	Long-term benefits - The Company also offered certain key management personnel payment based on its restricted shares units and performance shares units – ILP.

The Key management personnel compensation expenses comprised the following:

	December 31, 2024	December 31, 2023	December 31, 2022
Short-term employee benefits	7,082	10,482	10,786
Share-based compensation plan	5,487	7,532	9,640
	12,569	18,014	20,426
21. Provision for tax, civil and labor losses and Judicial deposits

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingencies resulting from business combinations.

The contingent liabilities are composed as follows:

a.     Composition

The changes in provision for the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2023	Additions	Reversals	Interest	Payments	December 31, 2024
Tax proceedings (i)	676,255	383	(385,685)	(180,104)	-	110,849
Labor proceedings (ii)	21,615	3,261	(1,629)	1,421	(2,370)	22,298
Civil proceedings	120	14,185	(259)	10,049	(119)	23,976
Total	697,990	17,829	(387,573)	(168,634)	(2,489)	157,123
Finance income (note 26)		-	-	206,961
Finance expense (note 26)		-	-	(38,218)
General and administrative expenses (note 25)		(17,826)	134,548	-
Income tax and social contribution (note 22.a)		-	177,993	-
Total		(17,826)	312,541	168,743
Indemnification asset - former owner (note 21.c)		(3)	75,032	(109)
Total		(17,829)	387,573	168,634

(i)	Primarily refers tax assessment notices issued by the tax authority to the "Predecessor," derived from disallowances of operational and financial expenses, as well as isolated fines related to the acquisition of the Anglo Group in 2010 and subsequent restructuring. In the year 2024, considering the analysis and opinion of legal advisors, the Company decided to partially reverse the amounts initially provisioned. Reversal amount of the R$ 385,685 considers: (i) R$ 102,431 related to the reversal of the principal portion (presented as note 25), (ii) R$ 177,993 related to reversal of the income tax and social contribution (presented as note 22.a), (iii) R$ 75,032 related to a reversal of the indemnification asset. Interest amount of the R$ 180,104 comprises R$ 206,961 related to the reversal of the interest and fines (presented as note 26).
(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024
	December 31, 2022	Additions	Reversals	Interest	Payments	December 31, 2023
Tax proceedings (i)	623,189	-	(1,286)	54,352	-	676,255
Labor proceedings (ii)	27,567	5,054	(13,589)	3,977	(1,394)	21,615
Civil proceedings	496	189	(509)	39	(95)	120
Total	651,252	5,243	(15,384)	58,368	(1,489)	697,990
Finance expense		-	-	(58,265)
General and administrative expenses		(5,223)	14,834	-
Income tax and social contribution		-	27	-
Total		5,223	14,861	(58,265)
Indemnification asset - Former owner		(20)	523	(103)
Total		(5,243)	15,384	(58,368)

b.     Contingencies with possible losses

As of December 31, 2024, the Company was party to lawsuits classified as possible losses totaling R$ 52,117 (R$41,015 as of December 31, 2023), as shown below:

	December 31,2024	December 31, 2023
Taxes (i)	7,043	5,413
Labor (ii)	31,498	24,988
Civil(iii)	13,576	10,614
Total	52,117	41,015

The Company and its subsidiaries had 68 legal and administrative lawsuits as of December 31, 2024, according to the Management, with a possible risk of loss based on the opinion of the Company and of its legal assessors. The main ones are highlighted below:

(i)	Taxes: Notice of Violation issued by the Municipal Finance Department of São Paulo, with the purpose of collecting municipal taxes (“ISSQN” or “Imposto Sobre Serviços de Qualquer Natureza”) for the period from 2018 to 2021, in the amount of R$4,466. The Company is also party to 9 lower monetary value tax lawsuits, involving taxes of various natures, totaling R$2,577.
(ii)	Labor: The most significant lawsuit involves a labor claim related to the payment of termination benefits and other labor charges amounting to R$20,375; The Company is a party to 23 lawsuits totaling R$11,123, the claims mainly involve severance pay, overtime and salary differences, among other labor-related payments.
(iii)	Civil: Lawsuit filed against the Cogna Group, in which the plaintiff alleges fundamental changes in its pedagogical and methodological approach due to contract termination, in the amount of R$3,393. The Company is a party to 33 lawsuits totaling R$10,183. The claims are related to contract terminations.

c.     Judicial deposits

Judicial deposits recorded as non-current assets are as follows:

	December 31, 2024	December 31, 2023
Tax proceedings	2,670	1,899
Indemnification asset -Former owner	1,456	1,347
Indemnification asset – Related parties (i)	150,326	203,942
	154,452	207,188

(i)	Refers to an indemnification asset of the seller (Cogna) and recognized at the date of the business combination, of the acquisition of Somos, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations in the amount of R$150,326 (R$203,942 on December 31, 2023). This asset is indexed to CDI (Certificates of Interbank Deposits).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

22. Current and deferred income tax and social contribution

a. Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Profit (loss) before income tax and social contribution for the year	307,091	(119,705)	(105,687)
Nominal statutory rate of income tax and social contribution	34%	34%	34%
IRPJ and CSLL calculated at the nominal rates	(104,411)	40,700	35,934
Share of loss equity-accounted investees	(1,914)	(6,343)	(1,534)
Permanent additions	1,349	2,702	(8,292)
IRPJ and CSLL not taxable on reversal tax contingencies (ii)	117,480	-	-
Difference in presumed profit rate of subsidiary	(1,256)	362	3,617
Deferred IRPJ and CSLL not constituted on the loss of the fiscal year of subsidiaries	(10,052)	(721)	(2,314)
Reversal of IRPJ and CSLL (i)	177,993	-	23,703
IRPJ and CSLL others	74	27	-
Total IRPJ and CSLL	179,263	36,727	51,114
Current IRPJ and CSLL in the result	175,617	331	10,668
Deferred IRPJ and CSLL in the result	3,646	36,396	40,446
	179,263	36,727	51,114
Effective tax rate of income and social contribution tax benefit	58%	31%	48%

(i)	Primarily refers tax assessment notices issued by the tax authority to the "Predecessor," derived from disallowances of operational and financial expenses, as well as isolated fines related to the acquisition of the Anglo Group in 2010 and subsequent restructuring. In the year 2024, considering the analysis and opinion of legal advisors, the Company decided to partially reverse the amounts initially provisioned, as mentioned in note 21.a.
(ii)	Related to the impact arising from deduction on the reversal tax contingencies, which are not taxable.

b. Deferred income tax and social contribution

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

Changes in deferred income tax and social contribution assets and liabilities are as follows:

i. December 31, 2024

	As of December 31, 2023	Effect on Shareholder’s equity	Effect on profit and loss	As of December 31, 2024
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	594,361	(344)	74,458	668,475
Temporary differences:
Impairment losses on trade receivables	28,012	-	(517)	27,495
Provision for obsolete inventories	3,099	-	16,427	19,526
Imputed interest on suppliers	(1,206)	-	2,043	837
Provision for risks of tax, civil and labor losses	(10,937)	-	12,752	1,815
Refund liabilities and right to returned goods	8,421	-	2,233	10,654
Right of use assets	31,301	-	4,599	35,900
Lease liabilities	(25,684)	-	(4,820)	(30,504)
Fair value adjustments on business combination and goodwill amortization (i)	(470,342)	-	(116,636)	(586,978)
Other temporary difference	48,428	94	13,107	61,629
Deferred assets, net	205,453	(250)	3,646	208,849

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.
(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

ii. December 31, 2023 and 2022

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2022	Deferred tax on business combination	Effect on profit and loss	As of December 31, 2023
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	422,240	-	172,121	594,361
Temporary Differences:
Impairment losses on trade receivables	20,472	-	7,540	28,012
Provision for obsolete inventories	3,346	-	(247)	3,099
Imputed interest on suppliers	(5,548)	-	4,342	(1,206)
Provision for risks of tax, civil and labor losses	20,445	-	(31,382)	(10,937)
Refund liabilities and right to returned goods	15,818	-	(7,397)	8,421
Right of use assets	50,531	-	(19,230)	31,301
Lease Liabilities	(42,595)	-	16,911	(25,684)
Fair value adjustments on business combination and goodwill amortization (i)	(358,454)	(1,794)	(110,094)	(470,342)
Other temporary difference	44,596	-	3,832	48,428
Deferred Assets, net	170,851	(1,794)	36,396	205,453

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

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

23. Shareholder’s equity

23.1. Share capital

The Company holds Class A shares in addition to Class B shares (owned by Cogna).

On September 14, 2023, the Company announced a share repurchase program, approved by our board of directors considering that it was in the commercial interests of the Company to enter the Repurchase Plan. Under the repurchase program, we were entitled to repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program was concluded with the repurchase of all shares.

As a result, the Company's share capital outstanding on December 31, 2024, which excludes a total of 3,447,864 treasury shares, totals 80,202,023 shares, in amount of R$ 4,820,815, of which 64,436,093 Class B shares are owned by the Cogna Group and 15,765,930 are owned by third parties.

The Company’s Shareholders Agreement authorizes the board of directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on December 31, 2024 the Company has the following position in Class A and B shares:

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (note 23.4)
December 31,2023	16,566,142	2,647,652	64,436,093	83,649,887
ILP exercised (i)	277,203	-	-	277,203
Treasury shares	-	(277,203)	-	(277,203)
Treasury shares purchased	(1,077,415)	1,077,415	-	-
December 31,2024	15,765,930	3,447,864	64,436,093	83,649,887

(i)	Refers to vested shares during the year, totaling R$ 382,349, net of withholding taxes (27.5%).

The Company’s shareholders on December 31, 2024 are as follows:

	In units
Company shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	15,765,930	-	15,765,930
Treasury shares (Note 23.4)	3,447,864	-	3,447,864
Total (%)	23%	77%	83,649,887

Vasta Platform Limite

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

23.2. Earnings (loss) per share

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

	December 31, 2024	December 31, 2023	December 31, 2022
Profit (loss) attributable to shareholder´s	486,487	(83,772)	(54,573)
Weighted average number of ordinary shares outstanding (thousands)	80,170	82,349	82,444
Performance Shares Units (PSU)	732	-	-
Long Term Investment – (“ILP”)	344	-	-
Total dilution effect	1,076	-	-
Basic profit (loss) per share - R$	6.07	(1.02)	(0.66)
Diluted profit (loss) per share - R$	5.99	(1.02)	(0.66)

23.3. Capital reserve - Share-based compensation (granted)

The Company as of December 31, 2024 had two share-based compensation plans and one bonus plan paid in restricted share units, being:

a)	Long Term Investment – (“ILP”) – Refers to several tranches granted, being the first issued on July 23, 2020 and the last on October, 2th, 2023. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year ended December 31, 2024 was R$ 4,283, being R$ 4,181 in Shareholder’s the Equity and R$102 as labor charges in liabilities, due to share price fluctuation (R$ 13,910 being R$ 9,949 in Shareholder’s the Equity and a credit of R$ 2,712 as labor charges in liabilities for the year ended December 31, 2023).
b)	Bonus paid in restricted share units (RSU) – “Premium recognized” - The Company granted and vested 101,798 shares on Mai, 2023 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. There were no shares granted or vested in 2024. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the year 2023 was R$ 2,782, being R$ 1,929 in Shareholder’s the Equity and R$853 as labor charges in liabilities.
c)	Long Term Investment – (“ILP”) – Performance Shares Units (PSU) – On August, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended December 31, 2024 was R$ 7,190, being R$ 6,404 in Shareholder’s the Equity and R$ 786 as labor charges in liabilities, due to share price fluctuation (R$ 3,194 being R$ 2,034 in Shareholder’s the Equity and R$ 1,161 as labor charges in liabilities for the period ended December 31, 2023).

Considering the shared based compensation vested and granted throughout 2024, the amount of capital reserve on December 31, 2024 total R$90,909 (R$89,627 on December 31, 2023).

23.4. Treasury shares

In 2023 the Board of Directors had approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta could repurchased up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period starting on September 18, 2023, continuing until the earlier of the completion of the repurchase. On March 31, 2024, the program concluded with the repurchase of 1,077,415 shares, corresponding to R$22,531. Considering the above information, the amount of treasury shares on December 31, 2024 total R$74,641 (R$59,525 on December 31, 2023), corresponding to 3,447,864 treasury shares (2,647,652 on December 31,2023).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

24. Net revenue from sales and services

The breakdown of net sales of the Company is shown below:

	December 31,2024	December 31,2023	December 31,2022
Net revenue
Learning Systems	1,081,926	958,674	848,531
Complementary Education Services	236,023	196,035	145,949
Textbooks	144,384	123,358	126,679
Other products and services (i)	211,858	208,206	143,121
Total	1,674,191	1,486,273	1,264,280
Sales	1,588,775	1,440,259	1,229,827
Services	85,416	46,014	34,453
Total	1,674,191	1,486,273	1,264,280

(i)	Includes sales to public government customers, amounting to R$15,321 on December 2024 (R$81,199 on December 31,2023).

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

25. Costs and expenses by nature

	December 31, 2024	December 31, 2023	December 31, 2022
Raw materials and productions costs	(373,499)	(339,018)	(232,826)
Salaries and payroll charges	(323,000)	(307,948)	(281,894)
Depreciation and amortization	(294,084)	(287,779)	(268,714)
Copyright	(101,596)	(96,596)	(72,348)
Advertising and publicity	(96,428)	(68,194)	(68,708)
Third-party services (ii)	(54,712)	(37,002)	(47,667)
Impairment losses on trade receivables	(53,003)	(55,771)	(45,904)
Editorial costs	(40,410)	(40,412)	(49,329)
Travel	(32,907)	(28,516)	(23,577)
Consulting and advisory services	(29,417)	(30,617)	(34,166)
Obsolete inventories	(41,492)	(22,006)	(40,924)
Rent and condominium fees	(15,725)	(23,943)	(18,312)
Utilities, cleaning, and security	(13,939)	(15,760)	(20,087)
Asset impairment loss	(8,271)	-	-
Taxes and contributions	(5,689)	(4,015)	(1,777)
Material	(3,766)	(3,024)	(6,263)
Other operating expenses	(3,592)	(4,522)	(808)
Other general and administrative expenses	(1,090)	(378)	(358)
Other operating expenses – price adjustment (note 18)	-	(23,562)	-
Other operating income	4,286	13,699	1,828
Income from lease and sublease agreements with related parties	10,140	13,071	13,047
Reversal for tax, civil and labor risks (i)	116,722	9,611	15,099
	(1,361,472)	(1,352,682)	(1,183,688)
Cost of goods sold and services	(653,449)	(570,907)	(473,135)
Commercial expenses	(282,671)	(246,096)	(194,043)
General and administrative expenses	(364,773)	(465,523)	(471,626)
Impairment loss on accounts receivable	(53,003)	(55,771)	(45,904)
Other operating income	4,286	13,699	1,828
Other operating expenses	(11,862)	(28,084)	(808)
	(1,361,472)	(1,352,682)	(1,183,688)

(i)	Includes R$ 102,431 related to a reversal of tax contingencies (presented in note 21), as a result of the change in the loss probability of the tax proceedings mentioned in note 1.1(a).
(ii)	Includes R$9,333 related to provision for success fee in tax proceedings mentioned in note 1.1 and presented in "third-party services".

Vasta Platform Limited

Consolidated Financial Statements as of December 31, 2024 and 2023

Notes to the Consolidated Financial Statements as of December 31, 2024

26. Finance result

	December 31, 2024	December 31, 2023	December 31, 2022
Finance income
Income from financial investments and marketable securities (i)	24,547	40,155	54,954
Finance income from contingencies (ii)	206,961	-	-
Finance income from indemnification assets	22,358	23,723	31,077
Other finance income	13,642	6,409	2,526
	267,508	70,287	88,557
Finance costs
Interest on bonds	(96,760)	(117,495)	(108,896)
Interest on account payables for business combinations	(59,334)	(65,207)	(65,725)
Interest on suppliers	(44,401)	(38,228)	(19,810)
Bank and collection fees	(1,412)	(5,715)	(3,891)
Interest on provision for tax, civil and labor losses	(38,218)	(58,265)	(52,891)
Interest on Lease Liabilities	(11,584)	(12,717)	(13,143)
Other finance costs	(9,127)	(7,301)	(5,968)
	(260,836)	(304,928)	(270,324)
Financial result (net)	6,672	(234,641)	(181,767)

(i)	Income from marketable securities indexed at CDI.
(ii)	As mentioned in note 21.a, the Company proceeded with the reversal of finance loss / interests from contingencies in the amount R$206,961, as a result of a change in the expected losses from proceedings to “remote”.

27. Non-cash transactions

Non-cash transactions for the years ended December 31, 2024, 2023 and 2022 are, respectively:

(i)	Additions and renegotiations of right of use assets and lease liabilities in the amount of R$ 47,391, R$23,871 and R$12,002 (note 16).
(ii)	Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 13,034, R$ 38,386 and R$ 3,180 (note 16).
(iii)	Accounts payable assumed in the acquisition: In 2023 (i) Start, in the amount of R$1,698. In 2022 (i) Phidelis, in the amount of R$ 12,733.

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1